As filed with the Securities and Exchange Commission on August 23, 2004
Registration No. 333-117325

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to
Form S-4
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Coeur d’Alene Mines Holdings Company

(Exact name of registrant as specified in its charter)

Idaho	81-0652176
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511
(Address, including zip code and telephone number,
including area code, of registrant’s principal executive offices)

Dennis E. Wheeler

Chairman of the Board and Chief Executive Officer
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Coeur d’Alene Canadian Acquisition Corporation

(Exact name of registrant as specified in its charter)

New Brunswick	98-0428735
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511
(Address, including zip code and telephone number,
including area code, of registrant’s principal executive offices)

Stewart McKelvey

44 Chipman Hill, Suite 1000
P.O. Box 7289, Stn. A
Saint John, New Brunswick
E2L 4S6
(506) 632-1970
(Name, address, including zip code, and telephone number,
including area code, of agent for service)

Copy to:

Andrew E. Bogen, Esq.
Gibson, Dunn & Crutcher, LLP
333 South Grand Avenue
Los Angeles, California 90071-3197
(213) 229-7000

    Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective and upon consummation of the transactions described in the enclosed offer to purchase

    If the securities being registered on this Form are being offered in connection with the formation of a holding company and there is compliance with General Instruction G, check the following box:    ☐

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act of 1933, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering:    ☐

    If any of the securities on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box:    ☐

Continued on next page

Continued

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
Title of Each Class of	Amount to be	Offering Price	Aggregate	Registration
Securities to be Registered(1)	Registered(2)	Per Unit	Offering Price(3)	Fee

Coeur d’Alene Mines Holdings Company Common Stock, par value $1.00 per share, (together with the associated rights to purchase stock pursuant to the Rights Agreement between the Registrant and ChaseMellon Shareholder Services, L.L.C.)	612,041,868	N/A	$1,585,188,436	$200,843(5)

Coeur d’Alene Canadian Acquisition Corporation exchangeable shares, without par value	612,041,868	N/A	$1,585,188,436	(4)(5)

(1)	This Registration Statement relates to securities of Coeur d’Alene Mines Holdings Company, which is intended to be the successor registrant to Coeur d’Alene Mines Corporation, an Idaho corporation, and up to an identical number of exchangeable shares, without par value, of Coeur d’Alene Canadian Acquisition Corporation, to be issued (a) in exchange for all of the issued and outstanding common shares of Wheaton River Minerals Ltd., a corporation existing under the Business Corporations Act (Ontario) (“Wheaton”), pursuant to the offer to purchase all of the issued and outstanding common shares of Wheaton, (b) in connection with a proposed subsequent acquisition transaction to acquire any Wheaton common shares not acquired in the offer to purchase and (c) upon exercise of options and warrants to purchase Wheaton common shares, to the extent assumed and converted into options and warrants to purchase Coeur d’Alene Mines Holdings Company or Coeur d’Alene Canadian Acquisition Corporation stock in connection with a subsequent acquisition transaction. This Registration Statement also relates to up to an identical number of shares of common stock of Coeur d’Alene Mines Holding Company issuable, upon the terms described herein, in exchange for exchangeable shares issued by Coeur d’Alene Canadian Acquisition Corporation.

(2)	This amount is based upon the maximum number of shares of common stock of Coeur d’Alene Mines Holdings Company issuable in connection with the offer to purchase and a subsequent acquisition transaction, based on the outstanding number of Wheaton common shares and warrants and options to purchase Wheaton common shares as reported by Wheaton as of August 6, 2004.

(3)	Covers all of the securities set forth in footnote 1. Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(f)(1) and Rule 457(c) under the Securities Act of 1933, as amended, based on the average of the high and low prices for Wheaton’s common shares as reported by the American Stock Exchange on August 17, 2004.

(4)	The registration fee for the exchangeable shares is reflected in the fee payable for the Coeur d’Alene Mines Holdings Company common stock.

(5)	The filing fee is offset by the filing fee in the amount of $204,102 Coeur paid on July 13, 2004 in connection with the filing of this Registration Statement.

    The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The information contained herein may change. The registrants may not complete the offer to purchase and issue these securities until the registration statement is effective. This offer to purchase is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state or jurisdiction in which such offer is not permitted.

OFFER TO PURCHASE

all of the outstanding common shares of
Wheaton River Minerals Ltd.

for

any of the following per Wheaton common share, at the election of the depositing holder:
up to Cdn$5.47, in cash, subject to proration;
or
0.796 shares of Coeur d’Alene Mines Holdings Company Common Stock;
or
0.796 Exchangeable Shares of Coeur d’Alene Canadian Acquisition Corporation
by

COEUR D’ALENE MINES CORPORATION

subject to the procedures and limitations described in this offer to purchase and the related letter of transmittal

    The offer to purchase and the withdrawal rights of the shareholders of Wheaton River Minerals Ltd., a corporation existing under the Business Corporations Act (Ontario) (“Wheaton”), will be open for acceptance during the period beginning on the date of the offer to purchase and ending at 5:00 p.m., Eastern Daylight Time, on September 30, 2004, unless extended as described below. Wheaton common shares deposited under the offer to purchase may be withdrawn at any time prior to being taken up.

     This offer to purchase is being made by Coeur d’Alene Mines Corporation, an Idaho corporation (“Coeur”), Coeur d’Alene Mines Holdings Company, an Idaho corporation (“New Coeur”), which is presently a wholly-owned subsidiary of Coeur, Coeur d’Alene Canadian Acquisition Corporation, a New Brunswick Company and an indirect subsidiary of Coeur (“Canadian Exchange Co.”), and Coeur d’Alene Acquisition ULC, a wholly-owned subsidiary of New Coeur that will be utilized in the offer to purchase (“Nova Scotia ULC”). As used herein, the term the “Offerors” means each of, and collectively, Coeur, New Coeur, Canadian Exchange Co. and Nova Scotia ULC. Immediately prior to the consummation of the offer to purchase, subject to approval by Coeur’s shareholders, Coeur will effect a reorganization whereby it will become a wholly-owned subsidiary of New Coeur and the name of New Coeur will be changed to “Coeur d’Alene Mines Corporation.” All of the outstanding common stock of Coeur will become, without any further action on the part of the holders thereof, common stock of New Coeur having rights and privileges the same as the existing Coeur common stock, and New Coeur common stock will be listed on the New York Stock Exchange (“NYSE”). Wheaton common shares which are taken up for stock will be exchanged for either common stock of New Coeur or exchangeable shares of Canadian Exchange Co., at the election of the Wheaton shareholder who deposits such Wheaton common shares under the offer to purchase. These exchangeable shares are referred to as “Exchangeable Shares,” and will, under the circumstances described herein, be exchangeable for shares of New Coeur common stock on a one-for-one basis. Following the purchase of Wheaton common shares in the offer to purchase, Coeur, Wheaton, assuming Coeur takes up and pays for Wheaton common shares representing greater than 50% of the outstanding Wheaton common shares, Canadian Exchange Co. and Nova Scotia ULC will be direct or indirect subsidiaries of New Coeur.

     The Offerors hereby offer upon the terms and subject to the conditions set forth in this offer to purchase and in the related letter of transmittal to issue for each issued and outstanding Wheaton common share any one of the following (referred to as the “Offer Consideration”), at the election of the depositing holder:

•	Cdn$5.47 (equivalent to $4.22 based on the August 19, 2004 Canadian Dollar spot rate at close provided by Bloomberg) in cash, subject to proration if Wheaton shareholders request in the aggregate more than the maximum cash available; or

•	0.796 shares of New Coeur common stock; or

•	0.796 Exchangeable Shares.

     Wheaton shareholders may choose among the three types of Offer Consideration, although the election must be made as to all shares deposited under the offer to purchase. For more information regarding the choices of consideration being offered to Wheaton shareholders pursuant to the offer to purchase, see the section entitled “Offer to Purchase — The Offer — Alternatives Available.”

     The Offerors are making the offer to purchase to acquire all the outstanding Wheaton common shares. If Wheaton common shares validly deposited under the offer to purchase are taken up and paid for, the Offerors currently intend to acquire, directly or indirectly, all outstanding Wheaton common shares not deposited under the offer to purchase in accordance with applicable law by way of a subsequent acquisition transaction. The Offerors currently intend that the terms of the subsequent acquisition transaction will provide that each issued and outstanding Wheaton common share may be exchanged (at the holder’s option) for cash, shares of New Coeur common stock or Exchangeable Shares in the same proportions issued pursuant to the offer to purchase.

     The obligations to complete the offer to purchase are subject to the satisfaction or waiver of the conditions described in “Offer to Purchase — Conditions of the Offer.”

     Coeur common stock currently is traded on the NYSE under the symbol “CDE” and, upon the effectiveness of the Coeur reorganization and the purchase of Wheaton common shares pursuant to the offer to purchase, the common stock of New Coeur will be listed under the same symbol. Wheaton’s common shares currently are traded on the Toronto Stock Exchange (“TSX”) under the symbol “WRM” and on the American Stock Exchange (“AMEX”) under the symbol “WHT.” It is a condition of the offer to purchase that New Coeur common stock be approved for listing on the NYSE and the TSX, and that the Exchangeable Shares be approved for listing on the TSX. Listing will be subject to the Offerors fulfilling all of the listing requirements of the NYSE and the TSX.

     In this offer to purchase, “$” refers to United States dollars and “Cdn$” refers to Canadian dollars.

     The securities offered in this offer to purchase involve certain risks. For a discussion of risk factors you should consider in evaluating the offer to purchase, see “Risk Factors” beginning on page 22.

The Dealer Managers for the offer to purchase are

JPMorgan	CIBC World Markets Inc.

This offer to purchase is dated August 23, 2004

      The Offerors have not authorized anyone to provide any information or make any representation about the Offerors or their affiliates that is different from, or in addition to, the information and representations contained in this offer to purchase or in any of the materials regarding the Offerors or their affiliates accompanying this document. Wheaton shareholders should not rely on any information or representations regarding the Offerors or their affiliates not contained in this offer to purchase or in such documents accompanying this offer to purchase. The offer to purchase does not apply to any jurisdiction where offers to sell, or solicitations of offers to purchase, the securities offered by this document are unlawful, or to persons to whom it is unlawful to direct these types of activities. The information contained in this document speaks only as of the date of this document, and the Offerors do not undertake any duty to update any such information, except to reflect a material change in the information previously disclosed as required by applicable law.

      THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION, AND YOU SHOULD CAREFULLY READ BOTH IN THEIR ENTIRETY BEFORE MAKING A DECISION WITH RESPECT TO THE OFFER TO PURCHASE.

IMPORTANT NOTE

      As of the date of this offer document, Wheaton has refused to meet with Coeur to discuss a combination of Wheaton and Coeur. The Offerors have not had access to the non-public books and records of Wheaton, and, although they have no reason to doubt the accuracy or completeness of Wheaton’s public filings, the Offerors are not in a position to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements. Wheaton’s auditors have consented to the inclusion herein of their audit report on Wheaton’s financial statements included herein. Coeur and Wheaton’s auditors undertook the procedures necessary to include such consent. However, such procedures did not enable the Offerors to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements.

      As a result, all historical information regarding Wheaton contained herein, including all Wheaton financial information and all pro forma financial information reflecting the pro forma effects of a combination of Wheaton and Coeur derived in part from Wheaton’s financial information, has been derived by necessity from Wheaton’s public reports and securities filings. In addition, all reconciliations of Wheaton’s financial information, which Wheaton records in accordance with Canadian generally accepted accounting principles (referred to as “Canadian GAAP”), to United States generally accepted accounting principles (referred to as “US GAAP”) is based exclusively upon Wheaton’s own Canadian GAAP to US GAAP reconciliations contained in Wheaton’s public reports and securities filings unless otherwise indicated. See “Risk Factors — The Offerors have been unable to independently verify the reliability of the Wheaton information in this offer to purchase” on page 23.

SUMMARY TERM SHEET

      This summary highlights information more fully described elsewhere herein and may not contain all the information that is important to you. You should read the following summary and the more detailed information, financial data and statements about the Offerors and the offer to purchase provided elsewhere herein, including the “Risk Factors” section and Coeur’s unaudited pro forma condensed combined financial statements and the notes thereto. References to “Coeur” mean Coeur d’Alene Mines Corporation, its predecessors and consolidated subsidiaries, or any one or more of them, as the context requires. References to the “Offerors” mean any or all of Coeur, New Coeur, Canadian Exchange Co. and Nova Scotia ULC, as the context requires. Page numbers in parentheses following certain of the headings in this summary term sheet refer to other places in this document which may contain more detailed information regarding the subject matter summarized.

The Offer (Page 26)

      Pursuant to the offer to purchase, the Offerors are offering to purchase from the holders thereof all of the issued and outstanding Wheaton common shares, including any Wheaton common shares that may be issued after the date of this offer to purchase but before the completion of the offer to purchase, at a price for each Wheaton common share of:

•	Cdn$5.47 in cash (equivalent to $4.22 based on the August 19, 2004 Canadian Dollar spot rate at close provided by Bloomberg), subject to the maximum cash consideration discussed below; or

•	0.796 shares of New Coeur common stock; or

•	0.796 Exchangeable Shares.

      The cash and stock consideration available pursuant to the offer to purchase is referred to generally as the “Offer Consideration.” Wheaton shareholders are free to choose among the three types of Offer Consideration, although the election must be made as to all shares deposited under the offer to purchase. Wheaton shareholders who properly deposit shares but do not elect a specific type of Offer Consideration will be deemed to have elected to, and will, receive shares of New Coeur common stock. Shareholders who elect cash and do not specify that they want to receive Exchangeable Shares in the event of proration also will be deemed to have elected to receive New Coeur common stock for the portion of the Offer Consideration not paid in cash.

Cash Option

      The maximum aggregate amount of cash that will be paid to Wheaton shareholders under the offer to purchase (referred to as the “Tender Cash Maximum”) is the product of (i) Cdn$570 million (equivalent to approximately $439 million based on the August 19, 2004 Canadian Dollar spot rate at close provided by Bloomberg) and (ii) a fraction, the numerator of which is the number of Wheaton common shares properly deposited under the offer to purchase and not withdrawn, and the denominator of which is the number of Wheaton common shares outstanding at the time Wheaton common shares are taken up and paid for under the offer to purchase.

      Elections to receive cash will be subject to proration if Wheaton shareholders request in the aggregate to receive more than the Tender Cash Maximum. If proration is necessary, all Wheaton shareholders who elect to receive cash will be treated equally, based on the percentage of the total number of Wheaton common shares properly deposited (and not withdrawn) by each Wheaton shareholder who makes a cash election relative to the total number of Wheaton common shares properly deposited (and not withdrawn) for which the cash election has properly been made.

      Based on the number of issued and outstanding Wheaton common shares on May 27, 2004, if all Wheaton shareholders elected to receive cash for their Wheaton common shares, Wheaton shareholders would receive Cdn$1.00 per Wheaton common share in cash and 0.650 shares of New Coeur common stock or 0.650 Exchangeable Shares (for shareholders who affirmatively elect to receive Exchangeable

Shares if there is proration). If less than all Wheaton shareholders elect the cash option, Wheaton shareholders will receive up to Cdn$5.47 (equivalent to $4.22 based on the August 19, 2004 Canadian Dollar spot rate at close provided by Bloomberg) per Wheaton common share in cash (subject to proration based on the Tender Cash Maximum) plus, if proration occurs, a number of shares of New Coeur common stock or Exchangeable Shares.

      If there is proration, the number of shares of New Coeur common stock or Exchangeable Shares that will be issued in respect of each Wheaton common share for which a cash election is made will be 0.796 multiplied by a fraction, the numerator of which is Cdn$5.47 (equivalent to $4.22 as of August 19, 2004) minus the amount of cash paid per Wheaton common share deposited, and the denominator of which is Cdn$5.47 (equivalent to $4.22 as of August 19, 2004).

      Wheaton shareholders who elect to receive cash will receive shares of New Coeur common stock if proration occurs unless they elect to receive Exchangeable Shares by properly completing the letter of transmittal accompanying this document (referred to as the “Letter of Transmittal”). Wheaton shareholders who elect to receive cash who do not properly so complete the Letter of Transmittal will receive shares of New Coeur common stock in addition to their pro rata portion of the Tender Cash Maximum. All Wheaton shareholders who receive cash pursuant to the offer to purchase will be paid in Canadian Dollars. Any Wheaton shareholder who desires to convert any cash received pursuant to the offer to purchase into a different currency will have to make their own arrangements and bear any associated costs.

      Holders of Wheaton common shares who are residents of the United States for tax purposes and who receive Exchangeable Shares and holders of Wheaton common shares who are residents of Canada for tax purposes and who receive shares of New Coeur common stock may be subject to certain adverse tax consequences. Wheaton shareholders are encouraged to consult their own advisors regarding the tax consequences of the proposed transactions.

      Wheaton shareholders should note that the amount of cash paid per Wheaton common share is directly affected by the aggregate number of Wheaton common shares as to which a cash election is made. If any Wheaton warrantholders or optionholders choose to exercise their warrants or options, then additional Wheaton common shares will be outstanding. The amount paid per Wheaton common share deposited under a cash election will be less if and to the extent any such exercises occur, or if additional Wheaton common shares are otherwise issued, before the expiration of the offer to purchase and those additional Wheaton common shares are deposited pursuant to a cash election. See the section entitled “Reasons for and Purpose of the Offer to Purchase; Plans for Wheaton.”

All Share Option

      Wheaton shareholders who do not elect to receive cash consideration will receive either shares of New Coeur common stock or Exchangeable Shares for their Wheaton common shares. As noted on the cover page of this offer to purchase, the Exchangeable Shares are securities issued by Canadian Exchange Co., a subsidiary of Coeur that has not carried on any business activities to date and prior to making the offer to purchase, had no material business, operations, assets or liabilities. In connection with the offer to purchase, among other things, Canadian Exchange Co. will acquire the benefit of a support agreement with New Coeur and will acquire Wheaton common shares and will incur liabilities in connection with the offer to purchase. Canadian Exchange Co. was formed solely for the purpose of making the offer to purchase and taking up Wheaton common shares and issuing as consideration therefor Exchangeable Shares that may permit Wheaton shareholders to take advantage of a full or partial tax deferral available under the Income Tax Act (Canada) (the “Tax Act”). See the section entitled “Material Canadian Federal Income Tax Considerations.” Each Exchangeable Share will be exchangeable, under the circumstances described herein, at the option of the holder thereof into one share of New Coeur common stock, as described below under the section entitled “About Canadian Exchange Co.”

      Wheaton shareholders who wish to receive Exchangeable Shares must properly complete and deposit a Letter of Transmittal reflecting an election to receive Exchangeable Shares. Wheaton shareholders who affirmatively elect to receive shares of New Coeur common stock or who otherwise validly deposit Wheaton common shares but do not make an election on the Letter of Transmittal will be deemed to have elected to, and will, receive shares of New Coeur common stock. Depending on the election made or deemed made, Wheaton shareholders who do not properly elect to receive cash consideration will receive either 0.796 Exchangeable Shares or 0.796 shares of New Coeur common stock for each Wheaton common share properly deposited and not withdrawn.

Description of Exchangeable Shares

      The Exchangeable Shares are included in the offer to purchase to enable certain shareholders, by virtue of the redemption and exchange rights attaching to the Exchangeable Shares and the provisions of the Voting and Exchange Trust Agreement and the Support Agreement, to acquire a security of a Canadian issuer having economic rights that are, as nearly as practicable, equivalent to those of a share of New Coeur common stock. As noted above, the Exchangeable Shares are exchangeable at any time at the option of the holder into one share of New Coeur common stock. See the section entitled “About Canadian Exchange Co. — Description of Exchangeable Shares.” The Exchangeable Shares may permit shareholders to take advantage of a full or partial tax deferral available under the Tax Act. Also, subject to certain assumptions, the Exchangeable Shares, once listed on the TSX, will not be foreign property for certain Canadian tax purposes. For the above reasons, shareholders resident in Canada for tax purposes may want to elect to receive Exchangeable Shares rather than shares of New Coeur common stock. See the section entitled “Material Canadian Federal Income Tax Considerations.”

      Pursuant to a voting and exchange trust agreement and a support agreement, New Coeur, among other things, will agree to: (i) create a trust for the benefit of the registered holders of Exchangeable Share that will enable a trustee to exercise voting rights on behalf of the holders of Exchangeable Shares similar to those of holders of New Coeur common stock, (ii) ensure the declaration and payment of a dividend by Canadian Exchange Co. to holders of Exchangeable Shares equivalent to any dividend declared and paid on the shares of New Coeur common stock, and (iii) take all actions and do all things reasonably necessary or desirable to enable and permit Canadian Exchange Co., in accordance with appropriate law, to pay the liquidation amount, retraction price and redemption price required to be paid to holders of Exchangeable Shares. See the sections entitled “About Canadian Exchange Co. — Voting and Exchange Trust Agreement” and “— Support Agreement.”

      Additional information regarding the similarities and differences between the Exchangeable Shares and the New Coeur common stock is contained in the section entitled “About Canadian Exchange Co.”

      Holders of Wheaton common shares who are residents of the United States for tax purposes and who receive Exchangeable Shares and holders of Wheaton common shares who are residents of Canada for tax purposes and who receive shares of New Coeur common stock may be subject to certain adverse tax consequences. Wheaton shareholders are encouraged to consult their own advisors regarding the tax consequences of the proposed transactions.

Alternatives Available

      The following table illustrates the Offer Consideration alternatives available to Wheaton shareholders:

Election Made	Cash	Stock

Cash election, sub-election for Exchangeable Shares if proration occurs	Up to Cdn$5.47 (equivalent to $4.22 based on the August 19, 2004 Canadian Dollar spot rate at close provided by Bloomberg) per share, subject to proration	Exchangeable Shares for the pro rated amount of consideration not paid in cash
Cash election, sub-election for New Coeur common stock or no sub-election if proration occurs	Up to Cdn$5.47 (equivalent to $4.22 based on the August 19, 2004 Canadian Dollar spot rate at close provided by Bloomberg) per share, subject to proration	Shares of New Coeur common stock for the pro rated amount of consideration not paid in cash
All Exchangeable Shares election	None	0.796 Exchangeable Shares per Wheaton common share deposited
All New Coeur common stock election	None	0.796 shares of New Coeur common stock per Wheaton common share deposited
No election specified	None	0.796 shares of New Coeur common stock per Wheaton common share deposited

      The offer to purchase is made only for Wheaton common shares and is not made for any warrants, options or other securities that may entitle the holder to acquire Wheaton common shares. Any holder of such securities who wishes to accept the offer to purchase must exercise, exchange or convert those securities and deposit the resulting Wheaton common shares issued, in accordance with the offer to purchase. Any such exercise must be sufficiently in advance of the expiration date to permit the Wheaton common shares acquired with respect to the exercise, exchange or conversion of those securities to be deposited under the offer to purchase in accordance with the procedures described below under the sections entitled “Offer to Purchase — Time for Acceptance” and “— Manner of Acceptance.” See also “Reasons for and Purpose of the Offer to Purchase; Plans for Wheaton — Wheaton Warrants.”

Payment of Offer Consideration by Individual Offerors

      The Offerors reserve the right to determine which of the Offerors will take up individual Wheaton common shares deposited under the offer to purchase. The Offerors expect that Canadian Exchange Co. will take up any Wheaton common shares in respect of which Exchangeable Shares are issued as full or partial consideration and that Nova Scotia ULC will take up any Wheaton common shares in respect of which shares of New Coeur common stock are issued as full or partial consideration. The Offerors expect that Nova Scotia ULC will take up any Wheaton common shares in respect of which cash is the full consideration. In any such event, each of the Offerors will take appropriate steps to ensure that the proper consideration is available from the specific Offeror taking up Wheaton common shares pursuant to the offer to purchase.

Dividends and Distributions

      If Wheaton should declare or pay any cash or stock dividend or make any other distribution on, or issue any securities, rights, warrants or other interests or distributions in respect of, deposited Wheaton common shares after the date of the offer to purchase, such dividend, distribution or rights will be received and held by the depositing Wheaton shareholder for the account of Nova Scotia ULC or Canadian Exchange Co., as the case may be, and (i) to the extent that cash dividends or cash distributions do not exceed the amount payable in cash to the depositing Wheaton shareholder pursuant to the offer to purchase, the amount payable to the depositing Wheaton shareholder will be reduced by the amount of any such dividend or distribution which shall be returned by the depositing shareholder; and (ii) the amount by which any cash dividend or distribution exceeds the amount payable in cash to the depositing Wheaton shareholder together with any non-cash dividend, distribution or rights, shall be remitted promptly by the depositing holder to the Depositary or another person designated by New Coeur for the Offerors’ account accompanied by appropriate documentation of transfer. Pending such remittance, Nova Scotia ULC or Canadian Exchange Co., as the case may be, shall be entitled to all rights and privileges as the owner of any such dividend, distribution or rights and may deduct the value thereof from the amount payable in cash by it pursuant to the offer to purchase to the depositing Wheaton shareholder.

Coeur d’Alene Mines Corporation (Page 41)

      Coeur, the world’s largest primary silver producer and a growing gold producer, is engaged in the exploration, development and operation of silver and gold mining properties located in the United States, Chile, Argentina and Bolivia. Coeur currently expects to produce 14.4 million ounces of silver and 142,000 ounces of gold in 2004. In 2003, Coeur produced approximately 14.2 million ounces of silver and 119,518 ounces of gold. In 2002, Coeur produced approximately 14.8 million ounces of silver and 117,114 ounces of gold.

      Coeur’s mines are located in Southern Chile (the Cerro Bayo Mine), Argentina (the Martha Mine), Nevada (the Rochester Mine) and the Silver Valley region of northern Idaho (the Galena Mine). Coeur owns and operates 100% of these mines. In addition, Coeur owns or leases, either directly or through Coeur’s subsidiaries, silver and gold development projects in Bolivia (the San Bartolomé silver project) and Alaska (the Kensington gold project). Coeur also controls strategic properties with significant exploration potential close to Coeur’s existing mining operations. Coeur’s customers are bullion trading banks that purchase silver and gold from Coeur and then sell these metals to end users for use in industry applications such as electronic circuitry, jewelry and silverware production and the manufacture and development of photographic film. In addition, Coeur sells high grade gold and silver concentrates to smelters in Japan and Canada.

      Coeur was incorporated in Idaho in 1928. Coeur’s principal executive offices are located at 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814 and Coeur’s telephone number is (208) 667-3511. Coeur’s website is www.coeur.com. Information contained on the website is not incorporated by reference into this offer to purchase, and you should not consider information contained on the website as part of this offer to purchase or accompanying circular.

      Coeur common stock is listed on the NYSE under the symbol “CDE.”

New Coeur (Page 43 and Appendix H)

      Coeur d’Alene Mines Holdings Company, or New Coeur, is a newly-formed, wholly-owned direct subsidiary of Coeur. New Coeur was formed in preparation for the proposed Coeur reorganization, described in greater detail below, and has not otherwise conducted any business activities to date. New Coeur’s principal executive offices are located at 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814 and New Coeur’s telephone number is (208) 667-3511.

Canadian Exchange Co. (Page 43)

      Coeur d’Alene Canadian Acquisition Corporation, referred to as Canadian Exchange Co., is a newly-formed, wholly-owned subsidiary of Coeur. Canadian Exchange Co. was incorporated solely for the purpose of making the offer to purchase and has not otherwise conducted any business activities to date. Canadian Exchange Co.’s registered offices are located at 44 Chipman Hill, Suite 1000, P.O. Box 7289, Stn. “A”, Saint John, New Brunswick E2L 4S6.

Nova Scotia ULC (Page 49)

      Coeur d’Alene Acquisition ULC (referred to as Nova Scotia ULC) is a newly-formed company organized solely for the purpose of making the offer to purchase and has not otherwise conducted any business activities to date.

Wheaton River Minerals Ltd. (Page 49 and Appendix G)

      Wheaton is an Ontario corporation engaged in the acquisition, exploration and operation of precious metal properties. The principal products and sources of cash flow for Wheaton are gold, silver and copper. The registered office and principal executive offices of Wheaton are located at Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia V6C 3l6 Canada, and its telephone number is (604) 696-3000.

      Wheaton’s primary operating properties consist of an indirect 37.5% interest in the Bajo de la Alumbrera gold-copper mine in Argentina (the “Alumbrera Mine”), an indirect 100% interest in the San Dimas, San Martin and Nukay gold-silver mines in Mexico and an indirect 100% interest in the Peak gold mine in Australia (the “Peak Mine”). Wheaton also has indirect 100% interests in the Los Filos gold project in Mexico (the “Los Filos Project”) and in the Amapari gold project in Brazil (the “Amapari Project”), both of which are advanced development stage properties.

      Wheaton’s common shares are listed on the TSX under the symbol “WRM” and the AMEX under the symbol “WHT.”

Purpose of the Offer to Purchase and Acquisition of Remaining Shares (Page 55)

      The Offerors are making the offer to purchase in order for New Coeur to acquire all outstanding Wheaton common shares. If Wheaton common shares validly deposited under the offer to purchase are taken up and paid for, the Offerors currently intend to acquire, directly or indirectly, all outstanding Wheaton common shares in accordance with applicable law by way of a subsequent acquisition transaction. In order to effect a subsequent acquisition transaction, the Offerors may seek to cause a special meeting of the Wheaton shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization, consolidation or other transaction as a result of which the Offerors would, directly or indirectly, acquire all of the remaining voting securities of Wheaton.

      New Coeur currently anticipates that the terms of any subsequent acquisition transaction would provide that each outstanding Wheaton common share could be exchanged (at the holder’s option) for cash, shares of New Coeur common stock or Exchangeable Shares in the same proportions issued pursuant to the offer to purchase. New Coeur also may consider an arrangement pursuant to which Wheaton common shares not so exchanged for cash or stock will be converted into Exchangeable Shares pursuant to an amalgamation of Wheaton with a subsidiary of New Coeur.

      Following a subsequent acquisition transaction, it is New Coeur’s current intention that Wheaton would continue its current operations, as a wholly-owned subsidiary of Canadian Exchange Co.

Wheaton Warrants (Page 55)

      The Wheaton warrants are unaffected by the offer to purchase (except as described in the section entitled “Risk Factors”) and the offer to purchase is not made for the Wheaton warrants. If, after completion of the offer to purchase, the Offerors implement a subsequent acquisition transaction, the

Offerors intend to structure such transaction so that the holders of Wheaton warrants would thereafter have the right to receive Exchangeable Shares upon the exercise thereof with the exercise price adjusted, in accordance with the terms of the warrants, based on the exchange ratio used in the offer to purchase. New Coeur currently intends to maintain the listing of the warrants on the TSX and AMEX. See the section entitled “Risk Factors — The market and listing for Wheaton common shares may be affected.”

Time for Acceptance (Page 29)

      The offer to purchase is open for acceptance until 5:00 p.m. Eastern Daylight Time on September 30, 2004, unless extended or withdrawn. The term “expiration time” means 5:00 p.m. Eastern Daylight Time on September 30, 2004 or, if later, the latest date and time to which the time of expiration of the offer to purchase has been extended, as described in the section entitled “Offer to Purchase — Extension of the Expiration Time or Variation or Change of the Offer.” As there is a limit on the amount of cash that may be paid to Wheaton shareholders pursuant to the offer to purchase, the Offerors are not permitted to offer a subsequent offering period pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended, and therefore no subsequent offering period will be provided.

      The offer to purchase may be accepted by delivering to the Depositary for the offer to purchase at any of its offices specified in the Letter of Transmittal, so as to arrive there not later than the expiration time:

•	the certificate or certificates representing Wheaton common shares in respect of which the offer to purchase is being accepted;

•	a Letter of Transmittal in the form accompanying the offer to purchase or a facsimile thereof, properly completed and signed as required by the instructions contained in the Letter of Transmittal; and

•	any other relevant documents required by the instructions in the Letter of Transmittal. See the section entitled “Offer to Purchase — Manner of Acceptance — Letter of Transmittal.”

      If a Wheaton shareholder wishes to deposit Wheaton common shares pursuant to the offer to purchase and the certificate(s) representing those Wheaton common shares are not immediately available, or if the certificate(s) and all other required documents cannot be provided to the Depositary at or prior to the expiration time, such Wheaton common shares nevertheless may be validly deposited under the offer to purchase in compliance with the procedures for guaranteed delivery using the accompanying Notice of Guaranteed Delivery. See the section entitled “Offer to Purchase — Manner of Acceptance — Procedure for Guaranteed Delivery.”

      Wheaton shareholders will not be required to pay any fee or commission if they accept the offer to purchase by transmitting their Wheaton common shares directly to The Bank of New York (the “Depositary”).

Conditions of the Offer (Page 31)

      Subject to certain restrictions, the Offerors will have the right to withdraw the offer to purchase, and will not be required to take up or pay for any Wheaton common shares deposited under the offer to purchase, if any of the conditions described in the section entitled “Offer to Purchase — Conditions of the Offer,” have not been satisfied or waived at or prior to the expiration time. Among other things, the obligation to take up and pay for deposited Wheaton common shares is conditional upon:

•	there shall have been properly deposited under the offer to purchase and not withdrawn at the expiration time that number of Wheaton common shares that constitutes at least 66 2/3% of the Wheaton common shares outstanding at the time Wheaton common shares are taken up under the offer to purchase;

•	Wheaton shall not have entered into or effectuated any other agreement or transaction with any person or entity on or after July 13, 2004 having the effect of impairing the Offerors’ ability to acquire Wheaton or otherwise diminishing the expected economic value to the Offerors of the acquisition of Wheaton including, but not limited to, any material issuance of new securities of Wheaton, the declaration of any extraordinary dividend, the adoption of a shareholder rights plan or any other transaction not in the ordinary course of Wheaton’s business;

•	the registration statement for the shares of New Coeur common stock and the Exchangeable Shares to be issued pursuant to the offer to purchase and the shares of New Coeur common stock that may be issued upon the exchange of any such Exchangeable Shares shall have become effective under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of the registration statement or a proceeding seeking a stop order shall have been issued nor shall there have been proceedings for that purpose initiated or threatened by the SEC and New Coeur shall have received all necessary state securities law or blue sky authorizations;

•	all necessary orders shall have been obtained from relevant Canadian securities regulatory authorities in respect of the Exchangeable Shares to be issued pursuant to the offer to purchase, the shares of New Coeur common stock that may be issued upon the exchange of any such Exchangeable Shares and the resale of any such Exchangeable Shares or shares of New Coeur common stock;

•	the holders of Coeur common stock, voting at a meeting of such holders, shall have approved (a) the agreement and plan of merger and the Coeur holding company reorganization described under “About New Coeur and the Coeur Reorganization”, and (b) the issuance of shares of New Coeur stock (i) in the offer to purchase, (ii) in any subsequent acquisition transaction, (iii) upon exchange of Exchangeable Shares, as described herein, (iv) upon exercise of Wheaton warrants and options, and (v) upon conversion of the convertible debt securities to be issued by New Coeur in connection with the offer to purchase, each of which will require the affirmative vote of the holders of a majority of the shares of Coeur common stock entitled to vote at such meeting;

•	there shall not be pending or threatened any suit, action or proceeding by any governmental entity (a) challenging the offer to purchase, seeking to restrain or prohibit the completion of the offer to purchase or seeking to obtain from New Coeur or Wheaton or their respective subsidiaries any damages that are material in relation to Wheaton and its subsidiaries, on a consolidated basis, or New Coeur and its subsidiaries, on a consolidated basis, (b) seeking to prohibit or limit the ownership or operation by New Coeur or Wheaton or any of New Coeur’s subsidiaries of any material portion of the business or assets of Wheaton or New Coeur or any of New Coeur’s subsidiaries or to compel Wheaton or New Coeur or any of New Coeur’s subsidiaries to dispose of or hold separate any material portion of the business or assets of New Coeur or Wheaton or any of New Coeur’s subsidiaries as a result of the offer to purchase, (c) seeking to prohibit New Coeur from effectively controlling in any material respect the business or operations of Wheaton, or (d) which otherwise is reasonably likely to have a material adverse effect on New Coeur and its subsidiaries, on a consolidated basis, or Wheaton and its subsidiaries, on a consolidated basis;

•	there shall be no change or threatened change on or after July 13, 2004 in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Wheaton or any of its subsidiaries, on a consolidated basis, that, in the reasonable judgment of New Coeur, on behalf of the Offerors, has or may have a materially adverse effect on Wheaton and its subsidiaries, on a consolidated basis, and the Offerors shall not have become aware of any fact that, in the reasonable judgment of New Coeur, on behalf of the Offerors, has or may have a material adverse effect on Wheaton and its subsidiaries or their business or prospects or the value to New Coeur of the common shares of Wheaton; and

•	the Offerors shall have obtained or received all approvals, consents, clearances or waivers required to be obtained or received from any governmental regulatory agency, authority or commission in connection with the offer to purchase and the subsequent acquisition transaction.

      On July 14, 2004, Wheaton announced that it had entered into an agreement with Chap Mercantile Inc., described in greater detail in the section entitled “Background of the Offer to Purchase,” pursuant to which, among other things, Chap Mercantile agreed to buy 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an up front payment of Cdn$262 million payable in cash and Chap common shares plus a per ounce payment of $3.90 per ounce, subject to adjustment. Based on public information, Coeur believes that the Silver Wheaton transaction is not one Coeur would approve. Coeur has not yet been able to determine whether the Silver Wheaton transaction would require a waiver of the condition in the second bullet point in the conditions described above, or if it would waive that condition. Coeur has communicated to Wheaton its desire that Wheaton not proceed with any such transaction until after the expiration date of the offer to purchase.

Sources of Funds (Page 56)

      The Offerors intend to pay the cash consideration in the offer to purchase and any subsequent acquisition transaction through a combination of available cash and the proceeds of a financing transaction with a major international investment bank. The financing transaction, which is conditioned on at least 66 2/3% of the outstanding Wheaton common shares being taken up under the offer to purchase, as well as other customary conditions, would entail the issuance of up to $225.0 million of 2% convertible debt securities due 2024 with an option to purchase an additional $50.0 million. The conversion price will be determined after Wheaton common shares are taken up under the offer to purchase and will be equal to the then trading price of New Coeur common stock, subject to a per share minimum. The terms will be similar to those of Coeur’s existing 1.25% senior convertible notes and will include a provision stating that the notes will be convertible during a particular quarter if New Coeur’s common stock price for at least 20 trading days in the last 30 consecutive trading days in the preceding quarter is more than 120% of then effective conversion price. Coeur has executed a commitment letter and paid a customary fee in connection with this financing. The unaudited pro forma condensed combined financial statements included in this offer to purchase reflect the incurrence of $225.0 million of such debt.

Payment for Deposited Wheaton Common Shares (Page 35)

      Upon the terms and subject to the satisfaction or waiver of the conditions of the offer to purchase, at the expiration time the Wheaton common shares that have been validly deposited and not withdrawn will be required to be taken up promptly after the expiration time. See the section entitled “Offer to Purchase — Take Up of, and Payment for, Deposited Wheaton common shares.”

Right to Withdraw (Page 36)

      All deposits of Wheaton common shares pursuant to the offer to purchase are irrevocable, except as provided in the section entitled “Offer to Purchase — Right to Withdraw,” which provides that, among other things, Wheaton common shares deposited under the offer to purchase may be withdrawn by or on behalf of the depositing shareholder at any time prior to the later of the expiration time or the time Wheaton common shares are taken up under the offer to purchase or if such Wheaton common shares have not been paid for by the Offerors within three business days after having been taken up.

Compensation of Soliciting Dealer Group (page 56)

      In Canada, CIBC World Markets Inc., one of the Dealer Managers for the offer to purchase, has undertaken to form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and of the stock exchanges in Canada to solicit acceptances of the offer to purchase. Each member of the soliciting dealer group, including CIBC World Markets Inc., is referred to herein as a “Soliciting Dealer.” The Offerors have agreed to pay each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Wheaton common shares a fee of Cdn$0.04 for each such Wheaton common share deposited and taken up by the Offerors under the offer to purchase. The aggregate amount payable to any Soliciting Dealer with respect to any single depositing holder of Wheaton common shares will be not less than Cdn$85.00 nor more than Cdn$1,500, provided that such holder deposits no less than 500 Wheaton common shares. If Wheaton common shares deposited and registered in a single name are beneficially owned by more than one beneficial owner, the minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offerors may require each Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offerors at the time of deposit.

Tax Considerations of Elections (Pages 62 to 80)

      Each of the alternatives available to Wheaton shareholders pursuant to the offer to purchase may provide tax benefits and will result in different tax consequences to the holder, depending upon facts specific to each holder. For example, while each Wheaton shareholder who wants to receive stock is free to request shares of New Coeur common stock or Exchangeable Shares, regardless of where the holder lives, it is anticipated that holders resident in Canada for tax purposes may realize some tax benefits from electing Exchangeable Shares while holders resident in the United States for tax purposes may benefit from electing New Coeur common stock as opposed to Exchangeable Shares. Alternatively, holders of Wheaton common shares who are residents of the United States for tax purposes and who receive Exchangeable Shares and holders of Wheaton common shares who are residents of Canada for tax purposes and who receive New Coeur common stock may be subject to certain adverse tax consequences. Wheaton shareholders are encouraged to consult their own advisors regarding the tax consequences of the proposed transactions. Wheaton shareholders should carefully review the tax consequences of the proposed transactions in the sections entitled “Material Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations,” and are encouraged to seek independent tax advice in determining which election may be best under the holder’s specific circumstances.

Accounting Treatment (Page 57)

      The acquisition of Wheaton by New Coeur would be accounted for under the purchase method of accounting under U.S. GAAP. Under US GAAP, one of the combining companies is deemed to be the acquiror for accounting purposes based upon a number of factors.

      Because the Wheaton shareholders will hold a majority of the outstanding common stock of the combined entity post acquisition, and the board of directors of the combined entity will be elected annually by the shareholders of the combined company, the transaction will be accounted for as a “Reverse Acquisition.” As a result, although Coeur is the legal acquiror, Wheaton will be deemed the accounting acquiror which means that historical operations of the combined entity prior to the combination will be those of Wheaton. Coeur’s results of operations will be included with Wheaton’s consolidated results of operations from the date of closing, and Coeur’s consolidated net assets will be recorded at fair value.

Dissenters’ Rights (Page 60 and 86)

      No dissenters’ rights are available in connection with the offer to purchase. However, if a subsequent acquisition transaction is completed, Wheaton shareholders will have certain rights under Sections 185, 188 and 189, as applicable, of the Business Corporations Act (Ontario) (referred to herein as the “OBCA”) to dissent and demand dissenters’ rights and to receive payment in cash of the fair value of their Wheaton common shares.

Material Differences in Rights of Shareholders (Page 80)

      The governing documents and laws of the respective jurisdictions of incorporation of New Coeur and Wheaton vary, and therefore holders of Wheaton common shares will have different rights once they become New Coeur shareholders.

The Coeur Reorganization (Page 43)

      Immediately prior to the taking up of Wheaton common shares deposited under the offer to purchase, Coeur will, subject to shareholder approval, be reorganized to create a holding company structure. At such time, Coeur will become a wholly-owned subsidiary of New Coeur and the name of New Coeur will be changed to “Coeur d’Alene Mines Corporation.” All of the outstanding common stock of Coeur will become, without any further action on the part of holders, common stock of New Coeur having rights and privileges the same as the existing Coeur common stock, and New Coeur common stock will be listed on the NYSE and the TSX.

      The Coeur holding company reorganization must be approved by the shareholders of Coeur in order for the offer to purchase to be completed. A special meeting of the Coeur shareholders will be held to consider and vote upon (a) the agreement and plan of merger and the Coeur holding company reorganization, and (b) the issuance of shares of New Coeur stock (i) in the offer to purchase, (ii) in any subsequent acquisition transaction, (iii) upon exchange of Exchangeable Shares, as described herein, (iv) upon exercise of Wheaton warrants and options, and (v) upon conversion of the convertible debt securities to be issued by New Coeur in connection with the offer to purchase.

Risk Factors (Page 22)

      An investment in shares of New Coeur common stock or Exchangeable Shares and the possible business combination of New Coeur and Wheaton are subject to certain risks. See the section entitled “Risk Factors.”

Terminology Used

      Because the offer to purchase is being made pursuant to applicable Canadian and United States law, certain terms used may be unfamiliar to you. In particular, the Canadian term “taken up” is equivalent to “accepted for purchase” in United States tender offer terminology, and shares “deposited under” the offer to purchase is the Canadian equivalent to the United States concept of “tendered pursuant to” the offer to purchase. The Canadian term “subsequent acquisition transaction” generally refers to a transaction similar to a merger. In addition, this offer to purchase refers in certain instances to a “circular” or a “circular accompanying the offer to purchase” which are Canadian terms. Although described as a separate document to comply with Canadian practice, the disclosure in the “circular,” which begins on page 41 of this offer to purchase, is part of this offer to purchase and not a separate document.

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF COEUR

      The following are summary selected consolidated financial data for Coeur for each of the years in the five-year period ended December 31, 2003 and for the six months ended June 30, 2004 and 2003. The information with respect to the five years ended December 31, 2003 has been derived from the audited consolidated financial statements of Coeur contained herein, and the data with respect to the six months ended June 30, 2004 and 2003 are derived from the unaudited consolidated financial statements of Coeur contained herein. All historical financial information presented with respect to Coeur is in accordance with US GAAP. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

      This summary information is derived from and should be read in conjunction with the financial statements and related notes included in Appendix C (Certain Financial Statements of Coeur d’Alene Mines Corporation), which is incorporated into and forms part of the circular accompanying this offer to purchase, and with the financial statements and related notes set forth in the publicly filed documents of Coeur that are incorporated herein by reference. Shareholders also should read this summary data with the unaudited pro forma condensed combined financial information beginning on page F-1.

	Coeur Historical Financial Data

	Six Months Ended
	June 30,		Year Ended December 31

	2004	2003	2003	2002	2001	2000	1999

	($ in thousands except per share data)
Operating data
Revenues	$56,117	$55,354	$110,541	$94,877	$71,912	$101,206	$108,946
Net loss from continuing operations	$(7,067)	$(33,459)	$(63,933)	$(80,819)	$(3,073)	$(47,465)	$(27,991)
Net loss	$(7,067)	$(35,758)	$(66,232)	$(80,819)	$(3,067)	$(47,813)	$(28,323)
Basic and diluted loss per share	$(0.03)	$(0.26)	$(0.39)	$(1.03)	$(0.07)	$(1.41)	$(1.61)
Weighted average shares	213,195	138,724	168,186	78,193	41,946	35,439	24,185
Balance sheet data
Cash, cash equivalents and short term investments	$226,859	$19,828	$81,682	$9,611	$18,151	$43,142	$109,913
Inventories	55,196	46,639	44,628	41,402	49,011	54,979	53,769
Property, plant and equipment	97,838	96,656	103,697	93,933	118,217	130,724	137,132
Other assets	39,215	33,175	29,460	28,545	25,001	42,532	53,233

Total assets	$419,108	$196,298	$259,467	$173,491	$210,380	$271,377	$354,047

Current liabilities	$20,773	$37,955	$22,460	$36,093	$41,715	$25,278	$21,173
Long-term debt	180,000	44,009	9,563	66,797	122,319	204,569	236,231
Other long-term liabilities	28,617	29,006	29,966	22,914	19,558	24,090	28,478
Shareholders’ equity	189,718	85,328	197,478	47,687	26,788	17,440	68,165

Total liabilities and shareholders’ equity	$419,108	$196,298	$259,467	$173,491	$210,380	$271,377	$354,047

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF WHEATON

      The following summary selected historical financial data of Wheaton is derived from Wheaton’s publicly filed audited consolidated financial statements for each of the years in the five-year period ended December 31, 2003 and the unaudited interim financial statements for the six months ended June 30, 2003 and 2004. This summary data should be read together with Wheaton’s financial statements and the accompanying notes, included in Appendix D (Certain Financial Statements of Wheaton River Minerals Ltd.), which is incorporated into and forms part of the circular accompanying this offer to purchase. Wheaton’s publicly filed financial statements (which are excerpted below) are, according to Wheaton, prepared in accordance with Canadian GAAP, which differs from US GAAP in certain respects. Historical results are not indicative of the results to be expected in the future and results of interim periods are not necessarily indicative of results for the entire year.

      Shareholders also should read this summary data with the unaudited pro forma condensed combined financial information beginning on page F-1.

	Wheaton Historical Financial Data

	Six months Ended
	June 30,		Year Ended December 31

CANADIAN GAAP	2004	2003	2003	2002	2001	2000(1)(2)	1999(1)(2)

	($ in thousands except per share data)
Operating data
Sales	$202,472	$46,071	$212,633	$34,693	$9,010	$28,608	$22,414
Earnings (loss) before income taxes	$83,051	$18,507	$82,703	$8,055	$(10,579)	$7,409	$5,242
Net earnings (loss)	$54,791	$15,152	$57,659	$5,602	$(10,733)	$7,211	$5,126

Basic earnings per share	$0.10	$0.05	$0.14	$0.04	$(0.18)	$0.14	$0.13
Diluted earnings per share	$0.08	$0.04	$0.13	$0.04	$(0.18)	$0.14	$0.13

Weighted average shares - basic	566,687	336,150	412,035	137,327	60,075	50,363	40,464
Weighted average shares - diluted	652,149	343,372	439,214	143,227	61,186
Balance sheet data
Cash and cash equivalents	$103,482	$55,140	$151,878	$22,936	$1,735	$11,720	$8,508
Inventories	85,197	81,699	87,545	3,456	124	1,396	1,304
Property, plant and equipment	719,546	401,666	583,911	110,896	758	17,527	11,740
Other assets	92,936	79,914	67,671	14,810	18,590	2,241	2,246

Total assets	$1,001,161	$618,419	$891,005	$152,098	$21,207	$32,884	$23,798

Current liabilities	$37,484	$69,541	$77,296	$9,912	$1,060	$759	$423
Long-term debt	61,155	140,942	81,423	—	—	—	—
Other long-term liabilities	200,701	76,898	176,168	34,132	3,831	3,176	6,594
Shareholders’ equity	701,821	331,038	556,118	108,054	16,316	28,949	16,798

Total liabilities and shareholders’ equity	$1,001,161	$618,419	$891,005	$152,098	$21,207	$32,884	$23,908

(1)	Wheaton’s publicly filed balance sheet as at December 31, 2000 and its publicly filed annual financial statements for the year ended December 31, 1999 have been filed in Canadian dollars only. The information presented here is derived from the financial statements publicly filed by Wheaton and is translated into United States dollars using the Canadian dollar exchange rate at December 31, 2000 in respect of the balance sheet as at December 31, 2000 and the exchange rate at December 31, 1999 in respect of the balance sheet as at December 31, 1999, being $1 dollar to Cdn$1.50 and Cdn$1.45 respectively. The operating data for the year ended December 31, 1999 is translated into United States dollars using the Canadian dollar average exchange rate for the year ended December 31, 1999, being $1 dollar to Cdn$1.49.

(2)	Wheaton has not publicly disclosed information for Weighted average shares — diluted for 2000 and 1999, and therefore the Offerors are unable to present this information.

SUMMARY SELECTED HISTORICAL FINANCIAL DATA OF WHEATON

AND
UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL DATA OF COEUR

      The historical financial data of Wheaton presented below, has been derived by Coeur from Wheaton’s publicly filed audited financial statements, in which Wheaton states that such financial data is prepared in accordance with Canadian GAAP with a note attached thereto that summarizes differences to US GAAP.

      The unaudited pro forma condensed combined financial statements for the year ended December 31, 2003 have been prepared by Coeur and are derived in part from the publicly filed historical financial statements of Wheaton as of and for the year ended December 31, 2003. Wheaton is not required to make publicly available a reconciliation from Canadian GAAP to US GAAP of interim financial information. As a result, it is not possible to prepare financial information comparative to Coeur for purposes of pro forma presentation for any period subsequent to December 31, 2003.

      The unaudited pro forma condensed combined balance sheet gives effect to the combination of Coeur and Wheaton as described under the section entitled “Accounting Treatment” and as presented in the unaudited pro forma condensed combined financial statements, and the notes thereto, included herein, and, among other things, to the proposed issuance of $225.0 million of 2% convertible debt securities due 2024 in connection with the offer to purchase, as if such transactions occurred on December 31, 2003. The unaudited pro forma condensed combined income statement gives effect to such transactions as if they occurred on January 1, 2003.

      To date, the Offerors have not had access to the non-public books and records of Wheaton, and, although they have no reason to doubt the accuracy or completeness of Wheaton’s public filings, the Offerors are not in a position to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements.

	Unaudited
	Pro Forma	Wheaton Historical Financial Data
	Condensed
	Combined
	Year Ended	Year Ended December 31,
	December 31,
UNITED STATES GAAP	2003	2003	2002	2001	2000(1)(2)	1999(1)(2)

	($ in thousands except per share data)
Operating data
Sales	$211,248	$102,726	$34,693	$9,010	$28,608	$22,352
Earnings (loss) before income taxes	$(8,370)	$60,063	$6,889	$(11,025)	$7,314	$5,307
Net earnings (loss)	$(18,679)	$52,053	$4,809	$(11,183)	$7,102	$5,191
Basic earnings (loss) per share	$(0.03)	$0.13	$0.04	$(0.19)	0.14	0.13
Diluted earnings (loss) per share	$(0.03)	$0.12	$0.03	$(0.19)	0.14	0.13

Weighted average shares — basic	580,221	412,035	137,327	60,075	50,363	40,464
Weighted average shares — diluted	580,221	439,214	143,227	61,186
Balance sheet data
Cash and cash equivalents	$91,059	$95,824	$22,936	$1,735	$11,721	$8,508
Property, plant and equipment	1,490,279	328,140	109,730	758	12,971	7,879
Other assets	423,042	314,979	19,874	19,098	3,637	3,550

Total assets	$2,004,380	$738,943	$152,540	$21,571	$28,329	$19,937

Current liabilities	$64,214	$32,551	$9,912	$1,063	$759	$423
Long-term debt	454,843	49,843	—	—	—	—
Other long-term liabilities	475,872	106,270	33,759	3,831	3,323	6,321
Shareholders’ equity	1,009,451	550,279	108,869	16,677	24,246	13,192

Total liabilities and shareholders’ equity	$2,004,380	$738,943	$152,540	$21,571	$28,329	$19,937

(1)	Wheaton’s publicly filed balance sheet as at December 31, 2000 and its publicly filed annual financial statements for the year ended December 31, 1999 have been filed in Canadian dollars only. The information presented here is derived from the financial statements publicly filed by Wheaton and is translated into United States dollars using the Canadian dollar exchange rate at December 31, 2000 in respect of the balance sheet as at December 31, 2000 and the exchange rate at December 31, 1999 in respect of the balance sheet as at December 31, 1999, being $1 dollar to Cdn$1.50 and Cdn$1.45 respectively. The operating data for the year ended December 31, 1999 is translated into United States dollars using the Canadian dollar average exchange rate for the year ended December 31, 1999, being $1 dollar to Cdn$1.49.

(2)	Wheaton has not publicly disclosed information for Weighted average shares — diluted for 2000 and 1999, and therefore the Offerors are unable to present this information.

COMPARATIVE PER SHARE INFORMATION

      The following table summarizes unaudited per share information for Coeur and Wheaton separately on a historical basis and on an equivalent unaudited pro forma condensed combined basis. This information should be read in conjunction with the audited consolidated financial statements of Coeur and Wheaton and the unaudited pro forma condensed combined financial statements incorporated into and forming part of the circular accompanying this offer to purchase. The pro forma information is presented for illustrative purposes only and is not necessarily indicative of the actual operating results or financial position that would have resulted if Coeur and Wheaton had merged at the beginning of the period presented, nor is it necessarily indicative of the future operating results or financial position of the combined company. The historical book value per share is computed by dividing total shareholders’ equity by the number of shares outstanding at the end of the period. The unaudited pro forma condensed combined income per share is computed by dividing the unaudited pro forma condensed combined income from continuing operations available to holders of common stock by the unaudited pro forma condensed combined weighted average number of shares outstanding. The unaudited pro forma condensed combined book value per share is computed by dividing total unaudited pro forma condensed combined shareholders’ equity by the unaudited pro forma condensed combined number of common shares outstanding at the end of the period. The historical per share information of Coeur and Wheaton was derived from Coeur’s and Wheaton’s respective historical annual financial statements.

      To date, the Offerors have not had access to the non-public books and records of Wheaton, and, although they have no reason to doubt the accuracy or completeness of Wheaton’s public filings, the Offerors are not in a position to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements.

	Six Months Ended	Year Ended
	June 30, 2004	December 31, 2003

Coeur — Historical
Historical per common share:
Income per basic share	$(0.03)	$(0.39)
Income per diluted share	$(0.03)	$(0.39)
Dividends declared	$—	$—
Book value per share	$0.89	$0.93
Wheaton — Historical (Canadian GAAP)
Historical per common share:
Income per basic share	$0.06	$0.14
Income per diluted share	$0.05	$0.13
Dividends declared	$—	$—
Book value per share	$1.20	$1.04
Unaudited Wheaton (US GAAP)(1)
Historical per common share:
Income per basic share		$0.13
Income per diluted share		$0.12
Dividends declared		$—
Book value per share		$1.03
Unaudited Pro Forma Condensed Combined (US GAAP)(1)
Unaudited pro forma condensed combined per common share of New Coeur:
Income per basic share		$(0.03)
Income per diluted share		$(0.03)
Dividends declared		$—
Book value per share		$1.74

(1)	Wheaton has not publicly filed Canadian GAAP to US GAAP reconciliations of its unaudited per share information for the six months ended June 30, 2004, and therefore the Offerors are unable to present this information.

COMPARATIVE MARKET DATA

      Wheaton common shares are currently traded on the TSX under the symbol “WRM” and on the AMEX under the symbol “WHT.” Coeur common stock is currently traded on the NYSE under the symbol “CDE.” The following table sets forth the closing prices per common share of Wheaton as reported on the TSX and the AMEX and of Coeur as reported on the NYSE on (1) May 27, 2004, the last trading day preceding the initial public announcement of Coeur’s proposed business combination with Wheaton, and (2) on August 17, 2004, the most recent trading day practicable before the filing of this offer to purchase. Shareholders should read this information in conjunction with the “Comparative Per Share Market Price and Dividend Information” below.

	TSX				AMEX		NYSE

	May 27,		August 19,		May 27,	August 19,	May 27,	August 19,
Issuer	2004		2004		2004	2004	2004	2004

Wheaton	Cdn$	3.96	Cdn$	3.63	$2.92	$2.81	$—	—
Coeur		—		—	—	—	$5.06	$3.73

COMPARATIVE PER SHARE MARKET PRICE AND DIVIDEND INFORMATION

      The following table sets forth, for each of the calendar quarters indicated, the high and low closing sales prices per share, and the average daily trading volumes, reported by the TSX, AMEX and NYSE, as applicable. Neither Coeur nor Wheaton declared dividends on the Coeur common stock or the Wheaton common shares, respectively, during such periods.

	Coeur/NYSE			Wheaton/AMEX(1)			Wheaton/TSX

			Avg. Daily			Avg. Daily			Avg. Daily
	High	Low	Volume	High	Low	Volume	High	Low	Volume

							(Canadian $)

2001
March 31	$1.60	$0.88	139,052	$0.43	$0.21	9,163	$0.65	$0.34	196,006
June 30	1.95	1.00	437,735	0.60	0.36	8,947	0.92	0.57	214,239
September 30	1.28	0.73	313,290	0.55	0.30	32,104	0.84	0.51	147,288
December 31	0.94	0.65	199,491	0.45	0.35	5,738	0.67	0.58	146,007
2002
March 31	1.46	0.79	677,315	0.63	0.36	12,993	1.03	0.58	324,544
June 30	2.09	0.98	2,337,886	1.20	0.60	43,973	1.94	0.97	994,526
September 30	2.36	1.31	1,677,091	1.01	0.59	52,205	1.51	0.95	902,566
December 31	1.92	1.31	1,270,514	1.00	0.60	183,270	1.47	0.94	1,118,361
2003
March 31	2.08	1.16	1,745,620	1.14	0.76	1,088,338	1.77	1.10	2,750,154
June 30	1.55	1.27	1,418,149	1.27	0.81	1,084,148	1.70	1.18	2,620,752
September 30	3.72	1.40	4,922,723	2.13	1.21	2,872,436	2.89	1.68	5,019,018
December 31	5.78	2.92	4,313,765	3.21	1.79	5,439,179	4.19	2.40	6,811,384
2004
March 31	7.67	5.34	6,006,784	3.42	2.55	5,944,716	4.48	3.39	7,036,810
June 30	7.14	3.88	4,591,726	3.32	2.37	4,932,666	4.34	3.25	8,536,254
July 31	4.27	3.21	3,187,605	3.00	2.39	2,920,941	3.95	3.21	6,538,245
Through August 19	3.73	3.10	2,235,064	2.81	2.33	2,645,229	3.63	3.10	4,020,696

(1)	Wheaton began trading on the AMEX on December 11, 2002. Numbers in this column for periods prior to such date represent trading activity on the OTC Bulletin Board.

FORWARD-LOOKING STATEMENTS

      Some of the information included in this offer to purchase and accompanying circular (as well as information included in statements made by the Offerors or their representatives, and information about Wheaton or its business which has been derived solely from Wheaton’s public reports and filings) may contain forward-looking statements. Forward-looking statements do not relate strictly to historical or current facts, often will be phrased in the future-tense, and may include the words “may,” “could,” “should,” “would,” “believe,” “expect,” “anticipate,” “estimate,” “intend,” “plan” or other words or expressions of similar meaning. Forward-looking statements that relate to Coeur or its business are based on the Offerors’ beliefs and expectations about future events, and include statements that reflect management’s beliefs, plans, objectives, goals, expectations, anticipations and intentions with respect to Coeur’s financial condition, results of operations, future performance and business, including statements relating to Coeur’s business strategy and Coeur’s current and future development plans.

      Forward-looking statements are included in this offer to purchase and accompanying circular (as well as information included in other statements made by the Offerors or their representatives, and information about Wheaton or its business which has been derived solely from Wheaton’s public reports and filings). Although the Offerors believe that the expectations reflected in its forward-looking statements are reasonable, any or all of the forward-looking statements in this offer to purchase or in the Offerors’ public reports and securities filings may prove to be incorrect. This may occur as a result of inaccurate assumptions or as a consequence of known or unknown risks and uncertainties. Many factors discussed in this offer to purchase, some of which are beyond the Offerors’ control, will be important in determining Coeur’s or the combined companies’ future performance. Consequently, actual results may differ materially from those predicted in or that might be anticipated from forward-looking statements. Therefore, Wheaton shareholders should not regard such forward-looking statements as a representation that the predictions or expectations reflected in the forward-looking statements will be achieved, and Wheaton shareholders should not place undue reliance on such forward-looking statements.

      The Offerors undertake no obligation to publicly update or revise any forward-looking statements, other than to reflect a material change in the information previously disclosed, as required by applicable law. However, shareholders should review Coeur’s subsequent reports filed from time to time with the SEC on Forms 10-K, 10-Q and 8-K, and any amendments thereto.

REPORTING CURRENCIES AND FINANCIAL PRINCIPLES

      All references to “$” or “dollars” in this document refer to United States dollars, unless otherwise indicated. All financial information contained in this offer to purchase is reported in U.S. dollars unless otherwise noted.

      Coeur’s financial statements are prepared in accordance with US GAAP. Wheaton’s audited consolidated financial statements and the notes thereto are stated by Wheaton to have been prepared in accordance with Canadian GAAP, and all reconciliations of Wheaton’s Canadian GAAP information to US GAAP are based exclusively on reconciliations taken directly from Wheaton’s public reports and filings, unless expressly noted otherwise.

INFORMATION CONCERNING WHEATON

      All information concerning Wheaton contained in this offer to purchase has been taken from or is based upon publicly available documents and records filed by Wheaton with Canadian securities regulatory authorities, the SEC and other public sources. The Offerors and their respective directors and officers do not assume any responsibility and shall not have any liability for the accuracy or completeness of such information, including any Wheaton financial statements or Canadian GAAP to US GAAP reconciliations included in Wheaton’s public filings, or for any failure by Wheaton to disclose events or facts that may have occurred or that may affect the significance or accuracy of any information filed by Wheaton. To date the Offerors have not had access to non-public books and records of Wheaton, and, although they have no reason to doubt the accuracy or completeness of Wheaton’s public filings, the Offerors are not in a position to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements.

EXCHANGE RATES

      The following table sets forth the average exchange rate for one U.S. dollar expressed in Canadian dollars for each period indicated and the exchange rate at the end of such period, based upon the Canadian Dollar spot rate at close provided by Bloomberg:

	Six Months	Year Ended December 31,
	Ended June 30,
	2004	2003	2002	2001	2000	1999

Rate at end of period	1.3328	1.2970	1.5718	1.5930	1.4991	1.4461
Average rate for period	1.3381	1.3993	1.5700	1.5486	1.4852	1.4852

      On May 27, 2004, the last trading day prior to the announcement of Coeur’s proposed business combination with Wheaton, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the Canadian Dollar spot rate at close provided by Bloomberg was Cdn$1.3579. On August 19, 2004, the exchange rate for one U.S. dollar expressed in Canadian dollars based upon the Canadian Dollar spot rate at close provided by Bloomberg was Cdn$1.2971.

RISK FACTORS

      An investment in shares of New Coeur common stock or the Exchangeable Shares involves certain risks. Wheaton shareholders should consider the following discussion of risks in addition to the other information in this offer to purchase before depositing and exchanging Wheaton common shares. In addition to historical information, the information in this offer to purchase and accompanying circular contains “forward-looking” statements about Coeur’s future business and performance, as described above in “Forward-Looking Statements.” Coeur’s actual operating results, financial performance and the price of New Coeur common stock or the Exchangeable Shares may be very different from what Coeur expects as of the date of this offer to purchase. The risks below address some specific risks and uncertainties relating to the offer to purchase, the anticipated subsequent acquisition transaction, the proposed combination of Coeur and Wheaton, and the receipt and ownership of shares of New Coeur common stock or Exchangeable Shares as a result of such transactions. Wheaton shareholders should also consider the risk factors set forth in Appendix A (Information Concerning Coeur d’Alene Mines Corporation) included as part of the circular accompanying this offer to purchase and the other information incorporated by reference herein.

You may receive securities with a market value lower than you expected.

      As one of the options in the offer to purchase, the Offerors are offering to exchange 0.796 shares of New Coeur common stock or 0.796 Exchangeable Shares (which are exchangeable, under the circumstances described herein, for New Coeur common stock on a one-for-one basis and are therefor subject to substantially the same economic risks as New Coeur common stock) for each Wheaton common share deposited and not withdrawn. Based on the closing prices of the Wheaton common shares and Coeur common stock on the TSX and NYSE, respectively, on May 27, 2004, the date Coeur first made a proposal for a combination of Coeur and Wheaton, this exchange ratio represents a premium of 38.0% to Wheaton shareholders. If the market price of Coeur (or, after the Coeur reorganization, New Coeur) common stock declines, the value of the consideration received by Wheaton shareholders will decline as well. For example, during the twelve month period ending on August 19, 2004 (the most recent practicable date prior to the date of this offer to purchase), the closing price of Coeur common stock on the NYSE varied from a low of $2.42 to a high of $7.67 and ended that period at $3.73. Variations like these may occur as a result of changes in, or market perceptions of changes in, the business, operations or prospects of Coeur, market assessments of the likelihood the offer to purchase will be consummated, regulatory considerations, general market and economic conditions and other factors over which Coeur has no control.

The market and listing for Wheaton common shares may be affected.

      The purchase of any Wheaton common shares by New Coeur pursuant to this offer to purchase will reduce the number of Wheaton common shares that might otherwise trade publicly, as well as the number of shareholders, and, depending on the number of shareholders depositing and the number of Wheaton common shares purchased under the offer to purchase, the closing of this offer to purchase would likely adversely affect the liquidity and market value of the remaining Wheaton common shares held by the public. After the purchase of the Wheaton common shares under this offer to purchase, it may be possible for Wheaton to take steps towards the elimination of any applicable public reporting requirements under applicable securities legislation in any province in which it has an insignificant number of shareholders.

      The rules and regulations of the TSX and the AMEX, respectively, establish certain criteria that, if not met, could lead to the delisting of the Wheaton common shares from the TSX and/or the AMEX. Among such criteria are the number of shareholders, the number of Wheaton common shares publicly held and the aggregate market value of the Wheaton common shares publicly held. Depending on the number of Wheaton common shares purchased pursuant to this offer to purchase, it is possible that the Wheaton common shares would fail to meet the criteria for continued listing on the TSX and/or the AMEX. If this were to happen, the Wheaton common shares could be delisted and this could, in turn, adversely affect the market or result in a lack of an established market for such shares. New Coeur intends to cause Wheaton to apply to delist the Wheaton common shares from the TSX and the AMEX as soon as practicable after the completion of this offer to purchase, any compulsory acquisition or subsequent acquisition transaction.

Market for Exchangeable Shares may not appear.

      Although the economic value of the Exchangeable Shares is expected to be closely linked to the trading value of New Coeur common stock due to the right to exchange at any time, under the circumstances described herein, Exchangeable Shares for shares of New Coeur common stock, there can be no assurance that an active trading market in the Exchangeable Shares will be sustained or that the Exchangeable Shares will continue to meet the listing requirements of the TSX. The price at which the Exchangeable Shares will trade will be based upon the market for such shares on the TSX and the price at which the shares of New Coeur common stock will trade will be based upon the market for such shares on the NYSE and the TSX. Although the market price for the Exchangeable Shares on the TSX and the market price of the shares of New Coeur common stock on the NYSE and the TSX should reflect essentially equivalent values, there can be no assurances that the market price of the shares of New Coeur common stock will be identical, or even similar, to the market price of the Exchangeable Shares. Furthermore, although the Exchangeable Shares are exchangeable, under the circumstances described herein, for an equivalent number of shares of New Coeur common stock, such securities have no trading history, will be less widely held than the New Coeur common stock, and accordingly may trade at a lower market price, or be less liquid, than either your Wheaton common shares or the New Coeur common stock into which they may be exchanged.

The Offerors have been unable to independently verify the reliability of the Wheaton information in this offer to purchase.

      Despite requests from Coeur to commence discussions regarding a combination of Wheaton and Coeur, Wheaton has refused to commence discussions or to give Coeur access to its detailed accounting records or other non-public information. Wheaton’s auditors have consented to the inclusion herein of their audit report on Wheaton’s financial statements included herein. Coeur and Wheaton’s auditors undertook the procedures necessary to include such consent. However, such procedures did not enable the Offerors to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements. As a result, all historical information regarding Wheaton contained herein, including all Wheaton financial information and all pro forma financial information reflecting the pro forma effects of a combination of Wheaton and Coeur derived in part from Wheaton’s financial information, has been derived by necessity from Wheaton’s public reports and securities filings. Although Coeur has no reason to doubt the accuracy or completeness of Wheaton’s publicly disclosed information, any inaccuracy or material omission in Wheaton’s publicly available information, including the information about or relating to Wheaton contained in this offer to purchase, could result in unanticipated liabilities or expenses, increase the cost of integrating the two companies, or adversely affect the operational plans of the combined company and its results of operations and financial condition.

Change of control provisions in Wheaton’s agreements triggered upon the acquisition of Wheaton may lead to adverse consequences.

      Wheaton may be a party to agreements that contain change of control provisions that may be triggered following the completion of the offer, as a result of New Coeur owning Wheaton common shares representing a majority of the voting rights of Wheaton. The operation of these change of control provisions, if triggered, could result in unanticipated expenses following the consummation of the offer or adversely affect Wheaton’s results of operations and financial condition. Unless these change of control provisions are waived by the other party, the operation of any of these provisions could adversely affect Wheaton’s operations and the financial condition of the combined company. As mentioned above, Wheaton has to date refused Coeur’s requests for negotiations, and there can be no assurance as to the existence or absence of such agreements or provisions, or the magnitude of payments or expenses or other adverse consequences, if any, which could result.

If New Coeur acquires Wheaton, Coeur may be required to pay a substantial fee.

      Under the terms of a previously terminated arrangement agreement providing for the merger of Wheaton and IAMGold, one or both parties may be required to pay termination fees to the other, depending on the circumstances of the termination. Based on such terms, Coeur does not believe any termination fee became payable by Wheaton to IAMGold, because the IAMGold shareholders voted not to approve the arrangement agreement, and it was terminated before any vote of the Wheaton shareholders. Coeur has no knowledge whether Wheaton and IAMGold made any subsequent agreement with respect to the termination fee at the time they terminated their arrangement agreement, and Coeur’s belief regarding the potential payment of termination fees is based upon the publicly-disclosed circumstances under which the companies’ arrangement agreement was terminated. However, based on statements made by Wheaton in its public filings, Wheaton believes if Wheaton is acquired by New Coeur as proposed, Wheaton may have to pay a termination fee estimated by Wheaton to be approximately $49 million. In addition, based on statements made by Wheaton in its public filings, Wheaton also would be required to pay advisory fees of $5 million to each of Endeavor and GMP Securities Ltd. if Wheaton is acquired.

      In view of the potential that each of Wheaton and IAMGold might be obligated to pay termination fees to the other if both were acquired, Coeur and Golden Star entered into an agreement intended to provide for payment of the net amount of the two termination fees in lieu of the amounts payable under the terminated Wheaton/ IAMGold agreement if IAMGold were acquired by Golden Star and Wheaton were acquired by Coeur. The amount of the net payment was set at $26 million, payable to Golden Star or IAMGold, based on the trading prices of Wheaton and IAMGold at that time. Based on Golden Star’s August 13, 2004 announcement that it would allow its tender offer for IAMGold shares to expire on August 16, 2004 without extension, Coeur currently believes there will not be any net payment payable to Golden Star pursuant to this agreement and, accordingly, if Wheaton is ultimately determined to owe a termination fee to IAMGold, Coeur does not expect to be able to net any such payment with Golden Star.

There may be difficulties in integrating the Coeur and Wheaton businesses.

      The offer to purchase is being made with the expectation that its successful completion and a subsequent combination with Wheaton will result in increased earnings and cost savings for the combined company. This expectation is based on presumed synergies from consolidation and enhanced growth opportunities of the combined company. These anticipated benefits will depend in part on whether Coeur’s and Wheaton’s operations can be integrated in an efficient and effective manner, and whether the expected bases or sources of synergies in fact do produce the benefits anticipated. Most operational and strategic decisions, and certain staffing decisions, with respect to the combined company have not yet been made and may not have been fully identified. These decisions and the integration of the two companies will present significant challenges to management, including the integration of systems and personnel of the two companies, and special risks, including possible unanticipated liabilities, significant one-time write-offs or restructuring charges, unanticipated costs, and the loss of key employees. There can be no assurance that there will be operational or other synergies realized by the combined company, or that the integration of the two companies’ operations, management and cultures will be timely or effectively accomplished, or ultimately will be successful in increasing earnings and reducing costs.

After the offer to purchase is completed, Wheaton would become a majority-owned subsidiary of New Coeur and New Coeur’s interests could differ from those of Wheaton shareholders who do not deposit shares.

      After the consummation of the offer to purchase, New Coeur would have the power to elect directors, appoint new management, approve certain actions requiring the approval of Wheaton shareholders, including adopting certain amendments to Wheaton’s organizational and governing documents and approving mergers or sales of Wheaton’s assets. In particular, after the consummation of the offer to purchase, New Coeur intends to exercise New Coeur’s statutory right, if available, to acquire all Wheaton common shares not deposited pursuant to the offer to purchase, or, if such statutory rights are not available, to pursue a combination of Wheaton and New Coeur through an amalgamation, plan of arrangement or other second-stage transaction. In any of these contexts, New Coeur’s interests with respect to Wheaton may differ from, or be adverse to, those of any remaining minority shareholders who do not deposit Wheaton common shares.

Coeur shareholders may not approve the Coeur reorganization or other matters necessary to complete the offer to purchase.

      In order for Coeur to consummate the offer to purchase and the Coeur reorganization, the holders of Coeur d’Alene Mines Corporation common stock, voting at a meeting of such holders, shall have approved the following:

•	the agreement and plan of merger and the Coeur reorganization, as described under the section entitled “About New Coeur and the Coeur Reorganization,” which will require the affirmative vote of the holders of a majority of the outstanding shares of Coeur common stock entitled to vote at such meeting; and

•	the issuance of shares of New Coeur stock (i) in the offer to purchase, (ii) in any subsequent acquisition transaction, (iii) upon exchange of Exchangeable Shares, upon the circumstances described herein, (iv) upon exercise of Wheaton warrants and options, and (v) upon conversion of the convertible debt securities to be issued by Coeur in connection with the offer to purchase, which will require the affirmative vote of the holders of a majority of the shares of Coeur common stock entitled to vote at such meeting.

      Coeur’s shareholders may not approve one or all of these transactions. If so, specific conditions to the offer to purchase would not be satisfied and the Offerors would have no obligation to complete the offer to purchase. The Offerors will not waive this condition. Although Coeur is unaware of any specific reason its shareholders would not approve these necessary steps, there can be no assurance that Coeur’s shareholders will agree or will grant the necessary approvals.

OFFER TO PURCHASE

TO:	THE HOLDERS OF COMMON SHARES OF WHEATON RIVER MINERALS LTD.

      The accompanying materials contain important information and should be read carefully before making a decision in respect of the offer to purchase. The offer to purchase and the accompanying circular, which is incorporated into and forms part of the offer to purchase, constitute the take-over bid circular required under applicable Canadian securities laws.

The Offer

      Pursuant to the offer to purchase, the Offerors are offering to purchase from the holders thereof all of the issued and outstanding Wheaton common shares, including any Wheaton common shares that may be issued after the date of this offer to purchase but before the completion of the offer to purchase, on the basis per Wheaton common share of:

•	Cdn$5.47 (equivalent to $4.22 based on the August 19, 2004 Canadian Dollar spot rate at close provided by Bloomberg), in cash, subject to the maximum cash consideration discussed below; or

•	0.796 shares of New Coeur common stock; or

•	0.796 Exchangeable Shares.

      The cash and stock consideration available pursuant to the offer to purchase is referred to generally as the “Offer Consideration.” Wheaton shareholders are free to choose among the three types of Offer Consideration, although the election must be made as to all shares deposited under the offer. Wheaton shareholders who properly deposit shares but do not elect a specific type of Offer Consideration will be deemed to have elected to receive shares of New Coeur common stock. Shareholders who elect cash and do not specify that they want to receive Exchangeable Shares in the event of proration also will be deemed to have elected to receive shares of New Coeur common stock for the portion of the Offer Consideration not paid in cash.

Cash Option

      The maximum aggregate amount of cash that will be paid to Wheaton shareholders under the offer to purchase is the Tender Cash Maximum. As defined above, the Tender Cash Maximum is the product of (i) Cdn$570 million (equivalent to approximately $439 million based on the August 19, 2004 Canadian Dollar spot rate at close provided by Bloomberg) and (ii) a fraction, the numerator of which is the number of Wheaton common shares properly deposited under the offer to purchase and not withdrawn, and the denominator of which is the number of Wheaton common shares outstanding at the time Wheaton common shares are taken up and paid for under the offer to purchase.

      Elections to receive cash will be subject to proration if Wheaton shareholders request in the aggregate to receive more than the Tender Cash Maximum. If proration is necessary, all Wheaton shareholders who elect to receive cash will be treated equally, based on the percentage of the total number of Wheaton common shares properly deposited (and not withdrawn) by each shareholder who makes a cash election relative to the total number of Wheaton common shares properly deposited (and not withdrawn) for which the cash election has properly been made.

      Based on the number of issued and outstanding Wheaton common shares on May 27, 2004, if all Wheaton shareholders elected to receive cash for their Wheaton common shares, Wheaton shareholders would receive Cdn$1.00 (equivalent to $0.77 as of August 19, 2004) per Wheaton common share in cash and either 0.650 shares of New Coeur common stock or 0.650 Exchangeable Shares (for shareholders who affirmatively elect to receive Exchangeable Shares if there is proration). If less than all Wheaton shareholders elect the cash option, Wheaton shareholders will receive up to Cdn$5.47 (equivalent to $4.22 as of August 19, 2004) per Wheaton common share in cash (subject to proration based on the Tender Cash Maximum) plus, if proration occurs, a number of shares of New Coeur common stock or Exchangeable Shares.

      If there is proration, the number of shares of New Coeur common stock or Exchangeable Shares that will be issued in respect of each Wheaton common share for which a cash election is made will be 0.796 multiplied by a fraction, the numerator of which is Cdn$5.47 (equivalent to $4.22 as of August 19, 2004) minus the amount of cash paid per Wheaton common share deposited, and the denominator of which is Cdn$5.47 (equivalent to $4.22 as of August 19, 2004).

      Wheaton shareholders who elect to receive cash will receive shares of New Coeur common stock if proration occurs unless they elect to receive Exchangeable Shares by properly completing the Letter of Transmittal. Wheaton shareholders who elect to receive cash who do not properly so complete the Letter of Transmittal accompanying this document will receive shares of New Coeur common stock in addition to their pro rata portion of the Tender Cash Maximum. All Wheaton shareholders who receive cash pursuant to the offer to purchase will be paid in Canadian Dollars. Any Wheaton shareholder who desires to convert any cash received pursuant to the offer to purchase into a different currency will have to make their own arrangements and bear any associated costs.

      Holders of Wheaton common shares who are residents of the United States for tax purposes and who receive Exchangeable Shares and holders of Wheaton common shares who are residents of Canada for tax purposes and who receive New Coeur common stock may be subject to certain adverse tax consequences. Wheaton shareholders are encouraged to consult their own advisors regarding the tax consequences of the proposed transactions.

      Wheaton shareholders should note that the amount of cash paid per Wheaton common share is directly affected by the aggregate number of Wheaton common shares as to which a cash election is made. If any Wheaton warrantholders or optionholders choose to exercise their warrants or options, then additional Wheaton common shares will be outstanding. The amount paid per Wheaton common share deposited under a cash election will be less if and to the extent any such exercises occur, or if additional Wheaton common shares are otherwise issued, before the expiration of the offer to purchase and those additional Wheaton common shares are deposited pursuant to a cash election. See the section entitled “Reasons for and Purpose of the Offer to Purchase; Plans for Wheaton.”

All Share Option

      Wheaton shareholders who do not elect to receive the cash consideration will receive either shares of New Coeur common stock or Exchangeable Shares for their Wheaton common shares. As noted on the cover page of this offer to purchase, the Exchangeable Shares are securities issued by Canadian Exchange Co., a subsidiary of Coeur that has not carried on any business activities to date and, prior to making the offer to purchase, had no material business, operations, assets or liabilities. In connection with the offer to purchase, among other things, Canadian Exchange Co. will acquire the benefit of a support agreement with New Coeur and will acquire Wheaton common shares and incur liabilities in connection with the offer to purchase. Canadian Exchange Co. was formed solely for the purpose of making the offer to purchase and taking up Wheaton common shares and issuing as consideration therefor Exchangeable Shares that may permit Wheaton shareholders to take advantage of a full or partial tax deferral available under the Tax Act. See the section entitled “Material Canadian Federal Income Tax Considerations.” Each Exchangeable Share will be exchangeable, under the circumstances described herein, at the option of the holder into one share of New Coeur common stock, as described below under the section entitled “About Canadian Exchange Co.”

      Wheaton shareholders who wish to receive Exchangeable Shares must properly complete and deposit a Letter of Transmittal reflecting an election to receive Exchangeable Shares. Wheaton shareholders who affirmatively elect to receive shares of New Coeur common stock or who otherwise validly deposit Wheaton common shares but do not make an election on the Letter of Transmittal will be deemed to have elected to, and will, receive shares of New Coeur common stock. Depending on the election made or deemed made, shareholders who do not properly elect to receive cash consideration will receive either 0.796 Exchangeable Shares or 0.796 shares of New Coeur common stock for each Wheaton common share properly deposited and not withdrawn.

      Holders of Wheaton common shares who are residents of the United States for tax purposes and who receive Exchangeable Shares and holders of Wheaton common shares who are residents of Canada for tax purposes and who receive New Coeur common stock may be subject to certain adverse tax consequences. Wheaton shareholders are encouraged to consult their own advisors regarding the tax consequences of the proposed transactions.

Alternatives Available

      The following table illustrates the Offer Consideration alternatives available to Wheaton shareholders:

Election Made	Cash	Stock

Cash election, sub-election for Exchangeable Shares if proration occurs	Up to Cdn$5.47 per share (equivalent to $4.22 as of August 19, 2004), subject to proration	Exchangeable Shares for the pro rated amount of consideration not paid in cash
Cash election, sub-election for New Coeur common stock or no sub-election if proration occurs	Up to Cdn$5.47 per share (equivalent to $4.22 as of August 19, 2004), subject to proration	Shares of New Coeur common stock for the pro rated amount of consideration not paid in cash
All Exchangeable Shares election	None	0.796 Exchangeable Shares per Wheaton common share deposited
All New Coeur common stock election	None	0.796 shares of New Coeur common stock per Wheaton common share deposited
No election specified	None	0.796 shares of New Coeur common stock per Wheaton common share deposited

      The offer to purchase is made only for Wheaton common shares and is not made for any warrants, options or other securities that may entitle the holder to acquire Wheaton common shares. Any holder of such securities who wishes to accept the offer to purchase must exercise those securities and deposit the Wheaton common shares issued, in accordance with the offer to purchase. Any such exercise must be sufficiently in advance of the expiration date to permit the Wheaton common shares acquired on the exercise of those securities to be deposited under the offer to purchase in accordance with the procedures described below in the sections entitled “Offer to Purchase — Time for Acceptance” and “— Manner of Acceptance.” See also “Reasons for and Purpose of the Offer to Purchase; Plans for Wheaton — Wheaton Warrants.”

Tax Considerations of Elections

      Each of the alternative choices available to Wheaton shareholders pursuant to the offer to purchase may provide tax benefits and will result in different tax consequences to the holder, depending upon facts specific to each holder. For example, while each Wheaton shareholder who wants to receive stock is free to request New Coeur common stock or Exchangeable Shares regardless of where the holder lives, it is anticipated that holders resident in Canada for tax purposes may realize some tax benefits from electing Exchangeable Shares while holders resident in the United States for tax purposes may benefit from electing New Coeur common stock as opposed to Exchangeable Shares. Alternatively, holders of Wheaton common shares who are residents of the United States for tax purposes and who receive Exchangeable Shares and holders of Wheaton common shares who are residents of Canada for tax purposes and who receive shares of New Coeur common stock may be subject to certain adverse tax consequences. Wheaton shareholders are encouraged to consult their own advisors regarding the tax consequences of the proposed transactions. Wheaton shareholders should carefully review the description of the tax consequences of the proposed transactions in the sections entitled “Material Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations,” and are encouraged to seek independent tax advice in determining which election may be best under the holder’s specific circumstances.

Fractional Shares

      Fractional shares of New Coeur common stock or Exchangeable Shares will not be issued pursuant to the offer to purchase. Instead, each Wheaton shareholder who otherwise would be entitled to receive a fractional share will receive cash in an amount equal to such fraction multiplied by Cdn$5.47, in each case minus any required withholding of taxes and without interest. For the purposes of determining any cash payments in lieu of fractional shares, all Wheaton common shares deposited by a registered shareholder will be aggregated.

Time for Acceptance

      The offer to purchase is open for acceptance during the period beginning on the date of the offer to purchase and ending at 5:00 p.m. (Eastern Daylight Time) on September 30, 2004 or such later time or times and date or dates as may be fixed by New Coeur, on behalf of all of the Offerors, or from time to time pursuant to the section entitled “Extension of the Expiry Date or Variation or Change of the Offer,” below, unless the offer to purchase is withdrawn. As there is a limit on the amount of cash that may be paid to Wheaton shareholders pursuant to the offer to purchase, the Offerors are not permitted to offer a subsequent offering period pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended, and therefore no subsequent offering period will be provided.

Manner of Acceptance

Letter of Transmittal

      The offer to purchase may be accepted by delivering to the Depositary at any of the offices specified in the Letter of Transmittal, so as to arrive there not later than the expiration time:

•	the certificate or certificates representing Wheaton common shares in respect of which the offer to purchase is being accepted;

•	a Letter of Transmittal properly electing to receive Exchangeable Shares in consideration for the Wheaton common shares being deposited or electing to receive shares of New Coeur common stock in the form accompanying the offer to purchase or a facsimile thereof, properly completed and manually executed as required by the instructions and rules contained in the offer to purchase; and

•	any other relevant documents required by the instructions and rules set forth in the Letter of Transmittal.

      Except as otherwise provided in the instructions and rules set out in the Letter of Transmittal, the signature on the Letter of Transmittal must be guaranteed by an Eligible Institution (as described in the Letter of Transmittal).

      The offer to purchase will be deemed to be accepted only if the Depositary has actually received these documents on or before the expiration time of the procedure for guaranteed delivery described below under the section entitled “Procedure for Guaranteed Delivery” has been complied with.

Procedure for Guaranteed Delivery

      If a Wheaton shareholder wishes to deposit Wheaton common shares pursuant to the offer to purchase and the certificate(s) representing those Wheaton common shares are not immediately available, or that shareholder cannot deliver the certificates and all other required documents to the Depositary before the expiration time, those Wheaton common shares may nevertheless be deposited if all of the following conditions are met:

•	the deposit is made by or through an Eligible Institution;

•	a properly completed and duly executed Notice of Guaranteed Delivery in the form accompanying the offer to purchase or a facsimile thereof, is received by the Depositary at any of the offices specified in the Notice of Guaranteed Delivery at or before the expiration time; and

•	the certificate(s) representing the deposited Wheaton common shares, in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal with any required signature guarantee or a facsimile thereof in the appropriate form covering such shares and any other documents required by the Letter of Transmittal, are received at any of the offices of the Depositary provided in the Letter of Transmittal on or before 4:30 p.m. (local time at the place of deposit) on the third trading day on the TSX after the date on which the expiration time occurred.

      To be effective, the Notice of Guaranteed Delivery must be delivered by hand or courier, transmitted by facsimile or mailed to the Depositary at any of the offices specified in the Notice of Guaranteed Delivery and must include a guarantee by an Eligible Institution in the form provided in that Notice.

General

      New Coeur reserves the right, in accordance with applicable law, on behalf of all of the Offerors, to permit a Wheaton shareholder to accept the offer to purchase in a manner other than as set out above.

      Wheaton shareholders are advised that use of the mail to transmit share certificates and Letter of Transmittal is at the shareholder’s risk. We recommend that share certificates and accompanying Letter of Transmittal be delivered by hand to the Depositary and that a receipt be obtained for their deposit; if documents are mailed, we recommend that insured mail with return receipt or acknowledgement of receipt be used and that proper insurance be obtained.

      Holders of Wheaton common shares registered in the name of a broker, dealer, bank, trust company or other nominee should contact that nominee for assistance in depositing those Wheaton common shares.

      No fee or commission will be payable by a Wheaton shareholder who delivers such shares directly to the Depositary or utilizes the facilities of a Soliciting Dealer to accept the offer to purchase.

Power of Attorney

      The execution of a Letter of Transmittal by a Wheaton shareholder irrevocably appoints New Coeur or its designees as the true and lawful agent, attorney and attorney in fact of that shareholder with respect to Wheaton common shares deposited and purchased under the offer to purchase (the “Purchased Wheaton common shares”) and with respect to any and all stock dividends, securities, rights, warrants or other interests or distributions accrued, declared, paid, issued, transferred, made or distributed on or in respect of the Purchased Wheaton common shares on or after the date of the announcement of the offer to purchase (collectively, “Other Securities”). This appointment is effective from and after the date (the “Effective Date”) the Purchased Wheaton common shares are taken up and paid for under the offer to purchase and affords New Coeur full power of substitution (such power of attorney being coupled with an interest being irrevocable), in the name and on behalf of the holder who deposited those Wheaton common shares, to:

•	register, record, transfer and enter the transfer of the Purchased Wheaton common shares and any Other Securities on the books of Wheaton;

•	vote, execute and deliver any instruments of proxy, authorizations and consents in form and on terms satisfactory to New Coeur in respect of any Purchased Wheaton common shares and any or all Other Securities, revoke any such instrument, authorization or consent given prior to or after the Effective Date, designate in any such instruments of proxy any person(s) as the proxy or the proxy nominee(s) of the Wheaton shareholder in respect of those Purchased Wheaton common shares and those Other Securities for all purposes;

•	execute, endorse and negotiate any cheques or other instruments representing any distribution payable to the holder; and

•	exercise any and all other rights of a holder of Purchased Wheaton common shares and any Other Securities.

      Additionally, a Wheaton shareholder who executes a Letter of Transmittal agrees, from and after the date on which the Purchased Wheaton common shares are taken up and paid for under the offer to purchase:

•	not to vote any of the Purchased Wheaton common shares or Other Securities at any meeting of holders of those securities;

•	not to exercise any other rights or privileges attached to any of those securities; and

•	to deliver to New Coeur any and all instruments of proxy, authorizations or consents received in respect of all those securities.

      All prior proxies given by a holder of Purchased Wheaton common shares with respect to those Purchased Wheaton common shares and to those Other Securities shall be revoked at the date on which the Purchased Wheaton common shares are taken up and paid for under the offer to purchase and no subsequent proxies may be given by that holder with respect to those Purchased Wheaton common shares or Other Securities.

Depositing Wheaton Shareholders’ Representations and Warranties

      The deposit of Wheaton common shares pursuant to the offer to purchase will create and constitute a binding agreement between the applicable Wheaton shareholder and each of the Offerors upon the terms and subject to the conditions of the offer to purchase, including the Wheaton shareholder’s representation and warranty that:

•	such shareholder has full power and authority to deposit, sell, assign and transfer the Wheaton common shares (and any Other Securities) being deposited and has not sold, assigned or transferred or agreed to sell, assign or transfer any of such Wheaton common shares (and Other Securities) to any other person;

•	the shareholder owns the Wheaton common shares (and any Other Securities) being deposited within the meaning of applicable securities laws;

•	the deposit of those Wheaton common shares (and any Other Securities) complies with applicable securities laws; and

•	when those Wheaton common shares (and any Other Securities) are taken up and paid for under the offer to purchase, Nova Scotia ULC or Canadian Exchange Co., as the case may be, will acquire good title thereto free and clear of all liens, restrictions, charges, encumbrances and claims.

Conditions of the Offer

      New Coeur may withdraw the offer to purchase on behalf of all of the Offerors (in which event no Offeror shall be required to take up and/or pay for any Wheaton common shares deposited under the offer to purchase) or extend the period of time during which the offer to purchase is open (in which event the Offerors may postpone taking up and paying for any Wheaton common shares deposited under the offer to purchase) unless each of the following conditions has been satisfied or has been waived by New Coeur on behalf of the Offerors at or prior to the expiration time:

(a) there shall have been properly deposited under the offer to purchase and not withdrawn at the expiration time that number of Wheaton common shares that constitutes at least 66 2/3% of the Wheaton common shares outstanding at the time Wheaton common shares are taken up under the offer to purchase;

(b) Wheaton shall not have entered into or effectuated any other agreement or transaction with any person or entity on or after July 13, 2004 having the effect of impairing the Offerors’ ability to acquire Wheaton or otherwise diminishing the expected economic value to the Offerors of the acquisition of Wheaton including, but not limited to, any material issuance of new securities of Wheaton, the declaration of any extraordinary dividend, the adoption of a shareholder rights plan or any other transaction not in the ordinary course of Wheaton’s business;

(c) the shares of New Coeur’s common stock and the Exchangeable Shares shall have been approved for listing on the NYSE and the TSX, respectively, subject to official notice of issuance;

(d) the registration statement for the shares of New Coeur common stock and the Exchangeable Shares to be issued pursuant to the offer to purchase and the shares of New Coeur common stock that may be issued upon the exchange of any such Exchangeable Shares shall have become effective under the Securities Act of 1933, as amended, and no stop order suspending the effectiveness of the registration statement or a proceeding seeking a stop order shall have been issued nor shall there have been proceedings for that purpose initiated or threatened by the SEC and New Coeur shall have received all necessary state securities law or blue sky authorizations;

(e) all necessary orders shall have been obtained from relevant Canadian securities regulatory authorities in respect of the Exchangeable Shares to be issued pursuant to the offer to purchase, the shares of New Coeur common stock that may be issued upon the exchange of any such Exchangeable Shares and the resale of any such Exchangeable Shares or shares of New Coeur common stock;

(f) the Offerors shall have received waivers relating to any change of control provisions in any note, bond, mortgage, indenture, license, lease, contract, agreement or other instrument or obligation to which Wheaton or any of its subsidiaries is a party or by which any of them or any of their properties or assets may be bound, except such waivers the absence of which would not in the aggregate materially adversely affect Wheaton and its subsidiaries;

(g) the holders of Coeur common stock, voting at a meeting of such holders, shall have approved the following prior to the expiration time:

•	the agreement and plan of merger and the Coeur holding company reorganization, as described under “About New Coeur and the Coeur Reorganization”, which will require the affirmative vote of the holders of a majority of the outstanding shares of Coeur common stock entitled to vote at such meeting; and

•	the issuance of shares of New Coeur stock (i) in the offer to purchase, (ii) in any subsequent acquisition transaction, (iii) upon exchange of Exchangeable Shares, as described herein, (iv) upon exercise of Wheaton warrants and options, and (v) upon conversion of the convertible debt securities to be issued by New Coeur in connection with the offer to purchase, each of which will require the affirmative vote of the holders of a majority of the shares of Coeur common stock entitled to vote at such meeting;

(h) there shall not be in effect or threatened as of the expiration time, as it may be extended, any temporary restraining order, preliminary or permanent injunction or other order or decree issued by any court or agency of competent jurisdiction or other legal restraint or prohibition challenging the offer to purchase or preventing the completion of the offer to purchase or any of the other transactions described in this offer to purchase, and there shall be no statute, rule, regulation, order, injunction or decree enacted, entered, promulgated or enforced by any court, administrative agency or commission or other governmental authority or instrumentality which requires consent or approval or challenges, prohibits, restricts or makes illegal the completion of the offer to purchase or the subsequent acquisition transaction;

(i) there shall not be pending or threatened any suit, action or proceeding by any governmental entity (1) challenging the offer to purchase, seeking to restrain or prohibit the completion of the offer to purchase or seeking to obtain from New Coeur or Wheaton or their respective subsidiaries any damages that are material in relation to Wheaton and its subsidiaries, on a consolidated basis, or New Coeur and its subsidiaries, on a consolidated basis, (2) seeking to prohibit or limit the ownership or operation by New Coeur or Wheaton or any of New Coeur’s subsidiaries of any material portion of the business or assets of Wheaton or New Coeur or any of New Coeur’s subsidiaries or to compel Wheaton or New Coeur or any of New Coeur’s subsidiaries to dispose of or hold separate any material portion of the business or assets of New Coeur or Wheaton or any of New Coeur’s subsidiaries as a result of the offer to purchase, (3) seeking to prohibit New Coeur from effectively controlling in any material respect the business or operations of Wheaton, or (4) which otherwise is reasonably likely to have a material adverse effect on New Coeur and its subsidiaries, on a consolidated basis, or Wheaton and its subsidiaries, on a consolidated basis;

(j) there shall be no change or threatened change on or after July 13, 2004 in the business, properties, assets, liabilities, capitalization, shareholders’ equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Wheaton or any of its subsidiaries, on a consolidated basis, that, in the reasonable judgment of New Coeur, on behalf of the Offerors, has or may have a material adverse effect on Wheaton and its subsidiaries, on a consolidated basis, and the Offerors shall not have become aware of any fact that, in the reasonable judgment of New Coeur, on behalf of the Offerors, has or may have a material adverse effect on Wheaton and its subsidiaries or their business or prospects or the value to New Coeur of the common shares of Wheaton;

(k) the Offerors shall have obtained or received all approvals, consents, clearances or waivers required to be obtained or received from any governmental regulatory agency, authority or commission in connection with the offer to purchase and the subsequent acquisition transaction, including without limitation (A) the expiration of any waiting period required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, (B) the issuance by the Commissioner of Competition of an advance ruling certificate pursuant to Section 102 of the Competition Act (Canada) or, alternatively, the expiration or waiver of any waiting period related to merger pre-notification under Part IX of the Competition Act (Canada), if applicable, together with the receipt of advice from the Commissioner (which advice will not have been rescinded or amended), to the satisfaction of the Offerors, in their reasonable judgment, that she does not intend to oppose the acquisition contemplated by the offer to purchase if such advice is considered by the Offerors, in their reasonable judgment, to be desirable, and (C) if the acquisition to purchase requires review under the Investment Canada Act, the completion of such review and the receipt of confirmation from the Minister responsible for Industry Canada that he or she is satisfied that the acquisition is likely to be of net benefit to Canada, which confirmation shall be on terms satisfactory to the Offerors, in their reasonable judgment; and

(l) there shall not have occurred or been threatened on or after July 13, 2004 (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market in the United States or Canada, (ii) any extraordinary or material adverse change in the financial markets or major stock exchange indices in the United States or Canada or in the market price of the Wheaton common shares, (iii) any change in the general political, market, economic or financial conditions in the U.S. or Canada that could, in the reasonable judgment of New Coeur, have a material adverse effect upon the business, properties, assets, liabilities, capitalization, shareholders equity, condition (financial or otherwise), operations, licenses or franchises, results of operations or prospects of Wheaton or any of its subsidiaries, (iv) any material change in U.S. or Canadian currency exchange rates or a suspension of, or limitation on, the markets therefor, (v) a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or Canada, (vi) any limitation (whether or not mandatory) by any government, domestic, foreign or supranational, or governmental entity on, or other event that, in the reasonable judgment of New Coeur, might affect the extension of credit by banks or other lending institutions, (vii) a commencement of war or armed hostilities or other national or international calamity involving the US or Canada, or (viii) in the case of any of the foregoing existing at the time of the commencement of the offer to purchase, a material acceleration or worsening thereof.

      The conditions listed above are for the exclusive benefit of the Offerors, and New Coeur may assert them, on behalf of any or all of the Offerors, regardless of the circumstances giving rise to any of the conditions. Unless precluded from doing so by applicable law, New Coeur may, in its sole discretion, waive any of these conditions in whole or in part on behalf of the Offerors. The determination as to whether any condition has been satisfied shall be in New Coeur’s reasonable judgment and will be final and binding on all parties. The failure by New Coeur at any time to exercise any of the foregoing rights shall not be deemed a waiver of any right and each right shall be deemed a continuing right that may be asserted at any time and from time to time until immediately following the expiration time and, as to conditions involving receipt of necessary government approvals, thereafter.

      Any waiver of a condition or withdrawal of the offer to purchase shall be effective upon written notice or other communication confirmed in writing by New Coeur, on behalf of the Offerors, to that effect to the Depositary at its principal office in New York. New Coeur shall make a public announcement of the waiver or withdrawal promptly after giving notice to the Depositary and shall cause the Depositary to promptly provide a copy of such notice in the manner provided in the section entitled “Notice” below to all Wheaton shareholders whose Wheaton common shares have not been taken up under the offer to purchase at the date of the occurrence of such waiver or withdrawal, if required by applicable law.

      The Offerors reserve the right to terminate the offer to purchase on or prior to the expiration time if any condition to the offer to purchase remains unsatisfied or has not been waived or to comply with any applicable law.

      On July 14, 2004, Wheaton announced that it had entered into an agreement with Chap Mercantile Inc., described in greater detail in the section entitled “Background of the Offer to Purchase,” pursuant to which, among other things, Chap Mercantile agreed to buy 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an up front payment of Cdn$262 million payable in cash and Chap common shares plus a per ounce payment of $3.90 per ounce, subject to adjustment. Based on public information, Coeur believes that the Silver Wheaton transaction is not one Coeur would approve. Coeur has not yet been able to determine whether the Silver Wheaton transaction would require a waiver of the condition in paragraph (b) on page 32, or if it would waive that condition. Coeur has communicated to Wheaton its desire that Wheaton not proceed with any such transaction until after the expiration date of the offer to purchase.

Extension of the Expiration Time or Variation or Change of the Offer to Purchase

      The offer to purchase is open for acceptance until the expiration time unless earlier withdrawn.

      The Offerors reserve the right at any time and from time to time to extend the offer to purchase or to vary or change the terms of the offer to purchase by giving written notice or other communication (confirmed in writing) of such extension or variation to the Depositary at its principal office in New York, and by causing the Depositary to provide as soon as practicable thereafter a copy of such notice in the manner set forth in “Notice” below to all Wheaton shareholders. New Coeur shall make a public announcement of the extension or variation on behalf of the Offerors as soon as possible after giving notice of an extension or variation to the Depositary (and in the case of an extension of the offer, no later than 9:00 a.m. Eastern Daylight Time on the day following the expiration time) and provide a copy of the notice to the NYSE, the TSX and AMEX. Any notice of extension or variation will be deemed to have been given and to be effective on the day it is delivered or otherwise communicated in writing to the Depositary at its principal office in New York.

      Where the terms of the offer to purchase are varied, the offer to purchase will not expire before 10 business days after the notice of such variation has been mailed to Wheaton shareholders, unless otherwise permitted by applicable law.

      If, before the expiration of all rights of withdrawal with respect to the offer to purchase, a material change occurs in the information contained in the offer to purchase or the accompanying circular, as amended from time to time, that would reasonably be expected to affect the decision of a Wheaton shareholder to accept or reject the offer to purchase (other than a change that is not within the control of the Offerors or their affiliates), New Coeur, on behalf of the Offerors, will give written notice of such change to the Depositary at its principal office in New York, and will cause the Depositary to promptly provide a copy of such notice in the manner provided in the section entitled “Notice” below to all Wheaton shareholders, if required by applicable law. As soon as practicable after giving notice of such a material change to the Depositary, New Coeur will make a public announcement of the change in information and provide a copy of the notice thereof to the NYSE, the TSX and AMEX in accordance with the Section entitled “Notice” below.

      During any such extension or in the event of a material variation or change in information, all Wheaton common shares previously deposited and not taken up or withdrawn will remain subject to the offer to purchase and may be accepted for purchase by New Coeur in accordance with the terms of the offer to purchase, subject to the withdrawal rights described in the section entitled “Right to Withdraw” below. An extension of the expiration time, a variation of the terms of the offer to purchase or a change in information does not constitute a waiver by any of the Offerors of any rights described above in the section entitled “Conditions of the Offer.” If the Offer Consideration is increased, the increased consideration will be paid to all depositing Wheaton shareholders whose Wheaton common shares are taken up under the offer to purchase.

      New Coeur, on behalf of the Offerors, will follow any extension, termination, variation, amendment or delay, as promptly as practicable, with a public announcement. In the case of an extension, variation or amendment, any related announcement will be issued no later than 5:00 p.m., Eastern Daylight Time, on the date on which the expiration time previously was to occur. Subject to applicable law (including Rules 14d-4(c) and 14d-6(d) under the Securities Exchange Act of 1934, as amended, which require that any material change in the information published, sent or given to Wheaton shareholders in connection with the offer to purchase be promptly sent to those shareholders in a manner reasonably designed to inform them of that change) and without limiting the manner in which New Coeur may choose to make any public announcement, New Coeur assumes no obligation to publish, advertise or otherwise communicate any public announcement of this type other than in accordance with the section entitled “Notice” below.

      As there is a limit on the amount of cash that may be paid to Wheaton shareholders pursuant to the offer to purchase, the Offerors are not permitted to offer a subsequent offering period pursuant to Rule 14d-11 of the Securities Exchange Act of 1934, as amended, and therefore no subsequent offering period will be provided.

Take Up of, and Payment for, Deposited Wheaton Common Shares

      If all conditions described above in the section entitled “Conditions of the Offer” have been satisfied or waived by New Coeur on behalf the Offerors at the expiration time, all Wheaton common shares that have been properly deposited and not withdrawn will be required to be taken up promptly following the expiration time. All Wheaton common shares taken up under the offer to purchase will be paid for promptly and, in any event, within three business days of having been taken up.

      Subject to applicable law, the Offerors expressly reserve the right to delay taking up and paying for any Wheaton common shares. No Wheaton common shares properly deposited under the offer to purchase will be taken up unless all Wheaton common shares then properly deposited under the offer to purchase are taken up.

      Wheaton common shares properly deposited and not withdrawn pursuant to the offer to purchase will be deemed to have been taken up and accepted for payment if, as and when New Coeur, on behalf of the Offerors, gives written notice or other communication confirmed in writing to the Depositary at its principal office in New York to that effect.

      Nova Scotia ULC and Canadian Exchange Co., as applicable, will pay for Wheaton common shares properly deposited under the offer to purchase and not withdrawn by providing the Depositary with sufficient funds (by bank transfer or other means satisfactory to the Depositary) and certificates for shares of New Coeur common stock and Exchangeable Shares, as applicable, for transmittal to depositing Wheaton shareholders. Under no circumstances will interest accrue or be paid to persons depositing Wheaton common shares by any of the Offerors or the Depositary, regardless of any delay in making payment for those shares.

      Fractional shares of New Coeur common stock or Exchangeable Shares will not be issued pursuant to the offer to purchase. Instead, each depositing Wheaton shareholder who would otherwise be entitled to receive a fractional share will receive cash in an amount equal to such fraction multiplied by Cdn$5.47, in each case minus any required withholding of taxes and without interest. For the purposes of determining any cash payments in lieu of fractional shares, all Wheaton common shares deposited by a registered shareholder will be aggregated.

      The Depositary will act as the agent of Wheaton shareholders who have properly deposited Wheaton common shares under the offer to purchase for the purposes of receiving payment under the offer to purchase and transmitting that payment to those Wheaton shareholders, and receipt of payment by the Depositary will be deemed to constitute receipt of payment by those Wheaton shareholders who have properly deposited Wheaton common shares.

      Settlement with each Wheaton shareholder who has properly deposited Wheaton common shares under the offer to purchase will be made by the Depositary forwarding a certificate for the shares of New Coeur common stock or Exchangeable Shares, and/or a check payable in Canadian funds in respect of any cash consideration payable (including cash in lieu of fractional shares) by first class mail representing payment for the Wheaton common shares taken up. Unless otherwise specified by the Wheaton shareholder in the Letter of Transmittal, any check will be issued in the name of the registered holder of the Wheaton common shares so deposited and forwarded by first class mail to the address specified in the Letter of Transmittal. If no address is specified, any check will be sent to the address of the Wheaton shareholder as shown on the register of Wheaton shareholders maintained by or on behalf of Wheaton. Checks mailed in accordance with this paragraph will be deemed to be delivered and payment will be deemed to be made by New Coeur at the time of mailing.

      If the Offer Consideration payable pursuant to the offer to purchase is increased before the expiration time, the increased consideration will be paid in respect of all Wheaton common shares acquired pursuant to the offer to purchase, regardless of whether those shares were deposited before that increase in the consideration.

Right to Withdraw

      Except as otherwise provided in this section, all deposits of Wheaton common shares pursuant to the offer to purchase are irrevocable. Wheaton common shares deposited under the offer to purchase may be withdrawn by or on behalf of the depositing Wheaton shareholder (unless otherwise required or permitted by applicable law):

•	at any time prior to the later of the expiration time or the time Wheaton common shares are taken up under the offer to purchase, upon the receipt by the Depositary of the notice of withdrawal in respect of such Wheaton common shares;

•	if the Wheaton common shares have not been paid for within three business days after having been taken up;

•	if the deposited Wheaton common shares are not taken up within 60 days of commencement of the offer to purchase; or

•	at any time before the expiration of the tenth day after the date upon which either:

(a)	a notice of change relating to a material change that has occurred in the information contained in the offer to purchase (or any other notice of change or notice of variation relating to the offer to purchase), and such change is one that would reasonably be expected to affect the decision of a Wheaton shareholder to accept or reject the offer to purchase, is first mailed, delivered or otherwise properly communicated, unless such change is not within the control of the Offerors or their affiliates, but only if such deposited Wheaton common shares have not been taken up by New Coeur as of the date of the occurrence of the change; provided that such change occurs before the expiration time or after the expiration time but before the expiry of all rights of withdrawal in respect of the offer to purchase; or

(b)	a notice of variation concerning a material variation of the terms of the offer to purchase (other than (A) a variation consisting solely of the waiver of one or more conditions of the offer to purchase or (B) an increase in the Offer Consideration where the time for deposit is not extended for a period greater than 10 days) is first mailed, delivered or otherwise properly communicated.

      Notice of withdrawal of deposited Wheaton common shares must (i) be made by a method that provides the Depositary with a written or printed copy of such notice (which includes a telegraphic or telecopy communication); (ii) be made by or on behalf of the depositing Wheaton shareholder; (iii) be signed by or on behalf of the Wheaton shareholder who signed the Letter of Transmittal that accompanied the Wheaton common shares being withdrawn; (iv) specify such Wheaton shareholder’s identity, the number of Wheaton common shares to be withdrawn, the name of the registered Wheaton shareholder of, and the certificate number shown on each certificate evidencing, the Wheaton common shares being withdrawn; and (v) be actually received by the Depositary within the applicable time specified above. Any signature in the withdrawal notice must be guaranteed in the same manner as in the Letter of Transmittal.

      Withdrawals may not be rescinded. Any Wheaton common shares withdrawn will be deemed not properly deposited for the purposes of the offer to purchase, but may be re-deposited at any time on or prior to the expiration time by following the applicable procedures described in the section entitled “Manner of Acceptance” above.

      In addition to the foregoing withdrawal rights, holders of Wheaton common shares in certain provinces of Canada are entitled to statutory rights of rescission in certain circumstances. See the section entitled “OFFEREES’ STATUTORY RIGHTS” in the accompanying circular.

Return of Wheaton common shares

      If any Wheaton common shares deposited under the offer to purchase are not taken up pursuant to the offer to purchase, or certificates are submitted for more Wheaton common shares than are properly deposited, certificates for those Wheaton common shares that are not taken up (or were not properly deposited) will be returned to the depositing shareholder without expense to the shareholder or, in the case of Wheaton common shares deposited by book-entry transfer, those common shares that have not been taken up or properly deposited will be credited to an account maintained within DTC, promptly after the expiration time or withdrawal or termination of the offer to purchase.

Mail Service Interruption

      Notwithstanding any other provisions of the offer to purchase, the accompanying circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, checks and other relevant documents will not be mailed if Coeur determines, in its reasonable discretion, that delivery by mail may be delayed by a disruption of mail service. Holders of Wheaton common shares entitled to checks and/or other relevant documents that are not mailed for this reason may take delivery thereof at the office of the Depositary at which they deposited their Wheaton common shares until such time as New Coeur has determined, in its reasonable discretion, that delivery by mail will no longer be delayed. Notwithstanding the section entitled “Take Up of, and Payment for, Deposited Wheaton Common Shares” above, but subject to the section entitled “Notice” below, checks and other relevant documents not mailed for this reason will, subject to applicable law, be conclusively deemed to have been delivered on the first day upon which they are available for delivery at the office of the Depositary at which the Wheaton common shares were deposited. Notice of any such determination by New Coeur shall be given to holders of Wheaton common shares in accordance with the section entitled “Notice” below.

Notice

      Except as otherwise provided in this offer to purchase, any notice that the Offerors or the Depositary may provide, give or cause to be given under the offer to purchase will be deemed to have been properly given if mailed to the registered holders of Wheaton common shares at their respective addresses appearing in the registers maintained in respect of such Wheaton common shares and will be deemed to have been delivered and received on the mailing date. These provisions shall apply notwithstanding any accidental omission to provide or give notice to any one or more holders of Wheaton common shares and notwithstanding interruption of mail service in Canada, the United States or elsewhere following mailing. In the event of any interruption of mail service, New Coeur intends to make reasonable efforts to disseminate the notice by other means, such as publication. Subject to the approval of applicable regulatory authorities, in the event of any interruption of mail service, any notice that the Offerors or the Depositary may provide, give or cause to be given under the offer to purchase will be deemed to have been properly provided or given to or received by holders of Wheaton common shares if (i) it is given to the NYSE, the TSX and/or the AMEX for dissemination through their facilities; (ii) it is published once in the National Edition of The Globe and Mail or The National Post; or (iii) it is given to the Canada Newswire Service or Dow Jones Newswire.

Dividends and Distributions

      If, on or after the date of this offer to purchase, Wheaton should subdivide, consolidate or otherwise materially change any of the Wheaton common shares or its capitalization or disclose that it has taken any such action, New Coeur on behalf of the Offerors may make such adjustments as it deems appropriate to reflect such subdivision, consolidation or other change in the purchase price and other terms of the applicable offer to purchase including (without limitation) the type of securities offered to be purchased and the amounts payable therefor.

      Wheaton common shares acquired pursuant to the offer to purchase shall be acquired free and clear of all encumbrances, together with all rights and benefits arising therefrom including the right to any and all cash and stock dividends, securities, rights, warrants or other interests or distributions which may be accrued, declared, paid, issued, distributed, made or transferred on or in respect of such Wheaton common shares and which are made payable or distributable to the holders of those Wheaton common shares of record on a date on or after the date of the offer to purchase. If Wheaton should declare or pay any cash or stock dividend or make any other distribution on, or issue any securities, rights, warrants or other interests or distributions in respect of, deposited Wheaton common shares after the date of the offer to purchase, such dividend, distribution or rights will be received and held by the depositing Wheaton shareholder for the account of Nova Scotia ULC or Canadian Exchange Co., as the case may be, and (i) to the extent that cash dividends or cash distributions do not exceed the amount payable in cash to the depositing Wheaton shareholder pursuant to the offer to purchase, the amount payable to the depositing Wheaton shareholder will be reduced by the amount of any such dividend or distribution which shall be returned by the depositing shareholder; and (ii) the amount by which any cash dividend or distribution exceeds the amount payable in cash to the depositing Wheaton Shareholder together with any non-cash dividend, distribution or rights, shall be remitted promptly by the depositing holder to the Depositary or another person designated by New Coeur for the Offerors’ account accompanied by appropriate documentation of transfer. Pending such remittance, Nova Scotia ULC or Canadian Exchange Co., as the case may be, shall be entitled to all rights and privileges as the owner of any such dividend, distribution or rights and may deduct the value thereof from the amount payable in cash by it pursuant to the offer to purchase to the depositing Wheaton shareholder.

Market Purchases

      None of the Offerors will acquire beneficial ownership of Wheaton common shares while the offer to purchase is outstanding, other than pursuant to the offer to purchase.

Unauthorized Representations

      No person has been authorized to provide any information or make any representation on behalf of the Offerors or their affiliates not contained or referred to in this document and, if given or made, such information must be considered as not having been authorized by the Offerors.

Other Terms

      The provisions of the accompanying circular, the Letter of Transmittal and the Notice of Guaranteed Delivery accompanying the offer to purchase collectively comprise the terms and conditions of the offer to purchase.

      New Coeur shall determine in its reasonable discretion all questions relating to the interpretation of the offer to purchase, the accompanying circular, the Letter of Transmittal and the Notice of Guaranteed Delivery, the validity (including time of receipt) of any acceptance of the offer to purchase and any withdrawal of Wheaton common shares, including, without limitation, the satisfaction or non-satisfaction of any condition, the validity, time and effect of any deposit of Wheaton common shares or notice of withdrawal of Wheaton common shares, and the due completion and execution of the Letter of Transmittal. New Coeur’s determination of such matters shall be final and binding for all purposes. New Coeur, on behalf of the Offerors, reserves the right to waive any defect in acceptance with respect to any particular Wheaton common share or any particular Wheaton shareholder. There shall be no obligation on the Offerors, the Soliciting Dealers or the Depositary to give notice of any defects or irregularities in any acceptance or notice of withdrawal and no liability shall be incurred by any of them for failure to give any such notification.

      This document does not constitute an offer or a solicitation to any person in any jurisdiction in which such offer or solicitation is unlawful. The offer to purchase is not being made to, nor will deposits be accepted from or on behalf of, Wheaton shareholders in any jurisdiction in which the making or acceptance of the offer to purchase would not be in compliance with the laws of any such jurisdiction. However, the Offerors may, in their sole discretion, take such action as they may deem necessary to extend the offer to purchase to Wheaton shareholders in any such jurisdiction.

      The accompanying circular contains additional information relating to the offer to purchase.

CIRCULAR

      This circular is furnished in connection with the accompanying offer to purchase dated August 23, 2004 by the Offerors to purchase all of the issued and outstanding Wheaton common shares, including Wheaton common shares that may become outstanding upon the exercise of options, warrants or other rights to acquire Wheaton common shares after the date of the offer to purchase. Wheaton shareholders should refer to the offer to purchase for details of the terms and conditions, including details as to payment and withdrawal rights.

      Appendix A (Information Concerning Coeur d’Alene Mines Corporation), Appendix B (Certain Information Regarding Mining Properties of Coeur d’Alene Mines Corporation), Appendix C (Certain Financial Statements of Coeur d’Alene Mines Corporation), Appendix D (Certain Financial Statements of Wheaton River Minerals Ltd.), Appendix E (Financial Statements of Coeur d’Alene Canadian Acquisition Corporation) and Appendix F (Unaudited Pro Forma Condensed Combined Financial Statements of Coeur d’Alene Mines Corporation) also form part of this circular. Capitalized words and terms used in this circular but not defined herein shall have the meanings given to them in the offer to purchase.

      The information concerning Wheaton contained in this circular, including Appendices D and F, has been taken from or is based upon publicly available documents and records of Wheaton on file with securities regulatory authorities in Canada and the United States and other public sources. Although the Offerors have no reason to doubt the accuracy or completeness of such information, the Offerors are not in a position to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements.

ABOUT COEUR

      Coeur, the world’s largest primary silver producer and a growing gold producer, is engaged in the exploration, development and operation of silver and gold mining properties located in the United States, Chile, Argentina and Bolivia. Coeur currently expects to produce approximately 14.4 million ounces of silver and 142,000 ounces of gold in 2004. In 2003, Coeur produced approximately 14.2 million ounces of silver and 119,518 ounces of gold. In 2002, Coeur produced approximately 14.8 million ounces of silver and 117,114 ounces of gold.

      Coeur’s mines are located in southern Chile (the Cerro Bayo Mine), Argentina (the Martha Mine), Nevada (the Rochester Mine) and the Silver Valley region of northern Idaho (the Galena Mine). Coeur owns and operates 100% of these mines. In addition, Coeur owns or leases, either directly or through its subsidiaries, silver and gold development projects in Bolivia (the San Bartolomé silver project) and Alaska (the Kensington gold project). Coeur also controls strategic properties with significant exploration potential close to its existing mining operations. Coeur’s customers are bullion trading banks that purchase silver and gold from Coeur and then sell these metals to end users for use in industry applications such as electronic circuitry, jewelry and silverware production and the manufacture and development of photographic film. In addition, Coeur sells high grade gold and silver concentrates to smelters in Japan and Canada.

      Coeur was incorporated in Idaho in 1928. Its principal executive offices are located at 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814 and its telephone number is (208) 667-3511. Coeur’s website is www.coeur.com. Information contained on the website is not incorporated by reference into this offer to purchase, and shareholders should not consider information contained on the website in considering the offer to purchase.

      Additional information regarding Coeur’s business and operations is included Coeur’s public filings incorporated by reference herein and in Appendix A (Information Concerning Coeur d’Alene Mines Corporation), Appendix B (Certain Information Regarding Mining Properties of Coeur d’Alene Mines Corporation), Appendix C (Certain Financial Statements of Coeur d’Alene Mines Corporation) and Appendix F (Unaudited Pro Forma Condensed Combined Financial Statements of Coeur d’Alene Mines Corporation), which are incorporated into and form part of this circular.

Coeur Common Stock

      Coeur is authorized to issue up to 500,000,000 shares of common stock, par value $1.00 per share, of which, at July 31, 2004:

•	213,260,559 shares were outstanding and 1,059,211 shares were held as treasury stock;

•	23,684,250 shares were reserved for issuance upon the conversion of Coeur’s $180 million principal amount of outstanding 1.25% Convertible Senior Notes due 2024;

•	7,658,551 shares were reserved for issuance under Coeur’s Executive Compensation Program; and

•	1,109,706 shares were reserved for issuance under Coeur’s Non-Employee Directors Stock Option Plan.

      Holders of Coeur common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate votes in elections of directors. Subject to any preferences applicable to any shares of preferred stock outstanding at the time, holders of Coeur common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of Coeur’s liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Coeur common stock have no preemptive rights and have no rights to convert their Coeur common stock into any other security. The outstanding common stock is fully-paid and non-assessable.

      Coeur’s articles of incorporation include a fair price provision, applicable to some business combination transactions in which Coeur may be involved. The provision requires that an interested shareholder (defined to mean a beneficial holder of 10% or more of Coeur’s outstanding shares of common stock) not engage in specified transactions (e.g., mergers, sales of assets, dissolution and liquidation), unless one of three conditions is met:

•	a majority of the directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder approve the transaction;

•	holders of 80% or more of the outstanding shares of common stock approve the transaction; or

•	the shareholders are all paid a “fair price,” i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the interested shareholder acquired its stock.

      The fair price provision may tend to insulate Coeur’s current management against the possibility of removal by discouraging some types of hostile takeover bids. Coeur is not aware of any person or entity proposing or contemplating such a transaction.

      The transfer agent and registrar for Coeur common stock, which is listed on the NYSE, is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, N.J.

Coeur Preferred Stock

      Coeur is authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share, no shares of which are outstanding. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of preferred stock, the number of shares constituting any such series and the designation thereof. Holders of preferred stock have no preemptive rights.

      On May 11, 1999, the Board of Directors of the Company declared a dividend distribution of one right for each outstanding share of Coeur common stock. Each right entitles the registered holder to purchase from Coeur one one-hundredth of a share of Series B Preferred Stock at a purchase price of $100 in cash, subject to adjustment. The description and terms of the rights are set forth in the Rights Agreement, dated as of May 11, 1999, between Coeur and ChaseMellon Shareholder Services, L.L.C., as rights agent. The rights are not exercisable or detachable from the common stock until ten business days after any person or group acquires 20% or more (or commences a tender or exchange offer for 20% or more) of the outstanding Coeur common stock. If any person or group acquires 20% or more of Coeur common stock or acquires Coeur in a merger or other business combination, each right (other than those held by the acquiring person or group) will entitle the holder to purchase preferred or common stock of Coeur d’Alene Mines or common stock of the surviving company having a market value of approximately two times the $100 exercise price. The rights will expire on May 24, 2009, unless earlier redeemed or exchanged by Coeur.

ABOUT NEW COEUR AND THE COEUR REORGANIZATION

      New Coeur is a subsidiary of Coeur formed in Idaho for the purpose of effecting the Coeur reorganization and the offer to purchase and has not conducted any business activities to date.

      Immediately prior to Wheaton common shares being taken up under the offer to purchase, Coeur will effect a reorganization to create a holding company structure. In the reorganization, Coeur will become a wholly-owned subsidiary of New Coeur and the name of New Coeur will be changed to Coeur d’Alene Mines Corporation. All of the outstanding stock of Coeur will become, without any further action on the part of holders thereof, stock of New Coeur having rights and privileges the same as the existing Coeur stock. It is a condition of the offer to purchase that the New Coeur common stock will be approved for listing on the NYSE and the TSX. Additional information regarding New Coeur is included in Appendix H (Certain Financial Statements of Coeur d’Alene Mines Holdings Company), which is incorporated into and forms part of this circular.

ABOUT CANADIAN EXCHANGE CO.

      Coeur d’Alene Canadian Acquisition Corporation, or Canadian Exchange Co., is a newly-formed corporation incorporated under the Business Corporations Act (New Brunswick) (referred to herein as the “NB BCA”) as a wholly-owned subsidiary of Coeur. Canadian Exchange Co. was formed solely for the purpose of making the offer to purchase, has not carried on any business activities to date and, prior to making the offer to purchase, had no material business, operations, assets or liabilities. In connection with the offer to purchase, among other things, Canadian Exchange Co. will acquire the benefit of a support agreement with New Coeur and will acquire Wheaton common shares and incur liabilities in connection with the offer to purchase. The registered office of Canadian Exchange Co. is 44 Chipman Hill, Suite 1000, P.O. Box 7289, Stn. “A”, Saint John, New Brunswick E2L 4S6. Additional information regarding Canadian Exchange Co. is included in Appendix E (Financial Statements of Coeur d’Alene Canadian Acquisition Corporation), which is incorporated into and forms part of this circular.

      In addition to an unlimited number of common, preferred and special shares, Canadian Exchange Co. is authorized to issue the Exchangeable Shares, as described below.

Description of Exchangeable Shares

      The Exchangeable Shares are included in the offer to purchase to enable certain shareholders, by virtue of the redemption and exchange rights attaching to the Exchangeable Shares and the provisions of the Voting and Exchange Trust Agreement and the Support Agreement (each as explained below), to acquire a security of a Canadian issuer having economic rights that are, as nearly as practicable, equivalent to those of a share of New Coeur common stock. The Exchangeable Shares may permit shareholders to take advantage of a full or partial tax deferral available under the Tax Act. See the section entitled “Material Canadian Federal Income Tax Considerations.” Also, subject to certain assumptions, the Exchangeable Shares, once listed on the TSX, will not be foreign property for certain Canadian tax purposes. See “Material Canadian Federal Income Tax Considerations.” For the above reasons, shareholders resident in Canada for tax purposes may want to elect to receive Exchangeable Shares rather than shares of New Coeur common stock. See the section entitled “The Offer.” A risk of holding Exchangeable Shares is the possibility that there will be a limited or no active trading market for the shares. See the section entitled “Risk Factors.” Moreover, if the Call Rights (as defined herein) are not exercised on redemption or retraction of the Exchangeable Shares, a holder of Exchangeable Shares may realize a dividend for Canadian tax purposes that may exceed the holder’s economic gain. See the section entitled “Material Canadian Federal Income Tax Considerations.”

      The following is a summary description of the material provisions of the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and is qualified in its entirety by reference to the full text of the share provisions.

Ranking

      The Exchangeable Shares will be entitled to a preference over the common shares of Canadian Exchange Co. and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of Canadian Exchange Co., whether voluntary or involuntary, or any other distribution of the assets of Canadian Exchange Co. among its shareholders for the purpose of winding up its affairs.

Dividends

      Holders of Exchangeable Shares will be entitled to receive dividends equivalent to dividends, if any, paid from time to time by New Coeur on shares of New Coeur common stock. The declaration date, record date and payment date for dividends on the Exchangeable Shares will be the same as that for any corresponding dividends on shares of New Coeur common stock.

Certain Restrictions

      So long as any of the Exchangeable Shares are outstanding, Canadian Exchange Co. will not be permitted to at any time without, but may at any time with, the approval of the holders of the Exchangeable Shares:

•	pay any dividends on the common shares or any other shares of Canadian Exchange Co. ranking junior to the Exchangeable Shares, other than stock dividends payable in common shares or any such other shares of Canadian Exchange Co. ranking junior to the Exchangeable Shares, as the case may be;

•	redeem or purchase or make any capital distribution in respect of common shares or any other shares of Canadian Exchange Co. ranking junior to the Exchangeable Shares;

•	redeem or purchase any other shares of Canadian Exchange Co. ranking equally with the Exchangeable Shares with respect to the payment of dividends or the distribution of assets in the event of the liquidation, dissolution or winding-up of Canadian Exchange Co., whether voluntary or involuntary, or any other distribution of the assets of Canadian Exchange Co. among its shareholders for the purpose of winding up its affairs; or

•	issue any shares other than Exchangeable Shares, common shares and special shares in the capital of Canadian Exchange Co. and any other shares not ranking superior to the Exchangeable Shares;

unless, in the case of the first three bullet points above, all dividends on the outstanding Exchangeable Shares corresponding to dividends declared and paid to date on the shares of New Coeur common stock have been declared and paid on the Exchangeable Shares.

Distribution on Liquidation

      In the event of the liquidation, dissolution or winding-up of Canadian Exchange Co. or any other distribution of the assets of Canadian Exchange Co. among its shareholders for the purpose of winding up its affairs, subject to the exercise by New Coeur or Nova Scotia ULC of the liquidation call right, a holder of Exchangeable Shares shall be entitled, subject to applicable law, to receive from the assets of Canadian Exchange Co. in respect of each Exchangeable Share held by such holder on the date of liquidation, before any distribution of any part of the assets of Canadian Exchange Co. among the holders of the common shares or any other shares of Canadian Exchange Co. ranking junior to the Exchangeable Shares, the liquidation amount, being an amount to be satisfied by issuance of one share of New Coeur common stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends, if any, on the Exchangeable Share.

Automatic Exchange Upon Liquidation of New Coeur

      In the event of the liquidation of New Coeur, New Coeur or Nova Scotia ULC will purchase all of the Exchangeable Shares from the holders thereof on the fifth business day prior to the effective date of such liquidation. The purchase price payable for each Exchangeable Share purchased pursuant to the liquidation of New Coeur will be satisfied by the issuance of one share of New Coeur common stock plus an additional amount equivalent to the full amount of all declared and unpaid dividends, if any, on the Exchangeable Share.

Retraction and Redemption of Exchangeable Shares and Call Rights

      Subject to the retraction call right described below, holders of Exchangeable Shares will be entitled at any time to retract (i.e., to require Canadian Exchange Co. to redeem) any or all Exchangeable Shares held by them and to receive the retraction price per Exchangeable Share to be satisfied by issuance of one share of New Coeur common stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends, if any, on the Exchangeable Shares. Holders of Exchangeable Shares may effect such retraction by presenting to Canadian Exchange Co. or its transfer agent the certificate(s) representing the Exchangeable Shares the holder desires to have Canadian Exchange Co. redeem, together with such other documents and instruments as may be required under the NB BCA or the bylaws of Canadian Exchange Co. or by its transfer agent, and a duly executed retraction request specifying that the holder desires to have all or any number specified therein of the retracted shares redeemed by Canadian Exchange Co.

      Upon receipt by Canadian Exchange Co. of a retraction request, Canadian Exchange Co. will immediately notify New Coeur and Nova Scotia ULC of the retraction request. If New Coeur or Nova Scotia ULC exercises the retraction call right and provided that the retraction request is not revoked by the holder in the manner described below, Canadian Exchange Co. will not redeem the retracted shares and New Coeur or Nova Scotia ULC, as the case may be, will purchase from such holder and such holder will sell to New Coeur or Nova Scotia ULC, as the case may be, on the retraction date the retracted shares for the retraction price. In the event that New Coeur or Nova Scotia ULC does not exercise the retraction call right, and provided that the retraction request is not revoked by the holder in the manner described below, Canadian Exchange Co. will redeem the retracted shares on the retraction date for the retraction price.

      A holder of retracted shares may, by notice in writing given by the holder to Canadian Exchange Co. before the close of business on the business day immediately preceding the retraction date, withdraw its retraction request, in which event such retraction request will be null and void and the revocable offer constituted by the retraction request to sell the retracted shares to New Coeur or Nova Scotia ULC will be deemed to have been revoked.

      If, as a result of solvency provisions of applicable law, Canadian Exchange Co. is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, Canadian Exchange Co. will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by Canadian Exchange Co. will be deemed to have required New Coeur or Nova Scotia ULC to purchase such unretracted Exchangeable Shares in exchange for shares of New Coeur common stock on the retraction date pursuant to the optional exchange right described below.

      Subject to applicable law, and provided that New Coeur and Nova Scotia ULC have not exercised the redemption call right, on the redemption date, Canadian Exchange Co. will, upon at least 60 days prior notice to the holders of the Exchangeable Shares, redeem the whole of the then outstanding Exchangeable Shares by delivery of the redemption price per Exchangeable Share, to be satisfied by the issuance of one share of New Coeur common stock, plus an additional amount equivalent to the full amount of all declared and unpaid dividends, if any, on the Exchangeable Shares.

      The redemption date will be the earlier of (i) the seventh anniversary of the date on which Exchangeable Shares are first issued, and (ii) any date established by the board of directors of Canadian Exchange Co. for the redemption of Exchangeable shares on which there are fewer than 28,411,008 Exchangeable Shares outstanding (other than Exchangeable Shares held by New Coeur or its affiliates and subject to necessary adjustments to such number of shares to reflect permitted changes to Exchangeable Shares).

      Notice of the redemption date will be sent to New Coeur and Nova Scotia ULC at the same time as it is sent to the holders of Exchangeable Shares and, notwithstanding any proposed redemption of the Exchangeable Shares, New Coeur and Nova Scotia ULC will have a redemption call right to purchase all, but not less than all, of the outstanding Exchangeable Shares on the redemption date by delivery of the redemption price to each holder thereof.

      Unless the relevant Canadian tax legislation is amended, any Canadian tax deferral obtained by a shareholder who receives Exchangeable Shares under this offer to purchase will end on the exchange or redemption of Exchangeable Shares for shares of New Coeur common stock. Moreover, if the Call Rights (as defined herein) are not exercised upon a redemption (including a retraction) of the Exchangeable Shares by Canadian Exchange Co., a holder of Exchangeable Shares may realize a dividend for Canadian tax purposes that may exceed the holder’s economic gain. See the section entitled “Risk Factors” and the section entitled “Material Canadian Federal Income Tax Considerations.” The exchange will also result in the securities held after the exchange (i.e. the shares of New Coeur common stock) being foreign property for certain Canadian tax purposes. See the section entitled “Material Canadian Federal Income Tax Considerations.”

Voting Rights

      Except as required by applicable law, the holders of the Exchangeable Shares shall not be entitled as such to receive notice of or to attend any meeting of the shareholders of Canadian Exchange Co. or to vote at any such meeting.

Amendment and Approval

      Any approval required to be given by the holders of the Exchangeable Shares to add to, change or remove any right, privilege, restriction or condition attaching to the Exchangeable Shares or any other matter requiring the approval or consent of the holders of the Exchangeable Shares in accordance with applicable law shall be deemed to have been sufficiently given if it has been given in accordance with applicable law, subject to a minimum requirement that such approval be evidenced by a resolution passed by not less than 66 2/3% of the votes cast on such resolution at a meeting of holders of Exchangeable Shares duly called and held.

Voting and Exchange Trust Agreement

      The purpose of the Voting and Exchange Trust Agreement is to create a trust for the benefit of the registered holders from time to time of Exchangeable Shares (other than affiliates of New Coeur). The Voting and Exchange Trustee will hold the one share of New Coeur Special Voting Stock in order to enable the Voting and Exchange Trustee to exercise the voting rights attached thereto and will hold the Exchange Rights in order to enable the Voting and Exchange Trustee to exercise such rights, in each case as trustee for and on behalf of such registered holders. The following is a summary description of the material provisions of the Voting and Exchange Trust Agreement. Shareholders may refer to the Voting and Exchange Trust Agreement filed as an exhibit to this offer to purchase for the actual terms and conditions of the agreement.

Voting Rights

      Pursuant to the Voting and Exchange Trust Agreement, New Coeur will issue to the Voting and Exchange Trustee one share of New Coeur Special Voting Stock to be held of record by the Voting and Exchange Trustee as trustee for and on behalf of, and for the use and benefit of, the registered holders from time to time of Exchangeable Shares (other than affiliates of New Coeur) and in accordance with the provisions of the Voting and Exchange Trust Agreement. During the term of the Voting and Exchange Trust Agreement, New Coeur is not permitted to issue any additional shares of New Coeur Special Voting Stock without the consent of the holders of Exchangeable Shares.

      Under the Voting and Exchange Trust Agreement, the Voting and Exchange Trustee will be entitled to all of the voting rights, including the right to vote in person or by proxy, attaching to the one share of New Coeur Special Voting Stock on all matters that may properly come before the shareholders of New Coeur at a meeting of shareholders. The share of New Coeur Special Voting Stock has that number of votes, which may be cast by the Voting and Exchange Trustee at any meeting at which New Coeur shareholders are entitled to vote, equal to the number of outstanding Exchangeable Shares (other than shares held by New Coeur or its affiliates).

      Each holder of an Exchangeable Share (other than New Coeur or its affiliates) on the record date for any meeting at which New Coeur shareholders are entitled to vote will be entitled to instruct the Voting and Exchange Trustee to exercise one of the votes attached to the share of New Coeur Special Voting Stock for such Exchangeable Share. The Voting and Exchange Trustee will exercise each vote attached to the share of New Coeur Special Voting Stock only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, the Voting and Exchange Trustee will not have voting rights with respect to such Exchangeable Share. A holder may, upon instructing the Voting and Exchange Trustee, obtain a proxy from the Voting and Exchange Trustee entitling the holder to vote directly at the relevant meeting the votes attached to the share of New Coeur Special Voting Stock to which the holder is entitled.

      The Voting and Exchange Trustee will send to the holders of the Exchangeable Shares the notice of each meeting at which the New Coeur shareholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trustee to exercise the votes attaching to the share of New Coeur Special Voting Stock, at the same time as New Coeur sends such notice and materials to the New Coeur shareholders. The Voting and Exchange Trustee will also send to the holders of Exchangeable Shares copies of all information statements, interim and annual financial statements, reports and other materials sent by New Coeur to the New Coeur shareholders at the same time as such materials are sent to the New Coeur shareholders. New Coeur will endeavour to obtain copies of materials sent by third parties to New Coeur shareholders generally, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to New Coeur shareholders and to deliver such materials to the Voting and Exchange Trustee, which will send such materials to holders of Exchangeable Shares.

      All rights of a holder of Exchangeable Shares to exercise votes attached to the share of New Coeur Special Voting Stock will cease upon the exchange of such holder’s Exchangeable Shares for shares of New Coeur common stock.

Optional Exchange Upon Canadian Exchange Co. Insolvency Event

      New Coeur agrees in the Voting and Exchange Trust Agreement that, upon the occurrence of the insolvency of Canadian Exchange Co., a holder of Exchangeable Shares will be entitled to instruct the Voting and Exchange Trustee to exercise an exchange right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring New Coeur or Nova Scotia ULC to purchase such Exchangeable Shares from the holder. The purchase price payable for each Exchangeable Share purchased pursuant to such event of insolvency of Canadian Exchange Co. will be satisfied by the issuance of one share of New Coeur common stock plus an additional amount equivalent to the full amount of all declared and unpaid dividends, if any, on the Exchangeable Share.

      As soon as practicable following the occurrence of such an event of insolvency of Canadian Exchange Co. or any event that may, with the passage of time or the giving of notice or both, become an event of insolvency of Canadian Exchange Co., Canadian Exchange Co. and New Coeur will give written notice thereof to the Voting and Exchange Trustee. As soon as practicable after receiving such notice, or upon the Trustee becoming aware of the insolvency of Canadian Exchange Co., the Voting and Exchange Trustee will give notice to each holder of Exchangeable Shares of such event or potential event and will advise the holder of its rights with respect to the exchange right.

      If, as a result of solvency provisions of applicable law, Canadian Exchange Co. is unable to redeem all of a holder’s Exchangeable Shares which such holder is entitle to have redeemed in accordance with the Exchangeable Share provisions, the holder will be deemed to have exercised the optional exchange right with respect to the unredeemed Exchangeable Shares and New Coeur or Nova Scotia ULC will be required to purchase such shares from the holder in the manner set forth above.

Support Agreement

      The following is a summary description of the material provisions of the Support Agreement. Shareholders may refer to the Support Agreement filed as an exhibit to this offer to purchase for the actual terms and conditions of the agreement.

      Pursuant to the Support Agreement, New Coeur has covenanted that, so long as Exchangeable Shares not owned by New Coeur or its affiliates are outstanding, New Coeur will, among other things: (a) not declare or pay any dividend on the shares of New Coeur common stock unless (i) on the same day Canadian Exchange Co. declares or pays, as the case may be, an equivalent dividend on the Exchangeable Shares and (ii) Canadian Exchange Co. has sufficient money or other assets or authorized but unissued securities available to enable the due declaration and the due and punctual payment, in accordance with applicable law, of an equivalent dividend on the Exchangeable Shares; (b) advise Canadian Exchange Co. in advance of the declaration of any dividend on the shares of New Coeur common stock and take other actions reasonably necessary to ensure that the declaration date, record date and payment date for dividends on the Exchangeable Shares are the same as those for any corresponding dividends on the shares of New Coeur common stock; (c) ensure that the record date for any dividend declared on the shares of New Coeur common stock is not less than seven days after the declaration date of such dividend; and (d) take all actions and do all things reasonably necessary or desirable to enable and permit Canadian Exchange Co., in accordance with applicable law, to pay the liquidation amount, the retraction price or the redemption price to the holders of the Exchangeable Shares in the event of a liquidation, dissolution or winding-up of Canadian Exchange Co., a retraction request by a holder of Exchangeable Shares or a redemption of Exchangeable Shares by Canadian Exchange Co., as the case may be.

      The Support Agreement also provides that, without the prior approval of Canadian Exchange Co. and the holders of Exchangeable Shares, New Coeur will not distribute additional shares of New Coeur common stock or rights to subscribe therefor or other property or assets to all or substantially all holders of shares of New Coeur common stock, nor change any of the rights, privileges or other terms of the New Coeur common stock, unless the same or an equivalent distribution on, or change to, the Exchangeable Shares (or in the rights of the holders thereof) is made simultaneously. In the event of any proposed tender offer, share exchange offer, issuer bid, take-over bid or similar transaction affecting the New Coeur common stock, New Coeur will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the holders of New Coeur common stock.

      The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than New Coeur or any of its affiliates, New Coeur will, unless approval to do otherwise is obtained from the holders of the Exchangeable Shares, remain the direct or indirect beneficial owner of all issued and outstanding voting shares of Canadian Exchange Co. and Nova Scotia ULC.

      With the exception of changes for the purpose of (i) adding to the covenants of any or all of the parties, (ii) making certain necessary amendments or (iii) curing ambiguities or clerical errors (provided, in each case, that the board of directors of each of New Coeur, Canadian Exchange Co. and Nova Scotia ULC are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

      Under the Support Agreement, each of New Coeur and Nova Scotia ULC will not exercise, and will prevent their affiliates from exercising, any voting rights attached to the Exchangeable Shares owned by New Coeur or Nova Scotia ULC or their affiliates on any matter considered at meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

ABOUT NOVA SCOTIA ULC

      Coeur d’Alene Acquisition ULC, referred to herein as Nova Scotia ULC, is a newly-formed company under the laws of Nova Scotia and a wholly-owned subsidiary of Coeur. Nova Scotia ULC was formed solely for the purpose of making the offer to purchase and has not otherwise carried on any business activities to date. The registered office of Nova Scotia ULC is Suite 900, Purdy’s Wharf Tower One, 1959 Upper Water Street, PO Box 997 Stn. Central, Halifax, NS B3J 2X2.

ABOUT WHEATON

      As of the date of this offer document, Wheaton has refused to meet with Coeur to discuss a combination of Wheaton and Coeur. The Offerors have not had access to the non-public books and records of Wheaton, and, although they have no reason to doubt the accuracy or completeness of Wheaton’s public filings, the Offerors are not in a position to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements. Wheaton’s auditors have consented to the inclusion herein of their audit report on Wheaton’s financial statements included herein. Coeur and Wheaton’s auditors undertook the procedures necessary to include such consent. However, such procedures did not enable the Offerors to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements.

      As a result, all historical information regarding Wheaton contained herein, including all Wheaton financial information and all pro forma financial information reflecting the pro forma effects of a combination of Wheaton and Coeur derived in part from Wheaton’s financial information, has been derived by necessity from Wheaton’s public reports and securities filings. In addition, all reconciliations of Wheaton’s financial information, which Wheaton records in accordance with Canadian GAAP, to US GAAP is based exclusively upon Wheaton’s own Canadian GAAP to US GAAP reconciliations contained in Wheaton’s public reports and securities filings unless otherwise indicated. See “Risk Factors — The Offerors have been unable to independently verify the reliability of the Wheaton information in this offer to purchase” on page 23.

      Wheaton is engaged in the acquisition, exploration and operation of precious metal properties. Wheaton’s principal product is gold.

      Wheaton’s primary operating properties consist of an indirect 37.5% interest in the Alumbrera Mine, a gold-copper mine in Argentina, an indirect 100% interest in the San Dimas, San Martin and Nukay gold-silver mines in Mexico and an indirect 100% interest in the Peak Mine, a gold mine in Australia. Wheaton also has indirect 100% interests in the Los Filos Project in Mexico and the Amapari Project in Brazil, both of which are gold projects and in the advanced development stage properties.

      Wheaton was incorporated in Ontario pursuant to the OBCA. Its registered and principal executive offices are located at Suite 1560, Waterfront Centre, 200 Burrard Street, Vancouver, British Columbia, V6C 3L6 Canada. Wheaton is a reporting issuer or the equivalent in all provinces and territories of

Canada and files its continuous disclosure documents with the Canadian securities regulatory authorities and with the United States Securities and Exchange Commission. Such documents are available without charge at www.sedar.com and www.sec.gov. For additional information about Wheaton, please see Appendix G (Information Concerning Wheaton River Minerals Ltd.).

Wheaton Authorized and Outstanding Share Capital

      As of August 6, 2004, based on information provided by Wheaton in their Second Quarter Report dated August 6, 2004, and in other documents publicly filed by Wheaton, there were (i) 569,081,454 Wheaton common shares outstanding (excluding 2,734,083 shares held in its treasury), (ii) approximately 23,234,495 shares issuable upon exercise of outstanding options to purchase Wheaton common shares and (iii) an aggregate of 176,580,869 shares issuable upon exercise of outstanding warrants to purchase Wheaton common shares.

      Holders of Wheaton common shares are entitled to receive notice of any meetings of shareholders of Wheaton, to attend and to cast one vote per common share at all such meetings. Holders of Wheaton common shares do not have cumulative voting rights with respect to the election of directors and, accordingly, holders of a majority of the common shares entitled to vote in any election of directors may elect all directors standing for election. Holders of Wheaton common shares are entitled to receive on a pro-rata basis such dividends, if any, as and when declared by the Wheaton’s board of directors at its discretion from funds legally available therefor and upon the liquidation, dissolution or winding up of Wheaton are entitled to receive on a pro-rata basis the net assets of Wheaton after payment of debts and other liabilities, in each case subject to the rights, privileges, restrictions and conditions attaching to any other series or class of shares ranking senior in priority to or on a pro-rata basis with the holders of Wheaton common shares with respect to dividends or liquidation. The Wheaton common shares do not carry any pre-emptive, subscription, redemption or conversion rights, nor do they contain any sinking or purchase fund provisions.

      Coeur initially announced its proposed business combination with Wheaton after the close of trading on the TSX and AMEX on May 27, 2004. On May 27, 2004, the closing price of Wheaton common shares on the TSX and AMEX was Cdn$3.96 and $2.92, respectively. The volume weighted average closing price of the Wheaton common shares on the TSX and AMEX for the 60 trading days ending on May 27, 2004 was Cdn$3.85 and $2.86, respectively. On August 19, 2004, the closing price of the Wheaton common shares on the TSX and AMEX was Cdn$3.63 and $2.81 respectively.

      Additional information regarding Wheaton is included in Appendix D (Certain Financial Statements of Wheaton River Minerals Ltd.), which is incorporated into and forms part of this circular.

RELATIONSHIPS BETWEEN THE OFFERORS AND WHEATON

Beneficial Ownership of and Trading in Securities of Wheaton

      Coeur owns 1,000 common shares of Wheaton, which shares were purchased on June 18, 2004 for a purchase price of Cdn$3.91 per share. Other than such shares, no securities of Wheaton, are owned beneficially, directly or indirectly, nor is control or direction exercised over any securities of Wheaton, by the Offerors or the Offerors’ directors or executive officers or, to the knowledge of such directors and executive officers after reasonable inquiry, by any of the Offerors’ associates or affiliates, by any associate of the offerors’ directors or executive officers or by any person or company owning, directly or indirectly, more than 10% of any class of securities of the Offerors. No person is acting jointly or in concert with the Offerors with respect to the offer to purchase.

      Except as set forth in the preceding paragraph, no securities of Wheaton have been traded during the 12-month period preceding the date of the offer by the Offerors or the Offerors’ directors or executive officers or, to the knowledge of such directors and executive officers after reasonable inquiry, by associates or affiliates, by associates of the Offerors’ directors and executive officers or by any person or company owning, directly or indirectly, more than 10% of any class of securities of the Offerors.

Commitments to Acquire Securities of Wheaton

      Except pursuant to the offer to purchase, neither the Offerors nor any of the Offerors’ directors or executive officers, nor to the knowledge of the Offerors’ directors and executive officers after reasonable inquiry, any of the Offerors’ associates or affiliates, any associate of any of the Offerors’ directors or executive officers or any person or company owning, directly or indirectly, more than 10% of any class of securities of the Offerors has entered into any commitments to acquire any equity securities of Wheaton.

Arrangements, Agreements or Understandings

      Except as described herein or in the appendices or documents attached hereto or incorporated by reference herein, neither the Offerors nor, to the best of the Offerors’ knowledge, any of the Offerors’ directors, executive officers or other affiliates has any contract, arrangement, understanding or relationship with any other person with respect to any securities of Wheaton, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies. Except as described in this proxy statement/prospectus, there have been no contacts, negotiations or transactions between the Offerors or, to the best of the Offerors’ knowledge, any of the Offerors’ directors, executive officers or other affiliates on the one hand, and Wheaton or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer to purchase or other acquisition of securities, an election of directors, or a sale or other transfer of a material amount of assets. Neither the Offerors, nor, to the best of the Offerors’ knowledge, any of the Offerors’ directors, executive officers or other affiliates has had any transaction with Wheaton or any of its executive officers, directors or affiliates that would require disclosure under the rules and regulations of the SEC applicable to the offer to purchase.

      There are no arrangements or agreements made or proposed to be made between the Offerors and any of the directors or executive officers of Wheaton and no payments or other benefits are proposed to be made or given by the Offerors to such directors or executive officers as compensation for loss of office or as compensation for remaining in or retiring from office if the offer to purchase described herein is consummated.

Acceptance of the Offer

      The Offerors have no knowledge as to whether any Wheaton shareholder will accept the offer to purchase described herein. We note that under the Offerors’ previously terminated offer, 3,188,420 Wheaton common shares had been deposited as of August 17, 2004. Promptly following such termination, the Offerors returned all of these shares to the tendering Wheaton shareholders.

Material Changes and Other Information

      Except for the offer to purchase described herein and as otherwise disclosed publicly by Wheaton, Coeur is not aware of any information which indicates that any material change has occurred in the affairs of Wheaton since the date of the last available published financial statements of Wheaton.

BACKGROUND TO THE OFFER TO PURCHASE

      On May 6, 2004, Coeur’s management met with its financial advisors to discuss the publicly announced plan of arrangement proposal between IAMGold and Wheaton. With the assistance of its financial and legal advisors, throughout May, Coeur management obtained and analyzed certain publicly available information regarding Wheaton and prepared financial valuation models of Wheaton and its assets. Management also worked with its financial and legal advisors to consider transaction structure. Management also periodically reviewed the status of the proposed IAMGold-Wheaton transaction.

      On May 20, 2004, the Coeur Board met with management and Coeur’s financial and legal advisors to review management’s progress in analysis, valuations and proposed structuring and transaction alternatives. The Coeur Board authorized Coeur management to pursue a plan of arrangement transaction with Wheaton.

      Also, on May 20, 2004, Coeur’s financial advisors advised Coeur that it had, through its relationship with a third party, become aware that Golden Star Resources Ltd. was considering a proposal to IAMGold. Dennis Wheeler, Chairman of the Board and Chief Executive Officer of Coeur, and Peter J. Bradford, the President and Chief Executive Officer of Golden Star, discussed the matter on May 20, 2004. Between May 20, 2004 and May 26, 2004, Coeur continued its evaluation of Wheaton and further considered transaction structures. Coeur and Golden Star discussed issues related to the termination fee clause in the arrangement agreement between IAMGold and Wheaton River.

      On May 27, 2004, Coeur entered into an agreement with Golden Star regarding the payment of termination fees under the arrangement as previously described. For more information regarding this agreement, see the section entitled “Agreement with Golden Star.”

      Coeur Proposal. On May 27, 2004, Mr. Wheeler delivered a letter to Wheaton’s chairman and CEO, Ian Telfer, in which Coeur offered to acquire all of Wheaton’s outstanding common shares for total consideration, which included a combination of cash and Coeur common stock, of approximately $1.8 billion (Cdn$2.5 billion).

      On May 31, 2004, Wheaton issued a press release in which it rejected the May 27 offer from Coeur. Later on May 31, 2004, Mr. Wheeler, on behalf of Coeur, issued a statement indicating Coeur’s disappointment in Wheaton’s rejection of its initial offer and reaffirming its belief that the Coeur offer was superior to Wheaton’s offer from IAMGold.

      On June 3, 2004, Coeur announced that it would increase its proposal to acquire Wheaton by approximately $209 million (Cdn$285 million) or $0.37 (Cdn$0.50) per share in subordinated notes or Coeur common stock. The revised proposal would allow Coeur to pay a minimum of Cdn$0.50 in cash and Cdn$0.50 in subordinated notes per share of Wheaton common stock, based on the number of issued and outstanding shares as of May 27, 2004, if all Wheaton shareholders exercised their election to receive cash and subordinated note consideration for their Wheaton common shares.

      On June 4, 2004, Mr. Telfer requested that Coeur and its financial advisor telephonically participate in a meeting of the Wheaton Board. Coeur’s financial advisors responded on June 5, 2004 by requesting that Mr. Wheeler be allowed to present the Coeur proposal in person, instead of telephonically, to the Wheaton Board. On Sunday evening, June 6, 2004, Mr. Wheeler and Coeur’s financial advisors met with members of the Wheaton Board for approximately 30 minutes.

      On June 7, 2004, Wheaton announced that its board of directors had met with Coeur and had rejected Coeur’s revised offer and that the Wheaton Board planned to proceed with the shareholder vote on the IAMGold arrangement the next day. Following the Wheaton announcement, Coeur issued a statement in which it expressed its surprise and disappointment in the Wheaton board’s rejection of the revised Coeur offer.

      On June 8, 2004, Wheaton announced that its shareholders had approved the proposed plan of arrangement with IAMGold. Later that day, Coeur issued a statement expressing its disappointment in the result of the shareholder vote. The Coeur statement noted that Coeur intended to pursue its merger proposal with Wheaton.

      On June 11, 2004, Wheaton announced that it would hold a second shareholder vote, to take place on July 6, 2004, with regard to the IAMGold arrangement in order to allow its shareholders more time to consider the competing proposals.

      On June 18, 2004, Mr. Wheeler sent a letter to the Wheaton special committee requesting a meeting to discuss the Coeur proposal.

      On June 21, 2004, the Coeur Board of Directors met and approved the commitment letter regarding the convertible debt issuance and approved an increase in the cash component of its offer. Coeur later announced that it had increased the cash component of its offer to Wheaton by Cdn$285 million (or $1.00 per share if all Wheaton shareholders elect cash) and sent a letter to the Wheaton special committee describing the improved offer.

      Also on June 21, 2004, Coeur filed with Canadian regulatory authorities and commenced mailing to Wheaton shareholders a dissident information circular recommending a vote against the proposed IAMGold transaction.

      On June 23, 2004, Coeur announced that it planned to launch a tender offer for all of the outstanding Wheaton common shares.

      Also, on June 23, 2004, Wheaton announced that it had rejected Coeur’s improved offer and that the Wheaton Board continued to recommend the IAMGold arrangement.

      On June 24, 2004, the Special Committee of the Wheaton Board sent a letter to Mr. Wheeler indicating that it did not consider further meetings with Coeur to be warranted at such time.

      On June 28, 2004, the Coeur Executive Committee met and discussed the status of the proposed transaction with Coeur’s financial and legal advisors. On June 29, 2004, Coeur announced it had increased its offer to Wheaton shareholders by increasing the cash payable per share from Cdn$5.00 to Cdn$5.47 and the exchange ratio from 0.731 to 0.796. Later that day, Wheaton announced that the Special Committee of Wheaton’s Board was recommending against Coeur’s amended offer.

      On July 6, 2004, following the rejection of the proposed IAMGold-Wheaton plan of arrangement by the IAMGold shareholders, Wheaton cancelled its scheduled meeting of shareholders to vote on the proposed Wheaton-IAMGold plan of arrangement. Wheaton also announced that the arrangement agreement with IAMGold had been terminated.

      Also on July 6, 2004, Coeur sent Wheaton’s Board of Directors the following letter:

July 6, 2004

Board of Directors

Wheaton River Minerals Ltd.
200 Burrard Street, Suite 1560
Vancouver, BC
V6C 3L6, Canada

Dear Directors:

      I am writing to reiterate our willingness and desire to enter into meaningful discussions with you. I believe it is clear that Wheaton River’s stockholders will strongly support the commencement of negotiations looking to the accomplishment of a mutually-agreed transaction at the earliest possible date.

      We continue to believe strongly that a combination of our two companies will serve well the interests of both companies’ stockholders.

Very truly yours,

/s/ DENNIS E. WHEELER
_______________________________________ Dennis E. Wheeler
Chairman and Chief Executive Officer
Coeur d’Alene Mines Corporation

      On July 9, 2004, Wheaton announced that it did not intend to enter into negotiations with Coeur at that time.

      On July 13, 2004, Coeur announced that it had filed with the U.S. Securities and Exchange Commission a Registration Statement on Form S-4 and a Schedule TO in respect of the offer to purchase.

      On July 14, 2004, the day following Coeur’s announcement that it had filed tender offer documents with the SEC for the offer to purchase, Wheaton announced that Chap Mercantile Inc., a shell company, had agreed to purchase 100% of the silver produced by Wheaton’s Luismin mining operations in Mexico for an up front payment of Cdn$262 million payable in cash and Chap common shares plus a per ounce payment of $3.90 per ounce, subject to adjustment (such transaction is referred to as the “Silver Wheaton transaction”).

      On July 16, 2004, Coeur announced that in conjunction with its previously announced tender offer for Wheaton, Coeur was presenting its publicly disclosed reserve and resource data in the standard form used in Canada under Canadian National Instrument 43-101 (NI 43-101). NI 43-101 requires a manner of reserve and resource presentation for Canada that is different than the presentation of the same data under Securities and Exchange Commission requirements in the United States.

      On July 19, 2004, Coeur announced that it had delivered a letter to the Board of Directors and the Special Committee of Wheaton expressing its concern in respect of the Silver Wheaton transaction. In its letter, Coeur expressed doubts as to whether the proposed transaction will have any significant positive impact on Wheaton’s market valuation. Coeur requested Wheaton’s prompt written confirmation that the Silver Wheaton transaction will not be completed, and Coeur’s right to abandon the transaction without penalty will be preserved, until final termination of the offer to purchase and its acceptance or rejection by Wheaton shareholders.

      On July 26, 2004, Wheaton announced that its Board of Directors concluded that they were unable to make a recommendation in respect of Coeur’s tender offer and recommended that shareholders of Wheaton not tender their shares or take any other action in respect of Coeur’s tender offer until shareholders have received a further recommendation from the Wheaton Board.

      On July 30, 2004, Wheaton announced that Ian Telfer, the Chairman and Chief Executive Officer of Wheaton, had delivered to Dennis Wheeler, the Chairman and Chief Executive Officer of Coeur, a letter responding to Coeur’s letter of July 19, 2004. Among other items, this letter notes that the Silver Wheaton transaction is expected to close on September 9, 2004. On the same date, Wheaton announced that the TSX had accepted notice of the Silver Wheaton transaction.

      On August 5, 2004, Wheaton announced that Chap Mercantile had closed a Cdn$70 million financing for the Silver Wheaton transaction.

      On August 11, 2004, Ian Telfer, the Chairman and Chief Executive Officer of Wheaton, had delivered to Dennis Wheeler, the Chairman and Chief Executive Officer of Coeur, a letter noting that the offer documents had not yet been mailed to Canadian Wheaton shareholders and that Wheaton would continue to operate its business in the best interest of all Wheaton shareholders.

      On August 18, 2004, Coeur announced that the Offerors had terminated their previous offer and promptly returned all Wheaton common shares previously deposited.

      Prior Contacts. Coeur has from time to time during the past few years considered expanding its operations through acquisitions of other companies, including Wheaton. In January 2004, Mr. Wheeler and Mr. Telfer informally discussed a possible transaction.

REASONS FOR AND PURPOSE OF THE OFFER TO PURCHASE; PLANS FOR WHEATON

      The Offerors are making the offer to purchase in order for New Coeur to acquire, directly or indirectly, all outstanding Wheaton common shares. If Wheaton common shares validly deposited under the offer to purchase are taken up and paid for, the Offerors currently intend to acquire, directly or indirectly, all outstanding Wheaton common shares in accordance with applicable law by way of a subsequent acquisition transaction, which may be considered a business combination or going private transaction under applicable securities laws in Canada and the United States. If the subsequent acquisition transaction is deemed to be a business combination or going private transaction, New Coeur intends to fully comply with all applicable rules governing such transactions. In order to effect a subsequent acquisition transaction, the Offerors may seek to cause a special meeting of the Wheaton shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization, consolidation or other transaction as a result of which the Offerors would, directly or indirectly, acquire all of the remaining voting securities of Wheaton. See the section entitled “Acquisition of Shares not Deposited.”

      It is currently the intention of the Offerors to implement the subsequent acquisition transaction in a manner whereby each outstanding Wheaton common share may be exchanged for (at the holder’s option) cash, shares of New Coeur common stock or Exchangeable Shares in the same proportions issued pursuant to the offer to purchase. The Offerors may consider an arrangement pursuant to which Wheaton common shares not so exchanged for cash or stock will be converted into Exchangeable Shares pursuant to an amalgamation of Wheaton with a subsidiary of New Coeur.

      Wheaton Warrants. The Wheaton warrants are unaffected by the offer to purchase (except as described in the section entitled “Risk Factors”) and the offer to purchase is not made for the Wheaton warrants. If, after completion of the offer to purchase, the Offerors implement a subsequent acquisition transaction, the Offerors intend to structure such transaction so that the holders of Wheaton warrants would thereafter have the right to receive Exchangeable Shares upon the exercise thereof, with the exercise price adjusted, in accordance with the terms of the warrants, based on the exchange ratio used in the offer to purchase. In this regard, Coeur notes that it has not been able to review the terms of all of Wheaton’s warrant indentures and alternative results may apply depending on the terms and conditions of such documents. New Coeur currently intends to maintain the listing of the warrants on the TSX and AMEX. Please see the section entitled, “RISK FACTORS — The market and listing for Wheaton common shares may be affected.”

      Other Plans. Upon completion of the offer to purchase and the subsequent acquisition transaction, New Coeur intends to take appropriate actions to optimize and rationalize the combined entities’ assets, operations, management, personnel, general and administrative functions and corporate structure. New Coeur may also elect or seek the election of nominees of its choice to Wheaton’s board of directors. Once New Coeur has completed any subsequent acquisition transaction, New Coeur expects that Wheaton would continue its current operations.

      Other than any subsequent acquisition transaction or as described herein, New Coeur currently does not have any plans or proposals that would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, any purchase, sale or transfer of a material amount of assets involving Wheaton or any of its subsidiaries, any material change in the present dividend rate or policy, or indebtedness or capitalization of Wheaton, any change in the board of directors or management of Wheaton, or any material change in Wheaton’s corporate structure or business. However, New Coeur intends to cause Wheaton to apply to delist the Wheaton common shares from the TSX and the AMEX and to cause the Wheaton common shares to be deregistered under the Securities Exchange Act of 1934, as amended, as soon as practicable after the completion of the offer to purchase and any compulsory acquisition or subsequent acquisition transaction.

SOURCE AND AMOUNT OF FUNDS

      The Offerors intend to pay the cash consideration in the offer to purchase and any subsequent acquisition transaction through a combination of available cash and the proceeds of a financing transaction with a major international investment bank. The financing transaction, which is conditioned on 66 2/3% of the outstanding Wheaton common shares being taken up under the offer to purchase, as well as other customary conditions, would entail the issuance of up to $225.0 million of 2% convertible debt securities due 2024 with an option to purchase an additional $50.0 million. The conversion price will be determined after Wheaton common shares are taken up under the offer to purchase and will be equal to the then trading price of New Coeur common stock, subject to a per share minimum. The terms will be similar to those of Coeur’s existing 1.25% senior convertible notes and will include a provision stating that the notes will be convertible during a particular quarter if New Coeur’s common stock price for at least 20 trading days in the last 30 consecutive trading days in the preceding quarter is more than 120% of then effective conversion price. Coeur has executed a commitment letter and paid a customary fee in connection with this financing. The unaudited pro forma condensed combined financial statements included in this offer to purchase reflect the incurrence of $225.0 million of such debt.

FEES AND EXPENSES

      Coeur has retained JP Morgan and CIBC World Markets Inc. to act as the dealer managers in connection with the offer to purchase and to provide various financial advisory services to Coeur in connection with the offer to purchase and the acquisition transaction. JP Morgan and CIBC World Markets Inc. will receive customary compensation for their services in connection with the transactions contemplated by the offer to purchase and the subsequent acquisition transaction and will be reimbursed for out-of-pocket expenses, including reasonable expenses of counsel and other advisors. Coeur has agreed to indemnify JP Morgan and CIBC World Markets Inc. and their respective affiliates against various liabilities and expenses in connection with their respective services in connection with the transactions contemplated by the offer to purchase and the subsequent acquisition transaction, including various liabilities and expenses under securities laws. From time to time, JP Morgan and CIBC World Markets Inc. and their respective affiliates may actively trade the debt and equity securities of Coeur and Wheaton for their own account or for the accounts of customers and, accordingly, may hold a long or short position in those securities. Each of JP Morgan and CIBC World Markets Inc. has in the past performed various investment banking and financial advisory services for Coeur for which they have received customary compensation.

      In Canada, CIBC World Markets Inc. has undertaken to form a soliciting dealer group comprised of members of the Investment Dealers Association of Canada and of the stock exchanges in Canada to solicit acceptances of the offer to purchase. Each member of the soliciting dealer group, including CIBC World Markets Inc., is referred to herein as a “Soliciting Dealer.” The Offerors have agreed to pay each Soliciting Dealer whose name appears in the appropriate space in the Letter of Transmittal accompanying a deposit of Wheaton common shares a fee of Cdn$0.04 for each such Wheaton common share deposited and taken up by the Offerors under the offer to purchase. The aggregate amount payable to any Soliciting Dealer with respect to any single depositing holder of Wheaton common shares will be not less than Cdn$85.00 nor more than Cdn$1,500, provided that such holder deposits no less than 500 Wheaton common shares. If Wheaton common shares deposited and registered in a single name are beneficially owned by more than one beneficial owner, the minimum and maximum amounts will be applied separately in respect of each such beneficial owner. The Offerors may require each Soliciting Dealer to furnish evidence of such beneficial ownership satisfactory to the Offerors at the time of deposit.

      No brokerage fees or commissions will be payable by any holder of Wheaton common shares who transmits Wheaton common shares directly to the Depositary or who uses the services of a Soliciting Dealer to accept the offer to purchase. Wheaton shareholders should contact the Depositary, the dealer managers or a broker or dealer for assistance in accepting the offer to purchase and in depositing the Wheaton common shares with the Depositary.

      Coeur has retained MacKenzie Partners, Inc. as information agent in connection with the offer to purchase. The information agent may contact holders of Wheaton common shares by mail, telephone, telex, telegraph and personal interview and may request brokers, dealers and other nominee shareholders to forward material relating to the offer to purchase to beneficial owners of Wheaton common shares. Coeur will pay the information agent reasonable and customary compensation for these services in addition to reimbursing the information agent for its reasonable out-of-pocket expenses. Coeur has agreed to indemnify the information agent against various liabilities and expenses in connection with the offer to purchase, including various liabilities under the U.S. federal securities laws.

      In addition, Coeur has retained The Bank of New York as the Depositary. Coeur will pay the Depositary reasonable and customary compensation for its services in connection with the offer to purchase, will reimburse the Depositary for its reasonable out-of-pocket expenses and will indemnify the Depositary against various liabilities and expenses, including various liabilities under the U.S. federal securities laws.

      Other than as set forth above, Coeur will not pay any fees or commissions to any broker, dealer or other person for soliciting deposits of Wheaton common shares pursuant to the offer to purchase. Coeur will reimburse brokers, dealers, commercial banks and trust companies and other nominees, upon request, for customary clerical and mailing expenses incurred by them in forwarding offering materials to their customers.

ACCOUNTING TREATMENT

      For accounting purposes, Coeur will be the legal acquiror of Wheaton; however, the acquisition will be reflected as an acquisition of Coeur by Wheaton and as a recapitalization of Wheaton (a “Reverse Acquisition”). The unaudited pro forma condensed combined financial statements contained herein use the purchase method of accounting, with Wheaton treated as the acquiror and Coeur as the acquiree and also assume that the acquisition had been completed on January 1, 2003 (for income statement purposes) and on December 31, 2003 (for balance sheet purposes). Coeur determined that this method of accounting is appropriate because the former Wheaton shareholders will hold the majority of the voting stock of the combined company and the board of directors of the combined company will be elected annually by the holders of the combined company’s shareholders. For accounting purposes, the purchase price is based upon the share price used in the proposed offer to purchase of $4.086, multiplied by the outstanding shares of Coeur common stock at December 31, 2003 of 213,136,000, including the fair value of Coeur options and the transaction advisory fee, resulting in a total of approximately $907.0 million. The share price of $4.086 is the weighted average closing price of Coeur common stock for a period of two days before and after the announcement of the offer to purchase on June 29, 2004.

      For purposes of preparing the unaudited pro forma condensed combined financial statements, Coeur has made certain assumptions regarding the preliminary allocation of the purchase price, the elections that will be made by the Wheaton shareholders to deposit their common shares, and the US GAAP Wheaton financial information for the year ended December 31, 2003. See Appendix F (Unaudited Pro Forma Condensed Combined Financial Statements of Coeur d’Alene Mines Corporation) and related notes.

AGREEMENT WITH GOLDEN STAR

      As referenced in the section entitled “Background of the Offer to Purchase,” prior to Coeur’s announcement of the offer to purchase, Wheaton and IAMGold entered into an arrangement agreement providing for the combination of Wheaton and IAMGold, subject to shareholder approval and numerous other conditions. The agreement provided that each party would be required to pay a termination fee to the other equal to 3% of the market capitalization of the paying party as of July 5, 2004, if such party were the subject of an acquisition proposal and thereafter its shareholders failed to approve the arrangement agreement. The agreement has since been terminated by Wheaton after IAMGold’s shareholders failed to approve the agreement.

      Based on the terms of the arrangement agreement, Coeur does not believe any termination fee became payable by Wheaton to IAMGold, because the IAMGold shareholders voted not to approve the arrangement agreement, and it was terminated before any vote of the Wheaton shareholders. Coeur has no knowledge whether Wheaton and IAMGold made any subsequent agreement with respect to the termination fee at the time they terminated their arrangement agreement, and Coeur’s belief regarding the potential payment of termination fees is based upon the publicly-disclosed circumstances under which the companies’ arrangement agreement was terminated. However, based on statements made by Wheaton in its public filings, Wheaton believes if Wheaton is acquired by New Coeur as proposed, Wheaton may have to pay a termination fee estimated by Wheaton to be approximately $49 million. In addition, based on statements made by Wheaton in its public filings, Wheaton also would be required to pay advisory fees of $5 million to each of Endeavor and GMP Securities Ltd. if Wheaton is acquired.

      In view of the potential that each of Wheaton and IAMGold might be obligated to pay termination fees to the other if both were acquired, Coeur and Golden Star entered into an agreement intended to provide for payment of the net amount of the two termination fees in lieu of the amounts payable under the terminated Wheaton/ IAMGold agreement if IAMGold were acquired by Golden Star and Wheaton were acquired by Coeur. The amount of the net payment was set at $26 million, payable to Golden Star or IAMGold, based on the trading prices of Wheaton and IAMGold at that time. Based on Golden Star’s August 13, 2004 announcement that it would allow its tender offer for IAMGold shares to expire on August 16, 2004 without extension, Coeur currently believes there will not be any net payment payable to Golden Star pursuant to this agreement and, accordingly, if Wheaton is ultimately determined to owe a termination fee to IAMGold, Coeur does not expect to be able to net any such payment with Golden Star.

REGULATORY MATTERS

      The Offerors’ obligation to take up and pay for Wheaton common shares deposited under the offer to purchase is conditional upon obtaining all governmental or regulatory consents or approvals that New Coeur, in its sole discretion, views as necessary or desirable to enable the Offerors to consummate the offer to purchase, on terms and conditions satisfactory to New Coeur.

Hart-Scott-Rodino Act

      Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules promulgated thereunder by the United States Federal Trade Commission (the “FTC”), certain transactions, including the completion of the offer to purchase, may not be consummated unless notification has been given and certain information has been furnished to the FTC and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) and certain waiting period requirements have been satisfied. The Offerors intend to file any required Notification and Report Form with the FTC and the Antitrust Division for review in connection with the offer to purchase as soon as practicable.

Competition Act (Canada)

      Part IX of the Competition Act (Canada) requires pre-merger notification to the Commissioner of Competition (the “Commissioner”) for transactions that exceed certain financial thresholds and, in the case of share acquisitions, exceed an additional voting interest threshold. The acquisition contemplated by the offer to purchase may be a transaction that will exceed those thresholds.

      If a transaction is subject to pre-merger notification, a filing must be submitted to the Commissioner and a waiting period must expire or be waived by the Commissioner before the proposed transaction can be completed. Alternatively, the parties to a transaction may seek to comply with Part IX by requesting an advance ruling certificate (“ARC”) prior to completing the transaction. The Commissioner may issue an ARC if she is satisfied that she would not have sufficient grounds to challenge the proposed transaction before the Competition Tribunal under the merger provisions of the Competition Act (Canada) or, in the alternative, the Commissioner may choose to issue a “no action” letter and accompanying waiver of the pre-merger notification requirements.

      As the acquisition contemplated by the offer to purchase may be subject to pre-merger notification, the Offerors are applying for an ARC on the basis that the transaction presents no competitive concerns in Canada because the Offerors and their affiliates carry on no business in Canada that competes in a substantive manner with that of Wheaton and its affiliates. The acquisition contemplated by the offer to purchase may require pre-merger notification to the Commissioner in the event an ARC is not granted by the Commissioner or the Commissioner does not waive the notification requirement.

Investment Canada Act

      Certain acquisitions of control of Canadian businesses by non-Canadians are subject to review under the Investment Canada Act, a Canadian statute that governs such acquisitions. If an acquisition is reviewable, the acquiror must submit an application for review with prescribed information to Industry Canada and, before the acquisition may be completed, the Minister of federal Cabinet responsible for Industry Canada must determine that the investment is likely to be of “net benefit to Canada.” The Minister has an initial 45-day period to make his or her determination. The Minister may extend the period for a further 30 days by giving notice to the prospective acquiror. If the Minister is not satisfied that the investment is likely to be of net benefit to Canada, he or she must send a notice to that effect to the prospective acquiror, and the acquiror has 30 days to make representations and submit undertakings to the Minister in an attempt to change his or her decision.

      The Offerors have filed an application for review under such Act.

Filings Under Other Jurisdictions

      The Offerors have made a voluntary filing with the Australian Treasury Department, seeking a statement of no objection from the Foreign Investment Review Board within 30 days of the filing date. The Offerors anticipate filing a non-suspensive notification regarding the offer to purchase with the Argentinean Commission for the Defence of Competition in mid-August, seeking approval. The Offerors also are in discussion with the Mexican antitrust regulatory authorities, and anticipate making a non-suspensive filing in mid-August.

Securities Regulatory Matters

      The distribution of the shares of New Coeur common stock and Exchangeable Shares under the offer to purchase is being made pursuant to statutory exemptions from the prospectus qualification and dealer registration requirements under applicable Canadian securities laws. Although the resale of shares of New Coeur common stock and Exchangeable Shares issued under the offer to purchase is subject to restrictions under the securities laws of certain Canadian jurisdictions, shareholders in such jurisdictions generally will be able to rely on statutory exemptions from such restrictions. Where such statutory exemptions are not available, the Offerors have applied for exemptive relief from the applicable securities regulatory authorities to the effect that the shares of New Coeur common stock and Exchangeable Shares to be issued under the offer to purchase may be resold without a prospectus.

ACQUISITION OF SHARES NOT DEPOSITED

Compulsory Acquisition

      If within 120 days after the date of the offer to purchase, it is accepted by holders of not less than 90% of Wheaton common shares, then the Offerors will have the right, pursuant to the compulsory acquisition provisions of Section 188 of the OBCA, to acquire Wheaton common shares held by each shareholder who did not accept the offer to purchase and any person who subsequently acquires any Wheaton common shares from such a holder (each of whom is referred to as a “non-transferring offeree”) on the same terms and at the same price for which Wheaton common shares were acquired under the offer to purchase.

      To exercise this statutory right, the Offerors must give notice to the non-transferring offerees of their exercise of such right to acquire, not later than the earlier of 60 days from the expiration date and 180 days from the date of the offer to purchase. Within 20 days after giving such notice, the Offerors must pay or transfer to Wheaton the consideration offered under the offer to purchase for Wheaton common shares not acquired under the offer to purchase, to be held in trust for the non-transferring offerees. Within 20 days after receipt of the Offerors’ notice, each non-transferring offeree must send the certificates representing Wheaton common shares that it holds to Wheaton and may elect either to transfer those Wheaton common shares to the Offerors on the terms under which the Offerors acquired Wheaton common shares under the offer to purchase or to demand payment of the fair value of those Wheaton common shares by so notifying the Offerors. If a non-transferring offeree does not notify the Offerors of its election within this time period, such non-transferring offeree will be deemed to have elected to transfer those Wheaton common shares to the Offerors on the same terms under which the Offerors acquired Wheaton common shares under the offer to purchase. If a non-transferring offeree has elected to demand payment of the fair value of those Wheaton common shares, the Offerors may apply to a court having jurisdiction to hear such application to fix the fair value of Wheaton common shares of that non-transferring offeree. If the Offerors fail to apply to such court within 20 days after making the payment to Wheaton referred to above, a non-transferring offeree may, within a further period of 20 days, apply to court to have such court fix the fair value. If there is no such application by a non-transferring offeree, such non-transferring offeree will be deemed to have elected to transfer its Wheaton common shares to the Offerors on the same terms that the Offerors acquired Wheaton common shares under the offer to purchase. Any judicial determination of the fair value of Wheaton common shares could be more or less than the consideration under the offer to purchase.

      The foregoing is a summary only. Reference is made to Section 188 of the OBCA for a complete description of the provisions regarding compulsory acquisitions. The provisions of Section 188 of the OBCA are complex and may require strict adherence to notice and timing provisions, failing which rights may be lost or prejudiced. Shareholders who wish to be better informed about these provisions are encouraged to consult their legal advisors.

      See the section entitled “Material Canadian Federal Income Tax Considerations” for a discussion of the income tax consequences to holders of Wheaton common shares in the event of a compulsory acquisition.

Compelled Acquisition

      If 90% or more of the outstanding Wheaton common shares are taken up under the offer to purchase, any non-transferring offeree will be entitled, in accordance with the OBCA, to require Wheaton to acquire that non-transferring offeree’s shares. Within 30 days of the day that the Wheaton common shares deposited under the offer to purchase are taken up and paid for, Wheaton shall send written notice to each non-transferring offeree that such offeree may within 60 days of the date of the notice require Wheaton to acquire such Wheaton common shares. Wheaton’s notice will (a) set out a price that it is willing to pay for such Wheaton common shares, (b) give the basis for arriving at such price, (c) state the location where any supporting material used for arriving at such price may be examined, and (d) state that if the non-transferring offeree is not satisfied with the price offered, he or she is entitled to have the fair value of his or her Wheaton common shares fixed by the court. The non-transferring offeree may within 60 days after the date of Wheaton’s notice elect to accept the price offered by Wheaton in its notice or notify Wheaton that such non-transferring offeree wishes to have the fair value of its Wheaton common shares fixed by the court. Where the non-transferring offeree wishes to have the fair value of his or her Wheaton common shares fixed by the court, Wheaton shall make an application to the court within 90 days after the date of its notice, and if Wheaton fails to do so, the non-transferring offeree (after giving Wheaton 30 days’ notice of his or her intention so to do), may apply to the court to have the fair value of his or her Wheaton common shares fixed.

      The foregoing is a summary only. Reference is made to Section 189 of the OBCA for a complete description of the provisions regarding compelled acquisitions. The provisions of Section 189 of the

OBCA are complex and may require strict adherence to notice and timing provisions, failing which rights may be lost or prejudiced. Shareholders who wish to be better informed about these provisions are encouraged to consult their legal advisors.

Subsequent Acquisition Transactions

      If the Offerors take up and pay for Wheaton common shares validly deposited under the offer to purchase, the Offerors currently intend to acquire, directly or indirectly, all outstanding Wheaton common shares in accordance with applicable law by way of a subsequent acquisition transaction (although the Offerors expressly reserve the right to not so proceed). In order to effect a subsequent acquisition transaction, the Offerors may seek to cause a special meeting of the Wheaton shareholders to be called to consider an amalgamation, statutory arrangement, capital reorganization, consolidation or other transaction as a result of which the Offerors would, directly or indirectly, acquire all of the remaining voting securities of Wheaton. The timing and details of any such subsequent acquisition transaction would necessarily depend upon a variety of factors, including the number of Wheaton common shares acquired pursuant to the offer to purchase.

      A subsequent acquisition transaction may constitute a “business combination” or “going private transaction” within the meaning of Ontario Securities Commission (“OSC”) Rule 61-501, Autorité des Marchés Financiers (“AMF”) Policy Q-27 and the regulations to securities legislation in certain provinces of Canada. Under the securities regulations, any subsequent acquisition transaction would constitute a “business combination” or “going private transaction” if such transaction results in the interest of a holder of Wheaton common shares being terminated without the consent of the shareholder and, in the case of OSC Rule 61-501, regardless of whether the security is replaced with another security or, in the case of AMF Policy Q-27, without the substitution therefore of an interest of equivalent value in a participating security of Wheaton, a successor to the business of Wheaton or a person who controls Wheaton or a successor to the business of Wheaton.

      OSC Rule 61-501, AMF Policy Q-27 and the Regulations provide that, unless exempted, a corporation proposing to carry out such a transaction is required to prepare a valuation of the affected securities (and certain non-cash consideration being offered therefor) and provide to security holders a summary of such valuation. If the Offerors decide to effect a subsequent acquisition transaction, the Offerors intend to rely on available exemptions or to seek waivers to be exempted from the requirement to prepare a valuation in connection with such transaction.

      Depending on the nature and terms of the subsequent acquisition transaction, the provisions of the OBCA may require the approval of the transaction by at least 66 2/3% of the votes cast by the outstanding Wheaton common shares at a meeting duly called and held for the purpose of approving the subsequent acquisition transaction. OSC Rule 61-501 and AMF Policy Q-27 also require that, in addition to any other required security holder approval, in order to complete such a transaction, the approval of a simple majority of the votes cast by “minority” shareholders be obtained. In relation to the offer to purchase and any subsequent acquisition transaction, the “minority” shareholders will be, subject to any available exemption or discretionary relief granted by the applicable securities authorities, all Wheaton shareholders, other than the Offerors, their directors and senior officers, any associate or affiliate of the Offerors as well as the directors and senior officers thereof and any person or company acting jointly or in concert with the Offerors. In accordance with OSC Rule 61-501 and AMF Policy Q-27, but subject to certain terms and conditions regarding the timing of a subsequent acquisition transaction and certain other requirements, the Offerors may treat Wheaton common shares acquired pursuant to the offer to purchase as “minority” shares and vote them, or consider them voted, in favor of such subsequent acquisition transaction if, among other things, the consideration per security in the transaction is at least equal in value to the consideration paid under the offer to purchase for such security and is in the same form as the consideration paid under the offer to purchase. The Offerors currently intend that the consideration offered under any subsequent acquisition transaction proposed by it within 120 days from the expiration date would be the same as the consideration offered under the offer to purchase. Subject to compliance with OSC Rule 61-501 and AMF Policy Q-27 with respect to effecting such transaction within 120 days of the expiration date and certain other provisions, the effect of which is to ensure equal treatment, New Coeur also intends to treat Wheaton common shares deposited under the offer to purchase as “minority” Wheaton common shares voted in favor of any subsequent acquisition transactions.

      Under OSC Rule 61-501 and AMF Policy Q-27, if, following the offer to purchase, the Offerors and their affiliates are the registered holders of 90% or more of Wheaton common shares of the relevant class(es) at the time the subsequent acquisition transaction is initiated, the requirement for minority approval would not apply to the transaction if a statutory dissent and appraisal remedy is available, or a substantially equivalent enforceable right is made available, to the minority shareholders.

      In the event a subsequent acquisition transaction were to be consummated, holders of Wheaton common shares, under Section 185 of the OBCA, may have the right to dissent and demand payment of the fair value of such Wheaton common shares. This right, if the statutory procedures are complied with, could lead to a judicial determination of the fair value required to be paid to such dissenting holders for their Wheaton common shares. The fair value of Wheaton common shares so determined could be more or less than the amount paid per Wheaton share pursuant to the subsequent acquisition transaction or the offer to purchase. Any such judicial determination of the fair value of Wheaton common shares could be based upon considerations other than, or in addition to, the market price of Wheaton common shares.

      See the section entitled “Material Canadian Federal Income Tax Considerations”, for a discussion of the income tax considerations applicable to shareholders in the event of a business combination or going private transaction.

Judicial Developments

      Prior to the adoption of OSC Rule 61-501 and AMF Policy Q-27, Canadian courts had, in a few instances, granted preliminary injunctions to prohibit transactions which constituted going private transactions. New Coeur has been advised that more recent legislative enactments, notices and judicial decisions indicate a willingness to permit going private transactions to proceed subject to compliance with requirements intended to ensure procedural and substantive fairness to minority shareholders. Statutory rights of dissent and appraisal or an oppression remedy are generally only available to registered shareholders. Shareholders whose Wheaton common shares are registered in the name of a broker, investment dealer, bank, trust company or other nominee may be required to register such shares in their own name in order to be entitled to such statutory protections.

      Shareholders are encouraged to consult their legal advisors for a determination of their legal rights with respect to any transaction which may constitute a going private transaction.

MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Goodmans LLP, Canadian counsel to the Offerors, the following is, at the date hereof, a summary of the material Canadian federal income tax considerations applicable to Wheaton shareholders who dispose of their Wheaton common shares pursuant to the offer to purchase and who, for purposes of the Tax Act and at all relevant times, hold their Wheaton common shares and will hold any Exchangeable Shares and shares of New Coeur common stock as capital property and deal at arm’s length with, and are not affiliated with, Coeur, New Coeur, Nova Scotia ULC, Canadian Exchange Co. and Wheaton.

      The Wheaton common shares, the Exchangeable Shares and the shares of New Coeur common stock will be considered to be capital property to a holder thereof provided such securities are not held in the course of carrying on a business of buying and selling securities and such securities are not acquired in a transaction considered to be an adventure in the nature of trade. A Canadian resident holder of Wheaton common shares or Exchangeable Shares may in certain circumstances make an irrevocable election under subsection 39(4) of the Tax Act to have his or her Wheaton common shares and Exchangeable Shares and every other “Canadian security” (as defined in the Tax Act) owned by such holder in the taxation year of election and in all subsequent taxation years deemed to be capital property. Where a Wheaton shareholder makes an election under section 85 of the Tax Act in respect of the disposition of Wheaton common shares, as described below, the Exchangeable Shares received in exchange may not be Canadian securities for this purpose.

      This summary is not applicable to a Wheaton shareholder (i) that is a “financial institution” (as defined in the Tax Act for purposes of the mark-to-market rules), (ii) an interest in which is a “tax shelter investment” (as defined in the Tax Act) or (iii) with respect to whom New Coeur is or will be a “foreign affiliate” within the meaning of the Tax Act.

      This summary is based on the facts set out in this offer to purchase and accompanying circular, the current provisions of the Tax Act, the regulations thereunder and counsel’s understanding of the current published administrative policies and assessment practices of the Canada Revenue Agency (“CRA”). This summary also takes into account all proposed amendments to the Tax Act and the regulations thereunder publicly announced by the Minister of Finance (Canada) before the date of this offer to purchase and accompanying circular (“Tax Proposals”). There can be no assurance that any such Tax Proposals will be implemented in their current form or at all. This summary is not exhaustive of all possible Canadian federal income tax considerations and, except as mentioned above, does not otherwise take into account or anticipate changes in the law, whether by judicial, governmental or legislative action or decision, or changes in the administrative policies or assessment practices of the CRA, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ from the Canadian federal income tax considerations described herein.

      THIS SUMMARY IS OF A GENERAL NATURE ONLY AND IS NOT INTENDED TO BE, AND SHOULD NOT BE CONSTRUED AS, LEGAL OR TAX ADVICE TO ANY PARTICULAR WHEATON SHAREHOLDER. ACCORDINGLY, WHEATON SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS AS TO THE TAX CONSEQUENCES OF DISPOSING OF THEIR WHEATON COMMON SHARES PURSUANT TO THE OFFER TO PURCHASE, AND ACQUIRING, HOLDING AND DISPOSING OF EXCHANGEABLE SHARES AND/OR SHARES OF NEW COEUR COMMON STOCK, HAVING REGARD TO THEIR PARTICULAR CIRCUMSTANCES.

      For the purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of Exchangeable Shares or shares of New Coeur common stock, including dividends, adjusted cost base and proceeds of disposition, must be converted into Canadian dollars using the Canadian/ U.S. dollar exchange rate prevailing at the time such amounts arise.

Wheaton Shareholders Resident in Canada

      The following portion of this summary is applicable to a Wheaton shareholder who, for the purposes of the Tax Act and any applicable income tax convention, is or is deemed to be a Canadian resident at all relevant times.

      A Wheaton shareholder may elect to receive cash, Exchangeable Shares or shares of New Coeur common stock in consideration for his or her Wheaton common shares disposed of pursuant to the offer to purchase. The amount of cash to be paid pursuant to the offer to purchase is subject to a maximum amount and potential proration. As a result, a Wheaton shareholder who elects to receive cash only may receive consideration that differs from the consideration elected. The resulting consequences are discussed separately below.

Receipt of Ancillary Rights

      A Wheaton shareholder who receives Exchangeable Shares on a disposition of Wheaton common shares pursuant to the offer to purchase will also be entitled to certain rights and benefits (the “Ancillary Rights”) under the Voting and Exchange Trust Agreement, as discussed above under “About Canadian Exchange Co.” A Wheaton shareholder will be required to account for the Ancillary Rights in determining the proceeds of disposition of such holder’s Wheaton common shares and the cost of the Exchangeable

Shares received pursuant to the offer to purchase. New Coeur is of the view that the Ancillary Rights have a nominal fair market value given the other rights and benefits that Wheaton shareholders also have upon completion of the offer to purchase including, without limitation, the right to exchange their Exchangeable Shares for shares of New Coeur common stock on a one-for-one basis. Any such determination of value is not binding upon the CRA. Counsel expresses no opinion as to the appropriateness or accuracy of this valuation. A reference to Exchangeable Shares will be deemed to include a reference to Ancillary Rights, where applicable.

Grant of Call Rights

      New Coeur is of the view that the liquidation call right, the redemption call right and the retraction call right (the “Call Rights”) have a nominal fair market value and that accordingly, no amount should be allocated to the Call Rights. Any such determination of value is not binding upon the CRA. Counsel expresses no opinion as to the appropriateness or accuracy of this valuation. Provided that the valuation with respect to such Call Rights is correct, the granting of the Call Rights will not result in any material adverse income tax consequences to a Wheaton shareholder. However, should the CRA challenge this valuation and ultimately succeed in establishing that the Call Rights have a fair market value in excess of a nominal amount, a Wheaton shareholder receiving Exchangeable Shares pursuant to the offer will realize a capital gain in an amount equal to the fair market value of the Call Rights. See the section entitled “Taxation of Capital Gains or Capital Losses.”

Exchange Of Wheaton common shares

Exchange of Wheaton common shares for Cash Only — No Proration Occurs

      A Wheaton shareholder who exchanges Wheaton common shares for cash of Cdn$5.47 per Wheaton common share and is not subject to proration will receive only cash in exchange for such Wheaton common shares and will be considered to have disposed of such Wheaton common shares for proceeds of disposition equal to Cdn$5.47 per Wheaton common share. Such Wheaton shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition for such Wheaton common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Wheaton shareholder of such Wheaton common shares. See the section entitled “Taxation of Capital Gains or Capital Losses” below.

Exchange of Wheaton common shares for Cash and Shares — Proration Occurs

      There is a maximum amount of cash available to Wheaton shareholders under the offer to purchase and, to the extent that the depositing Wheaton shareholders request in the aggregate to receive cash in excess of the Tender Cash Maximum, the amount of cash paid will be subject to proration.

      Rollover Transaction. A Wheaton shareholder who elects to receive Exchangeable Shares and cash as consideration for the disposition of Wheaton common shares may make a joint election with Canadian Exchange Co. pursuant to subsection 85(1) of the Tax Act (or, in the case of a Wheaton shareholder who is a partnership, pursuant to subsection 85(2) of the Tax Act). Such election may result in the full or partial deferral of capital gains otherwise arising on the exchange of such Wheaton common shares as described above. Provided that, on the date Wheaton common shares are taken up by Canadian Exchange Co. in connection with the offer to purchase (the “Effective Date”), the adjusted cost base of such Wheaton shareholder’s Wheaton common shares equals or exceeds the sum of (i) any cash received on the exchange and (ii) the fair market value of the Ancillary Rights acquired by such Wheaton shareholder on the exchange, that Wheaton shareholder may elect so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The elected amount (“Elected Amount”) will be determined by each Wheaton shareholder who makes such a joint election, subject to the limitations under the Tax Act described below under the section entitled “Section 85 Election.”

      Non-Rollover Transaction. A Wheaton shareholder who elects to receive cash consideration in respect of Wheaton common shares but is subject to proration, so that such shares are disposed of in consideration for cash and either Exchangeable Shares (if the Wheaton shareholder so elects) or shares of New Coeur common stock, will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Wheaton common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such shares to such Wheaton shareholder. If such Wheaton shareholder does not make an election in connection with such disposition in accordance with the provisions of section 85 of the Tax Act (as described below under “Section 85 Election”) in respect of the Exchangeable Shares, if any, received on such disposition, the shareholder’s proceeds of disposition for such Wheaton common shares will be equal to the sum of (i) the amount of cash received; and (ii) the fair market value of the Exchangeable Shares (including the value of the Ancillary Rights), if any, or the fair market value of the shares of New Coeur common stock, if any, received. See the section entitled “Taxation of Capital Gains or Capital Losses” below. The cost of any Exchangeable Shares so acquired by the Wheaton shareholder will be equal to the fair market value thereof at the time of acquisition. The cost of any shares of New Coeur common stock so acquired by a Wheaton shareholder will be equal to the fair market value thereof at the time of acquisition and will be averaged with the adjusted cost base of any other shares of New Coeur common stock held by the Wheaton shareholder as capital property for the purposes of determining the holder’s adjusted cost base of such shares of New Coeur common stock.

Exchange of Wheaton common shares for Exchangeable Shares Only

      Rollover Transaction. A Wheaton shareholder who exchanges Wheaton common shares for Exchangeable Shares may make a joint election with Canadian Exchange Co. pursuant to subsection 85(1) of the Tax Act (or, in the case of a Wheaton shareholder who is a partnership, pursuant to subsection 85(2) of the Tax Act). Such election may result in the full or partial deferral of capital gains otherwise arising on the exchange of Wheaton common shares as described under the section entitled “Non-Rollover Transaction” above. Provided that, on the Effective Date, the adjusted cost base of such Wheaton shareholder’s Wheaton common shares equals or exceeds the sum of (i) any cash received in respect of a fractional Exchangeable Share and (ii) the fair market value of the Ancillary Rights acquired by such Wheaton shareholder on the exchange, that Wheaton shareholder may elect so as to not realize a capital gain for the purposes of the Tax Act on the exchange. The Elected Amount will be determined by each Wheaton shareholder who makes such a joint election, subject to the limitations under the Tax Act described below under “Section 85 Election”.

      Non-Rollover Transaction. A Wheaton shareholder who exchanges Wheaton common shares for Exchangeable Shares only will be considered to have disposed of such Wheaton common shares for proceeds of disposition equal to the sum of (i) the fair market value of the Exchangeable Shares (including the value of the Ancillary Rights) acquired by such Wheaton shareholder on the exchange, and (ii) any cash received by such Wheaton shareholder in respect of a fractional Exchangeable Share, unless such Wheaton shareholder makes a joint election under subsection 85(1) or 85(2) of the Tax Act (as described below under “Section 85 Election”). As a result, such Wheaton shareholder will realize a capital gain (or capital loss) to the extent that such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of such Wheaton common shares. See the section entitled “Taxation of Capital Gains or Capital Losses” below. The cost to a holder of Exchangeable Shares acquired on the exchange will be equal to the fair market value thereof at the time of acquisition.

Exchange of Wheaton common shares for shares of New Coeur common stock Only

      A Wheaton shareholder who exchanges Wheaton common shares for shares of New Coeur common stock will be considered to have disposed of such Wheaton common shares for proceeds of disposition equal to the sum of (i) the fair market value of the shares of New Coeur common stock acquired by such Wheaton shareholder on the exchange and (ii) any cash received by such Wheaton shareholder in respect of a fractional share of New Coeur common stock. The Wheaton shareholder will realize a capital gain (or capital loss) equal to the amount by which the proceeds of disposition of such Wheaton common shares, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base to the Wheaton shareholder of such Wheaton common shares. See “Taxation of Capital Gains or Capital Losses” below. The cost to a Wheaton shareholder of shares of New Coeur common stock acquired on the exchange will be equal to the fair market value thereof at the time of acquisition, and will be averaged with the adjusted cost base of any other shares of New Coeur common stock held by a Wheaton shareholder as capital property for the purposes of determining the holder’s adjusted cost base of such shares.

Section 85 Election

      Canadian Exchange Co. will make a joint election under subsection 85(1) or subsection 85(2), as applicable, of the Tax Act (and the corresponding provisions of any applicable provincial tax legislation) with a Wheaton shareholder who receives Exchangeable Shares on the exchange of Wheaton common shares, and at the amount elected by the Wheaton shareholder, subject to the limitations under the Tax Act. The joint election allows a Wheaton shareholder to elect an amount which, subject to the limitations under the Tax Act described below, will be treated for the purposes of the Tax Act as the Wheaton shareholder’s proceeds of disposition of his or her Wheaton common shares. Neither Canadian Exchange Co. nor the Depositary will be responsible for the proper completion or filing of any election and the Wheaton shareholders will be solely responsible for the payment of any late filing penalties. Canadian Exchange Co. agrees only to execute any properly completed election forms and to forward such election forms by mail (within 30 days after the receipt thereof by Canadian Exchange Co.) to the applicable Wheaton shareholder. With the exception of the execution of the election by Canadian Exchange Co., compliance with the requirements for a valid election will be the sole responsibility of the Wheaton shareholder making the election. Accordingly, neither Canadian Exchange Co. nor the Depositary will be responsible or liable for taxes, interest, penalties, damages or expenses resulting from the failure by anyone to properly complete any election or to properly file it within the time prescribed and in the form prescribed under the Tax Act (or the corresponding provisions of any applicable provincial legislation).

      In order to make an election, a Wheaton shareholder must provide to the Depository at the address set forth on the back page hereof, on behalf of Canadian Exchange Co., two signed copies of the necessary election forms on or before the day which is 90 days after the Effective Date, duly completed with the details of the number of the Wheaton common shares transferred and the applicable Elected Amount for the purposes of the election. The forms will be returned to such Wheaton shareholder, signed by Canadian Exchange Co., for filing by the Wheaton shareholder with the CRA (or the applicable provincial tax authority). Certain provincial or territorial jurisdictions may require that a separate joint election be filed for provincial or territorial income tax purposes. Canadian Exchange Co. will also make a provincial or territorial joint election with a Wheaton shareholder under the provision of any relevant provincial or territorial income tax legislation with similar effect to subsection 85(1) or subsection 85(2) of the Tax Act (and, if requested, an election pursuant to section 57.9 of the Corporations Tax Act (Ontario) or analogous provincial or territorial legislation). Wheaton shareholders are encouraged to consult their own tax advisors to determine whether separate election forms must be filed with any provincial or territorial taxing authority. It will be the responsibility of each Wheaton shareholder who wishes to make such an election to obtain the necessary provincial or territorial election forms and to submit such forms to the Depositary for execution by Canadian Exchange Co.

      The relevant federal tax election form is CRA Form T2057 (or, in the event that the Wheaton common shares are held as partnership property, CRA Form T2058). For Wheaton shareholders required to file in Québec, Québec Form TP-518V (or, in the event that the Wheaton common shares are held as partnership property, Québec Form TP-529V) will also be required. A tax election package, consisting of the relevant tax election forms and a letter of instructions, may be obtained from the Depositary. A Wheaton shareholder interested in making an election should so indicate on the Letter of Transmittal in the space provided therein and a tax election package will be sent to such Wheaton shareholder.

      Where Wheaton common shares are held in joint ownership and two or more of the co-owners wish to elect, one of the co-owners designated for such purpose should file the designation and a copy of the CRA Form T2057 (and where applicable, the corresponding Québec form) for each co-owner, along with a list of all co-owners electing, which list should contain the address and social insurance number or tax account number of each co-owner. Where the Wheaton common shares are held as partnership property, a partner validly designated by the partnership may file one copy of the CRA Form T2058 on behalf of all members of the partnership (and where applicable, the corresponding form in duplicate with the Québec taxation authorities). Such CRA Form T2058 (and Québec form, if applicable) must be accompanied by a list containing the name, address, social insurance number or tax account number of each partner.

      Where an election is made, the Elected Amount must comply with the following rules:

•	the Elected Amount may not be less than the sum of (a) the amount of any cash received; and (b) the fair market value of the Ancillary Rights received on a disposition of Wheaton common shares pursuant to the offer to purchase;

•	the Elected Amount may not be less than the lesser of the adjusted cost base to the Wheaton shareholder of the Wheaton shareholder’s Wheaton common shares disposed of pursuant the offer to purchase, determined immediately before the time of the disposition, and the fair market value of the Wheaton common shares disposed of at that time; and

•	the Elected Amount may not be greater than the fair market value at the time of the disposition of the Wheaton common shares so disposed of.

      Elected Amounts which do not comply with the foregoing limitations will be automatically adjusted pursuant to the provisions of the Tax Act.

      Where a Wheaton shareholder and Canadian Exchange Co. make an election, the tax treatment to the Wheaton shareholder will be as follows:

•	the shareholder’s Wheaton common shares will be deemed to have been disposed of for proceeds of disposition equal to the Elected Amount;

•	if the proceeds of disposition of the Wheaton common shares are equal to the aggregate of the adjusted cost base of the Wheaton shareholder’s Wheaton common shares, determined immediately before the disposition, and any reasonable costs of disposition, no capital gain or capital loss will be realized by the Wheaton shareholder;

•	to the extent that the proceeds of disposition of the Wheaton common shares exceed (or are less than) the aggregate of the adjusted cost base thereof to the Wheaton shareholder and any reasonable costs of disposition, the Wheaton shareholder will realize a capital gain (or capital loss); and

•	the cost to a Wheaton shareholder of the Exchangeable Shares received on the exchange will be equal to the amount by which the proceeds of disposition of the Wheaton common shares exchanged by the holder exceeds the amount of any cash received on the exchange and the value of the Ancillary Rights.

      The foregoing discussion assumes, and the offer to purchase provides, that any combination of cash and Exchangeable Shares received by a particular Wheaton shareholder will be allocated to each Wheaton common share disposed of by such Wheaton shareholder on a pro rata basis. Wheaton shareholders who would like to allocate such consideration to particular Wheaton common shares must specifically notify Canadian Exchange Co. of this, and such Wheaton shareholders are encouraged to consult their own tax advisors in this regard.

      In order for the CRA (and, where applicable, the Ministère du Revenu du Québec) to accept a tax election without a late filing penalty being paid by the Wheaton shareholder, the election must be received by such revenue authorities on or before the day that is the earliest of the days on or before which either Canadian Exchange Co. or the Wheaton shareholder is required to file an income tax return for the taxation year in which the exchange occurs. Canadian Exchange Co.’s taxation year is scheduled to end on December 31. Thus, where the exchange occurs prior to December 31, 2004, the tax election will, in the case of a Wheaton shareholder who is an individual (other than a trust), generally have to be received by the revenue authorities by April 30, 2005 (being generally the last day for filing a tax return for the individual’s 2004 taxation year). Wheaton shareholders other than individuals are encouraged to consult their own advisors as soon as possible respecting the deadlines applicable to their own particular circumstances. However, regardless of such deadline, the tax election forms of a Wheaton shareholder must be received by the Depositary, as indicated above, no later than the 90th day after the Effective Date.

      Any Wheaton shareholder who does not ensure that the Depositary has received a duly completed election form on or before the 90th day after the Effective Date, will not be able to benefit from the “rollover” provisions of the Tax Act. Accordingly, all Wheaton shareholders who wish to enter into an election with Canadian Exchange Co. should give their immediate attention to this matter. The instructions for requesting a tax election package are set out in the Letter of Transmittal. Wheaton shareholders are referred to Information Circular 76-19R3 and Interpretation Bulletin IT-291R3 issued by the CRA for further information respecting the election. Wheaton shareholders wishing to make the election are encouraged to consult their own tax advisors. The comments herein with respect to such elections are provided for general assistance only. The law in this area is complex and contains numerous technical requirements.

      As discussed above, New Coeur is of the view that the Ancillary Rights have only nominal value. Accordingly, the tax election forms will be executed by Canadian Exchange Co. on the basis that the fair market value of the Ancillary Rights is a nominal amount per Exchangeable Share issued on the exchange. It is possible, however, that the CRA could take the position that the Ancillary Rights have a fair market value in excess of a nominal amount.

Exchangeable Shares/Shares of New Coeur Common Stock

Dividends on Exchangeable Shares

      Dividends received or deemed to be received on Exchangeable Shares by a holder who is an individual will be included in computing the holder’s income and will be subject to the gross-up and dividend tax credit rules normally applicable to taxable dividends received from a corporation resident in Canada.

      Dividends received or deemed to be received on Exchangeable Shares by a holder that is a corporation, other than a “specified financial institution” as defined in the Tax Act, will be included in computing the holder’s income and, subject to the discussion below respecting the denial of the inter-corporate dividend deduction, will be deductible in computing its taxable income.

      A dividend on Exchangeable Shares received by a holder that is a specified financial institution will be deductible in computing its taxable income only if (i) the holder did not acquire the Exchangeable Shares in the ordinary course of its business, or (ii) at the time the dividend is received, the Exchangeable Shares are listed on a prescribed stock exchange (which includes the TSX) and the holder, alone or together with persons with whom it does not deal at arm’s length, does not receive and is not deemed to receive dividends in respect of more than 10% of the outstanding Exchangeable Shares (either directly or through a partnership or, in certain cases, through a trust).

      If New Coeur, or any other person with whom New Coeur does not deal at arm’s length, is a specified financial institution at the time a dividend is paid or deemed to be paid on the Exchangeable Shares, then (subject to the exemption described below) a holder that is a corporation will not be entitled to deduct the dividend or deemed dividend in computing its taxable income. A corporation is a specified financial institution if it is a bank, a trust company, a credit union, an insurance corporation, a corporation whose principal business is lending money to, or purchasing debt obligations issued by, persons with whom the corporation is dealing at arm’s length or a combination of these activities, or a corporation that is controlled by, or related to, one or more of such entities. In any event, this rule will not apply if, at the time a dividend is paid or deemed to be paid to a holder, New Coeur is “related” to Canadian Exchange Co. for purposes of the Tax Act (other than pursuant to a right referred to in paragraph 251(5)(b) of the

Tax Act) and the Exchangeable Shares are listed on a prescribed stock exchange (which includes the TSX), unless dividends in respect of more than 10% of the outstanding Exchangeable Shares (excluding Exchangeable Shares held, directly or indirectly, by New Coeur) are paid or deemed to be paid to the holder or to the holder and persons with whom the holder does not deal at arm’s length or any partnership or trust of which the holder or non-arm’s length person is a member or beneficiary.

      A holder that is a “private corporation” as defined in the Tax Act or any other corporation resident in Canada and controlled or deemed to be controlled by or for the benefit of an individual (other than a trust) or a related group of individuals (other than trusts) may be liable to pay a refundable tax under Part IV of the Tax Act equal to 33 1/3% of dividends received or deemed to be received on the Exchangeable Shares to the extent that such dividends are deductible in computing the holder’s taxable income. A holder that is a “Canadian-controlled private corporation” as defined in the Tax Act will be liable to pay an additional refundable tax of 6 2/3% on dividends or deemed dividends in certain circumstances.

      The Exchangeable Shares will be “taxable preferred shares” and “short-term preferred shares” for purposes of the Tax Act. Accordingly, Canadian Exchange Co. will be subject to a tax under Part VI.1 of the Tax Act equal to 50% of all dividends paid or deemed to be paid on the Exchangeable Shares. Canadian Exchange Co. will also be entitled to deduct three times any Part VI.1 tax payable in computing its taxable income. Dividends received or deemed to be received on the Exchangeable Shares will not be subject to the 10% tax under Part IV.1 of the Tax Act.

Dividends on Shares of New Coeur Common Stock

      Dividends received on shares of New Coeur common stock will be included in a holder’s income for the purposes of the Tax Act. Such dividends received by a holder who is an individual will not be subject to the gross-up and dividend tax credit rules in the Tax Act. A holder that is a corporation will not be entitled to deduct the amount of such dividends in computing its taxable income. A holder that is a Canadian-controlled private corporation will be liable to pay an additional refundable tax of 6 2/3% on such dividends in certain circumstances. Subject to the detailed rules in the Tax Act, a holder may be entitled to a foreign tax credit or deduction for any United States non-resident withholding tax paid on dividends received on shares of New Coeur common stock.

Redemption or Exchange of Exchangeable Shares

      On the redemption (including a retraction) of an Exchangeable Share by Canadian Exchange Co., the holder will be deemed to have received a dividend equal to the amount, if any, by which the redemption proceeds (being the fair market value at that time of the share of New Coeur common stock plus the accrued and unpaid dividends, if any, received by the holder on the redemption) exceeds the paid-up capital for purposes of the Tax Act of the Exchangeable Share at the time of the redemption. The amount of any such deemed dividend will be subject to the tax treatment described above under the heading “Dividends on Exchangeable Shares.” On the redemption, the holder will also be considered to have disposed of the Exchangeable Share for proceeds of disposition equal to the redemption proceeds less the amount of such deemed dividend, and will realize a capital gain (or a capital loss) equal to the amount by which such proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the adjusted cost base of the Exchangeable Share to the holder. See the section entitled “Taxation of Capital Gains or Capital Losses” below. In some circumstances, the amount of any such deemed dividend received by a holder that is a corporation on the redemption of an Exchangeable Share may be treated as proceeds of disposition and not as a dividend.

      Where an Exchangeable Share is exchanged with New Coeur or Nova Scotia ULC for a share of New Coeur common stock, the holder will realize a capital gain (or a capital loss) to the extent the proceeds of disposition of the Exchangeable Share, net of any reasonable costs of disposition, exceed (or are less than) the holder’s adjusted cost base of the Exchangeable Share. For this purpose, the proceeds of disposition will be the aggregate of the fair market value, at the time of the exchange, of the share of New

Coeur common stock received on the exchange and any accrued and unpaid dividends received by the holder as part of the exchange consideration. See the section entitled “Taxation of Capital Gains or Capital Losses” below.

      Because of the existence of the Call Rights and certain rights provided in the Voting and Exchange Trust Agreement, a holder of Exchangeable Shares cannot control whether such a holder will receive shares of New Coeur common stock by way of redemption of the Exchangeable Shares by Canadian Exchange Co. or by way of a purchase of the Exchangeable Shares by New Coeur or Nova Scotia ULC. As described above, the Canadian federal income tax consequences of a redemption by Canadian Exchange Co. differ from those of a purchase by New Coeur or Nova Scotia ULC.

Acquisition and Disposition of shares of New Coeur Common Stock

      The cost of the shares of New Coeur common stock received on the retraction, redemption, exchange or purchase of Exchangeable Shares will be equal to the fair market value of such shares of New Coeur common stock at that time and will be averaged with the adjusted cost base of all other shares of New Coeur common stock held by the holder as capital property at that time for the purposes of determining the adjusted cost base of such shares of New Coeur common stock.

      A disposition or deemed disposition of shares of New Coeur common stock by a holder will result in a capital gain (or capital loss) to the extent that the proceeds of disposition, net of any reasonable costs of disposition, exceed (or are less than) the holder’s adjusted cost base of such shares of New Coeur common stock. See the section entitled “Taxation of Capital Gains or Capital Losses” below.

Taxation of Capital Gains or Capital Losses

      A holder will be required to include one-half of the amount of any capital gain (a “taxable capital gain”) in income, and will generally be required to deduct one-half of the amount of any capital loss (an “allowable capital loss”) against taxable capital gains realized by the holder in the year of disposition. Allowable capital losses not deducted in the taxation year in which they are realized may be carried back and deducted in any of the three preceding taxation years or carried forward and deducted in any subsequent taxation year against taxable capital gains realized in such years, to the extent and under the circumstances specified in the Tax Act.

      A holder that is a Canadian-controlled private corporation may be liable to pay an additional refundable tax of 6 2/3% on taxable capital gains.

      The amount of any capital loss realized on the disposition or deemed disposition of an Exchangeable Share by a holder that is a corporation or a trust may be reduced by the amount of dividends received or deemed to have been received by it on such shares to the extent and in the circumstances prescribed by the Tax Act. Similar rules may apply where a corporation is a member of a partnership or a beneficiary of a trust that owns Exchangeable Shares directly or indirectly through a partnership or a trust.

Alternative Minimum Tax

      Individuals and certain trusts that receive or are deemed to receive taxable dividends on Exchangeable Shares, or realize a capital gain on the disposition or deemed disposition of the Wheaton common shares, the Exchangeable Shares or shares of New Coeur common stock, may realize an increase in their liability for alternative minimum tax.

Qualified Investments

      The Exchangeable Shares issued pursuant this offer to purchase and accompanying circular, will be qualified investments under the Tax Act for trusts governed by registered retirement savings plans, registered retirement income funds and deferred profit sharing plans (collectively, “Plans”), provided the Exchangeable Shares are listed on a prescribed stock exchange (which includes the TSX).

      The Ancillary Rights will not be qualified investments under the Tax Act. However, New Coeur is of the view that the Ancillary Rights have a nominal fair market value. Counsel expresses no opinion as to the appropriateness or the accuracy of this valuation. Any determination of value is not binding on the CRA. Where Plans acquire property that is not a qualified investment, the Plans are required to pay tax on the income and capital gains in respect of such property in accordance with the Tax Act. In addition, where a non-qualified investment is acquired by a trust governed by a registered retirement savings plan or a registered retirement income fund, the fair market value of the non-qualified investment at the time of acquisition will be included in the income of the annuitant under the plan. Where a non-qualified investment is acquired by a trust governed by a deferred profit sharing plan, the trust will be liable for a tax equal to the fair market value of the investment at the time the investment is acquired. The registration of a registered education savings plan becomes revocable if it acquires a non-qualified investment and, accordingly, Exchangeable Shares (by reason of the attached Ancillary Rights) are not suitable investments for trusts governed by registered education savings plans.

      The shares of New Coeur common stock issued pursuant to this offer to purchase and accompanying circular, will be qualified investments under the Tax Act for Plans, provided such shares are listed on a prescribed stock exchange (which includes the NYSE).

Foreign Property

      Provided that the Wheaton common shares do not constitute “foreign property” for the purposes of the Tax Act on the Effective Date, the Exchangeable Shares, will not, on that date, constitute “foreign property” for the purposes of the tax imposed under Part XI of the Tax Act on Plans and other persons to whom Part XI of the Tax Act is applicable, provided the Exchangeable Shares are listed on a prescribed stock exchange in Canada (which includes the TSX).

      The Ancillary Rights will be foreign property under the Tax Act. However, New Coeur is of the view that the Ancillary Rights have a nominal fair market (and consequently the cost amount to a holder of such rights is nominal). Counsel expresses no opinion as to the appropriateness or the accuracy of this valuation.

      Shares of New Coeur common stock will be foreign property for the purposes of the Tax Act.

Foreign Property Information Reporting

      A holder of Exchangeable Shares or shares of New Coeur common stock who is a “specified Canadian entity” for a taxation year or a fiscal period and whose total cost amount of “specified foreign property,” including such Exchangeable Shares or shares of New Coeur common stock, at any time in the year or fiscal period exceeds Cdn$100,000 will be required to file an information return for the year or period disclosing prescribed information. Subject to certain exceptions, a taxpayer resident in Canada in the year will be a specified Canadian entity. Holders are encouraged to consult their tax advisors as to whether they must comply with these rules.

Foreign Investment Entity Status

      On October 30, 2003, the Minister of Finance (Canada) released revised draft legislation relating to the income tax treatment of investments by Canadian residents in non-resident entities that constitute “foreign investment entities” (“FIEs”) applicable for taxation years commencing after 2002 (the “FIE Tax Proposals”). The FIE Tax Proposals, as currently drafted, would apply to require a holder that holds a “participating interest” (that is not an “exempt interest”) in a non-resident entity that is an FIE at the entity’s taxation year-end to take into account in computing the holder’s income for the holder’s taxation year that includes such taxation year-end: (i) an amount based on a prescribed rate of return on the “designated cost” of such participating interest held by a holder at the end of each month ending in the holder’s taxation year at which time the participating interest is held by the holder; (ii) in certain limited circumstances, any gains and losses accrued on such participating interest for the year; or (iii) in certain limited circumstances, a holder’s proportionate share of the FIE’s income (or loss) for the year calculated using Canadian tax rules. For the purposes of the FIE Tax Proposals, Exchangeable Shares and shares of New Coeur common stock will constitute participating interests in New Coeur.

      New Coeur will not be an FIE at the end of its taxation year provided that, at that time, the “carrying value” of all of New Coeur’s “investment property” is not greater than one-half of the “carrying value” of all its property. The determination of whether or not New Coeur is an FIE must be made on an annual basis at the end of each taxation year-end of New Coeur.

      Even if New Coeur were an FIE at the end of one of its taxation years, an Exchangeable Share or a share of New Coeur common stock, respectively, may be an exempt interest provided that throughout the period that such a security is held by a holder during such taxation year of New Coeur: (i) New Coeur is resident in the United States for the purposes of the Tax Act; (ii) the Exchangeable Share or the share of New Coeur common stock (as applicable) is listed on a prescribed stock exchange (which includes the TSX and the NYSE) and (iii) the Exchangeable Share or the share of New Coeur common stock (as applicable) constitutes an “arm’s length interest” (as defined for the purposes of the FIE Tax Proposals). It is expected that the Exchangeable Shares and the shares of New Coeur common stock will be “arm’s length interests” of a particular holder thereof for the purposes of the FIE Tax Proposals provided that such holder (together with entities and individuals with whom the holder does not deal at arm’s length) does not hold, in the aggregate, more than 10% of the Exchangeable Shares or 10% of the shares of New Coeur common stock, as applicable, based on the fair market value of such securities. Additionally, an Exchangeable Share or share of New Coeur common stock will only constitute an exempt interest at the end of Coeur’s taxation year if, at that time, it is reasonable to conclude that the holder has no “tax avoidance motive” in respect of such Exchangeable Share or share of New Coeur common stock. For this purpose, the holder will be regarded as having a tax avoidance motive only if it is reasonable to conclude that the main reasons for acquiring or holding such Exchangeable Shares or shares of New Coeur common stock include directly or indirectly benefiting principally from income, profits, gains or increases in value in respect of investment property and from the deferral or reduction of tax that would have been payable on such income, profits or gains. Holders are encouraged to consult their own tax advisors regarding the determination of whether or not they have such a tax avoidance motive. The determination of whether or not Exchangeable Shares or shares of New Coeur common stock constitute an exempt interest must be made on an annual basis at the end of the taxation year of New Coeur and no assurances can be given that the Exchangeable Shares or shares of New Coeur common stock will constitute an exempt interest at any subsequent taxation year-end of New Coeur.

Economic Statement of October 18, 2000

      In the Economic Statement released on October 18, 2000 (the “Economic Statement”), the Minister of Finance (Canada) announced a proposal to formulate and introduce a rule to permit shares of a Canadian corporation held by a Canadian resident to be exchanged for shares of a foreign corporation on a tax-deferred basis. This statement included no details of the circumstances in which such tax-deferred share-for-share exchanges could occur but rather indicated that these rules would be developed in consultation with the private sector. The Economic Statement indicated that any such rules would not be effective before the public release of draft legislation including such rules. The Canadian Federal Budget of February 18, 2003, reiterated the statements made in the Economic Statement and indicated that draft legislative proposals would be released in the near future for public review and comment. The recent Canadian Federal Budget of March 23, 2004 (the “2004 Budget”) indicated that it is intended that detailed proposals will be released for public comment within months after the release of the 2004 Budget. The 2004 Budget also indicated that the proposals are expected to be in the form of draft legislation and there has been no indication as to an effective date for the proposals.

      It is not known whether the draft legislation containing the proposed amendments described above will be released in time to affect a subsequent exchange of Exchangeable Shares for shares of New Coeur common stock, and it is therefore possible that such exchange of Exchangeable Shares may be achieved on a tax-deferred basis. In any case, until such rules are developed and released, it is not possible to state whether those rules would apply to a holder who exchanges Exchangeable Shares for shares of New Coeur common stock. Holders are encouraged to consult their own tax advisors once the draft legislation is released, if at all, to determine how the draft legislation might apply to the holder’s particular circumstances.

Compulsory Acquisition

      As described above under the heading “Acquisition of Shares Not Deposited,” the Offerors may, in certain circumstances, acquire Wheaton common shares pursuant to section 188 of the OBCA. The tax consequences to a Wheaton shareholder of a disposition of Wheaton common shares in such circumstances will be as described above under the section entitled “Exchange of Wheaton Common Shares,” but Wheaton shareholders whose Wheaton common shares may be so acquired are encouraged to consult their tax advisors in this regard.

Subsequent Acquisition Transaction

      If the compulsory acquisition provisions of section 188 of the OBCA are not utilized the Offerors may propose other means of acquiring the remaining issued and outstanding Wheaton common shares. The tax treatment of a subsequent acquisition transaction to a Wheaton shareholder will depend upon the exact manner in which the subsequent acquisition transaction is carried out and may be materially less favourable than would apply if Wheaton common shares were deposited pursuant to the offer to purchase. Shareholders are encouraged to consult their own tax advisors for advice with respect to the income tax consequences to them of having their Wheaton common shares acquired pursuant to a subsequent acquisition transaction.

      Under the current administrative practice of the CRA, Wheaton shareholders who exercise their right of dissent in respect of an amalgamation should be considered to have disposed of their Wheaton common shares for proceeds of disposition equal to the amount paid by the amalgamated corporation to the dissenting shareholder therefore, other than interest awarded by the court (if any). Because of uncertainties under the relevant legislation as to whether such amounts paid to a dissenting shareholder would be treated entirely as proceeds of disposition, or in part as the payment of a deemed dividend, dissenting shareholders are encouraged to consult with their own tax advisors in this regard.

Wheaton Shareholders Not Resident in Canada

      The following portion of the summary is applicable to holders of Wheaton common shares who, for purposes of the Tax Act or any applicable income tax convention, have not been and will not be resident or deemed to be resident in Canada at any time while they have held Wheaton common shares or will hold Exchangeable Shares and/or shares of New Coeur common stock and who do not use or hold or are not deemed to use or hold such Wheaton common shares, Exchangeable Shares and/or shares of New Coeur common stock in carrying on a business in Canada (a “Non-Resident Wheaton shareholder”). Special rules, which are not discussed in this summary, may apply to a non-resident that is an insurer carrying on business in Canada and elsewhere.

Disposition of Wheaton Common Shares or Exchangeable Shares

      A Non-Resident Wheaton shareholder will not be subject to capital gains tax under the Tax Act on the disposition of Wheaton common shares pursuant to the offer to purchase or a disposition of Exchangeable Shares unless the Wheaton common shares or Exchangeable Shares, as the case may be, constitute “taxable Canadian property” of the holder for purposes of the Tax Act and the holder is not entitled to relief under an applicable income tax convention.

      Wheaton common shares or Exchangeable Shares, as the case may be, will not be taxable Canadian property at a particular time provided that such shares are listed on a prescribed stock exchange (which includes the TSX), and the holder, alone or together with persons with whom such holder does not deal at arm’s length, has not owned 25% or more of the issued shares of any class or series of shares in the capital of Wheaton or Canadian Exchange Co., as the case may be, at any time during the five year period immediately preceding the particular time.

Dividends On Exchangeable Shares

      Dividends paid or deemed to be paid to a Non-Resident Wheaton shareholder on Exchangeable Shares (including on a redemption of such shares by Canadian Exchange Co.) (see the section entitled “Wheaton Shareholders Resident in Canada — Redemption or Exchange of Exchangeable Shares”) will be subject to Canadian withholding tax at the rate of 25% unless the rate is reduced under the provisions of an applicable income tax convention.

MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

      In the opinion of Gibson, Dunn & Crutcher LLP, U.S. counsel to the Offerors, the following is an accurate description of the material U.S. federal income tax consequences of the proposed transaction, referred to herein as the “transaction,” to holders of the Wheaton common shares, and the material U.S. federal income tax consequences to non-U.S. holders (as defined below) of the ownership and the disposition of the shares of New Coeur common stock and Exchangeable Shares.

      This discussion is based on the Internal Revenue Code of 1986, as amended, referred to as the Code, the related Treasury regulations, administrative interpretations and court decisions, all of which are subject to change, possibly with retroactive effect. Any such change could affect the accuracy of the statements and the conclusions discussed below and the tax consequences of the transaction. This discussion applies only to persons that hold their Wheaton common shares, and will hold the shares of New Coeur common stock or their Exchangeable Shares, as capital assets within the meaning of Section 1221 of the Code. This discussion does not address all federal income tax consequences of the transaction that may be relevant to particular holders, including holders that are subject to special tax rules. Some examples of holders that are subject to special tax rules are: dealers in securities; financial institutions; insurance companies; tax-exempt organizations; U.S. persons who have a “functional currency” other than the U.S. dollar; holders who own their shares indirectly through partnerships, trusts or other entities that may be subject to special treatment; holders who acquired their Wheaton common shares through stock option or stock purchase programs or otherwise as compensation; and holders subject to the wash sale rules of the Code.

      In addition, this discussion does not address any consequences arising under the laws of any state, local or foreign jurisdiction. WHEATON SHAREHOLDERS ARE ENCOURAGED TO CONSULT THEIR OWN TAX ADVISORS AS TO SPECIFIC TAX CONSEQUENCES TO THEM OF THE TRANSACTION, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

United States Federal Income Tax Consequences to U.S. Holders

      The following is a description of the federal income tax consequences of the transaction to holders of Wheaton common shares who are U.S. holders. For purposes of this discussion, a U.S. holder means a beneficial owner of the Wheaton common shares who, for U.S. federal income tax purposes, is: (i) a citizen or resident of the United States; (ii) a corporation or other business entity treated as a corporation for United States federal income tax purposes created or organized in or under the laws of the United States or any state thereof (including the District of Columbia); (iii) an estate the income of which is subject to United States federal income taxation regardless of its source; or (iv) a trust if a court within the United States can exercise primary supervision over its administration, and one or more United States persons have the authority to control all of the substantial decisions of that trust, or certain electing trusts that were in existence on August 9, 1996, and were treated as domestic trusts on that date.

United States Federal Income Tax Consequences of the Transaction to U.S. Holders

      The transaction has been structured to qualify as a tax-free transaction to U.S. holders who receive shares of New Coeur common stock pursuant to the transaction in exchange for their Wheaton common shares (except for any income recognized as a result of the receipt of cash). This section will therefore assume that U.S. holders of Wheaton common shares will elect to receive shares of New Coeur common stock, rather than Exchangeable Shares, in exchange for their Wheaton common shares. U.S. holders who deposit their Wheaton common shares in the offer to purchase in exchange for Exchangeable Shares or who do not deposit their shares in the offer to purchase and receive Exchangeable Shares pursuant to a subsequent acquisition transaction (such as an amalgamation) are encouraged to consult their own tax advisors regarding the consequences of the receipt of those shares and consequences of ownership disposition of such shares.

      An exchange of Wheaton common shares for shares of New Coeur common stock pursuant to the transaction (taken together with the Coeur reorganization) is expected to qualify as an exchange described in section 351 of the Code. Holders of Wheaton common shares should note that this characterization is based on customary assumptions as to certain factual matters. Also, our characterization of this transaction will not be binding on the courts or the Internal Revenue Service, nor will it preclude the Internal Revenue Service from adopting a contrary position. No assurance can be given that contrary positions will not successfully be asserted by the Internal Revenue Service or adopted by a court if the issues are litigated. New Coeur does not intend to obtain a ruling from the Internal Revenue Service with respect to the federal income tax consequences of the exchange of Wheaton common shares for shares of New Coeur common stock and/or cash pursuant to the transaction.

      The following are the material United States federal income tax consequences to U.S. holders who receive shares of New Coeur common stock and cash pursuant to a transaction that qualifies as an exchange described in section 351 of the code. The consequences will vary depending on whether the U.S. holder receives cash, New Coeur common stock, or a combination of cash and New Coeur common stock. At the time that a U.S. holder makes an election to receive cash or stock, the shareholder will not know if, and to what extent, the proration procedures will alter the mix of consideration to be received. As a result, the tax consequences to each U.S. holder will not be ascertainable with certainty until the shareholder knows the precise amount of cash or New Coeur common stock that will be received in the transaction.

      Exchange of Wheaton Common Shares Solely for New Coeur common stock. U.S. holders who exchange all of their Wheaton common shares solely for shares of New Coeur common stock will not recognize gain or loss for United States federal income tax purposes, except with respect to cash, if any, they receive in lieu of a fractional share of New Coeur common stock. Each U.S. holder’s aggregate tax basis in the New Coeur common stock received will be the same as his or her aggregate tax basis in the Wheaton common shares surrendered, decreased by the amount of any tax basis allocable to any fractional share interest for which cash is received. The holding period of the New Coeur common stock received by a U.S. holder will include the holding period of the Wheaton common shares surrendered. If a U.S. holder has differing tax bases and/or holding periods in respect of the U.S. holder’s Wheaton common shares, the U.S. holder are encouraged to consult with a tax advisor in order to identify the tax bases and/or holding periods of the particular shares of New Coeur common stock that the holder receives.

      Exchange of Wheaton Common Shares for New Coeur common stock and Cash. U.S. holders who exchange their Wheaton common shares for a combination of New Coeur common stock and cash will recognize gain, but not loss, in the exchange. Subject to the discussion below relating to the application of section 304 of the Code, the gain recognized will equal the lesser of:

•	the amount of cash received in the exchange; and

•	the amount of gain realized in the exchange, which is equal to the excess of: (i) the sum of the cash plus the fair market value of the New Coeur common stock received over (ii) the tax basis of the Wheaton common shares surrendered.

For this purpose, a U.S. holder must calculate gain or loss separately for each identifiable block of Wheaton common shares that such holder surrenders pursuant to the transaction, and the shareholder cannot offset a loss recognized on one block of such shares against a gain recognized on another block of such shares.

      Subject to the discussion below relating to the application of section 304 of the Code, (a) any gain recognized will be treated as capital gain, (b) the aggregate tax basis in the New Coeur common stock received pursuant to the transaction will be equal to the aggregate tax basis in the Wheaton common shares surrendered, decreased by the amount of cash received and increased by the amount of gain, if any, recognized and (c) the holding period of the New Coeur common stock received in the transaction by a U.S. holder will include the holding period of Wheaton common stock surrendered.

      Exchange of Wheaton Common Shares Solely for Cash. U.S. holders who exchange their Wheaton common shares solely for cash in the transaction will have gain or loss equal to the difference between the amount of cash received and the tax basis of the Wheaton common shares exchanged. The amount and character of gain or loss will be computed separately for each block of Wheaton common shares that was purchased by the holder in the same transaction. Any recognized gain or loss will be capital gain or loss and any such capital gain or loss.

      Foreign Currency Issues. U.S. holders who receive cash consideration in this transaction will receive such consideration in the form of Canadian dollars. For purposes of determining the amount of gain that is recognized in this transaction, the amount of cash that is considered to be received in the transaction will be equal to the United States dollar value of the Canadian dollar on the date of the receipt of the cash, determined based on a spot rate on such date. The U.S. holder’s tax basis in the Canadian dollars received will be equal the United States dollar value of the Canadian dollars using the same spot rate. A U.S. holder who converts the Canadian dollars received pursuant to the transaction into United States dollars generally will recognize exchange gain or loss equal to the difference between the U.S. holder’s tax basis in the Canadian dollars and United States dollars received in exchange therefor. Such exchange gain or loss will generally be treated as ordinary income.

      Application of Section 304 of the Code. The results described above may be altered if section 304 of the Code applies to the transaction. Under section 304 of the Code, if the Wheaton shareholders are considered to collectively “control” New Coeur immediately after the transaction (taking account of certain family and entity ownership attribution rules), the entire amount of cash received by a Wheaton shareholder could be treated as a dividend to the extent of earnings and profits of Wheaton and New Coeur. “Control” for this purpose is the ownership of stock possessing at least 50 percent of the combined voting power or at least 50 percent of the total combined value of all classes of stock of New Coeur. At the present time, it is not possible to determine whether or not the control test will be satisfied. Even if the control test is satisfied, the dividend treatment would not apply to a shareholder whose percentage ownership in Wheaton immediately after the transaction is less than it percentage ownership in Wheaton immediately before the transaction (taking account of certain family and entity ownership attribution rules, including the shareholder’s indirect ownership interest in Wheaton through New Coeur). A U.S. holder of Wheaton common shares who is subject to dividend treatment on cash received in the transaction will have dividend income equal to the amount of cash received, regardless of the amount of gain realized in the transaction. Currently, assuming certain holding period requirements are satisfied, the maximum U.S. federal income tax rate applicable to dividends received by individuals is 15%, which is the same as the maximum rate applicable to capital gains. U.S. holders who do not expect to experience a reduction in their direct or indirect percentage ownership in Wheaton by virtue of this transaction (e.g., Wheaton shareholders who also hold shares of New Coeur common stock) are encouraged to consult their own tax advisors regarding the applicability of section 304 of the Code to their individual circumstances.

      Information Reporting and Backup Withholding. Certain U.S. holders may be subject to information reporting with respect to the amount of cash, if any, received instead in the transaction. U.S. holders who are subject to information reporting and who do not provide appropriate information when requested may also be subject to backup withholding. Any amount withheld under such rules is not an additional tax and may be refunded or credited against such U.S. holders’ federal income tax liability, provided that the required information is properly furnished in a timely manner to the Internal Revenue Service.

United States Federal Income Tax Consequences to Non-U.S. Holders

      The following is a description of the federal income tax consequences of the transaction and of the ownership disposition of Exchangeable Shares or shares of New Coeur common stock to holders of Wheaton common shares who are non-U.S. holders. For purposes of this discussion, a non-U.S. holder is a holder of Wheaton common shares who is not a U.S. holder.

United States Federal Income Tax Consequences of the Transaction to Non-U.S. Holders

      Subject to the discussion below, a non-U.S. holder will not be subject to United States federal income tax on gain (if any) recognized on the exchange of Wheaton common shares for Exchangeable Shares or shares of New Coeur common stock, unless:

•	the income or gain is effectively connected with the conduct by the non-U.S. holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States; or

•	such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty would cause the gain from the sale of Wheaton common shares to be treated as non-U.S. source income and the non-U.S. holder makes an election to the treat the gain as such.

      The results described above may be altered in the following circumstances: (a) as discussed above under the caption “Application of Section 304 of the Code,” section 304 of the Code applies to the transaction, and (b) the non-U.S. holder receives shares of New Coeur common stock and cash in exchange for its Wheaton common shares or the non-U.S. holder receives Exchangeable Shares and such shares are treated as shares of New Coeur common stock for United States federal income tax purposes. In such case, any cash consideration paid to a non-U.S. holder whose percentage ownership in Wheaton is not reduced as a result of the transaction (e.g., Wheaton shareholders who also hold shares of New Coeur common stock) could be characterized as a dividend from New Coeur and subject to tax at a rate of 30% (or lower treaty rate), which may be withheld from the consideration payable pursuant to the transaction. See the discussion under the section entitled “Application of Section 304 of the Code.”

      There is no direct authority addressing the proper characterization of instruments similar to the Exchangeable Shares for United States federal income tax purposes. Because the Exchangeable Shares are exchangeable into shares of New Coeur common stock and have dividend rights based on the dividends paid with respect to New Coeur common stock, the Internal Revenue Service could take the position that the Exchangeable Shares should be recharacterized as shares of New Coeur common stock for United States federal income tax purposes. In the absence of relevant guidance on this point, we intend to take the position that the Exchangeable Shares should be treated as stock of Canadian Exchange Co., and not stock of New Coeur, for United States federal income tax purposes and that the cash payable in the transaction to non-U.S. holders who elect to receive Exchangeable Shares in exchange for their Wheaton common shares should not be characterized as a dividend that is subject to withholding tax.

      In summary, New Coeur currently does not plan to withhold U.S. tax from the cash consideration payable to a Wheaton shareholder who elects to receive Exchangeable Shares in the transaction. New Coeur may, however, be required to withhold U.S. tax from the cash consideration payable to a Wheaton shareholder who elects to receive shares of New Coeur common stock in the transaction if section 304 of the Code applies to the transaction and if the shareholder’s percentage interest in Wheaton is not reduced as a result of the transaction. It may therefore be more advantageous for non-U.S. holders who do not expect to experience a reduction in their direct or indirect percentage ownership in Wheaton by virtue of this transaction (e.g., Wheaton shareholders who also hold shares of Coeur common stock) to elect to receive Exchangeable Shares, rather than shares of New Coeur common stock, pursuant to the transaction.

Wheaton shareholders are encouraged to consult their own tax advisors regarding the applicability of section 304 of the Code to their individual circumstances.

Receipt of Dividends on Exchangeable Shares

      Dividends received by a non-U.S. holder with respect to the Exchangeable Shares should not be subject to United States withholding tax, and Canadian Exchange Co. and New Coeur do not intend to withhold any tax from such dividends. However, a non-U.S. holder will be taxed in the United States on the receipt of such dividends in the same manner as a U.S. holder if the non-U.S. holder has an office or other fixed place of business within the United States to which the dividend is attributable and the dividend is derived in the active conduct of a banking, financing or similar business within the United States or is received by a corporation the principal business of which is trading stock or securities for its account.

      This foregoing treatment on dividends is based on the position that the Exchangeable Shares should be treated as shares of Canadian Exchange Co. for United States federal income tax purposes, rather than shares of New Coeur, and that dividends paid on Canadian Exchange Co. shares do not constitute U.S. source income. As discussed above, however, there is no direct authority addressing the proper characterization of instruments similar to the Exchangeable Shares for United States federal income tax purposes and it is possible that the Internal Revenue Service could take the position that the Exchangeable Shares should be recharacterized as shares of New Coeur common stock for U.S. federal income tax purposes. If the Exchangeable Shares are characterized as shares of New Coeur common stock, a non-U.S. holder of the Exchangeable Shares will be subject to tax on dividends paid on such stock in the same manner as dividends paid on shares of New Coeur common stock. See discussion below under the section entitled “Receipts of Dividends on Shares of New Coeur common stock.”

Receipt of Dividends on Shares of New Coeur common stock

      Dividends received by a non-U.S. holder with respect to shares of New Coeur common stock could be subject to U.S. withholding tax at a rate of 30%. Such withholding rate may be reduced by an applicable income tax treaty in effect between the United States and the non-U.S. holder’s country of residence. For example, the withholding rate under the Canada-United States tax treaty on dividends paid by a U.S. corporation to residents of Canada is 15%. In addition, (a) a non-U.S. holder will be taxed in the same manner as a U.S. holder on dividends paid that are effectively connected with the non-U.S. holder’s conduct of a trade or business in the United States (unless otherwise provided in an applicable treaty) and will not be subject to the withholding tax provided that the non-U.S. holder provides the proper certification, and (b) a corporate non-U.S. holder may also be subject to an additional branch profits tax at a 30% rate (or such lower rate as may be specified in an applicable income tax treaty) on dividend income that is effectively connected with a U.S. trade or business.

Sale of Exchangeable Shares or New Coeur Common Stock

      Subject to the rules discussed below, a non-U.S. Holder will not be subject to United States federal income tax on gain (if any) recognized on the sale or exchange of Exchangeable Shares or on the sale or exchange of shares of New Coeur common stock, unless:

•	the income or gain is effectively connected with the conduct by the non-U.S. holder of a trade or business, or, in the case of a treaty resident, attributable to a permanent establishment or a fixed base, in the United States;

•	in the case of sale or exchange of shares of New Coeur common stock, such non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of disposition and certain other conditions are met; or

•	in the case of sale or exchange of Exchangeable Shares (assuming that such shares are not treated as New Coeur common stock), such non-U.S. holder is an individual who is present in the United

States for 183 days or more in the taxable year of disposition and certain other conditions are met, unless an applicable income tax treaty would cause the gain from the sale of the Exchangeable Shares to be treated as non-U.S. source income and the non-U.S. holder makes an election to treat the gain as such.

      Under the Foreign Investment in Real Property Tax Act of 1980 (“FIRPTA”), gain or loss recognized by a non-U.S. Holder on the sale or exchange of Exchangeable Shares or New Coeur common stock will be subject to regular United States federal income tax, as if such gain or loss were effectively connected with a U.S. trade or business if New Coeur is treated as a “U.S. real property holding corporation” (“USRPHC”) and the requirements set forth below are satisfied. New Coeur will be a USRPHC if at any time during the shorter of (x) the five-year period ending on the date of the sale or exchange of Exchangeable Shares or shares of New Coeur common stock (as the case may be) or (y) the period during which a holder held such Exchangeable Shares or shares of New Coeur common stock (as the case may be), the fair market value of New Coeur’s interests in United States real property equal or exceed 50% of the sum of the fair market values of all of its interests in real property and all of its other assets used or held for use in a trade or business (as defined in applicable regulations). In absence of additional knowledge about the composition of assets of Wheaton, it is not possible to determine whether New Coeur will be treated as USRPHC after the consummation of the transaction.

      Assuming that New Coeur is treated as a USRPHC after the consummation of the transaction, the income from the sale or exchange of Exchangeable Shares or shares of New Coeur common stock will be subject to tax based on FIRPTA in the following circumstances:

•	In the case of a non-U.S. Holder who owns only shares of New Coeur common stock (actually and constructively), the New Coeur common stock is regularly traded on an established securities market and the non-U.S. holder holds more than 5% of the total fair market value of the New Coeur common stock outstanding (on a non-diluted basis);

•	In the case of a non-U.S. Holder who owns only Exchangeable Shares (actually and constructively, other than shares of New Coeur common stock constructively owned by reason of ownership of Exchangeable Shares):

•	The Exchangeable Shares are treated as “regularly traded on an established securities market” and such non-U.S. Holder holds more than 5% of the total fair market value of the Exchangeable Shares outstanding, or

•	The Exchangeable Shares not treated as “regularly traded on an established securities market, but the New Coeur common stock is regularly traded on an established securities market, and such non-U.S. holder holds Exchangeable Shares with a fair market value on the relevant date of determination greater than 5% of the total fair market value of the New Coeur common stock outstanding (on a non-diluted basis) on such date.

      The Exchangeable Shares will be traded on the TSX, which should be considered an “established securities market” for this purpose. Because New Coeur intends to register the Exchangeable Shares under Section 12 of the Securities Exchange Act of 1934, as amended, the Exchangeable Shares are expected to be treated as regularly traded on an established securities market. Notwithstanding the foregoing, the Exchangeable Shares will not be considered regularly traded on the TSX and the New Coeur common shares will not be considered regularly traded on NYSE during any calendar quarter in which 100 or fewer persons own 50% or more of the New Coeur shares or Exchangeable Shares, as the case may be. A non-U.S. Holder who is a greater than 5% holder (as determined based on the rules set forth above) during a period in which New Coeur is a USRPHC and who subsequently disposes of sufficient Exchangeable Shares or shares of New Coeur common stock so that such non-U.S. Holder is no longer a greater than 5% holder, will still be subject to United States federal income tax on subsequent dispositions until New Coeur has ceased to be a USRPHC for at least five years.

      If income from the sale or exchange of Exchangeable Shares or shares of New Coeur common stock is subject to tax based on FIRPTA, the transferee of such shares may be required to deduct and withhold a tax equal to 10 percent of the amount realized on the disposition, unless certain exceptions apply (e.g., the share that is sold or exchanged is a share of a class of stock that is regularly traded on an established securities market). Any tax withheld may be credited against the United States federal income tax owed by the non-U.S. holder for the year in which the sale or exchange occurs.

      The foregoing summary of the possible application of FIRPTA rules to non-U.S. holders is only a summary of certain material aspects of these rules. If at any time, the shares of New Coeur common stock not regularly traded on an established securities market, or the Exchangeable Shares traded on an established securities market located in the United States, different rules, not described herein, may apply. Because the United States federal income tax consequences to a non-U.S. holder under FIRPTA may be significant and are complex and subject to uncertainty, non-U.S. holders are encouraged to discuss those consequences with their tax advisors.

Backup Withholding and Information Reporting

      Information returns may be filed with the Internal Revenue Service in connection with payments on the New Coeur common stock or Exchangeable Shares and the proceeds from a sale or other disposition of such stock. A non-U.S. holder may be subject to United States backup withholding tax on these payments if it fails to provide its taxpayer identification number to the paying agent and comply with certification procedures or otherwise establish an exemption from backup withholding. The amount of any backup withholding from a payment will be allowed as a credit against the holder’s U.S. federal income tax liability and may entitle the holder to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

      THE PRECEDING DISCUSSION OF UNITED STATES FEDERAL INCOME TAX CONSEQUENCES IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. EACH WHEATON SHAREHOLDER IS ENCOURAGED TO CONSULT ITS OWN TAX ADVISOR AS TO PARTICULAR TAX CONSEQUENCES OF PARTICIPATING IN THE TRANSACTION AND TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF EXCHANGEABLE SHARES OR SHARES OF NEW COEUR COMMON STOCK, INCLUDING THE APPLICABILITY AND EFFECT OF ANY STATE, LOCAL OR NON-U.S. TAX LAWS, AND OF ANY PROPOSED CHANGES IN APPLICABLE LAWS.

COMPARISON OF SHAREHOLDER RIGHTS

      Upon completion of the offer to purchase and the subsequent acquisition transaction, Wheaton shareholders who do not receive all cash in the offer to purchase will become shareholders of New Coeur, rather than shareholders of Wheaton. Since New Coeur is an Idaho corporation, the rights of the shareholders of New Coeur are governed by the applicable laws of the State of Idaho, including the Idaho Business Corporation Act (the “IBCA”), and by New Coeur’s articles of incorporation and bylaws. Since Wheaton was incorporated in the Province of Ontario, the rights of shareholders of Wheaton are governed by the OBCA, and other laws of Canada, and by Wheaton’s articles of incorporation and bylaws.

      The following is a summary comparison of:

•	the current rights of Wheaton shareholders under the OBCA and the Wheaton articles and bylaws; and

•	the rights Wheaton shareholders will have as New Coeur shareholders under the IBCA and the New Coeur articles and bylaws upon completion of the Coeur reorganization and the offer to purchase.

      The following summary discusses the material differences between the current rights of New Coeur shareholders and Wheaton shareholders under the IBCA and the OBCA, respectively, and under the articles of incorporation and bylaws of New Coeur and the articles of incorporation and bylaws of Wheaton. The statements in this section are qualified in their entirety by reference to, and are subject to, the detailed provisions of the IBCA, the OBCA, New Coeur’s articles of incorporation, New Coeur’s bylaws, Wheaton’s articles of incorporation and Wheaton’s bylaws. Upon completion of the Coeur reorganization, New Coeur’s articles of incorporation and bylaws will be identical in all material respects to those of Coeur, except that (i) the number of authorized shares of New Coeur common stock and preferred stock will be greater than the current number of authorized shares of Coeur common stock and preferred stock, and (ii) there will be one share of New Coeur Special Voting Stock held by the Voting and Exchange Trustee, which will permit the Voting and Exchange Trustee to cast up to that number of votes as equals the number of Exchangeable Shares then outstanding on all matters on which the holders of New Coeur common stock are entitled to vote, as described in “About Canadian Exchange Co. — Voting and Exchange Trust Agreement.” Accordingly, the following summary discusses New Coeur’s articles of incorporation and bylaws as they will exist following the Coeur reorganization.

Corporate Governance

      New Coeur. The rights of New Coeur shareholders will be governed by Idaho corporate law and the articles and bylaws of New Coeur.

      Wheaton. The rights of Wheaton shareholders are governed by Ontario corporate law and the articles of incorporation and bylaws of Wheaton.

Authorized Capital Stock

      New Coeur. At the closing of the offer to purchase, the authorized capital stock of New Coeur will consist of 1,517,000,001 shares of capital stock consisting of (i) 1,500,000,000 shares of common stock, par value $1.00 per share, and (ii) 17,000,001 shares of preferred stock, par value $1.00 per share.

      Wheaton. The authorized capital stock of Wheaton currently consists of an unlimited number of common shares and an unlimited number of preference shares, issuable in series. Wheaton has reported in its public filings as of August 6, 2004, there were issued and outstanding 569,081,454 common shares, no preference share and warrants to acquire 199,815,364 Wheaton common shares.

Number, Classification and Election Board of Directors

      New Coeur. The New Coeur bylaws will provide that the board of directors shall consist of not less than five nor more than eleven directors, each of whom must be a shareholder of New Coeur, with each director elected for a term expiring at the next succeeding annual meeting of shareholders after his or her election. As of the date of the closing of this offer to purchase, the New Coeur board will consist of 8 directors.

      The New Coeur board of directors is not divided into separate classes of directors. The New Coeur articles of incorporation do not permit cumulative voting for the election of directors.

      Wheaton. Wheaton’s articles of incorporation provide that the number of directors of the corporation shall consist of a minimum of three and a maximum of 10 members until changed by amendment of Wheaton’s articles of incorporation. Such an amendment requires that a special resolution of shareholders be passed.

      As of the date of this offer to purchase, the Wheaton board consisted of eight directors according to Wheaton’s public filings. The Wheaton board is not divided into separate classes of directors.

Director Qualifications

      New Coeur. The bylaws of New Coeur will provide that all directors of the corporation must also be shareholders of the corporation. Neither the bylaws of New Coeur nor the IBCA place any residency restrictions on directors of the corporation.

      Wheaton. Under the OBCA, a corporation that has completed a public offering of its securities must have not fewer than three directors. A majority of the directors of a corporation governed by the OBCA generally must be resident Canadians. The OBCA also requires that at least one-third of the directors of a corporation whose securities are publicly traded not be officers or employees of the company or any of its affiliates.

Removal of Directors

      New Coeur. The IBCA provides that the shareholders of a corporation may remove one or more directors with or without cause (unless the articles of incorporation provide that the directors may be removed only for cause) at a meeting called for the purpose of removing the director where the meeting notice stated such purpose. New Coeur’s articles will not provide that directors may be removed only for cause.

      Wheaton. Under the OBCA, provided that articles of the corporation do not provide for cumulative voting, shareholders of a corporation may by ordinary resolution at an annual or special meeting, remove any director or directors from office. If holders of a class or series of shares have the exclusive right to elect one or more directors, a director so elected may only be removed by an ordinary resolution at a meeting of the shareholders of that class or series. Where the articles of incorporation provide for cumulative voting, a director may not be removed from office if the votes cast against the director’s removal would be sufficient to elect him or her and such votes could be voted cumulatively at an election at which the same total number of votes were cast and the number of directors required by the articles were then being elected.

Newly Created Directorships and Vacancies

      New Coeur. The bylaws of New Coeur will provide that any vacancies on the board of directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the board of directors. A director elected to fill a vacancy shall be elected for the unexpired term of his or her predecessor in office. The bylaws of New Coeur also will provide that, upon an increase in the number of directors, such vacancy may be filled by election by the board of directors for a term of office continuing until the next election of directors by the shareholders.

      Wheaton. Under the OBCA, subject to the articles of the corporation, a vacancy among the directors may be filled at a meeting of shareholders or by a quorum of directors except when the vacancy results from an increase in the number or minimum number of directors, or from a failure to elect the appropriate number of directors required by the articles. Each director appointed or elected to fill a vacancy holds office for the unexpired term of the director’s predecessor.

Quorum for Meetings of the Board of Directors

      New Coeur. New Coeur’s bylaws will provide for a quorum of a majority of the board of directors for purposes of the transaction of business at any meeting of the board of directors, provided, that if less than such majority is present at a meeting, a majority of the directors present may adjourn the meeting from time to time without further notice.

      Wheaton. Under the OBCA, subject to the articles or bylaws of the corporation, a majority of the number of directors or minimum number of directors required by the articles constitutes a quorum at any meeting of directors but in no case shall a quorum be less than two-fifths of the number of directors or minimum number of directors, as the case may be. Where a corporation has fewer than three directors, all directors must be present at any meeting of directors to constitute a quorum.

Annual Meetings of Shareholders

      New Coeur. The bylaws of New Coeur will provide that the annual meeting of shareholders will be held on the second Tuesday of May of each year at 9:30 a.m., or at such other time or such other day as shall be fixed by the board of directors.

      Wheaton. Under the OBCA, the directors of a corporation shall call an annual meeting of shareholders not later than 15 months after holding the last preceding annual meeting.

Special Meetings of Shareholders

      New Coeur. Under the bylaws of New Coeur, special meetings of the shareholders, for any purpose or purposes, may be called by the President or the board of directors, and shall be called by the President at the request of the holders of not less than one-fifth of all outstanding shares entitled to vote at the meeting.

      Wheaton. Under the OBCA, the directors of a corporation may at any time call a special meeting of shareholders. Further, the holders of not less than 5% of the issued shares of a corporation that carry the right to vote at a meeting sought to be held may requisition the directors to call a meeting of shareholders. Upon meeting the technical requirements set out in the OBCA for making such a requisition, the directors of the corporation must call a meeting of shareholders. If they do not, the shareholders who made the requisition may call the meeting.

Quorum for Meetings of the Shareholders

      New Coeur. New Coeur’s bylaws will provide that the presence in person or by proxy of the holders of a majority of the outstanding shares entitled to vote at a meeting constitutes a quorum for that meeting. If less than a majority of the outstanding shares are represented at a meeting, a majority of the shares so represented may adjourn the meeting from time to time without further notice. The shareholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough shareholders to leave less than a quorum.

      Wheaton. Wheaton’s bylaws provide that the presence in person or by proxy of the holders of 33 1/3% of the outstanding shares entitled to vote thereat will constitute a quorum for a meeting. If a quorum is not present at the time appointed for a meeting, a majority of the shares so represented may adjourn the meeting to a fixed time and place but may not transact other business. If a quorum is present at the opening of a meeting of the shareholders, the shareholders present may proceed with the business of the meeting even if a quorum is not present throughout the meeting.

Certain Voting Requirements

      New Coeur. Under the New Coeur bylaws, except as otherwise provided by the New Coeur articles of incorporation or by applicable law, action by New Coeur shareholders generally will be taken by the affirmative vote, at a meeting at which a quorum is present, of a majority of the votes cast on that action, including certain extraordinary actions, such as mergers, consolidations and amendments to the New Coeur charter. However, the New Coeur articles of incorporation requires the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock to approve an amendment of certain articles in the articles of incorporation. The articles of incorporation also will require the affirmative vote of at least 80% of all outstanding shares entitled to vote to approve a Business Combination (as defined in the New Coeur articles of incorporation) involving specific related persons, unless such transaction is approved by the Continuing Directors (as defined in the New Coeur articles of incorporation) and certain price and procedure requirements for the transaction are met.

      Each share of New Coeur common stock will entitle the holder to one vote on each matter upon which shareholders have the right to vote.

      Wheaton. Under the OBCA, certain extraordinary corporate actions, such as certain amalgamations (other than with a direct or indirect wholly-owned subsidiary), continuances, and sales, leases or exchanges of all or substantially all the property of a corporation other than in the ordinary course of business, and other extraordinary corporate actions such as liquidations, dissolutions and (if ordered by a court) arrangements, are required to be approved by special resolution. A special resolution is a resolution passed at a meeting by not less than 66 2/3% of the votes cast by the shareholders who voted in respect of the resolution. In certain cases, a special resolution to approve an extraordinary corporate action is also required to be approved separately by the holders of a class or series of shares, including in certain cases a class or series of shares not otherwise carrying voting rights.

      Each common share in the capital of Wheaton entitles the holder to one vote on each matter upon which shareholders have the right to vote.

Shareholder Action by Written Consent

      New Coeur. Under the New Coeur bylaws, any action required or permitted to be taken at a meeting of the shareholders may be taken without a meeting if a consent in writing, setting forth the action so taken shall be signed by all of the shareholders entitled to vote with respect to the subject matter thereof.

      Wheaton. Under the OBCA, shareholder action without a meeting may only be taken by written resolution signed by all shareholders who would be entitled to vote thereon at a meeting.

Amendments of Articles of Incorporation

      New Coeur. The IBCA provides that a corporations articles of incorporation, except with respect to certain ministerial amendments, in which case the board of directors enact the amendment, may be amended in the following manner. The corporation’s board of directors may propose one or more amendments to the articles of incorporation for submission to the shareholders. For the amendment to be adopted: (i) the board of directors must recommend the amendment to the shareholders unless the board of directors determines that because of conflict of interest or other special circumstances it should make no recommendation and communicates the basis for its determination to the shareholders with the amendment; and (ii) the shareholders entitled to vote on the amendment must approve the amendment as provided in the following sentence. Unless the articles of incorporation, or the board of directors in proposing such amendment, require a greater vote or a vote by voting groups, the amendment to be adopted must be approved by: (i) a majority of the votes entitled to be cast on the amendment by any voting group with respect to which the amendment would create dissenters’ rights; and (ii) the votes required by every other voting group entitled to vote on the amendment.

      The New Coeur articles of incorporation require the affirmative vote of the holders of not less than 80% of the outstanding shares of voting stock to approve an amendment of certain articles in the articles of incorporation dealing with transactions with interested shareholders (as defined in the New Coeur articles of incorporation).

      Wheaton. Under the OBCA, any amendment to the articles generally requires approval by special resolution, being a resolution passed at a special meeting of the shareholders by at least 66 2/3% of the votes cast.

Amendments of Bylaws

      New Coeur. The IBCA provides that a corporation’s board of directors may amend or repeal the corporation’s bylaws unless: (i) the articles of incorporation reserve this power exclusively to the shareholders in whole or part; or (ii) the shareholders in amending or repealing a particular bylaw provide expressly that the board of directors may not amend or repeal that bylaw. The IBCA also provides that a corporation’s shareholders may amend or repeal the corporation’s bylaws even though the bylaws may also be amended or repealed by its board of directors.

      New Coeur’s bylaws will provide that they may be altered, amended or repealed and any new bylaws may be adopted by the Board of Directors subject to repeal or change by the shareholders at any regular or special meeting.

      Wheaton. The OBCA provides that, unless the articles or bylaws otherwise provide, the directors may, by resolution, make, amend or repeal any bylaws that regulate the business or affairs of a corporation. Where the directors make, amend or repeal a bylaw, they are required under the OBCA to submit the bylaw, amendment or repeal to the shareholders at the next meeting of shareholders, and the shareholders may confirm, reject or amend the bylaw, amendment or repeal by an ordinary resolution, which is a resolution passed by a majority of the votes cast by shareholders who voted in respect of the resolution. If the directors of a corporation do not submit a bylaw, an amendment or a repeal to the shareholders at the next meeting of shareholders, the bylaw, amendment or repeal will cease to be effective, and no subsequent resolution of the directors to adopt, amend or repeal a bylaw having substantially the same purpose and effect is effective until it is confirmed or confirmed as amended by the shareholders.

Business Combinations

      New Coeur. As explained above under “Certain Voting Requirements,” the New Coeur articles of incorporation will require the affirmative vote of at least 80% of all outstanding shares entitled to vote to approve a Business Combination (as defined in the New Coeur articles of incorporation) involving specific related persons, unless such business combination is approved by the Continuing Directors (as defined in the New Coeur articles of incorporation) and certain price and procedure requirements for such business combination are met.

      Wheaton. Policies of certain Canadian securities regulatory authorities, including OSC Rule 61-501 of the Ontario Securities Commission, contain requirements in connection with “business combinations” and “related party transactions.” A “business combination” means, generally, an amalgamation, arrangement, consolidation or any transaction, as a consequence of which the interest of a shareholder may be terminated without consent, regardless of whether the equity security is replaced with another security. A related party transaction means, generally, any transaction by which an issuer, directly or indirectly, acquires or transfers an asset or acquires or issues treasury securities or assumes or transfers a liability from or to, as the case may be, a related party by any means in any one or any combination of transactions. “Related party” is defined in OSC Rule 61-501 and includes directors, senior officers and holders of at least 10% of the voting securities or of a sufficient number of any securities of the issuer to materially affect control of the issuer.

      OSC Rule 61-501 requires more detailed disclosure in the proxy material sent to shareholders in connection with a business combination or related party transaction, and, subject to certain exceptions, the preparation of a formal valuation of the subject matter of the transaction and any non-cash consideration offered therefor and the inclusion of a summary of the valuation in the proxy material. OSC Rule 61-501 also requires that, subject to certain exceptions, an issuer shall not engage in a business combination or related party transaction unless minority approval for the related party transaction has been obtained.

Rights Plan

      New Coeur. On May 11, 1999, Coeur adopted a shareholder rights plan (the “Plan”). In connection with the Coeur reorganization, New Coeur will assume the Plan. The Plan entitles each holder of New Coeur’s common stock to one right. Each right will entitle the holder to purchase one one-hundredth of a share of newly authorized Series B Junior Preferred Stock. The exercise price is $100, making the price $10,000 per full preferred share. The rights will not be exercisable or detachable from the New Coeur common stock until ten business days after a person or group acquires 20% or more (or commences a tender or exchange offer for 20% or more) of the outstanding New Coeur common stock. Each right also carries the right to receive upon exercise that number of shares of New Coeur common or preferred stock which has a market value equal to two times the exercise price. Each preferred share issued is entitled to receive 100 times the dividend declared per share of common stock and 100 votes for each share of common stock and is entitled to 100 times the liquidation payment made per share of common stock. New Coeur’s board of directors may elect to redeem the rights prior to their exercisability at a price of $0.01 per right. The rights will expire on May 24, 2009, unless earlier redeemed or exchanged by New Coeur.

      Wheaton. Based on Wheaton’s publicly available information as of the date of this offer to purchase, Coeur does not believe that Wheaton has adopted a shareholder rights plan.

Dissenters’ or Appraisal Rights

      New Coeur. Under the IBCA, appraisal rights are available in connection with the following actions in which shareholder approval is required:

•	an amendment to the articles that reduces the number of shares of a class owned by the shareholder to a fraction and the corporation has a right to repurchase the fractional share;

•	certain plans of merger or exchange;

•	a disposition of assets that would leave the corporation without a significant continuing business activity; or

•	any other amendment to the articles of incorporation, merger, share exchange or disposition of assets as provided by the corporation’s articles of incorporation, bylaws or action by the board of directors.

      Appraisal rights are not available to holders of shares which are listed on the NYSE unless (i) the holders of such shares are being forced, in the context of a merger, share exchange or other corporate action, to accept as consideration shares of a company not listed on the NYSE or the AMEX or (ii) the shares of the corporation are being acquired by someone, who in the year preceding the transaction was an officer or director of the corporation or was the beneficial owner of 20% or more of the voting power of the corporation.

      Wheaton. The OBCA provides that shareholders of a corporation governed thereunder who are entitled to vote on certain matters are entitled to exercise dissent rights and to be paid the fair value of their shares in connection therewith. The OBCA does not distinguish for this purpose between listed and unlisted shares. Such matters include:

(i)	any amalgamation with another corporation (other than with certain affiliated corporations);

(ii)	an amendment to the corporation’s articles to add, change or remove any provisions restricting the issue, transfer or ownership of shares;

(iii)	an amendment to the corporation’s articles to add, change or remove any restriction upon the business or businesses that the corporation may carry on;

(iv)	a continuance under the laws of another jurisdiction;

(v)	a sale, lease or exchange of all or substantially all the property of the corporation other than in the ordinary course of business;

(vi)	a court order permitting a shareholder to dissent in connection with an application to the court for an order approving an arrangement proposed by the corporation; or

(vii)	certain amendments to the articles of a corporation which require a separate class or series vote, provided that a shareholder is not entitled to dissent if an amendment to the articles is effected by a court order approving a reorganization or by a court order made in connection with an action for an oppression remedy.

Oppression Remedy

      New Coeur. The IBCA does not provide for an oppression remedy.

      Wheaton. The OBCA provides an oppression remedy that enables a court to make any order, both interim and final, to rectify the matters complained of if the court is satisfied upon application by a complainant (as defined below) that:

(i)	any act or omission of the corporation or an affiliate effects a result;

(ii)	the business or affairs of the corporation or an affiliate are or have been carried on or conducted in a manner; or

(iii)	the powers of the directors of the corporation or an affiliate are or have been exercised in a manner,

that is oppressive or unfairly prejudicial to or that unfairly disregards the interest of any security holder, creditor, director or officer of the corporation.

      A complainant includes:

(i)	a present or former registered holder or beneficial owner of securities of a corporation or any of its affiliates;

(ii)	a present or former officer or director of the corporation or any of its affiliates; and

(iii)	any other person who in the discretion of the court is a proper person to make such application.

      The oppression remedy provides the court with an extremely broad and flexible jurisdiction to intervene in corporate affairs to protect shareholders and other complainants. While conduct which is in breach of fiduciary duties of directors or that is contrary to the legal right of a complainant will normally trigger the court’s jurisdiction under the oppression remedy, the exercise of that jurisdiction does not depend on a finding of a breach of such legal and equitable rights. Furthermore, the court may order a corporation to pay the interim expenses of a complainant seeking an oppression remedy, but the complainant may be held accountable for such interim costs on final disposition of the complaint (as in the case of a derivative action). The complainant is not required to give security for costs in an oppression action.

Shareholder Derivative Actions

      New Coeur. Under the IBCA, a shareholder may bring a derivative action on behalf of the corporation, so long as the shareholder (i) was a shareholder of the corporation at the time of the act or omission complained of or became a shareholder through transfer by operation of law from someone who was a shareholder at the time of the act or omission complained of and (ii) fairly and adequately represents the interests of the corporation in enforcing the rights of the corporation. Prior to commencing a derivative action, a shareholder must make a written demand upon the corporation to take suitable action with regard to an act or omission and 90 days must have passed from the date of the demand, provided, however, the shareholder need not wait for the 90-day period to expire if the corporation notifies the shareholder that the demand has been rejected or waiting the full 90 days would cause the corporation irreparable harm. The court in a derivative action will stay the proceeding if the corporation commences an inquiry into the allegations made in the demand or the complaint. The court shall dismiss a derivative action if (i) a majority of the independent directors of the corporation, (ii) a special committee consisting of independent directors or (iii) a panel of independent individuals appointed by the court, determines in good faith, after a reasonable inquiry, that the maintenance of a derivative action is not in the best interests of the corporation. The settlement or discontinuance of a derivative action must be approved by the court in the action. Upon termination of a derivative action, the court may order the corporation to pay the plaintiff’s reasonable expenses, including attorney’s fees, if the court finds the proceeding has resulted in a substantial benefit to the corporation.

      Wheaton. Under the OBCA, a complainant may apply to the court for leave to bring an action in the name of and on behalf of a corporation or any subsidiary, or to intervene in an existing action to which any such corporation or subsidiary is a party, for the purpose of prosecuting, defending or discontinuing the action on behalf of the corporation or subsidiary. Under the OBCA, no action may be brought and no intervention in an action may be made unless the court is satisfied that the complainant has given 14 days notice to the directors of the corporation or its subsidiary of the complainant’s intention to apply to the court and (i) the directors of the corporation or its subsidiary do not bring, diligently prosecute or defend or discontinue the action; (ii) the complainant is acting in good faith; and (iii) it appears to be in the interests of the corporation or its subsidiary that the action be brought, prosecuted, defended or discontinued. Where a complainant makes an application without having given the required notice, the OBCA permits the court to make an interim order pending the complainant giving the required notice, provided that the complainant can establish that at the time of seeking the interim order it was not expedient to give the required notice.

      Under Canadian law, the court in a derivative action may make any order it thinks fit. In addition, under Canadian law, a court may order a corporation or its subsidiary to pay the complainant’s interim costs, including reasonable legal fees and disbursements. Although the complainant may be held accountable for the interim costs on final disposition of the complaint, it is not required to give security for costs in a derivative action.

Fiduciary Duties of Directors

      New Coeur. Under the IBCA, directors must act in good faith and in a manner the director reasonably believes to be in the best interests of the corporation.

      Wheaton. Directors of corporations governed by the OBCA have fiduciary obligations to the corporation. Under the OBCA, the duty of loyalty requires directors of a corporation to act honestly and in good faith with a view to the best interests of the corporation, and the duty of care requires that the directors exercise the care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Indemnification of Officers and Directors

      New Coeur. Under Title 30, Section 30-1-851 of the Idaho Code and Article XIII of New Coeur’s bylaws, New Coeur’s directors and officers may be indemnified against certain liabilities which they may incur in their capacities as such. The material terms of the indemnification provisions are indemnification:

•	with respect to civil, criminal, administrative or investigative proceedings brought because the defendant is or was serving as an officer, director, employee or agent of New Coeur;

•	for judgments, fines and amounts paid in settlement reasonably incurred;

•	if the defendant acted in good faith and reasonably believed in the case of conduct in his official capacity that his conduct was in the best interests of New Coeur, and in all other cases that his conduct was at least not opposed to the best interests of New Coeur; and

•	if, with respect to a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

      Attorney’s fees are included in such indemnification to the extent the indemnified party is successful on the merits in defense of the proceeding. If the foregoing criteria are met, indemnification also applies to a suit threatened or pending by New Coeur against the officer, director, employee or agent with respect to attorney’s fees unless there is negligence on the part of the indemnified party. Indemnification is made only upon a determination by New Coeur that it is proper under the circumstances because the applicable standard is met. The determination shall be made by a majority vote of:

•	a quorum of the board of directors consisting of those persons who are not parties to the proceeding;

•	if such a quorum is not available, by independent legal counsel in writing; or

•	by the shareholders.

      Expenses for defense may be paid in advance of final disposition of the proceeding if the indemnified party provides a written affirmation of his good faith belief that he has met the relevant standard of conduct under the Idaho Code and further provides a written undertaking to repay such amounts if it is determined that the applicable standard has not been met. New Coeur also has an officers’ and directors’ liability insurance policy. This insurance policy contains a limit of liability of $10 million with a retention to New Coeur of $500,000, on a claims made basis. The policy covers claims against officers and directors for “wrongful acts” and also reimburses New Coeur to the extent New Coeur indemnifies officers and directors in accordance with applicable law and its bylaws. “Wrongful act” is defined to mean any breach of duty, neglect, error, misstatement, misleading statement, omission or act by the directors or officers of New Coeur in their respective capacities as such, or any matter claimed against them solely by reason of their status as directors or officers of New Coeur. The policy contains numerous exclusions of liability which are exceptions to coverage.

      Wheaton. Under the OBCA, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (an ‘indemnifiable person’), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or such body corporate, if: (i) he or she acted honestly and in good faith with a view to the best interests of such corporation; and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. An indemnifiable person is entitled under the OBCA to such indemnity from the corporation if he or she was substantially successful on the merits in his or her defense of the action or proceeding and fulfilled the conditions set out in (i) and (ii) above. A corporation may, with the approval of a court, also indemnify an indemnifiable person in respect of an action by or on behalf of the corporation or body corporate to procure a judgment in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set forth in (i) and (ii), above.

Director Liability

      New Coeur. The articles of incorporation of New Coeur provide, as permitted by the IBCA, that no director shall be personally liable to the corporation or its shareholders for money damages for any action taken, or any failure to take any action, as a director; provided, however, that the liability of a director shall not be eliminated for (i) the amount of a financial benefit received by a director to which he is not entitled, (ii) an intentional infliction of harm on the corporation or the shareholders, (iii) the approval of an unlawful distribution by the corporation under the IBCA, or (iv) an intentional violation of criminal law.

      Wheaton. The OBCA does not permit the limitation of a director’s liability for breach of fiduciary liability.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      Coeur files annual, quarterly and special reports, proxy statements and other information with the SEC. Wheaton is subject to the reporting requirements of the Securities Exchange Act of 1934, as amended, applicable to foreign private issuers and accordingly files or furnishes reports, including annual reports on Form 40-F, reports on Form 6-K and other information with the SEC. Shareholders may read and copy this information at the SEC’s public reference room located at 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549.

      Shareholders may obtain information on the operation of the Public Reference Rooms by calling the SEC at 1-800-SEC-0330. Shareholders may also obtain copies of this information by mail from the Public Reference Section of the SEC, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, at prescribed rates.

      The SEC also maintains a website at www.sec.gov from which any electronic filings made by Coeur or Wheaton may be obtained without charge.

      Coeur filed a registration statement on Form S-4 with the SEC under the Securities Act of 1933, as amended, to register the New Coeur common stock and Exchangeable Shares to be issued pursuant to Coeur’s offer to purchase and the acquisition transaction.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows Coeur to “incorporate by reference” information into this offer to purchase. This means that Coeur can disclose important information about Coeur and Wheaton and Coeur’s and Wheaton’s financial condition to you by referring you to another document filed separately with the SEC. The information incorporated by reference is considered to be part of this offer to purchase, except for any information that is superseded by information that is included directly in this document. The following documents filed with the SEC are incorporated by reference in this offer to purchase:

Coeur d’Alene Mines Corporation:

•	Coeur’s Annual Report on Form 10-K/A for the fiscal year ended December 31, 2003, filed with the SEC August 19, 2004;

•	Coeur’s Quarterly Report on Form 10-Q/A for the quarter ended June 30, 2004 filed with the SEC August 19, 2004;

•	Coeur’s Quarterly Report on Form 10-Q/A for the quarter ended March 31, 2004 filed with the SEC August 19, 2004;

•	Coeur’s Current Reports on Form 8-K filed on May 28, June 3, and June 23, 2004; and

•	The description of Coeur common stock contained in Coeur’s Registration Statement on Form 8-A (File No. 1-08641), filed March 28, 1990, and any amendments or reports filed for the purpose of updating that description.

Wheaton River Minerals Ltd.:

•	Wheaton’s Annual Report on Form 40-F filed on May 18, 2004 (except for the report of Wheaton’s independent accountants contained therein, which is not incorporated by reference because the consent of Wheaton’s accountants to such incorporation by reference has not been obtained to date); and

•	Wheaton’s Reports of Foreign Issuer on Form 6-K, filed on April 26, May 17, June 2, June 3, June 4, June 7, June 8 (2 reports), June 10, June 14, June 17, June 21 (2 reports), June 23 (2 reports), June 24, 2004 and August 6, 2004.

      Whenever Coeur or Wheaton files reports or documents under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this offer to purchase, those reports and documents will be deemed to automatically be incorporated into and become a part of this offer to purchase. Any information contained in such subsequently filed reports that updates, modifies, supplements or replaces information contained in this offer to purchase automatically shall supersede and replace such information. Any information that is modified or superseded by a subsequently filed report or document shall not be deemed, except as so modified or superseded, to constitute a part of this offer to purchase.

      You may request a copy of these filings incorporated herein by reference, including exhibits to such documents that are specifically incorporated by reference, at no cost, by writing or calling Coeur at the following address or telephone number:

Corporate Secretary

Coeur d’Alene Mines Corporation
400 Coeur d’Alene Mines Building
505 Front Avenue
Coeur d’Alene, Idaho 83814
(208) 667-3511

      Documents filed electronically by Coeur or Wheaton with the SEC also may be obtained without charge at the SEC’s website at www.sec.gov.

      Statements contained in this offer to purchase as to the contents of any contract or other documents are not necessarily complete, and in each instance investors are referred to the copy of the contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference and the exhibits and schedules thereto.

LEGAL MATTERS

      The legality of the New Coeur common stock offered hereby will be passed upon for the Offerors by William F. Boyd, Esq. The validity of the Exchangeable Shares offered hereby will be passed upon for the Offerors by Stewart McKelvey Stirling Scales, Saint John, New Brunswick. The opinions contained under the heading “MATERIAL CANADIAN FEDERAL INCOME TAX CONSIDERATIONS” have been provided by Goodmans LLP, Toronto, Ontario. The opinions contained under the heading “MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS” have been provided by Gibson, Dunn & Crutcher LLP.

EXPERTS

      The consolidated financial statements of Coeur d’Alene Mines Corporation as and for the years ended December 31, 2003 and 2002, the balance sheet of Coeur Canadian Acquisition Corporation as of July 31, 2004, and the balance sheet of Coeur d’Alene Mines Holdings Company as of July 31, 2004 have been included in Appendices C, D and H, respectively, herein in reliance upon the reports of KPMG LLP, independent registered accounting firm, appearing elsewhere herein and upon the authority of said firm as experts in accounting and auditing.

      The audit report covering the December 31, 2003 and 2002 financial statements refers to the adoption of Statement of Financial Accounting Standards No. 143, Accounting for Asset Retirement Obligations, as of January 1, 2003, and also refers to a restatement of the consolidated financial statements as of and for the years ended December 31, 2003 and 2002.

      The consolidated financial statements of Wheaton River Minerals Ltd included elsewhere in this registration statement have been audited by Deloitte & Touche LLP, independent registered chartered accountants, as stated in their reports appearing herein and elsewhere in the registration statement, and are included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

OFFEREES’ STATUTORY RIGHTS

      Securities legislation in certain of the provinces and territories of Canada provides holders of Wheaton common shares with, in addition to any other rights they may have at law, rights of rescission or to damages, or both, if there is misrepresentation in a circular or a notice that is required to be delivered to such shareholders. However, such rights must be exercised within prescribed time limits. Holders of Wheaton common shares should refer to the applicable provisions of the securities legislation of their province or territory for particulars of those rights or consult with a lawyer.

APPENDIX A

INFORMATION CONCERNING COEUR D’ALENE MINES CORPORATION

INTRODUCTION

      Coeur d’Alene Mines Corporation is the world’s largest primary silver producer and is a significant, low-cost producer of gold. It is engaged, through its subsidiaries, in the operation and/or ownership, development and exploration of silver and gold mining properties and companies located primarily within the United States (Nevada, Idaho and Alaska), South America (Chile, Argentina and Bolivia) and Africa (Tanzania). Coeur d’Alene Mines Corporation and its subsidiaries are hereinafter referred to collectively as “Coeur” or the “Company.”

      Coeur’s mines are located in southern Chile (the Cerro Bayo Mine), Argentina (the Martha Mine), Nevada (the Rochester Mine) and the Silver Valley region of northern Idaho (the Galena Mine). Coeur owns and operates 100% of these mines. In addition, Coeur owns or leases, either directly or through its subsidiaries, silver and gold development projects in Bolivia (the San Bartolomé silver project) and Alaska (the Kensington gold project). Coeur also controls strategic properties with significant exploration potential close to its existing mining operations. Coeur’s customers are bullion trading banks that purchase silver and gold from Coeur and then sell these metals to end users for use in industry applications such as electronic circuitry, jewelry and silverware production and the manufacture and development of photographic film. In addition, Coeur sells high grade gold and silver concentrates to smelters in Japan and Canada.

      Coeur was incorporated in Idaho in 1928. Its principal executive offices are located at 400 Coeur d’Alene Mines Building, 505 Front Avenue, Coeur d’Alene, Idaho 83814 and its telephone number is (208) 667-3511. Coeur’s website is www.coeur.com. Information contained on the website is not incorporated by reference into this offer to purchase, and shareholders should not consider information contained on the website in considering the offer to purchase.

Corporate Structure

      The following chart illustrates the relationship of Coeur to its principal subsidiaries and indicates their respective jurisdiction of incorporation:

*	Coeur Gold New Zealand, Ltd. holds an 80% interest in the Golden Cross Joint Venture.

OVERVIEW OF MINERAL PROPERTIES AND INTERESTS

Production and Development

      The Company’s material production and development properties consist of the following:

•	Coeur owns 100% of the Rochester Mine, which is a silver and gold surface mining operation located in northwestern Nevada. It is one of the largest and lowest cost of production primary silver mines in the United States. During 1999, the Company acquired the mineral rights to the Nevada Packard property, which is located one and one-half miles south of the Rochester mine, and commenced mining there in the first quarter of 2003.

•	Coeur owns 100% of the Cerro Bayo Mine in southern Chile, which is a high-grade gold and silver underground mine. The Cerro Bayo deposit was discovered during 2000 and exploration drilling continued thereafter. Initial mining operations commenced in late 2001 and processing started in April 2002.

•	Coeur owns 100% of the capital stock of Compania Minera Polimet, S.A. (“Polimet”) in Argentina, which owns and operates the high-grade Martha silver mine located 270 miles southeast of the Cerro Bayo Mine in Chile. Mining operations commenced at the Martha Mine in June 2002.

•	Coeur owns 100% of the capital stock of Coeur Silver Valley (“Silver Valley”), which owns and operates the Galena underground silver mine and owns the Coeur underground silver mine that discontinued operations on July 2, 1998. In addition, Silver Valley owns the Caladay property that adjoins the Galena Mine and has operating control of several contiguous exploration properties in the Coeur d’Alene Silver Mining District of Idaho.

•	Coeur owns 100% of Empressa Minera Manquiri S.A. (“Manquiri”), a Bolivian company that controls the mining rights for the San Bartolomé project, which is a silver property in Bolivia where an updated feasibility study is scheduled for completion in 2004.

•	Coeur owns 100% of the Kensington Property, located north of Juneau, Alaska, which is a development-stage property where an updated feasibility study was completed in 2004.

      Coeur also has interests in other properties which are the subject of silver or gold exploration activities at which no mineable ore reserves have yet been delineated.

Exploration

      The Company, either directly or through its wholly-owned subsidiaries, owns, leases or has interests in certain exploration-stage mineral properties located in the United States, Chile, Argentina, Tanzania and Bolivia. In keeping with the Company’s overall efforts to focus its resources, the Company devoted substantially all of its 2003 exploration efforts to targets on or near certain of its existing properties, where infrastructure and production facilities are already in place.

      Certain scientific and technical information with respect to each of these properties is disclosed in Appendix B (Certain Information Regarding Mining Properties of Coeur d’Alene Mines Corporation).

SUMMARY OF MINERAL RESERVES AND MINERAL RESOURCES

      The following reserve and resource information in respect of the Cerro Bayo, Martha, Silver Valley, Rochester and Kensington properties was reviewed by Coeur Senior Vice President of Exploration, Donald Birak, who is a qualified person under National Instrument 43-101 of the Canadian Securities Administrators. The following reserve and resource information in respect of the San Bartolomé property was reviewed by Coeur’s Chief Mine Engineer, Gregory Blaylock, who is a qualified person under National Instrument 43-101 of the Canadian Securities Administrators. These reviews took place during the preparation of technical reports in respect of each of these properties. For each property, the mineral resources disclosed are in addition to disclosed mineral reserves. Mineral resources which are not mineral reserves do not have a demonstrated economic viability.

      The estimates in respect of the Rochester, Cerro Bayo, Martha, Silver Valley and San Bartolomé properties are as of January 1, 2004. The estimate in respect of the Kensington property is as of June 15, 2004. All mineral reserves and mineral resources are classified in accordance with the definitions set forth in “CIM Standards on Mineral Resources and Mineral Reserves — Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000. These definitions are set forth in Appendix B (Certain Information Regarding Mining Properties of Coeur d’Alene Mines Corporation).

      U.S. shareholders are cautioned that, although National Instrument 43-101 requires disclosure in Canada of measured, indicated and inferred mineral resources, the U.S. Securities and Exchange Commission does not recognize these classification categories for U.S. reporting purposes.

Proven Mineral Reserves

		Au Grade	Ag Grade	Au Ounces	Ag Ounces
Property	Tons	(Oz/Ton)	(Oz/Ton)	(Contained)	(Contained)

Cerro Bayo	293,292	0.153	8.10	44,800	2,375,000
Martha	9,590	0.104	93.92	1,000	900,700
Silver Valley	368,295	—	22.25	—	8,192,855
Rochester	29,912,000	0.009	0.90	265,000	27,041,000

Probable Mineral Reserves

		Au Grade	Ag Grade	Au Ounces	Ag Ounces
Property	Tons	(Oz/Ton)	(Oz/Ton)	(Contained)	(Contained)

Cerro Bayo	351,634	0.139	8.53	48,900	3,001,000
Martha	6,504	0.077	68.87	500	447,900
Silver Valley	348,257	—	20.79	—	7,239,484
Rochester	2,651,000	0.007	0.96	18,000	2,555,000
San Bartolome	35,274,000	—	3.48	—	122,816,000
Kensington	4,206,000	0.250	—	1,050,000	—

Measured Mineral Resources

		Au Grade	Ag Grade	Au Ounces	Ag Ounces
Property	Tons	(Oz/Ton)	(Oz/Ton)	(Contained)	(Contained)

Cerro Bayo	169,754	0.172	11.06	29,300	1,867,000
Martha	772	0.048	97.02	37	73,000
Silver Valley	607,218	0.003	10.76	1,666	6,538,649
Rochester	33,238,000	0.006	0.76	184,000	25,216,000

Indicated Mineral Resources

		Au Grade	Ag Grade	Au Ounces	Ag Ounces
Property	Tons	(Oz/Ton)	(Oz/Ton)	(Contained)	(Contained)

Cerro Bayo	2,519,858	0.085	3.82	212,100	9,455,000
Martha	2,094	0.050	96.87	100	207,700
Silver Valley	549,137	0.003	11.26	1,454	6,184,010
Rochester	6,954,000	0.006	0.82	38,000	5,720,000
San Bartolome	—	—	—	—	—
Kensington	617,000	0.436	—	269,000	—

Inferred Mineral Resources

		Au Grade	Ag Grade	Au Ounces	Ag Ounces
Property	Tons	(Oz/Ton)	(Oz/Ton)	(Contained)	(Contained)

Cerro Bayo	785,940	0.114	6.94	90,700	5,461,000
Martha	20,723	0.086	75.81	1,800	1,566,800
Silver Valley	1,096,022	0.002	10.86	1,754	11,911,188
Rochester	135,000	0.002	1.85	270	252,000
San Bartolome	238,000	—	4.16	—	990,080
Kensington	2,499,000	0.234	—	584,000	—

      Reference is made to Appendix B (Certain Information Regarding Mining Properties of Coeur d’Alene Mines Corporation) for additional information in respect of the mineral reserve and mineral resource estimates for each property, including pricing assumptions, cut-off grades and other parameters, assumptions and methods used to prepare the estimates. For consistency of presentation, tonnages and grades in the above tables are expressed using imperial units of measure. The reserve and resource estimates disclosed in Appendix B in respect of certain of Coeur’s properties use metric units of measure to express tonnages and grades. See the “Conversion Table” in Appendix B for metric/imperial conversion factors.

RECENT DEVELOPMENTS

      Recent developments in the Company’s performance and operations include:

•	In January, 2004, Coeur raised $180 million through the sale of 1 1/4% Convertible Senior Notes due January 2024. As a result, cash and short-term investments at June 30, 2004 totaled $226.9 million.

•	Standard and Poor’s rating agency upgraded Coeur’s rating to B- during the first quarter of 2004.

•	On June 22, 2004, Coeur reported that it had received the final environmental permits for its San Bartolomé Silver Project in Bolivia and that the draft NPDES permit had been issued by the EPA for its Kensington Gold Project in Alaska.

•	On July 5, 2004, Coeur announced that it had bolstered its executive team by hiring Raymond Threlkeld as Coeur’s President of South American Operations and Alan Wilder as Senior Vice President of Project Development to manage Coeur’s growing South American presence and development of new mines.

•	On August 2, 2004, Coeur announced that the board of directors of the Overseas Private Investment Corporation (OPIC) approved up to $135 million in political risk insurance for Coeur’s San Bartolome silver project in Bolivia.

•	On August 9, 2004, Coeur reported second quarter and six month results on August 9th. Highlights of the Company’s performance include:

•	A $4.0 million increase in cash flow from operations during the second quarter of 2004 compared to the second quarter of 2003;

•	A net loss of $7.1 million during the first six months of 2004 compared to a net loss of $35.8 million during the first six months of 2003;

•	Silver production of 6.8 million ounces and gold production of 49,960 ounces during the first six months of 2004;

•	A 20% decline in the estimated capital costs at its San Bartolome development project and a 5% decrease in the projected operating costs; and

•	Completion of the feasibility study at the Company’s Kensington development project.

BUSINESS STRATEGY

      The Company’s business strategy is to capitalize on the ore reserve/mineralized material bases located at its operating mines and the expertise of its management team to become the leading primary silver production company through long-term, cash flow generating growth. The principal elements of the Company’s business strategy are to: (i) increase the Company’s silver production and reserves in order to remain the nation’s largest primary silver producer and one of the world’s larger primary silver producers; (ii) decrease cash costs and increase production at the Company’s existing silver mining operations; (iii) transform development-stage properties into producing mines; (iv) acquire operating mines, exploration and/or development properties with a view to reducing the Company’s cash and total costs, provide short-term positive cash flow return and expand its silver production base and reserves; and (v) continue to explore for new silver and gold discoveries primarily near its existing mine sites and evaluate new opportunities to expand its production through acquisitions and exploration.

SOURCES OF REVENUE

      The Rochester Mine, Cerro Bayo/ Martha Mine and Silver Valley’s Galena Mine, each operated by the Company, constituted the Company’s principal sources of mining revenues in 2003. The following table sets forth information regarding the percentage contribution to the Company’s total revenues (i.e., revenues from the sale of concentrates and doré plus other income) by the sources of those revenues during the past five years:

		Percentage of Total Revenues in
	Coeur Percentage	Years Ended December 31,
	Ownership at
Mine/Company	December 31, 2003	2003	2002	2001	2000	1999

Rochester Mine	100%	39.9%	54.1%	68.2%	51.3%	49.2%
Cerro Bayo/ Martha Mines(1)	100	43.7	15.2	0.2	9.6	8.0
Galena Mine(2)	100	14.9	26.4	22.0	17.0	4.6
Petorca Mine(3)	—	—	—	7.0	6.5	8.0
Yilgarn Star Mine(4)	—	—	—	(1.2)	9.2	9.2
Golden Cross Mine(5)	—	—	—	—	—	19.4
Other	—	1.5	4.3	3.8	6.4	1.6

		100%	100%	100%	100%	100%

(1)	The Company closed the original Fachinal Mine in 2000 and subsequently commenced operations at the Cerro Bayo Mine, located within the same property package, in April 2002. Revenues include the sale of production from the Martha mine.

(2)	The Company increased its ownership interest in Silver Valley’s Galena mine from 50% to 100%, and commenced accounting for Silver Valley on a fully consolidated basis on September 9, 1999.

(3)	The Company closed the Petorca Mine in August 2001 and sold its interest on August 30, 2002. The Company’s interest in the Petorca Mine was 100% prior to the sale.

(4)	This mine was 50% owned by Gasgoyne Gold Mines NL (“Gasgoyne”). Coeur’s interest in Gasgoyne’s revenue was 50% during the above periods prior to the Company’s sale of Gasgoyne on February 7, 2001. The Company’s interest in Gasgoyne was reported in accordance with the equity method.

(5)	The Company discontinued mining and milling operations at the Golden Cross Mine in New Zealand, in which it possessed an 80% ownership interest, in April 1998. The revenue received in 1999 represents the net proceeds received from the settlement of the outstanding litigation with Cyprus Amax Mineral Company relating to the Golden Cross mine.

MARKETING AND SALES PROGRAMS

      Coeur has historically sold the gold from its mines both pursuant to forward contracts and at spot prices prevailing at the time of sale, while silver is sold at spot prices prevailing at the time of sale. Entering into forward sale contracts is a strategy which can be used to enhance revenues and/or mitigate some of the risks associated with fluctuating precious metals prices. The Company continually evaluates the potential benefits of engaging in these strategies based on the then current market conditions. Coeur had no future silver production hedged at December 31, 2003 and has no plans to hedge its silver in the future. In order to ensure that planned revenues from the sale of gold are realized and to reduce the impact of any declines in gold prices, the Company has from time-to-time established the prices to be received in the future for a portion of its gold production by entering into forward sales agreements. At December 31, 2003, approximately 13% of the Company’s estimated annual production of gold over the next year was committed under the Company’s gold hedging program. During the first quarter of 2004, Coeur closed out all of its outstanding forward gold sales contracts. For further details of the Company’s gold sales program please refer to Note O — Derivative Financial Instruments and Fair Value Financial Instruments of the Company’s Consolidated Financial Statements and Accompanying Notes.

SILVER AND GOLD PRICES

      The Company’s operating results are substantially dependent upon the world market prices of silver and gold. The Company has no control over silver and gold prices, which can fluctuate widely. The volatility of such prices is illustrated by the following table, which sets forth the high and low prices of silver (as reported by Handy and Harman) and gold (London Final) per ounce during the periods indicated:

	Year Ended December 31,

	2003		2002		2001

	High	Low	High	Low	High	Low

Silver	$5.97	$4.39	$5.12	$4.23	$4.81	$4.06
Gold	$416.25	$319.90	$349.65	$278.45	$293.25	$255.55

GOVERNMENT REGULATION

General

      The Company’s commitment to environmental responsibility has been recognized in 23 awards received since 1987, which included the Dupont/ Conoco Environmental Leadership Award, awarded to the Company on October 1, 1991 by a judging panel that included representatives from environmental organizations and the federal government, the “Star” award granted on June 23, 1993 by the National Environmental Development Association, the Environmental Waikato Regional Council award for Golden Cross environmental initiative granted on May 15, 1995 and in March 2004 the Habitat Restoration Award from the Nevada Division of Wildlife for developing habitat at the Rochester mine. In 1994, the Company’s Chairman and Chief Executive Officer, and in 1997, the Company’s Vice President of Environmental and Governmental Affairs, was awarded the American Institute of Mining, Metallurgical and Petroleum Engineers’ Environmental Conservation Distinguished Service Award.

      The Company’s activities are subject to extensive federal, state and local laws governing the protection of the environment, prospecting, development, production, taxes, labor standards, occupational health, mine safety, toxic substances and other matters. Although such regulations have never required the Company to close any mine and the Company is not presently subject to any material regulatory proceedings related to such matters, the costs associated with compliance with such regulatory requirements are substantial and possible future legislation and regulations could cause additional expense, capital expenditures, restrictions and delays in the development of the Company’s properties, the extent of which cannot be predicted. In the context of environmental permitting, including the approval of reclamation plans, the Company must comply with known standards and regulations which may entail significant costs and delays. Although Coeur has been recognized for its commitment to environmental responsibility and believes it is in substantial compliance with applicable laws and regulations, amendments to current laws and regulations, the more stringent implementation thereof through judicial review or administrative action or the adoption of new laws could have a materially adverse effect upon the Company.

      For the years ended December 31, 2003, 2002 and 2001, the Company expended $4.5 million, $5.3 million and $5.0 million, respectively, in connection with routine environmental compliance activities at its operating properties and expects to expend approximately $3.5 million for that purpose in 2004. Future environmental expenditures will be determined by governmental regulations and the overall scope of the Company’s operating and development activities.

Federal Environmental Laws

      Mining wastes are currently exempt to a limited extent from the extensive set of Environmental Protection Agency (“EPA”) regulations governing hazardous waste, although such wastes may be subject to regulation under state law as a solid or hazardous waste. The EPA plans to develop a program to regulate mining waste pursuant to its solid waste management authority under the Resource Conservation and Recovery Act (“RCRA”). Certain processing and other wastes are currently regulated as hazardous wastes by the EPA under RCRA. The EPA is studying how mine wastes from extraction and benefication should be managed and regulated. If the Company’s mine wastes were treated as hazardous waste or such wastes resulted in operations being designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA” or “Superfund”) for cleanup, material expenditures would be required for the construction of additional waste disposal facilities or for other remediation expenditures. Under CERCLA, any present owner or operator of a Superfund site or an owner or operator at the time of its contamination generally may be held liable and may be forced to undertake remedial cleanup action or to pay for the government’s cleanup efforts. Additional regulations or requirements may also be imposed upon the Company’s tailings and waste disposal in Idaho and Alaska under the Federal Clean Water Act (“CWA”) and state law counterparts, and in Nevada under the Nevada Water Pollution Control Law which implements the CWA. Air emissions are subject to controls under Nevada’s, Idaho’s and Alaska’s air pollution statutes implementing the Clean Air Act.

Proposed Mining Legislation

      Legislation has been presently introduced in the U.S. Congress to change the Mining Act under which the Company holds mining claims on public lands. It is possible that the Mining Act will be amended or be replaced by more onerous legislation in the future. The introduced legislation contains new environmental standards and conditions, additional reclamation requirements and extensive new procedural steps which would be likely to result in delays in permitting. The Forest Service is considering revising its regulations governing operations under the Mining Act on public lands it administers, which may result in additional procedures and environmental conditions and standards on those lands.

      During the last several Congressional sessions, bills have been introduced which would supplant or materially alter the Mining Act. If enacted, such legislation may materially impair the ability of the Company to develop or continue operations which derive ore from federal lands. No such bills have been passed and the extent of the changes, if any, which may be enacted by Congress is not presently known. A significant portion of Coeur’s U.S. mining properties are on public lands. Any reform of the Mining Act or Bureau of Land Management and Forest Service regulations thereunder based on these initiatives could increase the costs of mining activities on unpatented mining claims, and as a result could have an adverse effect on the Company and its results of operations. Until such time, if any, as new reform legislation or regulations are enacted, the ultimate effects and costs of compliance on the Company cannot be estimated.

Foreign Government Regulations

      The mining properties of the Company that are located in Chile and Argentina are subject to various government laws and regulations pertaining to the protection of the air, surface water, ground water and the environment in general, as well as the health of the work force, labor standards and the socioeconomic impacts of mining facilities upon the communities. A recently established State Council for the Environment (CODEMA) has responsibility to define policy, approve plans and programs, control regulatory activities and enforce compliance. The Company believes it is in substantial compliance with all applicable laws and regulations to which it is subject in Chile and Argentina.

      The Republic of Bolivia, where the San Bartolomé project is located, has adopted laws and guidelines for environmental permitting that are similar to those in effect in the United States and other South American countries. The permitting process requires a thorough study to determine the baseline condition of the mining site and surrounding area, an environmental impact analysis, and proposed mitigation measures to minimize and offset the environmental impact of mining operations.

Maintenance of Claims

      At mining properties in the United States, including the Rochester, Kensington, Coeur, Galena and Caladay mines, operations are conducted in part upon unpatented mining claims, as well as patented mining claims. Pursuant to applicable federal law it is necessary, in order to maintain the unpatented claims, to pay to the Secretary of the Interior, on or before August 31 of each year, a claim maintenance fee of $100 per claim. This claim maintenance fee is in lieu of the assessment work requirement contained in the Mining Law of 1872. In addition, in Nevada, holders of unpatented mining claims are required to pay the county recorder of the county in which the claim is situated an annual fee of $3.50 per claim. No maintenance fees are payable for patented claims. Patented claims are similar to land held by an owner who is entitled to the entire interest in the property with unconditional power of disposition. The Bush administration’s budget for fiscal year 2005 proposes raising the maintenance fee for unpatented claims from $100 per claim to $126 per claim per year.

      In Chile, operations are conducted upon mineral concessions granted by the national government. For exploitation concessions (somewhat similar to a U.S. patented claim), to maintain the concession, an annual tax is payable to the government before March 31 of each year in the approximate amount of $1.14 per hectare. For exploration concessions, to maintain the right, the annual tax is approximately $.30 per hectare. An exploration concession is valid for a five-year period. It may be renewed for new periods unless a third party claims the right to explore upon the property, in which event the exploration concession must be converted to an exploitation concession in order to maintain the rights to the concession.

      Minerals are owned by the Argentine government, which allows individual provinces to impose a maximum 3% mine-mouth royalty on mineral production. The first step in acquiring mining rights is filing a cateo, which gives exclusive prospecting rights for the requested area for a period of time, generally up to 3 years. Maximum size of each cateo is 10,000 hectares; a maximum of 20 cateos can be held by a single entity (individual or company) in any one province.

      The holder of a cateo has exclusive right to establish a Manifestation of Discovery (MD) on that cateo, but MD’s can also be set without a cateo on any land not covered by someone else’s cateo. MD’s are filed as either a vein or disseminated discovery. A square protection zone can be declared around the discovery — up to 840 hectares for vein MD or up to 7,000 hectares for a disseminated MD. The protection zone grants the discoverer exclusive rights for an indefinite period, during which the discoverer must provide an annual report presenting a program of exploration work and investments related to the protection zone. An MD can later be upgraded to a Mina (mining claim), which give the holder the right to begin commercial extraction of minerals.

RISK FACTORS

      The following information sets forth information relating to important risks and uncertainties that could materially adversely affect the Company’s business, financial condition or operating results. Additional risks and uncertainties that Coeur does not presently know or that it currently deems immaterial may also impair its business operations.

Risks Relating to Coeur’s Business

      Coeur has incurred losses in the last five years due to several factors, including historically low gold and silver market prices, and may continue to incur losses in the future.

      Coeur has incurred net losses in the last five years, and has had losses from continuing operations in each of those periods. Factors significantly contributing to its losses are:

•	until recently, historically low gold and silver market prices;

•	its deliberate pursuit of a growth policy calling for the acquisition of mining properties and companies and financing such growth principally by incurring convertible indebtedness, thereby increasing interest expense;

•	write-offs for impaired assets in 1999 ($16.2 million), 2000 ($12.2 million), 2001 ($6.1 million), 2002 ($19.0 million) and 2003 ($0.0 million); and

•	losses on the early retirement of debt of $19.1 million in 2002, and $41.6 million in 2003.

      If silver and gold prices decline and Coeur is unable to reduce its production costs, losses may continue. If lower silver and gold prices make mining at the Company’s properties uneconomical, it may be required to recognize additional impairment write-downs, which would increase operating losses and negatively impact results of operations.

Coeur may be required to incur additional indebtedness to fund capital expenditures.

      Coeur has historically financed operations through the issuance of convertible debt and may be required to incur additional indebtedness in the future. In particular, it anticipates that it could reach a final decision to develop the San Bartolomé and Kensington projects in 2004, which would require a capital investment of approximately $200 million. Although Coeur believes that cash on hand will be sufficient to make this level of capital investment, no assurance can be given that additional capital investment will not be required to be made at these or other projects. If Coeur is unable to generate enough cash to finance such additional capital expenditures through operating cash flow and the issuance of common stock, it may be required to issue additional indebtedness. Any additional indebtedness would increase debt payment obligations, and may negatively affect results of operations.

Coeur has not had sufficient earnings to cover fixed charges in recent years and presently expects that situation to continue.

      As a result of net losses, Coeur’s earnings have not been adequate to satisfy fixed charges (i.e., interest, preferred stock dividends and that portion of rent deemed representative of interest) in each of the last five years. The amounts by which earnings were inadequate to cover fixed charges were approximately $29.3 million in 1999, $47.5 million in 2000, $3.1 million in 2001, $80.8 million in 2002 and $66.2 million in 2003, respectively. As of June 30, 2004, Coeur is required to make fixed payments on $180 million principal amount of its 1.25% Convertible Senior Notes due 2024, requiring annual interest payments of approximately $2.25 million until their maturity.

      Coeur expects to satisfy fixed charges and other expense obligations in the future from cash flow from operations and, if cash flow from operations is insufficient, from working capital, which amounted to approximately $250.9 million at June 30, 2003. In the last five years, Coeur has been experiencing negative cash flow from operating activities. The amount of net cash used in operating activities amounted to approximately $5.1 million for the year ended December 31, 2003, $8.5 million in 2002 and $29.9 million in 2001. The availability of future cash flow from operations or working capital to fund the payment of interest on the notes, debentures and other fixed charges will be dependent upon numerous factors, including results of operations, silver and gold prices, levels and costs of production at the Company’s mining properties, the amount of capital expenditures and expenditures for acquisitions, developmental and exploratory activities, and the extent to which Coeur is able to reduce the amount of indebtedness through additional exchanges.

The market prices of silver and gold are volatile and until recently have been near historically low levels. Low silver and gold prices may result in decreased revenues and increased losses, and may negatively affect business.

      Silver and gold are commodities. Their prices fluctuate, and are affected by many factors, including interest rates, expectations regarding inflation, speculation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional demand and production, political and economic conditions and other factors. For the year ended December 31, 2003, Coeur derived approximately 65% of revenues from sales of silver. As such, earnings are directly related to the price of this metal.

      The market prices of silver (Handy & Harman) and gold (London Final) on August 19, 2004 were $6.91 and $406.50 per ounce, respectively. The price of silver and gold may decline in the future. Factors that are generally understood to contribute to a decline in the price of silver include sales by private and government holders, and a general global economic slowdown.

      If the prices of silver and gold are depressed for a sustained period, Coeur’s net losses will continue, and it may be forced to suspend mining at one or more of the Company’s properties until the price increases, and record additional asset impairment write-downs. Any lost revenues, continued or increased net losses or additional asset impairment write-downs would affect results of operations.

Coeur has recorded significant write-downs of mining properties in recent years and may have to record additional write-downs, which could negatively impact results of operations.

      Statement of Financial Accounting Standards No. 144 (SFAS 144), “Accounting for the Impairment or Disposal of Long-Lived Assets,” established accounting standards for impairment of the value of long-lived assets such as mining properties. SFAS 144 requires a company to review the recoverability of the cost of its assets by estimating the future undiscounted cash flows expected to result from the use and eventual disposition of the asset. Impairment must be recognized when the carrying value of the asset exceeds these cash flows, and recognizing impairment write-downs has negatively impacted Coeur’s results of operations in recent years.

      Although Coeur does not believe that any of its other properties presently requires a write-down pursuant to SFAS 144, if silver or gold prices decline or Coeur fails to control production costs or realize the mineable ore reserves at mining properties, it may recognize further asset write-downs. Coeur also may record other types of additional mining property write-downs in the future to the extent a property is sold for a price less than the carrying value of the property, or if liability reserves have to be created in connection with the closure and reclamation of a property. Additional write-downs of mining properties could negatively impact results of operations.

The estimation of mineral reserves and mineral resources is imprecise and depends upon subjective factors. Estimated mineral resources may never become ore reserves and estimated mineral reserves may not be realized in actual production. Coeur’s operating results may be negatively affected by inaccurate estimates.

      The mineral reserve and mineral resource figures presented in this document are estimates made by the Company’s technical personnel. Reserve and resource estimates are a function of geological and engineering analyses that require assumptions to be made about production costs and silver and gold market prices. Reserve and resource estimation is an imprecise and subjective process and the accuracy of such estimates is a function of the quality of available data and of engineering and geological interpretation, judgment and experience. Assumptions about silver and gold market prices are subject to great uncertainty as those prices have fluctuated widely in the past. Declines in the market prices of silver or gold may render reserves and resources containing relatively lower grades of ore uneconomic to exploit, and Coeur may be required to reduce reserve and resource estimates, discontinue development or mining at one or more properties, or write down assets as impaired. Should the Company encounter mineralization or geologic formations at any of its mines or projects different from those predicted, it may adjust reserve and resource estimates and alter mining plans. Either of these alternatives may have a negative effect on actual production and operating results. The mineral reserve and mineral resource estimates disclosed in this document are, with certain exceptions, based on a long-term silver price average of $5.25 per ounce and a long-term gold price average of $375 per ounce.

The estimation of the ultimate recovery of metals contained within the heap leach pad inventory is inherently inaccurate and subjective and requires the use of estimation techniques. Actual recoveries can be expected to vary from estimations.

      The Rochester Mine utilizes the heap leach process to extract silver and gold from ore. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.

      The key stages in the conversion of ore into silver and gold are (i) the blasting process in which the ore is broken into large pieces; (ii) the processing of the ore through a crushing facility that breaks it into smaller pieces; (iii) the transportation of the crushed ore to the leach pad where the leaching solution is applied; (iv) the collection of the leach solution; (v) subjecting the leach solution to the precipitation process, in which gold and silver is converted back to a fine solid; (vi) the conversion of the precipitate into doré; and (vii) the conversion by a third party refinery of the doré into refined silver and gold bullion.

      The Company uses several integrated steps to scientifically measure the metal content of ore placed on the leach pads during the key stages. As the ore body is drilled in preparation for the blasting process, samples of the drill residue are assayed to determine estimated quantities of contained metal. The Company estimates the quantity of ore by utilizing global positioning satellite survey techniques. The Company then processes the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The Company then transports the crushed ore to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, the Company continuously samples for assaying. The quantity of leach solution is measured with flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to doré, which is the final product produced by the mine. Again the doré is weighed, sampled and assayed. Finally, a third party smelter converts the doré into refined silver and gold bullion. At this point it is possible to determine final ounces of silver and gold available for sale. The Company then reviews this end result and reconciles it to the estimates developed and used throughout the production process. Based on this review, the Company’s estimation procedures may be adjusted, when appropriate.

      Coeur’s reported inventories include metals estimated to be contained in the ore on the leach pads of $39.8 million as of June 30, 2004. Of this amount, $17.1 million is reported as a current asset and $22.7 million is reported as a noncurrent asset. The distinction between current and noncurrent is based upon the expected length of time necessary for the leaching process to remove the metals from the broken ore. The historical cost of the metal that is expected to be extracted within twelve months is classified as current and the historical cost of metals contained within the broken ore that will be extracted beyond twelve months is classified as noncurrent.

      The estimate of both the ultimate recovery expected over time, and the quantity of metal that may be extracted relative to such twelve month period, requires the use of estimates which are inherently inaccurate since they rely upon laboratory test work. Test work consists of 60 day leach columns from which the Company projects metal recoveries up to five years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately fifteen years of leach pad operation at the Rochester mine. The assumptions used to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises estimates when appropriate. The length of time necessary to achieve currently estimated ultimate recoveries of 61.5% for silver and 93% for gold is estimated to be between five and 10 years. However, the ultimate recovery will not be known until leaching operations cease, which is currently estimated for 2011.

      Inventories of ore on leach pads are valued based upon actual costs incurred to place such ore on the leach pad, less costs allocated to minerals recovered through the leach process. The costs consist of those production activities occurring at the mine site and include the costs, including depreciation, associated with mining, crushing and precipitation circuits. In addition, refining is provided by a third party refiner to place the metal extracted from the leach pad in a saleable form. These additional costs are considered in the valuation of inventory. Negative changes in inventory valuations and correspondingly on Coeur’s income statement would have an adverse impact on results of operations.

The Company’s estimates of current and non-current inventories may not be realized in actual production and operating results, which may negatively affect the Company’s business.

      The Company uses estimates, based on prior production results and experiences, to determine whether heap leach inventory will be recovered more than one year in the future, and is non-current inventory, or will be recovered within one year, and is current inventory. The estimates involve assumptions that may not prove to be consistent with actual production and operating results. The Company cannot determine the amount ultimately recoverable until leaching is completed. If estimates prove inaccurate, operating results may be less than anticipated.

Significant investment risks and operational costs are associated with the Company’s exploration, development and mining activities, such as San Bartolomé and Kensington. These risks and costs may result in lower economic returns and may adversely affect Coeur.

      The Company’s ability to sustain or increase present production levels depends in part on successful exploration and development of new ore bodies and/or expansion of existing mining operations. Mineral exploration, particularly for silver and gold, involves many risks and is frequently unproductive. If mineralization is discovered, it may take a number of years until production is possible, during which time the economic viability of the project may change. Substantial expenditures are required to establish ore reserves, extract metals from ores and, in the case of new properties, to construct mining and processing facilities. The economic feasibility of any development project is based upon, among other things, estimates of the size and grade of ore reserves, proximity to infrastructures and other resources (such as water and power), metallurgical recoveries, production rates and capital and operating costs of such development projects, and metals prices. Development projects are also subject to the completion of favorable feasibility studies, issuance of necessary permits and receipt of adequate financing.

      Development projects, such as San Bartolomé and Kensington, have no operating history upon which to base estimates of future operating costs and capital requirements. Particularly for development projects, estimates of reserves, metal recoveries and cash operating costs are to a large extent based upon the interpretation of geologic data obtained from a limited number of drill holes and other sampling techniques and feasibility studies. Estimates of cash operating costs are then derived based upon anticipated tonnage and grades of ore to be mined and processed, the configuration of the ore body, expected recovery rates of metals from the ore, comparable facility and equipment costs, anticipated climate conditions and other factors. As a result, actual cash operating costs and economic returns of any and all development projects, including San Bartolomé and Kensington, may materially differ from the costs and returns estimated, and accordingly, results of operations may be adversely affected.

Coeur’s silver and gold production may decline, reducing revenues and negatively impacting Coeur’s business.

      Coeur’s future silver and gold production may decline as a result of an exhaustion of reserves and possible closure of mines. It is the Company’s business strategy to conduct silver and gold exploratory activities at existing mining and exploratory properties as well as at new exploratory projects, and to acquire silver and gold mining properties and businesses that possess mineable ore reserves and are expected to become operational in the near future. Coeur can provide no assurance that its silver and gold production in the future will not decline. Accordingly, revenues from the sale of silver and gold may decline, negatively affecting results of operations.

There are significant hazards associated with mining activities, not all of which are fully covered by insurance. To the extent Coeur must pay the costs associated with such risks, Coeur may be negatively affected.

      The mining business is subject to risks and hazards, including environmental hazards, industrial accidents, the encountering of unusual or unexpected geological formations, cave-ins, flooding, earthquakes and periodic interruptions due to inclement or hazardous weather conditions. These occurrences could result in damage to, or destruction of, mineral properties or production facilities, personal injury or death, environmental damage, reduced production and delays in mining, asset write-downs, monetary losses and possible legal liability. Although the Company maintains insurance in an amount that it considers to be adequate, liabilities might exceed policy limits, in which event it could incur significant costs that could adversely affect results of operations. Insurance fully covering many environmental risks (including potential liability for pollution or other hazards as a result of disposal of waste products occurring from exploration and production) is not generally available to companies in the industry. The realization of any significant liabilities in connection with mining activities as described above could negatively affect results of operations.

Coeur is subject to significant governmental regulations, and the related costs and delays may negatively affect Coeur.

      Mining activities are subject to extensive federal, state, local and foreign laws and regulations governing environmental protection, natural resources, prospecting, development, production, post-closure reclamation, taxes, labor standards and occupational health and safety laws and regulations including mine safety, toxic substances and other matters related to the Company’s business. Although these laws and regulations have never required the Company to close any mine, the costs associated with compliance with such laws and regulations are substantial. Possible future laws and regulations, or more restrictive interpretations of current laws and regulations by governmental authorities could cause additional expense, capital expenditures, restrictions on or suspensions of operations and delays in the development of properties. Moreover, governmental authorities and private parties may bring lawsuits based upon damage to property and injury to persons resulting from the environmental, health and safety impacts of the Company’s past and current operations, which could lead to the imposition of substantial fines, penalties and other civil and criminal sanctions. Substantial costs and liabilities, including for restoring the environment after the closure of mines, are inherent in Coeur’s operations. Although Coeur believes it is in substantial compliance with applicable laws and regulations, there can be no assurance that any such law, regulation, enforcement or private claim will not have a negative effect on the Company’s business, financial condition or results of operations.

      Some of the Company’s mining wastes are currently exempt to a limited extent from the extensive set of federal Environmental Protection Agency (EPA) regulations governing hazardous waste under the Resource Conservation and Recovery Act (RCRA). If the EPA designates these wastes as hazardous under RCRA, the Company would be required to expend additional amounts on the handling of such wastes and to make significant expenditures to construct hazardous waste disposal facilities. In addition, if any of these wastes causes contamination in or damage to the environment at a mining facility, such facility may be designated as a “Superfund” site under the Comprehensive Environmental Response, Compensation and Liability Act (CERCLA). Under CERCLA, any owner or operator of a Superfund site since the time of its contamination may be held liable and may be forced to undertake extensive remedial cleanup action or to pay for the government’s cleanup efforts. Additional regulations or requirements are also imposed upon the Company’s tailings and waste disposal areas in Idaho and Alaska under the federal Clean Water Act (CWA) and in Nevada under the Nevada Water Pollution Control Law which implements the CWA. Airborne emissions are subject to controls under air pollution statutes implementing the Clean Air Act in Nevada, Idaho and Alaska. Compliance with CERCLA, the CWA and state environmental laws could entail significant costs, which could negatively affect operations.

      In the context of environmental permits, including the approval of reclamation plans, the Company must comply with standards and regulations which entail significant costs and can entail significant delays. Such costs and delays could have a dramatic impact on operations.

The Company is required to obtain government permits to expand operations or begin new operations. The costs and delays associated with such approvals could affect operations, reduce revenues, and negatively affect business as a whole.

      Mining companies are required to seek governmental permits for expansion of existing operations or for the commencement of new operations. Obtaining the necessary governmental permits is a complex and time-consuming process involving numerous jurisdictions and often involving public hearings and costly undertakings. The duration and success of permitting efforts are contingent on many factors. The governmental approval process may increase costs and cause delays depending on the nature of the activity to be permitted, and could cause the Company to not proceed with the development of a mine. Accordingly, this approval process could harm results of operations.

Coeur is an international company and is exposed to risks in the countries in which it has significant operations or interests. Foreign instability or variances in foreign currencies may cause unforeseen losses, which may negatively affect Coeur.

      Chile, Argentina and Bolivia are the most significant foreign countries in which Coeur directly or indirectly owns or operates mining properties or developmental projects. Coeur also conducts exploratory projects in these countries. Argentina, while currently economically and politically stable, has experienced political instability, currency value fluctuations and changes in banking regulations in recent years. Although the governments and economies of Chile and Bolivia have been relatively stable in recent years, property ownership in a foreign country is generally subject to the risk of expropriation or nationalization with inadequate compensation. Any foreign operations or investment may also be adversely affected by exchange controls, currency fluctuations, taxation and laws or policies of particular countries as well as laws and policies of the United States affecting foreign trade investment and taxation. Coeur may enter into agreements which require it to purchase currencies of foreign countries in which it does business in order to ensure fixed exchange rates. In the event that actual exchange rates vary from those set forth in the hedge contracts, Coeur will experience U.S. dollar-denominated currency gains or losses. Future economic or political instabilities or changes in the laws of foreign countries in which it has significant operations or interests and unfavorable fluctuations in foreign currency exchange rates could negatively impact foreign operations and Coeur’s business as whole.

Any future acquisitions may result in significant risks, which may adversely affect Coeur’s business.

      An important element of Coeur’s business strategy is the opportunistic acquisition of silver and gold mines, properties and businesses. While it is Coeur’s practice to engage independent mining consultants to assist in evaluating and making acquisitions, any mining properties it may acquire may not be developed profitably or, if profitable when acquired, that profitability might not be sustained. In connection with any future acquisitions, Coeur may incur indebtedness or issue equity securities, resulting in dilution of the percentage ownership of existing shareholders. Coeur intends to seek shareholder approval for any such acquisitions to the extent required by applicable law, regulations or stock exchange rules. Coeur cannot predict the impact of future acquisitions on the price of Coeur’s business or Coeur’s common stock. Unprofitable acquisitions, or additional indebtedness or issuances of securities in connection with such acquisitions, may adversely affect Coeur’s results of operations.

Coeur’s ability to find and acquire new mineral properties is uncertain. Accordingly, Coeur prospects are uncertain for the future growth.

      Because mines have limited lives based on proven and probable ore reserves, Coeur is continually seeking to replace and expand its ore reserves. Identifying promising mining properties is difficult and speculative. Furthermore, the Company encounters strong competition from other mining companies in connection with the acquisition of properties producing or capable of producing silver and gold. Many of these companies have greater financial resources than does Coeur. Consequently, Coeur may be unable to replace and expand current ore reserves through the acquisition of new mining properties on terms it considers acceptable. As a result, revenues from the sale of silver and gold may decline, resulting in lower income and reduced growth.

Third parties may dispute Coeur’s unpatented mining claims, which could result in losses affecting business.

      The validity of unpatented mining claims, which constitute a significant portion of the Company’s property holdings in the United States, is often uncertain and may be contested. Although Coeur has attempted to acquire satisfactory title to undeveloped properties, it, in accordance with mining industry practice, does not generally obtain title opinions until a decision is made to develop a property. As a result, some titles, particularly titles to undeveloped properties, may be defective. Defective title to any of the Company’s mining claims could result in litigation, insurance claims, and potential losses adversely affecting Coeur’s business as a whole.

Quantitative and Qualitative Disclosures About Market Risk

      Coeur is exposed to various market risks as a part of its operations. In an effort to mitigate losses associated with these risks, Coeur may, at times, enter into derivative financial instruments. These may take the form of forward sales contracts, foreign currency exchange contracts and interest rate swaps. Coeur does not actively engage in the practice of trading derivative securities for profit. This discussion of Coeur’s market risk assessments contains “forward looking statements” that contain risks and uncertainties. Actual results and actions could differ materially from those discussed below.

      Coeur’s operating results are substantially dependent upon the world market prices of silver and gold. Coeur has no control over silver and gold prices, which can fluctuate widely and are affected by numerous factors, such as supply and demand and investor sentiment. In order to mitigate some of the risk associated with these fluctuations, Coeur will at times, enter into forward sale contracts. Coeur continually evaluates the potential benefits of engaging in these strategies based on current market conditions. Coeur may be exposed to nonperformance by counterparties as a result of its hedging activities. This exposure would be limited to the amount that the spot price of Coeur’s metal falls short of the contract price. Coeur has historically sold silver and gold produced by Coeur’s mines pursuant to forward contracts and at spot prices prevailing at the time of sale. Since 1999, Coeur has not engaged in any silver hedging activities.

      Coeur operates in several foreign countries, specifically Bolivia, Chile, and Argentina, which exposes it to risks associated with fluctuations in the exchange rates of the currencies involved. As part of its program to manage foreign currency risk, Coeur enters into, from time to time, foreign currency forward exchange contracts. These contracts enable Coeur to purchase a fixed amount of foreign currencies. Gains and losses on foreign exchange contracts that are related to firm commitments are designated and effective as hedges and are deferred and recognized in the same period as the related transaction. All other contracts that do not qualify as hedges are marked to market and the resulting gains or losses are recorded in income. Coeur continually evaluates the potential benefits of entering into these contracts to mitigate foreign currency risk and proceeds when it believes that the exchange rates are most beneficial.

      All of Coeur’s long-term debt at June 30, 2004, is fixed-rate based. Coeur’s exposure to interest rate risk, therefore, is limited to the amount it could pay at current market rates. Coeur currently does not have any derivative financial instruments to offset the fluctuations in the market interest rate. It may choose to use instruments, such as interest rate swaps, in the future to manage the risk associated with interest rate changes.

      The following table summarizes the information at June 30, 2004 associated with Coeur’s financial and derivative financial instruments that are sensitive to changes in interest rates, commodity prices and foreign exchange rates except as to provisionally priced sales of concentrates which are discussed below the table. For long-term debt obligations, the table presents principal cash flows and related average interest rates. For foreign currency exchange contracts, the table presents the notional amount in Chilean Peso’s to be purchased along with the average foreign exchange rate.

							Fair Value
	2004	2005	2006	2007	2008	Total	6/30/04

	(dollars in thousands)
Liabilities
Long Term Debt(A)
Fixed Rate	—	—	—	—	—	$180,000	$180,000
Average Interest Rate	1.25%	1.25%	1.25%	1.25%	1.25%

Foreign Currency Contracts
Chilean Peso — USD	$3,830	—	—	—	—	$3,830	$(315)
Exchange Rate (CLP to USD)	612	—	—	—	—	—

(A)	Debt due 2024

     At June 30, 2004, Coeur had outstanding provisionally priced sales of $30.5 million, consisting of 3.3 million ounces of silver, 20,320 ounces of gold and 994,285 pounds of copper, which had a fair value of approximately $29.7 million.

      Fair value is determined by trading information on or near the balance sheet date. Long term debt represents the face amount of the outstanding convertible debentures and timing of when these become due. Interest rates presented in the table are calculated using the weighted average of the outstanding face amount of each debenture for the period remaining in each period presented. All long term debt is denominated in U.S. dollars.

LEGAL PROCEEDINGS

Federal Natural Resources Action

      On March 22, 1996, an action was filed in the United States District Court for the District of Idaho by the United States against various defendants, including Coeur, asserting claims under CERCLA and the Clean Water Act for alleged damages to federal natural resources in the Coeur d’Alene River Basin of Northern Idaho. The damages are claimed to result from alleged releases of hazardous substances from mining activities conducted in the area since the late 1800s.

      Coeur and representatives of the U.S. Government, including the Environmental Protection Agency, the Department of Interior and the Department of Agriculture, reached an agreement to settle the lawsuit. The terms of settlement are set forth in a Consent Decree issued by the court. Pursuant to the terms of the Consent Decree, dated May 14, 2001, the Company has paid the U.S. Government a total of approximately $3.9 million, of which $3.3 million was paid in May 2001 and the remaining $.6 million was paid in June 2001. In addition, Coeur will (i) pay the United States 50% of any future recoveries from insurance companies for claims for defense and indemnification under general liability insurance policies in excess of $0.6 million, and (ii) make a conveyance to the United States or the State of Idaho of certain real property to possibly be used as a waste repository. Commencing in 2006, Coeur will be obligated to pay net smelter return royalties on its operating properties, up to a maximum of $3 million, amounting to a 2% net smelter royalty on silver production if the price of silver exceeds $6.50 per ounce, and a $5.00 per ounce net smelter royalty on gold production if the price of gold exceeds $325 per ounce. The royalty payment obligation expires in May 2021, or upon the payment of $3 million in royalties.

Private Property Damage Action

      On January 7, 2002, a private class action suit captioned Baugh v. Asarco, et al., was filed in Idaho State District Court for the First District (Docket No. 2002-131) in Kootenai County, Idaho. Defendants include mining companies and the Union Pacific Railroad Company which were defendants in the Bunker Hill natural resource damage litigation in the Coeur d’Alene Basin, including Coeur. Plaintiffs are eight northern Idaho residents seeking medical monitoring and real property damages from the mining companies and railroad who operated in the Bunker Hill Superfund site. In October 2002, the court conducted a hearing on motions resulting in an order striking certain of the alleged causes of action from the complaint, and dismissing the complaint with leave to amend it. In January 2003, the plaintiffs filed an amended complaint. The court dismissed the amended complaint with leave to amend. In May 2003 a second amended complaint was filed. Coeur filed a motion for summary judgment, which was heard on July 14, 2004. The court has the matter under advisement. While Coeur believes the suit is without merit, at this stage of the proceedings, Coeur cannot predict the outcome of this suit.

States of Maine, Idaho and Colorado Superfund Sites Related to Callahan Mining Corporation

      During 2001, the United States Forest Service made a formal request for information regarding the Deadwood Mine Site located in central Idaho. Callahan Mining Corporation had operated at this site during the 1940s. The Forest Service believes that some cleanup action is required at the location. However, Coeur did not acquire Callahan until 1991, more than 40 years after Callahan disposed of its interest in the Deadwood property. Coeur did not make any decisions with respect to generation, transport or disposal of hazardous waste at the site. Therefore, it is believed that Coeur is not liable for any cleanup, and if Callahan might be liable, it has no substantial assets with which to satisfy any such liability. To date no claim has been made by the United States for any dollar amount of cleanup costs against either Coeur or Callahan.

      During 2002, the EPA made a formal request for information regarding a Callahan mine site in the State of Maine. Callahan operated there in the late 1960s, shut the operations down in the early 1970s and disposed of the property. The EPA contends that some cleanup action is warranted at the site, and listed it on the National Priorities List in late 2002. Coeur believes that because it made no decisions with respect to generation, transport or disposal of hazardous waste at this location, it is not liable for any cleanup costs. If Callahan might have liability, it has no substantial assets with which to satisfy such liability. To date, no claim has been made for any dollar amount of cleanup costs against either Coeur or Callahan.

      In January 2003, the U.S. Forest Service made a formal request for information regarding a Callahan mine site in the State of Colorado known as the Akron Mine Site. Callahan operated there in approximately the late 1930s through the 1940s, and to Coeur’s knowledge, disposed of the property. Coeur is not aware of what, if any, cleanup action the Forest Service is contemplating. However, Coeur did not make decisions with respect to generation, transport or disposal of hazardous waste at this location, and therefore believes it is not liable for any cleanup costs. If Callahan might have liability, it has no substantial assets with which to satisfy such liability. To date, no claim has been made for any dollar amount of cleanup costs against either Coeur or Callahan.

Suit By Credit Suisse First Boston

      On December 2, 2003, suit was filed by Credit Suisse First Boston against Coeur in the United States District Court for the Southern District of New York (Docket No. 03 Civ 9547). The plaintiff alleges that Coeur breached a contract between the parties providing for services to be furnished by the plaintiff to the defendant. Plaintiff alleges that it is entitled to damages in the amount of $2,400,000 attributed to the breach. Coeur believes it did not breach the contract and that it is not liable. However, at this early stage of the proceedings the outcome of the suit cannot be predicted.

CONSOLIDATED CAPITALIZATION

      The following table shows:

•	Coeur’s capitalization on December 31, 2003; and

•	Coeur’s pro forma capitalization on December 31, 2003, as adjusted assuming the completion of the offer to purchase.

	December 31, 2003

		Pro Forma
	Actual	As Adjusted

	(in thousands)
Cash, cash equivalents and short term investments	$81,682	$110,324

Short-term debt, including current portion of long-term debt:
Short-term debt	$—	$14,600
Current portion of bank financing	2,367	2,367

Total short-term debt	$2,367	$16,967

Long-term debt, less current portion:
7 1/4% convertible subordinated debentures due October 2005	$9,563	—
1 1/4% convertible senior notes due January 2024	—	$180,000
Long term debt	—	49,843
New 2% convertible senior notes due 2024	—	225,000

Total long-term debt	$9,563	$454,843

Shareholders’ equity(1):
Share purchase options and warrants	—	$877
Common stock; par value $1.00 per share; 250,000,000 shares authorized; 214,195,186 shares issued and outstanding, pro forma and 582,276,000 shares issued and outstanding, pro forma as adjusted	214,195	582,276
Additional paid in capital	542,900	382,586
Accumulated deficit	(545,050)	43,945
Shares held in treasury	(13,190)
Accumulated other comprehensive loss	(1,377)	(233)

Total shareholders’ equity	$197,478	$1,009,451

(1)	The number of shares of common stock as reflected in the table above does not include:

•	23,684,250 shares of common stock reserved for issuance upon conversion of our 1 1/4% convertible subordinated notes due January 2024 at the original conversion price of $7.60,

•	7,658,551 shares of common stock reserved for issuance under our Executive Compensation Program, and

•	1,109,706 shares of common stock reserved for issuance under our Non-Employee Directors Stock Option Plan.

MANAGEMENT

Directors

      The name, municipality of residence and principal occupation of each of the directors of Coeur are as follows:

		Director
Director	Age	Since

Dennis E. Wheeler(1) (Coeur d’Alene, Idaho)	61	1978
Currently, Chairman of the Board and Chief Executive Officer of Coeur d’Alene Mines Corporation. Chairman of the Board and President from May 1992 to September 2002; President from December 1980 to September 2002; Chief Executive Officer since December 1986; Chief Administrative Officer from December 1980 to December 1986; Secretary from January 1980 to December 1980; Senior Vice President and General Counsel from 1978 to 1980

James J. Curran(1)(2) (Bend, Oregon)	64	1989
Chairman of the Board and Chief Executive Officer of First Interstate Bank, Northwest Region (Alaska, Idaho, Montana, Oregon and Washington) from October 1991 to April 30, 1996; Chairman of the Board and Chief Executive Officer of First Interstate Bank of Oregon, N.A. from February 1991 to October 1991; Chairman and Chief Executive Officer of First Interstate Bank of Denver, N.A. from March 1990 to January 1991; Chairman, President and Chief Executive Officer of First Interstate Bank of Idaho, N.A. from July 1984 to March 1990

James A. McClure(2) (Boise, Idaho)	79	1991
United States Senator from Idaho from 1972 to 1991; former Chairman of the Senate Energy and Natural Resources Committee

Cecil D. Andrus(3) (Boise, Idaho)	72	1995
Governor of Idaho (1971-1977 and 1987-1995); Secretary of the U.S. Department of the Interior (1977-1981). Director of RENTRAK (a video cassette leasing company). Chairman of the Andrus Center for Public Policy at Boise State University. “Of Counsel” member of the Gallatin Group (a policy consulting firm) from March 1995 to present

John H. Robinson(1)(3) (Kansas City, Missouri)	53	1998
Chairman of EPCglobal Ltd. since 2003. Executive Director, President and Chief Operating Officer of Metilinx, Inc. from 2003 to 2004. Executive Director of Amey plc (a London FTSE-listed business process outsourcing company) from 2000 to 2002. Vice Chairman of Black & Veatch Inc. from 1999 to 2000, Chairman of Black & Veatch UK Ltd. from 1994 to 2000 and Managing Partner of Black & Veatch, LLP from 1989 to 2000. Member of the Board of Directors of Alliance Resource Partners, LP (coal mining)

Robert E. Mellor(1)(3)(4) (San Francisco, California)	60	1998
Chairman, Chief Executive Officer and President of Building Materials Holding Corporation (distribution, manufacturing and sales of building materials and component products) since 1997, director since 1991. Member of the Board of Directors of The Ryland Group, Inc. (national residential home builder). Member of the Board of Directors of Monro Muffler/ Brake, Inc. Of Counsel, Gibson, Dunn & Crutcher, LLP, 1991-1997

Timothy R. Winterer(1)(4) (San Francisco, California)	67	1998
President, Chief Operating Officer and Director of Western Oil Sands from January 2000 to December 2001. President and Chief Executive Officer of BHP World Minerals Corporation (international resources company) from 1997 to 1998; (1996-1997); Senior Vice President and Group General Manager, BHP World Minerals (1992-1996); Senior Vice President, Operations International Minerals, BHP Minerals (1985-1992); Executive Vice President, Utah Development Company (1981-1985)

		Director
Director	Age	Since

J. Kenneth Thompson(2)(3)(4) (Anchorage, Alaska)	52	2002
President and CEO of Pacific Star Energy LLC (natural gas pipeline and processing company in Anchorage, Alaska) from January 2003 to present. President of Pacific Rim Leadership Development, LLC (executive consulting firm in Anchorage, Alaska) from May 2000 to the present. Executive vice president of ARCO’s Asia Pacific oil and gas operating companies in Alaska, California, Indonesia, China and Singapore from January 1998 to June 2000. President of ARCO Alaska, Inc., the parent company’s oil and gas producing division based in Anchorage, Alaska from June 1994 to January 1998. Member of the Board of Directors of Alaska Airlines and Alaska Air Group, Inc.

(1)	Member of the Executive Committee

(2)	Member of the Audit Committee

(3)	Member of the Compensation Committee

(4)	Member of the Nominating and Corporate Governance Committee

     Directors are elected to serve until the next annual meeting of stockholders of Coeur.

Director Compensation

      Commencing in 2004 outside directors will receive an annual fee of $60,000, Committee Chairmen will receive an annual meeting fee of $5,000 and outside directors will receive a meeting fee of $1,500 for any committee meeting. Pursuant to Coeur’s Non-Employee Directors’ Stock Option Plan, outside directors must receive at least $10,000 of their annual director fees in the form of stock options in lieu of $10,000 of cash compensation and are able to elect to receive stock options in lieu of cash fees for up to the $50,000 balance of their annual director fees.

Corporate Governance Guidelines and Code of Business Conduct and Ethics for Directors and Employees

      In February 2004, the Board of Directors adopted Corporate Governance Guidelines and a Code of Business Conduct and Ethics for Directors, Officers and Employees in accordance with recently-amended New York Stock Exchange corporate governance listing standards. Copies of these documents are available at Coeur’s website www.coeur.com.

Executive Officers

      The following table sets forth certain information regarding the Company’s current executive officers:

			Appointed
Name	Age	Office with the Company	to Office

Dennis E. Wheeler (Coeur d’Alene, Idaho)	61	Chairman of the Board	1992
		Chief Executive Officer	1986
Robert Martinez (Coeur d’Alene, Idaho)	58	President	2002
		Chief Operating Officer	1998
James A. Sabala (Coeur d’Alene, Idaho)	49	Executive Vice President Chief Financial Officer	2003
Donald J. Birak (Coeur d’Alene, Idaho)	51	Senior Vice President — Exploration	2004
Alan L. Wilder (Tucson, Arizona)	56	Senior Vice President — Project Development	2004
Gary W. Banbury (Coeur d’Alene, Idaho)	51	Chief Administrative Officer	2004
Troy J. Fierro (Coeur d’Alene, Idaho)	41	Vice President — Mining Operations	2001
James R. Arnold (Coeur d’Alene, Idaho)	51	Vice President — Technical Services	2003
Wayne L. Vincent (Coeur d’Alene, Idaho)	42	Controller	1998
		Chief Accounting Officer	1999
Mitchell J. Krebs (Chicago, Illinois)	33	Vice President — Corporate Development	2003

      Messrs. Wheeler, Martinez, Fierro, Banbury and Vincent have been principally employed by the Company for more than the past five years. Prior to his appointment as Executive Vice President and Chief Financial Officer in January 2003, Mr. Sabala was Chief Financial Officer and Controller for Stillwater Mining Company from 1998 to 2003. Prior to his appointment as Senior Vice President — Exploration, Mr. Birak was employed with AngloGold North America, Inc. from March 1999 to January 20, 2004, as Vice President — Exploration. Prior to his appointment as Vice President of Corporate Development on February 12, 2003, Mr. Krebs was employed as an independent consultant from September 2001, and from May 2000 through August 2001 was employed as the President of Mine Depot Inc., wholly-owned subsidiary of Coeur. From August 1999 through April 2000, Mr. Krebs was an associate with Allied Capital Corporation. Prior to his appointment as Vice President — Technical Services, Mr. Arnold served as Chief Operating Officer of Earthworks Technologies, Inc., a wholly owned subsidiary of Coeur. In addition, he was a principal with Knight Piesold and Company from September 1997 until February 2002 where he served as President and CEO. Prior to his appointment as Senior Vice President — Project Development, Mr. Wilder was employed as an independent consultant from March 2004 to July 2004 for Coeur and from July 2002 to January 2004 for Glamis Gold. From February 2000 to June 2002, Mr. Wilder was Project Manager at BHP Titanya.

      All of Coeur’s directors and executive officers are citizens of the United States.

      None of Coeur’s directors and executive officers beneficially own any securities of Wheaton. None of Coeur’s directors and executive officers have, in the last five years, been convicted in a criminal proceeding. None of Coeur’s directors and executive officers have, in the last five years, been a party to any judicial or administrative proceeding that resulted in a judgment, decree or final order enjoining him from future violations of, or prohibiting actions subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Employment Agreements

      Coeur has an employment agreement with Dennis E. Wheeler, Chairman of the Board and Chief Executive Officer, which provides for a three-year term of employment and which is automatically extended for one year on June 1 of each year unless terminated or modified by Coeur by written notice. Mr. Wheeler’s employment agreement, which calls for a base salary of $500,000 each year plus annual incentive compensation, includes the same change in control provisions as those included in the executive change in control agreements described below, and in the event of his death, his employment agreement provides for the lump sum payment to his estate of an amount equal to his annual base salary at the time of his death.

      Coeur entered into an employment agreement on March 11, 2003 with Robert Martinez pursuant to which he was employed as President and Chief Operating Officer for a period commencing on May 31, 2003 and ending on May 31, 2005. His agreement calls for a base salary of $285,000 each year plus annual incentive compensation. Mr. Martinez’s employment agreement includes the same change of control provisions as those included in the executive change in control agreements described below.

      Coeur entered into an employment agreement on January 13, 2003, with James A. Sabala, pursuant to which he was employed as Executive Vice President and Chief Financial Officer for a two-year term commencing January 27, 2003, through January 27, 2005, in connection with the signing of which Mr. Sabala received $100,000. The agreement is renewed from day to day so that the Company and Employee are at all times bound to this agreement for a period of two years. His agreement calls for a base salary of $250,000 each year plus annual incentive compensation. Mr. Sabala’s employment agreement includes the same change of control provisions as those included in the executive change in control agreements described below.

      Coeur entered into an employment agreement on February 1, 2004, with Donald J. Birak, pursuant to which he was employed as Senior Vice President Exploration for a one-year term commencing February 1, 2004, through January 31, 2005. The agreement is renewed from day to day so that the Company and Employee are at all times bound to this agreement for a period of one year. His agreement calls for a base salary of $205,000 each year plus annual incentive compensation. Mr. Birak’s employment agreement includes the same change of control provisions as those included in the executive change in control agreements described below.

      Coeur entered into an employment agreement effective March 11, 2003 with Mitchell J. Krebs, pursuant to which he was employed as Vice President Corporate Development for a period commencing March 11, 2003 and ending May 31, 2005. His agreement calls for a base salary of $216,000 each year plus annual incentive compensation.

      During 2004, and continuing from year-to-year thereafter unless terminated by Coeur by written notice, the executive change in control agreements with a total of 12 executive officers provide that certain benefits will be payable to the executives in the event of a change in control of Coeur and the termination of the executive’s employment within two years after such change in control for any reason other than for cause, disability, death, normal retirement or early retirement. The term “change in control” for purposes of the executive change in control agreements has the same meaning as that discussed below under “Change in Control Provisions.”

      The benefits payable to an executive in the event of a change in control and such termination of employment are:

•	the continued payment of the executive’s full base salary at the rate in effect immediately prior to his or her termination of employment, as well as the short-term and long-term bonuses at 100% of the target levels provided at the time of such termination under the AIP and LTPSP for the two years following such termination of employment;

•	the continued payment by Coeur during that period of all medical, dental and long-term disability benefits under programs in which the executive was entitled to participate immediately prior to termination of employment;

•	acceleration of the exercisability and vesting of all outstanding stock options, restricted stock, performance plan awards and performance shares granted by Coeur to the executive under the executive compensation program; and

•	the granting to the executive of continued credit through the two-year period following termination of employment for purposes of determining the executive’s retirement benefits under Coeur’s Defined Contribution and 401(k) Retirement Plan.

      With the exception of Mr. Wheeler, each executive change in control agreement provides that if the change in control payment provided thereunder would constitute a “parachute payment,” as defined in Section 280G of the Internal Revenue Code, the payment will be reduced to the largest amount that would result in no portion being subject to the excise tax imposed by, or the disallowance of a deduction under, certain provisions of the Code. Accordingly, the present value of such payment will generally be required to be less than three times these executives’ average annual taxable compensation during the five-year period preceding the change in control. The change in control agreement concerning Mr. Wheeler provides that for any change in control payment provided thereunder that constitutes an “excess parachute payment,” Coeur will pay Mr. Wheeler an additional amount in cash such that the net amount retained by Mr. Wheeler after the deduction of all applicable taxes will be equal to the initial change in control payment.

Change in Control Provisions

      In the event of a change in control of Coeur, as defined below, all awards under the executive compensation program fully vest as follows:

•	all unvested stock options become fully exercisable;

•	any unvested shares of restricted stock become fully vested so that the contractual restrictions on the sale of such stock lapse on the change in control date; and

•	cash or common stock payments of performance awards made under the program must be fully paid within 30 days following the date of the change in control.

      A change in control of Coeur for purposes of the program is deemed to occur in the event of:

•	an organization, group or person acquires beneficial ownership of Coeur’s securities representing 35% or more of the combined voting power of Coeur’s then outstanding securities;

•	a majority of the members of Coeur’s Board of Directors during any two-year period is replaced by directors who are not nominated and approved by the Board;

•	a majority of the Board members is represented by, appointed by or affiliated with any organization, group or person whom the Board has determined is seeking to affect a change in control of the Company; or

•	Coeur is combined with or acquired by another company and the Board determines, either before or after such event, that a change in control will or has occurred.

      Coeur does not anticipate that the Wheaton-Coeur combination will trigger any of these change of control provisions.

COMPENSATION AND RELATED MATTERS

      The discussion set forth below discusses Coeur’s executive compensation program, including the 2003 Long-Term Incentive Plan (the “LTIP”) that was approved by Coeur’s shareholders on May 20, 2003, and replaced Coeur’s prior Long-Term Incentive Plan, and pursuant to which Coeur may annually grant: nonqualified stock options, incentive stock options, stock appreciation rights (“SARs”), restricted stock, restricted stock units, performance shares, performance units, cash-based awards and stock-based awards to Coeur’s executive officers. No new stock options were granted to any of Coeur’s officers under the LTIP in 2003.

      On March 11, 2003, the Board of Directors awarded to the management group a total of 1,240,000 restricted shares which initially were to vest at the end of a three-year period after grant of such shares. At a meeting on February 5, 2004, the Board of Directors, based upon the Company’s achievement of certain strategic goals during 2003, amended the vesting schedule such that these shares will vest to the extent of one-third of the award amount on each anniversary following the grant date of such shares. Of such shares, 200,000 shares were issued to the Chief Executive Officer, 125,000 shares were issued to each of Coeur’s three senior executive officers and between 70,000 to 85,000 shares were issued to each of Coeur’s five other executive officers.

      On February 19, 2004, the Board of Directors awarded a total of 152,737 restricted shares which will vest to the extent of one-third of the award amount on each anniversary following the grant date of such shares. Of such shares, 57,339 shares were issued to the Chief Executive Officer, 19,610 were issued to Coeur’s President and Chief Operating Officer; 17,202 were issued to the Executive Vice President and Chief Financial Officer; 8,257 were issued to the Vice President Corporate Development; and between 2,305 to 11,755 shares were issued to each of Coeur’s six other executive officers.

History and Objectives of the Company’s Executive Compensation Program

      Hewitt Associates, an independent consulting firm, has advised Coeur’s Board of Directors and its Compensation Committee regarding its executive compensation program since 1989. The program was originally approved by shareholders in 1989. Amendments to the program approved by shareholders in 1995 and a new LTIP approved by shareholders in 2003 were designed to make the Company remain competitive with mining industry peer companies and to further align the financial incentives of management with the shareholders’ interests. Coeur’s executive compensation program was designed to provide incentives to executive officers to meet short-term and long-term objectives and attract, retain and motivate key executives that significantly affect performance. Officers of Coeur d’Alene Mines Corporation and its subsidiaries (currently totalling 17 persons) are eligible to participate in the program. Under the executive compensation program, base salary and annual incentive are targeted, in consideration of several factors including performance and levels of responsibility and experience, between the 50th and 75th percentile of that reported for other companies in the mining industry on a size-adjusted basis. The total compensation opportunity (including long-term incentive) is targeted at the 75th percentile, based on stated performance objectives. Coeur believes the executive compensation program is structured to motivate the key executives to best serve the shareholders by conducting business in a manner that enhances shareholder value.

Compensation Committee

      Coeur’s executive compensation program is administered by the Compensation Committee of the Board of Directors, which is composed entirely of independent directors. The Committee works with Hewitt Associates and the Chief Executive Officer to assure that the program meets the objectives set forth above, and is consistent with other plans in the mining industry. In addition, the Compensation Committee meets annually to set executive compensation for the year, to review recommendations of the independent consultant and to recommend compensation changes to the Board of Directors. The selection of officers receiving grants of stock options, restricted shares or other awards under the program, and decisions concerning the timing, pricing and amount of such grants and awards, are made by the Compensation Committee. The Board makes the final decision regarding all other elements of executive compensation, including executives’ salaries.

Elements of the Program

      The executive compensation program consists of three basic elements: (i) base salary, (ii) annual incentive compensation, and (iii) long-term incentive compensation. The program is performance-based. For the year 2003, 50% of each executive’s annual incentive compensation was determined by the Company’s overall financial performance relative to predetermined goals established by the Board of Directors, and the remaining 50% was determined by the executive’s performance relative to their individual predetermined goals. Goals of the Chief Executive Officer are set and reviewed by the Compensation Committee, which makes recommendations to the Board of Directors. Goals of other executives are set by the Chief Executive Officer, reviewed by the Compensation Committee and approved by the Board of Directors.

Compensation Program Summary

      During 2003, Hewitt Associates reviewed executive compensation and the target levels. The compensation of Coeur’s executive officers is also linked to the Company’s financial performance as well as the individual officer’s performance. As more fully discussed below under “Compensation Committee Report,” annual incentive compensation awards under the Annual Incentive Plan (the “AIP”) are based upon target award levels expressed as a percentage of base salaries, established at the beginning of each year for participating executives, and vary depending upon the individual’s level of responsibility and impact on the Company’s overall performance. Commencing in 2004, 50% of the AIP target award value will be based on the Company’s production, cash costs, reserves, income and cash flow return on investment performance as related to predetermined goals, and the remaining 50% by the individual executive’s performance relative to individual predetermined goals.

      The LTIP is based upon a three-year vesting period for stock options, restricted shares and other awards that may be made under the LTIP. Long-term incentives may include nonqualified stock options, incentive stock options, SARs, restricted stock, restricted stock units, performance shares, performance units, cash-based awards and stock-based awards. Ordinarily, the exercise price of options granted under the LTIP is equal to the fair market value of the common stock on the date of grant of the options. The long-term compensation opportunities associated with restricted shares and the other forms of awards available under the LTIP are based on the market value of Coeur’s common stock on the day of the grant.

      During the nine-year period from 1995 through 2003, a total of 9,657,000 shares of common stock were authorized for issuance under the executive compensation programs. As of July 15, 2004, 6,354,331 shares remained available to underlie awards to be granted in the future under the program.

      The total annual incentive awards paid to the Chief Executive Officer and the other four highest paid executive officers employed at the end of the year were $971,355 in 2003 compared to $543,679 in 2002 and $450,695 in 2001, and their total annual compensation was $1,497,094 in 2003 compared to $1,379,826 in 2002 and $1,353,851 in 2001.

      The following Summary Compensation Table sets forth the annual base salary, annual bonus (including cash and stock) and long-term incentive compensation (including stock awards, options granted and long-term incentive cash payments) earned by the Chief Executive Officer and the other four highest paid executive officers employed at the end of the year for services rendered during each of the last three years.

Summary Compensation Table

					Long Term Compensation
	Annual Compensation
					Shares	Restricted
				Other Annual	Underlying	Stock	LTIP	All Other
		Salary	Bonus	Compensation	Options	Awards	Payouts	Compensation
Name and Principal Position	Year	($)	($)(1)	($)(2)	(#SH)(3)	(#SH)(4)	($)	($)(5)

Dennis E. Wheeler	2003	485,126	466,250	—	—	200,000	—	15,999
Chairman & Chief	2002	499,400	300,000	—	395,071	—	—	46,135
Executive Officer	2001	485,658	212,916	—	229,090	—	—	35,668
Robert Martinez	2003	278,549	192,660	—	—	125,000	—	15,999
President and	2002	293,192	131,100	—	—	131,382	—	25,392
Chief Operating Officer	2001	288,241	94,050	—	—	20,429	—	24,892
James A. Sabala(6)	2003	235,359	179,000	—	—	125,000	—	204,789 (9)
Executive Vice-President	2002
Chief Financial Officer	2001
Dieter A. Krewedl(7)	2003	202,090	—	—	—	41,667	—	16,000
Senior Vice President	2002	197,193	77,481	—	56,763	—	—	18,007
Exploration	2001	193,318	46,612	—	—	—	—	15,674
Mitch J. Krebs(8)	2003	195,969	133,445	—	—	85,000	—	16,000
Vice President Corporate Development

(1)	Annual incentive payments under the AIP are paid in cash and based on target award levels established by the Compensation Committee at the beginning of each annual performance period and vary depending upon each participant’s responsibilities and base salary. Awards under the AIP are paid after the annual performance period and vary from 0% to 200% of the targets based on actual performance. During 2001, 75% of the award value was based on the Company’s overall financial performance and 25% was based on the participant’s individual performance. During 2002 and 2003, 50% of the award value was based on the Company’s overall financial performance and 50% was based on the participant’s individual performance. Financial objectives underlying the measurement of the Company’s performance include both total asset growth and cash flow return on total investments. The amounts reported above for 2001, 2002 and 2003 were paid in the first quarter of 2002, 2003 and 2004, respectively.

(2)	Does not report perquisites amounting to less than the lesser of $50,000 or 10% of total salary and bonus.

(3)	Reports the number of shares underlying nonqualified options and incentive stock options granted under the LTIP with respect to each of the respective years. No new stock options were granted to any of Coeur’s officers under the LTIP in 2003.

(4)	On March 11, 2003, the Board of Directors awarded a total of 660,000 restricted shares to the above named executive officers. These restricted shares initially were to vest at the end of a three-year period following the grant of such shares. At a meeting on February 5, 2004, the Board of Directors, based upon the Company’s achievement of certain strategic goals during 2003 and to provide further incentive to management, amended the vesting schedule such that these shares will vest to the extent of one-third of the award amount on each anniversary following the grant date of such shares. The aggregate number and market value (based on the $5.78 per share closing price of the shares on the New York Stock Exchange on December 31, 2003) of the restricted shares of common stock granted and held by the above executive officers at December 31, 2003, were as follows: Dennis E. Wheeler — 200,000 shares ($1,156,000), Robert Martinez — 125,000 shares ($722,500), James A. Sabala — 125,000 shares ($722,500), Dieter A. Krewedl — 41,667 shares ($240,835), and Mitchell J. Krebs — 85,000 shares ($491,300). No restricted shares of common stock were issued in 2001 or 2002.

(5)	Includes contributions to the Defined Contribution and 401(k) Retirement Plan (the “Retirement Plan”) and amounts credited to Coeur’s Non-Qualified Supplemental Retirement and Deferred Compensation Plan (the “Supplemental Plan”) prior to its termination. All full-time employees participate in the Retirement Plan. The amount of Coeur’s annual contribution is determined annually by the Board of Directors and may not exceed 15% of the participants’ aggregate compensation. However, for the years 2001, 2002 and 2003, the contribution was 5%. In addition, the Retirement Plan provides for an Employee Savings Plan which allows each employee to contribute up to 100% of compensation, subject to a maximum contribution of $12,000. Coeur contributes an amount equal to 50% of the first 6% of any such contributed amount. Accrued benefits under the Retirement Plan are fully vested after five years of employment on the Defined Contribution and the 401(k) vests immediately. Retirement benefits under the Retirement Plan are based on a participant’s investment fund account upon retirement, and the form of benefit payment elected by the participant. In 2003, each of Messrs. Wheeler, Martinez, Sabala, Krewedl and Krebs were credited with Company contributions of $15,999, $15,999, $11,649, $16,000, and $16,000, respectively, under the Retirement Plan. Prior to December 6, 2002, the Company provided a Supplemental Retirement Plan pursuant to which officers were entitled to defer up to 50% of their salary and 100% of the cash portion of awards under the AIP and LTPSP. In addition, an additional amount was accrued annually for each participant equal to the portion of the contribution to the Company’s defined contribution that was restricted pursuant to the provisions of ERISA. On December 6, 2002, the Board of Directors, as a cost reduction program, approved the termination of the Supplemental Plan. In accordance with the terms of the plan, the account balances accrued at the time of termination of the plan were distributed to plan participants.

(6)	Mr. Sabala commenced his employment with Coeur on January 27, 2003. His employment agreement with is described under “Employment Agreements” above.

(7)	Mr. Krewedl resigned his employment with Coeur on December 31, 2003. The employment agreement with his successor, Mr. Donald J. Birak, is described under “Employment Agreements” above.

(8)	Mr. Krebs began his employment with Coeur on February 1, 2003. The employment agreement with Mr. Krebs is described under “Employment Agreements” above.

(9)	Includes $100,000 received upon execution of Mr. Sabala’s employment contract and $93,140 of reimbursable moving expenses.

     The following table sets forth information regarding long-term incentive awards made in 2003:

Long-Term Incentive Plan Awards in Fiscal Year 2003

			Estimated Future Payouts under
			Non-Stock Price-Based Plans
		Performance or
	Number of	other Period until	Threshold	Target	Maximum
	Restricted Shares	Maturation	($ or #)	($ or #)	($ or #)

Dennis E. Wheeler	200,000	1/3 per year	—	—	—
Robert Martinez	125,000	1/3 per year	—	—	—
James A. Sabala	125,000	1/3 per year	—	—	—
Dieter A. Krewedl	125,000	1/3 per year	—	—	—
Mitchell J. Krebs	85,000	1/3 per year	—	—	—

      The following aggregate Option Exercises and Year-End Option Value Table sets forth, for each of the named executive officers, information regarding the number and value of unexercised options at December 31, 2003. No options were exercised during 2003 by such persons.

Aggregated Option Exercises And 2003 Fiscal Year-End Option Values

			Number of Shares
			Underlying	Value of
			Unexercised Options	Unexercised in-the-
			at FY-End	money Option at
	Shares Acquired	Value	Exercisable/	FY-End
	on Exercise	Realized	Unexercisable	Exercisable/
Name	(#)	($)	(#)	Unexercisable ($)(1)

Dennis E. Wheeler	0	0	680,684/18,841	2,914,073/41,827
Robert Martinez	0	0	175,936/6,375	709,818/14,153
James A. Sabala	0	0	—/—	—/—
Dieter A. Krewedl	0	0	62,019/1,752	242,912/3,889
Mitchell J. Krebs	0	0	—/—	—/—

(1)	Market value of underlying securities at exercise or year-end, minus the exercise price.

     Information in the above Long-Term Incentive Plan Awards Table relates to restricted shares awarded during the year ended December 31, 2003. On March 11, 2003, the Company made awards of restricted shares of common stock to each of the named executive officers. The restricted shares shall vest to the extent of one-third of the award amount on each anniversary following the grant date of such shares subject to certain terms of the agreements related to each of the awards and the Long Term Incentive

Plan under which the awards were made. Awards under the Long-Term Incentive Plan were based upon each executive’s level of responsibility and impact upon Company performance.

Compensation Committee Report

      The following description of Coeur’s executive compensation practices and policies is presented on behalf of the Compensation Committee of the Board of Directors. The present members of the Committee are J. Kenneth Thompson (Chairman), Robert E. Mellor, Cecil D. Andrus and John H. Robinson, each of whom is an independent director under New York Stock Exchange listing standards. The fundamental philosophy of Coeur’s executive compensation program is to offer competitive compensation opportunities based on the Company’s performance and individual performance. The Company and the Committee, at least annually, utilize the services of Hewitt Associates, a leading, independent executive compensation consulting firm, in connection with the implementation of the executive compensation program. In addition, the Committee also receives information from other mining company compensation studies.

      Compensation of executive officers is reviewed annually by the Committee, which is comprised entirely of outside directors. It is directly linked to operating and financial performance, comparisons with other companies in the mining industry and is designed to align management’s interests with those of the shareholders. Total compensation opportunities available to management are competitive with those offered by other employers in the precious metals mining industry on a size-adjusted basis. Annual base salaries are targeted, in consideration of several factors including performance and levels of responsibility and experience, between the 50th and 75th percentile of that reported for other companies in the mining industry on a size-adjusted basis.

      Annual incentive compensation awards under the AIP are based on target award levels, expressed as a percentage of base salaries, established at the beginning of each annual performance period for participating executives and vary (from 65% for the Chairman and CEO to lower amounts for other executives) depending upon the individual’s level of responsibility and impact on overall Company performance. Specific individual and group objectives, reflecting the executive’s responsibilities, are developed for each participating executive prior to the beginning of the year. Objectives for participants other than the Chairman and CEO are established for each participant by the CEO, and reviewed by the Compensation Committee. Individual objectives for the Chairman and CEO are established by the Committee and, for 2003, included objectives relating to operations, management and growth. Accordingly, the Compensation Committee reviews the executive’s performance relative to the predetermined goals and reports to the Board of Directors. In addition, financial objectives are established for the Company based on growth of total assets and cash flow return on total investment. Actual awards paid after the end of each annual performance period vary from the target awards based on the actual versus targeted performance objectives. In 2003, 50% of the target award value was based on financial performance of the Company and 50% was based on the individual performance of the participant. Awards vary from zero percent to 200 percent of the target awards. The total annual incentive awards paid to the Chief Executive Officer and the other four highest paid executive officers employed at the end of 2003 were $971,355 compared to $543,679 in 2002, and $450,695 in 2001.

      No new stock options were granted to any of Coeur’s officers under the LTIP in 2003. Awards made under Coeur’s LTIP are based on established percentages of base salary and vest cumulatively at a rate of 33 1/3% per year. The options expire ten years after the date of grant. Option exercise prices are equal to the fair market value of the common stock on the date of grant. As of April 1, 2004, nonqualified stock options and incentive stock options to purchase a total of 1,369,343 shares of common stock at an average exercise price of $2.81 per share were outstanding. As of April 1, 2004, restricted shares equaling a total of 1,194,943 shares of common stock had been awarded to Coeur’s executive officers. As mentioned above, the 2003 Long-Term Incentive Plan that was approved by Coeur’s shareholders on May 20, 2003 replaced Coeur’s prior Long-Term Incentive Plan and Long-Term Incentive Performance Share Plan. Pursuant to the 2003 Long-Term Incentive Plan, in addition to stock options and restricted shares, Coeur may annually grant SARs, performance shares, performance units, cash-based awards and stock-based awards to Coeur’s executive officers. In 2003 and 2004, other than the grant of restricted shares discussed above, Coeur made no long-term incentive awards.

      Payments made in February, 2004 under the AIP were based on 2003 performance. As stated above, 50% of an AIP award is based on the prior year’s growth of total assets and cash flow return on investment and 50% is based on individual performance measured against predetermined individual or group objectives. With respect to the individual performance portion of the February, 2004 AIP award to the Chairman and CEO, the award was based on 2003 performance and reflected the following Company performance accomplishments in 2003:

•	Increase in market capitalization of the Company from $230 million at December 31, 2002 to $1.2 billion at December 31, 2003;

•	the $70 million, or 88%, reduction in convertible indebtedness from $79.6 million at December 31, 2002 to $9.6 million at December 31, 2003, as a result of Coeur’s debt restructuring program and conversions and redemptions of convertible notes, which increased shareholders’ equity and decreased future cash interest payments;

•	the production of approximately 14.2 million ounces of silver in 2003 and approximately 120,000 ounces of gold in 2003;

•	completion of first full year of production at the Cerro Bayo and Martha mines which demonstrated significant increases in production and continued low operating costs and successful continuation of exploration activities there;

•	the completion of an offering of 36.2 million common shares which raised $100.8 million of new capital, thereby allowing the Company to proceed with its growth initiatives at Kensington and San Bartolomé;

•	the feasibility study progress made during the year at the Kensington and San Bartolomé development projects;

•	the successful completion of the relocation of the crusher at Rochester on time and within budget; the upgrade of Coeur’s overall rating by Standard and Poor’s during the third quarter of 2003; and

•	the filing with the Securities and Exchange Commission on December 11, 2003 of a universal shelf registration statement registering up to $150 million of securities. (On January 2004, that amount was increased by $30 million and Coeur completed an offering of $180 million principal amount of 1.25% Convertible Senior Notes due 2024 pursuant to that registration statement).

      It should be noted that the above discussion of Company performance accomplishments arises in the context of executive compensation relating to the year ending December 31, 2003, and, therefore, does not discuss Company performance accomplishments during the current year which ends on December 31, 2004.

Compensation Committee of the Board of Directors

ROBERT E. MELLOR, Chairman

CECIL D. ANDRUS
JOHN H. ROBINSON

Non-Qualified Supplemental Retirement and Deferred Compensation Plan

      On December 6, 2002, the Board of Directors approved the termination of Coeur’s Non-Qualified Supplemental Retirement and Deferred Compensation Plan pursuant to which officers were entitled to defer up to 50% of their salary and 100% of the cash portion of awards under the AIP and LTPSP, effective December 31, 2002. The plan was terminated as an employee cost reduction program. In accordance with the terms of the plan, the account balances accrued at the time of termination of the plan were distributed to plan participants. The following table sets forth the account balances of the officers named in the Summary Compensation Table and two other plan participants at December 31, 2002, which amounts were distributed to the participants during January and February 2003:

Name of Participant	Account Balance

Dennis E. Wheeler	$567,218
Robert Martinez	62,028
Geoffrey A. Burns	9,714
Dieter A. Krewedl	8,159
Other Participants	14,823

Total	661,942

EMPLOYEES

      The number of full-time employees at July 1, 2004 of Coeur and its subsidiaries was:

United States Corporate Staff & Office	30
Silver Valley — Galena Mine(1)	174
Rochester Mine	254
Kensington Property	8
Chilean Corporate Staff & Office	38
Cerro Bayo Project/ Fachinal Mine	265
Mina Martha/ Polimet	25

Total	794

(1)	The Company maintains a labor agreement with the United Steelworkers of America at its Coeur Silver Valley mine. The agreement is effective from March 26, 2003 to March 1, 2006. The Company also maintains a labor agreement with Sindicato De Trabayadores De Compania Minera Cerro Bayo LTA at its Cerro Bayo Chile mine. The agreement is effective from December 22, 2003 to December 21, 2005.

Equity Compensation Plan Information

      The following table sets forth information as of December 31, 2003 regarding the Company’s equity compensation plans.

			Number of securities
			remaining available for
	Number of securities	Weighted-average	future issuance under
	to be issued upon	exercise price of	equity compensation
	exercise of	outstanding	plans (excluding
	outstanding options,	options, warrants	securities reflected in
	warrants and rights	and rights	column (A))
Plan category	(A)	(B)	(C)

Equity compensation plans approved by security holders	1,650,054	$2.11	7,444,140
Equity compensation plans not approved by security holders	0	—	—

Total	1,650,054	$2.11	7,444,140

STOCK PERFORMANCE CHART

Comparison of 5 Year Cumulative Total Return Assumes Initial Investment

of $100 Year-to-Date Through June 30, 2004

      The following chart compares Coeur’s cumulative total shareholder return for the five years ended December 31, 2003, and for the six months ended June 30, 2004, with (i) the S&P 500 Index, which is a performance indicator of the overall stock market, and (ii) a peer group determined by Coeur.

*	Total return assumes $100 invested on January 1, 1998, in Coeur’s common stock, S&P 500 Index and the peer group index, and a reinvestment of dividends.

**	The issuers of common stock included in the peer group are Apex Silver Mines Ltd., Bema Gold Corp., Cambior Inc., First Silver Reserve, Inc., Glamis Gold Ltd., Hecla Mining Co., Kinross Gold Corp., Meridian Gold, Inc., Pan American Silver Corporation, and Viceroy Resources Corp.

DESCRIPTION OF SECURITIES

Coeur Common Stock

      Coeur is authorized to issue up to 500,000,000 shares of common stock, par value $1.00 per share, of which, at July 31, 2004:

•	213,260,559 shares were outstanding and 1,059,211 shares were held as treasury stock;

•	23,684,250 shares were reserved for issuance upon the conversion of Coeur’s $180 million principal amount of outstanding 1.25% Convertible Senior Notes due 2024;

•	7,658,551 shares were reserved for issuance under Coeur’s Executive Compensation Program; and

•	1,109,706 shares were reserved for issuance under Coeur’s Non-Employee Directors Stock Option Plan.

      Holders of Coeur common stock are entitled to one vote for each share held of record on each matter submitted to a vote of shareholders. Holders may not cumulate votes in elections of directors. Subject to any preferences applicable to any shares of preferred stock outstanding at the time, holders of Coeur common stock are entitled to receive ratably such dividends as may be declared by the Board of Directors out of funds legally available therefor and, in the event of Coeur’s liquidation, dissolution or winding up, are entitled to share ratably in all assets remaining after payment of liabilities. Holders of Coeur common stock have no preemptive rights and have no rights to convert their Coeur common stock into any other security. The outstanding common stock is fully-paid and non-assessable.

      Coeur’s articles of incorporation include a fair price provision, applicable to some business combination transactions in which Coeur may be involved. The provision requires that an interested shareholder (defined to mean a beneficial holder of 10% or more of Coeur’s outstanding shares of common stock) not engage in specified transactions (e.g., mergers, sales of assets, dissolution and liquidation), unless one of three conditions is met:

•	a majority of the directors who are unaffiliated with the interested shareholder and were directors before the interested shareholder became an interested shareholder approve the transaction;

•	holders of 80% or more of the outstanding shares of common stock approve the transaction; or

•	the shareholders are all paid a “fair price,” i.e., generally the higher of the fair market value of the shares or the same price as the price paid to shareholders in the transaction in which the interested shareholder acquired its stock.

      The fair price provision may tend to insulate Coeur’s current management against the possibility of removal by discouraging some types of hostile takeover bids. Coeur is not aware of any person or entity proposing or contemplating such a transaction.

Coeur Preferred Stock

      Coeur is authorized to issue up to 10,000,000 shares of preferred stock, par value $1.00 per share, no shares of which are outstanding. The Board of Directors has the authority to determine the dividend rights, dividend rates, conversion rights, voting rights, rights and terms of redemption and liquidation preferences, redemption prices, sinking fund terms on any series of preferred stock, the number of shares constituting any such series and the designation thereof. Holders of preferred stock have no preemptive rights.

Rights Plan

      On May 11, 1999, the Board of Directors of the Company declared a dividend distribution of one right for each outstanding share of Coeur common stock. Each right entitles the registered holder to purchase from Coeur one one-hundredth of a share of Series B Preferred Stock at an exercise price of $100 in cash, subject to adjustment. The description and terms of the rights are set forth in a Rights Agreement, dated as of May 11, 1999, between Coeur and ChaseMellon Shareholder Services, L.L.C., as rights agent. The rights are not exercisable or detachable from the common stock until ten business days after any person or group acquires 20% or more (or commences a tender or exchange offer for 20% or more) of the outstanding Coeur common stock. If any person or group acquires 20% or more of Coeur common stock or acquires Coeur in a merger or other business combination, each right (other than those held by the acquiring person or group) will entitle the holder to purchase common or preferred stock of Coeur d’Alene Mines or common stock of the surviving company having a market value of approximately two times the $100 exercise price. The rights will expire on May 24, 2009, unless earlier redeemed or exchanged by Coeur.

Dividend Policy

      The Company has not paid per share cash distributions or dividends on its common stock since 1996. Future distributions or dividends on the common stock, if any, will be determined by the Company’s Board of Directors and will depend upon the Company’s results of operations, financial conditions, capital requirements and other factors.

PRINCIPAL SHAREHOLDERS

      No stockholder of record, or known to Coeur, beneficially owns, directly or indirectly, more than 5% of the outstanding shares of Coeur common stock. The directors and officers of Coeur as a group (17 persons) owned beneficially or exercised control or direction over 2,184,393 shares of Coeur Common Stock, or approximately 1.02% as at August 19, 2004.

PRIOR SALES

Issuances of Common Stock

      During the third quarter of 2003, the Company completed a public offering of 23.7 million shares of Coeur common stock at a public offering price of $3.40 per share, which included 3.1 million shares purchased by the underwriters at the offering price to cover over allotments. The Company realized total net proceeds from the offering, after payment of the underwriters’ discount, of approximately $76.0 million.

      On July 7, 2003, the Company sold 0.2 million shares of Coeur common stock to an institutional investor for aggregate proceeds of $0.3 million, or $1.40 per share. The net proceeds from the sale of shares were used to pay amounts owed by the Company’s subsidiary, Manquiri, a Bolivian corporation, under contracts pursuant to which it obtained certain mineral rights in Bolivia and for general corporate purposes. The sale of shares was effected pursuant to the Company’s shelf registration statement.

      On November 25, 2003, the Company issued 3.1 million shares of Coeur common stock in a registered offering, the proceeds of which were used to redeem the remaining $4.6 million principal amount of the 9% Convertible Senior Subordinated Notes.

Issuance of 1.25% Convertible Senior Notes

      On January 13, 2004 the Company completed its offering of $180 million aggregate principal amount of 1.25% Convertible Senior Notes due 2024 (the “1.25% Notes”). The 1.25% Notes are convertible into shares of Coeur common stock at a conversion rate of approximately 131.5789 shares of Coeur common stock per $1,000 principal amount of Notes, representing a conversion price of $7.60 per share. Interest on the 1.25% Notes is payable in cash at the rate of 1.25% per annum beginning July 15, 2004. The Company intends to use the proceeds of the offering for general corporate purposes, which may include the development of its Kensington gold project and its San Bartolomé silver project, which are pending the completion of updated feasibility studies and final construction decisions. The 1.25% Notes are general unsecured obligations, senior in right of payment to Coeur’s other indebtedness.

INTERESTS OF EXPERTS

Legal Matters

      Certain legal maters relating to the offer to purchase and the shares of Coeur common stock and Exchangeable Shares to be distributed pursuant to the offer to purchase will be reviewed by William F. Boyd, Esq., Gibson, Dunn & Crutcher LLP, Goodmans LLP and Stewart McKelvey Stirling Scales. As of the date hereof, William F. Boyd, Esq. and the partners and associates of Gibson, Dunn & Crutcher LLP, Goodmans LLP and Stewart McKelvey Stirling Scales, as a group, beneficially own directly or indirectly less than 1% of the issued and outstanding shares of Coeur common stock.

AUDITORS, TRANSFER AGENTS AND REGISTRARS

      The auditors of Coeur are KPMG LLP, Denver, Colorado.

      The transfer agent and registrar for Coeur common stock is ChaseMellon Shareholder Services, L.L.C., Ridgefield Park, New Jersey.

APPENDIX B

CERTAIN INFORMATION REGARDING MINING PROPERTIES OF

COEUR D’ALENE MINES CORPORATION

Definitions and Interpretation	B-2
Rochester Mine	B-5
Cerro Bayo Mine	B-15
Mina Martha	B-27
Silver Valley	B-36
San Bartolomé Project	B-45
Kensington Project	B-53
Other Properties	B-65

DEFINITIONS AND INTERPRETATION

Conversion Table

      In this Appendix B, imperial measures and metric units are used. Conversion rates from imperial measures to metric units and from metric units to imperial measures are provided in the table set out below.

Imperial Measure	=	Metric Unit	Metric Unit	=	Imperial Measure

2.47 acres		1 hectare	0.4047 hectares		1 acre
3.28 feet		1 metre	0.3048 metres		1 foot
0.62 miles		1 kilometre	1.609 kilometres		1 mile
0.032 ounces (troy)		1 gram	31.1 grams		1 ounce
1.102 tons (short)		1 tonne	0.907 tonnes		1 ton
0.029 ounces (troy)/ton		1 gram/tonne	34.28 grams/tonne		1 ounce (troy)/ton

Glossary of Terms

      “adit”  — horizontal or nearly horizontal passage driven from the surface for the working of a mine.

      “Ag”  — silver, a metallic element with minimum fineness of 995 parts per 1000 parts pure silver.

      “andesite”  — a dark-coloured, fine-grained extrusive rock that, when porphyritic, contains phenocrysts composed primarily of zoned sodic plagioclase (esp. andesine) and one or more of the mafic minerals (e.g. biotite, hornblende, pyroxene), with a ground-mass composed generally of the same minerals as the phenocrysts; the extrusive equivalent of diorite.

      “assay”  — the chemical analysis of an ore, mineral or concentrate of metal to determine the amount of valuable species.

      “Au”  — gold, a metallic element with minimum fineness of 999 parts per 1000 parts pure gold.

      “basalt”  — dark-coloured igneous rock, commonly extrusive, composed primarily of calcic plagioclase and pyroxene.

      “breccia”, “brecciation”  — rock broken up by geological forces.

      “chalcopyrite”  — a bright brass-yellow tetragonal mineral; generally found massive and constitutes the most important ore of copper.

      “CIM Standards”  — CIM Standards on Mineral Resources and Mineral Reserves — Definitions and Guidelines prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000.

      “cm”  — centimetres.

      “concentrate”  — a product containing the valuable metal and from which most of the waste material in the ore has been eliminated.

      “Cu”  — copper, a ductile, malleable reddish-brown metallic element.

      “cut-off grade”  — the lowest grade of mineral resource considered economic; used in the calculation of reserves and resources in a given deposit.

      “cyanidation”  — a method of extracting gold or silver by dissolving it in a weak solution of sodium or potassium cyanide.

      “dacite”  — a fine-grained extrusive rock with the same general composition as andesite, but having less calcic plagioclase and more quartz.

      “diamond drill”  — a type of rotary drill in which the cutting is done by abrasion rather than percussion. The drill cuts a core of rock which is recovered in long cylindrical sections.

      “dilution”  — an estimate of the amount of waste or low-grade mineralized rock which will be mined with the ore as part of normal mining practices in extracting an ore body.

      “doré”  — unrefined gold and silver bullion bars which contain gold, silver and minor amounts of impurities which will be further refined to almost pure metal.

      “drift”  — horizontal passage underground that follows along the length of a vein of rock formation.

      “epithermal”  — formed by low-temperature (100 — 200C.) hydrothermal processes.

      “fault”  — a fracture in a rock where there has been displacement of the two sides.

      “flotation”  — a milling process by which some mineral particles are induced to become attached to bubbles of froth and float, and others to sink, so that the valuable minerals are concentrated and separated from the gangue.

      “fracture”  — breaks in a rock, usually due to intensive folding or faulting.

      “galena”  — the most important ore of lead, found in hydro-thermal veins and as a replacement mineral.

      “gangue”  — that part of an ore deposit from which a metal or metals is not extracted.

      “g/t” — grams per tonne.

      “ha”  — hectares.

      “heap leaching process”  — a process of extracting gold and silver by placing broken ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained gold and silver, which are then recovered in metallurgical processes.

      “indicated mineral resource”  — the part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and test information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

      “inferred mineral resource”  — the part of a mineral resource for which the quantity, grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

      “kg” — kilograms.

      “km” — kilometres.

      “km2” — square kilometres.

      “lb” — pound.

      “m” — metres.

      “measured mineral resource”  — the part of a mineral resources for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

      “mineral reserve”  — the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined.

      “mineral resource”  — a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

      “mm”  — millimetres.

      “NI 43-101”  — National Instrument 43-101 Standards of Disclosure for Mineral Projects, promulgated by the Canadian Securities Administrators effective as of February 1, 2001.

      “open pit”  — a surface working open to daylight, such as a quarry.

      “ore shoot”  — a pipe-like, ribbon-like or chimney-like mass of ore within a deposit (usually a vein), representing the more valuable part of a deposit.

      “oz” — ounce (troy).

      “Pb”  — lead, a soft bluish-white, dense metallic element.

      “porphyry”  — an igneous rock of any composition that contains conspicuous phenocrysts in a fine-grained ground mass.

      “probable reserves”  — the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

      “proven reserves”  — the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

      “pyrite”  — a mineral containing iron sulphide.

      “pyroclastic”  — rock formed by the mechanical combination of volcanic fragments.

      “qualified person”  — for the purposes of NI 43-101, an individual who is an engineer or geoscientist with at least five years experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; and has experience relevant to the subject matter of the mineral project; and who is a member in good standing of a recognized self-regulatory organization of engineers or geoscientists.

      “Sn”  — tin, a soft metal extracted from cassiterite.

      “run-of-mine ore”  — mined ore which has not been subjected to any pre-treatment, such as washing, sorting or crushing prior to processing.

      “shrinkage stoping”  — a method of stoping which utilizes part of the broken ore as a working platform and as support for the walls.

      “silicified”  — a rock altered by a silica hydrothermal solution.

      “sphalerite”  — the main zinc ore, found in metasomatic deposits with galena, in hydro-thermal vein deposits, and in replacement deposits.

      “split”  — a coal seam that is separated from the main seam by a thick parting of other sedimentary rock.

      “stope”  — an excavation in a mine from which ore is being or has been extracted.

      “strike”  — the course or bearing of a layer of rock.

      “tailings”  — material rejected from a mill after recoverable valuable minerals have been extracted.

      “ton”  — a short ton which is equivalent to 2,000 pounds, unless otherwise specified.

      “tuff”  — a general term for all consolidated pyroclastic rocks. Adj: tuffaceous.

      “tuffs”  — upon consolidation, the general name for the material derived from solid volcanic material which has been blown into the atmosphere by explosive activity.

      “vein”  — an epigenetic mineral filling of a fault or other fracture, in tabular or sheetlike form, often with associated replacement of the host rock; a mineral deposit of this form and origin.

Classification of Mineral Reserves and Resources

      Definitions of proven and probable mineral reserves and measured, indicated and inferred resources are those prescribed by NI 43-101 and conform to the CIM Standards.

Technical Reports

      The scientific and technical information in this Appendix B relating to the Rochester Mine in Nevada, the Cerro Bayo Mine in Chile, the Martha Mine in Argentina, the Silver Valley Mine in Idaho and the Kensington project in Alaska is based on current technical reports in respect of these properties filed on SEDAR (www.sedar.com) in accordance with the requirements of NI 43-101. Each of these reports was prepared by, or under the supervision of, Donald Birak, Coeur’s Senior Vice-President of Exploration. Mr. Birak is a qualified person under NI 43-101. The scientific and technical information in this Appendix B relating to the San Bartolomé project in Bolivia is based on a current technical report in respect of this property filed on SEDAR (www.sedar.com) in accordance with the requirements of NI 43-101. The San Bartolomé report was prepared by Gregory Blaylock, Coeur’s Chief Mine Engineer. Mr. Blaylock is a qualified person under NI 43-101.

ROCHESTER MINE, NEVADA

Property Description and Location

      The Rochester Mine, an open-pit silver mine that also produces significant gold, is owned and operated by Coeur Rochester, Incorporated (“CRI”), a wholly owned subsidiary of Coeur. The Rochester Mine is located in the Humboldt Range of northwestern Nevada, 26 miles northeast of the town of Lovelock in Pershing County.

      The Rochester Mine consists of two open pits, the Rochester Pit and the Nevada Packard Pit. The Rochester Pit permit boundary encompasses 3,762 acres and includes 255 unpatented lode, 6 patented lode and 54 millsite claims. The unpatented lode and millsite claims are on public ground administered by the Bureau of Land Management (“BLM”) for the State of Nevada. These grounds are overseen locally by the BLM’s Winnemucca District office. The unpatented claims and mill sites are maintained yearly by way of lease agreements with the BLM and Pershing County. Real taxes to the State of Nevada are paid yearly in respect of the patented claims.

      Under the currently approved Reclamation Plan (January 2004), the Rochester Pit is permitted for 1,504 acres of disturbance within the permit boundary. The Reclamation Plan is reviewed and approved jointly by the BLM and the Nevada Division of Environmental Protection — Bureau of Mining Regulation and Reclamation (“BMRR”). Over 300 acres of the disturbance have already been reclaimed as part of CRI’s concurrent reclamation program. The BLM and BMRR have granted a partial bond release on 192 of these acres.

      The Nevada Packard Pit permit boundary covers 605 acres and includes 49 unpatented lode and 7 patented lode claims. The unpatented lode claims are on public ground administered by the BLM’s Winnemucca District office. The unpatented claims and mill sites are maintained yearly by way of lease agreements with the BLM and Pershing County. Real taxes to the State of Nevada are paid yearly in respect of the patented claims.

      Permitting for the Nevada Packard Pit was completed in 2002 with minor changes made in 2003. Coeur has permitted 200 acres of disturbance for the mining of the Nevada Packard Pit. This disturbance includes a small open pit, waste rock facilities, haul roads, and associated ancillary facilities. In addition, Coeur has proposed to reclaim some of the historic disturbance in the project area that will not be disturbed by mining activities.

      The Rochester Mine also has four operating concessions within the operational boundary. These concessions are maintained yearly and are in good order. The four concessions are primarily for operational “right of way” (haul roads, utilities and waste rock facilities) and are not related to mineralization. CRI has obtained all necessary environmental permits and licenses from the appropriate state and federal agencies for the Rochester Mine and supporting facilities. Operational standards and best management practices have been established to maintain compliance with these permits at all times.

      Asarco Incorporated (“Asarco”), the prior lessee, has a net smelter royalty interest, which is payable only when the market price of silver equals or exceeds $19.44/oz., up to a maximum rate of 5%. Coeur has paid no royalties during the three years ended December 31, 2003.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

      Lovelock, Nevada is the closest population centre to the Rochester Mine. Lovelock is a rural town in Pershing County, with a population of approximately 2000 people and is located approximately 90 miles east of Reno. Pershing County is entirely within the basin and range physiographic province bound to the west and east by northward trending mountain ranges which are separated by alluvial valleys. Access to the Rochester Mine site is via a two lane paved road intersected by an Interstate highway. The mine is located within the Humboldt mountain range at an elevation of 7,000 feet. The range contains steep slopes and vegetation is typical high desert with sage brush and mountain juniper as the dominant vegetation. The area typically has four seasons with snow fall occurring sporadically from October to June and warmer dry weather from June to October. Operations are conducted 24 hours a day, 365 days a year with minor delays due to poor visibility during winter. The mine is fully supported with electricity, telephone and radio communications, production water wells, office facilities, maintenance and warehouse facilities, two open pit mining areas, crushing and conveying facilities, three heap leach pads, and a process facility.

History

      Pershing County has a long history of mining. During the period from 1856 to 1970, 46 mining districts within the county produced ore at a value of $167 million. In addition to precious metals, the county hosts large volumes of tungsten, antimony, iron, gypsum, copper and diatomite.

      Mines in the Humboldt Range began to appear in the early 1860’s, when several high-grade silver and gold mines were discovered. The first recorded mining activity in the Humboldt Range occurred about 1860 on the northwest side of Star Peak. The first shipments of silver ore from Nenzel Hill (the location of the Rochester Mine) occurred in 1909. Approximately 8.7 million ounces of silver and 76,000 ounces of gold were extracted from the property during the early 1900’s. Underground operations mined silver and gold veins that averaged 6 feet in width and averaged 12 ounces of silver and 0.1 ounces of gold per ton of ore. These operations ended in 1935.

Rochester Pit

      CRI began open pit mining of the current Rochester Pit in 1986. Large scale development drilling between 1989 and 1992 provided the necessary data and geologic information to construct a solid geologic model and mineral resource. Another extensive drill program between 1999 and 2001 provided additional information confirming the necessity to relocate the original tertiary crushing system and expand the pit boundaries.

      Infill drilling has provided necessary data for updating the geologic model, mineral delineation and mine design. Mining at the Rochester Pit began at an elevation of 7,250 feet and since that time, approximately 332 million tons of material has been mined in the open pit to a lower elevation of 6,125 feet. The Rochester Pit has produced over 100,000,000 ounces of silver and 1,000,000 ounces of gold since 1986.

Nevada Packard Pit

      The original group of “Packard” claims were staked in 1912. In 1915, a 100-ton cyanidation mill was built, which was later increased to 175 tons per day. Approximately $2,000,000 in gold and silver was extracted from the underground mines from 1913 to 1923. Several companies initiated exploration activities in the Nevada Packard area between 1969 and 1995. In 1996, CRI entered into lease agreements with Packard Mining, Inc., Frank Margrave Jr. and Wilton Margrave, who then controlled the surface and mineral rights. In 1999, CRI bought out the former owners and became the owner of the Nevada Packard property.

      Mining of the current Nevada Packard Pit began in December, 2002 at an elevation of 6125 feet. To date, 1.6 million tons of ore yielding 2.26 million contained ounces of silver and 4,000 contained ounces of gold have been mined to bring the pit’s working elevation to 5900 feet.

Geological Setting

Regional Geology

      The Rochester Mine site is located in the southern Humboldt Range. The Humboldt Range is within a basin and range province and is an elongated north to northwest trending horst block, bounded on the east and west by Tertiary-aged Basin and Range normal faults. Folding in the Cretaceous, caused by east-west compressional tectonics, accompanied by granodioritic intrusive events, resulted in a northerly-trending, south plunging anticline.

      The oldest known intrusive rocks in the District are located in the Humboldt Range. Permian-to Triassic-aged Koipato Group mafic to silicious volcanic, sedimentary and intrusive rocks are distributed throughout the Humboldt range and underlie the Rochester District. According to Vikre, the predominantly rhyolitic Koipato volcanism followed the collapse of the western marginal basin and moved easterly along the Golconda thrust (Sonoma Orogeny). After episodes of erosion, the Koipato Group was followed by deposition of the Star Peak Group, which consists of Triassic sediments. The Triassic-aged sedimentary rocks that flank the Humboldt Range partly define the antiform located in the Rochester District. Late Cretaceous plutonism caused extensive contact hydrothermal alteration and much of Koipato rhyolites are altered to a quartz-sericite-pyrite assemblage.

Local and Property Geology

      The Rochester ore deposit, located in Nenzel Hill, and Nevada Packard deposit, located near the nose of this regional antiformal feature, occur in the volcanic and epiclastic Permian-Triassic Koipato Group. The Koipato Group comprises (in ascending order) the Limerick Greenstone, Rochester Rhyolite, Weaver Rhyolite and Tuffs. The Koipato Group is overlain by a Mesozoic-aged marine-carbonate sequence of the Star Peak Group, which is not exposed in the immediate vicinity of the Rochester Mine but on its western flanks. Several intrusive stocks have invaded the southern end of the range, including a late Permian leucogranite, which is exposed within a mile northeast of Packard. In addition to the leucogranite, lower

Triassic Rhyolite porphyry intrusive dikes and small stocks dot the region. A Cretaceous-aged granodiorite stock is exposed to the northwest at Rocky Canyon. The major ore deposits are located in rocks from the Koipato Group. They have been classified into three categories, silver bearing non-tourmaliniferous quartz veins, silver bearing quartz tourmaline veins and gold bearing quartz tourmaline veins. Only the Weaver and Rochester formations are exposed in the Rochester and Packard mine areas and are rhyolitic in composition, consisting of ash-flow tuffs, felsites, clastic and shale interbeds, welded tuffs, spheroidal quartz-feldspar porphyry, crystal tuffs and breccias. The Rochester and Weaver formations are the only mineralized host rocks at the mine and fall into the category of silver bearing non-tourmaliniferous quartz veins. Precious metals mineralization at Rochester is believed to have accompanied the Cretaceous intrusive event.

      The Weaver Formation is the earlier of the two rhyolites and contains six units according to lithology and can be mapped with continuity. The Weaver units consist of spherulitic tuffs, air fall and water lain ash, shale/siltstone, fine grained volcaniclastics, tuffs and lithic tuffs. The Rochester Formation is dominated by tuffs, flows, breccias and thin intervals of spherulitic and lithophysae tuffs, and fine grained volcaniclastics. All of these lithologic facies have been mapped in the Rochester Pit but lack continuity laterally and vertically and are therefore categorized as undifferentiated Rochester tuffs. This formation is extremely fractured and faulted and hosts mineralization along favourable fault trends.

      Silicification is locally identified along favourable faults and clearly overprints earlier phyllic alteration. Quartz veins, stockwork and silica flooded breccias are common as open space fill and it is common for silica flooding of adjacent wall rock. The quartz veins and veinlets typically exhibit several parallel and crosscutting stages of deposition. Milky white quartz typically is overprinted by gray to tan cryptocrystalline quartz veins and veinlets. Silica alteration was recognized early in the Rochester Mine life as an excellent guide to mineralization. Blasthole lineations for both silver and gold mineralization overprint in many cases local silicified zones.

      The Rochester and Nevada Packard mineralization, which are hydrothermal systems, are located within the north-south shear corridor bound by north-south wrench faults. The mine geology is characterized by penetrative thrust faults overprinted by a complex structural system of high angle fracture sets. Although there is evidence for compressional tectonism at Rochester, the majority of structures appear to have been reactivated by the most recent basin and range tectonic event. Fracture intensity within the pit is well developed. Fracture and fault arrays are plane strain and biaxial in geometry.

Exploration

      The Rochester Pit has undergone extensive drilling and exploration since 1985, including reverse circulation drilling programs designed to test mineralized targets at the Rochester/ Weaver contact and favourable structural targets. Recent exploration activities include field mapping, geochemistry, geophysics and resource development drilling. CRI conducts exploration annually to confirm reserves and develop mineral resources. CRI has budgeted for a small development drill program of approximately 5000 feet for 2004, designed to upgrade mineral resources to reserves.

      The Nevada Packard Pit area was explored and evaluated by various companies between 1969 and 1990. The exploration drilling completed included down hole percussion, core drilling and reverse circulation drilling totalling approximately 40,000 feet.

      CRI completed several mapping, geophysical surveys, geochemistry surveys and reverse circulation and diamond drill programs between 1996 and 2002. During 1996 and 1997, wide scale exploration drilling targeted favourable fault trends and rock hosts. This program was followed up by a series of resource development drill programs through 2002.

      In addition to exploration and development drilling at the Nevada Packard pit, field and underground mapping was performed during 2002 by geological consultants. The focus was on major structural offsets, structural controls and lithologies. Surface geology was outcrop-mapped on a scale of one inch to one hundred feet. Accessible underground workings were reviewed for lithologies and structures and to confirm the structures and sampling performed by other mining companies in the late 1970s. The pit exposures were mapped in detail on a scale of one inch to twenty feet.

      The data from this extensive exploration effort has been used to create mineral resource and mineral reserve models that have guided Coeur’s forward exploration and production efforts. On a yearly basis, the resource and reserve models are updated with new information from exploration drilling, metallurgical analyses, reconciliation of production to reserve models and economic inputs such as operating and consumables costs and metal prices. Since production start-up, over 100 million ounces of silver have been produced from the Rochester Mine.

Mineralization

      Most of the gold and silver mineralization is oxidized and disseminated within the host Weaver and Rochester Formations. The upper Weaver units (spheroidal rhyolites and shale) do not host mineralization in the Rochester Pit, but provide an important “cap-rock” to the rising hydrothermal fluids. The upper Weaver unit (spheroidal quartz-feldspar porphyry, crystal tuffs) at Nevada Packard hosts the majority of the mineralization. This is the uppermost stratigraphic unit exposed in the Nevada Packard area.

      Mineralization occurs along quartz veins and veinlets occupying predominantly high and low angle north/northeast and just west of north fault systems. These veins are discontinuous and are often displaced by crosscutting post mineral faults. The bulk of the mineralization occurs in a complex vein array system enveloping the fault zones that range in size up to several hundred feet both along strike and down dip. Mineralization is most dominant along multiple structural intersections in both rhyolite formations and locally in structurally prepared zones along the Rochester/ Weaver contact. As well, major mineralized and post mineral fault systems cut the Weaver/ Rochester contact. High and low angle post mineral faulting identified from pit mapping disrupted ore trends with offsets predominantly to the east and southeast.

      Fine-grained silver-bearing quartz veins were the principal ore host in the early days (1912-1926). Finely disseminated argentite and cerargyrite were the most common ore minerals. A fairly narrow (10 to 100 feet) quartz stockwork zone surrounds the principal quartz veins, and is the focus of the modern exploration efforts. Silver sulfosalts, finely disseminated argentite, and minor native gold are believed to be the principal ore minerals in the stockwork zones. Fine-grained pyrite, minor sphalerite, and trace galena are the primary sulfide minerals present.

      The Rochester and Nevada Packard deposits are completely oxidized to a depth of 300-500 feet, and partially oxidized to a depth of over 700 feet. Few sulfides are present above these levels, generally when hosted in quartz veins or when silica-encapsulated.

Drilling

      Through 2003, a combined total of approximately 861,803 feet in 1938 exploration holes have been drilled in and adjacent to the Rochester deposit and 118,267 feet in 448 exploration holes in the Nevada Packard deposit. Exploration holes are logged for lithological, mineralogical, structural, and metal grade information. This information is used in the creation of both the geologic and grade models. Drill hole cross sections have been compiled on 100 foot centers in north-south and north 35 west orientations. Sections include drill hole assay data, rock type and alteration. The sections have been used to define in-fill targets, geologic continuity and development of the geologic model.

      In the early 1980s and prior to CRI’s acquisition of the property, a previous operator completed 153,632 feet of drilling in the Rochester Mine area. Since acquiring its interest in the property, CRI has drilled an additional 1471 developmental and exploration holes totalling 708,171 feet. Although reverse circulation drill rigs have been utilized to drill the majority of these holes, 40 core holes totalling 23,885 feet have also been drilled.

      Drilling to date has yielded sufficient density of holes at the Rochester deposit. Hole spacing has been designed to drill every 200 feet along strike by 100 feet across strike of major mineralized trends where possible. Annual drilling campaigns target areas containing lower drill density and has increased drill hole density to approximately 100 feet by 100 feet in current mining areas. Opportunities still exist to enhance model performance as well as to possibly increase reserves through in-fill drilling. Approximately 70% of the holes drilled to date are vertical and were designed to penetrate the known mineralized zones. Many of these holes were drilled deeper when warranted by mineralization evidence in the drill samples.

      CRI completed two deep exploratory reverse circulation drilling programs on the Nevada Packard deposit during 1996 and 1997. The first program was intended to test unknown geology at depth, specifically the Rochester/ Weaver formation contact. A total of 10,540 feet was drilled in 11 holes. In 1997, CRI drilled 12 additional holes within the area of known surface reserves and adjacent ground in an effort to find mineralization at depth. A total of 10,680 feet in 12 holes were drilled in this program.

      After proving the economic feasibility of mining the surface reserves at the Nevada Packard deposit, CRI drilled 76 reverse circulation holes totalling 11,120 feet in 1998. These holes were drilled to verify the near surface reserves based on drilling completed by prior operators between 1976 and 1987. Although these holes verified the continuity of the reserves and the silver grades, the gold grades were substantially reduced. CRI drilled eleven core holes for a total of 1,680 feet within the designed pit area for the purpose of gathering lithologic data as well as metallurgical samples. Twelve holes were drilled in 1999 to follow up on exploration geophysical anomalies. The combined CRI drilling at Nevada Packard totals 75,230 feet in 240 holes.

      A complete set of 24, 1 inch to 100 feet cross sections was completed across the entire property at 100 foot spacing. These sections were constructed in Gemcom, each 2,400-ft long at an orientation of N60W. These sections show drill hole traces, hole lithology, and assays for gold and silver. The current ultimate pit model and mapped underground workings are also depicted. The consultants provided geologic interpretation on these sections. A review of the structures identified from surface and underground mapping, and an analysis of the mineralogical controls, were utilized to identify drill targets.

Sampling and Analysis

      Sampling is performed on ten-foot increments in reverse circulation drilling under strict geologic supervision. CRI geologists or contract geologists trained by CRI geologists perform the supervision and logging of the drill samples. When drilling core, interval size varies from a minimum of 1 foot to a maximum of 10 feet based on geologic similarities. The rig geologist records detailed sample descriptions on drill logs.

      Reverse circulation samples have been collected by using a Gilson dry splitter and a wet rotary cyclone splitter. Dry samples were split down to 25 to 50 pound samples and wet samples were collected in a plastic bag and bucket to obtain adequate samples. Duplicate field samples were collected every 100 feet to confirm drill results. Samples are submitted to the lab by the rig geologist. All sampling procedures are completed according to industry standards.

      Core samples are treated the same as reverse circulation samples. After splitting, one quarter of a core sample is submitted for assay, one quarter is metallurgically tested, and half is retained for future test work or further descriptive/mineralogical work. Photos are taken of the core prior to splitting to keep permanent records. Drill cutting and residual core samples are maintained in boxes, vials or chip trays and stored at the Rochester Mine site. Additionally, coarse reject samples and 90% of the 1 pound pulps are collected and stored on site for review or re-sample.

      Drill hole density has been increased in areas of the pit where drill hole assays are significantly higher then the average grades at the Rochester Mine (1.1 oz/t Ag, .009 oz/t Au). These areas also have been confirmed with core drilling. An area in the Rochester Pit that averages .035 oz/ton gold has been drilled on 50 foot centers with reverse circulation and core drilling. Drilling away from the main discovery hole 289231 has confirmed the higher gold values. These higher values have been statistically evaluated and seven raw assays are capped to 0.20 oz/ton before compositing to control the high grade influence during the estimation process. All sampling is in accordance with industry standards.

      Drill hole deviation measurements have been common practice since 1996 for holes drilled over 400 feet. Although a majority of holes drilled prior to 1996 were vertical, it was determined that better control was necessary for resource estimation. Hole deviations were surveyed with gyroscopic instrumentation. The results of the deviations show an absolute (x, y and z) displacement of 20 feet for the total depths. The deviation ranges from 5-70 feet with a mean deviation of approximately 5 feet for every 100 feet measured.

      In addition to the development drilling, blasthole drilling is performed daily. Blasthole patterns are laid out in the field by CRI survey personnel with a typical drill pattern of 14 feet by 14 feet. Drill cuttings are collected at the time of drill hole collar to a depth of 25 feet. The drill cuttings are air blown up the outside of the hole and collected in a plastic bag attached to a rocket sampler. Typical samples range in size from 5 to 20 pounds and average 8 pounds. The samples are collected by drillers and labeled according to the blasthole pattern laid out by the mine surveyors. The mine surveyors collect each bag sample, confirm appropriate sample number and deliver the samples to the CRI on-site laboratory.

      Additional checks and balances for the sample program consist of face sampling and re-sampling the blasthole drill cone. This method requires the use of a Jones dry splitter on the drill pattern and the drill cutting cone to be split to a 10 pound sample and submitted to CRI lab for assay. The split samples are compared to the raw assay and evaluated for continuity.

      Exploration and development drill samples have been analyzed by Inspectorate America Laboratory and American Assay Laboratories, both of which are governed by Independent Standard Organization (ISO 9000 2), and by CRI’s on site laboratory. ISO is a certifying organization that oversees quality control and standards for analytical labs. All pulps and ore grade coarse rejects have been retained and are assessable for verification. Numerous check assay programs have taken place from 1986 to present. Samples were collected at the drill location with the supervision of a CRI geologist. In addition, the qualified person has reviewed the sampling, sample preparation, security and analytical procedures and has verified the data disclosed.

      The on site laboratory prepares samples that are roll crushed as necessary to achieve minus three-eighths inch product which is then split to approximately 150 grams and oven-dried at a temperature of 220 F. After drying, the entire 150-gram sample is pulverized using a ring and puck pulverizer. The pulverizer is preset to run for 50 seconds to produce a minus 100-mesh product for assay.

Security of Samples

      The lab receives the samples from the field technician and logs the samples into the drying furnace. The samples are dried and sent through a primary crusher (1/4’) and 10 mesh secondary crusher and passed through a multiple split Jones Riffle to 200 to 300 grams. The secondary crusher is cleaned with a wire brush after each sample. The split sample is pulverized to 150 mesh with a ring and puck pulverizer which is cleaned with tested barren sand after each sample thus eliminating contamination. The pulverized sample is weighed and rolled to ensure homogenization. The sample is then fire assayed and followed with an atomic absorption spectrophotometry assay.

      Samples that were submitted to the CRI lab are collected by CRI employees and hand delivered to the lab. CRI lab personnel verify sample hole number, assay interval and store samples inside the lab. Samples sent to outside laboratories are collected on site by the outside lab and the CRI geologist provides a written chain of custody for the samples with signature of the commercial lab technician. The chain of custody is secure and directly traceable from the field to the commercial lab.

      In addition to the assay pulps and ore grade coarse rejects being retained, other quality control programs have been in place for drill samples. Barren samples were inserted into each development drill sample lot on a regular basis to monitor potential sample contamination during preparation. The barren sample was collected off site and assayed by several different labs to confirm a very low or non detectable concentration of gold and silver. Attempts are made to collect a barren sample that resembles the color of drill samples.

      Every month, the CRI lab randomly selects samples to be sent to reputable commercial labs for check assaying. The results are used to compare against precision and quality of the CRI lab. Development drill hole samples (pulps) will be re-run and if necessary the coarse rejects will be re-processed and assayed. Blasthole samples that can not be reconciled will be thrown out.

Mineral Resources and Mineral Reserves

      Reserve and resource estimates for the Rochester Mine are normally calculated on an internal basis semi-annually. Factors that affect reserve and resource estimates on an ongoing basis include production, metal prices, capital and operating costs, grade model updates and mine planning and pit design changes.

      The criteria used to categorize the following mineral resource and mineral reserve estimates are those prescribed by the CIM Standards. Historical extraction of silver and gold over the last 18 years from the Rochester Mine demonstrates that the mine is a viable operation.

      Economic, metallurgical, environmental, and governmental factors have all been considered. At present there are no issues regarding these factors that would affect the reserve and resource estimates. At the Rochester Mine, all reserves and resources consider the combined economic weight of both silver and gold. In this manner, all reserves and resources are quantified on an equivalent silver basis; however, metal grades are broken out into their respective silver and gold components for reporting purposes.

Mineral Reserves

(January 1, 2004)(1)

		Au		Ag
Category	Tons	(Oz/ton)	Au Oz	(Oz/ton)	Ag Oz

Proven	29,912,000	0.009	264,000	0.90	27,041,000
Probable	2,652,000	0.007	19,000	0.96	2,555,000

Total	32,564,000	0.009	283,000	0.91	29,596,000

Mineral Resources

(January 1, 2004)(2)

		Au		Ag
Category	Tons	(Oz/ton)	Au Oz	(Oz/ton)	Ag Oz

Measured	33,238,000	0.006	184,000	0.76	25,216,000
Indicated	6,954,000	0.005	38,000	0.82	5,721,000

Measured+Indicated	40,192,000	0.006	222,000	0.77	30,937,000

Inferred	135,000	0.000	—	1.87	252,000

(1)	Based on an assumed gold price of $375/oz and an assumed silver price of $5.25/oz. Cut-off grades were 1.177, 1.241 and 0.792 Ag equivalent oz./ton for Rochester crusher ore, sulphide ore and run-of-mine ore, respectively and 1.354 for Nevada Packard.

(2)	Based on an assumed gold price of $450/oz and an assumed silver price of $6.30/oz.

     Mineral resources are in addition to mineral reserves. Inferred resources do not have demonstrated economic viability.

      The Rochester Mine uses a “gold multiplier” to convert gold assays to an equivalent silver grade before the cut-off is utilized to determine quantities. The gold multiplier calculation is shown below with the calculation to combine the gold and silver grades to an equivalent silver grade.

Gold multiplier =	(gold price/oz - refining cost/oz) × % gold recovery = ($375 - $0.13) × 92%
___________________________________________________________________ = 112
(silver price/oz - refining cost/oz) × % silver recovery ($5.25 - $0.13) × 60%

      Equivalent Silver (EqAg opt) = (Au opt * multiplier) + Ag opt

      Confidence parameters for resource classification were established from univariate statistics and normal histograms for each specific model (samples used & actual distance). This evaluation was completed for both silver and gold grade estimation. Levels of confidence were assigned to each block in the model based on the number of samples used to estimate each block and the actual distance to the nearest sample. The classifications are based on the silver evaluation because of the complexity of the model and manipulation of the blocks to establish silver equivalence. Upon extensive review of the classification categories the gold blocks mimic the silver blocks.

Mining Operations

Open Pits

      There are two active open pit mining areas at the Rochester Mine, the Rochester Pit and Nevada Packard Pit. The Rochester Pit is located on what was known as Nenzel Hill. The Rochester Pit is a series of mining phases and setbacks, which are mined progressively in accordance with the mine plan. The second open pit area is Nevada Packard which is located approximately 1.5 miles southwest of the Rochester Pit. Like Rochester, Nevada Packard ore is truck hauled to the existing primary crusher. Each mining area has its own waste dump facilities and access roads.

      Mining is completed by using two 85-ton 777C, and seven 100-ton 777D Caterpillar haul trucks with two 992D and two 992G Caterpillar front-end loaders. Blastholes are drilled with one Ingersoll-Rand DM45, and three Ingersoll-Rand DML track-mounted drill rigs. Blastholes are drilled to 28-foot depths, including a 3-foot sub-drill. The holes are 6.75 inches in diameter and on a 14 x 14-foot grid spacing. The blastholes are loaded with a mixture of Ammonium Nitrate/ Fuel Oil (ANFO) and emulsion and stemmed with crushed low-grade.

Mineral Processing and Metallurgical Testing

      The Rochester Mine uses cyanide extraction and heap leaching with 3 stages of crushing. A close circuit tertiary crushing system was in place at Rochester from 1986 to 2003 and has been replaced with two Nordberg MP800 crushers in open circuit configuration. Construction of the new tertiary system began in April 2003 and was in full operation by November, 2003.

      Ore from the pit is dumped into a hopper at the primary crushing unit. An apron feeder is used to feed a jaw crusher which crushes the rock to a nominal 8” size. The jaw crusher product is transported by conveyor across a vibrating grizzly. The grizzly oversize is crushed in a secondary cone crusher to less than 2” and combined with the grizzly undersize. This material is conveyed to a coarse ore stockpile which feeds the tertiary crushing system.

      A belt feeder is used to reclaim ore from the coarse ore stockpile. This material is conveyed to a vibrating screen and screened at 3/8”. The screen oversize is crushed in one of two cone crushers operating in parallel. The cone crusher product is combined with the screen undersize, three pounds per ton of lime is added, and the material is conveyed across an overland conveyor to the Stage IV leach pad. At the Stage IV leach pad, the material is loaded into haul trucks and dumped onto the pad. The option does exist to by-pass the overland conveyor and truck dump the crushed ore onto the Stage II leach pad.

      There are three large, dedicated heap facilities at the Rochester Mine. Each pad is constructed with a double lined system that is checked for compliance with construction specifications. State regulators also approve the design and monitor construction quality. The double lined system consists of a one foot layer of compacted, low permeability clay with a primary high density polyethylene liner as the final layer.

      Two of the three heap leach facilities, Stages I and II, are located at the southeast end of the property. Stage I has been re-contoured, capped with topsoil, seeded, and is currently in the final stages of chemical stabilization. Stage II is currently under leach and receives mainly run-of-mine ore, which has been treated with lime via a lime silo. Crushed ore may be sent to the Stage II pad during repairs to the “C4” overland conveyor, and when the Stage IV pad is at capacity for a leach cycle.

      The majority of crushed ore is sent to the Stage IV pad, which is located at the north end of the property. Stage IV is loaded by three 785 Caterpillar 150-t trucks from the load-out facility at the end of the C4 overland conveyor. Ore is currently permitted for a stack height of 330 feet from the liner system, with an ultimate capacity of 124.5 million tons. Cyanide is applied via drip tube at a rate of 1.4 pounds per ton and is allowed to filter down through the pad, leaching the precious metals in the process. This “pregnant” solution is then collected and pumped to the process plant.

      The processing facility is a Merrill-Crowe plant. Clarifiers clean and filter solids such as dirt out of the solution as it enters the plant. Oxygen is next removed from the solution with a de-aerator tower. At this point, zinc is added to the solution, which complexes with the cyanide and precipitates the precious metals. The metal is extracted using plate and frame filter presses. The media gathered off the press plates is retorted to extract mercury and then melted in a four thousand pound, propane-fired furnace. The final product is poured out of the furnace into half-round, twenty-five inch bars.

      Year-end 2003 reserve recovery projections for crushed ore were 61% for silver and 92% for gold. Less than 5% of the reserve is classified as sulfide ore. Leaching test results on sulfide material show comparable silver recoveries with increased reagent consumption. Recovery values of 61% for silver and 92% for gold were utilized for sulfide material with reagent cost increased to reflect the increase in consumption. For run-of-mine ore, recovery values of 25% for silver and 70% for gold were used. These rates are supported by actual rates on the pads. The recovery period is long, particularly for silver, so the ultimate recoveries will not be achieved until well after ore delivery ceases.

Staffing

      The Rochester Mine employs approximately 246 people, including an administrative staff covering safety, environmental, technical services, accounting, and employee relations. Safety is paramount within the framework of the industry standard Det Norke Veritas (DNV) loss control management program. The program is a total quality management and loss control system. It is focused on identifying and minimizing safety problems and on optimizing costs. As the safety problems are identified and managed, a safe, efficient, and cost effective work environment is maintained. A fully trained mine rescue team is also staffed with First Responders and EMT’s on each production crew.

      The mine technical staff includes two mining engineers, a geologist, an engineering technician and three mine surveyors. Daily ore control, production drill patterns, short range and long range mine planning and development drilling and special projects are completed by the staff.

Facilities

      On-site office facilities consist of an administration office which houses most of the administration, technical services, environmental, and human resource staff, an operations office which houses mine, maintenance, and safety operational personnel as well as most accounting and payroll staff and an assay lab which houses the metallurgical and assay lab personnel. There are several other small, departmental offices located throughout the mine site.

      Maintenance and warehouse facilities include a six-bay facility with one bay dedicated as the warehouse, one bay dedicated to small vehicle duty, and the remaining bays as large equipment bays. In addition, there are fuel and lube areas, a wash pad, and outside lay down areas.

      The Rochester Mine has local electrical power supplied by Sierra Pacific Power Company. Additionally, there are three 14” to 22” production wells on site that supply the process and production water. Telephone and radio communications are also available at the mine site.

Mine Life

      The Rochester Mine life based on current economic conditions is scheduled through the first quarter of 2007. Development drill programs will be designed to convert known resources into reserves. Additionally, mine plan designs will be evaluated and optimized based on current mine reserves and mineral resources.

Exploration and Development

      CRI has budgeted for a small development drill program at the Rochester Pit of approximately 5,000 feet for 2004, designed to upgrade mineral resources to reserves.

CERRO BAYO MINE, CHILE

Property Description and Location

      The Cerro Bayo property is located in the XI Region, Chile, approximately 130 km south of Coyhaique (the capital of the region). Cerro Bayo is owned and operated by Compañia Minera Cerro Bayo Ltd. (“CMCB”), a wholly owned subsidiary of Coeur. CMCB operates the Cerro Bayo underground mine and several open pit mines south of Lake General Carerra. In addition, CMCB purchases an average of 2,000 tonnes of mineral per month from Compañia Minera Polimet S.A. (“Polimet”), another wholly-owned subsidiary of Coeur that owns and operates the Martha Mine.

      The mineral rights for the Cerro Bayo property are fully owned by CMCB. The land position of CMCB covers 23,106 Ha of patented mining claims and an additional 4,700 Ha of Exploration Concessions. The current mining activities of Cerro Bayo are centered at the Cerro Bayo, Laguna Verde and Raul sections and each of these areas is fully protected by the mining concessions owned by CMCB. In addition, CMCB fully owns 3,900 Ha of patented mining claims located in the Rio Chacabuco area, Cochrane Province (Furiosa) and these mining concessions fully protect the available resources in the area.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

      The closest town to Cerro Bayo is Chile Chico (population 4,000) which is accessible by gravel road, charter air service from Balmaceda, and barge service from Puerto Ibáñez on the northern side of General Carrera Lake. The Cerro Bayo property is located 25 km west of Chile Chico and is accessed by a well-maintained gravel road.

      The project lies on the east side of the Andes and the climate in the vicinity of Cerro Bayo can be characterized as sub-Mediterranean. Although the area is known for its strong westerly winds (sometimes exceeding 70 km/hr), the operations have rarely been impacted as a result. The elevation of the Cerro Bayo underground mine is approximately 400 metres.

      Infrastructure includes typical requirements for underground and open pit mining and processing using a standard flotation circuit and includes a standard flotation mill, crushing plant, tailings dam, office complex, warehouse facility, assay laboratory, and power generation facility. In addition, Cerro Bayo has received 5 authorizations for obtaining the use of water on the concessions. A total of 600 liters per second from Lago General Carrera has been authorized.

      The Cerro Bayo concessions are located on private property and CMCB has a renewable contract with the property owner that allows CMCB to operate a surface or underground mine on the 600 hectares of land owned by the property owner. A change of land use permit has been obtained which allows CMCB to operate the open pit/underground mine on 140 hectares of land. In addition, the Laguna Verde concessions are located on CMCB owned land.

      CMCB has sufficient surface rights for all foreseen mining, waste dump, processing, and tailings dam requirements.

History

      Gold and silver mineralization was discovered in the Cerro Bayo area in the summer of 1984 by Freeport Minerals Company. Drilling of veins and potential bulk-mineable stockworks commenced in 1986 and continued until mid-1989. Exploration activities were discontinued in August 1989, following Freeport’s decision to dispose of its Chilean investments.

      Early in 1990, Coeur acquired Freeport’s interest and resumed evaluation of the area in the second quarter of 1990, concentrating its efforts on the most promising targets. Infill and step-out drilling and tunnelling carried out in the 1990-1993 span delineated an open pit and underground reserve base, which led to a feasibility study and a production decision in mid 1994.

      Construction of standard flotation mill installations started in late 1994 and production started in late October 1995. Full production started in January 1996. Due to declining metal prices and depletion of reserves, the mine operation was suspended in November 2000.

      A drilling program conducted in 2000 before mine suspension outlined a high grade vein system near the Cerro Bayo dome located 14 kilometres west of Chile Chico and 12 km east of the mill at Laguna Verde. Coeur spent most of 2001 conducting engineering and economic evaluations of this new area. Additional infill drilling was conducted to confirm the continuity of the near surface veins. Two underground ramps began drifting toward the main Lucero vein starting in November 2001. Mine development pursued and the Laguna Verde processing plant was restarted in April 2002. 2002 ended with production of 93,000 gold equivalent ounces.

      During 2003, production continued from the underground areas, the Furioso open pit, and the Tranque open pits, as well as from mineral purchased from Polimet. 2003 production totalled approximately 451,000 tonnes with 138,000 gold equivalent ounces (includes Polimet production). Exploration and development drilling also continued during 2003.

      A pre-feasibility study was initiated in late 2003 for the expansion of CMCB’s operations to include heap leaching and a return to large scale open pit mining in the Laguna Verde area.

Geological Setting

      The Cerro Bayo area and Fachinal District are situated within a 250 km long north-south Mesozoic volcanic belt that lies near the boundary between an eastern craton (Patagonian Plateau) and a western magmatic arc (Patagonian Cordillera). Vast amounts of silicic to intermediate calc-alkaline volcanics were erupted during Jurassic to Middle Cretaceous time in a sub-aerial, intra-arc to back-arc environment and deposited over a Late Paleozoic accretionary basement prism. The volcanic pile contains large volumes of rhyolitic to dacitic ash flow tuffs and pyroclastic rocks interpreted to be associated with large volcanic structures. Marine sedimentary horizons deposited during restricted transgressions that occurred in the Neocomian are interbedded in places with the volcanics. The belt is unconformably overlain by plateau basalts that range in age from Early to Late Tertiary.

      Intrusive rocks are mainly exposed west from Cerro Bayo. They form the Patagonian Batholith, core of the Andes in the region, and intrude Late Paleozoic fore-arc assemblages. The Batholith is composed of a variety of granitoids that range in age from Jurassic to Miocene though most were emplaced in the Early to Middle Cretaceous. Restricted intrusive bodies have been identified east of the Patagonian Batholith and are represented by coeval fine grained porphyries, Cretaceous rhyolitic and dacitic domes (such as the Cerro Bayo and Mallines domes), and Tertiary basaltic porphyries and plugs.

      The largest regional structure is the Liquiñe-Ofqui fault, a large transform zone that controlled the emplacement of Cenozoic erupted centers that in places overlap the Batholith and along which the coastal area appears to have been northerly displaced.

      Lead-zinc-copper minerals have been mined from veins and from irregular pods and stratiform bodies hosted in Mesozoic volcanics and sediments and in Paleozoic metamorphics. Molybdenite-quartz veinlets occur in pegmatitic facies of the Patagonian Batholith that also include scheelite and complex minerals of uranium and thorium. Precious metals related locally to lead and zinc minerals have also been explored and mined in vein occurrences in the Chilean-Argentinean Patagonia.

      The rocks exposed in the Cerro Bayo District are part of a thick pile of silicic volcanics assigned to the Ibañez Formation and are believed to represent a more or less continuous series of Jurassic to Cretaceous volcanism. The Paleozoic basement that regionally underlies the Mesozoic volcanics is not exposed in the district at least to a depth of 370 metres from the surface. Nevertheless fragments of the metamorphic rocks are contained in the overlain volcanics all over the district. The sequence is overlain by Tertiary basaltic rocks and minor volcanoclatics.

      Intrusive rocks are sparsely exposed at Cerro Bayo. They are restricted to Mesozoic and Tertiary subvolcanic domes, plugs, and dyke swarms of varying compositions. Tertiary necks and plugs of massive basalts and dioritic-gabbro porphyries are exposed in the highlands of the district, generating local argillization of the host rocks. These bodies are clearly cogenetic with the basaltic volcanism.

      Four main district-scale structural orientations have been identified in the Cerro Bayo and Laguna Verde areas. A Landsat lineament study centered about the district area shows that district-scale structures form parts of regional-scale structures with the same orientations. These trends correspond to arc-parallel (N-S), arc normal (E-W) and conjugate transfer structures (NE-SW and NW-SE).

      Arc parallel structures are part of a north-south oriented, deep-seated regional fault system that controls the emplacement of the Cerro Bayo and other domes in the area as well as some veins at Mallines, Meseta, and Brillantes areas. At Laguna Verde, a NS to NNE arcuate fault system assumed to be related to the arc-parallel structures contains brecciated veins and breccias with silver-gold-molybdenum-lead-zine mineralization. The entire district, particularly the Cerro Bayo area, is contained within this arc-parallel structural corridors.

      Arc-Normal structures are oriented EW and are the least frequent in number. They form faults with very large displacements in the district.

      Two main sets of structures are grouped within the conjugate transfer structures. The most important is the NW-SE fracture system that controls the majority of the main stage precious metal epithermal veins such as Lucero and Javiera at Cerro Bayo, the Guanaco vein system at the Guanaco Block, and Temer, Condor and Tranque veins at Laguna Verde. A second structural system is a late stage, post-mineralization, right lateral ENE fault system responsible for the block faulting that formed the present day topography. On a District scale the combined effects of the arc-normal and NE-SW transfer structures is to generally down drop stratigraphy to the north.

Exploration

      Mineral exploration activities have been carried out in the district since early 1984. Activities were originally conducted by permanent staff of FCEC and since 1990 by the geological staff of Coeur’s wholly-owned subsidiary, CDE Chilean Mining Corporation. They have included as a first pass structural and alteration interpretation using satellite imagery, reconnaissance mapping at 1:5,000-1:25,000 scales and chip sampling of most promising outcrops. A regional program of age dating is in progress in cooperation with the Chilean Geological Survey (Sernageomin). Selected targets have been the subject of detailed geological mapping at 1:500-1:2,000 scales, systematic channel sampling of outcrops every 5 to 25 metres, deep trenching of stockwork zones, thin and polished section studies, partial ICP studies of trace elements, and local geophysical surveys (IP/ resistivity).

      Core drilling has been the main means of evaluating resources. Restricted air reverse drilling has been locally used attempting to define bulk tonnage targets. Exploratory tunnels were driven in the past into the most promising underground vein targets. Resources have been defined from geological models prepared on the basis of adequately spaced cross sections and plan views. 2D and 3D block models prepared using geostatistical parameters have been used since the early 1990s, to produce resource estimates categorized according to ranges of influence of individual samples or composites.

      The exploration targets at Cerro Bayo include veins, veinlet systems, stockworks (sheeted zones), and hydrothermal and tectonic breccias hosted in moderately welded Mesozoic rhyolites and dacites. The main veins, veinlets and stockwork systems trend N15-35W, vary in dip from vertical to 75 NW and SE, and are exposed for strike lengths of 50 to 1,200 metres; widths are highly variable along strike and down dip, varying from a few centimetres up to 5 metres. Breccias and brecciated veins trend NS to NNE, vary in dip from vertical to 45 E, and are exposed for up to 400 m in strike length; widths are highly variable along strike and down dip, varying from a few centimetres to 50 metres.

      The area hosts over 50 exploration targets with gold and silver mineralization, distributed in three main mineralized zones: Cerro Bayo-Guanaco, Laguna Verde and Mallines. Less known mineralization, which has been the subject of preliminary work only, is found in other areas: Meseta, Horquetas and Brillantes. Mining was initially concentrated in Laguna Verde, where several deposits were mined (Taitao 1, Temer 1-3, Condor 1-3, Tranque, Juncos, Breccia, NE Stockwork, etc.) by open pit and underground methods. Since early 2002 the focus of mining has concentrated on several vein deposits at Cerro Bayo (Lucero, Luz Eliana, Javiera, Celia, etc.).

      Since the start of drilling in the district back in 1985, all core and drill chips have been logged in detail using standard industry practices. The substantial and permanent exploration activities carried out from 1985 until 1989 by Freeport Chilean Exploration Company and since 1990 by CDE Chilean Mining Corporation have resulted in a large database of surface and drilling samples. Geotechnical information has also been collected from the core since the inception of the exploration program.

      Quality control procedures have included routine check assays of sample pulps, and check assays of duplicate pulps prepared from coarse rejects and use of blanks to assess the quality of the sample preparation procedures. Original assays and duplicates have been statistically analyzed by estimating relative variances and errors. No sample preparation or assay problems have been noticed and there is no reason to suspect the reliability and veracity of the results attained during the exploration programs carried out to date in the district. When mineral deposits have been opened from underground or surface, the mineralized structures found have coincided very closely in their location and geometry with the interpreted features, and their grades have been within expectations resulting from estimates.

Mineralization

      Gold and silver mineralization at Cerro Bayo and Laguna Verde is contained in veins, stockworks (sheeted zones), and breccias. The deposits show multiple stages of mineralization and display open-space filling and banding. Mineralogy is complex and is associated with alteration assemblages that suggest at least three types or stages of precious metals deposition environments.

      Over 50 major veins have been identified to date within the property. Vein mineralogy consists of predominantly quartz with a minor but complex sulfide suite and accessory gangue minerals. The veins pinch and swell following pre-mineral faults and fractures. Exposed strike lengths vary from 300 to 2,200 m and widths vary from 0.5 to 5.0 m, with local pods up to 6 to 7 m wide.

      Gold and silver occur as complex suites of minerals. Base metal sulfides are common though not abundant in the district. These include mostly sphalerite, galena, and chalcopyrite; forming irregular aggregates, stringers, and in some cases, massive veinlets. Tetraedrite occurs occasionally, as well as bornite and famatinite. Supergene base metal products are rare in the area, with the exception of local covellite, chalcocite (digenite, idaite), cerussite, smithsonite and hydrohetearilite.

      Molybdenum mineralization is common in veins and tectonic breccias in the Laguna Verde zone and consists of specs and fine disseminations of molybdenite accompanied by tungsten and zinc rich wulfenite and jordisite. Quartz is the main gangue and occurs in a variety of grain sizes and textures.

      Hydrothermal alteration is subtle. Glacial erosion removed the acid leach zone of the system preserving at the present surface a level that was under the water table at the time of mineralization. The most pervasive alteration is silicification, which appears to have affected the host rocks over the life of the hydrothermal system. Pyritization is widespread in the district, mostly as an early stage of alteration with medium grained quartz.

      Trace elements of geochemistry have been focused to date in the most obvious components of mineralization apart from precious metals, base metals, and molybdenum. Available data suggests that for the two first stages of mineral deposition the signature of mineralization in the district is best defined by gold and silver in the main stage of mineralization and also by high concentrations of zinc and molybdenum in the previous silver rich and base metal stage. Not enough information is available for the latest porphyry type mineral assemblage.

      The clearest enrichment in trace elements is evidenced in hydrothermal and tectonic breccias, which are enriched in lead, zinc and molybdenum. Silver values tend to be more consistent and relate to other trace elements in these bodies, though crosscutting quartz veinlets carrying gold complicate the analysis. The best correlations are between base metals, silver and molybdenum, and silver and zinc. Stockworks (sheeted zones) are enriched in gold, molybdenum and zinc, particularly where close to major brecciated structures. A lesser enrichment in silver and lead is also evident. Veins are enriched in gold, silver, and zinc and to a lesser degree in lead.

Drilling

      Cerro Bayo’s current mineral resources and mineral reserves are based on data generated from 2,021 core holes totalling 175,223 metres, 550 Reverse Circulation holes totalling 44,105 metres, and 14,524 Channel samples totalling 42,836 metres. To date, a combined total of 262,164 metres in core drilling, RC drilling, and channel sampling has been done at Cerro Bayo.

      Resources and reserves in the Cerro Bayo District have been estimated in two main areas: Cerro Bayo-Guanaco, which includes the Cerro Bayo, Guanaco, and Raul veins; and Laguna Verde, which includes the Taitao-OO-NE Stockwork zone, Tranque, Condor, and Temer veins.

      The vast majority (99.5%) of the core holes in the Cerro Bayo — Guanaco area have been drilled with BQ (36 mm) and the remaining with HQ (64 mm). Three sizes of core have been drilled at the Guanaco veins: HQ (64 mm), NQ (47 mm) and BQ (36 mm), and two sizes of core have been drilled at Raul: HQ (64 mm) and BQ (36 mm).

      In the Laguna Verde area, three sizes of core have been drilled in the Taitao-OO-NE Stockwork veins: HQ (64 mm), NQ (47 mm) and BQ (36 mm), plus 5” RC holes. In addition, three sizes of core have been drilled at the Tranque and Temer veins: HQ (64 mm), NQ (47 mm) and BQ (36 mm).

      True widths vary for most of the drilling due to different vein widths in different systems and mineralized stockworks. True widths for every intercept are known, being calculated on the basis of a formula that relates vein strike and dip with hole azimuth and inclination.

Sampling and Analysis

      Sampling of core drilling is performed under strict geological criteria. Geologic and geotechnical logging are performed on the core. Core recoveries are consistently high, averaging over 90%. Mineralized intervals are selected for assaying for gold and silver content. In cases where the holes are aimed for a specific target, sampling is carried out only in selected intervals of geological interest (veins, veinlets or stockworks), as well as in the adjacent footwall and hanging-wall host rock. Sampling interval size varies from a minimum of 0.15 metre to a maximum of 2.0 metres and the mean length is 0.50 metres. Due to the small core size (BQ), the entire core is consumed in the assaying process. Digital photographs are taken of the core to keep a permanent record. Intervals that are not assayed are in storage at the mine site and each sample is assayed in-house at the CMCB laboratory on site. Coarse rejects and pulps are retained for future test work or further mineralogical and metallurgical woks.

      RC drilling was carried out at the Laguna Verde area in the very early stage of exploration in the district (between 1990 and 1992), and was recently reassumed at Laguna Verde starting in November

2003. Current RC drilling is carried out using 5.5 inch bit. Sampling is performed on 1.0 metre increments with a targeted total sample size of 40-45kg. The drill hole cuttings are logged by the geologists for lithological, structural, and mineralogical information. Boxes with cuttings of the sampled intervals are stored. The reject material is bagged and stored until the drilling campaign is complete in order to review or resample.

      A total of 10 core holes have been twinned by a second core hole to date in the Cerro Bayo area. Holes were selected to be representative of the different domains and grades in each of the veins. A total of 728.5 metres were drilled for this purpose with BQ (3 holes) and NQ (7 holes) core sizes. Core was split in half and assayed at the ALS-Geolab laboratory in Santiago. Six blanks and seven standards were included for laboratory check. Significant differences were seen in many twin holes, but the high grade intercepts were generally confirmed. Main differences in many intercepts are due to the silver values. Nevertheless it is important to consider the high variability in width and grades, especially in high grade intercepts (Luz Eliana and Andrea Norte). This has proved to be consistent with experience in development and mining.

      In addition to the drilling, nearly 14,500 channels with a total of 42,800 metres are included in the data base. Channel sampling is done with a jack hammer in both open pits and underground. Samples are taken perpendicular to the mineralized structure at intervals of 3 metres in underground operations and every 5 metres in open pits. For underground mining the samples are taken from the back, and the sampling is repeated every 4-5 m of vertical advance (approximately two cuts or lifts). The minimum sample length is 0.30 m and the maximum length is 1.00 m. The width of the channel ranges from 0.20 to 0.40 m and the depth is typically 0.20 m. The overall length, number of individual samples and weight of the channel sample(s) is determined by the width of the mineralized structure and associated stockwork. After the samples have been collected they are sent to the assay lab for gold and silver analysis.

      Coordinates for drill hole collars are surveyed with industry standard survey techniques using both in-house and contract surveyors. Results are reproducible to within a few centimetres. Coordinates are checked and verified prior to use in modeling work. In addition, Sperry-sun down hole surveys have been taken on the majority of the core holes. Results from Sperry-sun surveys show slightly less than 4 horizontal and 1.5 vertical deviations per 100 metres. This is based on 481 surveyed core holes totalling 45,719 metres of drilling.

      Each core sample is identified with a unique sample number that is tracked throughout the assaying process. The as-received samples that range between 0.5 and 5.0 kg are weighed prior to crushing. Following weighing, the sample is jaw crushed to produce a 9.5 mm product, roll crushed to achieve 90% passing 2.00 mm (10 mesh ASTM) product, then split with a 1-inch rifle to approximately 0.50 kg. This 0.50 kg sample is dried for 2 hours at 102 C prior to being pulverized using a plate pulverizer to 100% passing 0.15 mm (100 mesh ASTM). After pulverizing each sample, the bowl, ring, and puck assembly are disassembled with the pulverized sample and placed on a rolling cloth. The pulverizer assembly is placed back in the bowl with another sample. Two assemblies are used in an alternating fashion. The pulverized sample is rolled and transferred to a numbered envelope. Silica sand is pulverized at the end of the entire sample run in order to minimize possible contamination for the next run. No cleaning or downgrading of the pulverizer assembly is performed during any single sample. No significant material is carried over from sample to sample with this equipment.

      Each RC sample is identified with a unique sample number that is tracked throughout the assaying process. The as-received samples are dried at 105 C if needed. Following drying, the sample is roll crushed to achieve 90% passing 2.00 mm (10 mesh ASTM) product then split with a 1 inch rifle to approximately 500 grams. The sample is then further dried for 2 hours at 105 C and then pulverized with a ring and puck pulverizer to 100% passing 0.15 mm (100 mesh ASTM). After pulverizing each sample, the bowl, ring, and puck assembly are disassembled with the pulverized sample and placed on a rolling cloth. The pulverizer assembly is placed back in the bowl with another sample. Two assemblies are used in an alternating fashion. The pulverized sample is rolled and transferred to a numbered envelope. Silica sand is pulverized at the end of the entire sample run in order to minimize possible contamination for the next run. No cleaning or downgrading of the pulverizer assembly is performed during any single sample. No significant material is carried over from sample to sample with this equipment.

      Assaying is done by fire assaying methods with a gravimetric finish. Each sample is fire-assayed using a traditional lead oxide flux as well as a known addition of silver, called an inquart. The samples are placed in gas fired assay furnaces. The fusion of the flux and inquarted sample produces a molten mixture that is poured into conical molds and cooled. The lead button formed during the fusion process is separated from the cooled slag and pounded to remove any adhering slag. The lead button is then cupelled using a magnesium oxide cupel. The remaining doré bead is flattened and weighed. The weighed doré is placed in a test tube and concentrated nitric acid added. The button is then rinsed, ammonia added, and rinsed again. The button is dried and then roasted for 5 minutes. After cooling, the gold is weighed. Gold to silver ratios are checked. If greater than 0.40, additional silver and lead is added and the sample re-analyzed.

      An internal quality control program was developed for the CMCB lab. It comprises running 20% of assays in duplicate, running standards and blanks at 20% of sample volume, and external checks. Sample pulps originally assayed by the CMCB laboratory are sent to third party laboratories for re-assay, along with duplicate pulps produced from the same coarse rejects as checks against sample preparation procedures. Duplicate samples should fall within 10 percent of the original sample value. When duplicate assays do not meet these requirements, the duplicate sample, as well as the previous and following samples are rerun and checked against the first duplicate and the original assay. After reviewing the sampling, sample preparation, security, and analytical procedures, the qualified person determined that these were all within acceptable industry standards.

Security of Samples

      A rigorous data validation process has been done on the Cerro Bayo data. Several validation techniques have been utilized in this process. The first error checking is completed with the Master database which is discussed in more detail below. Checks are complete for any non-conforming assay information such as duplicate samples and missing sample ID’s. The database also has built in features such as automatically calculating sample lengths to minimize possible error generators. The database also generates very good reports that allow the data to be checked visually. The second round of error checking is done with the Gemcom Mine Planning software. Gemcom has very good error checking capabilities and checks for errors in Header, Survey, and Assay information. Some specific items checked by Gemcom include valid headers, valid numbers, negative intervals, intervals out of order, intervals without assays, and sample ID’s without assays. The third round of checking involves visually checking the data. A complete check of hard copy versus Gemcom data was done. In addition, each drill hole that is imported into Gemcom is visually checked to ensure that all locations and survey information are correct.

      Security features on the database include back-end lock-out and history tracking. Only the database manager has the password that allows access to the back-end. This ensures that no one can alter the data, tables, or forms of the database from the back-end. The other security feature with the database is that to enter the database, each user must logon under their name. The database tracks each and every change made to the database and tags who made the change and when. This includes any new data entry or any change to previously entered data. This record is saved and can be viewed by the database manager.

      The assay information comes directly from the lab in an electronic format and is merged into the database using sample numbers or IDs. Once the lab has finalized assays they are put into a dedicated directory on the network. Every day, as data is being input, checks for new assay files are performed. The database automatically detects new assay files and options exist for selecting those files (or assays) to be imported into the database. This import process automatically checks for duplicates, missing sample IDs, or any other non-conforming assays. All non-conforming assays are written to a file where they can be investigated.

Mineral Resources and Mineral Reserves

      Mineral reserve and mineral resource estimates for the Cerro Bayo Mine are normally calculated on an annual basis. Factors that affect reserve and resource estimates on an ongoing basis include production, metals prices, capital and operating costs, grade model updates and mine planning and pit design changes.

      The criteria used to categorize the following mineral resource and mineral reserve estimates are those prescribed by the CIM Standards. Economic, metallurgical, environmental, and governmental factors have all been considered. At present there are no issues regarding these factors that would affect the reserve and resource estimates. All reserves and resources consider the combined economic weight of both silver and gold. In this manner, all reserves and resources are quantified on an equivalent gold basis; however, metal grades are broken out into their respective silver and gold components for reporting purposes.

Mineral Reserves

(January 1, 2004)(1)

		Au	Au	Ag	Ag
Category	Tonnes	g/t	Oz	g/t	Oz

Open Pit
Proven	36,000	2.16	2,500	187	216,000
Probable	59,000	2.85	5,400	217	411,000

Sub Total	95,000	2.59	7,900	210	627,000

Underground
Proven	230,000	5.72	42,300	292	2,159,000
Probable	260,000	5.20	43,500	310	2,590,000

Sub Total	490,000	5.45	85,800	300	4,749,000

Total
Proven	266,000	5.24	44,800	278	2,375,000
Probable	319,000	4.77	48,900	293	3,001,000

Total	585,000	4.98	93,700	286	5,376,000

Mineral Resources(2)

(January 1, 2004)

		Au	Au	Ag	Ag
Category	Tonnes	g/t	Oz	g/t	Oz

Open Pit
Measured	42,000	2.99	4,000	290	388,000
Indicated	2,054,000	2.65	175,300	111	7,142,000
Inferred	352,000	2.83	32,000	138	1,561,000

Underground
Measured	112,000	7.04	25,300	412	1,479,000
Indicated	232,000	4.93	36,800	310	2,313,000
Inferred	361,000	5.05	58,700	336	3,900,000

Total
Measured	154,000	5.91	29,300	379	1,867,000
Indicated	2,286,000	2.92	212,100	131	9,455,000
Inferred	713,000	3.91	90,700	238	5,461,000

(1)	Based on an assumed gold price of $375/oz and an assumed silver price of $5.25/oz. Open pit cut-off grade is 3.19 g/t Au equivalent. Underground cut-off grade is 5.27 g/t Au equivalent.

(2)	Based on an assumed gold price of $375/oz and an assumed silver price of $5.25/oz. Open pit cut-off grade is 3.19 g/t Au equivalent. Underground cut-off grade is 5.27 g/t Au equivalent.

     Mineral resources are in addition to mineral reserves. Inferred resources do not have demonstrated economic viability.

      A “silver divisor” is used to convert silver assays to an equivalent gold grade. This calculation is shown below.

Silver Divisor =	(Gold price/oz) * (Au Recovery) = ($375/oz * 91%)
________________________________________________________________________ = 70.65
(Silver price/oz) * (Ag Recovery) ($5.25/oz * 92%)

      This divisor is used to create the equivalent gold grade model with the following equation:

      Equivalent Gold (AuEq g/t) = Gold (Au g/t) + [Silver (Ag g/t) / Multiplier].

      Confidence parameters for resource classification were established from univariate statistics and spatial relationship (samples used & anisotropic distance). This evaluation was completed for gold grade estimation only. Classifications were assigned to each block in the model based on the number of samples used to estimate each block and the anisotropic distance to the nearest sample.

      Cerro Bayo reports a diluted resource as many of the veins have less width than the SMU (smallest mining unit) of one metre. The dilution estimate used is based on an evaluation of surface and underground mine design.

      Two distinct grade models may be created for veins with Gemcom software: the 2-D model, and the 3-D model. Each series involves estimating silver and gold models and then creating an equivalent gold grade model through simple calculations involving the silver and gold models.

      Both 3-D and 2-D models were utilized for reporting resources. To eliminate possible duplication of reserve volume and grades, the mining design solids were used to select and initialize to zero blocks that fell within the solid. Remaining blocks were used to report resources.

      Mining solids or excavation solids were created utilizing the geologic solids, drill hole information, block grades, and operational issues such as minimum mining widths and mining methods. Stope outlines (3D rings) are constructed on both plan and vertical sections. Solids are created using the 2 sets of 3D rings (same as geologic solid creation). Reserves were reported using the mine design solids for volumetric and grade calculations.

Mining Operations

Mine Design

      Mining methods to be utilized for extracting the ore include open pit, shrinkage stoping, and long hole stoping.

      Open pits are designed using an optimum Whittle shell to guide final pit designs. Open pit extraction of the narrow veins has been proven as an economic method with several slot cuts, the most recent of which is Tranque.

      Final underground stopes have been designed using either 3-D or 2-D modeling methods. In 3-D models, mining solids or excavation solids are created utilizing the geologic solids, drill hole and channel sampling information, and operational issues such as minimum mining widths and mining methods. A 2-D model is used as a first pass for stope design in some veins. The basic concept behind this method is to convert the 3-D grade model into a two dimensional sectional profile. In general, the 2-D model has the same geometry as the 3-D model with the exception of having only one column with a width of 100 m.

      The mining stope is designed on the sectional view and considers minimum mining widths as well as geologic and grade features. Volumes and grades can be estimated once the stope outline has been designed. This method provides a quick way of evaluating individual stopes.

      Shrinkage stoping methods have been used very successfully at Cerro Bayo. The stopes are generally 50m long, 1.5 to 2m wide, 50m high and a dip of between 80 and 85 degrees. The two shrinkage design types that may be utilized consist of a haulage drift stope or an extraction chute stope.

      Shrinkage levels are drilled to a 2.5 metre depth. Geologic control is given for each lift and controls the dimension of the stope. Back channel samples are taken every other lift for grade control. Additional grab and channel sampling is done on an as-needed basis for grade control. Dilution added to the shrinkage reserves include 100% of low grade within the mine solid plus an additional 10% to 25% of the total volume at zero grade. The dilution depends on the vein width in the stope. Losses of 5% are considered.

      Long hole stoping has been successfully used in the Cerro Bayo underground mine. This method will be used in appropriate areas due to faster extraction and cheaper mining costs.

Mineral Processing and Metallurgical Testing

      Average mill recoveries during 2003 were 89.5% for gold and 91.5% for silver. This is based on a blended minerals feed from Cerro Bayo, Tranque, Furioso, and Mina Martha. A flash cell was installed into the circuit in late 2003 and recoveries realized during the latter part of the year increased to 91% and 92% respectively for gold and silver.

      Laboratory flotation tests have been carried out on the various mineral types. The mineral blends were representative of the minerals and grades of the various veins and results of the tests show good recovery of gold and silver.

      A flotation feed of 75% -200 mesh was tested (the normal feed size is 60% -200 mesh). While there does not appear to be distinct trend for gold recovery, the best effect corresponds to an increase in recovery for silver for all of the tests with the finer feed size.

      Mineral purchased from Polimet plays an important role in the blending of plant feed. Optimization of the blend is done on a daily basis depending on the amount of stockpile feed available from both operations. Polimet mineral varies from oxide to sulfide material and the plant recovery depends on material type. The overall percentage for each mineral type is sulfide (58% of volume), and oxide (42% of volume).

      Historical plant metallurgical results for the Polimet minerals returned recoveries of 91% to 92% for gold and 92% to 93% for silver. Concentration ratios ranged from 45 to 50 : 1 and is very dependant on accompanying metals such as copper, zinc, lead, and iron. The remaining sulfide minerals are expected to have similar metallurgical results.

      A single flotation test has been done on the Polimet oxidized minerals using the same reagents utilized in the Mill and the oxidized minerals appears to be harder, requiring 33 minutes to grind to the flotation testing size of 70% passing 200 mesh versus the sulfide material of 22 to 24 minutes. Test recoveries of 85% for gold and 91% for silver were realized. The concentration ratio was 45 : 1.

Milling

      The Laguna Verde mineral processing plant comprises a crushing, grinding and flotation facility with a design capacity of approximately 1500 mtpd. The plant produces a bulk sulphide concentrate containing gold and silver. A Knelson gravity circuit is used when high grade minerals are processed. The high grade concentrate from the Knelson circuit is recovered, weighed and sampled before discharging into the agitation stock tank. Approximately 3% of the gold is recovered with the Knelson. A portion of this gold would not have been recovered by flotation alone. Average plant recoveries in 2003 were 89.5% for gold, and 91.5% for silver.

      Minerals are received from various mining areas and respond differently during milling. Blending of the minerals is important to maintain maximum milling efficiencies, and therefore it is imperative that an active minerals stockpile be maintained.

      Minerals are dumped directly into the 100 mt crusher dump pocket or to the stockpile as required. Minerals are extracted from the dump pocket via an apron feeder and dumped into a jaw crusher. Material less than 150 mm (6”) is transported via 2 conveyors to a 1,500 mt minerals bin.

      Minerals are reclaimed from the coarse minerals bin with a vibrating feeder that discharges to a conveyor belt. The belt transports the minerals to a semi-autogenous grinding mill. The unit is equipped with an internal re-circulating trommel to return the oversize material to the mill. Minus 10 mm material flows into a pump box, where it is combined with ball mill discharge and pumped to the grinding cyclones. Cyclone underflow flows to the ball mill where feed is ground to 60% minus 200 mesh product size. A portion of the underflow goes to a Knelson concentrator to produce a high gold grade gravity concentrate product. Cyclone overflow is directed to the flotation circuit.

      Before returning to the ball mill, the oversized material enters a flotation flash cell. This flash cell recovers 45 to 65% of the total floatable gold and 40 to 50% floatable silver. A second sector consists of the overflow from the cyclones mentioned earlier. This flotation circuit consists of a single flotation line comprising a rougher/scavenger circuit, followed by regrinding, further treatment in a column cell, and finished with two more stages of cleaner flotation.

      The rougher circuit consists of four rougher cells followed by two rougher-scavenger cells. The scavenger tails are the final mill tailings. The scavenger concentrate is recycled to the head circuit and the concentrate from the rougher is re-ground prior to cleaning.

      The regrind mill is a vertical mill that reduces the concentrate to 95% minus 400 mesh working in a closed circuit with a cyclone. Cyclone overflow reports to the cleaning circuit. Concentrate from the first and second cleaner report to the column cell. The column cell tails are recycled to the cleaning circuit. Column cell product is the final concentrate.

Concentrate Sales

      Concentrates are sold under contract to private refiners. The current contract is with DOWA Mining Company, Ltd. of Japan. Concentrates are trucked to the ocean port of Puerto Chacabuco in transport trucks where they are stored in a secure, covered warehouse until shipment by ocean freight to the smelter. Normal shipments average 2,180 tonnes of concentrate and take place every 3 months.

Concentrate moisture content, which averages 8%, is limited to a maximum of 9.81% and a minimum of 7.10%.

Mine Life

      Mine life at Cerro Bayo is projected at 5 years. The life-of-mine plan consists of all reported reserves plus 55% to 90% of measured and indicated resource tonnes depending on area. No inferred resources have been included in the mine plan. The plan utilized 55% of the larger open pit measured and indicated resources in Laguna Verde and Cerro Bayo. The remaining underground areas were included at 80% to 90% of measured and indicated resources. Resources were diluted with 25% at zero grade for open pits, and 15% for underground areas.

Taxes and Royalties

      As of December 31, 2003 CMCB had an accumulate loss of $83,190,000 and will not be required to pay any tax on profits in Chile until this loss is offset. The maximum rate of tax payable after the loss is offset will be 42%.

      CMCB pays between 2.4 and 3% on gross employee salaries. CMCB incurs a cost of approximately $50,000 per year on this tax. CMCB is required to retain and forward to Chilean taxing authorities 10% of all amounts paid for services rendered by outside professionals. CMCB also pays approximately $130,000 annually to retain its mining claims.

      No royalties are paid by CMCB at this time. However, legislation has been proposed in the Chilean Senate which, if passed, would impose a 1% to 3% royalty on gross sales.

Environmental Matters

      CMCB has an obligation to post a bond for reclamation and remediation. The cost of the bond is $15,000 per year plus a negotiable letter of credit for one million. The bond is expected to be in place by September 30, 2004.

      The stability of the tailings dam during a 100 year storm is a high risk. The volume of runoff water that the tailings will take is greater than the volume of water that can be stored in the tailings at any one time. Diversion channels and re-circulation procedures have been established to control this risk.

      Recent analyses and tests have indicated a potential risk of acid rock drainage (“ARD”). This risk increases closure costs and requires operational measures to control or avoid ARD.

      Hazardous substances such as diesel fuel and oil are handled on a daily basis. These substances can contaminate the superficial or underground water supplies. In addition, airborne particles from the tailings dam could rise above required standards and require corrective expenditures.

Exploration and Development

      Exploration is underway to identify new gold and silver deposits and test several existing targets that have had only preliminary testing in the past or are as yet untested with an ultimate goal of defining new mineral resources to at least an Inferred level of confidence. Prior to drilling, detailed geological mapping and surface channel sampling are conducted. The new discovery program will total approximately 40,000 metres of drilling in 436 holes in 2004 and will be carried out from surface with two Coeur purchased core drills and supplemented with one contracted drill. The 2004 exploration budget totals $2.6 million, including capital expenditures of $0.4 million.

      A reserve development drilling program with a budget of $1.2 million was approved for 2004. Development drilling is planned with a twofold target: (1) to define reserves in several vein systems in Cerro Bayo and Laguna Verde where mill feed open pit or slot cut resources have been defined; and (2) to increase the reserve base along extensions of deposits with underground mining such as Lucero,

Javiera Guanaco, Luz Eliana, Celia, and Taitao. Approximately 25,000 metres of drilling in 275 holes is planned. The development program is under the supervision of the Cerro Bayo Geology Department.

MINA MARTHA, ARGENTINA

Property Description and Location

      Mina Martha is owned and operated by Compañia Minera Polimet S.A. (“Polimet”), a wholly owned subsidiary of Coeur. The mine is located in the Santa Cruz Province near Gobernador Gregores in southern Argentina.

      Santa Cruz is an emerging precious metals province in the sparsely populated southern Patagonia region of southern Argentina. It has several operating mines of which Mina Martha and Cerro Vanguardia are the most prominent. Several advanced exploration projects are being operated by various companies.

      The Province offers no impediments to exploration and mining. Year-round access is available to highways, ocean ports, and energy. A prolific oil industry supports the local economies and infrastructure. Industrial services are readily available.

      Minerals are owned by the Provincial government and Provinces in Argentina are allowed to impose a maximum 3% mine royalty on mineral production. The mineral rights in the area are fully owned by Polimet and the land position of Polimet is extensive in the area, totalling 12,883 hectares of exploration claims, 30,025 hectares of discovery claims, and 42 hectares of patented mining claims for a total of 42,950 hectares. The Martha patented claims fully cover the area where reserves and resources are being reported.

      Surface rights covering the Martha Deposit are controlled by the 35,705-hectare Cerro 1o de Abril Estancia, which is owned by Polimet. Included on the estancia are a 60-person man camp, mine offices, and an assay lab.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

      Mina Martha is located 50 km northeast of Gobernador Gregores and 173 km northwest of Puerto San Julian. Access is by public gravel roads comprised of National routes 25 (east/west) and 12 (north/south).

      The topography of the area is in general smooth with rounded hills with an average altitude of 300-400 m above sea level. Access is good, through unpaved main roads and local trails. The area is fully accessible to four-wheel-drive vehicles.

      The climate is harsh in wintertime with frequent snowfalls and strong winds. The winter conditions can effect production by temporarily closing the road used in transporting mineral to Compañia Minera Cerro Bayo LTD — Laguna Verde Plant (“CMCB”) in Chile for processing. Temporary closures are normally two or three days.

      Surface water is available from ponds and springs and underground water resources may be found in some extensive gravel flats. Water is also available from de-watering activities at both the Martha and R4 underground operations.

      Infrastructure includes a man-camp, main shop and warehouse, assay lab, diesel storage, diesel power generation, and office complex located on the Cerro 1o de Abril Estancia. Mine site infrastructure includes diesel storage, diesel power generation, explosive storage facilities, crushing plant, shop and warehouse, and container type operations offices. The surface rights are sufficient for all foreseen mining activities.

History

      Coeur acquired its interest in Mina Martha through its acquisition of Polimet in April 2002 from Yamana for $2.5 million. Through its acquisition of Polimet, Coeur also acquired a highly prospective

65,000 hectare land package in the immediate area. The acquisition was viewed as a strategic move given the location of CMCB’s milling facilities at the Cero Bayo Mine in Chile and the sufficiently high grade nature of the Martha ore, which justified transportation despite the 900 kilometre distance.

      Mineral exploration activities have been carried out in the area since 1995. The activities were originally conducted by consultants and permanent staff of Yamana, and since 2002 by Coeur geological staff. Activities have included structural and alteration interpretation using satellite imagery, reconnaissance mapping at 1:5,000-1:25,000 scales and chip sampling of most promising outcrops. Selected targets have been the subject of detailed geological mapping at 1:250-1:2,000 scales, systematic channel sampling of outcrops every 5-25 metres, deep trenching of veins and stockwork zones, thin and polished section studies, partial ICP studies of trace elements and local geophysical surveys (IP/resistivity).

      Core drilling has been the main means of evaluating resources. Reverse circulation drilling has been used as an exploration tool to define the surface mineral indications along strike and down dip. Resources have been defined from geological models prepared on cross sectional and plan views. 2D and 3D block models prepared using geostatistical parameters have been used since 2002 to produce resource estimates.

      All core and reverse circulation drill chips have been logged in detail using standard industry practices. Geotechnical information has also been collected from the core since the inception of the exploration program. The substantial exploration activities carried out from 1995 until 2001 by Yamana, and since 2002 by Coeur, have resulted in a large database of drill hole and channel sample information. The database has been updated and verified by Coeur staff regularly.

Geological Setting

      The Martha District is located in the morphostructural cratonic unit of the Deseado Massif, an extensive volcanic field of Jurassic age, which hosts several precious metal deposits and occurrences. The Deseado Massif is characterized by a rigid positive behaviour, which contrasts with a marked subsidence to the north and southwest, which generated the well defined pericratonic basins that contain the oilfields of Southern Argentina.

      Large amounts of silicic to intermediate volcanics were erupted in the area in Jurassic times in a sub-aerial, cratonic (back-arc), tensional environment, over-imposed on a Paleozoic basement. The volcanic pile is mainly composed of rhyolitic to dacitic flows. Two main lithologic units are distinguished in the region: a basal sequence of more intermediate to basic volcanics that includes andesites, basalts and agglomerates; and an extensive upper acidic unit formed by rhyolitic welded ignimbrites, tuffs, ash falls, and agglomerates with interbedded dacites.

      Several small basins were developed in the area after the main volcanic episodes, a consequence of intense diastrophic block faulting. Continental sediments were deposited in the Upper Jurassic to Lower Cretaceous in those basins, represented by tuffaceous sandstones, tuffites, limestones, conglomerates, and shales. Basaltic plateau volcanism was dominant during the Tertiary span coupled with minor marine ingressions that produced the deposition of sandstones, shales and fossiliferous limestones.

      Intrusive rocks are scarce in the area. They are represented by irregular bodies of rhyolitic porphyries that intrude the main silicic volcanic units, and by basaltic plugs that pierce the whole sequence.

      Because of the extensive cover, structure is not evident in the field. From a structural point of view the area is characterized mainly by block faulting as a response to two main fracturing systems that trend northwest. Movements are in general left lateral along the main faults.

      The rocks exposed in the Martha District are part of a thick pile of acidic volcanics assigned to the Chon Aike Formation deposited during the mid-Jurassic. The basement and the basal andesitic unit of the Mesozoic pile are not exposed in the area. The acidic sequence is overlain mainly by Tertiary basaltic flows and Cretaceous sediments.

      Three main structural patterns are recognized in the District trending E-W, N60W and N30W. The first two systems host mineralized veins, and the last system produces left lateral displacement of the mineral bodies. Some arcuate features are recognized north of Martha, possibly representing fracture systems related to the margins of a caldera.

Exploration

      The exploration targets at Mina Martha include veins, veinlet systems and stockworks (sheeted zones) hosted in moderately welded Mesozoic rhyolites. The main mineralized systems trend N30-70W, vary in dip from vertical to 65S, and are exposed over strike lengths of 50 to 1,200 metres. Widths are highly variable along strike and down dip, varying from a few centimetres up to 3 metres. Exploration has consisted mainly of surface mapping and sampling, underground mapping and sampling, and drilling and is discussed in greater detail in above.

      All core and reverse circulation drill chips have been logged in detail using standard industry practices. Geotechnical information has also been collected from the core since the inception of the exploration program. All mineralized intervals have been sampled and assayed using geological criteria. Quality control procedures have included routine check assays of sample pulps, check assays of duplicate pulps prepared from coarse rejects, and use of blanks to assess the quality of the sample preparation procedures. No sample preparation or assay problems have been found.

      In May and June 2003 Quantec Geoscience of Argentina carried out a geophysical survey in the eastern portion of the Martha District from the R-4 zone to the Sugar Hill. The survey covered an area 750 m long in an east-west direction by 730 m long in a north-south direction (about 55 Ha). The work consisted of an induced polarization/ resistivity survey carried out along 26 lines spaced every 30 m with pole-dipole moves of 20m (15,580 m total). The surveyed lines were oriented at N23E, perpendicular to the main structural trends in the area.

      The results of the survey showed the existence of numerous trends of high resistivity, conductivity and chargeability, some of which coincide with known exposures of veins, veinlet systems or altered structures. The most obvious of these trends are those associated to the Del Medio, R-4A, R-4, Futuro and Nordeste systems. Other trends, such as those south of Sugar Hill, south of R-4, and north of Nordeste have no surface expression.

      The existence of a large zone with strong chargeability and resistivity was detected in the central part of the area. That anomaly trends N-S to NNE, is 430 m long in a N-S direction, and 100 m wide. This anomaly has no correlation with specific geological features observed on the surface.

      Many of the geophysical trends detected were drill tested with core and RC drilling. In general, the trends with a clear association to structural trends exposed on the surface, intercepted at depth systems of narrow veins or veinlets. Those geophysical trends with no evident surface expression when drilled proved to represent low to moderate silicification in barren country rocks or disseminations of pyrite.

      The holes drilled into the main resistivity/chargeability anomaly proved that this feature represents minor disseminations of pyrite in barren rhyolites, some slight silicification, clays in fractures and faults, and groundwater.

      In general terms, the geophysical survey over the eastern portion of the Martha District has not been of great assistance in defining mineralized structures.

      As noted previously, the substantial exploration activities carried out from 1995 until 2001 by Yamana, and since 2002 by Coeur, have resulted in a large database of drill hole and channel sample information. The database has been updated and verified by Coeur staff regularly and the qualified person finds no reason to suspect the reliability or certainty of the results or data obtained from the exploration programs conducted to date. Confidence in the geological interpretations also arises from the historic success of predicting location and grade of mineralized structures versus that actually encountered in mining.

Mineralization

      Silver-gold mineralization at the Martha District is contained in veins, veinlet systems (sheeted zones or stockworks), and subordinate breccias hosted preferentially in WNW trending faults. The deposits display multiple stages of mineralization, displaying open-space filling and banding. The epithermal nature of mineralization is evident with local bonanza grades.

      Ore mineralogy is complex, particularly in the upper oxidized zone. Primary ores are composed of silver sulphosalts (mainly pyrargyrite), native silver, electrum, chalcopyrite, galena, and sphalerite, in a gangue of quartz, adularia, pyrite and some clays. Oxidized ores are composed of native silver, limonite, hematite, jarosite, clays, and a suit of silver, copper and lead oxides (mainly boleite, azurite, and plumbojarosite).

      Over 20 veins have been identified in the district. Veins pinch and swell following pre-mineral faults and fractures. The control of mineralization is mostly structural with ore deposition favored by minor changes in strike and dip (changes of about 10 from the general trend are normally significant). Post-mineral disruptions by faults are evident in the continuity of grades along strike and down-dip, particularly along NW-trending faults of sinistral displacement. Lithological control of grades has not been identified up to now.

      The geometry of the mineralized bodies, their mineralogy, and the spatial relation between different mineralized phases suggests that WNW and ENE fractures with open spaces were generated as an initial stage of development. The first mineralizing pulse produced intense pyritization along the main faults. A second pulse produced the development of quartz-adularia-copper-lead-zinc veins and veinlets. Cross cutting faults were generated following a N30W preferential direction. A third pulse introduced the main precious metals mineralization as systems of quartz-pyrargyrite veinlets that are oblique to the main quartz veins and also cross haloes with disseminations of pyrite. The gold/silver ratio in the main ore bodies approaches 1:1,000.

      Hydrothermal alteration is, in general, weak in the District. A moderate to weak silico-argillic alteration coupled with weak silicification and hematization is identified in the vicinities of the main mineralized structures, grading inwards into a moderate to strong silicification restricted to a few metres in both walls of the veins. A weak propylitic alteration is evidenced as a regional geologic feature.

      Mineralization in the Martha system is hosted in veins, veinlet systems, stockworks, and stringers. The veins present massive textures with intergrowths of quartz and adularia crystals up to 2 cm in diameter, ocherous textures where the silver-gold ores are normally deposited, banded textures with alternating bands of quartz-adularia and silver sulphosalts, and brecciated textures with siliceous cement associated to pyrite disseminations.

      The stockworks are developed in silicified and argillized zones. They are made of gray silica with fine-grained pyrite in their margins. Veinlet systems consist of gray silica veinlets with fine disseminations of pyrite or barren white quartz veinlets.

      The upper oxidized zone is composed of jarosite, hematite, clays, and limonites accompanied by a suite of oxidized silver, copper and lead minerals. The primary (sulfide) zone shows mainly pyrargyrite, native silver, pyrite, chalcopyrite, sphalerite, and galena in a gangue of quartz, adularia, and some subordinate clays. The position of the oxidation level varies in the area showing in places clear influence of late faulting. In Martha the level is less constant at 300 m height, in R-4 the base of oxidation lies at 290 m height, and in Del Medio oxidation gets down to 260 m height.

      The deepest mineralization known to date is near the 200 m level (140 m from surface) and appears to extend deeper.

Drilling

      Existing mineral resources and mineral reserves are based on data generated from 154 core holes totaling 9,573 metres, 107 Reverse Circulation holes totaling 5,728 metres, and 70 Channel samples totaling 242 metres.

      Three sizes of core have been drilled at Martha: NQ (47mm) core drilled from surface, HQ (64mm) core drilled from surface, and IEW (25mm) core drilled from underground with a packsack drill.

      True widths vary for most of the drilling due to different vein widths in different systems and mineralized stockworks. True widths for every intercept are known and are calculated on the basis of a formula that relates vein strike and dip with drill hole azimuth and inclination.

Sampling and Analysis

      Drilled surface core is put into core boxes and transported to the camp/office complex where it is logged by the geologist for lithological, structural, and mineralogical information. Mineralized intervals are selected for assaying for gold and silver content. Sample interval size varies from a minimum of 0.15 metres to a maximum of 1.5 metres based on geologic features. These intervals are cut in half with a diamond core saw. One half of the core was sent to the lab for assaying and the remainder retained for future use. All unused core is in storage at the mine site and is available for viewing.

      The underground packsack IEW core is put into core boxes and transported to the camp/office complex where it is logged by the geologist for lithological, structural, and mineralogical information. Mineralized intervals are selected for assaying for gold and silver content. Sample interval size varies from a minimum of 0.15 metres to a maximum of 1.5 metres based on geologic features. Due to the small core size, the entire core is consumed in the assaying process. Intervals that are not assayed are in storage at the mine site.

      RC drilling is carried out using a track mounted reverse circulation drill. Sampling is performed on 0.50 or 1.0 metre increments with a targeted sample size of 7 to 10 kg. The sample collected in the cyclone is split in half if the sample interval is 1.0 m. If the sample interval is 0.50 m, the entire sample is sent to the lab.

      The drill hole cuttings are logged by the geologist for lithological, structural, and mineralogical information. If considered appropriate, boxes with cuttings from selected intervals are stored. The reject material is bagged and maintained in the field until the interpretation and modeling process is complete in order to review or resample.

      In addition to the drilling, 70 channels with a total of 242 metres are included in the data base. Most of the channels are cut in the vein on surface. The remaining are back channels cut into the vein in underground workings. A normal channel is cut (chiseled) 0.2m wide by 0.1m deep and normally would completely cross the mineralized structure. On surface, a zone around the area to be sampled is carefully cleaned followed by placing a clean sample collection cloth before chiseling the sample. Beginning and ending locations of each channel are surveyed to locate the channel in true 3-D space.

      Coordinates for drill hole collars are surveyed with industry standard survey techniques. Results are reproducible to within a few centimetres. Coordinates are checked and verified prior to use in modeling work.

      True widths vary for much of the drilling due to mineralized stockworks and haloes associated with the veins as well as zones of splits and intersections of veins. True widths for every intercept are known, being calculated on the basis of a formula that relates vein strike and dip with hole azimuth and inclination. True widths are utilized in 3-D models.

      Each core sample is identified with a unique sample number that is tracked throughout the assaying process. The samples are dried, jaw crushed, roll crushed and then split. The resulting 1.50 kg sample is then pulverized and split to approximately 200 grams. This split is then further pulverized. The pulverized sample is rolled and transferred to a numbered envelope.

      Each RC sample is identified with a unique sample number that is tracked throughout the assaying process. The samples are dried, roll crushed and then split. This split is then pulverized. The pulverized sample is rolled and transferred to a numbered envelope.

      Assaying is a fire assay with a gravimetric finish. Each sample is fire-assayed using a traditional lead oxide flux as well as a known addition of silver, called an inquart. The samples are placed in gas fired assay furnaces. The fusion of the flux and inquarted sample produces a molten mixture that is poured into conical molds and cooled. The lead button formed during the fusion process is separated from the cooled slag and pounded to remove any adhering slag. The lead button is then cupelled using a magnesium oxide cupel. The remaining doré bead is flattened and weighed. The weighed doré is placed in a test tube and concentrated nitric acid added. The button is then rinsed, ammonia added, and rinsed again. The button is dried and then roasted for 5 minutes. After cooling, the gold is weighed. Gold to silver ratios are checked. If the ratio of gold to silver is greater than 0.4, then silver must be added in 4 to 6 times the weight of the button, approximately 10 grams of lead is added, and the process is repeated.

      The main QA/ QC program at Martha is performed in-house at the Martha lab and consists of running 20% of the samples in duplicate, blanks are run based on 10% of the number of samples, and standards run based on 5% of the number of samples.

      Duplicate samples should fall within 10 percent of the original sample value. When duplicate assays do not meet these requirements, the duplicate sample is rerun and checked against the first duplicate and the original assay. A small population of duplicate assays was undertaken and gold assaying shows a very large relative error at lower grades. If considering grades greater than 0.35 g/t the errors are acceptable. Silver assaying is duplicated very well. The statistics improve when lower grades are excluded. Very good replication of values in samples with high grade contents is achieved.

      Martha has four standards: very low grade, low grade, high grade, and very high grade. The statistics for standards show large relative error in gold and silver in the very low grade standard. Statistics significantly improve for gold above 0.35 g/t and silver above 100 g/t.

      Polimet has on several occasions performed checks of the Martha lab by sending pulps prepared from rejects as well as pulps for composite lots for every CMCB ore shipment to external labs (ALS Chemex and ACME). Results from these checks indicate that Polimet’s lab is well within industry standards. In addition, the qualified person has personally verified the data upon which the current resource and reserve models are based upon and has also reviewed the sampling, sample preparation, security and analytical procedures and concluded that they are all well within acceptable industry standards.

Security of Samples

      A rigorous data validation process has been done on the Martha data. Several validation techniques have been utilized in this process. The first error checking procedure is completed using the master database. Checks are complete for any non-conforming assay information such as duplicate samples and missing sample ID’s. The database also automatically calculates sample lengths, minimizing possible error generators. The database also generates reports that allow the data to be checked visually. The second error checking procedure is done with the Gemcom Mine Planning software. Gemcom has good checking capabilities for errors in header, survey, and assay information. The third procedure involves visually checking the data. A complete check of hard copy versus Gemcom data is done. In addition, each drill hole that is imported into Gemcom is visually checked to ensure that all locations and survey information are correct.

      Security features on the database include back-end lock-out and history tracking. Only the database manager has the password that allows access to the back-end. This ensures that no one can alter the data, tables, or forms of the database from the back-end. The database tracks each and every change made to the database.

      Senior project personnel have portable versions of the database on their laptop computers. This allows them access to the data at all times. Nevertheless, the portable databases are only up-to-date to the point that the master database is copied onto the laptop as no data entry is allowed on the portable version. Policy dictates that the database is only copied from the Master to the portable. Copying from the portable to the Master is not allowed, which ensures the integrity of Master database.

Mineral Resources and Mineral Reserves

      Reserve and resource estimates for Mina Martha are normally calculated on an annual basis. Factors that affect reserve and resource estimates on an ongoing basis include production, metal prices, capital and operating costs, grade model updates, mine planning and pit design changes.

      Economic, metallurgical, environmental, and governmental factors have all been considered. At present there are no known issues regarding these factors that would affect the reserve and resource estimates. All reserves and resources consider the combined economic weight of both silver and gold. In this manner, all reserves and resources are quantified on an equivalent silver basis; however, metal grades are broken out into their respective silver and gold components for reporting purposes.

Mineral Reserves

(January 1, 2004)(1)

		Au	Au	Ag	Ag
Category	Tonnes	(g/t)	Oz	(g/t)	Oz

Proven	8,000	3.48	1,000	3,224	900,700
Probable	5,900	2.50	500	2,351	447,900

Total	14,600	3.08	1,500	2,871	1,348,600

Mineral Resources

(January 1, 2004)(2)

		Au	Au
Category	Tonnes	(g/t)	Oz	Ag (g/t)	Ag Oz

Measured	700	1.65	35	3,326	73,000
Indicated	1,900	1.71	100	3,321	207,700

Measured+Indicated	2,600	1.69	135	3,322	280,700

Inferred	18,800	2.94	1800	2,599	1,566,800

(1)	Based on an assumed gold price of $375/oz and an assumed silver price of $5.25/oz. Cut-off grades is 500 g/t Ag equivalent.

(2)	Based on an assumed gold price of $375/oz and an assumed silver price of $5.25/oz. Cut-off grade is 1,470 g/t Ag equivalent.

     Mineral resources are in addition to mineral reserves. Inferred resources do not have demonstrated economic viability.

      A “gold multiplier” is used to convert gold assays to an equivalent silver grade. This calculation is shown below.

Gold multiplier =	(Gold price/oz) * (Au Recovery) = ($375/oz * 80%)
________________________________________________________________________ = 67.23
(Silver price/oz) * (Ag Recovery) ($5.25/oz * 85%)

      This multiplier is used to create the equivalent silver grade model with the following equation:

      Equivalent Silver (AgEq g/t) = Silver (AG g/t) + [Gold (Au g/t) / Multiplier].

      Confidence parameters for resource classification were established from univariate statistics and spatial relationship (samples used & anisotropic distance). This evaluation was completed for silver grade estimation only. Classifications were assigned to each block in the model based on the number of samples used to estimate each block and the anisotropic distance to the nearest sample.

      Resources were generated utilizing the geologic solids in Gemcom to calculate the volume and grade. To eliminate possible duplication with reserves, the mining design solids were used to select and initialize to zero blocks that fell within the solid. Remaining blocks were used to report resources.

      Polygonal estimates for several areas were included as inferred resources. These areas include the eastern portion of the Del Medio vein, the Del Medio Norte vein, Nordeste vein, and the lower portion of MMH68.

      Mining solids were created utilizing the geologic solids, drill hole information, and operational issues such as minimum mining widths and mining methods. Stope outlines (3D rings) were constructed on both plan and vertical sections. Solids were created using the 2 sets of 3D rings method. The mining solids were then used to estimate the reserves.

      After satisfactory completion of the silver and gold models, an equivalent silver model was created in Gemcom software using design parameters for metal price and recovery.

Mining Operations

Mine Design

      Mining methods to be utilized for extracting ore include open pit, shrinkage stoping, and long hole stoping.

      Open pit extraction of the narrow veins has been proven as an economic method with the Martha pit which was mined in 2003. Pits designed have the same characteristics of the Martha pit including an overall wall angle of 53 degrees, an inter-bench angle of 70 degrees, a minimum width of 7 metres and a ramp grade of 100%.

      To control dilution and losses, the extraction sequence consists of first drilling, blasting, and extracting waste to within one metre of the vein. This is followed by drilling, blasting, and extraction of a 1 metre pre-cut that is stockpiled, crushed, and sampled. The vein is then drilled and blasted with consideration given to areas above and below the cut-off grade. All vein material is stockpiled, crushed, and sampled. A second 1 metre post-cut is then drilled, blasted, and extracted from the back side of the vein. This is also stockpiled, crushed, and sampled. Final waste extraction is then completed to the pit limits.

      Grade control comprises taking channel samples every 5 metres along strike of the vein on every 2.5 metre high bench. In addition, the samples from crushing the vein and pre/post cuts are considered for final grade control.

      Dilution for open pits includes 100% of low grade within the vein plus up to 35% of the total volume of additional dilution at zero grade. Loss of 5% of the total ore volume is considered.

      Shrinkage stoping methods have been used successfully at the Martha underground mine. The current shrinkage stopes are very similar to the Martha shrinkage stopes. These stopes are generally 15 to 40 metres in length, 1 to 2 metres wide, and 15 to 40 metres high with a dip of between 70 and 85 degrees. The two shrinkage design types that may be utilized consist of a haulage drift stope or an extraction chute stope.

      Shrinkage levels are drilled to a 1.8 metre depth, normally resulting in a 1.6 to 1.7 metre high cut. Geologic control is given for each lift and controls the dimension of the stope. Back channel samples are taken every other lift for grade control. Additional grab and channel sampling is done on an as-needed basis for grade control.

      Dilution added to the shrinkage reserves include 100% of low grade within the mine solid plus an additional 20% to 50% of the total volume at zero grade. The dilution depends on the vein width in the stope. The veins within the R4 shrinkage stopes average over 1 metre in width and have the least dilution. The Nordeste and R4A veins average near 0.75 metres and have the highest dilution. Del Medio vein widths vary between 0.80 to 1.0 metres. Loss of 5% of the ore volume is considered.

      Long hole stoping may be used in appropriate areas due to faster extraction and cheaper mining costs.

      Due to the basically non-selective mining methods (shrinkage and long hole stoping) at Martha, all material, including uneconomic material within the stope, must be mined and hauled to surface where it is sampled. At this point, mining, development, and overhead costs are considered sunk costs, and a cut-off grade which only considers costs to transport and market is utilized to determine what will be shipped.

Mineral Processing and Metallurgical Testing

      The R4 area ore is a rich and clean ore making it excellent mill and smelter feed. It has a high silica content (quartz) and is generally free of deleterious elements. Only minor amounts of copper, antimony, and lead are associated with the silver minerals. Ore mineralogy is complex particularly in the upper oxidized zone. Primary ores are composed of silver sulphosalts (mainly pyrargyrite), native silver, electrum, chalcopyrite, galena, and sphalerite, in a gangue of quartz, adularia, pyrite and some clays. Oxidized ores are composed of native silver, limonite, hematite, jarosite, clays, and a suit of silver, copper and lead oxides (mainly boleite, azurite, and plumbojarosite). The metallurgy changes within the deposit depending on the amount of oxidation with a lower recovery in the oxidized material. The amount of oxidized material is estimated at 42% of the total.

      Historical plant metallurgical results for the Martha sulfide ores returned recoveries of 91% to 92% for gold and 92% to 93% for silver. Concentration ratios ranged from 45 to 50:1 and are very dependant on accompanying metals such as copper, zinc, lead, and iron. The R4 area sulfide ore is expected to have similar metallurgical results.

      A single floatation test has been done on the R4 oxidized ore. The oxidized ore appears to be harder, requiring 33 minutes to grind to the floatation testing size of 70% passing 200 mesh versus the sulfide material of 22 to 24 minutes. Test recoveries of 85% for gold and 91% for silver were realized. The concentration ratio was 45:1.

2004 Mine Plan

      The known Martha reserve is totally mined out during 2004. Included in the mine plan is approximately 2,600 tonnes of measured and indicated resource material not included in the reserve. This accounts for about 15% of the total material in the mine plan. No inferred resource was included in the mine plan.

Taxes and Royalties

      Income taxes were not assessed in Argentina during the first five years of a mine’s exploitation. Mina Martha’s exemption expired August 8th, 2004, and following which an income tax of 35% will now be assessed. Polimet has an accumulated loss of $550,000 and will not be paying any taxes on profits until this loss is completely offset.

      Polimet pays a sales tax of 21% on all equipment, supplies, parts and services. Sales taxes are exempt for the production of export products. Polimet exports 100% its production and therefore receives a refund for all of the sales tax payments.

      Polimet pays a payroll tax of 24% on gross wages and must withhold and remit 21% of the fees payable for all services rendered by outside professionals for technical consulting directly related to the productive process as it relates to exports, and 31.5% for all other consulting services.

      Argentina also imposes a debit tax of 0.6% on each bank account debit and a credit tax of 0.6% on each bank account credit.

      Through Resolution N 186/01 of the Provincial Mining Board (Province of Santa Cruz), the mining royalty has been fixed at 2.7% of the Pithead value. Act 24.196 establishes a limit on mining royalties of 3%.

Environmental Matters

      Polimet has all environmental permits required.

      There is a potential for acid rock drainage (ARD). This potential increases the closure cost and makes it necessary to take operational measures to control or avoid ARD. Measures include pit backfilling and capping and run-off diversion and collection plans.

      Hazardous substances such as diesel fuel and oil are handled on a daily basis. These substances can contaminate the superficial or underground water supplies.

Exploration and Development

      Exploration and development drilling plans are underway to expand the mineral resource and convert resources into reserves at Mina Martha. The majority of the development drilling is planned in the Martha/ R4/ Del Medio systems. The drilling will be a combination of surface core drilling and underground packsack drilling. A significant portion of the exploration drilling will be step-out drilling along the Del Medio system as well as testing high grade mineralization at lower depths in the Martha, R4, and Del Medio systems.

      The 2004 exploration budget contains a total of $2.3 million for exploration in Santa Cruz of which $0.42 million will be for Mina Martha exploration drilling and $0.546 million for development drilling around the R4/ Del Medio area.

SILVER VALLEY, IDAHO

Property Description and Location

      Coeur’s Silver Valley property is located in the Coeur d’Alene Mining district, near the base of the panhandle of northern Idaho. The property covers 10,931 acres over an area about 11 miles long east to west and 3 miles wide. The Silver Valley property contains two mines and one exploration shaft. The operating Galena mine is located near the center of the property position, the Coeur mine which is on care and maintenance is about 1.5 miles west of the Galena mine and the Caladay exploration shaft is approximately 2 miles east of Galena.

      The Galena mine operations are conducted through the #3 shaft, which is a three compartment shaft with a double drum hoist that goes to 5800 feet below the surface, and the Galena shaft, which goes to 5500 feet below the surface. The Galena shaft has a double drum hoist servicing the shaft from the collar down to 2500 feet, where it is blocked until the 3200 foot level, and a small single drum hoist servicing the shaft from 3200 feet to 5200 feet below the surface. The Galena mine also has an operating 1100 ton per day floatation mill, maintenance shop, carpenters shop office and dry facilities.

      The Coeur mine is currently on care and maintenance. This mine is serviced by an operational three compartment shaft with a double drum hoist that goes to 4000 feet below the surface. The Coeur mine and Galena mine are connected underground by a track haulage drift on the Galena 3700 level (3700 feet below the surface of Galena’s #3 hoist). The Coeur mine and shaft are the designated secondary escape way for the Galena mine operation. The Coeur mine also has a 600 ton per day floatation mill, maintenance shop, office and dry facility.

      The Caladay exploration shaft is an operational three compartment shaft serviced by a double drum hoist that goes 4900 feet below the surface. The Caladay shaft is connected to the Galena mine workings on the 4900 level of the Galena mine. The Caladay surface facilities include a maintenance shop, warehouses and office.

      Coeur’s land position is a combination of patented and unpatented claims and fee lands that are either owned or leased by Coeur. The claims have been legally surveyed and are in good standing with the U.S. Bureau of Land Management. Coeur owns 1,061 acres of fee ground, 148 patented claims covering 2,250 acres and 127 unpatented claims covering 2,820 acres. Coeur leases 239 unpatented claims covering 4,780 acres and 1 patented claim covering 20 acres. The leased claims were all initiated in 1996 through 1998 and are 20 year leases. Any and all work commitments for lease claims are current. Net smelter return royalties exist on some leased claims, but no production has occurred on any of the leased claims.

      The only permit required for the Silver Valley operation is a permit under the National Pollutant Discharge Elimination System of the Clean Water Act, but the applicable regulatory agencies still have not finalized their requirements. Once this permit is obtained, it will require a renewal in five years. No air permits are required for the Silver Valley operation. The only bond required and carried is a $7 million bond for the wet tailings disposal facility.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

      Coeur’s land position lies along, and immediately south of, interstate I-90. The city of Wallace, Idaho is about 2 miles east of the Galena mine and the city of Kellogg, Idaho is about 10 miles west of the Galena mine. Spokane, Washington is about 75 miles to the west and Missoula, Montana is about 110 miles to the east.

      The property is accessible by main highways, hard surfaced roads or well-graded gravel roads. Many miles of Forest Service and private logging roads allow access to most areas of the property.

      The Galena Mine sits approximately three miles from Wallace, Idaho. The Coeur Mine is located approximately two miles from the town of Osburn, Idaho and four miles from Wallace. The Caladay Mine is situated within the Daly Gulch directly above Wallace, approximately three miles east of the Galena Mine. All three mines are connected to each other by underground workings.

      The climate of the Coeur d’Alene district is strongly seasonal. Precipitation ranges between 30 and 40 inches a year, with the largest amount falling as snow during the winter months. Daytime temperatures in the summer are usually moderate but there are occasional short periods ranging between 90 and 100F. Winter temperatures are generally well below freezing.

      The area is one of high relief and generally rugged terrain. Ridge slopes are consistently steep, and many are inclined at angles of about 30% or greater. Valley flats are restricted to the Coeur d’Alene River and the lower reaches of some of its major tributaries. The ridge crests are usually narrow and are similar altitudes for long distances. The ridge crests and the peaks extend only a few hundred feet above the general level of the crests, and range in altitude from 6,000 to 7,000 feet.

      Vegetation is abundant, although local differences in the environment both natural and man-made effect a pronounced change in the type and amount of plant cover from place to place. Only a few small areas of the original coniferous forest that once covered the district remain.

      Coeur has established necessary sources of water, power, waste disposal and tailings storage for current and planned operations. Personnel are sourced from nearby population centers. Coeur has established necessary processing facilities and holds sufficient surface rights to conduct operations.

History

      The Galena mine has a long history dating back to 1887, but modern history and mining commenced in 1953 under the management of Asarco. Since 1953, the mining on the Galena mine has produced a silver-copper ore with minor production of silver-lead ore. Total production since 1953 is over 160 million ounces of silver, 116 million pounds of copper and 22.0 million pounds of lead from 7.0 million tons of ore. Average grade of the silver-copper ore was 22.89 ounces per ton of silver and 0.83% copper. Average grade of the silver-lead ore was 8.18 ounces silver and 8.8% lead per ton of ore. The mine is currently producing silver-copper ore at a rate of approximately 625 tons per day. Ore grades are approximately 24.0 ounces per ton silver and 0.76% copper.

      In June 1992, the Galena mine was closed and put on standby due to the price of silver. Asarco and Coeur became joint owners of the Galena mine in 1995. The parties formed a new company called Silver Valley Resources, and began development work on the lower levels. In July 2003 Coeur re-started production at the Galena mine. In October 2003, Coeur became the sole owner of the Galena mine.

      Coeur has held a 100% interest in the Coeur mine since production began in 1969. The mine was in continuous operation from 1969 through 1991 and again from 1996 through 1997. The total production was 39 million ounces of silver and 33 million pounds of copper from 2.4 million tons of ore. Average ore grades were 16.0 ounces per ton silver and 0.68% copper. The mine is currently on care and maintenance.

      The Caladay property came into existence in the mid-1960’s as a joint venture between Asarco and two other companies. The joint venture began sinking a shaft during the 1970’s on the east end of the Coeur d’Alene Silver Belt. The shaft was carried down below the Galena Mine’s 4900 level and stopped. From the 4900 level of the Caladay shaft an exploration drift was run east and west. The western drift intersected the Galena Mine’s 4900 level. Diamond drilling was conducted and a silver-lead resource was identified. No economically minable material was identified and the joint venture was bought out by Coeur in the 1980s. Since then no active exploration has been conducted at the Caladay mine and no reserves or resources have been reported for the Caladay Property. The Caladay shaft and workings are currently used as a ventilation exhaust way. The hoist is in operable condition and the property is maintained so if a discovery is made it could be brought into production in short order.

Geological Setting

      Ore deposits of the Coeur d’Alene Mining District are hosted by slightly metamorphosed Precambrian sedimentary rocks of the Belt Supergroup. Belt rocks are exposed primarily within western Montana, northern Idaho, and southern British Columbia. The Coeur d’Alene district lies within the west-central part of this area within a regional tectonic lineament known as the Lewis and Clark line. Diverse, recurrent tectonism within the Lewis and Clark line is believed to be primarily responsible for the complex geologic structures that characterize the district.

      Belt strata are composed primarily of fine-grained quartz and original clay (now metamorphosed to fine-grained white mica, or sericite). These strata vary in several sedimentological features, including grain size, grain sorting, thickness, and bed form. These features are reflected in variations in strength, hardness, and physical anisotropy. Differences in mechanical properties among strata are largely dependent on highly variable proportions of fine-grained quartz and sericite.

      Although the composition of these metasediments varies widely, three major rock types are generally recognized. These are vitreous quartzite, which is primarily metamorphosed fine-grained quartz sand, siltite-argillite, which are silt-sized quartz grains that are completely separated from each other by a large proportion of sericite, and sericitic quartzite which contains intermediate proportions of quartz and sericite.

      Belt strata have been subdivided into a number of widely mappable formations, each several hundred to thousands of metres thick. In the Burke formations, the predominant rock type is thinly layered siltite. Vitreous and sericitic quartzites in the upper part of the formation host important ore bodies, but none have been mined in many years, and tests of rock types have been minimal.

      The Revett Formation is the most important host formation for ore in the district, as approximately 75% of ore production to date has come from the upper members of this formation. Overall, the Revett Formation is composed of roughly equal proportions of siltite-argillite, sericitic quartzite, and vitreous quartzite. Both the upper and lower Revett are most characterized by hard and soft subunits of relatively uniform strata that commonly range from 15 to 60 m thick. Hard subunits are typically composed of vitreous quartzite and hard sericitic quartzite with thin seams of siltite-argillite. Soft subunits contain soft sericitic quartzite and siltite-argillite. The middle Revett is dominated by siltite-argillite.

      The St. Regis Formation is most characterized by purplish siltite-argillite. Historically, the upper portion of the upper member of the Revett Formation has locally been included as part of the St. Regis.

      The Wallace Formation contains two distinct lithologies, a Middle Wallace unit that is characterized by layers of coarse-grained sericitic quartzite 5 to 20 cm thick separated by thinner (5 to 10 cm) interbeds of black argillite and a Lower Wallace unit in which the predominant rock type is green argillite.

Exploration

      Over the course of the years from 1958 through 2002 nearly 8.5 million tons of new reserves have been developed through exploration at an average rate of 187,000 tons per year. The exploration activities over this period include 464,920 feet of diamond drilling for an average of 10,332 feet per year and 203,414 feet of drifting for an average of 4,520 feet per year.

      During the period from 2000 through 2003 little exploration was conducted at the Galena Mine and as a result the reserve levels have declined due to mining depletion. It is believed that the exploration potential at the Galena is very good with large areas of untested favourable geology. The Galena’s long production history and history of exploration followed by discovery suggest that with additional exploration new ore bodies can be found.

      In late 2003 Coeur began a long term, exploration-based expansion plan. The plan calls for aggressive exploration over the next few years in an attempt to discover new ore bodies to allow for continued mining. In 1999, Coeur discovered one of the largest ore bodies at the mine, the 72 vein. Prior to this, the belief was that the faults did not host ore bodies. Once it was recognized that the faults hosted ore, drilling of the South Argentine fault zone resulted in discovering the 117 vein. The long term expansion plan has exploration focused on these and other major east-west faults and on the eastern and western extremes of the Galena mine.

Mineralization

      The ore bearing veins are found along four major fracture systems and three major faults. The veins generally strike east to west and northeast to southwest and range in thickness from a few inches to over fifteen feet. The veins are categorized into five types: conjugate veins, release veins, parallel veins, extensional veins and master fault bounded veins. The vein fillings are a gangue of siderite with variable amounts of pyrite and quartz as blebs and stringers. The ore bearing sulfides are predominately tetrahedrite and chalcopyrite.

      Veins that follow a predominate west-southwest to east-northeast striking fracture pattern are referred to as conjugate veins. The Silver vein at the Galena Mine is an example of a conjugate vein and is one of the widest and most productive veins in the history of the mine. The vein cuts through quartzites and siltites of the Revett Formation for over 4200 vertical feet with an average strike length of 1000 feet. It can be as narrow as one foot and as wide as fifteen feet but typically averages about four feet wide. The Silver vein consists of massive siderite with pods of quartz and chalcopyrite and scattered blebs and stringers of tetrahedrite.

      Veins classified as release veins strike north-northeast and dip very steeply. These vein types are commonly found within very hard to vitreous quartzites. The 24 vein, which is a classic example of a release vein, is usually very narrow, averaging less than one foot wide, and carries very high-grade silver bearing tetrahedrite stringers in a gangue of siderite. It is not uncommon to find veins averaging 1 to 4 inches wide consisting of massive tetrahedrite. Occasionally, as in the 306 vein, the narrow, high silver grade release veins will also contain small pods and stringers of galena.

      Parallel style veins characteristically strike west-northwest to east-southeast. The 356 vein at the Coeur Mine is an example of a parallel vein. The 356 vein is found within the Middle Quartzite unit of the Revett Formation and averages two feet wide. On the lower levels of the mine the 356 vein is bounded by very hard to vitreous quartzites and exhibits high silver grades, however, when the vein is within siltites and argillites, the silver grades decrease. The silver within the tetrahedrite of the Coeur mine has much lower silver to copper ratio than that found in the Galena mine.

      The 185 vein in the Galena Mine is classified as an extensional vein. It strikes east-west within a hard quartzite unit and consists of zones strongly enriched in argentiferous galena. Common accessory minerals are pyrite, ankerite, quartz, and minor phosgenite. Only trace amounts of tetrahedrite are typically found within the zone.

      The fault-bounded veins are found within three major structures that cross through the Galena Mine. These veins are the 72 vein bounded by the Polaris fault, the 117 vein bounded by the South Argentine fault, and the 123 vein bounded by the Argentine fault. The wall rocks encompassing these fault-controlled “veins” vary throughout the mine from soft siltite-argillites to very hard quartzites.

Drilling

      The exploration, delineation and development drilling conducted at Coeur’s Silver Valley properties have been performed exclusively with diamond core drills. Over 1600 core holes have been drilled from underground in the Coeur, Galena and Caladay areas.

      Core diameters range from 1.062 inches to 1.875 inches. Core is removed from the drill rods and placed in wooden boxes for transport to the surface logging facility. All core is logged by geologists and recorded on hard copy forms. Prior to 2000, most core was sampled by splitting with a mechanical splitter and then the entire hole was usually skeletonized at a ratio of retaining 20% and throwing away 80%. The skeletonized core is stored in various facilities off the mine site.

      Since 2000, all core is digitally photographed. Sampling is either done by splitting or occasional whole core analysis, with all sample pulps being saved. Boxes containing split core are saved and, after logging, the remaining core is discarded.

      All drill hole and sample information is stored on an ACCESS database for reporting purposes and on GEMCOM database for three dimensional evaluation and resource modeling. All holes have collar and down-hole surveys conducted since hole deviation is quite common.

Sampling and Analysis

      Coeur collects both channel samples and diamond drill samples for its exploration work. Channel samples collected at the Galena mine are used for daily grade control and for resource estimation. Samples are collected underground from drift faces, drift backs, drift ribs and raise ribs. Underground samples are collected from left to right across exposed areas as horizontal channels. Sampling protocol for channel samples is to collect separate samples of exposed wall rock on both sides of the apparent mineralized vein and across the mineralized structure or vein. The channels are cut as perpendicular to the vein strike as possible. Samples are collected in a linear fashion across the vein or structure in increments of 5 feet or less in an attempt to include representative amounts of material across the zone. Due to the discontinuous nature of the veins, ore grade samples may include internal waste.

      Coeur has collected 11,438 channel samples at the Galena mine, representing 27,430 individual assayed samples. The minimum length of a channel sample is 0.10 feet, the maximum length is 13.7 feet and the average is 2.96 feet. The samples have been collected across veins from development drift faces or stope faces. When a vein is being sampled in a drift or stope it is sampled approximately every 10 feet along strike.

      Whole drill core samples are collected through the vein or structure and on both sides of the mineralized zone so the wall rock can be characterized for dilution estimation purposes. No samples greater than five feet in length are collected and large zones are broken into increments of five feet or less.

      The Galena mine has had 1,262 diamond drill holes completed from which 13,807 samples have been collected. The average sample lengths of core samples are 2.02 feet with a 0.10 foot minimum and a 23.3 foot maximum. Current sample protocol restricts sample lengths to 5 feet or less.

      Diamond drill holes at Galena are known to deviate in both azimuth and dip, sometimes severely, as the hole is drilled. Coeur attempts to conduct down hole surveys on each hole. The primary survey tool is a down-hole FOTOBORE camera system and the back up system is an EZ-SHOT down-hole system.

      All mine samples are sent to American Analytical in Osburn, Idaho. Coeur owns the laboratory facility, but American Analytical conducts the assaying on a contract basis. As a quality check on the lab, low grade, average grade and high-grade standards are randomly submitted to the laboratory. The standards are submitted as “blind standards”. There are four different analytical standards: a blank or zero value silver, a low standard, an average grade standard and a high grade standard. The standards are prepared from mined material from the Galena mine and submitted to four commercial labs for round robin assaying.

      Mine samples are picked up at the mine yard from a designated area. Samples are in string tied bags with samples numbers and sample tags. The sample tags also indicate what elements should be analyzed. Samples are emptied from sample bags into the jaw crusher and are then run through a cone crusher. The sample is then split down using a Jones riffle splitter until a sample of approximately 200 g is obtained. The rejected portion of the sample is returned to the original sample bag. The 200 g sample is ring pulverized and the resulting pulp is placed in a sample envelope and sent to the fire assay room. The ring pulverizer is cleaned between each sample with silica sand to prevent contamination. Barren rock is run through the crushers once a day and this sample is assayed as a sample blank.

      After samples have been assayed, they are boxed with proper identification and stored for two months at the lab, while the pulps from diamond drill core are collected by the mine staff and stored indefinitely at a separate storage area.

      Coeur has determined over the course of several years of this sample process that monthly grade reconciliations have usually matched within plus or minus 1.5 ounces per ton in head grade for the entire month’s production.

      Several validation techniques are used for data verification. Checks are completed for any non-conforming assay information such as duplicate samples and missing sample identifications. The database also has built in features such as automatically calculating sample lengths that minimize possible error generators. The database also generates reports that allow the data to be checked visually. The second round of error checking is done with the Gemcom Mine Planning software, which is used to check for errors in header, survey, and assay information. The third round of checking involves visually checking the data. A complete check of hard copy versus Gemcom data is done. In addition, each drill hole that is imported into Gemcom is visually checked to ensure that all locations and survey information are correct.

Security of Samples

      All sampling data generated by exploration and operations is input and stored in a master Access database. Security features on the database include back-end lock-out and history tracking. Only the database manager has the password that allows access to the back-end. The database tracks each and every change made to the database and the user who was logged on at the time of the change. This includes any new data entry or any change to previously entered data. This record is saved and can be viewed by the database manager.

      Assay information comes directly from the lab in an electronic format and is merged into the database using sample numbers or identifications. Once the lab has finalized assays they are put into a dedicated directory on the network. Every day, as data is being input, checks for new assay files are performed. The database automatically detects new assay files and options exist for selecting those files (or assays) to be imported into the database. This import process automatically checks for duplicates, missing sample identifications, or any other non-conforming assays.

Mineral Resources And Mineral Reserves

      The criteria used to categorize the following mineral resource and mineral reserve estimates are those prescribed by the CIM Standards. Economic, metallurgical, environmental, and governmental factors have all been considered. At present there are no issues regarding these factors that would affect the reserve and resource estimates.

Mineral Reserves(1)

(January 1, 2004)

		Ag	Ag
Category	Tons	(Oz/ton)	Oz

Proven	368,295	22.25	8,192,855
Probable	348,257	20.79	7,239,484

Proven + Probable	716,552	21.54	15,432,339

Mineral Resources(1)

(January 1, 2004)

		Ag	Ag
Category	Tons	(Oz/ton)	Oz

Measured	607,218	10.77	6,539,463
Indicated	575,937	11.65	6,708,851
Measured + Indicated	1,183,155	11.20	13,248,314

Inferred	1,096,022	10.87	11,914,269

(1)	Based on assumed metal prices of $5.25 per oz Ag, $0.75 per lb Cu and $0.33 per lb Pb.

(2)	Based on assumed metal prices of $5.25 per oz Ag, $0.75 per lb Cu and $0.33 per lb Pb.

     Mineral resources are in addition to mineral reserves. Inferred resources do not have demonstrated economic viability.

      Estimation of the 2003 year-end mineral reserves was done in a four-step process. First, a geological interpretation was made of the vein to confirm strike and dip projections. Second, mined widths, dilution and silver grades were reconciled against the previous year’s estimated widths, dilution and silver grade. If significant differences were revealed an investigation was done to determine if the difference was a result of modeling parameters and if so adjustments were made to the model. Third, an estimation of the grade is done by a technique selected for the type of vein and the amount of data available. Fourth, the vein’s ton and grade estimates were classified by level of confidence.

      Geologic continuity of the veins were interpreted by utilizing geologic plan maps, cross sections, long sections, drill core logs, and other available information to identify the limits of the vein structure and areas with potentially economic mineralization. Veins that were subjected to resource estimation by the kriged block model technique had a three dimensional solid constructed using GEMCOM software. All interpretations accounted for wall rock lithologies, vein thicknesses, strikes, dips, and grade trends. The geologic interpretation results in an initial in-situ geologic model that generally depicts the vein structure.

      After the in-situ model was completed a minable model of the structure was developed. The minable model takes into account the dilution expected from wall rocks to be realized during extraction of the mineralized structure. When possible historical data was used to develop proper dilution estimates. If there was no historical mining information available to determine dilution, minimum dilution of one foot per each wall was built into the mining model. Minimum mining widths of 10 feet were used when it was known that the mineralized vein would be mined by trackless methods. Minimum mining widths of 5 feet were used in all other cases.

      The year-end 2003 resource estimates were calculated utilizing two different techniques, accumulation method and kriged block model. The technique selected to estimate grade for a given vein was based on the type of vein and the type of data available to create the estimate. Historic veins that had only drift and/or raise channel samples were estimated by the accumulation method. Two large fault bounded structures, the 117 and 72 veins, and the historic silver vein were estimated by a kriged block model method.

      Resources classified as measured using the accumulation method required channel samples to be collected on at least two sides of the resource block. Resources were also classified as measured when only one side of the resource block has been sampled if the block is a continuation or projection of a mined ore chute. The classification projection distance from drift or raise samples is one half the strike length of the block or a maximum of 75 feet. Resources classified as measured from the polygonal method are projected outward from drift, raise or drill hole samples a maximum of 25 feet.

      Resources classified as measured, indicated and inferred from the kriged block method are projected outward from samples based on the variogram calculated for the vein. The projection distances are 50% of the variogram range for measured, 66% for indicated and 100% for inferred.

      Resources classified as indicated that were calculated by the accumulation method are either a continuation of mineralization outward from a measured block or an isolated block of mineralization. The classification projection distance for indicated from a measured block is equal to or less then the distance used for the measured classification on the same block. If the block is an isolated block, not a continuation of a known ore chute, it should have channel samples collected on at least one side of the resource block. The classification projection distance for indicated from drift or raise samples for an isolated block is one half the strike length up to a maximum of 75 feet. Resources classified as indicated from the polygonal method are projected outward from drift, raise or drill hole samples a maximum of 75 feet.

      Resources classified as inferred from the accumulation method can be a continuation of mineralization outward from an indicated block or an isolated block of mineralization. An inferred block may have channel samples and/or drill holes collected on one or more sides of the resource block but the vein displays uncertain continuity of grade or the distance being projected from a strong continuous vein is beyond the range established for measured and indicated. Isolated zones of mineralization identified by channel samples or drill holes that require additional sampling or drilling to confirm continuity are classified as inferred. Projections for the inferred classification should not exceed 150 feet from samples or the edge of an indicated block.

      Capping values for silver values were determined for each structure by cumulative probability plots generated from channel, drift, raise and/or drill hole assay data. Plots were created for each structure and capping values were selected based the inflection points of the graphs and to reduce the coefficient of variation’s below 1.0. Assay values from the wall rocks of the veins were used for dilution grade estimation during the compositing process. If no wall rock assays were available then a “zero” metal value was assigned to the diluted composites.

Mining Operations

Mineral Processing And Metallurgical Testing

      The present Galena mill capacity is 750 tons per day with a single ball mill operating. A smaller ball mill remains on foundation at mill and could add an additional 250 tons per day capacity.

      Ore is hauled by ore cars to a coarse ore bin. The ore is fed into a chute that, in turn, feeds to a jaw crusher. Belts move the crushed ore to a vibrating flat deck screen, where oversized particles are conveyed to a fine ore bin. The ore is then fed into a ball mill. Grab samples are taken from the conveyor to determine daily moisture content. Ball mill discharge passes over a screen and oversized particles are recirculated to the ball mill, while passing particles are classified in a Krebs cyclone. The ore then passes to a two-stage Denver feed sampler and into the rougher flotation circuit. The rougher circuit consists of four flotation cells. The underflow is sent to the scavenger circuit consisting of four scavenger cells. The underflow from the scavenger circuit represents the final tails, while the overflow is sent to a regrind mill before being returned to the rougher cells. The overflow from the rougher circuit is next fed to the cleaner circuit.

      The cleaner circuit consists of five concentrate cells. The concentrate is then fed to an automatic sampler, and then pumped to a concentrate thickener tank. The concentrates are pumped to a drum filter, and a scraper drops the final concentrates into 400-ton capacity bins. The scavenger final tailings are sent to an automatic tailings sampler, before being fed into the final tailings box. The tailings are either pumped back to the mine sand tanks for backfill material, or sent to a tailing pump station. The pump sends the tailings via pipeline to the tailings impoundment approximately 6 miles to the northwest. Final concentrates are picked up with a front end loader and placed into trucks for shipment to a smelter or to rail cars for further shipment to a smelter.

Mine Design and Scheduling

      The Galena mine utilizes three similar yet distinctive mining methods for ore extraction: ‘conventional’ or slusher cut and fill overhand mining, ‘mechanized’ cut and fill overhand mining, and ‘mechanized’ cut and fill underhand mining.

      Coeur prepares an annual mine schedule based on historic production rates from each of the three mining methods used in the mine. The goal of the schedule is to maximize the tons and grade produced from the mine while taking into consideration any required development, scheduled maintenance, hoisting limitations, rockburst management, availability of suitable manpower, sandfill limitations and metallurgical problems when milling different ore types.

Life-of-Mine Plan

      The Galena Mine has sufficient proven and probable reserves to continue mining at the current rate of approximately 3.8 million ounces of silver per year for an additional four years. The 3.8 million ounces of silver per year production level is achieved from processing approximately 176,000 tons of ore at an average grade of 21.5 ounces per ton.

      Since the production levels and extraction methods are anticipated to be the same for the remaining mine life, the life of mine costs are expected to remain similar. Staffing needs for salary and hourly workers is maintained at a static level of 162 people throughout the life of mine.

      Life of mine costs are based on 2004 budget costs. The total cash operating costs are projected at about $105.25 per ton of ore or about $4.77 per ounce. The direct mining costs are projected to be about $48.66 per ton of ore and include mining, maintenance, and electrical costs. The milling costs are projected at $6.02 per ton and other indirect and smelting-refining charges after by-product credits would cost approximately $50.57 per ton.

      The mine operations are sufficiently flexible that if long term increases or decreases in the price of silver are realized the mining plan can be changed to reflect the price sensitivities.

Markets

      Coeur currently sells its silver-copper concentrates to the Cominco Trail Smelter in Trail, British Columbia and to Noranda’s Horne Smelter in Quebec. Coeur has a contract within market parameters with the Cominco Smelter through December 31, 2005. Coeur Silver Valley has been also selling its concentrate to Noranda’s Horne Smelter since 1998.

Exploration and Development

      Exploration activities continue at the Galena Mine with 26,000 feet of diamond drilling budgeted for 2004. Besides exploration diamond drilling, exploration drifting through slusher drifts is done on an irregular basis.

SAN BARTOLOMÉ PROJECT, BOLIVIA

Property Description and Location

      Coeur holds the San Bartolomé Project through its wholly-owned subsidiary, Impresa Minera Manquiri S.A. (“Manquiri”). The San Bartolomé Project is located south of the city of Potosi, in south-central Bolivia. Manquiri intends to develop secondary ore deposits located on the flanks of Cerro Rico mountain that were formed from the decomposition and remobilization of primary ore deposits.

      The San Bartolomé Project consists of the Huacajchi, Santa Rita and Diablo deposits. The property covers a total of 1,350 hectares. Manquiri holds its interest in the property through a series of contracts, leases, and mining concessions (the “San Bartolomé Mining Rights”). Substantially all of the San Bartolomé Mining Rights were granted to Manquiri by Corporation Minera de Bolivia (“COMIBOL”), a government controlled entity with a mandate to develop the mineral resources of Bolivia as a passive party through the use of joint ventures and other arrangements.

      COMIBOL owns most of the mineral producing rights on and surrounding the Cerro Rico mountain, and operates processing facilities. COMIBOL has granted to Manquiri a mining lease which entitles Manquiri to exploit all materials located above the bedrock. Manquiri has also signed an agreement with COMIBOL for the use of oxide waste dumps and surface facilities. Manquiri also holds the rights to a tailings storage facility.

      Manquiri is also a party to eight joint venture agreements with seven different mining cooperatives, which in total cover a small portion of the San Bartolomé property. These agreements entitle Manquiri to substantially the same rights as the COMIBOL agreements.

      Within the Cerro Rico area are a number of holders of pre-constituted rights, which pre-date COMIBOL ownership and are still valid. COMIBOL has also granted to other parties the right to exploit minerals beneath the San Bartolomé Project, as Manquiri’s mineral rights cover only material down to the bedrock. Several local mining cooperatives are actively mining zinc-silver sulfide veins via adits within the San Bartolomé project areas. These operations are small-scale underground mines producing relatively small tonnages of sulfide ore which are trucked to several flotation mills on the northern outskirts of Potosi. Agreements have been reached with the cooperatives which will allow temporary suspension of these mining operations as necessary for Manquiri to mine the overlying deposits. Once the deposits have been mined, surface and portal access will be re-established and the cooperatives will continue mining.

      The superposition of mining rights and mining activities at Cerro Rico creates many environmental liabilities and active sources of environmental pollution created by third parties not related to the San Bartolomé Project. These third party activities will probably continue to degrade the region’s eco-system. These pollution sources, its flows and impacts, past, present and future are not within the control of Manquiri.

      In order to conduct mining activities, Manquiri must obtain environmental permits from the Bolivian government. Manquiri received notice in June 2004 that the Bolivian Vice Ministry of Natural Resources and Environment had approved and issued the two final permits required for proceeding with mining on the San Bartolomé Project (Licencia Ambiental or Environmental Permit and the Licencia Para Actividades con Sustancias Peligrosas or Hazardous Substances Perimit).

Accessibility, Climate, Local Resources, Infrastructure and Physiography

      Potosí is connected to the capital city of La Paz and to the Chilean port cities of Arica and Iquique by all-weather roads. The San Bartolomé deposits range from 0.5 to 4 kilometres south of the city of Potosí and are accessible by all-weather road. Rail service is available from Potosí north to La Paz. The rail line also runs south from Potosí through Ollague on the Chilean frontier and then on to Antofagasta, Chile. A small airport near Potosí is capable of handling medium-sized twin engine, high altitude propeller-driven aircraft.

      Potosí is situated in the Cordillera Central mountain range, east of the Andean divide. The elevation of the city is 3,900 metres and the project area ranges from 3,900 to 4,700 metres above sea level.

      The topography is locally rugged, and in some areas mining of unconsolidated material has resulted in some locally steep highwalls, depressions and deposits of reworked material.

      Due to the high elevation, the climate is cool despite the region’s location at about 19 degrees south of the equator, but the project is capable of year-round operations. Temperatures commonly fall below freezing at night, with abundant sunshine and warmer temperatures during the day. The region experiences a rainy season in the warmer summer months of January through March. Annual rainfall is low, usually less than 500 mm.

History

      Silver was first discovered on Cerro Rico in 1545, and large-scale production immediately started. Initial grades were extremely high, averaging 7,000 oz/t Ag. By 1650, Potosí was the largest city in the Western Hemisphere with 160,000 inhabitants. By the early 1700’s, the grade and total production of silver had begun to decline. Significant production continued well into the late 19th century and minor production continues today through the activity of small mining cooperatives. The cooperatives exploit high-grade silver and zinc-rich sulphide veins.

      Tin has been mined from Cerro Rico since colonial times but on a limited basis. Completion of the railroad link from the coast at Antofagasta, Chile, to Potosí in 1912 made tin mining at Cerro Rico highly profitable and created a large scale tin boom in Bolivia during the early 20th century.

      Following a revolution in 1952, Bolivia’s largest tin mines, including Cerro Rico, were nationalized into COMIBOL. At that time, Cerro Rico was divided in two, with all workings below the 4,375 m elevation contour worked by COMIBOL and the portion above 4,375 m worked by artisanal miners and local cooperatives. COMIBOL also claimed those portions of the upper part of the mountain not worked by the small miners. COMIBOL’s operation suffered from a lack of capital and expertise and was significantly over-manned. Costs were high and production rates declined until the COMIBOL underground mine closed in 1993. The Bolivian government also changed the mandate of COMIBOL to cause it to actively facilitate the development of its properties by other parties.

      In the late 1980s, Compañia Minera Concepcion (“Comco”), a joint venture between Comsur and Rio Tinto Zinc began heap leaching material from the dumps scattered on the sides of Cerro Rico. To date, approximately 3 million tonnes of material averaging 213 g/t Ag have been processed by Comco. In 1993, COMIBOL started the Plahipo heap leach operation, but processed only 200,000 tonnes of material before closing.

      Today, in addition to the Comco operation, there are several thousand individual miners accessing the lower Cerro Rico sulphide ores. The miners generally target colluvial/ alluvial deposits called “pallacos”. These deposits were mined on a limited scale during the rainy season by artisanal miners who diverted the run-off and washed the gravel to recover fine cassiterite using crude riffles, screens and jigs. The deposits of reworked material are known as “sucus”. Activity of this sort ceased in 1985 following a fall in tin prices. The sucus were never mined for silver because of the limited technology available to the miners for processing of low-grade silver material. Silver-rich boulder waste piles can still be seen.

      Asarco began evaluation of the pallaco and sucus deposits in 1995 by channel sampling the steep faces that were exposed by placer tin mining. This work identified the Huacajchi deposit as the richest of the six known deposits. Samples from this phase of the work were screened and various size fractions were assayed. This work demonstrated that the cobbles in the gravel contained significantly more silver than the finer matrix material.

      After a year of negotiations, Asarco acquired the Huacajchi property, and in 1996 a reverse-circulation drill program of 35 holes totaling 1,400 m was completed. This drilling roughly defined the volume of the deposit and gave an early indication of the distribution of silver. Given the relatively thin nature of the deposit and the availability of experienced miners in the area, and uncertainties in the reliability of the reverse-circulation drilling, it was decided to sink prospect shafts (“pozos”) as a means of obtaining bulk samples for grade determination and metallurgical test work.

      Hand-excavated shafts were sunk on the sites of 19 of the reverse-circulation drill holes as a test of the effectiveness of reverse-circulation drilling for grade determination. The maximum depth of the shafts was 12 m, and a cubic metre of sample was collected per metre of depth. This work was completed in early 1997. Nominal sample spacing of either reverse-circulation holes or shafts, was 150 metres. Infill shaft sinking on 75 m centers followed. Asarco completed 54 shafts and 35 drillholes at 70 sites within the Huacajchi deposit. Extensive assaying and metallurgical test work was carried out on the samples from the shafts, including screen assay analyses, crushing, grinding and settling tests and cyanide leach tests.

      Asarco also explored the Diablo and Santa Rita pallaco and sucus deposits in 1997 and early 1998. Asarco dug shafts and cut nine channels at Diablo and dug 37 shafts and cut 25 channels at Santa Rita.

      Coeur acquired the property in May, 1999 and began initial evaluation of the property. This evaluation involved preliminary metallurgical testing and a critical analysis of the Asarco data, including a review of sampling protocols. Coeur then initiated its own sampling program. By the end of 2000, Coeur had completed nearly 4000 m of drilling and pozo sampling. The evaluation program continued during 2002 with infill sampling of the pallaco extension areas. A tin assaying program was carried out in 2003 and 2004.

Geological Setting

      The Andean Highlands of Bolivia consist of two regional mountain chains, the Cordillera Occidental and the Cordillera Oriental, separated by the Altiplano, a broad tectonic basin filled with Tertiary continental clastic sedimentary rocks. The Cordillera Occidental is primarily andesitic volcanic rocks and rhyolite ash-flow tuffs. The Cordillera Oriental is underlain by a thick sequence of intensely folded lower Paleozoic marine clastic sedimentary rocks overlain by similarly deformed Cretaceous to lower Tertiary continental sedimentary rocks, undeformed late Tertiary unconsolidated continental sediments and late Oligocene to Pliocene volcanic rocks.

      The Cordillera Oriental hosts most of the metalliferous mineral deposits in Bolivia, including the Bolivian tin belt. The southern portion of the Bolivian tin belt, in which Cerro Rico de Potosi is located, hosts numerous silver-rich polymetallic tin deposits related to small rhyodacite to dacite porphyry domes or shallow-level stocks of early to middle Miocene age. The silver-tin veins mined at Cerro Rico are centered on such a rhyodacitic dome complex.

      Basement rocks at Cerro Rico are predominantly Ordovician to Silurian continental clastic and shallow marine sedimentary rocks and locally Cretaceous continental clastic rocks. Regionally basement rocks are overlain to the west by intermediate volcanic rocks of the Oligocene Agua Dulce formation and to the east by a sequence of rhyolite ash-flow tuffs. Directly beneath Cerro Rico, basement rocks are overlain by a thick sequence of middle Miocene volcanic and volcaniclastic rocks known as the Caracoles formation.

      The rhyodacite dome complex comprising the core of Cerro Rico forms a conical hill rising to an elevation of nearly 5000 metres. It has been referred to as a dome, subvolcanic dome or mushroom-shaped stock. Exposures in mine workings suggest that it is a high-level, single-stage intrusion emplaced along the margin of the maar tuff ring at its contact, with lacustrine sediments filling the crater’s center. The intrusion consists of an upward-flaring dome covering an area 1.2 by 1.7 km at the surface and narrowing to a 100 by 400 m feeder dike at a depth of 700 m below the present day summit. Margins of the intrusion cut Paleozoic sedimentary rocks near vertically at depth, but flare outward and override Caracoles formation rocks at higher levels.

      The Huacajchi tuff is associated with a second dome complex which lies about 2 km to the south-southwest of Cerro Rico. It is centered on Cerro Huacajchi and consists of a small rhyolite dome intruding compositionally equivalent rhyolite ash-flow tuff.

      Most of the historic production at Cerro Rico has come from a northeast-trending, 300 m wide by 1200 m long, zone of closely spaced, en echelon veins cross-cutting the rhyodacite intrusion which forms the crest of Cerro Rico. Significant quantities of tin have also been mined from vein mineralization at depth and from surficial deposits of alluvial/ colluvial detritus eroded from the crest of the mountain. The San Bartolomé Project plan is to recover silver and tin from the surficial deposits and from oxidized waste-rock dumps resulting from historic underground mining operations.

      The three principal deposits, Huacajchi, Santa Rita and Diablo, consist of unconsolidated, but well compacted, gravel pallacos and escombros resulting from mass wasting of exposed bedrock. Pallaco consists of a mixture of mineralized debris derived from either the rhyodacite intrusion forming the core of Cerro Rico or more weakly mineralized wall-rock sediments. The term “escombros” refers to undisturbed talus at the upslope edges of the pallaco deposits. Escombros consist mostly of coarse fragments of well mineralized intrusion and, consequently, has a significantly higher average silver grade. The oxidized waste-rock dumps are a byproduct of underground mining of high-grade silver-tin veins within the core of Cerro Rico. Pallaco and escombros deposits constitute approximately 95% of the mineral resource. The remaining 5% consists of oxidized waste-rock dumps.

      All three primary deposits have wide aerial extents and exhibit characteristics indicative of a complex depositional history involving several overlapping and repeating depositional processes. The majority of the deposits exhibit characteristics indicative of rapid transport and deposition such as in a debris flow environment. However, local, and repeated reworking by alluvial processes is evident. A typical pallaco is reminiscent of glacial till, consisting of an unsorted mixture of cobbles and boulders in a sandy clay matrix. Evidence of bedding, channeling and reworking are common particularly in the center of the deposits. Although the deposits are unconsolidated, they are compacted enough to stand vertically over heights of tens of metres.

      Many areas of pallaco have been worked locally for their tin content. Crude placer mining methods and hand panning were used to extract coarse cassiterite from ‘placer’ horizons within and at the base of these deposits. Fine tailings deposits derived from the tin mining operations are termed ‘sucus’. Larger cobbles and boulders, hand sorted and stacked during the washing operations, are termed ‘troceras’. Trocera deposits, although not extensive, are of economic interest because much of the silver contained in the pallaco deposits is hosted in the coarser size fractions.

Exploration

      Coeur’s exploration activities on the San Bartolomé Project have consisted of a combination of surface-channel trenching, reverse-circulation drilling, Barber drilling (reverse-circulation drilling within a 6 inch diameter casing), and hand-dug pozos. Coeur has also prepared detailed topographical maps covering the property.

      From these samples, Coeur has collected information regarding lithology and alteration, weight percentage of particle size fractions at various screen sizes, moisture content, bulk density, water table location, and silver and tin grade. Coeur’s exploration program was designed principally to define the content of the already identified deposits with a sufficient confidence level to permit the preparation of a resource estimate.

Mineralization

      The silver and tin grade of the three principal deposits is largely controlled by lithology and alteration, provenance of the coarse particles, relative percentage of coarse and fine size fractions, and dilution during deposition.

      Lithology and alteration is particularly relevant to the grades on pallacos. All pallacos exhibit some degree of lithologic heterogeneity, but variance in certain factors can greatly influence the silver and tin grades of the ore. Pallacos with a preponderance of cobbles of silicified rhyodacite generally have a higher silver grade than those containing mostly cobbles of silicified sedimentary rocks. Silicified rhyodacite from within the sheeted-vein zone is generally higher grade than similar rock peripheral to the vein zone.

      Mineralogical and alteration zoning in conjunction with vein type and distribution control the distribution of metal concentrations within the mineralized system. All three of these factors are strongly zoned both vertically and horizontally. Consequently, the silver grades of individual pallaco deposits and zones within each deposit are to a large extent determined by the provenance of the cobbles. Higher-grade pallacos generally occur at higher elevations on the flanks of Cerro Rico or within paleochannels eroded into lower-grade pallaco and later filled with higher-grade, often more rhyodacite-rich pallaco. Much of the silicified rhyodacite within these deposits is derived from the along-strike extensions of the northeast-trending, sheeted-vein zone cutting the crest of Cerro Rico. Alternatively, lower-grade mineralization in the southern part of the Diablo deposit are largely derived from weakly mineralized sedimentary rocks. Although, distribution of silver grade vertically within individual deposits varies significantly, higher-grade pallacos are generally concentrated in the upper portions of most deposits, except in paleochannels where high-grade pallacos may extend to bedrock.

      Generally, the coarser fraction of pallacos contain a higher concentration of silver than does the matrix. Silver grades are also affected by the process of deposition. The further a deposit has been transported from its source, the more diluted the pallaco has typically become. Additional dilution in the lower portions of many of the deposits has resulted from mixing with fragments of the underlying unmineralized bedrock during deposition.

Drilling

      Reverse-circulation drilling was done by a previous owner on the deposits to quickly determine the depth of the pallaco deposits. Most of the drilling was done at Huacajchi with only a few drill holes completed in Santa Rita and Diablo. Sample recovery using this method was found to be inadequate and most of these drill holes were later twinned with hand-dug pozos. The majority of reverse-circulation samples included in the Huacajchi database are of bedrock.

      Coeur completed 150 Barber drill holes during 1999 and 2000 to better define the thickness and run-of-mine grade of the pallaco deposits, particularly in areas with thicknesses deeper than 20 m (Santa Rita and Diablo). The Barber drill utilizes standard reverse-circulation drilling technology within a 6 inch diameter casing. The casing is advanced ahead of the drill bit to insure better sample recovery in unconsolidated material. This method proved to be highly effective in drilling the pallaco deposits.

Sampling and Analysis

      The geologic character of the San Bartolomé ore requires careful sampling to acquire a representative sample. Several techniques have been employed to insure accurate sampling and to adequately define the grade and tonnage of mill feed. All sampling has been done on one metre intervals.

      In addition to drilling by a previous owner and Barber drilling by Manquiri, a large number of pozos, which are 1 metre by 1 metre vertical shafts dug by hand, were dug by a previous owner. Coeur also incorporated this technique into its exploration program, but placed less reliance on the method. Each one metre interval is either collected as a one cubic metre sample (approximately 2 tonnes) or a 30 cm by 30 cm by 1 m channel sample (approximately 200 kg) is taken from one wall of the pozo.

      Coeur collected channel samples where hydraulic mining has exposed near-vertical cliff faces in the pallaco. The samples are 30 cm x 30 cm x 1 m in size. The face is first cleaned by removing loose material and then a channel is cut starting at the base of the cliff. Surface-channel samples are processed using the same methodology as pozo-channel samples.

      Coeur ranked the sampling methods in order of reliability, and used this ranking as a guide in the preparation of resource estimates. The general conclusion is that pozo samples are better than drill samples and that the original Asarco reverse-circulation drill samples are inadequate. Asarco twinned all but three of their reverse-circulation drill holes with pozos. The resource estimate database includes these pozo samples and uses the original reverse-circulation sample assays only when no other data is available. Asarco samples constitute approximately 33% of the data in Coeur’s current database.

      Coeur recognized early on during the infill sampling program that excavation of pozos was too slow and therefore drilling would be required to complete the sampling program in a reasonable amount of time. The Barber drill employs a casing advance system which pushed the casing ahead of the drill bit to provide improved sample recovery and limit contamination. The Barber system averaged between 60 and 70% recovery and allowed most of the holes to be drilled dry.

      In 1999, Coeur prepared a new drill protocol for use with Barber drill samples. This protocol involves collection of drill samples at the drill cyclone discharge. Samples are then split to a minimum 15 kg using a riffle splitter. The sample is then sealed in a plastic bag, weighed, and shipped to an assay laboratory, and at the laboratory the sample is dried overnight at 107 and weighed to determine moisture content.

      Coeur also applied the drill protocol to pozo and channel samples in which the samples are crushed to a  1/4 inch and then riffle split to a minimum 15 kg. The only exception to this process was samples used for metallurgical testing, which were completed prior to the adoption of the Barber drill protocol.

      Asarco initially sent all samples to Cone Geochemical, Lakewood, Colorado for analysis, but later began using Bondar Clegg’s assay laboratory in Oruru, Bolivia due to the difficulty and cost of shipping samples to Colorado. Sufficient duplicate analyses were completed to determine that Bondar Clegg reported low silver assays relative to Cone. Unfortunately, Asarco did not include standard-reference samples with their routine samples. Further analysis by Coeur supported Asarco’s suspicions.

      In 1999 Coeur implemented a set of three site-specific geochemical standards to be used during Coeur’s assaying programs. Coeur selected Cone Geochemical as the primary assay laboratory for the San Bartolomé Project and embarked on re-assaying, with standards and blanks included, as many of the Asarco duplicate assay pulps as were available.

      An assay laboratory protocol was developed in conjunction with development of the drill sampling protocol. All samples collected by Coeur were crushed to 80% passing -1/4 inch prior to initial splitting. A 15 kg sample was taken and immediately sealed in a plastic bag for shipment to Bondar Clegg in Oruro for processing. After drying, the entire 15 kg were crushed to 95% passing 24 mesh. A 1 kg split was taken using a Jones splitter. The 1 kg sample was pulverized to 95% passing 150 mesh. The pulverized material was divided into four splits of 250 g each using a pulp splitter. Standards and blanks were inserted into one set of pulps every twentieth sample and the other three sets were archived. The set of pulps with standards inserted was shipped to Cone Geochemical in Lakewood, Colorado for analysis. Cone assayed each sample using a one-assay ton fire assay with a gravimetric finish.

      Cone Geochemical ceased operations at the end of 2000. At that time, Bondar Clegg’s facility in Oruru had undergone a change in management. Coeur selected approximately 200 assay pulps which had originally been assayed at Cone for re-assay at Bondar Clegg in Oruru. A comparison of the duplicate samples and a check of the standards assays indicated Bondar Clegg could be used as the primary assay laboratory. The same assay preparation and analysis protocol was utilized for samples sent to the Bondar Clegg laboratory. Coeur continued to monitor Bondar Clegg’s performance through insertion of standards and periodic laboratory visits.

      Bondar Clegg was acquired by ALS Chemex during 2003. Samples continue to be prepared at Oruru, but pulps are shipped to the ALS Chemex laboratory in Vancouver, B.C. for analysis. Coeur continues to monitor ALS’s performance through the use of standards.

      Coeur has submitted 792 pulp duplicates that were originally assayed at Cone Geochemical in 2000 to Bondar Clegg, Oruro and Bondar Clegg, Coquimbo for an assay comparison. Coeur has concluded that although a good correlation exists between the sets of analyses, there is a slight bias of less than five percent in favor of Cone. Overall, the level of performance of the original lab is deemed to be acceptable.

Security of Samples

      Coeur implemented a quality assurance and quality control program in 1999. Pursuant to the program, data collected in the field is subjected to several levels of verification prior to being included in the database. First, field geologists locate pozos in the field using detailed topographic maps and complete detailed lithologic logs as the pozos are being excavated. This data is then sent to La Paz where it is checked before being forwarded to Coeur’s Corporate office in Idaho for inclusion in the database. Once included in the database, it is verified a third time to check collar locations and consistency with surrounding data.

Mineral Resources and Mineral Reserves

      The criteria used to categorize the following mineral resource and mineral reserve estimates are those prescribed by the CIM Standards. Economic, metallurgical, environmental, and governmental factors have all been considered. At present there are no issues regarding these factors that would affect the reserve and resource estimates.

Ag Mineral Reserves(1)

(January 1, 2004)

		Ag Ounces	Grade
Category	Tons	Contained	(Oz/ton)

Probable	35,274,000	122,816,000	3.48

Ag Mineral Resources(2)

		Ag Ounces	Grade
Category	Tons	(Contained)	(Oz/ton)

Inferred	238,000	990,080	4.16

(1)	$5.00/ounce silver price assumed, cut-off grade 1.75 ounces per ton, run of mine basis.

(2)	$5.00/ounce silver price assumed, cut-off grade 1.75 ounces per ton, run of mine basis.

     Mineral resources are in addition to mineral reserves. Inferred resources do not have demonstrated economic viability.

      All of the resource models are reported as in situ run-of-mine pallaco. The in situ silver grade is based on nearly 840 individual drill holes, pozos and surface channels from which over 10,000 individual one metre sample intervals were assayed. The silver grade-tonnage model forming the basis of this study utilizes all of this data to estimate the in situ silver resource.

      The geometry of the San Bartolomé pallaco deposits (thinness, vast aerial extent, and steep dip) complicates grade estimation. This problem was approached by spatially transforming composites and the block model prior to grade interpolation. Once interpolation was complete and blocks had been assigned grades, they were retransformed back to their original positions for determination of volume. This methodology eliminates having to adjust search-ellipse orientations to reflect changes in slope dip and allows a larger subset of data to be used in defining variograms.

      Sufficient data density exists to calculate reasonably well behaved variograms for weight percent +8 mesh for Huacajchi and Santa Rita. Consequently, the +8 mesh weight percent estimates for these two deposits are based on interpolated values. Additional 8 mesh sample data has been collected for Diablo and will be incorporated into the next resource-estimation update. Until then, the Diablo +8 mesh weight percentages and all +8 mesh silver grades are based on regression-equation estimates.

      A slightly different approach was taken for calculating +8 mesh silver grades and weight percentages at Diablo. The silver grade of the -8 mesh fraction was calculated first and then the grade of the +8 mesh fraction was calculated by subtracting the tonnage-weighted contained silver in the -8 mesh fraction from the tonnage-weighted contained silver in the run-of-mine sample. This method allows a more accurate mass balance and avoids situations where the total silver contained in the + and -8 mesh fractions exceeds that contained in the run-of-mine sample.

      Variography was done on all three variables (run-of-mine Ag, wt.% plus 8 mesh and run-of-mine Sn) by deposit and by domain within each deposit. In general the data sets subdivided by domain were too restrictive for easily interpretable variograms. Consequently directional variograms were run for all domains combined within each deposit.

      In general the variograms for run-of-mine Ag and plus 8 mesh fraction are fairly well structured and amenable to model fitting with a low relative nugget effect. The Sn data, due primarily to the very low pair numbers, was more difficult to interpret.

      Irregularities in topography between sample locations are significant in most areas, and severe in many. Consequently, where down-slope topography is convex (in a valley, for example), the total volume will tend to be underestimated. Where the down-slope topography is concave (on a hill), the total volume will tend to be overestimated. For these deposits, the overall tendency is convex, from steep upper slopes to more gradual slopes near the base of the mountain.

      Given the reasonable geologic interpretation that the unconsolidated material is generally draped over the underlying bedrock, and hence the underlying surfaces should bear a relationship with topography, the approach was to produce interpolated estimates of the down-hole distance from topography to each of the surfaces. The elevations of the surfaces were then defined by subtracting this interpolated distance from the topographic surface.

      This interpretation accounts for the majority of the areas (particularly areas of thin deposits), but does not always adequately define channels and depressions in bedrock which have been filled with debris, resulting in relatively gentle surface topography above more dramatic bedrock topography. Fortunately, in most areas where this occurs there is sufficient sample density to adequately define both surfaces independently.

      By taking this approach, a much greater consistency in the relationship between topography and the underlying surfaces was established, and the underlying surfaces are forced to follow undulations in topography. This is particularly important where the detritus is thin, and topographic undulations between boreholes can easily exceed the thickness from surface to bedrock. In addition to the above, this approach also precludes the possibility of lower surfaces crossing above upper ones.

      The surface values were estimated to grids with a cell size of 4 metres by 4 metres using inverse distance to the power of 1. In the few instances (35 in Huacajchi, 54 in Santa Rita, 28 in Diablo) where bore holes bottomed in pallaco, the lower two surfaces were not established. The modeled surfaces for the base of the pallaco, and top of bedrock were then checked against the total depth of the hole. Where these were found to be above the total depth of the hole, dummy values for these surfaces were established at the total depth value, thus establishing a minimum pallaco thickness at these points.

      Where deposit outlines were defined by domain boundaries, or where bedrock outcrops had been mapped, the surfaces were forced up to converge with topography. Where this convergence resulted in unusually or unnaturally steep inclines, unsupported by bore hole data, the surfaces were “feathered” up to effect a more gradual transition.

      This feathering was done by digitizing a series of four nested polygons around the domain boundaries and bedrock islands, with consideration of nearby borehole data, and within the deposit outlines. A percentage factor was then applied to the interpolated difference values in 20% increments.

      In addition, for controlling the surfaces at the domain boundaries, dummy borehole data of zero thickness was inserted outside the domain boundaries in an array that corresponded to the average drill hole spacing. The areas affected were still feathered as indicated by the thickness contours.

      The approach taken honors the data as drilled, and applies a geologic interpretation in feathering the surfaces up to outcrop, but the nature of the actual surfaces in the upper reaches is still largely untested and should be further investigated. The resulting surfaces are presented as fairly smooth, however, examination of the boreholes suggests that the surfaces may be very irregular or channeled.

Exploration and Development

      Manquiri completed an initial pre-feasibility study on the project in 2000 and is in the process preparing the new feasibility study and mine plan.

      Manquiri intends to mine pallaco (including escombros) ore and oxide-waste dump ore (Plahipo dumps) from the San Bartolomé Project. The pallaco/ escombros ore can be further subdivided into two categories based on how the ore will be processed. The majority of the pallaco ore (approximately 75% of the undiluted resource) will be wet screened at 8 mesh prior to milling the +8 mesh fraction. The remaining ore and the oxide-waste dumps will be milled “whole ore”.

      A significant amount of testwork has been done on ore recovered from Cerro Rico over a number of years, including that done by earlier project owners. On average about 70% of the contained silver is recoverable through cyanide leaching. The other 30% is contained in refractory iron compounds or is silica encapsulated. It was also found that a significant increase of the silver grades was possible by eliminating the minus 2.4 mm faction. Consequently a wet scrubbing stage was added at the front end of the plant followed by a wet screen to separate the minus 2.4 mm (8 mesh) from the ore stream. It was also noted that leach recoveries for the fine fraction, ground to 74 microns (200 mesh), yielded extractions generally less than 50% of the extraction for the plus 2.4 mm fraction.

      All leaching testwork was conducted at 40% solids. Leaching extraction continues, for some tests, to 96 hours. However, considering the capital and operating cost of additional leach capacity, the optimum leach time for all ores is between 48 and 72 hours. Coeur anticipates that the leach time selected for plant design will be 60 hours.

      Coeur’s current exploration activities are dedicated to expanding the resources identified to date so that they may be added to the feasibility study in progress. In this regard, Coeur is conducting a sampling and assaying program on the waste dumps to upgrade some or all of the resource estimation to the indicated category.

      Coeur leases mining rights from COMIBOL covering the San Miguel oxide tailings. Preliminary evaluations indicate that the San Miguel oxide tailings contain silver and tin resources. Coeur is considering a work program to determine the economic viability of the mineralization on that deposit.

      Small scale underground mining operations have deposited an estimated 1.2 million tonnes of sulfide and 1.5 million tonnes of oxide dumps on the slopes of Cerro Rico. They lie on both bedrock and pallaco. The sulfide dumps are of no interest to Coeur and are considered overburden. An agreement in principle has been reached with COMIBOL whereby Coeur will remove those sulfide dumps necessary to allow mining of the pallaco deposits and deposit them in the San Bartolomé project tailings facility. COMIBOL will credit the cost of this operation against future royalties due to COMIBOL.

KENSINGTON PROJECT, ALASKA

Property Description and Location

      Coeur holds its interest in the Kensington Project through its wholly-owned subsidiary, Coeur Alaska Inc. (“Coeur Alaska”). The Kensington Project consists of two groups of contiguous mining claims, referred to as the Kensington Property and the Jualin Property, respectively located in the Berners Bay Mining District. Although Coeur Alaska has held an interest in the property since 1987, it has not previously developed the property due to project economics. In 2004, Coeur adopted a new development proposal which targets high-grade resources. Combined with improved gold prices, this new development proposal has greatly improved the property’s economic potential. Coeur Alaska recently completed a feasibility study, and is now preparing for the development of mining facilities.

      The Kensington Property includes 51 patented lode claims covering approximately 760 acres, 369 federal unpatented lode claims covering approximately 5,100 acres, and seven State of Alaska unpatented lode claims covering approximately 110 acres. Forty-nine of the patented lode claims are held through a lease-purchase agreement with the Kensington Trust. The other two patented lode claims are held through an option to purchase with no royalties. The principal mineral deposits of the Kensington Property are located on land covered by patented lode claims.

      The Jualin Property consists of 21 patented lode claims covering approximately 360 acres, 468 federal unpatented lode claims covering approximately 7,810 acres, and 20 State of Alaska unpatented lode claims covering 260 acres. Coeur Alaska holds the Jualin Property under a 20-year mining lease with Hyak Mining Company (“Hyak”) of Juneau, Alaska, which expires in May 2007. Coeur Alaska has an option to extend the mining lease, subject to certain payment and other conditions.

      In the agreement between Coeur Alaska and Hyak, Coeur Alaska is obligated to undertake an annual work program consisting of exploration and development activities on the Jualin Property. Coeur Alaska has met this obligation in each prior year, and is currently in the process of carrying out work on the Jualin Property sufficient to meet this obligation to Hyak for 2004.

      Coeur Alaska is subject to mining license taxes at 7% per annum. The tax is calculated on net income less $100,000 per annum, but the company will be exempt from taxes for 3 1/2 years after the start of production. Coeur Alaska must pay an annual 3% production royalty on net income payable starting in the first year of production to the State of Alaska.

      Coeur Alaska holds the permits necessary to conduct exploration work on the Kensington Gold Project. Applications for the federal permits needed to develop the Kensington Project have been submitted and are currently under review. These include an environmental permit relating to the discharge of material into waterways, a permit allowing the deposit tailings in a lake and potential obstruction of navigable waterways under United States environmental laws, a Clean Air Act review and endangered species consultations.

      Applications for the permits required under the laws of the State of Alaska for development of the Kensington Project have been submitted and are currently being processed on schedule. These permits include tailings deposit permits, solid waste permits and several additional water related and environmental permits.

      Coeur Alaska previously conducted an environmental impact assessment, and prepared a supplementary assessment for its new mine development plan. Current environmental liabilities associated with the Kensington and Jualin properties are minimal since no recent surface disturbance or construction activities have occurred at either site. Coeur Alaska personnel have been sampling water discharging from the existing Kensington underground workings, and an existing water treatment plant is on standby, ready to become reactivated upon resumption of underground activity.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

      The Kensington Project is located within the Berners Bay Mining District, approximately 45 miles northwest of Juneau, Alaska along the eastern shore of Lynn Canal, north of its confluence with Berners Bay.

      The project area lies at the southern terminus of the Kakuhan Range where it merges with the Coast Range Mountains. The terrain is generally rugged within the project area, extending from sea level to over 5000 ft. in elevation. Topographic relief ranges from moderate near sea level to rugged at the base of Lions Head Mountain.

      The climate in the project area is maritime with a mean annual precipitation of about 58 inches at the lower mine elevations. Annual snowfall varies from a few feet at sea level to greater than 10 feet at the

2050 level portal. Snow removal equipment is required to keep site roads open during winter months, but there are no seasonal restrictions anticipated for operations.

      Access to the Kensington and Jualin Properties is by helicopter, float plane or boat from Juneau. Access to existing mine workings on the Kensington Property is by three miles of all-weather gravel road from Comet Beach. The Jualin property is accessed by boat from the north end of a public road at Echo Cove on the south side of Berners Bay to a landing on the north side of Berners Bay, then five miles by an all-weather gravel road to the Jualin camp. Heavy equipment and supplies are brought to both camps directly from Juneau by barge. The entire project site is heavily forested.

      Juneau provides the majority of services required to support planned operations, with other nearby communities including Haines and Skagway adding to the potential employment base. The area has a long mining history and there are also active mines in the area from which Coeur Alaska can realize vendor synergies and have access to local, skilled miners. The Alaska Marine Highway is the primary form of transportation between the three communities, although dedicated ferries would be needed to transport mine employees to and from the Kensington Gold Project.

      Power for the existing and future activities of the project is supplied by diesel generators. Process water will be secured by water rights to Johnson Creek and by recirculating process water discharged into the tailings treatment facility. Potable water is supplied from the same Johnson Creek source and treated as required, making it safe for human consumption. An on-site sewage treatment plant will need to be constructed to handle wastes generated on site if, as and when the employment base of the project expands to a development and mining stage.

      The established infrastructure of the Kensington Project includes a personnel camp, maintenance facilities, and lay-down area at Comet Beach, development drifts, a haulage drift and exploration drift and a grade ramp on the Kensington deposit and a lay-down area and inactive personnel camp at Jualin.

      Coeur Alaska has identified potential locations for tailings storage, waste disposal and processing plants, although such sites are subject to environmental permitting and further mine planning.

History

      The first recorded gold production from what would become the Berners Bay mining district came from the Northern Lights claim on the Johnson vein in 1887. By the early 1900s, numerous other gold-bearing quartz veins had been discovered and mined. Intermittent production continued until the late 1920s when organized mining of the Jualin mine ceased. Attempts were made to revive the Kensington and Jualin mines during the 1930s with little success, and the district became inactive by the beginning of World War II.

      Recorded production from the district is estimated at nearly 137,000 tons containing about 61,000 ounces of gold. Most of this came from the Comet and Jualin mines, which produced 22,500 and 36,000 ounces of gold, respectively. The Kensington mine produced approximately 2,600 ounces. Average grades ranged from 0.3 oz/t for Kensington to 0.6 oz/t for Comet and Jualin.

      The Kensington mine was acquired by Alan Wright in the early 1960s and optioned to Homestake Mining Co. for the 1980 field season. It was then optioned to Placid Oil Company from late 1980 through 1985. Placid Oil Company completed 13,626 ft. of core drilling on the Kensington deposit and an additional 14,076 ft. on other vein targets. Their efforts resulted in identification of significant gold mineralization in the upper levels of the Kensington deposit.

      Coeur Alaska acquired the Kensington Property from Placid Oil Company in 1987 and formed a joint venture with Echo Bay Mines Ltd (“Echo Bay”). The joint venture, with Echo Bay as operator, brought the project to a feasibility study level by 1993. The project was then placed on care and maintenance due to declining gold prices.

      Coeur Alaska acquired total control of the Kensington Property in July 1995 by purchasing Echo Bay’s 50% interest. By 1997, Coeur had redefined the project, prepared another feasibility study and completed permitting. The project, as defined by the 1997 development plan, required a minimum average gold price of $416 per ounce over the life of the mine. Gold prices continued to decline, however, making the project economically unattractive.

      Coeur undertook an extensive exploration program in 1998 to define additional resources directly adjacent to the main deposits and this substantially increased the gold resource base. However, the increased gold base was insufficient to overcome further declines in the price of gold. Efforts since 1998 have been focused on optimizing project economics and modifying the project development plan to reduce capital and operating costs.

      Exploration interest in Jualin was renewed in 1978 when Hyak located claims covering the core of the vein system. Hyak leased and optioned the property to other mining companies throughout the 1980s, during which time extensive geological mapping, drilling and related exploration work was conducted. In 1987 Hyak leased the property under a 20 year lease to International Curator Resources (“Curator”).

      In 1993, Coeur Alaska entered into an earn-in agreement with Curator giving it the right to earn a two-thirds interest in the Jualin Property lease.

      Coeur acquired a 100% interest in the Jualin Property lease from Curator in 1994.

Geological Setting

      The Berners Bay mining district is located at the northern end of the Juneau Gold Belt, a 120 mile long, and 10 mile wide structural zone hosting the A-J, Treadwell, and Kensington deposits. The Berners Bay deposits are somewhat unique in the Juneau Gold Belt because of the presence of significant amounts of tellurides in the mineralization and local high-grade nature.

      The Berners Bay mining district is underlain by Triassic mafic metavolcanic rocks to the northeast and Cretaceous pelitic sediments to the southwest. The contact between these two stratigraphic units has been intruded by a Cretaceous stock, termed Jualin diorite. Two regional, northwest-trending shear zones, the Gastineau and Kensington shear zones, pass through and control the structural fabric of the district. The Jualin stock, measuring approximately 5 miles by 3 miles, is elongated roughly parallel to the regional structural fabric. Regional deformation and, more specifically, shearing associated with the Kensington shear zone controlled the emplacement of gold-bearing, mesothermal quartz-carbonate veins within the district.

      The Kensington Project contains gold-bearing quartz-carbonate vein deposits which have been divided into five groups based on their structural affinity: (i) large-scale, “ladder-vein” dilation zones, (ii) shear-hosted dilation zones, (iii) shear-hosted quartz veins, (iv) extensional veins, and (v) sigmoid loops with shear-hosted fissure veins.

      The first two zones appear to host the majority of the gold mineralization. The latter three zones host smaller, less continuous fissure veins, but many of these veins contain significantly higher gold grades.

      The structural geology which forms the basis of geologic models employed on the project is well understood and documented. Investigation and exploration of these deposit types is currently focused on infill drilling and defining the extents of known mineralization. Due to the high degree of variability in gold grades, infill and definition drilling is required in many areas to upgrade some or all of existing inferred resources to the indicated category.

Exploration

      The mineralized zones in the Berners Bay district present two primary types of exploration targets. The first type consists of moderate-grade, large-tonnage deposits occurring as quartz-vein swarms hosted in dilation zones between major through-going shear zones (Kensington zones, Eureka, Elmira, and possibly the Empire and DZ prospects). The second type consists of smaller-tonnage, higher-grade targets hosted in discreet veins or groups of veins in or directly adjacent to major through-going shear structures (Jualin, Horrible, Comet, Johnson, Big Lakes-Yankee, Ivanhoe, Hope, Bear, Seward-Thomas).

      Significant progress has been made toward understanding the geologic history and structural setting of the known deposits. Definition of their association with specific, traceable structural zones and the structural settings localizing mineralization along these trends has helped to define prospective areas warranting further investigation. Structural studies completed by Coeur have identified three generalized district-scale structural trends defined by geologic mapping, aerial-photographic lineaments, and known mineral occurrences. These trends have not been tested by drilling.

      The Comet Shear Zone is a composite structural zone which includes the Comet fault, Jualin shear zone, and ancillary shear zones. This structural zone hosts the Jualin, Comet, Bear, and Ophir vein systems. The Orval Shear Zone is a composite structural zone extending from the Berners Tunnel area in the south and juxtaposing Jualin diorite against metavolcanic rocks in the Horrible vein area to the north. It represents one of the major structures controlling the Kensington, Eureka, and Northern Belle zones. The Lion’s Head Shear Zone is a composite structural zone extending from the Berners River in the south through Lion’s Head Mountain to the north. This zone appears to control the location of the Big Lake-Yankee, Babcock, DZ, Gold King, Johnson, and Elmira deposits. It also forms the other major controlling structure for the Kensington, Eureka, and Northern Belle zones. A subsidiary shear between this zone and the Orval Shear zone apparently controls emplacement of the Horrible vein.

      In addition to unexplored or poorly-explored areas along favorable trends, exploration efforts have identified extensions of known mineralized zones, which provide opportunities for expanding the Project’s resource inventory. In particular, the Jualin vein system presents an intriguing target. Historic production records and recent exploration drilling demonstrates that it contains significant zones of gold mineralization. In addition, exploration drilling has traced the vein system 1000 ft. down-dip with no indication that the veins diminish below this depth. The presence of the #4 vein, not exposed on the surface and undiscovered during historic development, suggests that other similar undiscovered veins are likely to be present. Coeur believes further exploration will significantly expand the known resource.

      The ore shoot containing the Horrible resource is open both up and down dip. Additional drilling is likely to expand the current resource inventory. The Elmira zone represents an extensive mineralized system only partially explored. Further exploration drilling may be warranted. The historic Comet mine and adjacent Seward and Thomas (Cumberland) prospects have received only limited exploration attention. Their location along the highly prospective Comet Shear Zone warrants further investigation.

      Coeur’s exploration activities since acquiring the Kensington property have resulted in a sample database comprised of 40,720 records derived from 545 diamond drill holes, including close-spaced vertical and inclined holes. This database has been utilized, verified, and updated by Coeur personnel and independent consultants repeatedly over the past 10 years, and Coeur has no reason to doubt the reliability and veracity of the exploration programs conducted and results obtained from those programs.

Mineralization

      The gold from the Kensington Project occurs primarily in intimate association (inclusions or sub microscopic) with the pyrite. The major gold species is a gold telluride, which shows a typical particle size of 20 microns to 3 mesh. Maximum particle sizes observed are up to 50 microns and the minimum particle size is sub microscopic (less than a micron). It is very likely that the gold telluride is either calaverite or the mineral montbrayite. The gold concentrations are always higher than the tellurium.

      The Kensington zones in aggregate consists of seven mineralized bodies termed Zones 10, 20, 30, 41, 44, 45, and 50. They are localized between and along several northwest-trending, district-scale shear zones comprising the Kensington shear zone. The deposits are bounded on the north by contact with metavolcanic rocks and on the south by a major northwest-trending shear zone.

      Individual deposits are hosted in either large swarms of discontinuous quartz-carbonate-pyrite veins in biaxial sets within dilation zones formed between right-lateral reverse conjugate faults or smaller, more massive vein zones formed in localized dilations along individual shear zones. Large dilations typically have a tabular to sigmoidal shape and grade outward into unmineralized diorite. Vein swarms are typically continuous across the entire width of individual zones, but locally contain narrow zones of poorly mineralized host rock. Multiple stages of vein mineralization are indicated with gold being primarily associated with a “third-stage” of quartz-calcite-pyrite veins. Vein mineralization is characterized by gold and gold-silver tellurides with minor associated native gold. Most of the gold is contained in calaverite which occurs in association with native gold as inclusions in and interstitial to pyrite grains and in microfractures in pyrite.

      The Eureka deposit is exposed in the 2050 level adit approximately 600 ft. west of Zone 30. It is a single large shear-hosted dilation zone with a similar strike and dip to Zone 30. Although the structural zone is extensive, it is poorly mineralized overall. Quartz veining is more discontinuous and often interrupted by zones of barren diorite. Drilling has defined a narrow zone of more consistent veining and higher gold values measuring approximately 600 ft. long and centered on the 2050 level adit.

      The Elmira deposit is hosted in a broad shear-hosted dilation zone approximately 2,500 ft. east of Zone 10. Drilling from the end of the 850 level adit intersected mineralization over a 40 to 50 ft. thickness, which averaged 0.12 oz/ton gold and contained individual drill-hole intervals exceeding 1.0 oz/ton. Drilling by Coeur Alaska in 1998 intersected an extensive mineralized structure between the 800 ft. and 2,400 ft. elevations extending from the metavolcanic contact southward approximately 800 ft. It remains open up-dip and to the south. The mineralized zone averages in excess of 100 ft. in width and consists of gold-bearing quartz-carbonate veins developed in an extensive dilation zone associated with the Elmira shear. Zones of ore-grade mineralization are relatively narrow, ranging from 10 ft. to 20 ft. and are limited to above the 1,400 ft. elevation.

      Mineralization in the Jualin mine area is hosted in sheared Jualin diorite adjacent to its contact with metasedimentary rocks to the southwest. Several stages of mineralization have been recognized, two of which are of economic significance. The most significant are large, high-grade quartz-carbonate veins often containing multi-ounce per ton gold concentrations. High-grade ore shoots along three of these veins were mined from the surface to a depth of about 300 ft. where mining was halted due to high water flow. Average grades were in the 0.5 to 0.6 oz/t gold range. A fourth vein, is not exposed on the surface and was not intersected during historic mining activities. The average grade of the #4 vein, based on uncapped drill-core assays, is estimated to exceed 1.0 oz/t gold.

      The Jualin veins strike northwest, parallel to the regional structural grain, and dip steeply to the northeast (average 70 degrees). Widths range from 2 ft. to 20 ft., and individual veins have been traced down-dip in excess of 1000 ft. They are shear-hosted extensional veins which appear to be localized between the metasediment contact and one or more district-scale shear zones. The area of known mineralization is about 500 ft. wide and extends at least 1000 ft. along strike.

      A second style of vein mineralization of potential economic significance consists of zones of abundant low-angle, quartz-filled extension fractures between and adjacent to major shear-hosted veins. Many of these zones have been intersected in drill holes, most range from 20 ft. to 50 ft. in width, and rarely extend more than 100 ft. along strike or down dip. Gold grades typically average less than 0.06 oz/t.

      Mineralization consists of quartz-carbonate (iron-rich dolomite) veins and veinlets containing pyrite, chalcopyrite, galena, sphalerite, molybdenite, hessite, petzite, sylvanite, and native gold. Trace amounts of base-metal sulfides in white quartz generally indicates gold grades in excess of 0.50 oz/t.

      A further deposit on the Jualin Property is the Empire zone, which has been variably described as a Treadwell-style mineralized dike or a Kensington-style dilation zone. It is similar to the quartz-filled extension-fracture style of mineralization previously described. The major difference is that the Empire zone is more extensive, possibly averaging 50 ft. wide and 1000 ft. long and better mineralized, averaging in the 0.10 ounce per ton range. The mineralization not only consists of quartz-carbonate veinlets but also of more pervasive albitization and silicification containing gold.

Drilling

      Resource estimates of the Kensington zones are based on core-drill assays supplemented with local sampling of underground development workings. Pre-Kensington Venture diamond drilling by Placid Oil, totalling 13,626 ft. was restricted to defining Zone 30 mineralization from the 2050 level. Placid also completed an additional 14,076 ft. of diamond drilling into other targets in the Sherman Creek basin (Johnson, Bear, Elmira). Between 1989 and 1993, the Kensington Venture (Coeur and Echo Bay) completed another 468 diamond drill holes totalling over 285,000 ft.

      Coeur Alaska drilled an additional 76 diamond drill holes totalling over 57,000 ft. in 1998. Core sizes ranged from BQ to NQ, with the majority being NQ-sized core. All drill-hole collars have been surveyed and tied to the mine grid. Down-hole surveys have been taken for most holes using a Reflex Fotobor or Maxibor. Mineralized intercepts cut by drilling have been converted to true thicknesses where discrete vein structures permit and used to define zones of mineralization where the control of mineralization is by vein swarms and clusters of variable and complex orientations. This work has been verified and constrained by geologic mapping and sampling of the nearly 27,000 feet of underground development on the property.

Sampling and Analysis

      Since Coeur started the Kensington Venture program in 1987, all drill core has been logged in detail, photographed, and mineralized intervals analyzed using whole-core, one-assay ton fire assays on intervals ranging from 2 ft. to 5 ft. Over 342,000 feet of core, most from underground drilling sites, have been sampled and assayed.

      All core is photographed. Sample lengths of 2, 3, 4 and 5 feet are marked on the core, based on mineralization geometry and geological features. Core recovery over each sample interval is noted. Peripheral to visible vein features, core is sampled a minimum of 10 feet and up to 30 feet on either side of the vein. All core is bagged and labelled with unique composite sample number denoting the target, the drill hole number and sequential ample number. All numbers are recorded on the drill log.

      Quality control procedures included routine check assays of original pulps, check assays of duplicate pulps from coarse rejects, and use of geochemical blanks to determine contamination during sample preparation. Metallic-screen analysis has also been performed to check for coarse gold. Reproducibility of high-grade samples has been checked using cyanide-soluble gold assays. Coeur Alaska uses independent laboratories to prepare and assay all samples.

      In 2003, Coeur Alaska retained an independent consultant to review drill hole information and assay results and construct a geologic model of the Kensington Gold Project. The consultant inspected data used during prior estimates and the Gemcom database to confirm that the geological and assay data was identical to that used by a previous independent consultant in 2000. The sample data (40,720 records) was derived from 545 diamond drill holes, including close-spaced vertical and inclined holes. This process identified no errors in the header, survey or assay tables and that the descriptive statistics of the raw drill hole gold assays in the Gemcom database matched those of the previous consultant. Validation checks of the drill hole paths and geological interpretations were made using Gemcom’s 3D visualization tools. The database integrity was found to be high and in agreement with the diagrams from the supplied reports.

      The consultant did not review the data from first principles and its review was, therefore, reliant on the accuracy of assays, surveys and geological observations either taken by, or compiled by Coeur and its suppliers and consultants in the period from 1993 to 1998.

      Coeur’s qualified person in respect of the Kensington Project is Donald Birak, Coeur’s Senior Vice-President of Exploration. Mr. Birak has not personally verified the integrity of the Kensington database but has relied upon Coeur geologists to do so. All aspects of the current reserve and resource estimates were personally supervised and verified by Coeur geologists who work with Mr. Birak in the Corporate Technical Services Department of Coeur.

      Similarly, Mr. Birak has not personally supervised, verified, or administered exploration programs and associated sampling protocols. Mr. Birak has, however, been heavily involved with the Kensington Project since January 2004 and has reviewed over 10 years worth of work completed by others and the current feasibility study in its entirety.

Security of Samples

      Quality control procedures included routine check assays of original pulps, check assays of duplicate pulps from coarse rejects, and use of geochemical blanks to determine contamination during sample preparation. Metallic-screen analysis has also been preformed to check for coarse gold. Reproducibility of high-grade samples has been checked using cyanide-soluble gold assays. External reviews of the Kensington drill sample quality control program found only isolated incidents of sample contamination and assay reproducibility on check assay runs was excellent.

Mineral Resources and Mineral Reserves

      Coeur has conducted considerable exploration that includes 26,760 feet of underground development and 342,300 feet of core drilling. All of the sampling, drilling and other geological work has been digitized to enable detailed modeling of Kensington.

      This data has been used to build a geologic model and prepared updated reserves based on a new mine plan targeting the highest sustainable grade possible at a rate of 1,250 tons per day. The resources and reserves have been estimated and classified in accordance with CIM Standards.

Mineral Reserves(1)

(June 15, 2004)

		Au	Au
Category	Tons	(Oz/ton)	Oz

Probable	4,206,000	0.250	1,050,000

Mineral Resources(2)

(June 15, 2004)

		Au	Au
Category	Tons	(Oz/ton)	Oz

Indicated	617,000	0.436	269,000
Inferred	2,499,000	0.234	584,000

(1)	Based on a 0.16 oz/t cut-off grade and an assumed gold price of $375 per oz.

(2)	Based on a 0.12 oz/t cut-off grade and an assumed gold price of $375 per oz.

     Mineral resources are in addition to mineral reserves. Inferred resources do not have demonstrated economic viability.

      In 2003 the existing resource estimation block model was reviewed to determine its suitability for use in mine engineering studies for a high-grade scenario. Following this desk-top review it was decided to update the model.

      Earlier resource estimates were reliable for bulk-mining at lower grade cutoffs but not for medium to long-term mine planning of a high-grade extraction. Therefore, a new resource model was generated by conditional simulation (“CS”). The CS model is intended to reproduce the small scale grade variability that is expected to be encountered in a high-grade mining scenario.

      Results of the CS model confirmed previous estimates of gold content at Kensington, and also provides evidence of discernable trends of higher-grade ores within the Kensington zones geologic envelope.

      In the case of Zones 10 to 50, a total of 25 simulations were run using the sequential indicator method. The median result for each Zone was selected and then reblocked into cells with dimensions of 10 ft by 30 ft by 10 ft.

      Prior to reblocking, the distribution of the simulations was compared with the conditioning composite grades to determine that the original distribution was reproduced. In all cases it was necessary to fine tune the CS parameter files so that the distributions were reproduced appropriately.

      The patterns of grade continuity at Zone 10 were investigated by variography and then applied to the other Zones. The vein orientations from structural mapping were used to control the variogram parameters. It was possible to describe the complex pattern of vein orientations by investigating the orientation and ranges of continuity over a series of grade indicators that represent the full distribution within the Zone. Spherical models were fitted to the experimental variograms. At low grades, the ranges of grade continuity are in excess of several hundreds of feet, and the orientation of the continuity model is consistent with the overall orientation of Zone 10. At higher grades the orientations rotate and the grade continuity ranges are substantially reduced to 15 ft. The upper and lower tails of the grade distribution were also independently modeled.

      Identification of Indicated blocks in Zone 10 was achieved by the selection of blocks that satisfied the following criteria: within a range of 200 ft x 200 ft x 45 ft, informed by more than 6 composites, kriging variance was less than 0.5, and probability above cutoff exceeded 0.3. In this way the low confidence blocks (Inferred) were partitioned from the higher confidence blocks (Indicated).

      A traditional estimation approach was undertaken for the Horrible and Eureka veins, using the Ordinary Kriged method with grade capping to reduce the impact of high grades. At Horrible the maximum grade value of composites is 12 oz/t of gold. The samples were ranked and a disintegration analysis of the distribution was conducted. This indicated a disintegration point at the 96th percentile and the corresponding grade of 0.975 oz/t of gold was selected as the grade cap. A similar exercise was applied to the small data set for Eureka where the maximum grade is 0.88 oz/t of gold. A grade cap of 0.3 oz/t of gold was determined and this represents the 88th percentile.

      The low level of vein data means that it is difficult to describe conditions of grade continuity. The close spaced channel data from Horrible was therefore used to derive a relative nugget of 0.60 and the short range variability for both Horrible and Eureka, as both veins are geologically similar. The dimensions of each vein wireframe were used to adjust the ranges of maximum grade continuity and thus define the search ellipse.

      A classification scheme was adopted at Horrible, whereby only the volume that lies within 60 ft of the development is classified as Indicated. At Eureka only those blocks informed by 2 or more samples were considered to be Indicated status. All other blocks that remained within the primary search volume were classified as Inferred.

      Coeur has not identified any issues in terms of environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant issues that could materially affect the aforementioned estimates of mineral resources and reserves.

      Regarding the marketing of Kensington product, Coeur’s representatives had discussions in 2004 with smelting and refining companies that resulted in several of these companies expressing interest in the type of concentrate Kensington will produce. Preliminary transportation, smelting, and refining terms are already under consideration.

Mineral Processing and Metallurgical Testing

      Metallurgical test work on the Kensington Project has been conducted at the facilities of five separate independent consultants over the past sixteen years. The testing has included several different flotation and cyanidation tests, gravity separation and regrind tests.

      In 1999, Coeur produced a compilation of all the metallurgical test work that had been performed on the Kensington ore body. In 2003 a re-evaluation of the ore block model led Coeur to believe that the ore body could be mined at higher grades, albeit at lower production rates.

      Previous testing had not been successful in achieving high gold extraction with fine grinding followed by cyanide leaching. However, in recent tests in 2000 using an ultra fine grind, pre-aeration, and high lime and sodium cyanide dosages, with lead nitrate, provided acceptable extractions. This program also incorporated a gravity concentration step before flotation to produce concentrates for the leach test program.

      Gold recoveries in the 2000 program were generally in excess of 90%. A compilation of bench-scale flotation tests produced an algorithm which demonstrates that at a 0.25 oz./t head grade, gold recoveries were approximately 97% for the ore samples treated. These test results reveal that rougher concentrate grades in excess of 3 oz./t of gold per ton of concentrate are available for the samples tested.

      The sample for the 2000 program was prepared from ore samples developed from the 1,300, 1,100, and 850 foot levels, along with internal low-grade material from the 850 level of the Kensington mine. A composite was prepared by blending these samples to produce a head grade of 0.22 oz gold per ton of ore.

      Samples for the flotation test program were prepared by rod milling to minimize over grinding of the primary gold mineral calaverite. Ground slurries were then tabled to produce a gravity concentrate with the gravity tailings going to flotation. A series of locked cycle tests were run to determine the amount of regrinding required to maximize final concentrate grades and to minimize gold losses due to over grinding. Finally, using the procedure described above as a basis, an optimized lock cycle test program was performed.

      This program resulted in an average gold recovery of 94% (combined gravity table plus cleaner flotation concentrates). The final concentrate was 3.8 oz./t of gold. Sulphur recoveries followed the gold recoveries very closely. The reported results could possibly have been improved by longer flotation times in the rougher and cleaner circuit, to improve gold losses from finely ground calaverite reporting to the rougher scavenger tailings. This should be confirmed if additional test work is performed. Higher gold concentrate grades also appear to be available by utilizing lime in the cleaner circuit and increasing the fineness of grind.

      Coarse free milling gold is persistent in all of the test programs and it was again present in the 2000 program. Although it generally makes up relatively small percentages (about 2%), the use of gravity concentration to recover this gold is considered an integral part of future flowsheet development.

      Additional test work indicates that an overall theoretical gold recovery of 94% to 95% for the Kensington flotation concentrate appears to be available with the concentrate fine grind and leach circuit, and a gold recovery circuit.

      In a 2000 engineering study, it was recommended that an additional test work program (lock-cycle) on representative Kensington material with gold grades around 0.25 oz/ton be performed. This program would also use gravity separation before flotation. Although the program achieved gold recoveries of 93.4% to final concentrate, at a final concentrate grade of 3.83 oz/t, the test program did not use the longer flotation retention times in the rougher/scavenger and cleaner flotation steps that have been used in previous test programs. The longer flotation retention times have demonstrated higher gold recoveries in the rougher/ scavenger and in the cleaner flotation steps. Incorporation of these adjustments could increase both gold extractions and final concentrate grades.

      Coeur has had a model flotation developed circuit that might be able to meet the stated goals for a higher grade concentrate, which incorporates a second cleaning step. This flotation circuit forms the basis of the processing circuit for the current feasibility study.

      An independent contractor is currently conducting a new metallurgical program, but the results are not yet available.

Feasibility Study

      In June 2004, an independent feasibility study (the “Kensington Feasibility Study”) was completed for the development of the Kensington Project.

      The primary mining method recommended was longhole open stoping with drift and fill mining in the flat-lying, higher-grade zone 41. In some areas stopes will consist of initial sill development followed by uphole drilling and blasting to recover localized high grade ores. Secondary mining planned for later in the mine life will extract rib and sill pillars to the greatest extent possible.

      In the Kensington Feasibility Study, mining production is set at 10 years at a production rate of 450,000 tons per year. In the study, all reserves and indicated resources were included in the mine plan, while all inferred resources were excluded from the mine plan. The following table summarizes the mine production profile in terms of ore tons mined, contained gold, and plant feed grade over the life of mine.

Mine Production Profile

	Operating Year

	2006	2007	2008	2009	2010	2011	2012	2013	2014	2015	Total

Mined tons (’000)	400	450	450	450	450	450	450	450	450	206	4,206
Mined Ounces (’000)	131	128	103	106	107	104	118	110	97	46	1,050
Feed Grade (oz/ton)	0.328	0.285	0.230	0.236	0.238	0.230	0.262	0.243	0.215	0.225	0.250

      According to the mine plan described in the Kensington Feasiblity Study, the process facilities will be located at an elevation of 980 feet above sea level at the proposed Jualin mine portal. Ore is received from the underground mine by 40 ton trucks. The process facility is proximate to the administration annex and surface maintenance shops. A diesel-generated power plant is also located at this site, approximately 5 1/2 miles from the Slate Creek port at Echo Cove. The plant includes a jaw crusher and fine crushing circuit, followed by a single ball mill. Gold recovery is by a combination of flotation and gravity concentration, followed by concentrate regrind and cleaner flotation. Overall gold recovery is expected to average 95.3%.

      Coeur Alaska is considering “reclamation liability insurance,” a reclamation insurance policy and reclamation bonds. The policy is designed to pay for future reclamation costs. The bonds are traditional reclamation bonds placed with a regulatory agency.

      Approximately $3.2 million is budgeted for reclamation. The majority of the costs (about $3 million) will occur at closure, with about $200,000 per year being spent on concurrent reclamation needs during the life of the project, and another $150,000 per year for wetlands, habitat mitigation, tailings habitability tests, reclamation trials and best management practices.

      Coeur’s capital costs for developing the Kensington Project are expected to be approximately $92 million. Direct cash operating costs for the Kensington Gold Project have been estimated in US Dollars and prices for most commodities are sourced from United States based suppliers. No escalation has been built into the model. These costs equate to a life of mine direct operating cost for the Kensington Mine of $46.79 per ton of ore processed for a planned production rate of 1,250 tons per day, or 450,000 t/y with a head grade of 0.250 oz/t and recovery of 95.3%. The life of mine direct cash cost per ounce produced is $196.39 per ounce recovered in concentrate. The table below provides a summary breakdown of the operating cost estimate.

Direct Cash Operating Cost Estimate — Summary

Area	Cost, $/ton	Cost, $/ounce recovered

Mining	$20.36	$85.46
Process Plant	$11.00	$46.17
G&A	$5.30	$22.24
Mine Services	$6.40	$26.86
Assay Laboratory	$1.00	$4.20
Environmental Monitoring	$0.76	$3.19
Employee Transportation	$1.97	$8.27

Total	$46.79	$196.39

      In addition to the direct operating costs the project will incur $24.43 per ounce for concentrate transportation, treatment and refining charges.

      Input parameters for ore and metal production, metallurgical recovery, capital and operating costs, and project schedule are based on the detailed material prepared by various companies contributing to the feasibility study. The model presents all monetary items on a pre-tax basis calculated at $375, $350 and $400/oz gold. Tax assumptions are being refined and reviewed by Coeur. Cost savings and revenue enhancements that are likely to be achieved by realizing identified opportunities will be reviewed in detail during the final design process.

      The production schedule has been designed to produce higher-grade ore in the first 2-3 years to improve early cash flow and project return.

Economic Model Input Parameters

Mined Reserves (tons)	4,206,000
Average Grade	0.250 oz/t
Mine Life	10 years
Design Capacity	1,250 tons per day (450,000 t/yr)
Capital cost (to Coeur)	$92 million
Cash Operating Cost	$220.82/oz (LOM)
Process Recovery	95.3%
Concentration Ratio	28.0
Concentrate Grade	7.00 oz/ton

      The current model is calculated on an annual basis, with a pre-production period of 20 months. The annual production is 450,000 tons/year and recovers 1,001,186 ounces of gold in concentrate over the project’s ten year life. The overall gold recovery is projected to be 95.3%.

      Salvage value is not included in the model, however these revenues are expected to cover the reclamation/decommissioning costs estimated to be $3.2 million that Coeur will incur at the end of the project life.

      The financial model indicates that with the estimated capital and operating costs and a gold price of $375/oz, production of the current reserve will generate a total cashflow of $25.3 million and payback occurs in 8.5 years. The life-of-mine mine cash cost per gold equivalent ounce is $220.82/oz. Sensitivity analyses for changes in the principal variables of the financial model including gold price, ore grade, capital, mine life and fuel costs have also been conducted.

OTHER PROPERTIES

Puchuldiza, Chile Joint Venture Property

      On November 28, 2001, the Company signed an exploration agreement with Barrick Gold Corporation relating to Coeur’s Puchuldiza gold property located approximately 155 miles northeast of the port city of Iquique in northern Chile. Under the terms of the agreement, Barrick can earn a 75% interest in the property for exploration expenditures of $2.3 million over the next five years. For an additional $5.8 million in exploration spending, Barrick can increase its property interest to 85%. Coeur, however, can recover its full 25% interest by making a cash payment to Barrick equivalent to 25% of Barrick’s additional expenditure of $5.8 million, plus a 50% penalty.

      Puchuldiza is a large, epithermal, hot spring deposit in a setting very similar to other high-grade gold deposits in the USA, New Zealand and Japan. Gold mineralization can be found throughout the property in systems of veins, veinlets and stockworks developed in explosion breccias and silicified zones. Coeur believes that there is considerable potential to expand the current near-surface mineralization. Preliminary work suggests that the possible existence of a large, high-grade feeder system at depth underlying the near-surface mineralization.

      During 2003, Barrick spent approximately $1.02 million on geologic mapping, geochemical and geophysical surveys and drilling on the Puchuldiza property. A total of 2,250 metres (7,382 feet) of drilling in 7 core holes was completed in 2003. Results of their work have been encouraging enough for Barrick to plan follow-up work for 2004.

Tanzania, Africa

      During the first quarter of 2004, the Company acquired ten prospecting licenses for properties located in Tanzania, Africa. The prospecting licenses are valid for a period of three years and contain renewal options. During 2004, the Company plans to spend approximately $325,000 for an initial exploration program.

APPENDIX C

CERTAIN FINANCIAL STATEMENTS OF

COEUR D’ALENE MINES CORPORATION

Report of KPMG LLP as of December 31, 2003 and 2002 and for the years ended December 31, 2003 and 2002	C-3
Report of Arthur Andersen LLP as of December 31, 2001 and 2000 and for each of the years in the three-year period ended December 31, 2001	C-4
Amendment No. 2 to Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2003	C-6
Consolidated Balance Sheets — December 31, 2003 (Restated) and 2002 (Restated)	C-7
Consolidated Statements of Operations and Comprehensive Loss — Years Ended December 31, 2003 (Restated), 2002 (Restated) and 2001	C-9
Consolidated Statements of Changes in Shareholders’ Equity for the Years Ended December 31, 2003 (Restated), 2002 (Restated) and 2001	C-10
Consolidated Statements of Cash Flows for the Years Ended December 31, 2003 (Restated), 2002 (Restated) and 2001	C-11
Notes to Consolidated Financial Statements	C-12
Management’s Discussion and Analysis of Financial Condition and Results of Operations	C-64
Amendment No. 2 to Quarterly Report on Form 10-Q for the Quarter Ended March 31, 2004	C-83
Consolidated Balance Sheets — March 31, 2004 (Restated) and December 31, 2003	C-84
Consolidated Statements of Operations and Comprehensive Loss — Three Months Ended March 31, 2004 (Restated) and 2003	C-86
Consolidated Statements of Cash Flows for the Three Months Ended March 31, 2004 (Restated) and 2003	C-87
Notes to Consolidated Financial Statements	C-88
Management’s Discussion and Analysis of Financial Condition and Results of Operations	C-104
Amendment No. 1 to Quarterly Report on Form 10-Q for the Quarter Ended June 30, 204	C-116
Consolidated Balance Sheets — June 30, 2004 and December 31, 2003	C-117
Consolidated Statements of Operations and Comprehensive Loss — Three Months and Six Months Ended June 30, 2004 and 2003	C-119
Consolidated Statements of Cash Flows for the Three Months and Six Months Ended June 30, 2004 and 2003	C-120
Notes to Consolidated Financial Statements	C-121
Management’s Discussion and Analysis of Financial Condition and Results of Operations	C-139

CAUTIONARY NOTE REGARDING SCIENTIFIC AND TECHNICAL

INFORMATION ON MINERAL PROPERTIES

      The Consolidated Financial Statements and Notes and the Management Discussion and Analysis of Financial Condition and Results of Operations in this Appendix C contain certain information of a scientific and technical nature in respect of Coeur’s mineral properties that has been presented, and previously filed, in accordance with U.S. disclosure standards and requirements applicable to mining companies, which differ in certain material respects from the corresponding Canadian disclosure standards and requirements. In particular, the references to “mineralized material” and other references to quantities of mineralization that have not been categorized as either a mineral reserve or a mineral resource are presented as such in order to comply with applicable U.S. requirements, which do not permit disclosure in U.S. filings of prescribed Canadian mineral resource categories. Canadian requirements do not permit disclosure of a quantity or grade of mineralization that has not been categorized as a mineral reserve or a mineral resource in accordance with prescribed classification categories. Reference is made to Appendix A (Information Concerning Coeur d’Alene Mines Corporation — Summary of Mineral Reserves and Mineral Resources), for summary disclosure of Coeur’s mineral reserves and mineral resources using prescribed Canadian classification standards and Appendix B (Certain Information Regarding Mineral Properties of Coeur d’Alene Mines Corporation), for additional scientific and technical information in respect of Coeur’s mineral properties presented in accordance with applicable Canadian disclosure standards and requirements.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Coeur d’Alene Mines Corporation:

      We have audited the 2003 and 2002 consolidated financial statements of Coeur d’Alene Mines Corporation (an Idaho Corporation) and subsidiaries (the Company) as listed in the accompanying index. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. The 2001 consolidated financial statements of Coeur d’Alene Mines Corporation, as listed in the accompanying index, were audited by other auditors who have ceased operations and whose report, dated February 15, 2002, expressed an unqualified opinion on those financial statements and included an explanatory paragraph that stated that the Company had suffered recurring losses from operations, had a significant portion of its convertible debentures that needed to be repaid or refinanced in June 2002 and had declining amounts of cash and cash equivalents and unrestricted short-term investments, all of which raised substantial doubt about its ability to continue as a going concern.

      We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the 2003 and 2002 consolidated financial statements referred to above present fairly, in all material respects, the financial position of Coeur d’Alene Mines Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

      As discussed in Notes C and K to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” as of January 1, 2003.

      As discussed in Note A, the consolidated financial statements have been restated as of and for the years ended December 31, 2003 and 2002.

/s/ KPMG LLP

Denver, Colorado

February 13, 2004 (except as to Notes A, C, P, Q and T, which are as of August 15, 2004)

      THE FOLLOWING REPORT IS A COPY OF THE PREVIOUSLY ISSUED REPORT FROM ARTHUR ANDERSEN LLP. ARTHUR ANDERSEN LLP DID NOT PERFORM ANY PROCEDURES IN CONNECTION WITH THIS OFFER TO PURCHASE. ACCORDINGLY, THIS REPORT HAS NOT BEEN REISSUED BY ARTHUR ANDERSEN LLP.

      ARTHUR ANDERSEN LLP HAS ADVISED COEUR THAT IT IS NO LONGER ENGAGED IN THE PRACTICE OF PUBLIC ACCOUNTING IN THE UNITED STATES AND CANADA. ACCORDINGLY, COEUR IS UNABLE TO OBTAIN THE CONSENT OF ARTHUR ANDERSEN LLP WITH RESPECT TO THE INCLUSION IN THE CIRCULAR OF THE AUDITORS’ REPORT OF ARTHUR ANDERSEN LLP ON THE FINANCIAL STATEMENTS AS AT AND FOR THE YEAR ENDED DECEMBER 31, 2001.

      GENERALLY, IN ACCORDANCE WITH APPLICABLE SECURITIES LEGISLATION, HOLDERS OF SECURITIES MAY ONLY EXERCISE A STATUTORY RIGHT OF ACTION AGAINST A PERSON OR COMPANY THAT HAS PREPARED A REPORT, OPINION OR STATEMENT THAT IS INCLUDED IN A TAKE-OVER BID CIRCULAR IF THAT PERSON OR COMPANY HAS FILED A CONSENT IN RESPECT OF SUCH REPORT, OPINION OR STATEMENT AND SUCH RIGHT OF ACTION MAY ONLY BE EXERCISED IN RESPECT OF THE REPORT, OPINION OR STATEMENT THAT HAS BEEN MADE BY SUCH PERSON OR COMPANY. AS A RESULT, THE ABSENCE OF A CONSENT FROM ARTHUR ANDERSEN LLP TO THE INCLUSION IN THE CIRCULAR OF THEIR AUDITORS’ REPORT MAY LIMIT THE STATUTORY RIGHT OF ACTION OF COEUR AND WHEATON SHAREHOLDERS AGAINST ARTHUR ANDERSEN LLP. COEUR IS NOT AWARE OF THE EXTENT TO WHICH THERE MAY BE ASSETS AVAILABLE, IF ANY, TO SATISFY ANY JUDGMENT AGAINST ARTHUR ANDERSEN LLP.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Shareholders and Board of Directors of Coeur d’Alene Mines Corporation:

      We have audited the accompanying consolidated balance sheets of Coeur d’Alene Mines Corporation (an Idaho corporation) and subsidiaries as of December 31, 2001 and 2000, and the related consolidated statements of operations and comprehensive loss, changes in shareholders’ equity, and cash flows for each of the three years ended December 31, 2001. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Coeur d’Alene Mines Corporation and subsidiaries as of December 31, 2001 and 2000, and the consolidated results of their operations and their cash flows for each of the three years ended December 31, 2001, in conformity with accounting principles generally accepted in the United States.

      The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note C to the consolidated financial statements, the Company has suffered recurring losses from operations, has a significant portion of its convertible debentures that need to be repaid or refinanced in June 2002 and declining amounts of cash and cash equivalents and unrestricted short-term investments, all of which raise substantial doubt about its ability to continue as a going concern. Management’s plans to address these matters are also described in Note C.

/s/ Arthur Andersen LLP

Denver, Colorado,

February 15, 2002.

COEUR D’ALENE MINES CORPORATION

AMENDMENT No. 2 TO ANNUAL REPORT ON FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2003

Explanatory Note

      This Amendment No. 2 on Form 10-K/A (this “Amendment”) amends the annual report on Form 10-K originally filed by Coeur d’Alene Mines Corporation (the “Company”) on March 9, 2004 for the fiscal year ended December 31, 2003 (the “Original Annual Report”). The Company is filing this Amendment to restate its financial statements as of December 31, 2003 and 2002 and for the years then ended, as listed under Part II, Item 8, and to restate the information set forth in the Selected Financial Data included under Part II, Item 6, in the Management’s Discussion and Analysis of Financial Condition and Results of Operation under Part II, Item 7, and under “Controls and Procedures” under Part II, Item 9A.

      The information contained in the Original Annual Report, as amended by this Amendment, has not been updated to reflect events and circumstances occurring since its original filing. Such matters have been or will be addressed in reports filed with the Securities and Exchange Commission (other than this Amendment) subsequent to the date of the Original Annual Report. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the Company has restated in its entirety each item of its Original Annual Report affected by this Amendment.

CONSOLIDATED BALANCE SHEETS

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

	December 31,

	2003	2002

	Restated	Restated

	(In thousands)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$62,417	$9,093
Short-term investments	19,265	518
Receivables	8,103	5,364
Ore on leach pad	17,388	11,082
Metal and other inventory	12,535	14,846
Prepaid expenses and other	3,067	2,224

	122,775	43,127
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment	87,546	76,194
Less accumulated depreciation	(52,868)	(49,531)

	34,678	26,663
MINING PROPERTIES
Operational mining properties	114,018	92,149
Less accumulated depletion	(90,245)	(71,833)

	23,773	20,316
Mineral interests	20,125	18,825
Non-producing and development properties	25,121	28,129

	69,019	67,270
OTHER ASSETS
Non-current ore on leach pad	14,705	15,474
Restricted investments	8,710	13,108
Debt issuance costs, net	87	1,034
Marketable securities	19	915
Other	9,474	5,900

	32,995	36,431

TOTAL ASSETS	$259,467	$173,491

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

	December 31,

	2003	2002

	Restated	Restated

	(In thousands)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$7,772	$5,962
Accrued liabilities and other	5,218	4,348
Accrued interest payable	120	1,610
Accrued salaries and wages	5,705	5,594
Current portion of remediation costs	1,278	926
13 3/8% Convertible Senior Subordinated Notes due December 2003	—	12,735
Current portion of bank financing	2,367	4,918

	22,460	36,093
LONG-TERM LIABILITIES
6 3/8% Convertible Subordinated Debentures due January 2004	—	55,132
7 1/4% Convertible Subordinated Debentures due October 2005	9,563	11,665
Reclamation and mine closure	20,934	14,458
Other long-term liabilities	9,032	8,456

	39,529	89,711
COMMITMENTS AND CONTINGENCIES (See Notes J, K, L, N, Q, P and R)
SHAREHOLDERS’ EQUITY
Common Stock, par value $1.00 per share-authorized 250,000,000 shares, issued 214,195,186 and 119,653,267 in 2003 and 2002 (1,059,211 shares held in treasury)	214,195	119,653
Additional paid-in capital	542,900	420,863
Accumulated deficit	(545,050)	(478,818)
Shares held in treasury	(13,190)	(13,190)
Accumulated other comprehensive loss	(1,377)	(821)

	197,478	47,687

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$259,467	$173,491

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

	Years Ended December 31,

	2003	2002	2001

	Restated	Restated

	(In thousands, except per share data)
REVENUES
Sales of metal	$108,522	$86,333	$69,200
Interest and other	2,019	8,544	2,712

Total revenues	110,541	94,877	71,912
COSTS AND EXPENSES
Production	77,861	82,855	69,149
Depreciation and depletion	16,627	13,511	11,347
Administrative and general	12,264	8,806	8,122
Exploration	4,947	3,849	6,362
Pre-feasibility	1,967	2,606	3,684
Interest	12,851	21,948	14,592
Write-down of mining properties and other holding costs	6,393	23,060	9,946
Loss (gain) on exchange and early retirement of debt	41,564	19,061	(48,217)

Total cost and expenses	174,474	175,696	74,985

LOSS FROM CONTINUING OPERATIONS	(63,933)	(80,819)	(3,073)
Income tax benefit	7	—	6

Loss before cumulative effect of change in accounting principle	(63,926)	(80,819)	(3,067)
Cumulative effect of change in accounting principle	(2,306)	—	—

NET LOSS	(66,232)	(80,819)	(3,067)
Other comprehensive loss	(556)	(1,470)	821

COMPREHENSIVE LOSS	$(66,788)	$(82,289)	$(2,246)

BASIC AND DILUTED LOSS PER SHARE:
Weighted average number of shares of common stock	168,186	78,193	41,946

Net loss per share before cumulative effect of change in accounting principle	$(0.38)	$(1.03)	$(0.07)
Cumulative effect of change in accounting principle	(0.01)	—	—

Net loss per common share	$(0.39)	$(1.03)	$(0.07)

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

	For Years Ended December 31, 2003 (Restated), 2002 (Restated) and 2001

						Accumulated
						Other
	Common	Common	Additional		Shares	Comprehensive
	Stock	Stock	Paid In	Accumulated	Held in	Income
	Shares	$1 Par	Capital	Deficit	Treasury	(Loss)	Total

	(In thousands)
Balances at January 1, 2001	38,109	$38,109	$387,625	$(394,932)	$(13,190)	$(172)	$17,440
Net Loss	—	—	—	(3,067)	—	—	(3,067)
Unrealized gain on short-term investments and marketable securities	—	—	—	—	—	821	821
Conversions of convertible senior subordinated notes to common stock	1,327	1,327	468	—	—	—	1,795
Exchanges of convertible subordinated debentures to common stock	6,045	6,045	871	—	—	—	6,916
Interest on convertible senior subordinated notes paid in common stock	3,792	3,792	(913)	—	—	—	2,879
Other	5	5	(1)	—	—	—	4

Balances at December 31, 2001	49,278	49,278	388,050	(397,999)	(13,190)	649	26,788
Net Loss (Restated)	—	—	—	(80,819)	—	—	(80,819)
Unrealized loss on short-term investments and marketable securities	—	—	—	—	—	(297)	(297)
Change in fair value of derivative hedging, net of settlement	—	—	—	—	—	(10)	(10)
Excess additional pension liability over unrecognized prior service cost	—	—	—	—	—	(1,163)	(1,163)
Conversions of convertible senior subordinated notes to common stock	37,143	37,143	5,665	—	—	—	42,808
Exchanges of convertible subordinated debentures to common stock	24,382	24,382	22,413	—	—	—	46,795
Interest on convertible senior subordinated notes paid in common stock	8,850	8,850	4,735	—	—	—	13,585
Other	—	—	—	—	—	—	—

Balances at December 31, 2002 (Restated)	119,653	119,653	420,863	(478,818)	(13,190)	(821)	47,687
Net Loss (Restated)	—	—	—	(66,232)	—	—	(66,232)
Unrealized loss on short-term investments and marketable securities	—	—	—	—	—	(306)	(306)
Change in fair value of derivative hedging, net of settlement	—	—	—		—	140	140
Excess additional pension liability over unrecognized prior service cost	—	—	—	—	—	(390)	(390)
Conversions and exchanges of convertible senior subordinated notes to common stock	50,317	50,317	54,158	—	—	—	104,475
Interest on convertible senior subordinated notes paid in common stock	5,878	5,878	3,169	—	—	—	9,047
Issuance of common stock	36,230	36,230	64,580	—	—	—	100,810
Long-term incentive stock payout	1,240	1,240	(358)	—	—	—	882
Other	877	877	488	—	—	—	1,365

Balances at December 31, 2003 (Restated)	214,195	$214,195	$542,900	$(545,050)	$(13,190)	$(1,377)	$197,478

The accompanying notes are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

	Years Ended December 31,

	2003	2002	2001

	Restated	Restated

	(In thousands)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(66,232)	$(80,819)	$(3,067)
Add (deduct) noncash items:
Depreciation and depletion	16,627	13,511	11,347
Loss (gain) on early retirement of convertible subordinated debentures	41,564	19,061	(48,217)
Cumulative effect of change in accounting principle	2,306	—	—
Interest expense on convertible senior subordinated notes paid in common stock	8,191	13,585	2,868
Unrealized gain on embedded derivative	(411)	(539)	—
Write down of Handy & Harmon inventory	—	—	1,354
Other charges	2,349	4,588	1,271
(Gain) loss on sale of assets	—	(4,564)	509
Write-down of mining properties	—	19,047	6,087
Unrealized (gain) loss on written call options	—	62	(526)
Gain on sale of short-term investment	(40)	(916)	(431)
Changes in operating assets and liabilities:
Receivables	(2,738)	(1,126)	3,205
Prepaid expenses and other	(3,844)	(519)	602
Inventories	(3,226)	7,311	4,616
Accounts payable and accrued liabilities	328	2,834	(9,514)

CASH USED IN OPERATING ACTIVITIES	(5,126)	(8,484)	(29,896)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments	(99,782)	(40,131)	(1,256)
Proceeds from sales of short-term investments	86,168	40,870	6,195
Proceeds from sale of assets	370	4,117	14,857
Expenditures on mining assets	(19,914)	(10,316)	(6,956)
Other	(196)	(515)	(208)

CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(33,354)	(5,975)	12,632

CASH FLOWS FROM FINANCING ACTIVITIES:
Retirement of long-term debt	(39,717)	(9,427)	(743)
Proceeds from issuance of common stock, net of issuance costs	100,810	—	—
Proceeds from issuance of notes, net of issuance costs	33,280	13,532	(2,204)
Bank borrowings on working capital facility	30,785	15,403	—
Payments to bank on working capital facility	(33,226)	(10,485)	—
Other	(128)	(185)	(302)

CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES:	91,804	8,838	(3,249)

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	53,324	(5,621)	(20,513)
Cash and cash equivalents at beginning of period	9,093	14,714	35,227

Cash and cash equivalents at end of period	$62,417	$9,093	$14,714

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION
Cash paid for:
Interest	$13,000	$19,200	$16,200
Income taxes	—	—	—

The accompanying notes are an integral part of these consolidated financial statements.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note A — Financial Statement Restatement

      The Company records revenue from concentrate sales agreements in accordance with the revenue recognition policy in Note C below.

      In the third quarter of 2004 it was discovered there was an error resulting from the incorrect application of revenue recognition accounting in accordance with accounting principles generally accepted in the United States of America. Historically, the Company has recorded revenue from concentrate sales agreements based on the gold and silver prices prevailing at the time risk of loss and title to the concentrate passes to third-party smelters (at the lower of month-end spot price or the average monthly price for that month). The final settlement price is not fixed until a later date (typically one to three months after shipment) based upon quoted metal prices by an established metal exchange as set forth in each contract, at such date. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset in Prepaid expenses and other, or, a derivative liability on the balance sheet and is adjusted to fair value through revenue each period until the date of final gold and silver settlement. The Company has corrected the error in valuing these embedded derivatives on the financial statements for each of the three, six and nine month periods ending March 31, June 30, and September 30 for 2003 and 2002, and the years ending December 31, 2003 and 2002. The cumulative effect of the error for periods prior to January 1, 2002 was $0.4 million.

      Accordingly, the Company has restated its financial statements as follows:

	As of December 31, 2003

	As Previously
	Reported	Adjustment	As Restated
Balance sheet data

	(In thousands)
Receivables	$7,862	$240	$8,102
Prepaid expenses and other	$2,117	$951	$3,068
Accumulated deficit	$(546,241)	$1,191	$(545,050)

	For the Twelve Months Ended
	December 31, 2003

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands except per share data)
Sales of metal	$107,720	$802	$108,522
Loss from continuing operations before taxes and cumulative effect of change in accounting principle	$(64,735)	$802	$(63,933)
Loss before cumulative effect of change in accounting principle	$(64,728)	$802	$(63,926)
Net loss	$(67,034)	$802	$(66,232)
Comprehensive loss	$(67,590)	$802	$(66,788)
Basic and diluted net loss per common share before effect of change in accounting principle	$(0.39)	$0.01	$(0.38)
Basic and diluted net loss per common share	$(0.40)	$0.01	$(0.39)

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of December 31, 2002

	As Previously
	Reported	Adjustment	As Restated
Balance sheet data

	(In thousands)
Receivables	$5,514	$(150)	$5,364
Prepaid expenses and other	$1,671	$553	$2,224
Accrued liabilities and other	$4,334	$14	$4,348
Accumulated deficit	$(479,207)	$389	$(478,818)

	For the Twelve Months Ended
	December 31, 2002

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands except per share data)
Sales of metal	$85,944	$389	$86,333
Loss from continuing operations before taxes	$(81,208)	$389	$(80,819)
Net loss	$(81,208)	$389	$(80,819)
Comprehensive loss	$(82,678)	$389	$(82,289)
Basic and diluted net loss per common share	$(1.04)	$0.01	$(1.03)

	As of March 31, 2003

	As Previously
	Reported	Adjustment	As Restated
Balance sheet data

	(In thousands)
Receivables	$6,707	$340	$7,047
Prepaid expenses and other	$1,638	$49	$1,687
Accrued liabilities and other	$4,823	$463	$5,286
Accumulated deficit	$(510,397)	$(74)	$(510,471)

	For the Three Months Ended
	March 31, 2003

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands except per share data)
Sales of metal	$29,001	$(463)	$28,538
Loss from continuing operations before taxes and cumulative effect of change in accounting principle	$(28,891)	$(463)	$(29,354)
Loss before cumulative effect of change in accounting principle	$(28,884)	$(463)	$(29,347)
Net loss	$(31,190)	$(463)	$(31,653)
Comprehensive loss	$(31,487)	$(463)	$(31,950)
Basic and diluted net loss per common share before effect of change in accounting principle	$(0.21)	$(0.01)	$(0.22)
Basic and diluted net loss per common share	$(0.23)	$(0.01)	$(0.24)

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of March 31, 2002

	As Previously
	Reported	Adjustment	As Restated
Balance sheet data

	(In thousands)
Prepaid expenses and other	$1,415	$599	$2,014
Accumulated deficit	$(409,895)	$599	$(409,296)

	For the Three Months Ended
	March 31, 2002

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands except per share data)
Sales of metal	$16,469	$599	$17,068
Loss from continuing operations before taxes	$(11,896)	$599	$(11,297)
Net loss	$(11,896)	$599	$(11,297)
Comprehensive loss	$(11,795)	$599	$(11,196)
Basic and diluted net loss per common share	$(0.23)	$0.01	$(0.22)

	As of June 30, 2003

	As Previously
	Reported	Adjustment	As Restated
Balance sheet data

	(In thousands)
Receivables	$8,332	$395	$8,727
Prepaid expenses and other	$976	$90	$1,066
Accrued liabilities and other	$3,886	$219	$4,105
Accumulated deficit	$(514,842)	$266	$(514,576)

	For the Three Months Ended
	June 30, 2003

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands except per share data)
Sales of metal	$25,731	$340	$26,071
Loss from continuing operations before taxes and cumulative effect of change in accounting principle	$(4,445)	$340	$(4,105)
Loss before cumulative effect of change in accounting principle	$(4,445)	$340	$(4,105)
Net loss	$(4,445)	$340	$(4,105)
Comprehensive loss	$(4,545)	$340	$(4,205)
Basic and diluted net loss per common share before effect of change in accounting principle	$(0.03)	$—	$(0.03)
Basic and diluted net loss per common share	$(0.03)	$—	$(0.03)

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of June 30, 2002

	As Previously
	Reported	Adjustment	As Restated
Balance sheet data

	(In thousands)
Prepaid expenses and other	$983	$403	$1,386
Accrued liabilities and other	$8,044	$7	$8,051
Accumulated deficit	$(420,750)	$396	$(420,354)

	For the Three Months Ended
	June 30, 2002

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands except per share data)
Sales of metal	$19,565	$(204)	$19,361
Loss from continuing operations before taxes	$(10,855)	$(204)	$(11,059)
Net loss	$(10,855)	$(204)	$(11,059)
Comprehensive loss	$(11,433)	$(204)	$(11,637)
Basic and diluted net loss per common share	$(0.16)	$—	$(0.16)

	For the Six Months Ended
	June 30, 2003

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands except per share data)
Sales of metal	$54,732	$(123)	$54,609
Loss from continuing operations before taxes and cumulative effect of change in accounting principle	$(33,336)	$(123)	$(33,459)
Loss before cumulative effect of change in accounting principle	$(33,329)	$(123)	$(33,452)
Net loss	$(35,635)	$(123)	$(35,758)
Comprehensive loss	$(36,032)	$(123)	$(36,155)
Basic and diluted net loss per common share before effect of change in accounting principle	$(0.24)	$—	$(0.24)
Basic and diluted net loss per common share	$(0.26)	$—	$(0.26)

	For the Six Months Ended
	June 30, 2002

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands except per share data)
Sales of metal	$36,034	$395	$36,429
Loss from continuing operations before taxes	$(22,751)	$395	$(22,356)
Net loss	$(22,751)	$395	$(22,356)
Comprehensive loss	$(23,228)	$395	$(22,833)
Basic and diluted net loss per common share	$(0.38)	$0.01	$(0.37)

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	As of September 30, 2003

	As Previously
	Reported	Adjustment	As Restated
Balance sheet data

	(In thousands)
Receivables	$5,279	$333	$5,612
Prepaid expenses and other	$5,468	$505	$5,973
Accrued liabilities and other	$5,178	$311	$5,489
Accumulated deficit	$(532,713)	$527	$(532,186)

	For the Three Months Ended
	September 30, 2003

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands except per share data)
Sales of metal	$23,375	$261	$23,636
Loss from continuing operations before taxes and cumulative effect of change in accounting principle	$(17,871)	$261	$(17,610)
Loss before cumulative effect of change in accounting principle	$(17,871)	$261	$(17,610)
Net loss	$(17,871)	$261	$(17,610)
Comprehensive loss	$(17,793)	$261	$(17,532)
Basic and diluted net loss per common share before effect of change in accounting principle	$(0.10)	$—	$(0.10)
Basic and diluted net loss per common share	$(0.10)	$—	$(0.10)

	As of September 30, 2002

	As Previously
	Reported	Adjustment	As Restated
Balance sheet data

	(In thousands)
Receivables	$6,148	$(147)	$6,001
Prepaid expenses and other	$1,968	$178	$2,146
Accrued liabilities and other	$6,167	$175	$6,342
Accumulated deficit	$(433,090)	$(144)	$(433,234)

	For the Three Months Ended
	September 30, 2002

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands except per share data)
Sales of metal	$24,424	$(539)	$23,885
Loss from continuing operations before taxes	$(12,339)	$(539)	$(12,878)
Net loss	$(12,339)	$(539)	$(12,878)
Comprehensive loss	$(12,913)	$(539)	$(13,452)
Basic and diluted net loss per common share	$(0.14)	$(0.01)	$(0.15)

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	For the Nine Months Ended
	September 30, 2003

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands except per share data)
Sales of metal	$78,108	$137	$78,245
Loss from continuing operations before taxes and cumulative effect of change in accounting principle	$(51,207)	$137	$(51,070)
Loss before cumulative effect of change in accounting principle	$(51,200)	$137	$(51,063)
Net loss	$(53,506)	$137	$(53,369)
Comprehensive loss	$(53,825)	$137	$(53,688)
Basic and diluted net loss per common share before effect of change in accounting principle	$(0.33)	$—	$(0.33)
Basic and diluted net loss per common share	$(0.35)	$—	$(0.35)

	For the Nine Months Ended
	September 30, 2002

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands except per share data)
Sales of metal	$60,458	$(144)	$60,314
Loss from continuing operations before taxes	$(35,091)	$(144)	$(35,235)
Net loss	$(35,091)	$(144)	$(35,235)
Comprehensive loss	$(36,142)	$(144)	$(36,286)
Basic and diluted net loss per common share	$(0.51)	$—	$(0.51)

Note B — Business of Coeur D’Alene Mines Corporation

      Coeur d’Alene Mines Corporation and its subsidiaries (collectively, “Coeur” or the “Company”) is principally engaged in silver and gold mining and related activities including exploration, development, and mining at its properties located in the United States (Nevada, Idaho and Alaska) and South America (Chile, Argentina and Bolivia).

Note C — Summary of Significant Accounting Policies

      Principles of Consolidation: The consolidated financial statements include the wholly-owned subsidiaries of the Company, the most significant of which are Coeur Rochester, Inc., Coeur Silver Valley, Inc., Coeur Alaska, Inc., CDE Cerro Bayo Ltd., Compania Minera Polimet S.A., and Empressa Minera Manquiri S.A. The consolidated financial statements also include all entities in which voting control of more than 50% is held by the Company. The Company has no investments in entities in which it has greater than 50% ownership interest accounted for using the equity method. Intercompany balances and transactions have been eliminated in consolidation. Investments in corporate joint ventures where the Company has ownership of 50% or less and funds its proportionate share of expenses are accounted for under the equity method. The Company has no investments in entities in which it has greater than 20% ownership interest accounted for using the cost method.

      Revenue Recognition: Revenue is recognized when title to silver and gold passes to the buyer and when collectibility is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

freely traded commodity markets, for example, the London Bullion Market, an active and freely traded commodity market, for both gold and silver, in an identical form to the product sold.

      Under our concentrate sales contracts with third-party smelters, final gold and silver prices are set on a specified future quotational period, typically one to three months, after the shipment date based on market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset in Prepaid expenses and other, or, a derivative liability on the balance sheet and is adjusted to fair value through revenue each period until the date of final gold and silver settlement. The form of the material being sold, after deduction for smelting and refining is in an identical form to that sold on the London Bullion Market. The form of the product is metal in flotation concentrate, which is the final process for which the company is responsible.

      The effects of forward sales contracts are reflected in revenue at the date the related precious metals are delivered or the contracts expire. Third party smelting and refining costs are recorded as a reduction of revenue.

      At December 31, 2003, the Company had outstanding provisionally priced sales of $32.8 million, consisting of 3.7 million ounces of silver, 37,487 ounces of gold and 681,196 pounds of copper. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $37,000; for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $37,487; and for each one cent per pound change in realized copper price, revenue would vary (plus or minus) approximately $6,812. At December 31, 2002, the Company had outstanding provisionally priced sales of $23.7 million consisting of 3.2 million ounces of silver, 26,250 ounces of gold and 1,180,447 pounds of copper. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $32,000; for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $26,000; and for each one cent per pound change in realized copper price, revenue would vary (plus or minus) approximately $12,000.

      Cash and Cash Equivalents: Cash and cash equivalents include all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in the United States and Chile with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents.

      Short-term Investments: Short-term investments principally consist of highly-liquid United States, foreign government and corporate securities with original maturities in excess of three months and less than one year. The Company classifies all short-term investments as available-for-sale securities. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders’ equity. Any decline in market value considered to be other than temporary is recognized in determining net income/loss. Realized gains and losses from the sale of these investments are included in determining net income/loss.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Ore on Leach Pad: The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.

      The Company uses several integrated steps to scientifically measure the metal content of ore placed on the leach pads. As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue which is assayed to determine estimated quantities of contained metal. The Company estimates the quantity of ore by utilizing global positioning satellite survey techniques. The Company then processes the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, it is continuously sampled for assaying. The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to dorè, which is the final product produced by the mine. The inventory is stated at lower of cost or market, with cost being determined using the first-in, first-out and weighted average cost methods.

      The Company reported ore on the leach pads of $32.1 million as of December 31, 2003. Of this amount, $17.4 million is reported as a current asset and $14.7 million is reported as a non-current asset. The distinction between current and non-current is based upon the expected length of time necessary for the leaching process to remove the metals from the broken ore. The historical cost of the metal that is expected to be extracted within twelve months is classified as current and the historical cost of metals contained within the broken ore that will be extracted beyond twelve months is classified as non-current.

      The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates which are inherently inaccurate since they rely upon laboratory testwork. Testwork consists of 60 day leach columns from which the Company projects metal recoveries up to five years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately fifteen years of leach pad operations at the Rochester Mine. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate. The length of time necessary to achieve ultimate recoveries for silver and gold is currently estimated between 5 and 10 years. In 2003, the estimated recoveries for silver and gold were revised to 61.5% and 93%, respectively, from the 59% and 89% used in the prior three years. The impact of this change in recovery increased the estimated recoverable ounces of silver and gold contained in the heap by 1.8 million ounces and 41,000 ounces, respectively. However, the ultimate recovery will not be known until leaching operations cease which is currently estimated for 2011.

      Metal and Other Inventory: Inventories include concentrate ore, dorè, ore in stockpiles and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore in stock piles are sampled for gold and silver content and are valued based on the lower of actual costs incurred or estimated net realizable value based upon the period ending prices of gold and silver. Material that does not contain a minimum quantity of gold and silver to cover estimated processing expense to recover the contained gold and silver is not classified as inventory and is assigned no value. All inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out and weighted average cost methods. Concentrate and dorè inventory includes product at the mine site and product held by refineries and are also valued at lower of cost or market.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such facilities or the useful life of the individual assets. Productive lives range from 7 to 31 years for buildings and improvements, 3 to 13 years for machinery and equipment and 3 to 7 years for furniture and fixtures. Certain mining equipment is depreciated using the units-of-production method based upon estimated total proven and probable reserves. Maintenance and repairs are expensed as incurred.

      Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property including costs to further delineate the ore body and remove over burden to initially expose the ore body, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves. Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company generally makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is determined by many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins using the units-of-production method based on proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense. Costs incurred during the start-up phase of a mine are expensed as incurred. Ongoing mining expenditures on producing properties are charged against earnings as incurred. Major development expenditures incurred to increase production or extend the life of the mine are capitalized.

      Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company utilizes the methodology set forth in Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to evaluate the recoverability of capitalized mineral property costs. An impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis, is less than the carrying amount of the assets, including property plant and equipment, mineral property, development property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include estimates of proven and probable recoverable ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

      Restricted Investments: The Company, under the terms of its lease, self insurance, and bonding agreements with certain banks, lending institutions and regulatory agencies, is required to collateralize certain portions of the Company’s obligations. The Company has collateralized these obligations by

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

assigning certificates of deposit that have maturity dates ranging from three months to a year, to the respective institutions or agency. At December 31, 2003 and December 31, 2002, the Company holds certificates of deposit under these agreements of $8.7 million and $13.1 million, respectively, restricted for this purpose. The ultimate timing for the release of the collateralized amounts is dependent on the timing and closure of each mine. In order to release the collateral, the Company must seek approval from certain government agencies responsible for monitoring the mine closure status. Collateral could also be released to the extent the Company was able to secure alternative financial assurance satisfactory to the regulatory agencies. The Company believes there is a reasonable probability that the collateral will remain in place beyond a twelve-month period and has therefore classified these investments as long-term.

      Deferred Stripping Costs: Deferred stripping costs are unique to the mining industry and are determined based on the Company’s estimates for the life of mine strip ratio for each mine. These costs are capitalized in periods when the life of mine ratio is below the current mining strip ratio, and amortized during periods where the life of mine strip ratio is above the current strip ratio. The Rochester mine is the only mine that has previously capitalized deferred stripping costs. The life of mine strip ratio that was used to accumulate the deferred stripping amounts was 1.8 to 1 (waste to ore) and was based on the estimated average stripping ratio for the life of the mine, compared to the then current ratio of 2.2 to 1 (waste to ore). The deferred stripping costs have been amortized as waste and ore have been removed from the Rochester mine pit. At present the remaining life of mine plan estimates the future stripping ratio as 1.1 to 1 (waste to ore), and the remaining costs will be amortized over the remaining life of the mine. At December 31, 2003 and December 31, 2002 the carrying amount of the deferred stripping costs were $1.2 million and $1.5 million, respectively, and are included in other assets in the accompanying balance sheet. No additional deferred stripping costs were capitalized during the periods presented. Based on current reserves and current production levels complete amortization should occur in less than four years. The amounts that were amortized for the years ended December 31, 2003, 2002 and 2001 were $0.3 million, $0.2 million and $0.4 million, respectively.

      Reclamation and Remediation Costs: Estimated future costs are based principally on legal and regulatory requirements. Such costs related to active mines are accrued and charged over the expected operating lives of the mines using the units-of-production method. Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the undiscounted costs expected to be incurred at the site. Such cost estimates include, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates are reflected in earnings in the period an estimate is revised. In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” Prior to the adoption of SFAS No. 143, reclamation costs were accrued on an undiscounted, units-of-production basis. SFAS No. 143 requires entities to record the fair value of asset retirement obligations using the present value of projected future cash flows, with an equivalent amount recorded as basis in the related long-lived asset. An accretion cost, representing the increase over time in the present value of the liability, is recorded each period and the capitalized cost is depreciated over the useful life of the related asset. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced. Refer to Note K for additional disclosure.

      Foreign Currency: Substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income.

      Derivative Financial Instruments: On January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (as amended by SFAS No. 137) and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” These Statements require recognition of all derivatives as either assets or liabilities on the balance sheet and

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings (loss) or other comprehensive income (loss) (OCI). Appropriate accounting for changes in the fair value of derivatives held is dependent on whether the derivative transaction qualifies as an accounting hedge and on the classification of the hedge transaction.

      For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss), and are recognized in the Statement of Consolidated Operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings. Refer to Note P — Derivative Financial Instruments and Fair Value of Financial Instruments.

      Stock-based Compensation Plans: The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, to account for its stock-based compensation plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeded the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans. As allowed under SFAS No. 123, the Company has elected to continue to apply the intrinsic-value-based method of accounting described above, and has adopted only the disclosure requirements of SFAS No. 123.

      In December 2002, the FASB issued SFAS No. 148, “Accounting for Stock-based Compensation-Transition and Disclosure.” SFAS 148 amended FASB Statement No. 123, “Accounting for Stock-Based Compensation” to provide alternative methods of transition for a voluntary change to the fair-value based method of accounting for stock-based employee compensation. In addition, this Statement amends the disclosure requirements of Statement 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and the effect of the method used on the reported results. The provisions of SFAS 148 have no material impact on us, as we do not plan to adopt the fair-value method of accounting for stock options at the current time. Had compensation costs for the Company’s options been determined based on the fair value at the grant dates consistent with SFAS No. 123, the Company would have recorded the pro forma amounts presented below:

	Years Ended December 31,

	2003	2002	2001

	Restated	Restated
Net loss attributable to Common shareholders	$(66,232)	$(80,819)	$(3,067)
Unaudited pro forma net loss	$(66,248)	$(81,646)	$(3,312)
Basic and diluted net loss per share as reported	$(0.39)	$(1.03)	$(0.07)
Unaudited basic and diluted pro forma net loss per share	$(0.39)	$(1.04)	$(0.08)

      The fair value of each option grant was estimated using the Black-Scholes option pricing model with the following weighted average assumptions: risk free interest rate of 4.0%, 4.4% and 1.3% for 2003, 2002 and 2001, respectively; expected option life of 2-10 years for officers and directors; expected volatility of 45%, 89% and 93% for 2003, 2002 and 2001, respectively, and no expected dividends.

      Income Taxes: The Company computes income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires an asset and liability approach which results in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of those assets and liabilities, as well as operating loss and tax credit carryforwards, using enacted tax rates in effect in the years in which the differences are expected to reverse.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Comprehensive Loss: In addition to net loss, comprehensive income includes all changes in equity during a period, except those resulting from investments by and distributions to owners. Items of comprehensive income include the following:

	2003	2002	2001

Unrealized loss on marketable securities	$(306)	$(297)	$821
Change in fair value of derivative hedging, net of settlement	140	(10)	—
Excess additional pension liability on unrecorded service cost	(390)	(1,163)	—

Comprehensive gain (loss)	$(556)	$(1,470)	$821

      Net Loss Per Common Share: Loss per share is computed by dividing the net loss attributable to common stock by the weighted average number of common shares outstanding during each period. All stock options outstanding at each period end have been excluded from the weighted average share calculation. The effect of potentially dilutive stock options outstanding was antidilutive in years ending December 31, 2003, 2002 and 2001.

      Detail of potentially dilutive shares excluded from earnings per share calculation due to antidilution:

	December 31,	December 31,	December 31,
	2001	2002	2003

Options	779,094	1,750,675	1,650,054
6.375% Debentures Convertible at $25.77	2,571,595	2,139,387	—
7.25% Debentures Convertible at $17.45	839,542	668,481	548,023
13.375% Notes Convertible at $1.35	30,665,926	—	—

Total potentially dilutive shares	34,856,156	4,558,543	2,198,077

      Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

      Recent Accounting Pronouncements: In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). FIN 46 clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2003, and for variable interest entities created prior to February 1, 2003, no later than the end of the first reporting period after March 15, 2004. We have performed a review of any entities created subsequent to January 31, 2003, and determined the adoption of FIN 46 and FIN 46-R did not have a material impact on the Company’s financial reporting and disclosures. For any entities created prior to February 1, 2003,

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

we are currently assessing the impact of FIN 46 and FIN 46-R and do not believe that the adoption of FIN 46 and FIN 46-R will have a material impact on our financial reporting and disclosures.

      In April 2003, FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial reporting and disclosures.

      In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 generally is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We have evaluated SFAS No. 150 and determined that it does not have an impact on our financial reporting and disclosures.

      In December 2003, FASB issued SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This Statement revises employers’ disclosures about pension plans and other postretirement benefits plans. This Statement requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement also requires new disclosures for interim periods beginning after December 15, 2003. This Statement was effective for fiscal years ending after December 15, 2003. The Company adopted this Statement for the year ended December 31, 2003. Refer to Note N — Defined Benefit, Post-Retirement, 401(k), and Defined Contribution Plans.

      In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between this Statement and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability was recognized at the date of an entity’s commitment to an exit plan. This Statement is effective for exit or disposal activities that are initiated after December 31, 2002.

Note D — Liquidity

      The Company’s working capital at December 31, 2003 was approximately $100.3 million compared to $7.0 million at December 31, 2002. The ratio of current assets to current liabilities was 5.5:1 at December 31, 2003 compared to 1.2:1 at December 31, 2002. The increase in working capital is primarily the result of the common stock issuance in the fourth quarter.

      Net cash used in operating activities in 2003 was $5.1 million compared with $8.5 million used in operating activities in 2002. The most significant non-cash items included in the net loss in 2003 were

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

losses on early retirement of debt of $41.6 million, interest expense of $8.2 million paid with common stock, and the $2.3 million cumulative effect of change in accounting principle.

      A total of $33.4 million was used by investing activities in 2003 compared to $6.0 million used in 2002. In 2003, cash used for development of mining assets was $19.9 million and net purchases of short-term investments was $13.6 million.

      The Company’s financing activities provided $91.8 million during 2003 compared to $8.8 million in 2002. The variance is due to the proceeds received from issuance of common stock in 2003 of $105.7 million, net of offering costs of $5.4 million, and the issuance of 9% Notes of $33.8 million. In addition, $39.7 million of long-term debt was retired during 2003.

      The Company believes its cash on hand, the funds received in connection with the post year-end financing and cash from operations will be adequate to meet its obligations during the next twelve months. Nevertheless, if the Company decides to pursue additional mineral interests or acquisitions, additional equity issuances or financing may be necessary. There can be no assurances that such financing will be available when or if needed.

Note E — Short-Term Investments and Marketable Securities

      The Company classifies its investment securities as available-for-sale securities. Pursuant to Statement of Financial Accounting Standards No. 115 (SFAS 115), such securities are measured at fair market value in the financial statements with unrealized gains or losses recorded in other comprehensive income. At the time securities are sold or otherwise disposed of, gains or losses are included in earnings. The following is a summary of available-for-sale securities:

	Available-For-Sale Securities

		Gross	Gross	Estimated
		Unrealized	Unrealized	Fair
	Cost	Losses	Gains	Value

As of December 31, 2003
U.S. Corporate debt securities	$19,236	$12	$41	$19,265
Equity Securities	19	3	3	19

	$19,255	$15	$44	$19,284

As of December 31, 2002
U.S. Corporate debt securities	$13,408	$—	$—	$13,408
Equity Securities	782	4	355	1,133

	$14,190	$4	$355	$14,541

As of December 31, 2001
U.S. Corporate debt securities	$12,319	$—	$—	$12,319
Equity Securities	1,699	173	822	2,348

	$14,018	$173	$822	$14,667

      The gross realized gains on sales of available-for-sale securities totaled $0.1 million during 2003, $1.1 million during 2002, and nil for 2001. The gross realized losses totaled $0.1 million, $0.2 million, and $0.4 million during 2003, 2002 and 2001 respectively. The gross realized gains and losses are based on a carrying value (cost net of discount or premium) of $1.3 million, $1.5 million and $4.8 million of short-term investments sold or adjusted for other than temporary decline in market value during 2003, 2002 and 2001, respectively. Short-term investments mature at various dates through December 2004.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note F — Ore on Leach Pads

      Ore on leach pad consists of the following:

	December 31,

	2003	2002

Ore on leach pad — Current	$17,388	$11,082
Ore on leach pad — Non-current	14,705	15,474

Total ore on leach pads	$32,093	$26,556

Note G — Metal and Other Inventories

      Inventories consist of the following:

	December 31,

	2003	2002

In-process stockpile ore	$—	$—
Concentrate and dorè inventory	7,980	10,189
Supplies	4,555	4,657

Metal and other inventory	$12,535	$14,846

Note H — Property, Plant and Equipment

      Property, plant and equipment consists of the following:

	December 31,

	2003	2002

Land	$1,339	$1,407
Building Improvements	37,203	36,798
Machinery and equipment	48,529	37,989
Capitalized leases, machinery and equipment	475	—

	87,546	76,194
Accumulated depreciation	(52,868)	(49,531)

	$34,678	$26,663

      The Company has entered into various operating lease agreements which expire over a period of three years. Total rent expense charged to operations under these agreements was $4.4 million, $3.7 million and $3.2 million for 2003, 2002, 2001, respectively.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Minimum future lease payments under both capital and operating leases at December 31, 2003 are as follows:

	Capital	Operating
	Leases	Leases

Year Ending December 31,
2004	$207	$2,039
2005	114	661
2006	—	7
Thereafter	—	—
	—	—

	$321	$2,707

Less: Amount representing interest	13

Present value of net mining lease payments	308
Current maturities	197

	$111

Note I — Mining Properties

	December 31,

	2003	2002

Capitalized costs for mining properties, net of accumulated depletion consist of the following:
Operational mining properties:
Rochester Mine	$15,214	$12,033
Galena Mine(A)	3,073	—
Cerro Bayo Mine	3,754	7,504
Martha Mine	1,732	779

Total operational mining properties	23,773	20,316
Non-producing and developmental properties:
Kensington	24,979	24,979
San Bartolome	20,125	18,825
Other	142	3,150

Total non-producing and developmental properties	45,246	46,954

Total properties	$69,019	$67,270

(A)	During 2002, the Company made the determination that its carrying amount for the Coeur Silver Valley Galena Mine was impaired. As a result, the Company reduced the carrying amount to zero and recorded an impairment loss of $19.0 million. Additions in the current year are related to the adoption of SFAS 143 and additional development work performed in 2003.

Operational Mining Properties

      The Rochester Mine: The Company has conducted operations at the Rochester Mine, located in Western Nevada, since September 1986. The mine utilizes the heap-leaching process to extract both silver

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and gold from ore mined using open pit methods. Rochester’s primary product is silver with gold produced as a by-product.

      Galena Mine: Coeur Silver Valley owns and operates the Galena underground silver-copper mine, located near the city of Wallace, in Northern Idaho. On September 9, 1999, the Company acquired the remaining 50% of Coeur Silver Valley resulting in 100% ownership for the Company. The mine utilizes the cut and fill mining method with sand backfill to extract ore from the high grade silver-copper vein deposits that constitute the majority of the ore reserves.

      Cerro Bayo Mine: The Cerro Bayo Mine is a gold and silver open pit and underground mine located in southern Chile. Commercial production commenced on April 18, 2002.

      Martha Mine: The Martha Mine is an underground silver mine located in Argentina, approximately 270 miles southeast of Coeur’s Cerro Bayo mine. Coeur acquired 100% interest in the Martha mine in April 2002. In July 2002, Coeur commenced shipment of ore from the Martha mine to the Cerro Bayo facility for processing.

Non-Producing and Development Properties

      San Bartolome Project: On September 9, 1999, the Company acquired Empressa Minera Manquiri (“Manquiri”). Manquiri’s principal asset is the San Bartolome project, a silver exploration and development property located near the city of Potosi, Bolivia. The San Bartolome project consists of silver-bearing gravel deposits which lend themselves to simple surface mining methods. The mineral rights for the San Bartolome project are held through long-term joint venture/lease agreements with several local independent mining co-operatives and the Bolivian State owned mining company, (“COMIBOL”). As consideration for these JV/leases, production from San Bartolome is subject to a royalty of 4% payable to the co-operatives and COMIBOL. During the third quarter of 2003, the Company retained Flour Daniel Wright and SRK to prepare an updated feasibility study which is expected to be completed in the second quarter of 2004.

      Kensington Project: Kensington is a gold property located near Juneau, Alaska, which has been permitted for development based on a feasibility study which was completed in early 1998. During 2003, the Company continued alternative permitting efforts and site maintenance.

NOTE J — Long-Term Debt

Debt Reduction Program

      During the past five years, the Company has pursued a program of restructuring and reducing its outstanding indebtedness, which has resulted in a reduction of long-term debt from $246.5 million at December 31, 1998 to $9.6 at December 31, 2003. A summary of the major components of the program are as follows:

1998-2000 Repurchases and exchanges

      In 1998, the Company repurchased approximately $4.0 million principal amount of its outstanding 6% Debentures, approximately $36.5 million principal amount of its outstanding 7 1/4% Debentures and $1.6 million principal amount of its outstanding 6 3/8% Debentures for a total purchase price of approximately $28.5 million. During 1999, the Company repurchased approximately $10.2 million principal amount of its outstanding 6% Debentures for a total purchase price of approximately $6.2 million. During 2000, the Company repurchased approximately $9.1 million principal amount of its outstanding 6% Debentures and $22.0 million principal amount of its outstanding 7 1/4% Debentures for a total purchase price of approximately $13.9 million.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2001 Public Exchange Offer

      On June 29, 2001, the Company commenced an offer of its Series I 13 3/8% Senior Convertible Subordinated Notes due 2003 (“Series I 13 3/8 Notes”) in exchange for its outstanding 6%, 6 3/8% and 7 1/4% Debentures. The Company offered $1,000 principal amount of Series I 13 3/8% Notes for each $2,000 principal amount of 6 3/8% and 7 1/4% Debentures, and $1,000 principal amount of 13 3/8% Notes in exchange for each $1,000 principal amount of 6% Debentures. The exchange offer was completed on July 30, 2001 and on August 1, 2001, the Company issued a total of approximately $42.6 million principal amount of 13 3/8% Notes in exchange for approximately $2.0 million principal amount of 6% Debentures, $26.6 million principal amount of 6 3/8% Debentures and $54.5 million principal amount of 7 1/4% Debentures that were tendered and accepted in the exchange offer. In addition, the Company sold $25,000 principal amount of 13 3/8% Notes for cash in connection with the offer. The exchange offer reduced the Company’s outstanding long-term debt by approximately $39.9 million and increased shareholders’ equity by approximately $38.6 million. As a result of the exchange offer, the Company recorded a gain of approximately $39.2 million, net of offering costs.

      The Series I 13 3/8% Notes were senior in right of payment to the 6%, 6 3/8% and 7 1/4% Debentures. The Series I 13 3/8% Notes are convertible into Coeur common stock, at any time prior to maturity at a conversion price of $1.35 per share, subject to adjustment. Interest is payable semi-annually on June 30 and December 31 of each year. The Company is entitled to elect to pay interest in cash or stock, in its sole discretion. The Company elected to pay the $2.9 million of interest payable on December 31, 2001 in common stock, issuing a total of 3.8 million shares of common stock in payment thereof. The Company can elect to automatically convert the Series I 13 3/8% Notes during the first two years after issuance if the closing price of the common stock exceeds 200% of the conversion price for at least 20 trading days during a 30-day trading period ending within five trading days prior to the notice of automatic conversion. If an automatic conversion occurs within the first two years after issuance, or if holders elect to convert their Series I 13 3/8% Notes within the first two years after issuance and prior to notice of any automatic conversion, the Company is required to make a payment to the holders in cash, or at the Company’s option, in common stock, equal to two full years of interest, less interest already paid. The Series I 13 3/8% Notes are redeemable at the option of the Company two years after issuance, subject to certain conditions, and at the option of the holders in the event of a change in control.

2001 Private Exchange Transactions

      In the first quarter of 2001, the Company exchanged $5.0 million principal amount of outstanding 7 1/4% Debentures for 1.8 million shares of common stock. As a result, the Company recorded a gain of approximately $3.0 million, in connection with the reduction of indebtedness. In the second quarter of 2001, the Company exchanged a total of $11.0 million principal amount of 7 1/4% Debentures for 4.3 million shares of common stock. As a result, the Company recorded a gain of approximately $5.8 million.

2001 Conversions

      During the year ending December 31, 2001, holders of $1.8 million principal amount of the Series I 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 (the “Series I 13 3/8% Notes”) voluntarily converted such notes into approximately 1.3 million shares of common stock. In addition, 3.8 million shares of common stock were issued as payment for $2.9 million of interest expense on the Notes during 2001.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2002 Private Placement Transaction

      In May 2002, The Company issued $21.5 million principal amount of new Series II 13 3/8% Convertible Senior Subordinated Notes (“Series II 13 3/8% Notes”) due December 2003, for proceeds of approximately $13.5 million, net of discount of $5.5 million and offering costs of approximately $1.9 million. Proceeds from this transaction were used to retire the remaining outstanding $9.4 million of 6% Convertible Subordinated Debentures due June 10, 2002 upon their maturity along with accrued interest and for general corporate purposes. The Series II 13 3/8% Notes were issued on similar terms, subject to certain contingent provisions, as the Company’s previously issued, Series I 13 3/8% Convertible Senior Subordinated Notes (“Series I 13 3/8% Notes”) due December 31, 2003.

      The Series II Notes are convertible at any time prior to their maturity on December 31, 2003 at a conversion price of $1.35 per share, subject to adjustment. The Company may elect to automatically convert the Series II Notes at any time prior to maturity if the closing sale price of the Company’s common stock exceeds 200% of the conversion price for at least 20 trading days during a 30-day trading day period ending within five trading days prior to the notice of automatic conversion. If an automatic conversion occurs prior to maturity, the Company will make a payment to holders in cash or, at the Company’s option, in common stock, equal to $211.77 for each $1,000 principal amount of notes, less any interest actually paid prior to automatic conversion. If paid in common stock, the shares of common stock will be valued at 90% for the average of the closing price of the Company’s common stock for the five trading days immediately preceding the second trading day prior to the automatic conversion date. If holders elect to convert their Series II Notes prior to maturity and prior to notice of automatic conversion, they will have the right to receive a payment upon conversions equal to $211.77 for each $1,000 principal amount of notes, less interest actually paid, payable in cash or common stock at the Company’s option. If paid in common stock, the shares will be valued at 90% of the average of the closing price of the Company’s common stock for the five trading days immediately preceding the second trading day prior to the voluntary conversion date, subject to a minimum valuation equal to the conversion price.

2002 Exchanges and Conversions

      During 2002, the holders of the 6%, 6 3/8% and 7 1/4% Debentures exchanged a total of $13.7 million, $11.1 million, and $3.0 million principal amount, respectively, in exchange for a total of 14.4 million, 8.6 million and 2.3 million shares of common stock, respectively. Shares issued for the 6 3/8% and 7 1/4% Debentures include 0.7 million and 0.2 million shares of common stock issued for payment of interest.

      As of December 31, 2002, the holders of a total of approximately $28.8 million principal amount of Series I 13 3/8% Notes had converted their notes into a total of 21.2 million shares of common stock, excluding make whole interest payments.

      As of December 31, 2002, the holders of a total of approximately $21.5 million principal amount of Series II 13 3/8% Notes had converted their notes into a total of 15.9 million shares of common stock. As a result, the entire issue of Series II 13 3/8% Notes had converted into common stock. The Company issued 2.9 million shares for payment of interest.

2003 Issuance of 9% Senior Convertible Notes

      On February 26, 2003, the Company completed a private placement of $37.2 million principal amount of 9% Notes. The net proceeds were approximately $33.8 million. The 9% Notes are senior in right of payment to the 6 3/8% and 7 1/4% Debentures. The 9% Notes are convertible into Coeur common stock, at any time prior to maturity at a conversion price of $1.60 per share, subject to adjustment. Interest is payable semi-annually on February 15 and August 15 of each year. The Company is entitled to elect to

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

pay interest in cash or stock, in its sole discretion. The 9% Notes are redeemable at the option of the Company six months after issuance, subject to certain conditions, and at the option of the holders in the event of a change in control. Of the financial advisory fees paid by the Company in connection with the issuance of the 9% Notes, the Company elected to issue 0.6 million unregistered shares of common stock valued at $1.54 per share in lieu of cash. No underwriter was used with this transaction. The private placement was made to several accredited institutional investors. The private placement was exempt from registration under the Securities Act of 1933 by virtue of Regulation D thereunder.

      On March 7, 2003, the Company called for the redemption of approximately $22.4 million principal amount of the outstanding 6 3/8% Debentures, which was funded by a portion of the proceeds received from the sale of the 9% Notes. The debt was retired on April 7, 2003.

      Effective as of July 10, 2003, Coeur d’Alene Mines Corporation entered into a series of agreements under which indebtedness of the Company will be exchanged for or converted into shares of the Company’s common stock, (the “Common Stock”). The Company and each of the holders of the Company’s 9% Notes entered into an Early Conversion Agreement. The amount of principal converted under the Early Conversion Agreements was $32.6 million, and the common shares issued, including interest, was approximately 27.5 million. The Company recorded a loss on early retirement of debt of $4.2 million in the third quarter of 2003 in conjunction with these transactions.

2003 Exchanges and Conversions

      During 2003, holders of $12.7 million of our 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 voluntarily converted such notes, in accordance with original terms, into approximately 9.6 million shares of common stock which includes 0.2 million shares issued for interest due under the terms of the agreement.

      During 2003, the Company exchanged $27.9 million and $2.1 million principal amount of our outstanding 6 3/8% Convertible Subordinated Debentures due 2004 and our 7 1/4% Convertible Subordinated Debentures due 2005, respectively, in exchange for 18.5 million shares of common stock and recorded a loss on exchange and early retirement of debt of approximately $29.7 million. The shares issued included 0.5 million shares of common stock issued as payment for interest expense as part of the transaction. In conjunction with the issuance of the 9% Convertible Senior Subordinated Notes due 2007, the Company also issued 0.6 million shares of common stock for partial payment of offering costs of $1.0 million.

2003 Redemptions

      On November 25, 2003, the Company issued 3.1 million shares of common stock in a registered offering, the proceeds of which were used to redeem the remaining $4.6 million principal amount of the 9% Convertible Senior Subordinated Notes and recorded a loss on the early retirement of debt of $7.6 million. In addition, during the fourth quarter of 2003, the Company redeemed the remaining $4.9 million principal amount of the 6 3/8% Convertible Subordinated Debentures due January 2004.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Debt-for-Equity Conversions and Exchanges

      The following table sets forth debt-for-equity conversions exchanges for each year in millions:

					Gain/(Loss)
	Common	Principal	Interest	Discount and	on Early
	Shares	Amount	Expense	Offering Costs	Retirement of Debt

2003
Converted
13.375% Notes Series I due 2003	9.4	$12.7	$—	$(0.30)	$—
Interest	0.2	—	0.3	—	—
Exchanged
6.375% Debentures due 2004	16.6	27.9	—	(0.10)	(27.5)
Interest	0.5	—	0.9	—	—
7.25% Debentures due 2005	1.4	2.1	—	—	(2.2)
9% Notes due 2007	23.0	32.6	—	(4.20)	(4.2)
Interest	4.5	—	7.0	—	—

TOTAL	55.6	$75.3	$8.2	$(4.60)	$(33.9)

2002
Converted
13.375% Notes Series I due 2003	21.2	$28.8	$—	$(1.30)	$—
Interest	5.1	—	7.9	—	—
13.375% Notes Series II due 2003	15.9	21.5	—	(6.04)	—
Interest	2.9	—	4.5	—	—
Exchanged
6% Debentures exchanged June 2002	14.4	13.7	—	(0.03)	(2.9)
6.375% Debentures due 2004	7.9	11.1	—	(0.06)	(12.9)
Interest	0.7	—	1.0	—	—
7.25% Debentures due 2005	2.1	3.0	—	(0.04)	(3.3)
Interest	0.2	—	0.2	—	—

TOTAL	70.4	$78.1	$13.6	$(7.47)	$(19.1)

2001
Converted
13.375% Notes Series I due 2003	1.3	$1.8	$—	$(0.43)	$—
Interest	3.8	—	2.9	—	—
Exchanged
7.25% Debentures due 2005	6.1	16.0	—	(0.27)	9.0

TOTAL	11.2	$17.8	$2.9	$(0.70)	$9.0

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Redemptions of Debentures

      The following table sets forth cash redemptions of debentures each year in millions:

	Principal	Purchase	Offering	Loss on Early
	Amount	Amount	Cost	Retirement of Debt

2003:
6 3/8% Debentures	$27.3	$27.3	—	—
9% Debentures	$4.6	$13.5	$(1.30)	$(7.6)
2002:
6% Debentures	$9.4	$9.4	$(.03)	—
2001:
None	—	—	—	—

7 1/4% Debentures

      The $9.6 million principal amount of 7 1/4% Debentures due 2005 outstanding at December 31, 2003 are convertible into shares of common stock at the option of the holder on or before October 31, 2005, unless previously redeemed, at a conversion price of $17.45 per share, subject to adjustment in certain events.

      The Company is required to make semi-annual interest payments. The Debentures are redeemable at the option of the Company, and have no other funding requirements until maturity on October, 2005.

      The fair value of the long-term borrowing is determined by market transactions on or near December 31, 2003 and 2002, respectively. The carrying amounts and fair values of long-term borrowings, as of December 31, 2003 and 2002, consisted of the following:

	December 31, 2003		December 31, 2002

	Carrying	Fair	Carrying	Fair
Convertible Debentures	Value	Value	Value	Value

13 3/8% Notes Series I due 2003	—	—	$12,735	$19,612
6 3/8% Debentures due 2004	—	—	$55,132	$55,132
7 1/4% Debentures due 2005	$9,563	$9,552	$11,665	$10,965

      Total interest expense on Debentures and Notes for the year ended December 31, 2003, 2002, and 2001 was $12.9 million, $21.9 million, and $14.6 million, respectively.

      Interest paid was $13.0 million, of which $9.0 million was paid in stock, $19.2 million, of which $13.5 million was paid in stock and $16.2 million 2003, 2002, and 2001, respectively.

Building Loan

      In 2002, the Company secured a 10-year loan at an interest rate of 10% for the Corporate Office Building utilizing the building as collateral for the loan. The amount of this loan outstanding at December 31, 2003 was $1.2 million and is included in other long-term liabilities in the accompanying consolidated financial statements. This loan was paid in full in February 2004.

NOTE K — Reclamation and Remediation Costs

      Reclamation and remediation costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation costs for inactive properties. The estimated undiscounted cash flows generated by our assets and the estimated

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

liabilities for reclamation and remediation are determined using the Company’s assumptions about future costs, mineral prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

      Effective with the first quarter of 2003 the Company was required by the FASB to change the methodology used to recognize its reclamation obligations. Prior to 2003, the Company recognized a pro rata share of the future estimated reclamation liability on a units-of-production basis. After January 1, 2003 companies are required to recognize the full discounted estimated future reclamation liability and set up a corresponding asset to be amortized over the life of the mine on a units-of-production basis. The impact of this change was accounted for as a change in accounting principle as of January 1, 2003, and the effects of this change are discussed below.

      Upon initial application of FASB No. 143 “Accounting for Asset Retirement Obligations,” the Company recognized the following:

1. A liability of $20.7 million for the existing asset retirement obligations based on the discounted fair market value of future cash flows to settle the obligations,

2. An asset of $11.4 million to reflect the retirement cost capitalized as an increase to the carrying amount of the associated long-lived asset, offset by $7.6 million of accounting depletion through January 1, 2003, and

3. A cumulative effect of change in accounting principle of $2.3 million at January 1, 2003.

      The Company measured the cumulative accretion and accumulated depreciation for the period from the date the liability would have been recognized if FASB No. 143 were in effect when the Company incurred the liability to the date of the adoption of the Statement and has reported these as a cumulative effect of a change in accounting principle. For the initial measurement of these existing obligations the Company used current information, assumptions, and interest rates. The initial implementation of FASB No. 143 also required the Company to reverse all previously recognized retirement obligations (reclamation accruals) as part of the cumulative effect adjustment.

      The Asset Retirement Obligation is measured using the following factors: 1) Expected labor costs, 2) Allocated overhead and equipment charges, 3) Contractor markup, 4) Inflation adjustment, and 5) Market risk premium. The sum of all these costs was discounted, using a credit adjusted risk-free interest rate of 7.5%, from the time we expect to pay the retirement obligation to the time we incur the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

      Upon initial recognition of a liability for an asset retirement obligation, the Company capitalized the asset retirement cost with a corresponding debit to the carrying amount of the related long-lived asset. The Company will deplete this amount to operating expense using the units-of-production method. The Company is not required to re-measure the obligation at fair value each period, but the Company is required to evaluate the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using a current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following is a description of the changes and pro forma changes to the Company’s asset retirement obligations from January 1 to December 31, 2003 and 2002:

		Pro Forma
	2003	2002

	(In thousands)
Assets:
Asset Retirement Obligation — January 1	$20,662	$19,553
Accretion	1,550	1,466
Additions	—	—
Settlements/ Expenditures	(1,555)	(357)

Asset Retirement Obligation — December 31	$20,657	$20,662

      The following table summarizes the pro forma effects of the application of SFAS No. 143, as if the Statement had been retrospectively applied for the periods ending on December 31, 2002 and 2001:

	December 31,	December 31,
	2002	2001

	Restated

	(In thousands except per share
	data)
Net loss as reported	$(80,819)	$(3,067)

Unaudited net loss pro forma	$(83,341)	$(3,237)

Basic and diluted earnings per share as reported	$(1.03)	$(0.07)

Unaudited basic and diluted earnings per share pro forma	$(1.07)	$(0.08)

      In addition, had the Company adopted the provisions of SFAS No. 143 prior to January 1, 2003, the amount of the asset retirement obligations on a pro forma basis would have been as follows:

Pro Forma Asset
Retirement Obligation

(In thousands)
January 1, 2000	$18,937

December 31, 2000	$18,282

December 31, 2001	$19,553

December 31, 2002	$20,662

Note L — Income Taxes

      The components of the provision for income taxes in the consolidated statements of operations are as follows:

	Years Ended
	December 31

	2003	2002	2001

Current	$7	$—	$6
Deferred	—	—	—

Benefit (provision) for income tax	$7	$—	$6

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      As of December 31, 2003, 2002 and 2001 the significant components of the Company’s net deferred tax liabilities were as follows:

	Years Ended December 31,

	2003	2002	2001

Deferred tax liabilities:
PP&E, net	$6,643	$5,276	$6,560

Total deferred tax liabilities	$6,643	$5,276	$6,560

Deferred tax assets:
Net operating loss carryforwards	$94,544	$88,069	$109,526
AMT credit carryforwards	1,459	1,459	1,459
Business credit carryforwards	205	205	205
Capital loss carryforwards	5,237	—	—

Total deferred tax assets	101,445	89,733	111,190
Mineral properties impairment	70,202	59,997	66,663
Unrealized hedging losses	—	—	1,443
Other	3,014	2,500	3,101
Valuation allowance for deferred tax assets	(168,018)	(146,954)	(175,837)

Total deferred tax assets	$6,643	$5,276	$6,560

Net deferred tax liabilities	$—	$—	$—

      Changes in the valuation allowance relate primarily to net operating losses which are not currently recognized. The Company has reviewed its net deferred tax assets and has not recognized potential tax benefits arising therefrom because at this time management believes it is more likely than not that the benefits will not be realized in future years.

      For tax purposes, as of December 31, 2003, the Company has operating loss carryforwards as shown in the table below, which expire in 2008 through 2023 for U.S. carryforwards. Australian, Chilean and New Zealand laws provide for indefinite carryforwards of net operating losses. During 2002, the Company, for U.S. tax purposes, was subject to the U.S. change of ownership rule which limits the availability of existing tax attributes including net operating losses to shelter future taxable income. The Company estimates that the change of ownership limitation on net operating losses incurred prior to 2002 is approximately $50.0 million. As a result, the Company will not be able to utilize in the future approximately $100 million of the U.S. net operating losses that existed as of December 31, 2001. Consequently, deferred tax assets have been reduced in 2002 for this loss of net operating loss carryforwards with a corresponding reduction in the valuation allowance.

	U.S.	Australia	Chile	New Zealand	Total

Regular losses	$90,661	$2,494	$85,600	$91,371	$270,126
ATM credits	1,459	—	—	—	1,459
General business credits	205	—	—	—	205
Capital loss carryforwards	5,237	—	—	—	5,237

      The Company also concluded in 2002 that it could no longer reinvest unremitted earnings of its non U.S. subsidiaries. Accordingly, the Company increased its deferred tax assets related to foreign net operating losses and increased the Company’s valuation allowance associated with these deferred tax assets.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A reconciliation of the Company’s effective income tax rate with the federal statutory tax rate for the periods indicated is as follows:

	Years Ended December 31,

	2003	2002	2001

Tax benefit on continuing operations computed at statutory rates	35.0%	35.0%	35.0%
Tax effect of foreign affiliates’ statutory rates percentage depletion	—	—	59.1%
Percentage depletion	—	—	(238.5)%
Interest on foreign subsidiary debt	—	—	110.8%
Change in valuation allowance	(31.4)%	(41.5)%	16.5%
Non-deductible interest	(23.2)%	5.3%	81.8%
Adjustments to prior periods due to filed returns	17.8%	—	—
Other (net)	1.8%	1.2%	5.3%

Effective tax rate	0.0%	0.0%	0.0%

Note M — Shareholders Equity

      On May 11, 1999, the Company’s shareholders adopted a new shareholder rights plan (the “Plan”). The Plan entitles each holder of the Company’s common stock to one right. Each right entitles the holder to purchase one one-hundredth of a share of newly authorized Series B Junior Preferred Stock. The exercise price is $100, making the price $10,000 per full preferred share. The rights will not be distributed and become exercisable unless and until ten business days after a person acquires 20% of the outstanding common shares or commences an offer that would result in the ownership of 30% or more of the shares. Each right also carries the right to receive upon exercise that number of Coeur common shares which has a market value equal to two times the exercise price. Each preferred share issued is entitled to receive 100 times the dividend declared per share of common stock and 100 votes for each share of common stock and is entitled to 100 times the liquidation payment made per common share. The Board may elect to redeem the rights prior to their exercisability at a price of $0.01 per right. The new rights will expire on May 24, 2009, unless earlier redeemed or exchanged by the Company. Any preferred shares issued are not redeemable. At December 31, 2003 and 2002, there were a total of 213,135,975 and 118,594,056 outstanding rights, respectively, which was equal to the net number of outstanding shares of common stock.

Stock Issues During 2003

      During the third quarter of 2003, the Company completed a public offering of 23.7 million shares of common stock at a public offering price of $3.40 per share, which included 3.1 million shares purchased by the underwriters at the offering price to cover over allotments. The Company realized total net proceeds from the offering, after payment of the underwriters’ discount, of approximately $76.0 million.

      On July 7, 2003, the Company sold 0.2 million shares of common stock to an institutional investor for an aggregate of $0.3 million, or $1.40 per share. The net proceeds from the sale of shares were used to pay amounts owed by the Company’s subsidiary, Empresa Minera Manquiri S.A., a Bolivian corporation, under contracts pursuant to which it obtained certain mineral rights in Bolivia and for general corporate purposes. The sale of shares was effected pursuant to the Company’s shelf registration statement.

      On May 23, 2003, the Company sold 8.1 million shares of common stock to an institutional investor for an aggregate of $10.0 million, or $1.23 per share. The Company also granted the investor an option, exercisable within 30 days, to purchase an additional 1.2 million shares of common stock at a price of $1.23 per share. The proceeds of the sale were used for general corporate purposes and working capital

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

needs, including the repayment of 13 3/8% Notes and 6 3/8% Debentures. On June 20, 2003, the Company sold 1.2 million shares of common stock to the institutional investor for an aggregate of $1.5 million, or $1.23 per share, in connection with the above-referenced option. The sale of shares was effected under the Company’s shelf registration statement.

      On November 25, 2003, the Company issued 3.1 million shares of common stock in a registered offering, the proceeds of which were used to redeem the remaining $4.6 million principal amount of the 9% Convertible Senior Subordinated Notes and recorded a loss on the early retirement of debt of $7.6 million. In addition, during the fourth quarter of 2003, the Company redeemed the remaining $4.9 million principal amount of the 6 3/8% Convertible Subordinated Debentures due January 2004.

Note N — Stock-Based Compensation Plans

      The Company has an Annual Incentive Plan (the “Annual Plan”), a Long-Term Incentive Plan (the “Long-Term Plan”) and a Directors’ Plan (the “Directors’ Plan”).

      Benefits under the Annual Plan were payable in cash for 2003, 2002 and 2001.

      Under the Long-Term Plan, benefits consist of non-qualified stock and incentive stock options that are exercisable at prices equal to the fair market value of the shares on the date of grant and vest cumulatively at an annual rate of one third during the three-year period following the date of grant. In addition to stock options, the Long-Term Plan may annually grant stock appreciation rights (SAR’s), restricted stock, restricted stock units, performance shares, performance units, cash based awards, and stock based awards. As of December 31, 2003, the amount of authorized shares to issue under this plan was 9.7 million shares. There were 1.2 million shares and 1.3 million shares reserved for issuance under this plan at December 31, 2003 and 2002, respectively. During 2003, restricted stock for 1.2 million shares were issued under this plan.

      The Directors’ Plan options are granted only in lieu of an optionee’s foregone annual directors’ fees. Under this Plan 1,200,000 shares of Common Stock are authorized for issuance. As of December 31, 2003, 2002 and 2001, a total of 106,478, 181,060 and 134,612 options, respectively, had been granted in lieu of $0.1 million, each year of foregone directors’ fees. The total amount of shares reserved at December 31, 2003 and 2002 were 486,808 and 449,382, respectively under this plan.

      As of December 31, 2003 and 2002, stock options to purchase 1,650,054 shares and 1,750,675 shares, respectively, were outstanding under the Long-Term and the Directors’ Plans described above. The options are exercisable at prices ranging from $0.74 to $19.94 per share. Total employee compensation expense charged to operations under these Plans were $0.1 million, $0.8 million and $0.7 million for 2003, 2002,

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

and 2001, respectively. A summary of the Company’s stock option activity and related information for the years ended December 31, 2003, 2002 and 2001 follows:

			Weighted Average
		Weighted Average	Fair value of
	Shares	Exercise Price	Options Granted

Stock options outstanding at December 31, 2000	708,266	$9.47
Granted	403,473	$0.81	$0.81
Canceled/expired	(332,645)	$14.02

Stock options outstanding at December 31, 2001	779,094	$2.81
Granted	1,052,525	$1.50	$1.31
Canceled/expired	(80,944)	$2.12

Stock options outstanding at December 31, 2002	1,750,675	$2.05
Granted	106,478	$2.08	$1.08
Exercised	(72,052)	$1.13
Canceled/expired	(135,047)	$1.91

Stock options outstanding at December 31, 2003	1,650,054	$2.11

      Options exercisable at December 31, 2003, 2002 and 2001 were, 1,616,532, 1,650,108 and 609,089, respectively.

      The following table summarizes information for options currently outstanding at December 31, 2003:

	Options Outstanding
				Options Exercisable
		Weighted
		Average	Weighted		Weighted
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Range of Exercise Price	Outstanding	Life (Yrs.)	Price	Exercisable	Price

$0.74 to $1.22	506,127	7.78	$0.80	506,127	$0.80
$1.23 to $1.85	774,975	8.58	$1.65	774,975	$1.65
$1.86 to 2.63	111,502	8.90	$2.10	111,502	$2.10
$2.64 to $4.81	196,348	6.04	$3.68	162,826	$3.71
$4.82 to $8.94	21,005	4.02	$8.90	21,005	$8.90
$8.95 to $19.94	40,097	2.94	$16.21	40,097	$16.21

	1,650,054			1,616,532

      As of December 31, 2003, 7,444,140 shares were available for future grants under these incentive Plans and 548,023 shares of common stock were reserved for potential conversion of Convertible Subordinated Debentures.

Note O —	Defined Benefit, Post-Retirement Medical Benefit, Defined Contribution and 401(k) Plans

Defined Benefit Plan

      In connection with the acquisition of certain Asarco silver assets acquired in 1999, the Company is required to maintain non-contributory defined benefit pension plans covering substantially all employees at Coeur Silver Valley. Benefits for salaried plans are based on salary and years of service. Hourly plans are based on negotiated benefits and years of service. The Company’s funding policy is to contribute annually the minimum amount prescribed, as specified by applicable regulations. Prior service costs and actuarial

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

gains and losses are amortized on plan participants’ expected future period of service using the straight-line method.

Actuarial Present Value of Projected Benefit Obligation:

      The actuarial present value of our accumulated plan benefits has been determined using the following assumptions:

Factor	Method

Discount Rate for Benefit Obligations	6.0%
Expected Return on Plan Assets	7.0%
Rate of Compensation Increased	5.0%

Expected long-term rate of return on plan assets:

      The long-term expected rate of return on plan assets for purposes of the actuarial valuation was assumed to be 6% and 7% as of December 31, 2003 and 2002, respectively. The rate used is based on the plan’s experience and asset mix of the portfolio, as well as taking into consideration the fact that no lump sum distributions are paid from the plan. The plan had an expected return on plan assets of $(0.2) million and $(0.1) million for 2003 and 2002, respectively. The actual return on plan assets was $0.4 million and negative $0.2 million for 2003 and 2002, respectively. The actuarial gains and losses for each period are amortized using a straight-line method over 10.7 years. This will have a future impact on operations of approximately $0.3 million per year.

Plan assets and determination of fair value:

      The fair value of plan assets is determined using the market value of the investments held by the plan at December 31 of each year as quoted by public equity and bond markets. The asset mix is in accordance with the plan’s fiduciary investment policy which allows for 60% equity investments, 35% fixed income investments and 5% cash and cash equivalents. The current investment portfolio for the funded portion of the obligation is held in a trust. The Company’s funding policy is to contribute amounts to the plan sufficient to meet the minimum funding requirements as set forth in the Employee Retirement Income Security Act of 1974 plus such additional tax deductible amounts as may be advisable under the circumstances. The Company has funded $0.8 million and $0.9 million in 2003 and 2002, respectively, toward the obligation. The Company expects to contribute approximate $0.8 million for each of the next five years. The plan assets are invested principally in commingled stock funds, mutual funds and securities issued by the United States government.

      Pursuant to the plan’s fiduciary investment policy, the plan adopts more specific investment directives from time to time. The plan’s current investment directives are 10% guaranteed investment contracts, 30% fixed income investments, 30% large company investments and 30% S&P 500 index funds. Based on this current investment directive, the plan’s actual portfolio at December 31, 2003 had 9% guaranteed investment contracts, 28% conservative bond investments, 42% large company investments and 21% S&P 500 index funds. Since the performance of each asset class of the portfolio within any measurement period will impact its relative weight in the portfolio, the actual percentage of each asset class in the portfolio at December 31, 2003 does not match exactly to the current directive.

      The expected long-term rates of return for each asset class within the portfolio, and therefore the portfolio average, is based on an estimate of the return for each of the securities within an asset class, which are currently benchmarked at 8.75% for equity investments, 5.5% for fixed income investments and 4% for cash and cash equivalents. For each type of investment within the Trust’s portfolio structure, the

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Trustees evaluate both returns and the relationship between risk and return. The expectation is that each asset class will produce a superior risk-adjusted return over a market cycle.

      The following table shows the expected rate of return for each asset class along with the standard deviation or volatility associated with each asset class.

	Expected Rate	Standard Deviation
Mix	of Return	Or Volatility

60% equity investments	8.75%	16.00%
30% fixed income investments	5.50%	7.25%
10% cash and cash equivalents	4.00%	1.00%

	7.40%	11.00%

      The Trustees evaluate the level of volatility within the total Trust and each of its component investments. The Trustees have set maximum volatility thresholds for each class of investment which consist of 16% for equity investments, 7.25% for fixed income investments and 1% for cash and cash equivalents, with the total portfolio volatility expected to not exceed 11%. The Trustees then compare how these specific investments perform against other indexed funds and other managed portfolios with similar objectives. The specific criteria used to measure the performance is as follows:

1) A targeted 7-11% average annualized return based on long-term historical market data;

2) Expected returns over a market cycle that exceed the total portfolio indexed benchmark;

3) Volatility that is not substantially greater than the portfolio indexed benchmark volatility of 11%; and

4) Risk adjusted returns that are above market line analysis when compared with indexed benchmarks.

The components of net periodic benefit costs are as follows:

	For the Year Ended
	December 31,

	2003	2002	2001

Assumptions:
Discount rate	7.0%	7.5%	8.0%
Components of net periodic benefit cost
Service cost	$269	$311	$179
Interest cost	335	290	138
Expected return on plan assets	(180)	(143)	(121)
Amortization of prior service cost	56	56	31
Amortization of transitional obligation	—	—	—
Recognized actuarial loss	232	210	35

Net periodic benefit cost	$712	$724	$262

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The change in benefit obligation and plan assets and a reconciliation of funded status are as follows:

	At December 31,

	2003	2002

Change in benefit obligation
Projected benefit obligation at beginning of year	$4,693	$2,703
Service cost	269	311
Interest cost	335	290
Plan amendments	—	—
Benefits paid	(141)	(94)
Actuarial loss (gain)	1,181	1,483

Projected benefit obligation at end of year	$6,337	$4,693

Change in plan assets
Fair value of plan assets at beginning of year	$2,250	$1,644
Actual return on plan assets	419	(201)
Plan amendment	—	—
Employer contributions	790	901
Benefits paid	(141)	(94)
Administrative expenses	—	—

Fair value of plan assets at end of year	$3,318	$2,250

Reconciliation of funded status
Funded status	$(3,019)	$(2,443)
Unrecognized actuarial gain	3,517	2,807
Unrecognized transition obligation	—	—
Unrecognized prior service cost	444	500

Net amount of asset (liability) reflected in consolidated balance sheet	$942	$864

Weighted average assumptions
Discount rate	6.0%	7.0%
Expected long-term rate of return on plan assets	7.0%	8.0%
Rate of compensation increase	5.0%	5.0%

Post Retirement Medical Benefits

      The Company’s subsidiary, Coeur Silver Valley Inc., provides certain health care benefits for retired employees and their dependents who retired before September 9, 1999. The current hourly employees of Coeur Silver Valley Inc. are not eligible for post retirement health insurance if eligible for retirement under the Coeur Silver Valley Retirement Plan. These benefits are insured through outside carriers.

Actuarial Present Value of Projected Benefit Obligation:

      The discount rate was determined based on Moody’s AAA Bond Rating and the rate applied was within the range of expected experience. The medical trend rate was determined based on the group rated experience. The Company amortizes its unrecognized, unfunded accumulated post-retirement benefit

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

obligation using a straight-line method over a 6.9-year period. The 6.9-year estimate is based on a statistically determined average of estimated future service for the Company’s employees.

Expected long-term rate of return on plan assets

      No assets are held in a trust for the post retirement health care plan; therefore, there is no expected long-term rate of return assumption. A “pay as you go” funding method is utilized under this plan. The Company contributed $0.2 million to the plan for each of 2003 and 2002. The Company expects to contribute to the plan approximately $0.2 million each year for the next five years.

      A 1% increase in the medical trend rate assumption would result in an additional $8,000 in interest cost and a $0.1 million increase in post-retirement benefit obligation. A 1% decrease in the medical trend rate assumption would result in an $7,000 decrease in interest cost and a $0.1 million decrease in post-retirement benefit obligation.”

      The following table sets forth the actuarial present value of postretirement medical benefit obligations and amounts recognized in the Company’s financial statements:

	At December 31,

	2003	2002

	(In thousands)
Assumptions:
Discount rate	6.00%	7.00%
Change in benefit obligation
Net benefit obligation at beginning of year	$2,112	$1,744
Service cost	18	16
Interest cost	117	143
Actuarial (gain) loss	(77)	403
Benefits paid	(175)	(194)

Net benefit obligation at end of year	$1,995	$2,112

Assets
Assets at beginning of year	—	—
Benefits paid	(175)	(194)
Contributions	175	194

Assets at end of year	$—	$—

Funded status
Funded status at end of year	$(1,995)	$(2,112)
Unrecognized net actuarial (gain) loss	43	120
Unrecognized net transition obligation	—	—

Net amount recognized at end of year (recorded as accrued benefit cost in the accompanying balance sheet)	$(1,952)	$(1,992)

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The components of net periodic benefit costs are as follows:

	For the Year Ended
	December 31,

	2003	2002	2001

	(In thousands)
Assumptions:
Discount rate	7.0%	7.5%	8.0%
Components of net periodic benefit cost:
Service cost	$18	$16	$14
Interest cost	117	143	118
Amortization of:
Transitional obligation	—	—	—
Actuarial (gain) loss	—	—	(15)

Net periodic pension cost	$135	$159	$117

Sensitivity of Retiree Welfare Results:

	For the Year
	Ended
	December 31,

	2003	2002

	(In thousands)
Effect of a one percentage point increase in assumed ultimate health care cost trend
— on total service and interest cost components	$8	$9
— on postretirement benefit obligation	$117	$122
Effect of a one percentage point decrease in assumed ultimate health care cost trend
— on total service and interest cost components	$(7)	$(8)
— on postretirement benefit obligation	$(100)	$(103)

      Postretirement benefits include medical benefits for retirees and their dependents.

      In December 2003, The Medicare Prescription Drug, Improvement and Modernization Act of 2003 was enacted. Our accumulated postretirement benefit obligation and net periodic postretirement do not reflect the effects that the requirements of this law may have on those calculations. FASB is expected to provide additional guidance for the accounting treatment related to the requirements of this statute, which could require changes to previously reported information.

Defined Contribution Plan

      The Company provides a noncontributory defined contribution retirement plan for all eligible U.S. employees. Total plan expenses charged to operations were $0.8 million, $0.7 million, and $0.7 million for 2003, 2002, and 2001, respectively, which is based on a percentage of salary of qualified employees.

401(k) Plan

      The Company maintains a savings plan (which qualifies under Section 401(k) of the U.S. Internal Revenue code) covering all eligible U.S. employees. Under the plan, employees may elect to contribute up

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

to 100% of their cash compensation, subject to ERISA limitations. The Company is required to make matching cash contributions equal to 50% of the employees’ contribution or up to 3% of the employees’ compensation. Employees have the option of investing in thirteen different types of investment funds. Total plan expenses charged to operations were $0.4 million, $0.4 million and $0.3 million in 2003, 2002, and 2001, respectively.

Note P —	Derivative Financial Instruments and Fair Value of Financial Instruments

      The Company enters into derivative contracts to manage certain risks resulting from fluctuations in foreign currency exchange rates. The Company accounts for its derivative contracts in accordance with SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” which the Company adopted on January 1, 2001. Accordingly, unrealized gains and losses related to the change in fair market value of derivative contracts, which qualify and are designated as cash flow hedges, are recorded as other comprehensive income or loss and such amounts are recognized into earnings as the associated contracts are settled. At December 31, 2003, 2002, and 2001, the Company had foreign exchange contracts of $1.3 million, $5.7 million and nil in U.S. dollars, respectively.

      The Company enters into forward metal sales contracts to manage a portion of its cash flows against fluctuating gold prices. As of December 31, 2003, the Company had sold 16,600 ounces of gold for physical delivery on various dates through 2004 at an average price of $348, respectively. For metal delivery contracts, the realized price pursuant to the contract is recognized when physical gold or silver is delivered in satisfaction of the contract. For the years ended December 31, 2003, 2002 and 2001, Coeur’s forwards program yielded gain (loss) $(1.7) million, $(0.2) million and $0.4 million, respectively.

      The Company enters into concentrate sales contracts with third-party smelters. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices and the provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates at the forward price at the time of sale. The embedded derivative, which is the final settlement price based on a future price, does not qualify for hedge accounting. These embedded derivatives are recorded as derivative assets (in Prepaid expenses and other), or derivative liabilities (in Accrued liabilities and other), on the balance sheet and are adjusted to fair value through revenue each period until the date of final gold and silver settlement.

      The following table summarizes the information at December 31, 2003, associated with the Company’s financial and derivative financial instruments (in thousands, except per ounce amounts) except as to provisionally priced sales of concentrates that are discussed in the table below:

				Fair Value
	2004	2005	Total	12/31/03

Liabilities
Short and Long Term Debt
Fixed Rate	—	$9,563	$9,563	$9,552
Average Interest Rate	7.25%	7.25%
Derivative Financial Instruments
Gold Forward Sales — USD Ounces	16,600	—	16,600	$(1,128)
Price Per Ounce	$348	—	$348
Foreign Currency Contracts
Chilean Peso — USD	$1,260	—	$1,260	$131
Exchange Rate (CLP to US$)	629	—	629

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2003, the Company had outstanding provisionally priced sales of $32.8 million, consisting of 3.7 million ounces of silver, 37,487 ounces of gold and 681,196 pounds of copper, which had a fair value of approximately $33.8 million.

      For the years ended December 31, 2003, 2002, and 2001, the Company realized a gain (loss) from its foreign exchange programs of $0.1 million, nil and $(0.6) million, respectively.

      The credit risk exposure related to all hedging activities is limited to the unrealized gains on outstanding contracts based on current market prices. To reduce counter-party credit exposure, the Company deals only with a group of large credit-worthy financial institutions and limits credit exposure to each. In addition, to allow for situations where positions may need to be reversed the Company deals only in markets that it considers highly liquid. The Company does not anticipate non-performance by any of these counter parties.

Note Q — Segment Information

      Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision-making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision-making group is comprised of the Chief Executive Officer, Chief Financial Officer and the Chief Operating Officer.

      The operating segments are managed separately because each segment represents a distinct use of company resources and contribution to Company cash flows in its respective geographic area. The Company’s reportable operating segments include the Rochester, Coeur Silver Valley, Cerro Bayo, Petorca, Coeur Australia and exploration and development properties. All operating segments are engaged in the discovery and/or mining of gold and silver and generate the majority of their revenues from the sale of these precious metals. Intersegment revenues consist of precious metals sales to the Company’s metals marketing division and are transferred at the market value of the respective metal on the date of transfer. The other segment includes the corporate headquarters, elimination of intersegment transactions and other items necessary to reconcile to consolidated amounts. Revenues in the other segment includes sales through a wholly owned commodity marketing subsidiary and are generated principally from interest received from the Company’s cash and investments that are not allocated to the operating segments. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies above. The Company evaluates performance and allocates resources based on profit or loss before interest, income taxes, depreciation and amortization, unusual and infrequent items, and extraordinary items.

      As discussed in Note A, the Company has restated its financial statements as of and for the years ended December 31, 2003 and 2002, as well as each of the quarterly and year-to-date periods as of March 31, 2003 and 2002, June 30, 2003 and 2002, and September 30, 2003 and 2002. The restatement is to reflect a correction of an error resulting from the incorrect application of revenue recognition accounting in accordance with accounting principles generally accepted in the United States of America, and is reflected in the segment reporting information for the Galena Mine and the Cerro Bayo Mine as those mines have been impacted by the restatement. The other operating segments have not been impacted by the restatement. In addition, in the geographic information below, the United States and Chile amounts have been restated due to the geographic locations of the Galena Mine and the Cerro Bayo Mine.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Revenues from gold sales were $44.1 million, $30.6 million and $29.3 million in 2003, 2002, and 2001, respectively. Revenues from silver sales were $75.1 million, $65.0 million and $49.0 million in 2003, 2002, and 2001, respectively.

		Coeur		Exploration
		Silver		And
December 31, 2003 (Restated)	Rochester	Valley	Cerro Bayo	Development	Other	Total

		Restated	Restated
Total revenues	$44,138	$16,509	$48,423	$223	$1,248	$110,541

Depreciation and amortization	5,421	1,519	9,400	32	255	16,627
Interest income	—	—	3	—	494	497
Interest expense	6	—	418	—	12,427	12,851
Income tax (credit) expense	—	—	—	—	(7)	(7)
Loss on early retirement of debt	—	—	—	—	(41,564)	(41,564)
Profit (loss)	5,337	(619)	20,925	(3,522)	(15,012)	7,109
Segment assets(A)	67,421	11,087	29,564	20,951	30,472	159,495
Expenditures for property	12,128	2,362	4,850	325	249	19,914

		Coeur		Exploration
		Silver		And
December 31, 2002 (Restated)	Rochester	Valley	Cerro Bayo	Development	Other	Total

		Restated	Restated
Total revenues	$51,372	$25,003	$14,354	$3,241	$907	$94,877

Depreciation and amortization	3,905	3,361	5,880	42	323	13,511
Interest income	—	—	5	—	293	298
Interest expense	—	—	204	—	21,744	21,948
Writedown of mine property	—	19,046	—	—	—	19,046
Loss on early retirement of debt	—	—	—	—	(19,061)	(19,061)
Profit (loss)	(5,452)	6,074	5,220	(2,081)	(11,014)	(7,253)
Segment assets(A)	52,529	8,367	33,046	19,436	29,545	142,923
Expenditures for property	1,564	2,503	3,695	17	47	7,826

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

		Coeur		Exploration
		Silver		And
December 31, 2001	Rochester	Valley	Cerro Bayo	Development	Other	Total

Total revenues	$48,786	$15,478	$149	$—	$7,499	$71,912

Depreciation and amortization	9,205	3,448	172	24	(1,502)	11,347
Interest income	—	—	2	—	1,684	1,686
Interest expense	—	—	2,330	—	12,262	14,592
Gain on metals derivatives	—	—	—	—	526	526
Writedown of mine property	—	—	(966)	—	(8,386)	(9,352)
Income tax benefit (provision)	—	1	—	—	(7)	(6)
Earnings from non-consolidated Subsidiary	—	—	—	—	—	—
Gain on early retirement of debt	—	—	—	—	48,217	48,217
Profit (loss)	5,191	(1,700)	(3,740)	(1,357)	(14,612)	(16,218)
Segment assets(A)	68,432	28,998	24,244	19,176	31,257	172,107
Expenditures for property	791	3,193	2,317	30	625	6,956

Notes:

(A)	Segment assets consist of receivables, inventories, property, plant and equipment, and mining properties.

Segment Reporting

	2003	2002	2001

	Restated	Restated
Profit (loss)
Total profit or loss for reportable segments	$7,109	$(7,253)	$(16,218)
Gain (loss) on legal settlements	—	—	—
Gain (loss) on metal hedging	—	—	526
Depreciation and amortization	(16,627)	(13,511)	(11,347)
Interest expense	(12,851)	(21,948)	(14,592)
Writedown of mine property and other	(41,564)	(38,107)	38,558

Loss before income taxes	$(63,933)	$(80,819)	$(3,073)

Assets
Total assets for reportable segments	$159,495	$142,923	$172,107
Cash and cash equivalents	62,417	9,093	14,714
Short-term investments	19,265	518	3,437
Other assets	18,290	20,957	20,122

Total consolidated assets	$259,467	$173,491	$210,380

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Segment Reporting

Geographic Information

	Revenues(a)	Long-Lived Assets(1)

	Restated
2003:
United States	$61,764	$65,781
Chile	48,639	15,623
Other Foreign Countries	138	22,293

Total	$110,541	$103,697

	Restated
2002:
United States	$77,284	$53,437
Chile	17,686	20,094
Other Foreign Countries	(93)	20,402

Total	$94,877	$93,933

2001:
United States	$68,348	$76,440
Chile	5,190	22,477
Other Foreign Countries	(1,626)	19,300

Total	$71,912	$118,217

(1)	Includes property, plant and equipment and mineral properties.

(a)	The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $382, and $420, respectively, and to segment assets in the amount of $836 and $355, respectively for the twelve months ended December 31, 2003.

The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $455, and $(66), respectively, and to segment assets in the amount of $469 and $(66), respectively for the twelve months ended December 31, 2002.

     Revenues are geographically separated based upon the country in which operations and the underlying assets generating revenues reside.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Restated Quarterly Segment Data

      Restated segment information is set forth as follows:

Nine Months Ended September 30, 2003 and 2002

Nine Months Ended September 30, 2003	Rochester	Galena	Cerro Bayo
(Restated)	Mine	Mine	Mine	Exploration	Other	Total

		(Restated)	(Restated)
Total net sales and revenues	$33,390	$11,336	$33,727	$120	$743	$79,316
Depreciation and depletion	4,094	1,082	7,566	32	181	12,955
Interest income	—	—	3	—	228	231
Interest expense	5	—	355	—	10,366	10,726
Income tax (credit) expense	—	—	—	—	(7)	(7)
Loss on early retirement of debt	—	—	—	—	(33,957)	(33,957)
Profit (loss)	4,705	(1,335)	15,525	(2,102)	(10,225)	6,568
Segment assets(A)	68,090	9,764	31,428	20,929	29,677	159,888
Capital expenditures for property	9,559	1,979	2,967	325	272	15,102

Nine Months Ended September 30, 2002	Rochester	Galena	Cerro Bayo
(Restated)	Mine	Mine	Mine	Exploration	Other	Total

		(Restated)	(Restated)
Total net sales and revenues	$38,515	$18,034	$6,117	$3,126	$(277)	$65,515
Depreciation and depletion	2,915	2,418	2,496	33	268	8,130
Interest income	—	—	2	—	244	246
Interest expense	—	—	19	—	17,412	17,431
Loss on early retirement of debt	—	—	—	—	(2,920)	(2,920)
Profit (loss)	(2,626)	3,641	1,566	(914)	(8,421)	(6,754)
Segment assets(A)	57,603	27,673	32,415	19,285	29,917	166,893
Capital expenditures for property	769	1,484	3,136	16	35	5,440

Notes:

(A)	Segment assets consist of receivables, prepaids, inventories, property, plant and equipment, and mining properties.

	Nine Months Ended
	September 30,

	2003	2002

	Restated	Restated

	(In Thousands)
Income (Loss)
Total loss from reportable segments	$6,568	$(6,754)
Depreciation, depletion and amortization expense	(12,955)	(8,130)
Interest expense	(10,726)	(17,431)
Other	(33,957)	(2,920)

Loss before income taxes	$(51,070)	$(35,235)

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	September 30,

	2003	2002

	Restated	Restated
Assets
Total assets for reportable segments	$159,888	$166,893
Cash and cash equivalents	86,925	7,217
Short-term investments	7,282	199
Other assets	15,421	18,533

Total consolidated assets	$269,516	$192,842

Geographic Information

	September 30, 2003

	Revenues(a)	Long-Lived Assets

	Restated	Restated

	(In thousands)
United States	$45,469	$64,437
Chile	33,631	16,260
Other Foreign Countries	216	21,580

Consolidated Total	$79,316	$102,277

	September 30, 2002

	Revenues	Long-Lived Assets

	Restated	Restated
United States	$56,272	$73,251
Chile	9,395	21,836
Other Foreign Countries	(152)	21,234

Consolidated Total	$65,515	$116,321

(a)	Revenues are geographically separated based upon the country in which operations and the underlying assets generating those revenues reside.

     The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $(4), and $141, respectively, and to segment assets in the amount of $461 and $377, respectively for the nine months ended September 30, 2003.

      The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $(144), and $(0), respectively, and to segment assets in the amount of $31 and $0, respectively for the nine months ended September 30, 2002.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three Months Ended September 2003 and 2002

Three Months Ended September 30, 2003	Rochester	Galena	Cerro Bayo
(Restated)	Mine	Mine	Mine	Exploration	Other	Total

		Restated	Restated
Total net sales and revenues	$12,603	$1,992	$8,443	$68	$856	$23,962
Depreciation and depletion	1,389	331	1,464	16	57	3,257
Interest income	—	—	2	—	71	73
Interest expense	5	—	137	—	6,561	6,703
Loss on early retirement of debt	—	—	—	—	(5,769)	(5,769)
Profit (loss)	1,518	(1,238)	2,367	(1,988)	(2,541)	(1,882)
Segment assets(A)	68,090	9,764	31,428	20,929	29,677	159,888
Capital expenditures for property	9,559	1,979	2,967	325	272	15,102

Notes:

(A)	Segment assets consist of receivables, prepaids, inventories, property, plant and equipment, and mining properties.

Three Months Ended September 30, 2002	Rochester	Galena	Cerro Bayo
(Restated)	Mine	Mine	Mine	Exploration	Other	Total

		Restated	Restated
Total net sales and revenues	$13,523	$4,363	$6,062	$3,511	$(1,464)	$25,995
Depreciation and depletion	778	789	1,062	16	74	2,719
Interest income	—	—	2	—	63	65
Interest expense	—	—	19	—	7,564	7,583
Loss on early retirement of debt	—	—	—	—	—	—
Profit (loss)	(1,206)	(514)	807	575	(2,239)	(2,577)
Segment assets(A)	57,603	27,673	32,415	19,285	29,917	166,893
Capital expenditures for property	769	1,484	3,136	16	35	5,440

Notes:

(A)	Segment assets consist of receivables, prepaids, inventories, property, plant and equipment, and mining properties.

	Three Months Ended
	September 30,

	2003	2002

	Restated	Restated

	(In Thousands)
Income (Loss)
Total loss from reportable segments	$(1,882)	$(2,577)
Depreciation, depletion and amortization expense	(3,257)	(2,719)
Interest expense	(6,703)	(7,583)
Other	(5,769)	—

Loss before income taxes	$(17,611)	$(12,879)

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	September 30,

	2003	2002

	Restated	Restated
Assets
Total assets for reportable segments	$159,888	$166,893
Cash and cash equivalents	86,925	7,217
Short-term investments	7,282	199
Other assets	15,421	18,533

Total consolidated assets	$269,516	$192,842

Geographic Information

September 30, 2003	Revenues(a)	Long-Lived Assets

	Restated	Restated

	(In thousands)
United States	$15,090	$64,437
Chile	8,923	16,260
Other Foreign Countries	(51)	21,580

Consolidated Total	$23,962	$102,277

September 30, 2002	Revenues	Long-Lived Assets

	Restated	Restated

	(In thousands)
United States	$16,420	$73,251
Chile	9,687	21,836
Other Foreign Countries	(112)	21,234

Consolidated Total	$25,995	$116,321

(a)	Revenues are geographically separated based upon the country in which operations and the underlying assets generating those revenues reside.

     The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $299, and $(38), respectively, and to segment assets in the amount of $461 and $377, respectively for the three months ended September 30, 2003.

      The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $(539), and $0, respectively, and to segment assets in the amount of $31 and $0, respectively for the three months ended September 30, 2002.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Six Months Ended June 30, 2003 and 2002

	Rochester	Galena	Cerro Bayo
Six Months Ended June 30, 2003 (Restated)	Mine	Mine	Mine	Exploration	Other	Total

		Restated	Restated
Total net sales and revenues	$20,787	$9,344	$25,284	$52	$(113)	$55,354
Depreciation and depletion	2,705	751	6,102	16	124	9,698
Interest income	—	—	1	—	157	158
Interest expense	—	—	218	—	3,805	4,023
Income tax (credit) expense	—	—	—	—	(7)	(7)
Loss on early retirement of debt	—	—	—	—	(28,188)	(28,188)
Profit (loss)	3,187	(97)	13,158	(114)	(7,684)	8,450
Segment assets(A)	59,814	10,927	33,451	515	48,382	153,089
Capital expenditures for property	4,294	1,634	1,587	55	141	7,711

	Rochester	Galena	Cerro Bayo
Six Months Ended June 30, 2002 (Restated)	Mine	Mine	Mine	Exploration	Other	Total

		Restated	Restated
Total net sales and revenues	$24,992	$13,671	$55	$(385)	$1,188	$39,521
Depreciation and depletion	2,137	1,629	1,434	17	194	5,411
Interest income	—	—	—	—	181	181
Interest expense	—	—	—	—	9,848	9,848
Loss on early retirement of debt	—	—	—	—	(2,920)	(2,920)
Profit (loss)	(1,420)	4,155	759	(1,489)	(6,182)	(4,177)
Segment assets(A)	63,144	28,045	31,430	427	49,182	172,228
Capital expenditures for property	300	582	4,207	—	12	5,101

Notes:

(A)	Segment assets consist of receivables, prepaids, inventories, property, plant and equipment, and mining properties.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Six Months Ended
	June 30,

	2003	2002

	Restated	Restated

	(In thousands)
Income (Loss)
Total loss from reportable segments	$8,450	$(4,177)
Depreciation, depletion and amortization expense	(9,698)	(5,411)
Interest expense	(4,023)	(9,848)
Other	(28,188)	(2,920)

Loss before income taxes	$(33,459)	$(22,356)

Assets
Total assets for reportable segments	$153,089	$172,228
Cash and cash equivalents	19,527	11,955
Short-term investments	301	763
Other assets	23,381	18,129

Total consolidated assets	$196,298	$203,075

Geographic Information

	Revenues(a)	Long-Lived Assets

	Restated	Restated

	(In thousands)
June 30, 2003
United States	$30,379	$59,858
Chile	24,708	16,939
Other Foreign Countries	267	19,859

Consolidated Total	$55,354	$96,656

June 30, 2002
United States	$39,853	$75,080
Chile	(292)	21,922
Other Foreign Countries	(40)	21,341

Consolidated Total	$39,521	$118,343

(a)	Revenues are geographically separated based upon the country in which operations and the underlying assets generating those revenues reside.

     The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $(303), and $180, respectively, and to segment assets in the amount of $272 and $213, respectively for the six months ended June 30, 2003.

      The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $395, and $0, respectively, and to segment assets in the amount of $403 and $0, respectively for the six months ended June 30, 2002.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three Months Ended June 30, 2003 and 2002

	Rochester	Galena	Cerro Bayo
Three Months Ended June 30, 2003 (Restated)	Mine	Mine	Mine	Exploration	Other	Total

		Restated	Restated
Total net sales and revenues	$11,743	$4,873	$10,092	$72	$(226)	$26,554
Depreciation and depletion	1,601	388	2,617	6	67	4,679
Interest income	—	—	1	—	88	89
Interest expense	—	—	117	—	1,899	2,016
Loss on early retirement of debt	—	—	—	—	(81)	(81)
Profit (loss)	2,936	75	2,862	977	(4,179)	2,671
Segment assets(A)	59,814	10,927	33,451	515	48,382	153,089
Capital expenditures for property	4,294	1,634	1,587	55	141	7,711

Notes:

(A)	Segment assets consist of receivables, prepaids, inventories, property, plant and equipment, and mining properties.

	Rochester	Galena	Cerro Bayo
Three Months Ended June 30, 2002 (Restated)	Mine	Mine	Mine	Exploration	Other	Total

		Restated	Restated
Total net sales and revenues	$12,784	$7,480	$31	$(294)	$1,924	$21,925
Depreciation and depletion	1,257	833	1,336	8	99	3,533
Interest income	—	—	—	—	63	63
Interest expense	—	—	—	—	5,447	5,447
Gain on forward sales contracts	—	—	—	—	(62)	(62)
Loss on early retirement of debt	—	—	—	—	(2,668)	(2,668)
Profit (loss)	728	3,052	1,036	(1,006)	(3,159)	651
Segment assets(A)	63,144	28,045	31,430	427	49,182	172,228
Capital expenditures for property	300	582	4,207	—	12	5,101

Notes:

(A)	Segment assets consist of receivables, prepaids, inventories, property, plant and equipment, and mining properties.

	Three Months Ended
	June 30,

	2003	2002

	Restated	Restated

	(In thousands)
Income (Loss)
Total loss from reportable segments	$2,671	$651
Depreciation, depletion and amortization expense	(4,679)	(3,533)
Interest expense	(2,016)	(5,447)
Other	(81)	(2,730)

Loss before income taxes	$(4,105)	$(11,059)

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	June 30,

	2003	2002

	Restated	Restated
Assets
Total assets for reportable segments	$153,089	$172,228
Cash and cash equivalents	19,527	11,955
Short-term investments	301	763
Other assets	23,381	18,129

Total consolidated assets	$196,298	$203,075

Geographic Information

	Revenues(a)	Long-Lived Assets

	Restated	Restated

	(In thousands)
June 30, 2003
United States	$16,751	$59,858
Chile	9,723	16,939
Other Foreign Countries	80	19,859

Consolidated Total	$26,554	$96,656

June 30, 2002
United States	$22,190	$75,080
Chile	(225)	21,922
Other Foreign Countries	(40)	21,341

Consolidated Total	$21,925	$118,343

(a)	Revenues are geographically separated based upon the country in which operations and the underlying assets generating those revenues reside.

     The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $339, and $1, respectively, and to segment assets in the amount of $272 and $213, respectively for the three months ended June 30, 2003.

      The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $(204), and $0, respectively, and to segment assets in the amount of $403 and $0, respectively for the three months ended June 30, 2002.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Three Months Ended March 31, 2003 and 2002

	Rochester	Galena	Cerro Bayo
Three Months Ended March 31, 2003 (Restated)	Mine	Mine	Mine	Exploration	Other	Total

		Restated	Restated
Total net sales and revenues	$9,044	$4,471	$15,192	$(20)	$113	$28,800
Depreciation and depletion	1,104	363	3,485	10	57	5,019
Interest income	—	—	—	—	69	69
Interest expense	—	—	101	—	1,906	2,007
Income tax (credit) expense	—	—	—	—	(7)	(7)
Gain on early retirement of debt	—	—	—	—	(28,107)	(28,107)
Profit (loss)	251	(172)	10,296	(1,091)	(3,505)	5,779
Segment assets(A)	56,912	10,138	33,213	19,463	29,528	149,254
Capital expenditures for property	1,695	727	747	1	94	3,264

	Rochester	Galena	Cerro Bayo
Three Months Ended March 31, 2002 (Restated)	Mine	Mine	Mine	Exploration	Other	Total

		Restated	Restated
Total net sales and revenues	$12,208	$6,191	$24	$(91)	$(736)	$17,596
Depreciation and depletion	880	796	98	9	95	1,878
Interest income	—	—	—	—	118	118
Interest expense	—	—	—	—	4,401	4,401
Gain on forward sales contracts	—	—	—	—	62	62
Loss on early retirement of debt	—	—	—	—	(252)	(252)
Profit (loss)	(2,148)	1,103	(277)	(483)	(3,023)	(4,828)
Segment assets(A)	66,551	29,685	24,733	260	51,031	172,260
Capital expenditures for property	201	240	1,053	—	60	1,554

Notes:

(A)	Segment assets consist of receivables, prepaids, inventories, property, plant and equipment, and mining properties.

	Three Months Ended
	March 31,

	2003	2002

	Restated	Restated

	(In Thousands)
Income (Loss)
Total loss from reportable segments	$5,779	$(4,828)
Depreciation, depletion and amortization expense	(5,019)	(1,878)
Interest expense	(2,007)	(4,401)
Other	(28,107)	(190)

Loss before income taxes	$(29,354)	$(11,297)

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31,

	2003	2002

	Restated	Restated
Assets
Total assets for reportable segments	$149,254	$172,260
Cash and cash equivalents	19,288	8,707
Short-term investments	20,550	2,024
Other assets	22,794	17,114

Total consolidated assets	$211,886	$200,105

Geographic Information

	Revenues(a)	Long-Lived Assets

	Restated	Restated

	(In thousands)
March 31, 2003
United States	$13,628	$57,934
Chile	14,985	18,559
Other Foreign Countries	187	19,931

Consolidated Total	$28,800	$96,424

March 31, 2002
United States	$17,663	$76,747
Chile	(67)	22,245
Other Foreign Countries	—	19,299

Consolidated Total	$17,596	$118,291

(a)	Revenues are geographically separated based upon the country in which operations and the underlying assets generating those revenues reside.

     The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $(642), and $179, respectively, and to segment assets in the amount of $176 and $213, respectively for the three months ended March 31, 2003.

      The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $599, and $0, respectively, and to segment assets in the amount of $599 and $0, respectively for the three months ended March 31, 2002.

Note R — Litigation

Federal Natural Resources Action

      On March 22, 1996, an action was filed in the United States District Court for the District of Idaho by the United States against various defendants, including the Company, asserting claims under CERCLA and the Clean Water Act for alleged damages to federal natural resources in the Coeur d’Alene River Basin of Northern Idaho. The damages are claimed to result from alleged releases of hazardous substances from mining activities conducted in the area since the late 1800s.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company and representatives of the U.S. Government, including the Environmental Protection Agency, the Department of Interior and the Department of Agriculture, reached an agreement to settle the lawsuit. The terms of settlement are set forth in a Consent Decree issued by the court. Pursuant to the terms of the Consent Decree, dated May 14, 2001, the Company has paid the U.S. Government a total of approximately $3.9 million, of which $3.3 million was paid in May 2001 and the remaining $.6 million was paid in June 2001. In addition, the Company will (i) pay the United States 50% of any future recoveries from insurance companies for claims for defense and indemnification under general liability insurance policies in excess of $0.6 million, (ii) accomplish certain cleanup work on the Mineral Point property and Caladay property, and (iii) make a conveyance to the U.S. or the State of Idaho of certain real property to possibly be used as a waste repository. Finally, commencing five years after effectiveness of the settlement, the Company will be obligated to pay net smelter return royalties on its operating properties, up to a maximum of $3 million, amounting to a 2% net smelter royalty on silver production if the price of silver exceeds $6.50 per ounce, and a $5.00 per ounce net smelter royalty on gold production if the price of gold exceeds $325 per ounce. The royalty payment obligation expires after 15 years commencing five years after May 14, 2001. The Company recorded $4.2 million of expenses, which included $3.9 million of settlement payments, in the fourth quarter of 2000 in connection with the settlement.

Lawsuit to Recover Inventory

      During the first quarter of 2000, Handy & Harman Refining Group, Inc. (“Handy & Harman”), to which the Rochester Mine had historically sent approximately 50% of its dorè, filed for Chapter 11 bankruptcy. The Company had inventory at the refinery of approximately 67,000 ounces of silver and 5,000 ounces of gold that has been delivered to certain creditors of Handy & Harman. On February 27, 2001 the Company commenced a lawsuit against Handy & Harman and certain others in the U.S. Bankruptcy Court for the District of Connecticut seeking recovery of the metals and/or damages. Handy & Harman’s Chapter 11 liquidation plan was confirmed by the Bankruptcy Court in August 2001 and on November 3, 2001, the Company received approximately $294,000 from Handy & Harman as a partial payment under the plan. The liquidating custodian of Handy & Harman under the liquidation plan filed suit against the Company in March 2002 for the value of 100,000 ounces of silver (i.e., approximately $500,000) as a preference based on the Company’s draw-down of its silver held by Handy & Harman in mid-March 2000. Based on this legal action, the Company determined that the recovery of any additional amounts would be remote. As a result, the Company recorded a $1.4 million write-down of the remaining carrying amount in the fourth quarter of 2001. In August 2003 the Company agreed to a settlement of the liquidating custodian’s claim against the Company.

Private Property Damage Action

      On January 7, 2002, a private class action suit captioned Baugh v. Asarco, et al., was filed in Idaho State District Court for the First District (Docket No. 2002-131) in Kootenai County, Idaho. Defendants include mining companies and the Union Pacific Railroad Company which were defendants in the Bunker Hill natural resource damage litigation in the Coeur d’Alene Basin, including the Company. Plaintiffs are eight northern Idaho residents seeking medical monitoring and real property damages from the mining companies and railroad who operated in the Bunker Hill Superfund site. In October 2002, the court conducted a hearing on motions resulting in an order striking certain of the alleged causes of action from the complaint, and dismissing the complaint with leave to amend it. In January 2003, the plaintiffs filed an amended complaint. The court dismissed the amended complaint with leave to amend. In May 2003 a second amended complaint was filed. While the Company believes the suit is without merit, at this early stage of the proceedings, the Company cannot predict the outcome of this suit.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

States of Maine, Idaho And Colorado Superfund Sites Related to Callahan Mining Corporation

      During 2001, the United States Forest Service made a formal request for information regarding the Deadwood Mine Site located in central Idaho. Callahan Mining Corporation had operated at this site during the 1940’s. The Forest Service believes that some cleanup action is required at the location. However, Coeur d’Alene Mines Corporation did not acquire Callahan until 1991, more than 40 years after Callahan disposed of its interest in the Deadwood property. The Company did not make any decisions with respect to generation, transport or disposal of hazardous waste at the site. Therefore, it is believed that the Company is not liable for any cleanup, and if Callahan might be liable, it has no substantial assets with which to satisfy any such liability. To date no claim has been made by the United States for any dollar amount of cleanup costs against either the Company or Callahan.

      During 2002, the EPA made a formal request for information regarding a Callahan mine site in the State of Maine. Callahan operated there in the late 1960’s, shut the operations down in the early 1970’s and disposed of the property. The EPA contends that some cleanup action is warranted at the site, and listed it on the National Priorities List in late 2002. The Company believes that because it made no decisions with respect to generation, transport or disposal of hazardous waste at this location, it is not liable for any cleanup costs. If Callahan might have liability, it has no substantial assets with which to satisfy such liability. To date, no claim has been made for any dollar amount of cleanup costs against either the Company or Callahan.

      In January 2003, the U.S. Forest Service made a formal request for information regarding a Callahan mine site in the State of Colorado known as the Akron Mine Site. Callahan operated there in approximately the late 1930s through the 1940s, and to the Company’s knowledge, disposed of the property. The Company is not aware of what, if any, cleanup action the Forest Service is contemplating, and has not yet responded to the request for information. However, the Company did not make decisions with respect to generation, transport or disposal of hazardous waste at this location, and therefore believes it is not liable for any cleanup costs. If Callahan might have liability, it has no substantial assets with which to satisfy such liability. To date, no claim has been made for any dollar amount of cleanup costs against either the Company or Callahan.

Suit By Credit Suisse First Boston

      On December 2, 2003, suit was filed by Credit Suisse First Boston against the Company in the United States District Court for the Southern District of New York (Docket No. 03 Civ 9547). The plaintiff alleges that the Company breached a contract between the parties providing for services to be furnished by the plaintiff to the defendant. Plaintiff alleges that it is entitled to damages in the amount of $2,400,000 attributed to the breach. The Company believes it did not breach the contract and that it is not liable. However, at this early stage of the proceedings the outcome of the suit cannot be predicted.

Note S — Subsequent Events (Unaudited)

Issuance of $180 Million 1 1/4% Convertible Senior Notes due January 15, 2024

      On January 13, 2004 the Company completed its offering of $180 million aggregate principal amount of 1.25% Convertible Senior Notes due 2024. The Notes will be convertible into shares of Coeur common stock at a conversion rate of approximately 131.5789 shares of Coeur common stock per $1,000 principal amount of Notes, representing a conversion price of $7.60 per share. Interest on the notes will be payable in cash at the rate of 1.25% per annum beginning July 15, 2004. The Company intends to use the proceeds of the Notes for general corporate purposes, which may include the development of its Kensington gold project and its San Bartolome silver project, each of which are pending the completion of updated feasibility studies and final construction decisions. The Notes will be general unsecured obligations, senior in right of payment to Coeur’s other indebtedness. The offering was made through an underwriting led by

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Deutsche Bank Securities. Offering of the Notes was made only by means of a prospectus under Coeur’s existing shelf registration statement, including the accompanying prospectus supplement relating to the Notes.

Redemption of Remaining 7 1/4% Convertible Subordinated Debentures due October 2005 Announced

      On February 11, 2004, the Company announced the redemption of the remaining outstanding $9.6 million principal amount of the Company’s 7 1/4% Convertible Subordinated Debentures due October 15, 2005. The final redemption is set for March 11, 2004.

Note T — Summary of Quarterly Financial Data (Unaudited)

      As discussed in Note A, in the third quarter of 2004 it was discovered there was an error resulting from the incorrect application of revenue recognition accounting in accordance with accounting principles generally accepted in the United States of America. Historically, the Company has recorded revenue from concentrate sales agreements based on the gold and silver prices prevailing at the time risk of loss and title to the concentrate passes to third-party smelters (at the lower of month-end spot price or the average monthly price for that month). The final settlement price is not fixed until a later date (typically one to three months after shipment) based upon quoted metal prices by an established metal exchange as set forth in each contract, at such date. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset in Prepaid expenses and other, or, a derivative liability on the balance sheet and is adjusted to fair value through revenue each period until the date of final gold and silver settlement. The Company has corrected the error in valuing these embedded derivatives on the financial statements for each of the three, six and nine month periods ending March 31, June 30, and September 30 for 2003 and 2002, and the years ending December 31, 2003 and 2002. The following table sets forth a summary of the quarterly results of operations for the years ended December 31, 2003 and 2002, as restated for the error:

	First	Second	Third	Fourth
	Quarter	Quarter	Quarter	Quarter

	(In thousands — Except Per Share Data)
2003 (Restated):
Net revenues(a)	$28,800	$26,554	$23,962	$31,225
Net loss(a)(b)(c)	$(31,653)	$(4,105)	$(17,610)	$(12,864)
Net loss attributable to common shareholders	$(31,653)	$(4,105)	$(17,610)	$(12,864)
Basic and diluted net loss per share attributable to common shareholders	$(0.23)	$(0.03)	$(0.10)	$(0.06)
2002 (Restated):
Net revenues(c)(d)	$17,596	$21,925	$25,995	$29,361
Net loss(d)(e)(f)	$(11,297)	$(11,059)	$(12,878)	$(45,585)
Net loss attributable to common shareholders	$(11,297)	$(11,059)	$(12,878)	$(45,585)
Basic and diluted net loss per share attributable to common shareholders	$(0.22)	$(0.16)	$(0.15)	$(0.44)

(a)	Included in the first quarter of 2003 is $0.5 million loss on embedded derivative for the first quarter of 2003; $0.3 million of gain on embedded derivative in the second quarter of 2003; $0.3 million of gain on embedded derivative in the third quarter of 2003; and $0.7 million of gain on embedded derivative in the fourth quarter of 2003.

(b)	Includes loss on induced conversion of debentures of approximately $28.1 million in the first quarter of 2003, $0.1 million in the second quarter of 2003, $5.8 million in the third quarter of 2003 and $7.6 million in the fourth quarter of 2003.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(c)	Includes loss on cumulative effect adjustment for adoption of FAS 143 “Accounting for Asset Retirement Obligations” of $2.3 million in the first quarter of 2003.

(d)	Included in the first quarter of 2002 is the cumulative effect of $0.4 million of gain on embedded derivative for prior periods $0.2 million of gain on embedded derivative for the first quarter of 2002; $0.2 million of loss on embedded derivative in the second quarter of 2002; $0.5 million of loss on embedded derivative in the third quarter of 2002; $0.5 million of gain on embedded derivative in the fourth quarter of 2002.

(e)	Includes loss on induced conversion of debentures of approximately $0.3 million in the first quarter of 2002, $2.7 million in the second quarter of 2002 and $16.1 million in the fourth quarter of 2002.

(f)	Includes write-down of mining properties of approximately $19 million in the fourth quarter of 2002.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The following information has been presented, and previously filed, in accordance with U.S. disclosure standards and requirements applicable to mining companies, which differ in certain material respects from the corresponding Canadian disclosure standards and requirements. Reference is made to Appendix C (Certain Financial Statements of Coeur d’Alene Mines Corporation — Cautionary Note Regarding Scientific and Technical Information on Mineral Properties).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

      The results of the Company’s operations are significantly affected by the market prices of gold and silver which fluctuate widely and are affected by many factors beyond the Company’s control, including interest rates, expectations regarding inflation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional political and economic conditions, and other factors.

      The Company’s business strategy is to capitalize on the ore reserve/mineralized material bases located at its operating mines and the expertise of its management team to become the leading primary silver production company through long-term, cash flow generating growth. The principal elements of the Company’s business strategy are to: (i) increase the Company’s silver production and reserves in order to remain the nation’s largest primary silver producer and one of the world’s larger primary silver producers; (ii) decrease cash costs and increase production at the Company’s existing silver mining operations; (iii) to transform development-stage properties into producing mines; (iv) acquire operating mines, exploration and/or development properties with a view to reducing the Company’s cash and total costs, provide short-term positive cash flow return and expand its silver production base and reserves; and (v) continue to explore for new silver and gold discoveries primarily near its existing mine sites and evaluate new opportunities to expand its production through acquisitions and exploration.

      The Rochester Mine, Cerro Bayo/ Martha Mine and Silver Valley’s Galena Mine, each operated by the Company, constituted the Company’s principal sources of mining revenues in 2003.

Critical Accounting Policies and Estimates

      Management considers the following policies to be most critical in understanding the judgments that are involved in preparing the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows. Our consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. We have identified the policies below as critical to our business operations and the understanding of our results of operations. Management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with accounting principles generally accepted in the United States (GAAP). The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The impact and any associated risks related to these policies on our business operations are discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations. The areas requiring the use of management’s estimates and assumptions relate to recoverable ounces from proven and probable reserves that are the basis of future cash flow estimates and units-of-production depreciation and amortization calculations; estimates of recoverable gold and silver ounces in ore on leach pad; reclamation and remediation costs; and post-

employment and other employee benefit liabilities. For a detailed discussion on the application of these and other accounting policies, see Note B in the Notes to the Consolidated Financial Statements.

      Revenue Recognition. Revenue is recognized when title to silver and gold passes to the buyer and when collectibility is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example, the London Bullion Market, an active and freely traded commodity market, for both gold and silver, in an identical form to the product sold.

      Under our concentrate sales contracts with third-party smelters, final gold and silver prices are set on a specified future quotational period, typically one to three months, after the shipment date based on market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset in Prepaid expenses and other, or, a derivative liability on the balance sheet and is adjusted to fair value through revenue each period until the date of final gold and silver settlement. The form of the material being sold, after deduction for smelting and refining is in an identical form to that sold on the London Bullion Market. The form of the product is metal in flotation concentrate, which is the final process for which the company is responsible.

      The effects of forward sales contracts are reflected in revenue at the date the related precious metals are delivered or the contracts expire. Third party smelting and refining costs are recorded as a reduction of revenue.

      At December 31, 2003, the Company had outstanding provisionally priced sales of $32.8 million, consisting of 3.7 million ounces of silver, 37,487 ounces of gold and 681,196 pounds of copper. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $37,000; for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $37,487; and for each one cent per pound change in realized copper price, revenue would vary (plus or minus) approximately $6,812. At December 31, 2002, the Company had outstanding provisionally priced sales of $23.7 million consisting of 3.2 million ounces of silver, 26,250 ounces of gold and 1,180,447 pounds of copper. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $32,000; for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $26,000; and for each one cent per pound change in realized copper price, revenue would vary (plus or minus) approximately $12,000.

      Reserve Estimates. The preparation of these Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates. The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of recoverable ounces from proven and probable reserves and/or assumptions of future commodity prices. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Ore reserves estimates are based upon engineering evaluations of samplings of drill holes and other openings. These estimates involve assumptions regarding future silver and gold prices, the geology of our mines, the mining methods we use and the related costs we incur to develop and mine our reserves. Changes in these assumptions could result in material adjustments to our reserve estimates. We use reserve estimates in determining the units-of-production depreciation and amortization expense, as well as in evaluating mine asset impairments.

      We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. We utilize the methodology set forth in Statement of Financial Accounting Standard (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Asset,” to evaluate the recoverability of capitalized mineral property costs. An impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis is less than the carrying amount of the assets, including property, plant and equipment, mineral property, development property, and any deferred costs such as deferred stripping. The accounting estimates related to impairment are critical accounting estimates because the future cash flows used to determine whether an impairment exists is dependent on reserve estimates and other assumptions including, silver and gold prices, production levels, and capital and reclamation costs, all of which are based on detailed engineering life-of-mine plans. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the asset’s carrying value as compared to its estimated fair value. The Company reviews the carrying value of its assets whenever events or changes in circumstances indicate that the carrying amount of its assets may not be fully recoverable. The Company has previously recorded $0.0 million, $19.0 million and $6.1 million in write-downs for the years ended December 31, 2003, 2002 and 2001, respectively.

      The following table summarizes write-downs and other recorded for all years presented:

	2003	2002	2001

Mineral property write-downs(1)(2)	$—	$19,045	$6,087
Mine closure and holding costs(3)	5,455	2,902	1,453
Investment in new business venture(4)	938	1,113	1,052
Write down of inventory at Handy & Harman(5)	—	—	1,354

Write-down of mineral properties and other	$6,393	$23,060	$9,946

(1)	2002 — Coeur Silver Valley

(2)	2001 — Kensington mine

(3)	Holding costs at Coeur Silver Valley, Kensington and Cerro Bayo

(4)	Earthworks Technology costs; 2003, 2002 — Mine depot costs; 2001

(5)	Amount of doré carried at Handy & Harman during its bankruptcy

     We depreciate our property, plant and equipment, mining properties and mine development using the units-of-production method over the estimated life of the ore body based on our proven and probable recoverable reserves or on a straight-line basis over the useful life, whichever is shorter. The accounting estimates related to depreciation and amortization are critical accounting estimates because the 1) determination of reserves involves uncertainties with respect to the ultimate geology of our reserves and the assumptions used in determining the economic feasibility of mining those reserves and 2) changes in estimated proven and probable reserves and useful asset lives can have a material impact on net income.

      Ore on leach pad. The Rochester Mine utilizes the heap leach process to extract silver and gold from ore. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.

      The key stages in the conversion of ore into silver and gold are (i) the blasting process in which the ore is broken into large pieces; (ii) the processing of the ore through a crushing facility that breaks it into smaller pieces; (iii) the transportation of the crushed ore to the leach pad where the leaching solution is applied; (iv) the collection of the leach solution; (v) subjecting the leach solution to the precipitation process, in which gold and silver is converted back to a fine solid; (vi) the conversion of the precipitate into dorè; and (vii) the conversion by a third party refinery of the dorè into refined silver and gold bullion.

      We use several integrated steps to scientifically measure the metal content of ore placed on the leach pads during the key stages. As the ore body is drilled in preparation for the blasting process, samples of the drill residue are assayed to determine estimated quantities of contained metal. We estimate the quantity of ore by utilizing global positioning satellite survey techniques. We then process the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. We then transport the crushed ore to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, we continuously sample for assaying. We measure the quantity of leach solution by flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to dorè, which is the final product produced by the mine. We again sample and assay the dorè,. Finally, a third party smelter converts the dorè into refined silver and gold bullion. At this point are we able to determine final ounces of silver and gold available for sale. We then review this end result and reconcile it to the estimates we had used and developed throughout the production process. Based on this review, we adjust our estimation procedures when appropriate.

      Our reported inventories include metals estimated to be contained in the ore on the leach pads of $32.1 million as of December 31, 2003. Of this amount, $17.4 million is reported as a current asset and $14.7 million is reported as a noncurrent asset. The distinction between current and noncurrent is based upon the expected length of time necessary for the leaching process to remove the metals from the broken ore. The historical cost of the metal that is expected to be extracted within twelve months is classified as current and the historical cost of metals contained within the broken ore that will be extracted beyond twelve months is classified as noncurrent.

      The estimate of both the ultimate recovery expected over time, and the quantity of metal that may be extracted relative to such twelve month period, requires the use of estimates which are inherently inaccurate since they rely upon laboratory testwork. Testwork consists of 60 day leach columns from which we project metal recoveries up to five years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately fifteen years of leach pad operation at the Rochester Mine. The assumptions we use to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. We periodically review our estimates compared to actual experience and revise our estimates when appropriate. The length of time necessary to achieve our currently estimated ultimate recoveries of 61.5% for silver and 93% for gold is estimated to be between 5 and 10 years. However, the ultimate recovery will not be known until leaching operations cease, which is currently estimated for 2011.

      When we began operations in 1986, based solely on laboratory testing, we estimated the ultimate recovery of silver and gold at 50% and 80%, respectively. Since 1986, we have adjusted the expected ultimate recovery 3 times (once in each of 1989, 1997 and 2003) based upon actual experience gained from leach operations. In 1989, we increased our estimated recoveries for silver and gold to 55% and 85%, respectively. The change was accounted for prospectively as a change in estimate, which had the effect of increasing the estimated recoverable ounces of silver and gold contained in the heap by 1.6 million ounces and 10,000 ounces, respectively. In 1997, we revised our estimated recoveries for silver and gold to 59% and 89%, respectively, which increased the estimated recoverable ounces of silver and gold contained in the heap by 4.7 million ounces and 39,000 ounces, respectively. Finally, in 2003, we revised our estimated recoveries for silver and gold to 61.5% and 93%, respectively, which increased the estimated recoverable ounces of silver and gold contained in the heap by 1.8 million ounces and 41,000 ounces, respectively.

      If our estimate of ultimate recovery requires adjustment, the impact upon our inventory valuation and upon our income statement would be as follows:

	Positive/Negative Change			Positive/Negative Change
	in Silver Recovery			in Gold Recovery

	1%	2%	3%	1%	2%	3%

Quantity of recoverable ounces	1.4 million	2.7 million	4.0 million	9,100	18,200	27,300
Positive impact on future cost of production per silver equivalent ounce for increases in recovery rates	$0.46	$0.81	$1.09	$0.24	$0.44	$0.63
Negative impact on future cost of production per silver equivalent ounce for decreases in recovery rates	$0.62	$1.50	$2.85	$0.27	$0.59	$0.97

      Inventories of ore on leach pads are valued based upon actual costs incurred to place such ore on the leach pad, less costs allocated to minerals recovered through the leach process. The costs consist of those production activities occurring at the mine site and include the costs, including depreciation, associated with mining, crushing and precipitation circuits. In addition, refining is provided by a third party refiner to place the metal extracted from the leach pad in a saleable form. These additional costs are considered in the valuation of inventory.

      Reclamation and remediation costs. Reclamation and remediation costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation cost for inactive properties. Such costs related to active mines are accrued and charged over the expected operating lives of the mines using the units-of-production method.

      The estimated undiscounted cash flows generated by our assets and the estimated liabilities for reclamation and remediation are determined using the Company’s assumptions about future costs, mineral prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

      Pension and other Benefit Plans. Pension and other benefit plan costs can be impacted by actual results over future periods. If the difference between expected returns and actual results falls outside certain limits, the difference will be amortized into future earnings on a straight-line basis over the average remaining working life of the participants. The long-term expected rate of return on plan assets for purposes of the actuarial valuation was assumed to be 6% and 7% as of December 31, 2003 and 2002, respectively.

      The following table provides details of the pension plans asset mix at December 31, 2003:

			Expected Rate of	Standard Deviation
Asset Class	Actual Mix	Target Mix	Return	or Volatility

U.S. equity investments	42%	30%	8.75%	16.00%
Guaranteed investment contracts	9%	10%	4.00%	1.00%
Fixed income investments	28%	30%	5.50%	7.25%
S&P 500 index fund	21%	30%	8.75%	16.00%

			7.40%	16.00%

      The Plan’s Trustees evaluate the level of volatility within the total Trust and each of its component investments making appropriate inquiries to the plan’s investment advisors when prudent. See Note N to the Company’s consolidated financial statements for more detail.

Operating Statistics and Reserve Estimates

      The Company’s total production in 2003 was 14.2 million ounces of silver and 119,500 ounces of gold, compared to 14.8 million ounces of silver and 117,000 ounces of gold in 2002. Total estimated proven and probable reserves at December 31, 2003 were approximately 174.6 million ounces of silver and 1.4 million ounces of gold, compared to silver and gold reserves at December 31, 2002 of approximately 75.0 million ounces and 2.3 million ounces, respectively.

      The following table shows the estimated amounts of proven and probable reserves and mineralized material at the Company’s following locations(1):

Proven and Probable

						Mineralized Material

	Tons	Grade AG	Grade AU	Ounces AG	Ounces AU	Tons	Grade AG	Grade AU

	(000’s)			(000’s)	(000’s)	(000’s)
Rochester	32,563	0.91	0.01	29,596	283	40,328	0.77	0.01
Silver Valley	717	21.54	—	15,432	—	2,252	10.94	—
Cerro Bayo	645	8.34	0.15	5,377	94	3,475	4.83	0.10
Mina Martha	16	83.65	0.09	1,349	1	24	78.43	0.08
San Bartolome	35,274	3.48	—	122,816	—	238	4.16	—
Kensington	4,113	—	0.24	—	1,003	7,262	—	0.12

Total	73,328			174,570	1,381	53,579

(1)	Reserves using silver price of $5.25 and gold price of $375.

     The sensitivity of ore reserves at December 31, 2003 would change with fluctuations in the price of gold and silver. The following table shows the estimated changes to ore reserves at different pricing ranges.

Proven and Probable Ore Reserve Sensitivity to Prices

	Silver Price	Gold Price	Tons	Ounces AG	Ounces AU

			(000’s)	(000’s)	(000’s)
Rochester	$5.00	$325	25,813.0	27,114.0	253.0
	$5.50	$400	45,435.0	41,930.0	379.0
Silver Valley	$5.00	$325	627.0	14,048.0	—
	$5.50	$400	765.0	16,044.0	—
Cerro Bayo	$5.00	$325	581.0	5,041.0	88.0
	$5.50	$400	833.0	7,070.0	119.0
Mina Martha	$5.00	$325	16.0	1,348.0	1.4
	$5.50	$400	16.0	1,348.0	1.4

      The following table presents total production by company for the years ended December 31:

	2003	2002	2001

ROCHESTER MINE
Gold ozs	52,363	71,905	78,201
Silver ozs	5,585,385	6,417,792	6,348,292
Cash Costs per oz./silver	$4.67	$2.99	$3.09
Full Costs per oz./silver	$5.58	$3.75	$4.48
GALENA MINE
Silver ozs	3,735,663	5,302,721	4,507,652
Cash Costs per oz./silver	$4.66	$4.25	$4.62
Full Costs per oz./silver	$5.03	$5.00	$5.38
CERRO BAYO(A)
Gold ozs	67,155	45,209	—
Silver ozs	4,868,854	3,112,169	—
Cash Costs per oz./silver	$0.60	$0.38	—
Full Costs per oz./silver	$2.53	$1.86	—
PETORCA MINE(B)
Gold ozs	—	—	17,945
Silver ozs	—	—	86,599
Cash Costs per oz./gold	—	—	$341
Full Costs per oz./gold	—	—	$361
CONSOLIDATED TOTALS
Gold ozs	119,518	117,114	96,146
Silver ozs	14,189,902	14,832,682	10,942,543
Cash Costs per oz./silver	$3.27	$2.89	$3.71
Full Costs per oz./silver	$4.39	$3.80	$4.84
Cash Costs per oz./gold	—	—	$341
Full Costs per oz./gold	—	—	$361
Gold ozs. sold	126,942	98,537	100,295
Silver ozs. sold	14,894,210	13,347,477	10,905,140
Price realized per oz./gold (restated)(C)	$345	$311	$275
Price realized per oz./silver (restated)(C)	$4.89	$4.63	$4.34

(A)	The Company commenced production in April 2002.

(B)	Shut down operations for Petorca in August 2001.

(C)	Historically, the Company has recorded revenue from concentrate sales agreements based on the gold and silver prices prevailing at the time risk of loss and title to the concentrate passes to third-party smelters (at the lower of month-end spot price or the average monthly price for that month). The final settlement price is not fixed until a later date (typically one to three months after shipment) based upon quoted metal prices by an established metal exchange as set forth in each contract, at such date. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset in Prepaid expenses and other, or, a derivative liability on the balance sheet and is adjusted to fair value through revenue each period until the date of final gold and silver settlement. The Company has corrected the error in valuing these embedded derivatives on the financial statements for each of the three, six and nine month periods ending March 31, June 30, and September 30 for 2003 and 2002, and the years ending December 31, 2003 and 2002. In addition, the restatement resulted in an increase in price realized per oz./gold of $1 and a decrease in the price realized per oz./gold of $1 and an increase in price realized per oz./silver of $0.02 and decrease in price realized per oz./silver of $0.01, for the years ended December 31, 2003 and 2002, respectively.

     The following tables present reconciliation between Non-GAAP cash costs per ounce to GAAP production costs:

Year ended December 31, 2003

(In thousands except ounces and per ounce costs)

	Rochester	Galena	Cerro Bayo(1)	Total

Production of Silver (ounces)	5,585,385	3,735,663	4,868,854	14,189,902
Cash Costs per ounce	$4.67	$4.66	$0.60	$3.27

Total Cash Costs (000’s)	$26,062	$17,392	$2,911	$46,365
Add/ Subtract:
Third Party Smelting Costs	(811)	(4,939)	(4,675)	(10,425)
By-Product Credit	18,980	2,256	24,383	45,619
Deferred Stripping Adjustment	(322)	—	—	(322)
Change in Inventory	(5,149)	(165)	1,938	(3,376)

Production Costs (GAAP)	$38,760	$14,544	$24,557	$77,861

Year Ended December 31, 2002

(In thousands except ounces and per ounce costs)

	Rochester	Galena	Cerro Bayo(1)	Total

Production of Silver (ounces)	6,417,792	5,302,721	3,112,169	14,832,682
Cash Costs per ounce	$2.99	$4.25	$0.38	$2.89

Total Cash Costs	$19,206	$22,531	$1,191	$42,928
Add/ Subtract:
Third Party Smelting Costs	(1,013)	(7,576)	(1,003)	(9,592)
By-Product Credit	22,328	3,058	14,495	39,881
Accrued Reclamation Costs	1,161	636	86	1,883
Deferred Stripping Adjustment	(174)	—	—	(174)
Change in Inventory	15,122	(125)	(7,068)	7,929

Production Costs (GAAP)	$56,630	$18,524	$7,701	$82,855

(1)	Commenced operations of Cerro Bayo in April 2002.

Year ended December 31, 2001

(In thousands except ounces and per ounce costs)

	Rochester	Galena	Petorca(2)	Total

Production of Silver (ounces)	6,348,292	4,507,652		10,855,944
Production of Gold (ounces)	—	—	17,945	17,945
Cash Costs per ounce	$3.09	$4.62	$341.00	N/A

Total Cash Costs	$19,629	$20,810	$6,124	$46,563
Add/ Subtract:
Third Party Smelting Costs	(892)	(5,970)	(1,825)	(8,687)
By-Product Credit, primarily Gold and Copper	21,192	2,582	1,489	25,263
Accrued Reclamation Costs	1,542	652	—	2,194
Deferred Stripping Adjustment	(386)	—	—	(386)
Change in Inventory	3,543	(250)	(909)	4,202

Production Costs (GAAP)	$44,628	$17,824	$6,697	$69,149

(2)	Shut down operations for Petorca in August 2001.

     “Cash Costs per Ounce” are calculated by dividing the cash costs computed for each of the Company’s mining properties for a specified period by the amount of gold ounces or silver ounces produced by that property during that same period. Management uses cash costs per ounce as a key indicator of the profitability of each of its mining properties. Gold and silver are sold and priced in the world financial markets on a US dollar per ounce basis. By calculating the cash costs from each of the Company’s mines on the same unit basis, management can easily determine the gross margin that each ounce of gold and silver produced is generating.

      “Cash Costs” are costs directly related to the physical activities of producing silver and gold, and include mining, processing and other plant costs, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, in-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs calculated and presented using the “Gold Institute Production Cost Standard” applied consistently for all periods presented.

      Total cash costs per ounce is a non-GAAP measurement and you are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements and accompanying footnotes. In addition, see the reconciliation of “cash costs” to production costs above.

Results of Operations

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenues

      Sales of concentrates and dorè in the year ended December 31, 2003 increased by $22.2 million, or 26%, from the year ended December 31, 2002 to $108.5 million. The increase in sales was primarily attributable to an increase in the quantity of silver and gold sold during 2003, increased metal prices received in 2003 compared with 2002 and an increase in gain on embedded derivative of $0.4 million for the year ended December 31, 2003. In 2003, the Company sold 14.9 million ounces of silver and 127,000 ounces of gold, compared to sales of 13.3 million ounces of silver and 99,000 ounces of gold in 2002. In the year ended December 31, 2003, the Company produced a total of 14.2 million ounces of silver and

120,000 ounces of gold compared to 14.8 million ounces of silver and 117,000 ounces of gold in 2002. In the year ended December 31, 2003, the Company realized average silver and gold prices of $4.89 and $345, respectively, compared with realized average prices of $4.63 and $311, respectively, in the prior year.

      Interest and other income in the year ended December 31, 2003 decreased by $6.5 million compared with the year ended December 31, 2002. The primary reason for the decrease is due to gains recorded in 2002 of $3.2 million for assets sold from Silver Valley and $1.4 million for the sale of the Petorca mine.

Costs, Expenses and Write-downs

      The following table sets forth year 2003 versus year 2002 costs, expenses and write-downs:

      Production costs in the year ended December 31, 2003 decreased by $5.0 million, or 6%, from the year ended December 31, 2002 to $77.9 million. The decrease in production costs is primarily due to increased production from the Company’s low-cost Cerro Bayo and Martha mines resulting in lower total production costs in 2003 compared to 2002. The decrease in production costs was offset partially by increased costs at the Company’s Rochester mine due to a crusher relocation and increased costs at the Company’s Galena mine due to the implementation of a long-range optimization plan.

      Depreciation and amortization increased in the year ended December 31, 2003 by $3.1 million, or 23%, from the prior year, primarily due to increased production at the Cerro Bayo mine and reduced depletion expense at the Galena mine.

      Administrative and general expenses increased $3.5 million in the year ended December 31, 2003 compared to 2002 due primarily to costs associated with the Company’s restructuring activities in 2003.

      Exploration expenses increased $1.1 million in the year ended December 31, 2003 compared to 2002, due to increased exploration activity at the Cerro Bayo and Mina Martha mines.

      Pre-feasibility expense decreased $0.6 million as a result of a lower level of activity at the San Bartolome mine during the first half of 2003.

      Interest expenses decreased $9.1 million in the year ended December 31, 2003 compared to 2002, due to a reduction in debt levels associated with the Company’s restructuring program which was substantially completed in 2003.

      Write-downs of mining properties and other expenses amounted to $6.4 million in 2003, primarily as a result of holding costs at the Galena and Rochester mines for maintenance and crusher relocation in 2003. Write-downs of mining properties and other expenses in 2002 amounted to a total of $23.1 million, primarily as a result of (i) $19.0 million write-down of the Silver Valley property, (ii) $2.9 million of mine closing and holding costs at Petorca and Kensington and (iii) $1.1 million on environmental charges.

Early Retirement of Debt

      Early retirement of debt resulted in a $41.6 million loss in 2003 compared to a $19.1 million loss in 2002. During 2003, the Company reduced its total debt by $70.0 million from December 31, 2002 to December 31, 2003. See “Debt Reduction Program” discussion below.

Cumulative Effect of Change in Accounting Principle

      Effective with the first quarter of 2003 the Company was required by the FASB to change the methodology used to recognize its reclamation obligations. Prior to 2003, the Company recognized a pro rata share of the future estimated reclamation liability on a units-of-production basis. After January 1, 2003 companies are required to recognize the full discounted estimated future reclamation liability and set up a corresponding asset to be amortized over the life of the mine on a units-of-production basis. The impact of this change was accounted for as a change in accounting principle as of January 1, 2003. See Note J to the Consolidated Financial Statements — Reclamation and remediation costs.

Net Loss

      As a result of the above, the Company’s net loss amounted to approximately $66.2 million in the year ended December 31, 2003 compared to a net loss of $80.8 million in the year ended December 31, 2002.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenues

      Sales of concentrates and dorè in the year ended December 31, 2002 increased by $17.1 million, or 25%, from the year ended December 31, 2001 to $86.3 million. The increase in sales was primarily attributable to higher realized gold and silver prices accounting for approximately $7.3 million of the increase, and increased production of silver and gold compared to 2001, accounting for $9.8 million of the increase. In the year ended December 31, 2002, the Company produced a total of 14.8 million ounces of silver and 117,000 ounces of gold compared to 10.9 million ounces of silver and 96,000 ounces of gold in 2001. In the year ended December 31, 2002, Company realized average silver and gold prices of $4.63 and $311, respectively, compared with realized average prices of $4.34 and $275, respectively, in the prior year. The increase in gold and silver production was primarily due to the commencement of commercial production at the Company’s Cerro Bayo/ Martha Mine and increased production at Silver Valley.

      Interest and other income in the year ended December 31, 2002 increased by $5.8 million compared with year ended December 31, 2001. The amount also includes gains on the sale of certain assets at Silver Valley of $3.2 million and the sale of the Petorca mine of $1.4 million.

Costs, Expenses and Write-downs

      The following table sets forth year 2002 versus year 2001 costs, expenses and write-downs:

      Production costs in the year ended December 31, 2002 increased by $13.7 million, or 20%, from the year ended December 31, 2001 to $82.9 million. The increase in production costs is primarily a result of the commencement of commercial mining operations at the Cerro Bayo/ Martha Mine.

      Depreciation and amortization increased in the year ended December 31, 2002 by $2.2 million, or 19%, from the prior year, primarily due to the commencement of mining operations at the Cerro Bayo/ Martha Mine.

      Administrative and general expenses increased $0.7 million in the year ended December 31, 2002 compared to 2001, as a result of normal variations.

      Exploration expenses decreased $2.5 million in the year ended December 31, 2002 compared to 2001, due to a $2.5 million reduction in spending as a result of a decision to focus exploration efforts around existing operations.

      Pre-feasibility expense decreased $1.1 million due to reduced expenses at the San Bartolome Project.

      Interest expenses increased $7.4 million in the year ended December 31, 2002 compared to 2001, due to the make whole interest payments in conjunction with the Company’s “Debt Reduction Program” discussed below, which involved the conversion of 13 3/8% notes.

      Write-downs of mining properties and other expenses amounted to $23.1 million in 2002, primarily as a result of the (i) $19.0 million write-down of the Silver Valley property, (ii) $2.9 million of mine closing and holding costs at Petorca and Kensington and (iii) $1.1 million on environmental charges. Write-downs of mining properties and other expenses in 2001 amounted to a total of $9.9 million, primarily as a result of (i) a write-down of $6.1 million in the carrying value of the Kensington property, (ii) the $1.4 million write-down of inventory resulting from the Handy & Harmon bankruptcy and (iii) $1.4 million of holding costs at Fachinal and Kensington.

Early Retirement of Debt

      Early retirement of debt resulted in a $19.1 million loss compared to a $48.2 million gain in 2001. See “Debt Reduction Program” discussion below.

Net Loss

      As a result of the above, the Company’s net loss amounted to approximately $80.8 million in the year ended December 31, 2002 compared to a net loss of $3.1 million in the year ended December 31, 2001.

Liquidity and Capital Resources

Working Capital; Cash and Cash Equivalents

      The Company’s working capital at December 31, 2003 was approximately $100.3 million compared to $7.0 million at December 31, 2002. The ratio of current assets to current liabilities was 5.5:1 at December 31, 2003 compared to 1.2:1 at December 31, 2002. The increase in working capital is primarily the result of the common stock issuance in the fourth quarter.

      Net cash used in operating activities in 2003 was $5.1 million compared with $8.5 million used in operating activities in 2002. The most significant non-cash items included in the net loss in 2003 were losses on early retirement of debt of $41.6 million, interest expense of $8.2 million paid with common stock, and the $2.3 million cumulative effect of change in accounting principle.

      A total of $33.4 million was used by investing activities in 2003 compared to $6.0 million used in 2002. In 2003, cash used for development of mining assets was $19.9 million and net purchases of short-term investments $13.6 million.

      The Company’s financing activities provided $91.8 million during 2003 compared to $8.8 million in 2002. The variance is due to the proceeds received from the issuance in 2003 of $105.7 million of common stock and the issuance of 9% Notes of $33.8 million, offset in part by offering costs of $5.4 million. In addition, $39.7 million of long-term debt was retired during 2003.

      The Company believes its cash on hand, the funds received in connection with the post year-end financing and cash from operations will be adequate to meet its obligations during the next twelve months. Nevertheless, if the Company decides to pursue additional mineral interests or acquisitions, additional equity issuances or financing may be necessary. There can be no assurances that such financing will be available when or if needed.

      The Company’s cash flow forecasts indicate that approximately $9.4 million will be spent during 2004 on capital expenditures at its operating mines. In addition, the Company expects to spend approximately $10.7 million on exploration, lease holding costs and new project development. The Company expects to complete updated feasibility studies for its Kensington gold project and the San Bartolome silver project. The Company currently estimates capital costs for these projects at approximately $155 million. Both projects are subject to the outcome of the updated feasibility studies and the receipt of remaining permits. If the projects are approved, construction could commence in 2004 with commercial operation expected to occur in 2006.

Capitalized Expenditures

      During 2003, the Company expended $12.1 million at the Rochester mine, $4.9 million for continuing mine development at the Cerro Bayo and Mina Martha properties, $2.4 million at the Galena Mine. During 2004, the Company plans to expend $3.5 million for investment activities at the Rochester mine, $2.1 million at the Galena mine, $3.0 million at Cerro Bayo, $3.8 million at the Kensington development property and $1.9 million at the San Bartolome development property. The Company expects to complete updated feasibility studies for its Kensington gold project and the San Bartolome silver project. The Company estimates capital costs for these projects at approximately $155 million. Both projects are subject to the outcome of the updated feasibility studies and the receipt of remaining permits. If the projects are approved, construction could commence in 2004 with commercial operation expected to occur in 2006.

Debt Reduction Program

      During the past five years, the Company has pursued a program of restructuring and reducing its outstanding indebtedness, which has resulted in a reduction of long-term debt from $246.5 million at

December 31, 1998 to $9.6 at December 31, 2003. A summary of the major components of the program are as follows:

1998-2000 Repurchases and exchanges

      In 1998, the Company repurchased approximately $4.0 million principal amount of its outstanding 6% Debentures, approximately $36.5 million principal amount of its outstanding 7 1/4% Debentures and $1.6 million principal amount of its outstanding 6 3/8% Debentures for a total purchase price of approximately $28.5 million. During 1999, the Company repurchased approximately $10.2 million principal amount of its outstanding 6% Debentures for a total purchase price of approximately $6.2 million. During 2000, the Company repurchased approximately $9.1 million principal amount of its outstanding 6% Debentures and $22.0 million principal amount of its outstanding 7 1/4% Debentures for a total purchase price of approximately $13.9 million.

2001 Public Exchange Offer

      On June 29, 2001, the Company commenced an offer of its Series I 13 3/8% Senior Convertible Subordinated Notes due 2003 (“Series I 13 3/8 Notes”) in exchange for its outstanding 6%, 6 3/8% and 7 1/4% Debentures. The Company offered $1,000 principal amount of Series I 13 3/8% Notes for each $2,000 principal amount of 6 3/8% and 7 1/4% Debentures, and $1,000 principal amount of Series I 13 3/8% Notes in exchange for each $1,000 principal amount of 6% Debentures. The exchange offer was completed on July 30, 2001 and on August 1, 2001, the Company issued a total of approximately $42.6 million principal amount of Series I 13 3/8% Notes in exchange for approximately $2.0 million principal amount of 6% Debentures, $26.6 million principal amount of 6 3/8% Debentures and $54.5 million principal amount of 7 1/4% Debentures that were tendered and accepted in the exchange offer. In addition, the Company sold $25,000 principal amount of Series I 13 3/8% Notes for cash in connection with the offer. The exchange offer reduced the Company’s outstanding long-term debt by approximately $39.9 million and increased shareholders’ equity by approximately $38.6 million. As a result of the exchange offer, the Company recorded a gain of approximately $39.2 million, net of offering costs.

      The Series I 13 3/8% Notes were senior in right of payment to the 6%, 6 3/8% and 7 1/4% Debentures. The Series I 13 3/8% Notes were convertible into Coeur common stock, at any time prior to maturity at a conversion price of $1.35 per share, subject to adjustment. Interest was payable semi-annually on June 30 and December 31 of each year. The Company was entitled to elect to pay interest in cash or stock, in its sole discretion. The Company elected to pay the $2.9 million of interest payable on December 31, 2001 in common stock, issuing a total of 3.4 million shares of common stock in payment thereof. The Company had certain automatic conversion rights. If an automatic conversion were to occur within the first two years after issuance, or if holders elected to convert their Series I 13 3/8% Notes within the first two years after issuance and prior to notice of any automatic conversion, the Company was required to make a payment to the holders in cash, or at the Company’s option, in common stock, equal to two full years of interest, less interest already paid. The Series I 13 3/8% Notes were redeemable at the option of the Company two years after issuance, subject to certain conditions, and at the option of the holders in the event of a change in control.

2001 Private Exchange Transactions

      In the first quarter of 2001, the Company exchanged $5.0 million principal amount of outstanding 7 1/4% Debentures for 1.8 million shares of common stock. As a result, the Company recorded a gain of approximately $3.0 million, in connection with the reduction of indebtedness. In the second quarter of 2001, the Company exchanged a total of $11.0 million principal amount of 7 1/4% Debentures for 4.3 million shares of common stock. As a result, the Company recorded a gain of approximately $5.8 million.

2001 Conversions

      During the year ending December 31, 2001, holders of $1.8 million principal amount of the Series I 13 3/8% Convertible Notes voluntarily converted such notes into approximately 1.3 million shares of common stock. In addition, 3.8 million shares of common stock were issued as payment for $2.9 million of interest expense on the Series I 13 3/8% Notes during 2001.

2002 Private Placement Transaction

      In May 2002, The Company issued $21.5 million principal amount of new Series II 13 3/8% Convertible Senior Subordinated Notes (“Series II 13 3/8% Notes”) due December 2003, for proceeds of approximately $13.5 million, net of discount of $5.5 million and offering costs of approximately $1.9 million. Proceeds from this transaction were used to retire the remaining outstanding $9.4 million of 6% Convertible Subordinated Debentures due June 10, 2002 upon their maturity along with accrued interest and for general corporate purposes. The Series II 13 3/8% Notes were issued on similar terms, subject to certain contingent provisions, as the Company’s previously issued, Series I 13 3/8% Notes.

2002 Exchanges and Conversions

      During 2002, the holders of the 6%, 6 3/8% and 7 1/4% Debentures exchanged a total of $13.7 million, $11.1 million, and $3.0 million principal amount, respectively, in exchange for a total of 14.4 million, 8.6 million and 2.3 million shares of common stock, respectively. Shares issued for the 6 3/8% and 7 1/4% Debentures include 0.7 million and 0.2 million shares of common stock issued for payment of interest.

      As of December 31, 2002, the holders of a total of approximately $28.7 million principal amount of Series I 13 3/8% Notes had converted their notes into a total of 21.2 million shares of common stock, excluding make whole interest payments.

      As of December 31, 2002, the holders of a total of approximately $21.5 million principal amount of Series II 13 3/8% Notes had converted their notes into a total of 15.9 million shares of common stock. As a result, the entire issue of Series II 13 3/8% Notes had converted into common stock. The Company issued 2.9 million shares for payment of interest.

2003 Issuance of 9% Senior Convertible Notes

      On February 26, 2003, the Company completed a private placement of $37.2 million principal amount of 9% Notes. The net proceeds were approximately $33.8 million. The 9% Notes were senior in right of payment to the 6 3/8% and 7 1/4% Debentures. The 9% Notes were convertible into Coeur common stock, at any time prior to maturity at a conversion price of $1.60 per share, subject to adjustment. Interest was payable semi-annually on February 15 and August 15 of each year. The Company was entitled to elect to pay interest in cash or stock, in its sole discretion. The 9% Notes were redeemable at the option of the Company six months after issuance, subject to certain conditions, and at the option of the holders in the event of a change in control. Of the financial advisory fees paid by the Company in connection with the issuance of the 9% Notes, the Company elected to issue 0.6 million unregistered shares of common stock valued at $1.54 per share in lieu of cash. No underwriter was used with this transaction. The private placement was made to several accredited institutional investors. The private placement was exempt from registration under the Securities Act of 1933 by virtue of Regulation D thereunder.

      On March 7, 2003, the Company called for the redemption of approximately $22.4 million principal amount of the outstanding 6 3/8% Debentures, which was funded by a portion of the proceeds received from the sale of the 9% Notes. The redeemed securities were retired on April 7, 2003.

      Effective as of July 10, 2003, Coeur d’Alene Mines Corporation entered into a series of agreements under which indebtedness of the Company were exchanged for or converted into shares of the Company’s common stock, (the “Common Stock”). The Company and each of the holders of the Company’s 9% Notes entered into an Early Conversion Agreement. The amount of principal converted under the Early Conversion Agreements was $32.6 million, and the common shares issued, including payment of interest, was approximately 27.5 million. After giving effect to the exchanges, an aggregate of $4.6 million of 9% Notes remained outstanding. The Company recorded a loss on early retirement of debt of $4.2 million in the third quarter of 2003 in conjunction with these transactions.

2003 Redemptions

      On November 25, 2003, the Company issued 3.1 million shares of common stock in a registered offering, the proceeds of which were used to redeem the remaining $4.6 million principal amount of the 9% Convertible Senior Subordinated Notes and recorded a loss on the early retirement of debt of $7.6 million. In addition, during the fourth quarter of 2003, the Company redeemed the remaining $4.8 million principal amount of the 6 3/8% Convertible Subordinated Debentures due January 2004.

2003 Exchanges and Conversions

      During 2003, holders of $12.7 million of our Series I 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 voluntarily converted such notes, in accordance with original terms, into approximately 9.6 million shares of common stock including payment for make whole provision for interest expense.

      During 2003, we exchanged $27.9 million and $2.1 million principal amount of our outstanding 6 3/8% Debentures and our 7 1/4% Debentures, respectively, in exchange for 18.5 million shares of common stock and recorded a loss on exchange and early retirement of debt of approximately $29.7 million. The shares included 0.5 million shares of common stock issued as payment for interest expense as part of the transaction. In conjunction with the issuance of the 9% Convertible Senior Subordinated Notes due 2007, we also issued 0.6 million shares of common stock for partial payment of offering costs of $1.0 million.

Issuances of Common Stock

      During the third quarter of 2003, the Company completed a public offering of 23.7 million shares of common stock at a public offering price of $3.40 per share, which included 3.1 million shares purchased by the underwriters at the offering price to cover over allotments. The Company realized total net proceeds from the offering, after payment of the underwriters’ discount, of approximately $76.0 million.

      On July 7, 2003, the Company sold 0.2 million shares of common stock to an institutional investor for an aggregate of $0.3 million, or $1.40 per share. The net proceeds from the sale of shares were used to pay amounts owed by the Company’s subsidiary, Empresa Minera Manquiri S.A., a Bolivian corporation, under contracts pursuant to which it obtained certain mineral rights in Bolivia and for general corporate purposes. The sale of share was effected pursuant to the Company’s shelf registration statement.

      On May 23, 2003, the Company sold 8.1 million shares of common stock to an institutional investor for an aggregate of $10.0 million, or $1.23 per share. The Company also granted the investor an option, exercisable within 30 days, to purchase an additional 1.2 million shares of common stock at a price of $1.23 per share. The proceeds of the sale were used for general corporate purposes and working capital needs, including the repayment of Series I 13 3/8% Notes and 6 3/8% Debentures. On June 20, 2003, the Company sold 1.2 million shares of common stock to the institutional investor for an aggregate of $1.5 million, or $1.23 per share, in connection with the above-referenced option. The sales of shares were effected under the Company’s shelf registration statement.

      On November 25, 2003, the Company issued 3.1 million shares of common stock in registered offering, the proceeds of which were used to redeem the remaining $4.6 million principal amount of the 9% Convertible Senior Subordinated Notes.

Subsequent Events

2004 Issuance of 1.25% Convertible Senior Notes

      On January 13, 2004 the Company completed its offering of $180 million aggregate principal amount of 1.25% Convertible Senior Notes due 2024 (the “1.25% Notes”). The 1.25% Notes are convertible into shares of Coeur common stock at a conversion rate of approximately 131.5789 shares of Coeur common stock per $1,000 principal amount of Notes, representing a conversion price of $7.60 per share. Interest on the notes is payable in cash at the rate of 1.25% per annum beginning July 15, 2004. The Company intends to use the proceeds of the 1.25% Notes for general corporate purposes, which may include the development of its Kensington gold project and its San Bartolome silver project, each of which are pending the completion of updated feasibility studies and final construction decisions. The 1.25% Notes are general unsecured obligations, senior in right of payment to Coeur’s other indebtedness. The offering was made through an underwriting led by Deutsche Bank Securities. Offering of the 1.25% Notes was made only by means of a prospectus under Coeur’s existing shelf registration statement.

Redemption of Remaining 7 1/4% Convertible Subordinated Debentures due October 2005 Announced

      On February 11, 2004, the Company announced the redemption of the remaining outstanding $9.6 million principal amount of the Company’s 7 1/4% Convertible Subordinated Debentures due October 15, 2005. The final redemption is set for March 11, 2004.

Contractual Obligations

      The following table summarizes our contractual obligations at December 31, 2003 and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period

		Less Than			More Than
Contractual Obligations	Total	1 Year	1-3 Years	3-5 Years	5 Years

Convertible debt(1)	$9,563	$—	$9,563	$—	$—
Operating lease(2)	2,707	2,039	668	—	—
Capital lease(3)	321	207	114	—	—
Kensington Trust(4)	1,357	128	404	751	74
Building Mortgage(5)	1,206	98	228	278	602
Reclamation and mine closure(6)	34,732	389	1,357	4,577	28,409
Pension and health benefits(7)	9,479	1,085	2,194	2,198	4,002
Other long-term liabilities(8)	2,198	406	418	12	1,362

Total	$61,563	$4,352	$14,946	$7,816	$34,449

(1)	The $9.6 million principal amount of 7 1/4% Debentures due 2005 outstanding at December 31, 2003 are convertible into shares of common stock at the option of the holder on or before October 31, 2005, unless previously redeemed, at a conversion price of $17.45 per share, subject to adjustment in certain events.

The Company is required to make semi-annual interest payments. The Debentures are redeemable at the option of the Company, and have no other funding requirements until maturity on October, 2005.

On February 11, 2004, the Company announced the redemption of the remaining outstanding $9.6 million principal amount of the Company’s 7 1/4% Convertible Subordinated Debentures due October 15, 2005. The final redemption is set for March 11, 2004.

(2)	The Company has entered into various operating lease agreements which expire over a period of three years.

(3)	The Company has entered into various capital lease agreements for commitments over the next two years.

(4)	Purchase obligation for the Kensington property in Alaska.

(5)	The Company has secured a 10-year loan for $1.3 million at an interest rate of 10% for the Corporate Office Building utilizing the building as collateral for the loan. The amount of this loan outstanding at December 31, 2003 was $1.2 million. The loan was paid in full on February 11, 2004.

(6)	Reclamation and mine closure amounts represent the Company’s estimate of the discounted cash flows of its legal obligation to reclaim and remediate mining properties. This amount will increase over the passage of time for accretion of the obligation and will decrease as reclamation and remediation work is completed. Amounts shown on table are undiscounted.

(7)	Pension and health benefit amounts were determined by the actuary and are estimated based on the census information for the employee or retiree for each respective plan.

(8)	The remaining liabilities include amounts required by GAAP to accrue and include liabilities for severance, workers’ compensation and other miscellaneous accruals.

Environmental Compliance Expenditures

      For the years ended December 31, 2003, 2002, and 2001, the Company expended $4.5 million, $5.3 million, and $5.0 million, respectively, in connection with routine environmental compliance activities at its operating properties. Such activities include monitoring, bonding, earth moving, water treatment and re-vegetation activities.

      The Company estimates that environmental compliance expenditures during 2004 will be approximately $3.5 million to obtain permit modifications and other regulatory authorizations. Future environmental expenditures will be determined by governmental regulations and the overall scope of the Company’s operating and development activities. The Company places a very high priority on its compliance with environmental regulations.

Realization of Net Operating Loss Carryforwards

      The Company has reviewed its net deferred tax asset, together with net operating loss carryforwards, and has not recognized potential tax benefits arising therefrom on the view that it is more likely than not that the deferred deductions and losses will not be realized in future years. In making this determination, the Company has considered the Company’s history of tax losses incurred since 1989, current gold and silver prices and the ability of the Company to use accelerated depletion and amortization methods in the determination of taxable income.

Off-Balance Sheet Arrangements

      The Company has no existing off-balance sheet arrangements as defined under SEC regulations.

Recent Accounting Pronouncements

      In January 2003, FASB issued Interpretation No. 46, “Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51” (FIN 46). FIN 46 clarifies when a company should consolidate in its financial statements the assets, liabilities and activities of a variable interest entity. FIN 46 provides general guidance as to the definition of a variable interest entity and requires a variable interest entity to be consolidated if a company absorbs the majority of the variable interest entity’s expected losses, or is entitled to receive a majority of the variable interest entity’s residual returns, or both. In December 2003, FASB issued a revised interpretation of FIN 46 (FIN 46-R), which supersedes FIN 46 and clarifies and expands current accounting guidance for variable interest entities. FIN 46 and FIN 46-R are effective immediately for all variable interest entities created after January 31, 2003, and for variable interest entities created prior to February 1, 2003, no later than the end of the first reporting period after March 15, 2004. We have performed a review of any entities created subsequent to January 31, 2003, and determined the adoption of FIN 46 and FIN 46-R did not have a material impact on the Company’s financial reporting and disclosures. For any entities created prior to February 1, 2003, we are currently assessing the impact of FIN 46 and FIN 46-R and do not believe that the adoption of FIN 46 and FIN 46-R will have a material impact on our financial reporting and disclosures.

      In April 2003, FASB issued SFAS No. 149, “Amendment of Statement 133 on Derivative Instruments and Hedging Activities.” SFAS No. 149 amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. In particular, this Statement clarifies under what circumstances a contract with an initial net investment meets the characteristic of a derivative and when a derivative contains a financing component that warrants special reporting in the statement of cash flows. This Statement is generally effective for contracts entered into or modified after June 30, 2003. The adoption of SFAS No. 149 did not have a material impact on the Company’s financial reporting and disclosures.

      In May 2003, FASB issued SFAS No. 150, “Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity.” SFAS No. 150 changes the accounting for certain financial instruments that, under previous guidance, could be classified as equity or “mezzanine” equity by now requiring those instruments to be classified as liabilities (or assets in some circumstances) in the statement of financial position. Further, SFAS No. 150 requires disclosure regarding the terms of those instruments and settlement alternatives. The guidance in SFAS No. 150 generally is effective for all financial instruments entered into or modified after May 31, 2003, and is otherwise effective at the beginning of the first interim period beginning after June 15, 2003. We have evaluated SFAS No. 150 and determined that it does not have an impact on our financial reporting and disclosures.

      In December 2003, FASB issued SFAS No. 132, “Employers’ Disclosures about Pensions and Other Postretirement Benefits.” This Statement revises employers’ disclosures about pension plans and other postretirement benefits plans. This Statement requires additional disclosures about the assets, obligations, cash flows and net periodic benefit cost of defined benefit pension plans and other defined benefit postretirement plans. The required information should be provided separately for pension plans and for other postretirement benefit plans. This Statement also requires new disclosures for interim periods beginning after December 15, 2003. This Statement was effective for fiscal years ending after December 15, 2003. The Company adopted this Statement for the year ended December 31, 2003. Refer to Note N — Defined Benefit, Post-Retirement, 401(k), and Defined Contribution Plans.

      In June 2002, FASB issued SFAS No. 146, “Accounting for Costs Associated with Exit or Disposal Activities.” This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force (EITF) Issue No. 94-3, “Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring).” The principal difference between this Statement and EITF 94-3 relates to its requirements for recognition of a liability for a cost associated with an exit or disposal activity. This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF 94-3, a liability was recognized at the date of an entity’s commitment to an exit plan. This Statement is effective for exit or disposal activities that are initiated after December 31, 2002.

      In December 2002, FASB issued SFAS No. 148, “Accounting for Stock Based Compensation — Transition and Disclosure — an Amendment of SFAS No. 123.” The Statement amends SFAS No. 123, “Accounting for Stock-Based Compensation,” and provides alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. This Statement also amends the disclosure requirements of SFAS No. 123 to require prominent disclosures in both annual and interim financial statements about the method of stock-based employee compensation and the effect of the method used on reported results. This Statement was effective for fiscal years ending after December 15, 2002. The Company adopted this Statement in regards to disclosure provisions for the year ended December 31, 2002. (Refer to Note B, Summary of Significant Accounting Policies, for further discussion.)

COEUR D’ALENE MINES CORPORATION

AMENDMENT NO. 2 TO QUARTERLY REPORT ON FORM 10-Q

FOR THE QUARTER ENDED MARCH 31, 2004

      This Amendment No. 2 on Form 10-Q/A (this “Amendment No. 2”) amends the quarterly report on Form 10-Q originally filed by Coeur d’Alene Mines Corporation (the “Company”) on May 10, 2004 for the fiscal quarter ended March 31, 2004 (the “Original Quarterly Report”). The Company is filing this Amendment No. 2 to restate the information set forth in the financial statements included in Part I, Item 1 of the Form 10-Q, as well as the Management’s Discussion and Analysis of Financial Conditions and Results of Operations included in Part I, Item 2 of the Form 10-Q.

      The information contained in Amendment No. 1 to the Original Quarterly Report, as amended by this Amendment No. 2, has not been updated to reflect events and circumstances occurring since its original filing. Such matters have been or will be addressed in reports filed with the Securities and Exchange Commission (other than this Amendment No. 2) subsequent to the date of the Original Quarterly Report. Pursuant to Rule 12b-15 under the Securities Exchange Act of 1934, as amended, the Company has restated in its entirety each item of its Amendment No. 1 to the Original Quarterly Report affected by this Amendment No. 2.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2004	2003

	Restated	Restated

	(In thousands)
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$173,314	$62,417
Short-term investments	61,462	19,265
Receivables	11,538	8,103
Prepaid expenses and other current assets	4,123	3,067
Ore on leach pad	15,424	17,388
Metal and other inventory	13,408	12,535

	279,269	122,775
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment	82,281	87,546
Less accumulated depreciation	(48,939)	(52,868)

	33,342	34,678
MINING PROPERTIES
Operational mining properties	114,867	114,018
Less accumulated depletion	(92,974)	(90,245)

	21,893	23,773
Mineral interests	20,125	20,125
Non-producing and development properties	25,121	25,121

	67,139	69,019
OTHER ASSETS
Non-current ore on leach pad	20,445	14,705
Restricted investments	8,710	8,710
Debt issuance costs, net	5,992	87
Marketable securities	28	19
Other	9,025	9,474

	44,200	32,995

TOTAL ASSETS	$423,950	$259,467

See notes to consolidated financial statements.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	March 31,	December 31,
	2004	2003

	Restated	Restated

	(In thousands)
	(Unaudited)

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$6,367	$7,772
Accrued liabilities and other	5,554	5,218
Accrued interest payable	486	120
Accrued salaries and wages	3,951	5,705
Current portion of remediation costs	1,044	1,278
Current portion of bank financing	2,727	2,367

	20,129	22,460
LONG-TERM LIABILITIES
1 1/4% Convertible Senior Notes due January 2024	180,000	—
7 1/4% Convertible Subordinated Debentures due October 2005	—	9,563
Reclamation and mine closure	21,304	20,934
Other long-term liabilities	6,870	9,032

	208,174	39,529
SHAREHOLDERS’ EQUITY
Common Stock, par value $1.00 per share-authorized 250,000,000 shares, issued 214,233,405 and 214,195,186 March 31, 2004 and December 31, 2003 (1,059,211 shares held in treasury)	214,233	214,195
Additional paid-in capital	542,892	542,900
Accumulated deficit	(546,703)	(545,050)
Shares held in treasury	(13,190)	(13,190)
Accumulated other comprehensive loss	(1,585)	(1,377)

	195,647	197,478

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$423,950	$259,467

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

	Three Months Ended
	March 31,

	2004	2003

	Restated	Restated

	(In thousands, except
	per share data)
REVENUES
Sales of metal	$29,650	$28,538
Interest and other	(647)	262

Total revenues	29,003	28,800
COSTS AND EXPENSES
Production	16,950	17,878
Depreciation and depletion	4,846	5,019
Administrative and general	3,608	3,055
Exploration	1,944	1,087
Pre-development	1,614	377
Interest	938	2,007
Write-down of mining properties and other holding costs	756	624
Loss on exchange and early retirement of debt	—	28,107

Total cost and expenses	30,656	58,154

LOSS FROM CONTINUING OPERATIONS BEFORE TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(1,653)	(29,354)
Income tax benefit	—	7

LOSS BEFORE CUMULATIVE EFFECT IN CHANGE IN ACCOUNTING PRINCIPLE	(1,653)	(29,347)
Cumulative effect of change in accounting principle	—	(2,306)

NET LOSS	(1,653)	(31,653)
Other comprehensive loss	(208)	(297)

COMPREHENSIVE LOSS	$(1,861)	$(31,950)

BASIC AND DILUTED LOSS PER SHARE:
Weighted average number of shares of common stock (000’s)	213,142	133,503

Net loss per common share before cumulative effect of change in accounting principle	$(0.01)	$(0.22)
Cumulative effect of change in accounting principle	—	(0.02)

Net loss per common share	$(0.01)	$(0.24)

See notes to consolidated financial statements.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three Months Ended
	March 31,

	2004	2003

	Restated	Restated

	(In thousands)
	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(1,653)	$(31,653)
Add (deduct) non-cash items:
Depreciation and depletion	4,846	5,019
Loss on early retirement of convertible subordinated debentures	—	28,107
(Gain) loss on embedded derivative	(1,127)	953
Interest expense on convertible senior subordinated notes paid in common stock	—	1,101
Cumulative effect of change in accounting principle	—	2,306
Compensation expense on restricted stock issue	567	29
Other charges	795	214
Changes in Operating Assets and Liabilities:
Receivables	(3,435)	(1,683)
Prepaids and other current assets	436	33
Inventories	(4,650)	(2,694)
Accounts payable and accrued liabilities	(3,854)	(3,078)

CASH USED IN OPERATING ACTIVITIES	(8,075)	(1,346)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments	(52,107)	(40,750)
Proceeds from sales of short-term investments	9,590	19,720
Expenditures on mining assets	(1,480)	(3,264)
Other	215	(50)

CASH USED IN INVESTING ACTIVITIES	(43,782)	(24,344)
CASH FLOWS FROM FINANCING ACTIVITIES:
Retirement of Long Term Debt	(9,561)	—
Debt issuance costs	(6,097)	(248)
Proceeds from issuance of subordinated notes	180,000	33,786
Bank borrowings on working capital facility	6,056	12,155
Payments to bank on working capital facility	(5,696)	(9,777)
Common stock repurchase	(793)	—
Retirement of building loan	(1,200)	—
Other	45	(31)

CASH PROVIDED BY FINANCING ACTIVITIES	162,754	35,885

INCREASE IN CASH AND CASH EQUIVALENTS	110,897	10,195
Cash and cash equivalents at beginning of period	62,417	9,093

Cash and cash equivalents at end of period	$173,314	$19,288

See notes to consolidated financial statements.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note A — Financial Statement Restatement

      The Company records revenue from concentrate sales agreements in accordance with the revenue recognition policy in Note C below.

      In the third quarter of 2004 it was discovered there was an error resulting from the incorrect application of revenue recognition accounting in accordance with accounting principles generally accepted in the United States of America. Historically, the Company has recorded revenue from concentrate sales agreements based on the gold and silver prices prevailing at the time risk of loss and title to the concentrate passes to third-party smelters (at the lower of month-end spot price or the average monthly price for that month). The final settlement price is not fixed until a later date (typically one to three months after shipment) based upon quoted metal prices by an established metal exchange as set forth in each contract, at such date. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset in Prepaid expenses and other, or, a derivative liability on the balance sheet and is adjusted to fair value through revenue each period until the date of final gold and silver settlement. The Company has corrected the error in valuing these embedded derivatives on the financial statements as of and for the three months ended March 31, 2004.

      Accordingly, the Company has restated its financial statements as follows:

	As of March 31, 2004

	As Previously
	Reported	Adjustment	As Restated
Balance sheet data

	(In thousands)
Receivables	$11,046	$492	$11,538
Prepaid expenses and other	$2,044	$2,079	$4,123
Accrued liabilities and other	$5,553	$1	$5,554
Accumulated deficit	$(549,273)	$2,570	$(546,703)

	For the three months ended March 31, 2004

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands)
Sales of metal	$28,271	$1,379	$29,650
Loss from continuing operations before taxes and cumulative effect of change in accounting principle	$(3,032)	$1,379	$(1,653)
Loss before cumulative effect of change in accounting principle	$(3,032)	$1,379	$(1,653)
Net loss	$(3,032)	$1,379	$(1,653)
Comprehensive loss	$(3,240)	$1,379	$(1,861)
Basic and diluted net loss per common share before effect of change in accounting principle	$(0.01)	$—	$(0.01)
Basic and diluted net loss per common share	$(0.01)	$—	$(0.01)

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

	For the three months ended March 31, 2003

	As Previously
	Reported	Adjustment	As Restated
Statement of operations and comprehensive loss data

	(In thousands)
Sales of metal	$29,001	$(463)	$28,538
Loss from continuing operations before taxes and cumulative effect of change in accounting principle	$(28,891)	$(463)	$(29,354)
Loss before cumulative effect of change in accounting principle	$(28,884)	$(463)	$(29,347)
Net loss	$(31,190)	$(463)	$(31,653)
Comprehensive loss	$(31,487)	$(463)	$(31,950)
Basic and diluted net loss per common share before effect of change in accounting principle	$(0.21)	$(0.01)	$(0.22)
Basic and diluted net loss per common share	$(0.23)	$(0.01)	$(0.24)

Note B — Basis of Presentation

      The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-month period ended March 31, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

      The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Coeur d’Alene Mines Corporation (“Coeur” or the “Company”) annual consolidated financial statements beginning on page C-7 herein.

Note C — Summary of Significant Accounting Polices

      Principles of Consolidation: The consolidated financial statements include the wholly-owned subsidiaries of the Company, the most significant of which are Coeur Rochester, Inc., Coeur Silver Valley, Inc., Coeur Alaska, Inc., CM Cerro Bayo Ltd., Compania Minera Polimet S.A. and Empressa Minera Manquiri S.R.L. The consolidated financial statements also include all entities in which voting control of more than 50% is held by the Company. The Company has no investments in entities in which it has greater than 50% ownership interest accounted for using the equity method. Intercompany balances and transactions have been eliminated in consolidation. Investments in corporate joint ventures where the Company has ownership of 50% or less and funds its proportionate share of expenses are accounted for under the equity method. The Company has no investments in entities in which it has greater than 20% ownership interest accounted for using the cost method.

      Revenue Recognition: Revenue is recognized when title to silver and gold passes to the buyer and when collectibility is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

freely traded commodity markets, for example, the London Bullion Market, an active and freely traded commodity market, for both gold and silver, in an identical form to the product sold.

      Under our concentrate sales contracts with third-party smelters, final gold and silver prices are set on a specified future quotational period, typically one to three months, after the shipment date based on market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset in Prepaid expenses and other, or, a derivative liability on the balance sheet and is adjusted to fair value through revenue each period until the date of final gold and silver settlement. The form of the material being sold, after deduction for smelting and refining is in an identical form to that sold on the London Bullion Market. The form of the product is metal in flotation concentrate, which is the final process for which the company is responsible.

      The effects of forward sales contracts are reflected in revenue at the date the related precious metals are delivered or the contracts expire. Third party smelting and refining costs are recorded as a reduction of revenue.

      At March 31, 2004 the Company had outstanding provisionally priced sales of $28.1 million, consisting of 3.1 million ounces of silver, 19,613 ounces of gold and 937,396 pounds of copper. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $31,000; for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $19,613; and for each one cent per pound change in realized copper price, revenue would vary (plus or minus) approximately $9,374. At December 31, 2003, the Company had outstanding provisionally priced sales of $32.8 million, consisting of 3.7 million ounces of silver, 37,487 ounces of gold and 681,196 pounds of copper. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $37,000; for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $37,487; and for each one cent per pound change in realized copper price, revenue would vary (plus or minus) approximately $6,812.

      Cash and Cash Equivalents: Cash and cash equivalents include all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in the United States and Chile with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents.

      Short-term Investments: Short-term investments principally consist of highly-liquid United States, foreign government and corporate securities with original maturities in excess of three months and less than one year. The Company classifies all short-term investments as available-for-sale securities. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders’ equity. Any decline in market value considered to be other than temporary is recognized in determining net income. Realized gains and losses from the sale of these investments are included in determining net income/(loss).

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      Ore on Leach Pad: The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.

      The Company uses several integrated steps to scientifically measure the metal content of ore placed on the leach pads. As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue which is assayed to determine estimated quantities of contained metal. The Company estimates the quantity of ore by utilizing global positioning satellite survey techniques. The Company then processes the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, it is continuously sampled for assaying. The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to dorè, which is the final product produced by the mine. The inventory is stated at lower of cost or market, with cost being determined using the first-in, first-out and weighted average cost methods.

      The Company reported ore on leach pads of $35.8 million as of March 31, 2004. Of this amount, $15.4 million is reported as a current asset and $20.4 million is reported as a non-current asset. The distinction between current and non-current is based upon the expected length of time necessary for the leaching process to remove the metals from the broken ore. The historical cost of the metal that is expected to be extracted within twelve months is classified as current and the historical cost of metals contained within the broken ore that will be extracted beyond twelve months is classified as non-current.

      The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates which are inherently inaccurate since they rely upon laboratory testwork. Testwork consists of 60 day leach columns from which the Company projects metal recoveries up to five years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately fifteen years of leach pad operations at the Rochester Mine. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate. The length of time necessary to achieve ultimate recoveries for silver and gold is currently estimated between 5 and 10 years. The estimated recoveries for silver and gold used are 61.5% and 93%, respectively. However, the ultimate recovery will not be known until leaching operations cease which is currently estimated for 2011.

      Metal and Other Inventory: Inventories include concentrate ore, dorè, ore in stockpiles and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore in stock piles are sampled for gold and silver content and are valued based on the lower of actual costs incurred or estimated net realizable value based upon the period ending prices of gold and silver. Material that does not contain a minimum quantity of gold and silver to cover estimated processing expense to recover the contained gold and silver is not classified as inventory and is assigned no value. All inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out and weighted average cost methods. Concentrate and doré inventory includes product at the mine site and product held by refineries and are also valued at lower of cost or market.

      Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such facilities or the useful life of the individual assets. Productive lives range from 7 to 31 years for buildings and improvements, 3 to 13 years for machinery and equipment and 3 to 7 years for furniture and fixtures. Certain mining equipment is depreciated using the units-of-production method based upon estimated total proven and probable reserves. Maintenance and repairs are expensed as incurred.

      Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically developed as a result of establishing proven and probable reserves, the costs incurred to develop such property including costs to further delineate the ore body and remove over burden to initially expose the ore body, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves. Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company generally makes a preliminary evaluation to determine that the property has significant potential to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is determined by many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins using the units-of-production method based on proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense.

      Mineral Interests: Significant payments related to the acquisition of mineral rights are capitalized as incurred. The Company classifies mineral interests as tangible assets based on the consensus in EITF Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets”. Accordingly, use rights are accounted for based on their substance. The time between initial acquisition and full evaluation of a property’s potential is variable and is determined by many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins using the units-of-production method based on proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

      Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company utilizes the methodology set forth in Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to evaluate the recoverability of capitalized mineral property costs. An impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis, is less than the carrying amount of the assets, including property plant and equipment, mineral property, development property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include estimates of proven and probable recoverable ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest level for which there are

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

      Restricted Investments: The Company, under the terms of its lease, self insurance, and bonding agreements with certain banks, lending institutions, insurance companies and regulatory agencies, is required to collateralize certain portions of the Company’s obligations. The Company has collateralized these obligations by assigning certificates of deposit that have maturity dates ranging from three months to a year, to the respective institutions or agency. At March 31, 2004 and December 31, 2003, the Company had certificates of deposit under these agreements of $8.7 million and $8.7 million, respectively, restricted for this purpose. The ultimate timing for the release of the collateralized amounts is dependent on the timing and closure of each mine. In order to release the collateral, the Company must seek approval from certain government agencies responsible for monitoring the mine closure status. Collateral could also be released to the extent the Company was able to secure alternative financial assurance satisfactory to the regulatory agencies. The Company believes there is a reasonable probability that the collateral will remain in place beyond a twelve-month period and has therefore classified these investments as long-term.

      Deferred Stripping Costs: Deferred stripping costs are unique to the mining industry and are determined based on the Company’s estimates for the life of mine strip ratio for each mine. These costs are capitalized in periods when the life of mine ratio is below the current mining strip ratio, and amortized during periods where the life of mine strip ratio is above the current strip ratio. The Rochester mine is the only mine that has previously capitalized deferred stripping costs. The life of mine strip ratio that was used to accumulate the deferred stripping amounts was 1.8 to 1 (waste to ore) and was based on the estimated average stripping ratio for the life of the mine, compared to the then current ratio of 2.2 to 1 (waste to ore). The deferred stripping costs have been amortized as waste and ore have been removed from the Rochester mine pit. At present the remaining life of mine plan estimates the future stripping ratio as 1.1 to 1 (waste to ore), and the remaining costs will be amortized over the remaining life of the mine. At March 31, 2004 and December 31, 2003, the carrying amount of the deferred stripping costs were $1.1 million and $1.2 million, respectively, and are included in other assets in the accompanying balance sheet. No additional deferred stripping costs were capitalized during the periods presented. Based on current reserves and current production levels, complete amortization should occur in less than four years. The amounts that were amortized for the three months ended March 31, 2004 and 2003 were $0.1 million and $0.1 million, respectively.

      Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements. The Company measured the cumulative accretion and accumulated depreciation for the period from the date the liability would have been recognized if SFAS No. 143, “Accounting for Asset Retirement Obligations”, was in effect when the Company incurred the liability to the date of the adoption of SFAS No. 143 and has reported these as a cumulative effect of a change in accounting principle. For the initial measurement of these existing obligations we have used current information, assumptions, and interest rates.

      The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup and inflation adjustments to determine the total obligation.

      The sum of all these costs was discounted, using the credit adjusted risk-free interest rate (current assumption of 7.5%), from the time we expect to pay the retirement obligation to the time we incur the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost with a corresponding debit to the carrying amount of the related long-lived asset. The Company will deplete this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

      Foreign Currency: Substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the date of the transaction or at end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income/(loss).

      Derivative Financial Instruments: On January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (as amended by SFAS No. 137) and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” These Statements require recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings (loss) or other comprehensive income (loss) (OCI). Appropriate accounting for changes in the fair value of derivatives held is dependent on whether the derivative transaction qualifies as an accounting hedge and on the classification of the hedge transaction.

      For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss), and are recognized in the Statement of Consolidated Operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings. Refer to Note O — Derivative Financial Instruments and Fair Value of Financial Instruments.

      Stock-based Compensation Plans: The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, to account for its stock-based compensation plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans.

      Had compensation costs for the Company’s options been determined based on the fair value at the grant dates consistent with SFAS No. 123, the Company would have recorded the pro forma amounts presented below:

	Quarter Ended
	March 31,

	2004	2003

	Restated	Restated
Net loss attributable to Common shareholders as reported	$(1,653)	$(31,653)
Pro forma net loss	$(1,635)	$(31,663)
Basic and diluted net loss per share as reported	$(0.01)	$(0.24)
Basic and diluted pro forma net loss per share	$(0.01)	$(0.24)

      The provisions of SFAS 148 will not have a material impact on the Company, as it does not plan to adopt the fair-value method of accounting for stock options at the current time.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      Income Taxes: The Company computes income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires an asset and liability approach which results in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of those assets and liabilities, as well as operating loss and tax credit carryforwards, using enacted tax rates in effect in the years in which the differences are expected to reverse.

      Comprehensive Income/(Loss): In addition to net income/(loss), comprehensive income includes all changes in equity during a period, except those resulting from investments by and distributions to owners. Items of comprehensive loss include the following:

	March 31,	March 31,
	2004	2003

Unrealized gain (loss) on marketable securities	$74	$(219)
Change in fair value of derivative hedging, net of settlement	(282)	(78)

Comprehensive loss	$(208)	$(297)

      Net Income/(Loss) Per Share: Net loss per share is computed by dividing the net income/(loss) attributable to common stock by the weighted average number of common shares outstanding during each period. All stock options outstanding at each period end have been excluded from the weighted average share calculation. The effect of potentially dilutive stock options outstanding was antidilutive in the three months ended March 31, 2004 and 2003.

      Detail of potentially dilutive shares excluded from earnings per share calculation due to antidilution:

	March 31, 2003	March 31, 2004

Options	1,816,805	1,888,318
1.25% Debentures Convertible at $7.60	—	23,684,211
7.25% Debentures Convertible at $17.45	569,270	—
9% Notes Convertible at $1.60	23,220,307	—

Total potentially dilutive shares	25,606,382	25,572,529

      Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

      Recent Accounting Pronouncements: On April 30, 2004, the FASB issued FAS 141-1 and 142-1, Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets and EITF Issue No. 04-2, Whether Mineral Rights Are Tangible of Intangible Assets.

      The Board directed the FASB staff to issue this FASB Staff Position (FSP), which amends FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets.

      At the March 17–18, 2004 FASB Emerging Issues Task Force (EITF) meeting, the Task Force reached a consensus on EITF Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Assets,” that mineral rights, as defined in the Issue, are tangible assets. There is an inconsistency between this consensus that mineral rights are tangible assets and the characterization of mineral rights as intangible assets in Statements 141 and 142. This FSP amends Statement 141 and Statement 142 to address that inconsistency.

      The Company adopted the provisions of FSP 141-1 and 142-1 as of March 31, 2004, which did not have an effect on the Company’s financial position or results of operations.

Note D — Ore on Leach Pads

      Ore on leach pad consists of the following:

	March 31,	December 31,
	2004	2003

Ore on leach pad — Current	$15,424	$17,388
Ore on leach pad — Non-current	20,445	14,705

Total ore on leach pads	$35,869	$32,093

Note E — Metal and Other Inventories

      Inventories consist of the following:

	March 31,	December 31,
	2004	2003

Concentrate and dorè inventory	$8,471	$7,980
Supplies	4,937	4,555

Metal and other inventory	$13,408	$12,535

Note F — Income Taxes

      The Company computes income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires an asset and liability approach which results in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of those assets and liabilities, as well as operating loss and tax credit carryforwards, using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company has operating loss carryforwards which expire in 2008 through 2023 for U.S. carryforwards and indefinitely for foreign carryforwards. The Company has reviewed its net deferred tax assets and has not recognized potential tax benefits arising therefrom because at this time management believes it is more likely than not that the benefits will not be realized in future years. The amount recognized in the first quarter of 2003 relates to a cash refund received during that quarter.

Note G — Supplemental Cash Flow Information

      During the first quarter of 2003, holders of $2.8 million of the Series I 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 (the “Series I 13 3/8% Notes”) voluntarily converted such notes, in accordance with original terms, into approximately 2.1 million shares of common stock. In addition, 0.1 million shares of common stock were issued as payment for $0.2 million of interest expense on the Series I 13 3/8% Notes.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      During the first quarter of 2003, the Company purchased $26.9 million and $1.7 million principal amount of its outstanding 6 3/8% and 7 1/4% Convertible Subordinated Debentures, respectively, in exchange for 16.9 million shares of common stock and recorded a loss on exchange and early retirement of debt of approximately $28.1 million. In addition, 0.6 million shares of common stock were issued as payment for $0.9 million of interest expense as part of the transaction. In conjunction with the issuance of the 9% Convertible Senior Subordinated Notes, the Company also issued 0.6 million shares of common stock for partial payment of offering costs of $1.0 million.

      During the first quarter of 2003, the Company issued 1.2 million shares of common stock in conjunction with its long-term incentive program.

Note H — Long-Term Debt

      On January 13, 2004 the Company completed its offering of $180 million aggregate principal amount of 1.25% Convertible Senior Notes due 2024 (the “1.25% Notes”). The 1.25% Notes are convertible into shares of Coeur common stock at a conversion rate of approximately 131.5789 shares of Coeur common stock per $1,000 principal amount of Notes, representing a conversion price of $7.60 per share. Interest on the notes is payable in cash at the rate of 1.25% per annum beginning July 15, 2004. The Company intends to use the proceeds of the 1.25% Notes for general corporate purposes, which may include the development of its Kensington gold project and its San Bartolome silver project, which are pending the completion of updated feasibility studies and final construction decisions. The 1.25% Notes are general unsecured obligations, senior in right of payment to Coeur’s other indebtedness. The offering of the 1.25% Notes was made only by means of a prospectus under Coeur’s existing shelf registration statement.

      On March 11, 2004, the Company redeemed the remaining outstanding $9.6 million principal amount of the Company’s 7 1/4% Convertible Subordinated Debentures due October 15, 2005.

      In 2002, the Company secured a 10-year loan at an interest rate of 10% for the corporate office building, located at our headquarters in Coeur d’Alene, Idaho, utilizing the building as collateral for the loan. The amount of this loan outstanding at December 31, 2003 was $1.2 million and is included in other long-term liabilities in the accompanying consolidated financial statements. This loan was paid in full in February 2004.

Note I — Segment Reporting

      Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision making group is comprised of the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer.

      The operating segments are managed separately because each segment represents a distinct use of Company resources and contribution to the Company’s cash flows in its respective geographic area. The Company’s reportable operating segments are the Rochester, Coeur Silver Valley and Cerro Bayo mining properties, the Kensington development property, and the Company’s exploration programs, which includes the San Bartolomé silver development property. All operating segments are engaged in the discovery and/or mining of gold and silver and generate the majority of their revenues from the sale of precious metal concentrates and/or refined precious metals. The Coeur Silver Valley and Cerro Bayo mines sell precious metal concentrates, typically under long term contracts to smelters located in Canada (Noranda Inc. and Teck Cominco Metals Ltd.) and Japan (Sumitomo Ltd. and DOWA Mining Company). Refined

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

gold and silver produced by the Rochester mine is primarily sold on a spot basis to precious metal trading banks such as Standard Bank, Morgan Stanley, Mitsui and N.M. Rothschild.

      Intersegment revenues consist of precious metal sales to the Company’s metals marketing division and are transferred at the market value of the respective metal on the date of the transfer. The other segment includes earnings from unconsolidated subsidiaries accounted for by the equity method, the corporate headquarters, elimination of intersegment transactions and other items necessary to reconcile to consolidated amounts. Revenues in the other segment are generated principally from interest received from the Company’s cash and investments that are not allocated to the operating segments. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in the Notes to Consolidated Financial Statements beginning on page C-12 herein. The Company evaluates performance and allocates resources based on each segment’s profit or loss before interest, income taxes, depreciation and amortization, unusual and infrequent items, and extraordinary items.

      As discussed in Note A, the Company has restated its financial statements as of and for the three months ended March 31, 2004. The restatement is to reflect a correction of an error resulting from the incorrect application of revenue recognition accounting in accordance with accounting principles generally accepted in the United States of America, and is reflected in the segment reporting information for the Galena Mine and the Cerro Bayo Mine as those mines have been impacted by the restatement. The other operating segments have not been impacted by the restatement. In addition, in the geographic information below, the United States and Chile amounts have been restated due to the geographic locations of the Galena Mine and the Cerro Bayo Mine.

Segment Reporting

(In thousands)

	Rochester Mine	Galena Mine	Cerro Bayo Mine	Exploration	Other	Total

		Restated	Restated
Three Months Ended March 31, 2004 Restated
Total net sales and revenues	$12,254	$9,292	$7,754	$(9)	$(288)	$29,003
Depreciation and depletion	2,233	463	2,076	10	64	4,846
Interest income	—	—	—	—	639	639
Interest expense	1	—	38	—	812	851
Gain on forward sales contracts	—	—	—	—	937	937
Profit (loss)	4,476	3,256	2,772	(1,548)	(3,975)	4,981
Segment assets(A)	69,474	12,795	31,208	21,265	30,677	165,419
Capital expenditures for property	392	378	602	6	102	1,480

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Segment Reporting Cont.

(In thousands)

	Rochester Mine	Galena Mine	Cerro Bayo Mine	Exploration	Other	Total

		Restated	Restated
Three Months Ended March 31, 2003
Total net sales and revenues	$9,044	$4,471	$15,192	$(20)	$113	$28,800
Depreciation and depletion	1,104	363	3,485	10	57	5,019
Interest income	—	—	—	—	69	69
Interest expense	—	—	101	—	1,906	2,007
Income tax (credit) expense	—	—	—	—	(7)	(7)
Gain on early retirement of debt	—	—	—	—	(28,107)	(28,107)
Profit (loss)	251	(172)	10,296	(1,091)	(3,505)	5,779
Segment assets(A)	56,912	10,138	33,213	19,463	29,528	149,254
Capital expenditures for property	1,695	727	747	1	94	3,264

Notes:

(A)	Segment assets consist of receivables, prepaids, inventories, property, plant and equipment, and mining properties

	Three Months Ended
	March 31,

	2004	2003

	Restated	Restated
Income (Loss)
Total loss from reportable segments	$4,981	$5,779
Depreciation, depletion and amortization expense	(4,846)	(5,019)
Interest expense	(851)	(2,007)
Loss on exchange and early retirement of debt	—	(28,107)
Other	(937)	—

Loss before income taxes	$(1,653)	$(29,354)

	March 31,

	2004	2003

	Restated	Restated
ASSETS
Total assets for reportable segments	$165,419	$149,254
Cash and cash equivalents	173,314	19,288
Short-term investments	61,462	20,550
Other assets	23,755	22,794

Total consolidated assets	$423,950	$211,886

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Geographic Information

(In thousands)

	Three Months Ended	March 31, 2004
	March 31, 2004	Long-Lived
	Revenues(a)	Assets

	Restated	Restated
United States	$21,257	$63,995
Chile	7,789	14,374
Other Foreign Countries	(43)	22,112

Consolidated Total	$29,003	$100,481

	Three Months Ended	March 31, 2003
	March 31, 2003	Long-Lived
	Revenues	Assets

	Restated	Restated
United States	$13,628	$57,934
Chile	14,985	18,559
Other Foreign Countries	187	19,931

Consolidated Total	$28,800	$96,424

(a)	Revenues are geographically separated based upon the country in which operations and the underlying assets generating those revenues reside.

     The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $1,043, and $336, respectively, and to segment assets in the amount of $1,880 and $691, respectively for the three months ended March 31, 2004.

      The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $(642), and $179, respectively, and to segment assets in the amount of $176 and $213, respectively for the three months ended March 31, 2003.

Note J — Reclamation and Remediation

      Reclamation and remediation costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation cost for inactive properties. The estimated undiscounted cash flows generated by our assets and the estimated liabilities for reclamation and remediation are determined using the Company’s assumptions about future costs, mineral prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amount could differ from those based on such estimates and assumptions.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      The following is a description of the changes to the Company’s asset retirement obligations from January 1 to March 31, of 2004:

(In thousands)
Asset Retirement Obligation — January 1, 2004	$20,657
Accretion	387
Additions	—
Settlements	$(22)

Asset Retirement Obligation — March 31, 2004	$21,022

Note K — Derivative Financial Instruments and Forward Sales Contracts

      For the first three months of 2004, the Company recorded a realized loss of approximately $7,000 in connection with its foreign currency hedging program.

      The Company no longer has forward sales in its gold price protection program. In the first quarter of 2004, the Company closed out all of its forward sales positions and recorded a loss of $0.9 million in the first quarter of 2004.

      The following table summarizes the information at March 31, 2004 associated with the Company’s financial and derivative financial instruments that are sensitive to changes in interest rates, commodity prices and foreign exchange rates except as to provisionally priced sales of concentrates which are discussed in the table below. For long-term debt obligations, the table presents principal cash flows and related average interest rates. For foreign currency exchange contracts, the table presents the notional amount in Chilean Peso’s to be purchased along with the average foreign exchange rate.

							Fair Value
	2004	2005	2006	2007	2008	Total	3/31/04

	(Dollars in thousands)
Liabilities
Long Term Debt(A)
Fixed Rate	$—	$—	$—	$—	$—	$180,000	$180,000
Average Interest Rate	1.25%	1.25%	1.25%	1.25%	1.25%	1.25%
Foreign Currency Contracts
Chilean Peso — USD	$5,755	—	—	—	—	$5,755	$(153)
Exchange Rate (CLP to USD)	611	—	—	—	—

(A)	Debt due 2024

     Fair value is determined by trading information on or near the balance sheet date. Long term debt represents the face amount of the outstanding convertible debentures and timing of when these become due. Interest rates presented in the table are calculated using the weighted average of the outstanding face amount of each debenture for the period remaining in each period presented. All long term debt is denominated in US dollars.

      At March 31, 2004, the Company had outstanding provisionally priced sales of $28.1 million, consisting of 3.1 million ounces of silver, 19,613 ounces of gold and 937,396 pounds of copper, which had a fair value of approximately $30.2 million.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Note L — Litigation and Other Events

Federal Natural Resources Action

      On March 22, 1996, an action was filed in the United States District Court for the District of Idaho by the United States against various defendants, including the Company, asserting claims under CERCLA and the Clean Water Act for alleged damages to federal natural resources in the Coeur d’Alene River Basin of Northern Idaho. The damages are claimed to result from alleged releases of hazardous substances from mining activities conducted in the area since the late 1800s.

      The Company and representatives of the U.S. Government, including the Environmental Protection Agency, the Department of Interior and the Department of Agriculture, reached an agreement to settle the lawsuit. The terms of settlement are set forth in a Consent Decree issued by the court. Pursuant to the terms of the Consent Decree, dated May 14, 2001, the Company has paid the U.S. Government a total of approximately $3.9 million, of which $3.3 million was paid in May 2001 and the remaining $.6 million was paid in June 2001. In addition, the Company will (i) pay the United States 50% of any future recoveries from insurance companies for claims for defense and indemnification under general liability insurance policies in excess of $0.6 million, and (ii) make a conveyance to the U.S. or the State of Idaho of certain real property to possibly be used as a waste repository. Commencing in 2006, the Company will be obligated to pay net smelter return royalties on its operating properties, up to a maximum of $3 million, amounting to a 2% net smelter royalty on silver production if the price of silver exceeds $6.50 per ounce, and a $5.00 per ounce net smelter royalty on gold production if the price of gold exceeds $325 per ounce. The royalty payment obligation expires after 15 years commencing five years after May 14, 2001.

Private Property Damage Action

      On January 7, 2002, a private class action suit captioned Baugh v. Asarco, et al., was filed in Idaho State District Court for the First District (Docket No. 2002-131) in Kootenai County, Idaho. Defendants include mining companies and the Union Pacific Railroad Company which were defendants in the Bunker Hill natural resource damage litigation in the Coeur d’Alene Basin, including the Company. Plaintiffs are eight northern Idaho residents seeking medical monitoring and real property damages from the mining companies and railroad who operated in the Bunker Hill Superfund site. In October 2002, the court conducted a hearing on motions resulting in an order striking certain of the alleged causes of action from the complaint, and dismissing the complaint with leave to amend it. In January 2003, the plaintiffs filed an amended complaint. The court dismissed the amended complaint with leave to amend. In May 2003 a second amended complaint was filed. The Company has filed a motion for summary judgment, which is set for hearing on July 14, 2004. While the Company believes the suit is without merit, at this stage of the proceedings, the Company cannot predict the outcome of this suit.

States of Maine, Idaho And Colorado Superfund Sites Related to Callahan Mining Corporation

      During 2001, the United States Forest Service made a formal request for information regarding the Deadwood Mine Site located in central Idaho. Callahan Mining Corporation had operated at this site during the 1940’s. The Forest Service believes that some cleanup action is required at the location. However, Coeur d’Alene Mines Corporation did not acquire Callahan until 1991, more than 40 years after Callahan disposed of its interest in the Deadwood property. The Company did not make any decisions with respect to generation, transport or disposal of hazardous waste at the site. Therefore, it is believed that the Company is not liable for any cleanup, and if Callahan might be liable, it has no substantial assets with which to satisfy any such liability. To date no claim has been made by the United States for any dollar amount of cleanup costs against either the Company or Callahan.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      During 2002, the EPA made a formal request for information regarding a Callahan mine site in the State of Maine. Callahan operated there in the late 1960’s, shut the operations down in the early 1970’s and disposed of the property. The EPA contends that some cleanup action is warranted at the site, and listed it on the National Priorities List in late 2002. The Company believes that because it made no decisions with respect to generation, transport or disposal of hazardous waste at this location, it is not liable for any cleanup costs. If Callahan might have liability, it has no substantial assets with which to satisfy such liability. To date, no claim has been made for any dollar amount of cleanup costs against either the Company or Callahan.

      In January 2003, the U.S. Forest Service made a formal request for information regarding a Callahan mine site in the State of Colorado known as the Akron Mine Site. Callahan operated there in approximately the late 1930s through the 1940s, and to the Company’s knowledge, disposed of the property. The Company is not aware of what, if any, cleanup action the Forest Service is contemplating. However, the Company did not make decisions with respect to generation, transport or disposal of hazardous waste at this location, and therefore believes it is not liable for any cleanup costs. If Callahan might have liability, it has no substantial assets with which to satisfy such liability. To date, no claim has been made for any dollar amount of cleanup costs against either the Company or Callahan.

Suit By Credit Suisse First Boston

      On December 2, 2003, suit was filed by Credit Suisse First Boston against the Company in the United States District Court for the Southern District of New York (Docket No. 03 Civ 9547). The plaintiff alleges that the Company breached a contract between the parties providing for services to be furnished by the plaintiff to the defendant. Plaintiff alleges that it is entitled to damages in the amount of $2,400,000 attributed to the breach. The Company believes it did not breach the contract and that it is not liable. However, at this early stage of the proceedings the outcome of the suit cannot be predicted.

The following information has been presented, and previously filed, in accordance with U.S. disclosure standards and requirements applicable to mining companies, which differ in certain material respects from the corresponding Canadian disclosure standards and requirements. Reference is made to Appendix C (Certain Financial Statements of Coeur d’Alene Mines Corporation — Cautionary Note Regarding Scientific and Technical Information on Mineral Properties).

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

      Management’s Discussion and Analysis includes references to total cash costs per ounce of silver produced both on an individual mine basis and on a consolidated basis. Total cash costs per ounce represent a non-U.S. generally accepted accounting principles (“GAAP”) measurement that management uses to monitor and evaluate the performance of its mining operations. A reconciliation of total cash costs per ounce to U.S. GAAP “Production Expenses” is also provided herein and should be referred to when reading the total cash cost per ounce measurement.

General

      The results of the Company’s operations are significantly affected by the market prices of silver and gold which may fluctuate widely and are affected by many factors beyond the Company’s control, including, without limitation, interest rates, expectations regarding inflation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional political and economic conditions, and other factors.

      The average prices of silver (Handy & Harman) and gold (London Final) for the first three months of 2004 were $6.75 and $408.44 per ounce, respectively. The market prices of silver and gold on May 3, 2004 were $6.07 per ounce and $388.50 per ounce, respectively.

      The Company’s operating mines are the Rochester mine in Nevada, the Galena mine in the Coeur d’Alene Mining District of Idaho, the Cerro Bayo mine in Chile, and the Martha mine in Argentina.

      This document contains numerous forward-looking statements relating to the Company’s gold and silver mining business. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Operating, exploration and financial data, and other statements in this document are based on information the Company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, and risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Highlights

South America

      Cerro Bayo (Chile). At Coeur’s Cerro Bayo property in Southern Chile, the mine produced 1.2 million ounces of silver and 10,536 ounces of gold during the first quarter of 2004 compared to 1.3 million ounces of silver and 22,416 ounces of gold in the first quarter of 2003. Total cash costs for the latest three-month period was $2.31 per ounce compared to $(0.29) per ounce in 2003. Lower gold production and higher cash costs were due to the absence of Furioso high-grade gold reserves which were mined out in 2003.

      Exploration at Cerro Bayo during the first quarter focused on reserve/resource delineation drilling of the Javiera Sur, Wendy and Raul veins. Results from the drilling are expected to produce additional reserves and resources. General reconnaissance exploration was also carried out on Coeur’s properties in the Santa Cruz Province of Argentina. Results obtained from drilling adjacent to the R-4 Zone on the Martha mine property have indicated the presence of high-grade mineralized zones.

      Production at Martha continues at about 2,000 tons per month with grades over 80 ounces of silver equivalent per ton. During the quarter, ore was developed from open pit and underground workings.

North America

      Rochester Mine (Nevada). Coeur’s Rochester mine produced 1.3 million ounces of silver and 11,475 ounces of gold, during the first quarter of 2004 compared to 1.1 million ounces of silver and 10,747 ounces of gold in the first quarter of the prior year. Total cash costs for the latest three-month period were $5.58 per ounce as compared to $6.46 in the first quarter of 2003. Significant winter weather delayed access to high-grade gold reserves located under the old crusher, which resulted in lower grade gold ores being placed on the pad in January. However, by the end of the first quarter, higher grade ores were being placed on the leach pad and the Company expects gold production to increase and cash costs to decrease during 2004.

      Coeur Silver Valley — Galena Mine (Idaho). In the latest quarter, silver production from Coeur Silver Valley was 0.9 million ounces, down 27% from the 1.2 million ounces produced in the first quarter of 2003. Total cash costs for the current quarter rose to $4.93 per ounce compared to $4.22 per ounce in the first quarter of the prior year. Lower production and higher costs per ounce are due to the implementation of an optimization plan in the third quarter of 2003 designed to add significant reserves, increase production and reduce operating costs over the next three years. The optimization plan is expected to increase silver production to seven million ounces per year at a cash cost of approximately $4.00 per ounce by 2007. We remain on track to produce an estimated 3.7 million ounces of silver at cash costs of under $4.80 per ounce in 2004.

Exploration and Development Projects

San Bartolome (Bolivia)

      The final updated feasibility study at the San Bartolome silver project near Potosi, Bolivia is scheduled for completion at the end of the second quarter of 2004.

      Based on the Company’s assessment of the updated feasibility study, the Company is revising several of the key benchmarks of the property. The initial expected mine life is fifteen years, with proven and probable reserves of 123 million ounces of silver. The Company expects plant throughput to increase from 4,700 tons per day to 5,200 tons per day and changes in the metallurgical circuit are expected to increase silver recovery from 71% to 78%. The addition of the tin circuit will allow for the recovery of this significant by-product metal. Based upon these modifications, it is now estimated that annual mine production would be as high as eight million ounces of silver and two million pounds of tin annually. Annual production the first three full years of operation was initially expected to average six million ounces of silver per year. It is now estimated that 95 million ounces of silver and 30 million pounds of tin will be produced over the life of the project from established ore reserves and mineralized material. Based on the work performed by the independent consultant, the Company believes there is an opportunity to expand the mineralized material.

      Initial capital costs are now estimated at $130 million, including a contingency of 12%, and per ounce operating costs, net of by-product credits, are now estimated at approximately $3.75 per ounce of silver. The revised project is based upon a silver price of $6.00 and a tin price of $2.90. The updated feasibility study is addressing these project modifications along with optimization opportunities.

      The final environmental study was filed with the Bolivian government on April 27, 2004. Pending the review of the final updated feasibility study and receipt of final permits, construction of the project could commence during 2004 with production commencing in 2006.

Kensington (Alaska)

      At the Kensington gold project, located 45 miles north of Juneau in southeast Alaska, the final updated feasibility results to date indicate a project of approximately $85 million to be spent during 2004-2005, with annual production of approximately 100,000 ounces of gold when the proposed mine reaches full production. In addition, 7.3 million tons of mineralized material averaging .12 ounces of gold per ton exist on the property. The cash cost of production is expected to be approximately $195 per ounce. The expected mine life is approximately ten years.

      During the first quarter of 2004, the draft supplemental environmental impact statement was released for public comment. The comment period closed and the U.S. Forest Service is currently developing responses to the comments. The Environmental Protection Agency has released the preliminary draft National Pollutant Discharge Elimination System permit to affected governmental agencies for review and comment. The draft permit is currently being reviewed by the Army Corp of Engineers for completeness. The Company expects the project will have all required permits in the third quarter of 2004. Upon successful completion of the final updated feasibility and receipt of final permits, construction of the project could commence during 2004 with production beginning in 2006.

      Recently, the Alaska Industrial Development and Export Authority (AIDEA) introduced a bill to the Alaska House (HB 556) seeking legislative approval to issue bonds of up to $20 million to finance the acquisition, development, improvement and construction of port and related facilities located at Slate Creek Cove and Cascade Point in Berners Bay in southeast Alaska. These proposed facilities would facilitate the operation at Kensington. On April 30, 2004, the House passed the bill by a 38 to 0 margin. The bill is now in Senate Finance with final action expected in May, 2004.

Critical Accounting Policies and Estimates

      Management considers the following policies to be most critical in understanding the judgments that are involved in preparing the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows. Our consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. We have identified the policies below as critical to our business operations and the understanding of our results of operations. Management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The impact and any associated risks related to these policies on our business operations are discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations. The areas requiring the use of management’s estimates and assumptions relate to recoverable ounces from proven and probable reserves that are the basis of future cash flow estimates and units-of-production depreciation and amortization calculations; estimates of recoverable gold and silver ounces in ore on leach pad; reclamation and remediation costs; and post-employment and other employee benefit liabilities. The preparation of these Consolidated Financial Statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

      Revenue Recognition: Revenue is recognized when title to silver and gold passes to the buyer and when collectibility is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example, the London Bullion Market, an active and freely traded commodity market, for both gold and silver, in an identical form to the product sold.

      Under our concentrate sales contracts with third-party smelters, final gold and silver prices are set on a specified future quotational period, typically one to three months, after the shipment date based on market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset in Prepaid expenses and other, or, a derivative liability on the balance sheet and is adjusted to fair value through revenue each period until the date of final gold and silver settlement. The form of the material being sold, after deduction for smelting and refining is in an identical form to that sold on the London Bullion Market. The form of the product is metal in flotation concentrate, which is the final process for which the company is responsible.

      The effects of forward sales contracts are reflected in revenue at the date the related precious metals are delivered or the contracts expire. Third party smelting and refining costs are recorded as a reduction of revenue.

      At March 31, 2004 the Company had outstanding provisionally priced sales of $28.1 million, consisting of 3.1 million ounces of silver, 19,613 ounces of gold and 937,396 pounds of copper. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $31,000; for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $19,613; and for each one cent per pound change in realized copper price, revenue would vary (plus or minus) approximately $9,374. At December 31, 2003, the Company had outstanding provisionally priced sales of $32.8 million, consisting of 3.7 million ounces of silver, 37,487 ounces of gold and 681,196 pounds of copper. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $37,000; for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $37,487; and for each one cent per pound change in realized copper price, revenue would vary (plus or minus) approximately $6,812.

      Reserve Estimates. The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of recoverable ounces from proven and probable reserves and/or assumptions of future commodity prices. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Ore reserves estimates are based upon engineering evaluations of samplings of drill holes and other openings. These estimates involve assumptions regarding future silver and gold prices, the geology of our mines, the mining methods we use and the related costs we incur to develop and mine our reserves. Changes in these assumptions could result in material adjustments to our reserve estimates. We use reserve estimates in determining the units-of-production depreciation and amortization expense, as well as in evaluating mine asset impairments.

      We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. We utilize the methodology set forth in Statement of Financial Accounting Standard (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Asset,” to evaluate the recoverability of capitalized mineral property costs. An impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis is less than the carrying amount of the assets, including property, plant and equipment, mineral property, development property, and any deferred costs such as deferred stripping. The accounting estimates related to impairment are critical accounting estimates because the future cash flows used to determine whether an impairment exists is dependent on reserve estimates and other assumptions including, silver and gold prices, production levels, and capital and reclamation costs, all of which are based on detailed engineering life-of-mine plans. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the asset’s carrying value as compared to its estimated fair value. The Company reviews the carrying value of its assets whenever events or changes in circumstances indicate that the carrying amount of its assets may not be fully recoverable.

      We depreciate our property, plant and equipment, mining properties and mine development using the units-of-production method over the estimated life of the ore body based on our proven and probable recoverable reserves or on a straight-line basis over the useful life, whichever is shorter. The accounting estimates related to depreciation and amortization are critical accounting estimates because the 1) determination of reserves involves uncertainties with respect to the ultimate geology of our reserves and the assumptions used in determining the economic feasibility of mining those reserves and 2) changes in estimated proven and probable reserves and useful asset lives can have a material impact on net income.

      Ore on leach pad. The Rochester Mine utilizes the heap leach process to extract silver and gold from ore. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.

      The key stages in the conversion of ore into silver and gold are (i) the blasting process in which the ore is broken into large pieces; (ii) the processing of the ore through a crushing facility that breaks it into smaller pieces; (iii) the transportation of the crushed ore to the leach pad where the leaching solution is applied; (iv) the collection of the leach solution; (v) subjecting the leach solution to the precipitation process, in which gold and silver is converted back to a fine solid; (vi) the conversion of the precipitate into dorè; and (vii) the conversion by a third party refinery of the dorè into refined silver and gold bullion.

      We use several integrated steps to scientifically measure the metal content of ore placed on the leach pads during the key stages. As the ore body is drilled in preparation for the blasting process, samples of the drill residue are assayed to determine estimated quantities of contained metal. We estimate the quantity of ore by utilizing global positioning satellite survey techniques. We then process the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. We then transport the crushed ore to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, we continuously sample for assaying. We measure the quantity of leach solution by flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to dorè, which is the final product produced by the mine. We again sample and assay the dorè. Finally, a third party smelter converts the dorè into refined silver and gold bullion. At this point are we able to determine final ounces of silver and gold available for sale. We then review this end result and reconcile it to the estimates we had used and developed throughout the production process. Based on this review, we adjust our estimation procedures when appropriate.

      Coeur’s reported inventories include metals estimated to be contained in the ore on the leach pads of $35.8 million as of March 31, 2004. Of this amount, $15.4 million is reported as a current asset and $20.4 million is reported as a noncurrent asset. The distinction between current and noncurrent is based upon the expected length of time necessary for the leaching process to remove the metals from the broken ore. The historical cost of the metal that is expected to be extracted within twelve months is classified as current and the historical cost of metals contained within the broken ore that will be extracted beyond twelve months is classified as noncurrent.

      The estimate of both the ultimate recovery expected over time, and the quantity of metal that may be extracted relative to such twelve month period, requires the use of estimates which are inherently inaccurate since they rely upon laboratory testwork. Testwork consists of 60 day leach columns from which we project metal recoveries up to five years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately fifteen years of leach pad operation at the Rochester Mine. The assumptions we use to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. Coeur periodically reviews its estimates compared to actual experience and revise our estimates when appropriate. The length of time necessary to achieve our currently estimated ultimate recoveries of 61.5% for silver and 93% for gold is estimated to be between 5 and 10 years. However, the ultimate recovery will not be known until leaching operations cease, which is currently estimated for 2011.

      If our estimate of ultimate recovery requires adjustment, the impact upon our inventory valuation and upon our income statement would be as follows:

	Positive/Negative Change			Positive/Negative Change
	in Silver Recovery			in Gold Recovery

	1%	2%	3%	1%	2%	3%

Quantity of recoverable ounces	1.4 million	2.7 million	4.0 million	9,100	18,200	27,300
Positive impact on future cost of production per silver equivalent ounce for increases in recovery rates	$0.46	$0.81	$1.09	$0.24	$0.44	$0.63
Negative impact on future cost of production per silver equivalent ounce for decreases in recovery rates	$0.62	$1.50	$2.85	$0.27	$0.59	$0.97

      Inventories of ore on leach pads are valued based upon actual costs incurred to place such ore on the leach pad, less costs allocated to minerals recovered through the leach process. The costs consist of those production activities occurring at the mine site and include the costs, including depreciation, associated with mining, crushing and precipitation circuits. In addition, refining is provided by a third party refiner to place the metal extracted from the leach pad in a saleable form. These additional costs are considered in the valuation of inventory.

      Reclamation and remediation costs. Reclamation and remediation costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation cost for inactive properties. Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the undiscounted costs expected to be incurred at the site. Such cost estimates include, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates are reflected in earnings in the period an estimate is revised. In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires entities to record the fair value of asset retirement obligations using the present value of projected future cash flows, with an equivalent amount recorded as basis in the related long-lived asset. An accretion cost, representing the increase over time in the present value of the liability, is recorded each period and the capitalized cost is depreciated over the useful life of the related asset. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

      The estimated undiscounted cash flows generated by our assets and the estimated liabilities for reclamation and remediation are determined using the Company’s assumptions about future costs, mineral prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

Pension and Post-Retirement Obligations

Components of Net Period Benefit Cost:

(In thousands)

	Three Months Ended March 31

			Post-
	Defined Benefit		Retirement
	Plan		Medical Plan

	2004	2003	2004	2003

Service cost	$87	$67	$4	$5
Interest cost	94	84	29	29
Expected return on plan assets	(53)	(45)	—	—
Amortization of prior service cost	14	14	—	—
Amortization of the net (gain) loss	67	58	—	—

Net periodic benefit cost	$209	$178	$33	$34

Contributions:

      The Company previously disclosed in its financial statements for the year ended December 31, 2003, that it expected to contribute $1.0 million to its pension plans in 2004. As of March 31, 2004, $0.2 million of contributions have been made.

Recent Accounting Pronouncements

      On April 30, 2004, the FASB issued FAS 141-1 and 142-1, Interaction of FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets and EITF Issue No. 04-2, Whether Mineral Rights Are Tangible of Intangible Assets.

      The Board directed the FASB staff to issue this FASB Staff Position (FSP), which amends FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets.

      At the March 17–18, 2004 FASB Emerging Issues Task Force (EITF) meeting, the Task Force reached a consensus on EITF Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets,” that mineral rights, as defined in the Issue, are tangible assets. There is an inconsistency between this consensus that mineral rights are tangible assets and the characterization of mineral rights as intangible assets in Statements 141 and 142. This FSP amends Statement 141 and Statement 142 to address that inconsistency.

      The Company adopted the provisions of FSP 141-1 and 142-1 as of March 31, 2004, which did not have an effect on the Company’s financial position or results of operations.

Operating Statistics

      The following table sets forth the amounts of silver and gold produced by the following mining properties, each of which is wholly owned by the Company, and the cash and full costs of such production during the three-month periods ended March 31, 2004 and 2003:

	Three Months Ended
	March 31,

	2004	2003

ROCHESTER MINE
Silver ozs.	1,310,295	1,089,700
Gold ozs.	11,475	10,747
Cash Costs per oz./silver	$5.58	$6.46
Full Costs per oz./silver	$7.21	$7.40
GALENA MINE
Silver ozs.	906,980	1,235,771
Cash Costs per oz./silver	$4.93	$4.22
Full Costs per oz./silver	$5.44	$4.51
CERRO BAYO/ MARTHA MINE(A)
Silver ozs.	1,217,816	1,277,457
Gold ozs.	10,536	22,416
Cash Costs per oz./silver	$2.31	$(0.29)
Full Costs per oz./silver	$4.01	$2.01
CONSOLIDATED PRODUCTION TOTALS
Silver ozs.	3,435,091	3,602,928
Gold ozs.	22,011	33,163
Cash costs per oz./ Silver	$4.25	$3.30
Full Costs per oz./ Silver	$5.61	$4.50
CONSOLIDATED SALES TOTALS
Silver ozs. sold	3,293,000	4,133,000
Gold ozs. sold	20,000	35,000
Realized price per silver oz. (Restated)	$6.94	$4.78
Realized price per gold oz. (Restated)	$392	$347

(A)	The negative cash cost per ounce of silver is the result of the gold by-product credit as a reduction of operating costs. See “Cost and Expenses” below.

(B)	Historically, the Company has recorded revenue from concentrate sales agreements based on the gold and silver prices prevailing at the time risk of loss and title to the concentrate passes to third-party smelters (at the lower of month-end spot price or the average monthly price for that month). The final settlement price is not fixed until a later date (typically one to three months after shipment) based upon quoted metal prices by an established metal exchange as set forth in each contract, at such date. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset in Prepaid expenses and other, or, a derivative liability on the balance sheet and is adjusted to fair value through revenue each period until the date of final gold and silver settlement. The Company has corrected the error in valuing these embedded derivatives on the financial statements for the three month period ending March 31, 2004. The impact of the restatement in the three months ended March 31, 2004 was an increase in revenues of $1.4 million. In addition, the restatement resulted in a decrease in price realized per oz./gold of $3 and increase in price realized per oz./silver of $0.09 for the three months ended March 31, 2004.

     Note: “Cash Costs per Ounce” are calculated by dividing the cash costs computed for each of the Company’s mining properties for a specified period by the amount of gold ounces or silver ounces produced by that property during that same period. Management uses cash costs per ounce produced as a key indicator of the profitability of each of its mining properties. Gold and silver are sold and priced in the world financial markets on a US dollar per ounce basis. By calculating the cash costs from each of the Company’s mines on the same unit basis, management can easily determine the gross margin that each ounce of gold and silver produced is generating.

      “Cash Costs” are costs directly related to the physical activities of producing silver and gold and include mining, processing and other plant costs, deferred mining adjustments, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, in-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals (primarily gold and copper) are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs are calculated and presented using the “Gold Institute Production Cost Standard” applied consistently for all periods presented.

      Total cash costs per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements and accompanying footnotes. In addition, see the reconciliation of “cash costs” to production costs under “Costs and Expenses” set forth below:

Results of Operations

Three Months Ended March 31, 2004 Compared to Three Months Ended March 31, 2003

Revenues

      Sales of metal in the first quarter of 2004 increased by $1.1 million, or 4%, from the first quarter of 2003 to $29.7 million. The increase in product sales of metal is attributable to increased silver and gold prices offset in part by decreases in production of silver and gold, the timing of concentrate shipments.

      In the first quarter of 2004, the Company produced a total of 3,435,091 ounces of silver and 22,011 ounces of gold, compared to 3,602,928 ounces of silver and 33,163 ounces of gold in the first quarter of 2003. In the first quarter of 2004, the Company sold 3,293,000 ounces of silver and 20,000 ounces of gold compared to 4,133,000 ounces of silver and 35,000 ounces of gold for the same period in 2003. The decrease in gold production is due to the fact that during the first quarter of 2003, the Cerro Bayo mine benefited from mining operations at the Furioso gold deposit which was exhausted in the first half of 2003. The decrease in silver production is primarily the result of a 328,791 ounce, or 27%, decrease in production at Silver Valley due to the implementation of a long-range optimization plan at Silver Valley which focuses on development during the 2004-2006 time frame. Realized silver and gold prices increased to $6.94 and $392 per ounce, respectively, in the first quarter of 2004 compared to $4.78 and $347 in the comparable quarter of 2003.

      Interest and other income in the first quarter of 2004 decreased by $0.9 million compared with the first quarter of 2003. The increase was primarily due to a loss of $0.9 million on the early sale of forward gold contracts recorded in the first quarter of 2004 resulting from the closure of the Company’s forward sales position of 12,400 ounces of gold.

Costs and Expenses

      Production costs in the first quarter of 2004 decreased by $0.9 million, or 5%, from the first quarter of 2003 to $17.0 million. The decrease is the result of a decrease in production costs at the Rochester and Cerro Bayo mines, offset in part by increased production costs at Silver Valley.

      The following tables present a reconciliation between cash costs per ounce and GAAP production costs reported in the Statement of Operations:

Three months ended March 31, 2004

	Rochester	Silver Valley	Cerro Bayo(1)	Total

Production of Silver (ounces)	1,310,295	906,980	1,217,816	3,435,091
Cash Costs per ounce	$5.58	$4.93	$2.31	$4.25

Total Cash Costs (thousands)	$7,317	$4,468	$2,811	$14,596
Add/(Subtract):
Third Party Smelting Costs	(232)	(1,279)	(1,205)	(2,716)
By-Product Credit	4,688	793	4,308	9,789
Deferred Stripping Adjustment	(101)	—	—	(101)
Change in Inventory	(3,895)	1,260	(1,983)	(4,618)

Production Costs	$7,777	$5,242	$3,931	$16,950

Three months ended March 31, 2003

	Rochester	Silver Valley	Cerro Bayo	Total

Production of Silver (ounces)	1,089,700	1,235,771	1,277,457	3,602,928
Cash Costs per ounce	$6.46	$4.22	$(0.29)	$3.30

Total Cash Costs (thousands)	$7,039	$5,215	$(370)	$11,884
Add/(Subtract):
Third Party Smelting Costs	(173)	(1,596)	(1,995)	(3,764)
By-Product Credit	3,777	739	7,921	12,437
Deferred Stripping Adjustment	(80)	—	—	(80)
Change in Inventory	(1,807)	126	(918)	(2,599)

Production Costs	$8,756	$4,484	$4,638	$17,878

      Depreciation and amortization decreased in the first quarter of 2004 by $0.2 million, from the prior year’s first quarter, due to decreased depletion recorded at the Cerro Bayo and Rochester mines in conjunction with decreased production at the mines.

      Administrative and general expenses increased in the first quarter of 2004 compared to the same period in 2003 by $0.6 million due to increased compensation expenses recorded in the first quarter ended March 31, 2004 over the same period in 2003.

      Exploration expenses increased by $0.9 million in the first quarter of 2004 compared to the same period in 2003 as a result of the Company’s expanded exploration activities in the Cerro Bayo/ Martha mine property areas.

      Pre-development expenses increased by $1.2 million due to increased activity related to completion of updated feasibility studies at the San Bartolomé project and the Kensington project in the first quarter of 2004 as compared to the same quarter of 2003.

      Interest expense decreased by $1.1 million in the first quarter of 2004 compared with the first quarter of 2003 to $0.9 million from $2.0 million as a result of a decrease in the Company’s debt restructuring that resulted in the issuance of low-coupon debt in January 2004.

      Write-down of mining properties and other holding costs increased from $0.6 million in the first quarter of 2003 to $0.7 million in the first quarter of 2004 due to increased holding costs at the Coeur mine and increased administrative costs at Earthworks Technology, Inc., a wholly-owned subsidiary of the Company.

      During the first quarter of 2003, the Company recorded a loss on retirement of debt of $28.1 million.

Cumulative Effect of Accounting Change

      Effective with the first quarter of 2003, the Company changed the methodology used to recognize reclamation expense pursuant to Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations”. Prior to 2003, the Company recognized a pro rata share of the future estimated reclamation liability on a units-of-production basis. As of January 1, 2003, companies are required to recognize the full discounted estimated future reclamation liability and set up a corresponding asset to be amortized over the life of the mine on a units-of-production basis. The impact of this change is accounted for as a change in accounting principle in the first year of implementation and resulted in a change of $2.3 million in the first quarter of 2003. See Notes B and I of the Company’s Notes to Consolidated Financial Statements.

Net Loss

      As a result of the aforementioned factors, the Company’s net loss amounted to $1.7 million, or $0.01 per share, in the first quarter of 2004 compared to a net loss of $31.7 million, or $0.24 per share, in the first quarter of 2003.

Liquidity and Capital Resources

Working Capital; Cash and Cash Equivalents

      The Company’s working capital at March 31, 2004, increased by $158.8 million to approximately $259.1 million compared to $100.3 million at December 31, 2003. The increase was primarily attributed to the increase in cash and cash equivalents and short-term investments proceeds occurring as a result of the issuance of $180 million of 1 1/4% Convertible Senior Notes due January 15, 2024. See “Management’s Discussion and Analysis — Issuance of 1 1/4% Convertible Senior Notes” below. The ratio of current assets to current liabilities was 13.9 to 1.0 at March 31, 2004 compared to 5.5 to 1.0 at December 31, 2003.

      Net cash used in operating activities in the three months ended March 31, 2004 was $8.1 million compared to net cash used in operating activities of $1.3 million in the three months ended March 31, 2003. The decrease in cash flow from operations is primarily due to increased receivables and inventory associated with the timing and payment of concentrate shipments. Net cash used in investing activities in the first quarter of 2004 was $43.8 million compared to net cash used in investing activities of $24.3 million in the prior year’s comparable period. The increase in cash used in investing activities primarily resulted from an increase in short-term investments purchased with the proceeds from the issuance of the 1 1/4% Notes issued in the first quarter of 2004. Net cash provided by financing activities was $162.8 million in the first quarter of 2004, compared to $35.9 million used in the first quarter of 2003. The increase was primarily a result of $180 million of proceeds from the issuance of the 1 1/4% Convertible Senior Notes as well as $0.4 million of net borrowings received under the Company’s working capital facility, offset in part by $9.6 million of retirement of long-term debt and $6.1 million of debt issuance costs associated with the issuance of 1 1/4% Convertible Senior Notes due 2024. As a result of the above, cash and cash equivalents increased by $110.9 million in the first quarter of 2004 compared to an increase of $10.2 million for the comparable period in 2003.

Debt and Capital Resources

      The Company has improved its working capital position since December 31, 2003 by completing the issuance of the 1 1/4% Convertible Senior Notes. At March 31, 2004, the Company had $173.3 million of cash and approximately $9.3 million available under its working capital facility. Management therefore believes that its existing and available cash and cash flow from operations will allow it to meet its obligations for the next twelve months.

      On April 20, 2004, the Company filed a registration statement on Form S-3 with the Securities and Exchange Commission (“SEC”) to register the offer and sale by the Company from time to time of up to $250 million of various securities, which may include debt securities, preferred stock, common stock and or warrants. The Company will determine the use of proceeds of any particular offering only if and when the Company actually sells securities, but the Company currently expects that it will use the proceeds of any sale of any securities registered on Form S-3 registration statement for general corporate purposes, which may include expansion and development of existing operations, possible acquisitions of mining properties or other mining companies, for working capital to support the Company’s growth or the repayment of indebtedness. In addition, the Company filed a registration statement on Form S-4 with the SEC to register the offer by the Company from time to time of up to 50 million shares of common stock to be used solely for exchanges, mergers, asset acquisitions and other forms of business combinations. Future issuance of shares of common stock under the above registration statements will be dependent on the approval by shareholders of a proposed increase in the total number of authorized shares from 250 million to 500 million shares at the Annual Meeting of Shareholders on May 20, 2004.

2004 Final Redemption of Remaining 7 1/4% Debentures

      On March 11, 2004 the Company redeemed of the remaining outstanding $9.6 million principal amount of the Company’s 7 1/4% Convertible Subordinated Debentures due October 15, 2005.

Issuance of 1 1/4% Convertible Senior Notes

      On January 13, 2004 the Company completed its offering of $180 million aggregate principal amount of 1.25% Convertible Senior Notes due 2024 (the “1.25% Notes”). The 1.25% Notes are convertible into shares of Coeur common stock at a conversion rate of approximately 131.5789 shares of Coeur common stock per $1,000 principal amount of Notes, representing a conversion price of $7.60 per share. Interest on the notes is payable in cash at the rate of 1.25% per annum beginning July 15, 2004. The Company intends to use the proceeds of the offering for general corporate purposes, which may include the development of its Kensington gold project and its San Bartolome silver project, which are pending the completion of updated feasibility studies and final construction decisions. The Notes are general unsecured obligations, senior in right of payment to Coeur’s other indebtedness.

COEUR D’ALENE MINES CORPORATION

AMENDMENT NO. 1 TO QUARTERLY REPORT ON FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2004

      This Amendment No. 1 on Form 10-Q/A (this “Amendment”) amends the quarterly report on Form 10-Q originally filed by Coeur d’Alene Mines Corporation (the “Company”) on August 16, 2004 for the fiscal quarter ended June 30, 2004 (the “Original Quarterly Report”) and restates the information set forth in the financial statements included in Part I, Item 1 of the Form 10-Q, as well as the Management’s Discussion and Analysis of Financial Condition and Results of Operations included in Part I, Item 2 of the Form 10-Q.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2004	2003

		Restated

	(In Thousands)
	(Unaudited)
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$164,859	$62,417
Short-term investments	62,000	19,265
Receivables	10,169	8,103
Ore on leach pad	17,104	17,388
Metal and other inventory	15,419	12,535
Prepaid expenses and other	2,102	3,067

	271,653	122,775
PROPERTY, PLANT AND EQUIPMENT
Property, plant and equipment	83,171	87,546
Less accumulated depreciation	(50,604)	(52,868)

	32,567	34,678
MINING PROPERTIES
Operational mining properties	115,580	114,018
Less accumulated depletion	(95,555)	(90,245)

	20,025	23,773
Mineral interests	20,125	20,125
Non-producing and development properties	25,121	25,121

	65,271	69,019
OTHER ASSETS
Non-current ore on leach pad	22,673	14,705
Restricted investments	10,860	8,710
Debt issuance costs, net	5,916	87
Marketable securities	24	19
Other	10,144	9,474

	49,617	32,995

TOTAL ASSETS	$419,108	$259,467

See notes to consolidated financial statements.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2004	2003

		Restated

	(In Thousands)
	(Unaudited)
LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$7,922	$7,772
Accrued liabilities	6,550	5,218
Accrued interest payable	1,048	120
Accrued salaries and wages	4,538	5,705
Current portion of remediation costs	715	1,278
Current portion of bank financing	—	2,367

	20,773	22,460
LONG-TERM LIABILITIES
1 1/4% Convertible Senior Notes due January 2024	180,000	—
7 1/4% Convertible Subordinated Debentures due October 2005	—	9,563
Reclamation and mine closure	21,680	20,934
Other long-term liabilities	6,937	9,032

	208,617	39,529
SHAREHOLDERS’ EQUITY
Common Stock, par value $1.00 per share-authorized 250,000,000 shares, issued 214,319,770 and 214,195,186 at June 30, 2004 and December 31, 2003 (1,059,211 shares held in treasury at both dates, respectively)	214,320	214,195
Additional paid-in capital	542,942	542,900
Accumulated deficit	(552,117)	(545,050)
Shares held in treasury	(13,190)	(13,190)
Accumulated other comprehensive loss	(2,237)	(1,377)

	189,718	197,478

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$419,108	$259,467

See notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE LOSS

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

	Three Months ended		Six Months ended
	June 30,		June 30,

	2004	2003	2004	2003

		Restated		Restated

	(In Thousands, except per share data)
REVENUES
Sales of metal	$26,381	$26,071	$56,031	$54,609
Interest and other	733	483	86	745

Total revenues	27,114	26,554	56,117	55,354
COSTS AND EXPENSES
Production	16,366	19,013	33,316	36,891
Depreciation and depletion	4,773	4,679	9,619	9,698
Administrative and general	3,066	2,409	6,674	5,465
Exploration	3,041	1,127	4,985	2,214
Pre-development	4,037	390	5,651	766
Interest	657	2,015	1,595	4,023
Other holding costs	588	945	1,344	1,568
Loss on exchange and early retirement of debt	—	81	—	28,188

Total cost and expenses	32,528	30,659	63,184	88,813

LOSS FROM CONTINUING OPERATIONS BEFORE TAXES AND CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	(5,414)	(4,105)	(7,067)	(34,459)
Income tax benefit	—	—	—	7

NET LOSS BEFORE CUMULATIVE EFFECT IN CHANGE IN ACCOUNTING PRINCIPLE	(5,414)	(4,105)	(7,067)	(33,452)
Cumulative effect of change in accounting principle	—	—	—	(2,306)

NET LOSS	(5,414)	(4,105)	(7,067)	(35,758)
Other comprehensive loss	(652)	(100)	(860)	(397)

COMPREHENSIVE LOSS	$(6,066)	$(4,205)	$(7,927)	$(36,155)

BASIC AND DILUTED LOSS PER SHARE:
Weighted average number of shares of common stock outstanding	213,249	143,888	213,195	138,724

Net loss per common share before cumulative effect of change in accounting principle	$(0.03)	$(0.03)	$(0.03)	$(0.24)
Cumulative effect of change in accounting principle	—	—	—	(0.02)

Net loss per common share	$(0.03)	$(0.03)	$(0.03)	$(0.26)

See notes to consolidated financial statements.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three and Six Months Ended June 30, 2004 and 2003

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

		Restated		Restated

	(In Thousands)

	(Unaudited)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net loss	$(5,414)	$(4,105)	$(7,067)	$(35,758)
Add (deduct) non-cash items:
Depreciation and depletion	4,773	4,679	9,619	9,698
Loss on early retirement of debt	—	81	—	28,188
(Gain) loss on embedded derivative	2,884	(285)	1,756	669
Non-cash interest expense	—	2	—	1,103
Cumulative effect of change in accounting principle	—	—	—	2,306
Compensation expense on restricted stock	106	—	673	—
Other charges	401	491	1,196	732
Changes in Operating Assets and Liabilities:
Receivables	1,369	(1,680)	(2,065)	(3,364)
Prepaid expenses and other	383	661	819	695
Inventories	(4,898)	(2,543)	(9,548)	(5,237)
Accounts payable and accrued liabilities	1,359	(292)	(2,495)	(3,369)

CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	963	(2,991)	(7,112)	(4,337)
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of short-term investments	(6,735)	(32,203)	(58,842)	(72,953)
Proceeds from sales of short-term investments	3,120	51,790	12,710	71,510
Expenditures on mining assets	(1,646)	(4,447)	(3,126)	(7,711)
Other	22	(37)	237	(87)

CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(5,239)	15,103	(49,021)	(9,241)
CASH FLOWS FROM FINANCING ACTIVITIES:
Retirement of long-term debt	—	(22,392)	(9,561)	(22,392)
Retirement of building loan	—	—	(1,200)	—
Proceeds from issuance of subordinated notes	—	—	180,000
Debt issuance costs	—	(270)	(6,097)	33,268
Proceeds from issuance of common stock	—	11,500	—	11,500
Bank Borrowings on working capital facility	—	4,447	6,056	16,603
Payments to Bank on working capital facility	(2,727)	(5,126)	(8,423)	(14,904)
Common stock repurchase	—	—	(793)	—
Other	(1,452)	(32)	(1,407)	(63)

CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES:	(4,179)	(11,873)	158,575	24,012

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(8,455)	239	102,442	10,434
Cash and cash equivalents at beginning of period	173,314	19,288	62,417	9,093

Cash and cash equivalents at end of period	$164,859	$19,527	$164,859	$19,527

See notes to consolidated financial statements.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Unaudited)

Note A — Basis of Presentation

      The accompanying unaudited consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information and the instructions for Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring adjustments) considered necessary for a fair presentation have been included. Operating results for the three-and six-month periods ended June 30, 2004 are not necessarily indicative of the results that may be expected for the year ended December 31, 2004.

      The balance sheet at December 31, 2003 has been derived from the audited financial statements at that date but does not include all of the information and footnotes required by accounting principles generally accepted in the United States for complete financial statements. For further information, refer to the consolidated financial statements and footnotes thereto included in the Coeur d’Alene Mines Corporation (“Coeur” or the “Company”) Annual Report on Form 10-K for the year ended December 31, 2003.

Note B — Summary of Significant Accounting Policies

      Principles of Consolidation: The consolidated financial statements include the wholly-owned subsidiaries of the Company, the most significant of which are Coeur Rochester, Inc., Coeur Silver Valley, Inc., Coeur Alaska, Inc., CM Cerro Bayo Ltd., Compania Minera Polimet S.A. and Empressa Minera Manquiri S.R.L. The consolidated financial statements also include all entities in which voting control of more than 50% is held by the Company. The Company has no investments in entities in which it has greater than 50% ownership interest accounted for using the equity method. Intercompany balances and transactions have been eliminated in consolidation. Investments in corporate joint ventures where the Company has ownership of 50% or less and funds its proportionate share of expenses are accounted for under the equity method. The Company has no investments in entities in which it has greater than 20% ownership interest accounted for using the cost method.

      Revenue Recognition: Revenue is recognized when title to silver and gold passes to the buyer and when collectibility is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example, the London Bullion Market, an active and freely traded commodity market, for both gold and silver, in an identical form to the product sold.

      Under our concentrate sales contracts with third-party smelters, final gold and silver prices are set on a specified future quotational period, typically one to three months, after the shipment date based on market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of the concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset in Prepaid expenses and other, or, a derivative liability on the balance sheet and is adjusted to fair value through revenue each

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

period until the date of final gold and silver settlement. The form of the material being sold, after deduction for smelting and refining is in an identical form to that sold on the London Bullion Market. The form of the product is metal in flotation concentrate, which is the final process for which the company is responsible.

      The effects of forward sales contracts are reflected in revenue at the date the related precious metals are delivered or the contracts expire. Third party smelting and refining costs are recorded as a reduction of revenue.

      At June 30, 2004 the Company had outstanding provisionally priced sales of $30.5 million, consisting of 3.3 million ounces of silver, 20,320 ounces of gold and 994,285 pounds of copper. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $33,000; for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $20,000; and for each one cent per pound change in realized copper price, revenue would vary (plus or minus) approximately $10,000. At December 31, 2003, the Company had outstanding provisionally priced sales of $32.8 million, consisting of 3.7 million ounces of silver, 37,487 ounces of gold and 681,196 pounds of copper. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $37,000; for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $37,000; and for each one cent per pound change in realized copper price, revenue would vary (plus or minus) approximately $7,000.

      Cash and Cash Equivalents: Cash and cash equivalents include all highly-liquid investments with a maturity of three months or less at the date of purchase. The Company minimizes its credit risk by investing its cash and cash equivalents with major international banks and financial institutions located principally in the United States and Chile with a minimum credit rating of A1 as defined by Standard & Poor’s. The Company’s management believes that no concentration of credit risk exists with respect to investment of its cash and cash equivalents.

      Short-term Investments: Short-term investments principally consist of highly-liquid United States, foreign government and corporate securities with original maturities in excess of three months and less than one year. The Company classifies all short-term investments as available-for-sale securities. Unrealized gains and losses on these investments are recorded in accumulated other comprehensive income as a separate component of shareholders’ equity. Any decline in market value considered to be other than temporary is recognized in determining net income. Realized gains and losses from the sale of these investments are included in determining net income/(loss).

      Ore on Leach Pad: The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.

      The Company uses several integrated steps to scientifically measure the metal content of ore placed on the leach pads. As the ore body is drilled in preparation for the blasting process, samples are taken of the drill residue which is assayed to determine estimated quantities of contained metal. The Company estimates the quantity of ore by utilizing global positioning satellite survey techniques. The Company then processes the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. The crushed ore is then transported to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, it is continuously sampled for assaying. The quantity of leach solution is measured by flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to dorè, which is the

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

final product produced by the mine. The inventory is stated at lower of cost or market, with cost being determined using the first-in, first-out and weighted average cost methods.

      The Company reported ore on leach pads of $39.8 million as of June 30, 2004. Of this amount, $17.1 million is reported as a current asset and $22.7 million is reported as a non-current asset. The distinction between current and non-current is based upon the expected length of time necessary for the leaching process to remove the metals from the broken ore. The historical cost of the metal that is expected to be extracted within twelve months is classified as current and the historical cost of metals contained within the broken ore that will be extracted beyond twelve months is classified as non-current.

      The estimate of both the ultimate recovery expected over time and the quantity of metal that may be extracted relative to the time the leach process occurs requires the use of estimates which are inherently inaccurate since they rely upon laboratory testwork. Testwork consists of 60 day leach columns from which the Company projects metal recoveries up to five years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately fifteen years of leach pad operations at the Rochester Mine. The assumptions used by the Company to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. The Company periodically reviews its estimates compared to actual experience and revises its estimates when appropriate. The length of time necessary to achieve ultimate recoveries for silver and gold is currently estimated between 5 and 10 years. The estimated recoveries for silver and gold used are 61.5% and 93%, respectively. However, the ultimate recovery will not be known until leaching operations cease which is currently estimated for 2011.

      Metal and Other Inventory: Inventories include concentrate ore, dorè, ore in stockpiles and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. Inventories of ore in stock piles are sampled for gold and silver content and are valued based on the lower of actual costs incurred or estimated net realizable value based upon the period ending prices of gold and silver. Material that does not contain a minimum quantity of gold and silver to cover estimated processing expense to recover the contained gold and silver is not classified as inventory and is assigned no value. All inventories are stated at the lower of cost or market, with cost being determined using the first-in, first-out and weighted average cost methods. Concentrate and doré inventory includes product at the mine site and product held by refineries and are also valued at lower of cost or market.

      Property, Plant, and Equipment: Expenditures for new facilities, new assets or expenditures that extend the useful lives of existing facilities are capitalized and depreciated using the straight-line method at rates sufficient to depreciate such costs over the shorter of estimated productive lives of such facilities or the useful life of the individual assets. Productive lives range from 7 to 31 years for buildings and improvements, 3 to 13 years for machinery and equipment and 3 to 7 years for furniture and fixtures. Certain mining equipment is depreciated using the units-of-production method based upon estimated total proven and probable reserves. Maintenance and repairs are expensed as incurred.

      Operational Mining Properties and Mine Development: Mineral exploration costs are expensed as incurred. When it has been determined that a mineral property can be economically and legally extracted as a result of establishing proven and probable reserves, the costs incurred to develop such property including costs to further delineate the ore body and remove over burden to initially expose the ore body, are capitalized. Such costs are amortized using the units-of-production method over the estimated life of the ore body based on proven and probable reserves. Significant payments related to the acquisition of the land and mineral rights are capitalized as incurred. Prior to acquiring such land or mineral rights the Company generally makes a preliminary evaluation to determine that the property has significant potential

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

to develop an economic ore body. The time between initial acquisition and full evaluation of a property’s potential is variable and is determined by many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins using the units-of-production method based on proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense.

      Mineral Interests: Significant payments related to the acquisition of mineral rights are capitalized as incurred. The Company classifies mineral interests as tangible assets based on the consensus in EITF Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets”. Accordingly, use rights are accounted for based on their substance. The time between initial acquisition and full evaluation of a property’s potential is variable and is determined by many factors including: location relative to existing infrastructure, the property’s stage of development, geological controls and metal prices. If a mineable ore body is discovered, such costs are amortized when production begins using the units-of-production method based on proven and probable reserves. If no mineable ore body is discovered, such costs are expensed in the period in which it is determined the property has no future economic value.

      Asset Impairment: Management reviews and evaluates its long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. The Company utilizes the methodology set forth in Statement of Financial Accounting Standard (“SFAS”) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” to evaluate the recoverability of capitalized mineral property costs. An impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis, is less than the carrying amount of the assets, including property plant and equipment, mineral property, development property, and any deferred costs such as deferred stripping. An impairment loss is measured and recorded based on discounted estimated future cash flows or the application of an expected present value technique to estimate fair value in the absence of a market price. Future cash flows include estimates of proven and probable recoverable ounces, gold and silver prices (considering current and historical prices, price trends and related factors), production levels, capital and reclamation costs, all based on detailed engineering life-of-mine plans. Assumptions underlying future cash flow estimates are subject to risks and uncertainties. Any differences between significant assumptions and market conditions and/or the Company’s performance could have a material effect on the Company’s financial position and results of operations. In estimating future cash flows, assets are grouped at the lowest level for which there are identifiable cash flows that are largely independent of cash flows from other groups. Generally, in estimating future cash flows, all assets are grouped at a particular mine for which there is identifiable cash flow.

      Restricted Investments: The Company, under the terms of its lease, self insurance, and bonding agreements with certain banks, lending institutions, insurance companies and regulatory agencies, is required to collateralize certain portions of the Company’s obligations. The Company has collateralized these obligations by assigning certificates of deposit that have maturity dates ranging from three months to a year, to the respective institutions or agency. At June 30, 2004 and December 31, 2003, the Company had certificates of deposit under these agreements of $10.9 million and $8.7 million, respectively, restricted for this purpose. The ultimate timing for the release of the collateralized amounts is dependent on the timing and closure of each mine. In order to release the collateral, the Company must seek approval from certain government agencies responsible for monitoring the mine closure status. Collateral could also be released to the extent the Company was able to secure alternative financial assurance satisfactory to the

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

regulatory agencies. The Company believes there is a reasonable probability that the collateral will remain in place beyond a twelve-month period and has therefore classified these investments as long-term.

      Deferred Stripping Costs: Deferred stripping costs are unique to the mining industry and are determined based on the Company’s estimates for the life of mine strip ratio for each mine. These costs are capitalized in periods when the life of mine ratio is below the current mining strip ratio, and amortized during periods where the life of mine strip ratio is above the current strip ratio. The Rochester mine is the only mine that has previously capitalized deferred stripping costs. The life of mine strip ratio that was used to accumulate the deferred stripping amounts was 1.8 to 1 (waste to ore) and was based on the estimated average stripping ratio for the life of the mine, compared to the then current ratio of 2.2 to 1 (waste to ore). The deferred stripping costs have been amortized as waste and ore have been removed from the Rochester mine pit. At present the remaining life of mine plan estimates the future stripping ratio as 1.1 to 1 (waste to ore), and the remaining costs will be amortized over the remaining life of the mine. At June 30, 2004 and December 31, 2003, the carrying amount of the deferred stripping costs were $1.0 million and $1.2 million, respectively, and are included in other assets in the accompanying balance sheet. No additional deferred stripping costs were capitalized during the periods presented. Based on current reserves and current production levels, complete amortization should occur in less than four years. The amounts that were amortized for the three and six months ended June 30, 2004 were $0.1 million and $0.2 million, respectively, and the amounts that were amortized for the three and six months ended June 30, 2003 were $0.1 million and $0.2 million, respectively.

      Reclamation and Remediation Costs: Estimated future reclamation and remediation costs are based principally on legal and regulatory requirements. The Company measured the cumulative accretion and accumulated depreciation for the period from the date the liability would have been recognized if SFAS No. 143, “Accounting for Asset Retirement Obligations”, was in effect when the Company incurred the liability to the date of the adoption of SFAS No. 143 and has reported these as a cumulative effect of a change in accounting principle. For the initial measurement of these existing obligations we have used current information, assumptions, and interest rates.

      The asset retirement obligation is measured using assumptions for cash outflows such as expected labor costs, allocated overhead and equipment charges, contractor markup and inflation adjustments to determine the total obligation.

      The sum of all these costs was discounted, using the credit adjusted risk-free interest rate (at the time of the estimate the assumption of 7.5% was used), from the time we expect to pay the retirement obligation to the time we incur the obligation. The measurement objective is to determine the amount a third party would demand to assume the asset retirement obligation.

      Upon initial recognition of a liability for an asset retirement obligation, the Company capitalizes the asset retirement cost with a corresponding debit to the carrying amount of the related long-lived asset. The Company will deplete this amount to operating expense using the units-of-production method. The Company evaluates the cash flow estimates at the end of each reporting period to determine whether the estimates continue to be appropriate. Upward revisions in the amount of undiscounted cash flows will be discounted using the current credit-adjusted risk-free rate. Downward revisions will be discounted using the credit-adjusted risk-free rate that existed when the original liability was recorded.

      Foreign Currency: Substantially all assets and liabilities of foreign subsidiaries are translated at exchange rates in effect at the date of the transaction or at end of each period. Revenues and expenses are translated at the average exchange rate for the period. Foreign currency transaction gains and losses are included in the determination of net income/(loss).

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      Derivative Financial Instruments: On January 1, 2001, the Company adopted SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” (as amended by SFAS No. 137) and SFAS No. 138, “Accounting for Certain Derivative Instruments and Certain Hedging Activities.” These Statements require recognition of all derivatives as either assets or liabilities on the balance sheet and measurement of those instruments at fair value. Changes in the fair value of derivatives are recorded each period in current earnings (loss) or other comprehensive income (loss) (OCI). Appropriate accounting for changes in the fair value of derivatives held is dependent on whether the derivative transaction qualifies as an accounting hedge and on the classification of the hedge transaction.

      For derivative instruments that are designated and qualify as cash flow hedges, the effective portions of changes in fair value of the derivative are recorded in other comprehensive income (loss), and are recognized in the Statement of Consolidated Operations when the hedged item affects earnings. Ineffective portions of changes in the fair value of cash flow hedges are recognized currently in earnings. Refer to Note J — Derivative Financial Instruments and Fair Value of Financial Instruments.

      Stock-based Compensation Plans: The Company applies the intrinsic-value-based method of accounting prescribed by Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees” and related interpretations, to account for its stock-based compensation plans. Under this method, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price. SFAS No. 123, “Accounting for Stock-Based Compensation” established accounting and disclosure requirements using a fair-value-based method of accounting for stock-based employee compensation plans.

      Had compensation costs for the Company’s options been determined based on the fair value at the grant dates consistent with SFAS No. 123, the Company would have recorded the pro forma amounts presented below:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

		Restated		Restated
Net loss attributable to common shareholders as reported	$(5,414)	$(4,105)	$(7,067)	$(35,758)
Pro forma net loss	$(5,866)	$(4,107)	$(7,441)	$(35,766)
Basic and diluted net loss per share as reported	$(0.03)	$(0.03)	$(0.03)	$(0.26)
Basic and diluted pro forma net loss per share	$(0.03)	$(0.03)	$(0.03)	$(0.26)

      The provisions of SFAS 148 will not have a material impact on the Company, as it does not plan to adopt the fair-value method of accounting for stock options at the current time.

      Income Taxes: The Company computes income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires an asset and liability approach which results in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of those assets and liabilities, as well as operating loss and tax credit carryforwards, using enacted tax rates in effect in the years in which the differences are expected to reverse.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

      Comprehensive Income/(Loss): In addition to net income/(loss), comprehensive income includes all changes in equity during a period, except those resulting from investments by and distributions to owners. Items of comprehensive loss include the following:

	Three Months Ended		Six Months Ended

	June 30, 2004	June 30, 2003	June 30, 2004	June 30, 2003

Unrealized gain (loss) on marketable securities	$(489)	$(234)	$(415)	$(452)
Change in fair value of derivative hedging, net of settlement	(163)	134	(445)	55

Other comprehensive loss	$(652)	$(100)	$(860)	$(397)

      Net Income/(Loss) Per Share: Net loss per share is computed by dividing the net income/(loss) attributable to common stock by the weighted average number of common shares outstanding during each period. All stock options outstanding at each period end have been excluded from the weighted average share calculation. The effect of potentially dilutive stock options outstanding was antidilutive in the three months ended March 31, 2004 and 2003.

      Detail of potentially dilutive shares excluded from earnings per share calculation due to antidilution:

	June 30, 2003	June 30, 2004

Options	1,722,106	1,801,953
1.25% Debentures Convertible at $7.60	—	23,684,211
7.25% Debentures Convertible at $17.45	569,270	—
9% Notes Convertible at $1.60	23,220,307	—

Total potentially dilutive shares	25,511,983	25,486,164

      Use of Estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Company’s management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Reclassifications: Certain reclassifications of prior year balances have been made to conform to current year presentation.

      Recent Accounting Pronouncements: On April 30, 2004, the FASB issued FAS 141-1 and 142-1, Interaction of FASB Statements No. 141, Business Combinations,and No. 142, Goodwill and Other Intangible Assets and EITF Issue No. 04-2, Whether Mineral Rights Are Tangible of Intangible Assets.

      The Board directed the FASB staff to issue this FASB Staff Position (FSP), which amends FASB Statements No. 141, Business Combinations, and No. 142, Goodwill and Other Intangible Assets.

      At the March 17-18, 2004 FASB Emerging Issues Task Force (EITF) meeting, the Task Force reached a consensus on EITF Issue No. 04-2, “Whether Mineral Rights Are Tangible or Intangible Assets,” that mineral rights, as defined in the Issue, are tangible assets. There is an inconsistency between this consensus that mineral rights are tangible assets and the characterization of mineral rights as intangible assets in Statements 141 and 142. This FSP amends Statement 141 and Statement 142 to address that inconsistency.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Effective Date and Transition

      The guidance in this FSP shall be applied to the first reporting period beginning after April 29, 2004. If the guidance in this FSP results in the recharacterization of an asset, prior-period amounts on the statements of financial position shall be reclassified. Any effects on amortization or depreciation of the asset shall be accounted for prospectively. Early application of this guidance is permitted in periods for which financial statements have not yet been issued.

      The Company adopted the provisions of FSP 141-1 and 142-1 as of March 31, 2004, which did not have an effect on the Company’s financial position or results of operations.

Note C — Ore on Leach Pad

      Ore on leach pad consists of the following:

	June 30,	December 31,
	2004	2003

Ore on leach pad — Current	$17,104	$17,388
Ore on leach pad — Non-current	22,673	14,705

Total ore on leach pads	$39,777	$32,093

Note D — Metal and Other Inventory

      Inventories consist of the following:

	June 30,	December 31,
	2004	2003

Concentrate and dorè inventory	$10,574	$7,980
Supplies	4,845	4,555

Metal and other inventory	$15,419	$12,535

Note E — Income Taxes

      The Company computes income taxes in accordance with SFAS No. 109, “Accounting for Income Taxes.” SFAS No. 109 requires an asset and liability approach which results in the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax basis of those assets and liabilities, as well as operating loss and tax credit carryforwards, using enacted tax rates in effect in the years in which the differences are expected to reverse. The Company has operating loss carryforwards which expire in 2008 through 2023 for U.S. carryforwards and indefinitely for foreign carryforwards. The Company has reviewed its net deferred tax assets and has not recognized potential tax benefits arising therefrom because at this time management believes it is more likely than not that the benefits will not be realized in future years. The amount recognized in the first quarter of 2003 relates to a cash refund received during that quarter.

Note F — Supplemental Cash Flow Information

      During the first quarter of 2003, holders of $2.8 million of the Series I 13 3/8% Convertible Senior Subordinated Notes due December 31, 2003 (the “Series I 13 3/8% Notes”) voluntarily converted such notes, in accordance with original terms, into approximately 2.1 million shares of common stock. In

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

addition, 0.1 million shares of common stock were issued as payment for $0.2 million of interest expense on the Series I 13 3/8% Notes.

      During the first quarter of 2003, the Company purchased $26.9 million and $1.7 million principal amount of its outstanding 6 3/8% and 7 1/4% Convertible Subordinated Debentures, respectively, in exchange for 16.9 million shares of common stock and recorded a loss on exchange and early retirement of debt of approximately $28.1 million. In addition, 0.6 million shares of common stock were issued as payment for $0.9 million of interest expense as part of the transaction. In conjunction with the issuance of the 9% Convertible Senior Subordinated Notes, the Company also issued 0.6 million shares of common stock for partial payment of offering costs of $1.0 million.

      During the first quarter of 2003, the Company issued 1.2 million shares of common stock in conjunction with its long-term incentive program.

Note G — Long-Term Debt

      On January 13, 2004 the Company completed its offering of $180 million aggregate principal amount of 1.25% Convertible Senior Notes due 2024 (the “1.25% Notes”). The 1.25% Notes are convertible into shares of Coeur common stock at a conversion rate of approximately 131.5789 shares of Coeur common stock per $1,000 principal amount of Notes, representing a conversion price of $7.60 per share. Interest on the notes is payable in cash at the rate of 1.25% per annum beginning July 15, 2004. The Company intends to use the proceeds of the 1.25% Notes for general corporate purposes, which may include the development of its Kensington gold project and its San Bartolome silver project, which are pending the completion of updated feasibility studies and final construction decisions. The 1.25% Notes are general unsecured obligations, senior in right of payment to Coeur’s other indebtedness. The offering of the 1.25% Notes was made only by means of a prospectus under Coeur’s existing shelf registration statement.

      On March 11, 2004, the Company redeemed the remaining outstanding $9.6 million principal amount of the Company’s 7 1/4% Convertible Subordinated Debentures due October 15, 2005.

      In 2002, the Company secured a 10-year loan at an interest rate of 10% for the corporate office building, located at our headquarters in Coeur d’Alene, Idaho, utilizing the building as collateral for the loan. The amount of this loan outstanding at December 31, 2003 was $1.2 million and is included in other long-term liabilities in the accompanying consolidated financial statements. This loan was paid in full in February 2004.

Note H — Segment Reporting

      Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker, or decision making group, in deciding how to allocate resources and in assessing performance. The Company’s chief operating decision making group is comprised of the Chief Executive Officer, the Chief Financial Officer and the Chief Operating Officer.

      The operating segments are managed separately because each segment represents a distinct use of Company resources and contribution to the Company’s cash flows in its respective geographic area. The Company’s reportable operating segments are the Rochester, Coeur Silver Valley and Cerro Bayo mining properties, the Kensington development property, and the Company’s exploration programs, which includes the San Bartolomé silver development property. All operating segments are engaged in the discovery and/or mining of gold and silver and generate the majority of their revenues from the sale of precious metal concentrates and/or refined precious metals. The Coeur Silver Valley and Cerro Bayo mines sell

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

precious metal concentrates, typically under long term contracts to smelters located in Canada (Noranda Inc. and Teck Cominco Metals Ltd.) and Japan (Sumitomo Ltd. and DOWA Mining Company). Refined gold and silver produced by the Rochester mine is primarily sold on a spot basis to precious metal trading banks such as Standard Bank, Morgan Stanley, Mitsui and N.M. Rothschild.

      Intersegment revenues consist of precious metal sales to the Company’s metals marketing division and are transferred at the market value of the respective metal on the date of the transfer. The other segment includes earnings from unconsolidated subsidiaries accounted for by the equity method, the corporate headquarters, elimination of intersegment transactions and other items necessary to reconcile to consolidated amounts. Revenues in the other segment are generated principally from interest received from the Company’s cash and investments that are not allocated to the operating segments. The accounting policies of the operating segments are the same as those described in the summary of significant accounting policies in the Company’s Annual Report on Form 10-K. The Company evaluates performance and allocates resources based on each segment’s profit or loss before interest, income taxes, depreciation and amortization, unusual and infrequent items, and extraordinary items.

Segment Reporting

(In Thousands)

	Rochester Mine	Galena Mine	Cerro Bayo Mine	Exploration	Other	Total

Six Months Ended June 30, 2004
Total net sales and revenues	$26,618	$12,540	$16,499	$8	$452	$56,117
Depreciation and depletion	$4,731	$954	$3,778	$25	$131	$9,619
Interest income	—	—	—	—	$1,382	$1,382
Interest expense	$1	—	$73	—	$1,521	$1,595
Loss on forward sales contracts	—	—	—	—	$937	$937
Profit (loss)	$11,389	$1,989	$3,827	$(3,040)	$(9,081)	$5,084
Segment assets(A)	$71,695	$10,339	$31,480	$20,940	$30,850	$165,304
Capital expenditures for property	$578	$825	$1,248	$320	$155	$3,126

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

	Rochester Mine	Galena Mine	Cerro Bayo Mine	Exploration	Other	Total

		Restated	Restated
Six Months Ended June 30, 2003
Total net sales and revenues	$20,787	$9,344	$25,284	$52	$(113)	$55,354
Depreciation and depletion	$2,705	$751	$6,102	$16	$124	$9,698
Interest income	—	—	$1	—	$157	$158
Interest expense	—	—	$218	—	$3,805	$4,023
Income tax (credit) expense	—	—	—	—	$(7)	$(7)
Gain on early retirement of debt	—	—	—	—	$(28,188)	$(28,188)
Profit (loss)	$3,187	$(97)	$13,158	$(114)	$(7,684)	$8,450
Segment assets(A)	$59,814	$10,927	$33,451	$515	$48,382	$153,089
Capital expenditures for property	$4,294	$1,634	$1,587	$55	$141	$7,711

Notes:

(A)	Segment assets consist of receivables, prepaids, inventories, property, plant and equipment, and mining properties

Segment Reporting Cont.

(In Thousands)

	Six Months Ended
	June 30,

	2004	2003

Income (Loss)		Restated
Total loss from reportable segments	$5,084	$8,450
Depreciation, depletion and amortization expense	(9,619)	(9,698)
Interest expense	(1,595)	(4,023)
Other	(937)	(28,188)

Loss before income taxes and cumulative effect of change in accounting principle	$(7,067)	$(33,459)

	June 30,

	2004	2003

Assets		Restated
Total assets for reportable segments	$165,304	$153,089
Cash and cash equivalents	164,859	19,527
Short-term investments	62,000	301
Other assets	26,945	23,381

Total consolidated assets	$419,108	$196,298

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

	Six Months Ended

	June 30, 2004	June 30, 2004

		Long-Lived
Geographic Information	Revenues(a)	Assets
(In thousands)
United States	$40,217	$62,069
Chile	15,900	15,469
Other Foreign Countries	—	20,300

Consolidated Total	$56,117	$97,838

	Six Months Ended

	June 30, 2003	June 30, 2003

		Long-Lived
	Revenues	Assets

	Restated
United States	$30,379	$59,858
Chile	24,708	16,939
Other Foreign Countries	267	19,859

Consolidated Total	$55,354	$96,656

(a)	Revenues are geographically separated based upon the country in which operations and the underlying assets generating those revenues reside.

     The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $(303), and $180, respectively, and to segment assets in the amount of $272 and $213, respectively for the six months ended June 30, 2003.

Three Months Ended June 30, 2004 and 2003

	Rochester	Galena	Cerro Bayo
Three Months Ended June 30, 2004	Mine	Mine	Mine	Exploration	Other	Total

Total net sales and revenues	$14,364	$3,248	$8,745	$17	$740	$27,114
Depreciation and depletion	2,498	491	1,702	15	67	4,773
Interest income	—	—	—	—	743	743
Interest expense	—	—	35	—	709	744
Income tax (credit) expense	—	—	—	—	—	—
Loss on early retirement of debt	—	—	—	—	—	—
Profit (loss)	6,913	(1,267)	1,055	(1,492)	(5,106)	103
Segment assets(A)	71,695	10,339	31,480	20,940	30,850	165,304
Capital expenditures for property	578	825	1,248	320	155	3,126

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

	Rochester	Galena	Cerro Bayo
Three Months Ended June 30, 2003 (Restated)	Mine	Mine	Mine	Exploration	Other	Total

		(Restated)	(Restated)
Total net sales and revenues	$11,743	$4,873	$10,092	$72	$(226)	$26,554
Depreciation and depletion	1,601	388	2,617	6	67	4,679
Interest income	—	—	1	—	88	89
Interest expense	—	—	117	—	1,899	2,016
Loss on early retirement of debt	—	—	—	—	(81)	(81)
Profit (loss)	2,936	75	2,862	977	(4,179)	2,671
Segment assets(A)	59,814	10,927	33,451	515	48,382	153,089
Capital expenditures for property	4,294	1,634	1,587	55	141	7,711

Notes:

(A)	Segment assets consist of receivables, prepaids, inventories, property, plant and equipment, and mining properties.

	Three Months Ended
	June 30,

Income (Loss)	2004	2003

		Restated

	(In thousands)
Total loss from reportable segments	$103	$2,671
Depreciation, depletion and amortization expense	(4,773)	(4,679)
Interest expense	(744)	(2,016)
Other	—	(81)

Loss before income taxes	$(5,414)	$(4,105)

	June 30,

	2004	2003

Assets		Restated
Total assets for reportable segments	$165,304	$153,089
Cash and cash equivalents	164,859	19,527
Short-term investments	62,000	301
Other assets	26,945	23,381

Total consolidated assets	$419,108	$196,298

		Long-Lived
Geographic Information	Revenues(a)	Assets

	(In thousands)
June 30, 2004
United States	$18,960	$62,069
Chile	8,111	15,469
Other Foreign Countries	43	20,300

Consolidated Total	$27,114	$97,838

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

		Long-Lived
Geographic Information	Revenues(a)	Assets

	Restated

	(In thousands)
June 30, 2003
United States	$16,751	$59,858
Chile	9,723	16,939
Other Foreign Countries	80	19,859

Consolidated Total	$26,554	$96,656

(a)	Revenues are geographically separated based upon the country in which operations and the underlying assets generating those revenues reside.

     The segment data for the Galena mine and the Cerro Bayo mine has been restated to correct an error in revenue recognition which resulted in an adjustment to revenues in the amount of $339, and $1, respectively, and to segment assets in the amount of $272 and $213, respectively for the three months ended June 30, 2003.

Note I — Reclamation and Remediation

      Reclamation and remediation costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation cost for inactive properties. The estimated undiscounted cash flows generated by our assets and the estimated liabilities for reclamation and remediation are determined using the Company’s assumptions about future costs, mineral prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

      The following is a description of the changes to the Company’s asset retirement obligations from January 1 to June 30, of 2004:

(in thousands)

Asset Retirement Obligation — January 1, 2004	$20,657
Accretion	774
Additions	—
Settlements	(27)

Asset Retirement Obligation — June 30, 2004	$21,404

Note J — Financial Derivatives and Forward Sales Contracts

      For the first six months of 2004, the Company recorded a realized loss of approximately $51,000 in connection with its foreign currency hedging program.

      The Company no longer has forward sales in its gold price protection program. In the first quarter of 2004, the Company closed out all of its forward sales positions and recorded a loss of $0.9 million in the first quarter of 2004.

      The following table summarizes the information at June 30, 2004 associated with the Company’s financial and derivative financial instruments that are sensitive to changes in interest rates, commodity

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

prices and foreign exchange rates except as to provisionally priced sales of concentrates which are discussed in the table below. For long-term debt obligations, the table presents principal cash flows and related average interest rates. For foreign currency exchange contracts, the table presents the notional amount in Chilean Peso’s to be purchased along with the average foreign exchange rate.

							Fair Value
	2004	2005	2006	2007	2008	Total	6/30/04

	(dollars in thousands)
Liabilities
Long Term Debt(A)
Fixed Rate	—	—	—	—	—	$180,000	$180,000
Average Interest Rate	1.25%	1.25%	1.25%	1.25%	1.25%
Foreign Currency Contracts
Chilean Peso — USD	$3,830	—	—	—	—	$3,830	$(315)
Exchange Rate	612	—	—	—	—	—
(CLP to USD)

(A)	Debt due 2024

     At June 30, 2004, the Company had outstanding provisionally priced sales of $30.5 million, consisting of 3.3 million ounces of silver, 20,320 ounces of gold and 994,285 pounds of copper, which had a fair value of approximately $29.7 million.

      Fair value is determined by trading information on or near the balance sheet date. Long term debt represents the face amount of the outstanding convertible debentures and timing of when these become due. Interest rates presented in the table are calculated using the weighted average of the outstanding face amount of each debenture for the period remaining in each period presented. All long term debt is denominated in US dollars.

Note K — Litigation and Other Events

Federal Natural Resources Action

      On March 22, 1996, an action was filed in the United States District Court for the District of Idaho by the United States against various defendants, including the Company, asserting claims under CERCLA and the Clean Water Act for alleged damages to federal natural resources in the Coeur d’Alene River Basin of Northern Idaho. The damages are claimed to result from alleged releases of hazardous substances from mining activities conducted in the area since the late 1800s.

      The Company and representatives of the U.S. Government, including the Environmental Protection Agency, the Department of Interior and the Department of Agriculture, reached an agreement to settle the lawsuit. The terms of settlement are set forth in a Consent Decree issued by the court. Pursuant to the terms of the Consent Decree, dated May 14, 2001, the Company has paid the U.S. Government a total of approximately $3.9 million, of which $3.3 million was paid in May 2001 and the remaining $0.6 million was paid in June 2001. In addition, the Company will (i) pay the United States 50% of any future recoveries from insurance companies for claims for defense and indemnification under general liability insurance policies in excess of $0.6 million, and (ii) make a conveyance to the U.S. or the State of Idaho of certain real property to possibly be used as a waste repository. Commencing in 2006, the Company will be obligated to pay net smelter return royalties on its operating properties, up to a maximum of $3 million, amounting to a 2% net smelter royalty on silver production if the price of silver exceeds $6.50 per ounce,

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

and a $5.00 per ounce net smelter royalty on gold production if the price of gold exceeds $325 per ounce. The royalty payment obligation expires after 15 years commencing five years after May 14, 2001.

Private Property Damage Action

      On January 7, 2002, a private class action suit captioned Baugh v. Asarco, et al., was filed in Idaho State District Court for the First District (Docket No. 2002-131) in Kootenai County, Idaho. Defendants include mining companies and the Union Pacific Railroad Company which were defendants in the Bunker Hill natural resource damage litigation in the Coeur d’Alene Basin, including the Company. Plaintiffs are eight northern Idaho residents seeking medical monitoring and real property damages from the mining companies and the railroad who operated in the Bunker Hill Superfund site. In October 2002, the court conducted a hearing on motions resulting in an order striking certain of the alleged causes of action from the complaint, and dismissing the complaint with leave to amend it. In January 2003, the plaintiffs filed an amended complaint. The court dismissed the amended complaint with leave to amend. In May 2003 a second amended complaint was filed. The Company filed a motion for summary judgment, which was heard on July 14, 2004. The court has the matter under advisement. While the Company believes the suit is without merit, at this stage of the proceedings, the Company cannot predict the outcome of this suit.

States of Maine, Idaho And Colorado Superfund Sites Related to Callahan Mining Corporation

      During 2001, the United States Forest Service made a formal request for information regarding the Deadwood Mine Site located in central Idaho. Callahan Mining Corporation had operated at this site during the 1940’s. The Forest Service believes that some cleanup action is required at the location. However, Coeur d’Alene Mines Corporation did not acquire Callahan until 1991, more than 40 years after Callahan disposed of its interest in the Deadwood property. The Company did not make any decisions with respect to generation, transport or disposal of hazardous waste at the site. Therefore, it is believed that the Company is not liable for any cleanup, and if Callahan might be liable, it has no substantial assets with which to satisfy any such liability. To date no claim has been made by the United States for any dollar amount of cleanup costs against either the Company or Callahan.

      During 2002, the EPA made a formal request for information regarding a Callahan mine site in the State of Maine. Callahan operated there in the late 1960’s, shut the operations down in the early 1970’s and disposed of the property. The EPA contends that some cleanup action is warranted at the site, and listed it on the National Priorities List in late 2002. The Company believes that because it made no decisions with respect to generation, transport or disposal of hazardous waste at this location, it is not liable for any cleanup costs. If Callahan might have liability, it has no substantial assets with which to satisfy such liability. To date, no claim has been made for any dollar amount of cleanup costs against either the Company or Callahan.

      In January 2003, the U.S. Forest Service made a formal request for information regarding a Callahan mine site in the State of Colorado known as the Akron Mine Site. Callahan operated there in approximately the late 1930s through the 1940s, and to the Company’s knowledge, disposed of the property. The Company is not aware of what, if any, cleanup action the Forest Service is contemplating. However, the Company did not make decisions with respect to generation, transport or disposal of hazardous waste at this location, and therefore believes it is not liable for any cleanup costs. If Callahan might have liability, it has no substantial assets with which to satisfy such liability. To date, no claim has been made for any dollar amount of cleanup costs against either the Company or Callahan.

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Suit By Credit Suisse First Boston

      On December 2, 2003, suit was filed by Credit Suisse First Boston against the Company in the United States District Court for the Southern District of New York (Docket No. 03 Civ 9547). The plaintiff alleges that the Company breached a contract between the parties providing for services to be furnished by the plaintiff to the defendant. Plaintiff alleges that it is entitled to damages in the amount of $2,400,000 attributed to the breach. The Company believes it did not breach the contract and that it is not liable. However, at this early stage of the proceedings the outcome of the suit cannot be predicted.

Note L — Subsequent Event

      On July 13, 2004 the Company announced that it has commenced mailing its tender offer documents to the shareholders of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT). In connection with its offer, Coeur filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission on July 13, 2004. Under Coeur’s offer, the terms of which are available in the Form S-4 Registration Statement, Wheaton River shareholders may elect to receive for each share of Wheaton River common stock tendered:

•	Up to Cdn$5.47 in cash, subject to proration if Wheaton River shareholders request in the aggregate more than Cdn$570 million; or

•	0.796 shares of the Coeur common stock; or

•	0.796 exchangeable shares of a Canadian subsidiary of Coeur, which are exchangeable, upon the terms described in the offer documents, for common stock of Coeur on a one-for-one basis.

      The offer is subject to customary conditions, including: (i) the tendering of at least 66 2/3% of the issued and outstanding Wheaton River common shares; (ii) the approval by Coeur shareholders of certain terms of the transaction, including an amendment to Coeur’s certificate of incorporation to increase Coeur’s authorized capital and the issuance of shares of Coeur common stock in the transactions; (iii) receipt of all necessary regulatory approvals; and (iv) the absence of any material adverse change relating to Wheaton River. Coeur intends to solicit the requisite approval from its shareholders as soon as practicable.

      Coeur intends to pay the cash consideration in the offer to purchase and any subsequent acquisition transaction through a combination of available cash and the proceeds of a financing transaction with a major international investment bank. The financing transaction, which is conditioned on at least 66 2/3% of the outstanding Wheaton common shares being taken up under the offer to purchase, as well as other customary conditions, would entail the issuance of up to $225.0 million of 2% convertible debt securities due 2024 with an option to purchase an additional $50.0 million. The conversion price will be determined after Wheaton common shares are taken up under the offer to purchase and will be equal to the then trading price of Coeur common stock, subject to a per share minimum, following effectiveness of a planned holding company reorganization subject to Coeur shareholder approval effective immediately prior to consummation of the offer to purchase. The terms of the 2% debt securities will be similar to those of Coeur’s existing 1.25% senior convertible notes and will include a provision stating that the notes will be convertible during a particular quarter if Coeur’s common stock price for at least 20 trading days in the last 30 consecutive trading days in the preceding quarter is more than 120% of then effective conversion price. Coeur has executed a commitment letter and paid a customary fee in connection with this financing.

      Consummation of Coeur’s proposed acquisition of Wheaton River Minerals, which would become a wholly-owned subsidiary of Coeur, would have a very material impact on the combined companies’ operations and consolidated financial statements. Coeur’s above-referenced Form S-4 Registration

COEUR D’ALENE MINES CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(Unaudited)

Statement, which is accessible on the SEC’s Edgar website at www.sec.gov, contains extensive additional information regarding Coeur’s offer to purchase the outstanding shares of Wheaton River Minerals, including Coeur’s reasons for the proposed acquisition and source and amount of funds expected to finance such acquisition, as well as information regarding the operations and published financial statements of Wheaton River Minerals and the terms and consequences of the proposed acquisition.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND

RESULTS OF OPERATIONS

      Management’s Discussion and Analysis includes references to total cash costs per ounce of silver produced both on an individual mine basis and on a consolidated basis. Total cash costs per ounce represent a non-U.S. generally accepted accounting principles (“GAAP”) measurement that management uses to monitor and evaluate the performance of its mining operations. A reconciliation of total cash costs per ounce to U.S. GAAP “Production Expenses” is also provided herein and should be referred to when reading the total cash cost per ounce measurement.

General

      The results of the Company’s operations are significantly affected by the market prices of silver and gold which may fluctuate widely and are affected by many factors beyond the Company’s control, including, without limitation, interest rates, expectations regarding inflation, currency values, governmental decisions regarding the disposal of precious metals stockpiles, global and regional political and economic conditions, and other factors.

      The average prices of silver (Handy & Harman) and gold (London Final) for the first six months of 2004 were $6.49 and $401 per ounce, respectively. The market prices of silver and gold on August 13, 2004 were $6.64 per ounce and $396.75 per ounce, respectively.

      The Company’s operating mines are the Rochester mine in Nevada, the Galena mine in the Coeur d’Alene Mining District of Idaho, the Cerro Bayo mine in Chile, and the Martha mine in Argentina.

      This document contains numerous forward-looking statements relating to the Company’s gold and silver mining business. The United States Private Securities Litigation Reform Act of 1995 provides a “safe harbor” for certain forward-looking statements. Operating, exploration and financial data, and other statements in this document are based on information the Company believes reasonable, but involve significant uncertainties as to future gold and silver prices, costs, ore grades, estimation of gold and silver reserves, mining and processing conditions, changes that could result from the Company’s future acquisition of new mining properties or businesses, the risks and hazards inherent in the mining business (including environmental hazards, industrial accidents, weather or geologically related conditions), regulatory and permitting matters, and risks inherent in the ownership and operation of, or investment in, mining properties or businesses in foreign countries. Actual results and timetables could vary significantly from the estimates presented. Readers are cautioned not to put undue reliance on forward-looking statements. The Company disclaims any intent or obligation to update publicly these forward-looking statements, whether as a result of new information, future events or otherwise.

Operating Highlights

     South America

      Cerro Bayo (Chile). At Coeur’s Cerro Bayo property in Southern Chile, the mine produced 1.1 million ounces of silver and 11,900 ounces of gold during the second quarter of 2004 compared to 1.3 million ounces of silver and 14,500 ounces of gold in the second quarter of 2003. Total cash costs for the latest three-month period were $3.74 per ounce compared to $1.33 per ounce in 2003. Lower gold production and higher cash costs were due to anticipated lower grade material mined in the current quarter and the absence of Furioso high-grade gold reserves that were mined out in 2003.

     North America

      Rochester Mine (Nevada). Coeur’s Rochester mine produced 1.3 million ounces of silver and 16,000 ounces of gold, during the second quarter of 2004 compared to 1.4 million ounces of silver and 15,100 ounces of gold in the second quarter of the prior year. Total cash costs for the latest three-month period were $4.54 per ounce as compared to $4.33 in the second quarter of 2003. Significant winter weather delayed access to high-grade gold reserves located under the old crusher, which resulted in lower grade gold ores being placed on the pad in January. However, by the end of the first quarter, higher grade ores were being placed on the leach pad and the Company expects gold production to increase approximately 50 percent over last quarter’s levels, and silver production is expected to be 5.5 million ounces for 2004 and cash costs are expected to be $2.75 per silver ounce during 2004.

      Coeur Silver Valley — Galena Mine (Idaho). In the latest quarter, silver production from Coeur Silver Valley was 1.0 million ounces, down 10% from the 1.1 million ounces produced in the second quarter of 2003. Total cash costs for the current quarter rose to $4.95 per ounce compared to $4.73 per ounce in the second quarter of the prior year. Lower production and higher costs per ounce are due to the implementation of an optimization plan in the third quarter of 2003 designed to add significant reserves, increase production and reduce operating costs over the next three years. The optimization plan is expected to increase silver production to seven million ounces per year at a cash cost of approximately $4.00 per ounce by 2007. We remain on track to produce an estimated 3.7 million ounces of silver at cash costs of under $4.65 per ounce in 2004.

Exploration and Development Projects

     San Bartolome (Bolivia)

      The final updated feasibility study at the San Bartolome silver project near Potosi, Bolivia is scheduled for completion during 2004 with production expected to commence during 2006.

      Based on the Company’s assessment of the ongoing feasibility study, the initial expected mine life is fifteen years, with proven and probable reserves of 123 million ounces of silver. It is estimated that annual mine production will be between six million and eight million ounces of silver annually. It is estimated that 95 million ounces of silver will be produced over the life of the project from established ore reserves and mineralized material.

      Initial capital costs are estimated at $105 million and per ounce operating costs are estimated at approximately $3.55 per ounce of silver. The updated feasibility study is addressing various optimization opportunities.

      In June the Vice Ministries of Mining, Environment and Sustainable Development in Bolivia issued the final environmental permits for San Bartolome. Pending the review of the final updated feasibility study, construction of the project could commence during 2004 with production commencing in 2006.

     Kensington (Alaska)

      At the Kensington gold project, located 45 miles north of Juneau in southeast Alaska, the final feasibility results indicate a project with an initial capital cost of $91.5 million to be spent during 2004-2005 with annual production of approximately 100,000 ounces of gold when the proposed mine reaches full production. In addition to confirming previously stated reserves, 3.1 million tons of mineralized material averaging .274 ounces of gold per ton exist on the property. The cash cost of production is expected to be approximately $220 per ounce. The initial mine life is approximately ten years with the opportunity to extend the life to fifteen years as mineralized material is converted to reserves.

      During the first quarter of 2004, the draft supplemental environmental impact statement was released for public comment. In the second quarter the remaining draft permits were released for public comment by the EPA, the US Army Corps of Engineers and the State of Alaska. All major permits required for construction are now in the final phases of review and comment. With receipt of final permits construction of the project could commence during 2004 with production beginning in 2006.

Critical Accounting Policies and Estimates

      Management considers the following policies to be most critical in understanding the judgments that are involved in preparing the Company’s consolidated financial statements and the uncertainties that could impact its results of operations, financial condition and cash flows. Our consolidated financial statements are impacted by the accounting policies used and the estimates and assumptions made by management during their preparation. We have identified the policies below as critical to our business operations and the understanding of our results of operations. Management’s discussion and analysis of our financial condition and results of operations are based on our consolidated financial statements, which have been prepared in conformity with U.S. GAAP. The preparation of these statements requires that we make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. We base these estimates on historical experience and on assumptions that we consider reasonable under the circumstances; however, reported results could differ from those based on the current estimates under different assumptions or conditions. The impact and any associated risks related to these policies on our business operations are discussed throughout Management’s Discussion and Analysis of Financial Condition and Results of Operations. The areas requiring the use of management’s estimates and assumptions relate to recoverable ounces from proven and probable reserves that are the basis of future cash flow estimates and units-of-production depreciation and amortization calculations; estimates of recoverable gold and silver ounces in ore on leach pad; reclamation and remediation costs; and post-employment and other employee benefit liabilities. The preparation of this Quarterly Report on Form 10-Q requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period. There can be no assurance that actual results will not differ from those estimates.

      Reserve Estimates. The most critical accounting principles upon which the Company’s financial status depends are those requiring estimates of recoverable ounces from proven and probable reserves and/or assumptions of future commodity prices. There are a number of uncertainties inherent in estimating quantities of reserves, including many factors beyond our control. Ore reserves estimates are based upon engineering evaluations of samplings of drill holes and other openings. These estimates involve assumptions regarding future silver and gold prices, the geology of our mines, the mining methods we use and the related costs we incur to develop and mine our reserves. Changes in these assumptions could result in material adjustments to our reserve estimates. We use reserve estimates in determining the units-of-production depreciation and amortization expense, as well as in evaluating mine asset impairments.

      We review and evaluate our long-lived assets for impairment when events or changes in circumstances indicate that the related carrying amounts may not be recoverable. We utilize the methodology set forth in Statement of Financial Accounting Standard (SFAS) No. 144, “Accounting for the Impairment or Disposal of Long-Lived Asset,” to evaluate the recoverability of capitalized mineral property costs. An impairment is considered to exist if total estimated future cash flows or probability-weighted cash flows on an undiscounted basis is less than the carrying amount of the assets, including property, plant and equipment, mineral property, development property, and any deferred costs such as deferred stripping. The accounting estimates related to impairment are critical accounting estimates because the future cash flows used to determine whether an impairment exists is dependent on reserve estimates and other assumptions including, silver and gold prices, production levels, and capital and reclamation costs, all of which are based on detailed engineering life-of-mine plans. An impairment loss exists when estimated undiscounted cash flows expected to result from the use of the asset and its eventual disposition are less than its carrying amount. Any impairment loss recognized represents the excess of the asset’s carrying value as compared to its estimated fair value. The Company reviews the carrying value of its assets whenever events or changes in circumstances indicate that the carrying amount of its assets may not be fully recoverable.

      We depreciate our property, plant and equipment, mining properties and mine development using the units-of-production method over the estimated life of the ore body based on our proven and probable recoverable reserves or on a straight-line basis over the useful life, whichever is shorter. The accounting estimates related to depreciation and amortization are critical accounting estimates because the 1) determination of reserves involves uncertainties with respect to the ultimate geology of our reserves and the assumptions used in determining the economic feasibility of mining those reserves and 2) changes in estimated proven and probable reserves and useful asset lives can have a material impact on net income.

      Revenue Recognition: Revenue is recognized when title to silver and gold passes to the buyer and when collectibility is reasonably assured. The passing of title to the customer is based on the terms of the sales contract. Product pricing is determined at the point revenue is recognized by reference to active and freely traded commodity markets, for example, the London Bullion Market, an active and freely traded market, for both gold and silver, in an identical form to the product sold.

      Under our concentrate sales contracts with third-party smelters, final gold and silver prices are set on a specified future quotational period, typically one to three months, after the shipment date based on market metal prices. Revenues are recorded under these contracts at the time title passes to the buyer based on the forward price for the expected settlement period. The contracts, in general, provide for a provisional payment based upon provisional assays and quoted metal prices. Final settlement is based on the average applicable price for a specified future period, and generally occurs from three to six months after shipment. Final sales are settled using smelter weights, settlement assays (average of assays exchanged and/or umpire assay results) and are priced as specified in the smelter contract. The Company’s provisionally priced sales contain an embedded derivative that is required to be separated from the host contract for accounting purposes. The host contract is the receivable from the sale of concentrates measured at the forward price at the time of sale. The embedded derivative does not qualify for hedge accounting. The embedded derivative is recorded as a derivative asset in Prepaid expenses and other, or, a derivative liability on the balance sheet and is adjusted to fair value through revenue each period until the date of final gold and silver settlement. The form of the material being sold, after deduction for smelting and refining is in an identical form to that sold on the London Bullion Market. The form of the product is metal in flotation concentrate, which is the final process for which the company is responsible.

      The effects of forward sales contracts are reflected in revenue at the date the related precious metals are delivered or the contracts expire. Third party smelting and refining costs are recorded as a reduction of revenue.

      At June 30, 2004 the Company had outstanding provisionally priced sales of $30.5 million, consisting of 3.3 million ounces of silver, 20,320 ounces of gold and 994,285 pounds of copper. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $33,000; for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $20,000; and for each one cent per pound change in realized copper price, revenue would vary (plus or minus) approximately $10,000. At December 31, 2003, the Company had outstanding provisionally priced sales of $32.8 million, consisting of 3.7 million ounces of silver, 37,487 ounces of gold and 681,196 pounds of copper. For each one cent per ounce change in realized silver price, revenue would vary (plus or minus) approximately $37,000; for each one dollar per ounce change in realized gold price, revenue would vary (plus or minus) approximately $37,000; and for each one cent per pound change in realized copper price, revenue would vary (plus or minus) approximately $7,000.

      Ore on leach pad. The Rochester Mine utilizes the heap leach process to extract silver and gold from ore. The heap leach process is a process of extracting silver and gold by placing ore on an impermeable pad and applying a diluted cyanide solution that dissolves a portion of the contained silver and gold, which are then recovered in metallurgical processes.

      The key stages in the conversion of ore into silver and gold are (i) the blasting process in which the ore is broken into large pieces; (ii) the processing of the ore through a crushing facility that breaks it into smaller pieces; (iii) the transportation of the crushed ore to the leach pad where the leaching solution is applied; (iv) the collection of the leach solution; (v) subjecting the leach solution to the precipitation process, in which gold and silver is converted back to a fine solid; (vi) the conversion of the precipitate into dorè; and (vii) the conversion by a third party refinery of the dorè into refined silver and gold bullion.

      We use several integrated steps to scientifically measure the metal content of ore placed on the leach pads during the key stages. As the ore body is drilled in preparation for the blasting process, samples of the drill residue are assayed to determine estimated quantities of contained metal. We estimate the quantity of ore by utilizing global positioning satellite survey techniques. We then process the ore through a crushing facility where the output is again weighed and sampled for assaying. A metallurgical reconciliation with the data collected from the mining operation is completed with appropriate adjustments made to previous estimates. We then transport the crushed ore to the leach pad for application of the leaching solution. As the leach solution is collected from the leach pads, we continuously sample for assaying. We measure the quantity of leach solution by flow meters throughout the leaching and precipitation process. After precipitation, the product is converted to dorè, which is the final product produced by the mine. We again sample and assay the dorè,. Finally, a third party smelter converts the dorè into refined silver and gold bullion. At this point are we able to determine final ounces of silver and gold available for sale. We then review this end result and reconcile it to the estimates we had used and developed throughout the production process. Based on this review, we adjust our estimation procedures when appropriate.

      Our reported inventories include metals estimated to be contained in the ore on the leach pads of $39.8 million as of June 30, 2004. Of this amount, $17.1 million is reported as a current asset and $22.7 million is reported as a noncurrent asset. The distinction between current and noncurrent is based upon the expected length of time necessary for the leaching process to remove the metals from the broken ore. The historical cost of the metal that is expected to be extracted within twelve months is classified as current and the historical cost of metals contained within the broken ore that will be extracted beyond twelve months is classified as noncurrent.

      The estimate of both the ultimate recovery expected over time, and the quantity of metal that may be extracted relative to such twelve month period, requires the use of estimates which are inherently inaccurate since they rely upon laboratory testwork. Testwork consists of 60 day leach columns from which we project metal recoveries up to five years in the future. The quantities of metal contained in the ore are based upon actual weights and assay analysis. The rate at which the leach process extracts gold and silver from the crushed ore is based upon laboratory column tests and actual experience occurring over approximately fifteen years of leach pad operation at the Rochester Mine. The assumptions we use to measure metal content during each stage of the inventory conversion process includes estimated recovery rates based on laboratory testing and assaying. We periodically review our estimates compared to actual experience and revise our estimates when appropriate. The length of time necessary to achieve our currently estimated ultimate recoveries of 61.5% for silver and 93% for gold is estimated to be between 5 and 10 years. However, the ultimate recovery will not be known until leaching operations cease, which is currently estimated for 2011.

      If our estimate of ultimate recovery requires adjustment, the impact upon our inventory valuation and upon our income statement would be as follows:

	Positive/Negative			Positive/Negative
	Change in Silver Recovery			Change in Gold Recovery

	1%	2%	3%	1%	2%	3%

Quantity of recoverable ounces	1.4 million	2.7 million	4.0 million	9,100	18,200	27,300
Positive impact on future cost of production per silver equivalent ounce for increases in recovery rates	$0.46	$0.81	$1.09	$0.24	$0.44	$0.63
Negative impact on future cost of production per silver equivalent ounce for decreases in recovery rates	$0.62	$1.50	$2.85	$0.27	$0.59	$0.97

      Inventories of ore on leach pads are valued based upon actual costs incurred to place such ore on the leach pad, less costs allocated to minerals recovered through the leach process. The costs consist of those production activities occurring at the mine site and include the costs, including depreciation, associated with mining, crushing and precipitation circuits. In addition, refining is provided by a third party refiner to place the metal extracted from the leach pad in a saleable form. These additional costs are considered in the valuation of inventory.

      Reclamation and remediation costs. Reclamation and remediation costs are based principally on legal and regulatory requirements. Management estimates costs associated with reclamation of mining properties as well as remediation cost for inactive properties. Future remediation costs for inactive mines are accrued based on management’s best estimate at the end of each period of the undiscounted costs expected to be incurred at the site. Such cost estimates include, where applicable, ongoing care and maintenance and monitoring costs. Changes in estimates are reflected in earnings in the period an estimate is revised. In June 2001, the FASB issued SFAS No. 143, “Accounting for Asset Retirement Obligations.” SFAS No. 143 requires entities to record the fair value of asset retirement obligations using the present value of projected future cash flows, with an equivalent amount recorded as basis in the related long-lived asset. An accretion cost, representing the increase over time in the present value of the liability, is recorded each period and the capitalized cost is depreciated over the useful life of the related asset. As reclamation work is performed or liabilities are otherwise settled, the recorded amount of the liability is reduced.

      The estimated undiscounted cash flows generated by our assets and the estimated liabilities for reclamation and remediation are determined using the Company’s assumptions about future costs, mineral prices, mineral processing recovery rates, production levels and capital and reclamation costs. Such assumptions are based on the Company’s current mining plan and the best available information for making such estimates. On an ongoing basis, management evaluates its estimates and assumptions; however, actual amounts could differ from those based on such estimates and assumptions.

     Pension and Post-Retirement Obligations

Components of Net Period Benefit Cost:

(In thousands)

	Six Months Ended June 30

			Post-
	Defined Benefit		Retirement
	Plan		Medical Plan

	2004	2003	2004	2003

Service cost	$346	$269	$17	$18
Interest cost	376	335	116	117
Expected return on plan assets	(213)	(180)	—	—
Amortization of prior service cost	56	56	—	—
Amortization of the net (gain) loss	269	232	—	—

Net periodic benefit cost	$834	$712	$133	$135

     Contributions:

      The Company previously disclosed in its financial statements for the year ended December 31, 2003, that it expected to contribute $1.0 million to its pension plans in 2004 and it is now estimated that $0.6 million will be expected to be contributed in 2004. As of June 30, 2004, $0.4 million of contributions have been made.

Operating Statistics

      The following table sets forth the amounts of silver and gold produced by the following mining properties, each of which is wholly owned by the Company, and the cash and full costs of such production during the three- and six-month periods ended June 30, 2004 and 2003:

	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2004	2003	2004	2003

ROCHESTER MINE
Silver ozs	1,317,006	1,353,346	2,627,301	2,443,046
Gold ozs	16,005	15,144	27,480	25,891
Cash costs per oz./silver	$4.54	$4.33	$5.06	$5.28
Full costs per oz./silver	$6.36	$5.45	$6.79	$6.32
GALENA MINE
Silver ozs	954,964	1,060,696	1,861,944	2,296,467
Cash costs per oz./silver	$4.95	$4.73	$4.94	$4.46
Full costs per oz./silver	$5.47	$5.10	$5.45	$4.78
CERRO BAYO/MARTHA MINE
Silver ozs	1,053,276	1,347,745	2,271,092	2,625,202
Gold ozs	11,944	14,538	22,480	36,954
Cash costs per oz./silver	$3.74	$1.33	$2.85	$0.54
Full costs per oz./silver	$5.35	$2.98	$4.51	$2.51
CONSOLIDATED PRODUCTION TOTALS
Silver ozs	3,325,246	3,761,787	6,760,337	7,364,715
Gold ozs	27,949	29,682	49,960	62,845
Cash costs per oz./silver	$4.41	$3.37	$4.29	$3.33
Full costs per oz./silver	$5.79	$4.47	$5.65	$4.48
CONSOLIDATED SALES TOTALS
Silver ozs. sold	3,280,000	3,624,000	6,588,000	7,774,000
Gold ozs. sold	27,000	33,000	47,000	68,000
Realized price per silver oz.	$6.35	$4.56	$6.72	$4.66
Realized price per gold oz.	$398	$335	$395	$341

      Note: “Cash Costs per Ounce” are calculated by dividing the cash costs computed for each of the Company’s mining properties for a specified period by the amount of gold ounces or silver ounces produced by that property during that same period. Management uses cash costs per ounce produced as a key indicator of the profitability of each of its mining properties. Gold and silver are sold and priced in the world financial markets on a US dollar per ounce basis. By calculating the cash costs from each of the Company’s mines on the same unit basis, management can easily determine the gross margin that each ounce of gold and silver produced is generating.

      “Cash Costs” are costs directly related to the physical activities of producing silver and gold and include mining, processing and other plant costs, deferred mining adjustments, third-party refining and smelting costs, marketing expense, on-site general and administrative costs, royalties, in-mine drilling expenditures that are related to production and other direct costs. Sales of by-product metals (primarily gold and copper) are deducted from the above in computing cash costs. Cash costs exclude depreciation, depletion and amortization, corporate general and administrative expense, exploration, interest, and pre-feasibility costs and accruals for mine reclamation. Cash costs are calculated and presented using the “Gold Institute Production Cost Standard” applied consistently for all periods presented.

      Total cash costs per ounce is a non-GAAP measurement and investors are cautioned not to place undue reliance on it and are urged to read all GAAP accounting disclosures presented in the consolidated financial statements and accompanying footnotes. In addition, see the reconciliation of “cash costs” to production costs under “Costs and Expenses” set forth below.

Results of Operations

Three Months Ended June 30, 2004 Compared to Three Months Ended June 30, 2003

     Revenues

      Sales of metal in the second quarter of 2004 increased by $0.3 million, or 1%, over the second quarter of 2003 to $26.4 million. The increase in product sales of metal is attributable to increased realized prices of silver and gold, offset in part by lower production and a reduction in revenues of $3.2 million related to the previously recorded value of shipments pending settlement at the end of the quarter based upon current metal prices.

      In the second quarter of 2004, the Company produced approximately 3.3 million ounces of silver and approximately 28,000 ounces of gold, compared to 3.8 million ounces of silver and 30,000 ounces of gold in the second quarter of 2003. In the second quarter of 2004, the Company sold 3.3 million ounces of silver and 27,000 ounces of gold compared to 3.6 million ounces of silver and 33,000 ounces of gold for the same period in 2003. Realized silver and gold prices were $6.35 and $398 per ounce, respectively, in the second quarter of 2004 compared to $4.56 and $335 in the comparable quarter of 2003.

      Interest and other income in the second quarter of 2004 increased by $0.3 million compared with the second quarter of 2003. The increase was primarily due to increased interest income from short-term investments.

     Costs and Expenses

      Production costs in the second quarter of 2004 decreased by $2.6 million, or 14%, from the second quarter of 2003 to $16.4 million. The decrease is the result of lower production at each of the mines in the second quarter.

      The following tables present a reconciliation between cash costs per ounce and GAAP production costs reported in the Statement of Operations:

     Three months ended June 30, 2004

	Rochester	Silver Valley	Cerro Bayo	Total

Production of Silver (ounces)	1,317,006	954,964	1,053,276	3,325,246
Cash Costs per ounce	$ 4.54	$ 4.95	$ 3.74	$ 4.41

Total Cash Costs (thousands)	$ 5,981	$ 4,730	$ 3,941	$14,652
Add/(Subtract):
Third Party Smelting Costs	(190)	(1,401)	(2,019)	(3,610)
By-Product Credit	6,274	920	4,699	11,893
Deferred Stripping Adjustment	(101)	—	—	(101)
Change in Inventory	(3,903)	(361)	(2,204)	(6,468)

Production Costs	$ 8,061	$ 3,888	$ 4,417	$16,366

     Three months ended June 30, 2003

	Rochester	Silver Valley	Cerro Bayo	Total

Production of Silver (ounces)	1,353,346	1,060,696	1,347,745	3,761,787
Cash Costs per ounce	$ 4.33	$ 4.73	$ 1.33	$ 3.37

Total Cash Costs (thousands)	$ 5,861	$ 5,021	$ 1,786	$12,668
Add/(Subtract):
Third Party Smelting Costs	(193)	(1,287)	(1,027)	(2,507)
By-Product Credit	5,281	585	5,019	10,885
Deferred Stripping Adjustment	(80)	—	—	(80)
Change in Inventory	(2,025)	330	(258)	(1,953)

Production Costs	$ 8,844	$ 4,649	$ 5,520	$19,013

     Other Expenses

      Depreciation and amortization increased in the second quarter of 2004 by $0.1 million, from the prior year’s second quarter, primarily due to increased amortization of capitalized costs at the Silver Valley and Martha mines.

      Administrative and general expenses increased in the second quarter of 2004 compared to the same period in 2003 by $0.7 million due to additional work related to financing activities and increased workforce in 2004 over 2003.

      Exploration expenses increased by $1.9 million in the second quarter of 2004 compared to the same period in 2003 as a result of expanded exploration efforts at the Cerro Bayo and Martha mines and increased business development activities.

      Pre-development expenses increased by $3.6 million in the second quarter of 2004 as compared to the same quarter of 2003 due to efforts to complete the feasibility studies for San Bartolome and Kensington.

      Interest expense decreased in the second quarter of 2004 compared with the second quarter of 2003 to $0.7 million from $2.0 million as a result of a substantial reduction in the interest rates on the Company’s outstanding debt as a result of the completion, in the first quarter of 2004, of the Company’s debt restructuring program.

     Net Loss

      As a result of the aforementioned factors, the Company’s net loss amounted to $5.4 million, or $0.03 per share, in the second quarter of 2004 compared to a net loss of $4.1 million, or $0.03 per share, in the second quarter of 2003.

Six Months Ended June 30, 2004 Compared to Six Months Ended June 30, 2003

     Revenues

      Sales of metal in the six months ended June 30, 2004 increased by $1.4 million, or 3%, over the same period of 2003 to $56.0 million. The increase in product sales of metal is attributable to increased prices realized from gold and silver offset in part by a decrease in production sold and a reduction in revenues of $1.8 million related to a reduction in the recorded value of shipments pending settlement at the end of the period based upon current metal prices.

      In the six months ended June 30, 2004, the Company produced a total of 6.8 million ounces of silver and 50,000 ounces of gold, compared to 7.4 million ounces of silver and 62,800 ounces of gold in the six months ended June 30, 2003. In the six months ended June 30, 2004, the Company sold 6.6 million ounces of silver and 47,000 ounces of gold compared to 7.8 million ounces of silver and 68,000 ounces of gold for the same period in 2003. Realized silver and gold prices were $6.72 and $395 per ounce, respectively, in the six months ended June 30, 2004 compared to $4.66 and $341 in the comparable period of 2003.

      Interest and other income in the six months ended June 30, 2004 decreased by $0.7 million compared with the same period of 2003. The decrease was primarily due to, the closing of the Company’s gold forward sales position in the first quarter of 2004 which resulted in a charge to earnings of $0.9 million, offset in part by increased interest income from short-term investments.

     Costs and Expenses

      Production costs in the six months ended June 30, 2004 decreased by $3.6 million, or 10%, from the six months ended June 30, 2003 to $33.3 million. The decrease is the result of lower tonnage processed in the six months ended June 30, 2004 compared to the same period in 2003.

      The following tables present a reconciliation between cash costs per ounce and GAAP production costs reported in the Statement of Operations:

     Six months ended June 30, 2004

	Rochester	Silver Valley	Cerro Bayo	Total

Production of Silver (ounces)	2,627,301	1,861,944	2,271,092	6,760,337
Cash Costs per ounce	$ 5.06	$ 4.94	$ 2.85	$ 4.29

Total Cash Costs (thousands)	$13,298	$ 9,199	$ 6,471	$ 28,968
Add/(Subtract):
Third Party Smelting Costs	(421)	(2,680)	(2,944)	(6,045)
By-Product Credit	10,962	1,713	9,006	21,681
Deferred Stripping Adjustment	(65)	—	—	(65)
Change in Inventory	(7,935)	898	(4,186)	(11,223)

Production Costs	$15,839	$ 9,130	$ 8,347	$ 33,316

     Six months ended June 30, 2003

	Rochester	Silver Valley	Cerro Bayo	Total

Production of Silver (ounces)	2,443,046	2,296,467	2,625,202	7,364,715
Cash Costs per ounce	$ 5.28	$ 4.46	$ 0.54	$ 3.33

Total Cash Costs (thousands)	$12,900	$10,237	$ 1,412	$24,549
Add/(Subtract):
Third Party Smelting Costs	(366)	(2,882)	(3,021)	(6,269)
By-Product Credit	9,058	1,324	12,943	23,325
Deferred Stripping Adjustment	(161)	—	—	(161)
Change in Inventory	(3,832)	454	(1,175)	(4,553)

Production Costs	$17,599	$ 9,133	$10,159	$36,891

     Other Expenses

      Depreciation and amortization was $9.6 million in the six months ended June 30, 2004 compared with $9.7 million in the first six months of 2003.

      Administrative and general expenses increased in the six months ended June 30, 2004 compared to the same period in 2003 by $1.2 million due to an increase in financing activities.

      Exploration expenses increased by $2.8 million in the six months ended June 30, 2004 compared to the same period in 2003 as a result of the Company’s efforts to expand ore reserves at or near the existing mines and an increase in business development activities.

      Pre-development expenses increased by $4.9 million in the first six months of 2004 compared to the same period of 2003 due to the Company’s efforts to complete updated feasibility studies for San Bartolome and Kensington development projects.

      Interest expense decreased in the six months ended June 30, 2004 compared with the six months ended June 30, 2003 to $1.6 million from $4.0 million as a result of a substantial reduction in the interest rate on outstanding debt as a result of the completion, in the first quarter of 2004, of the Company’s debt restructuring program.

      During the six months ended June 30, 2003, the Company recorded a loss on the early retirement of debt of $28.2 million.

     Cumulative Effect of Accounting Change

      Effective with the first quarter of 2003, the Company changed the methodology used to recognize reclamation expense pursuant to Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations. Prior to 2003, the Company recognized a pro rata share of the future estimated reclamation liability on a units-of-production basis. After January 1, 2003, companies are required to recognize the full discounted estimated future reclamation liability and set up a corresponding asset to be amortized over the life of the mine on a units-of-production basis. The impact of this change was accounted for as a change in accounting principle in the first year of implementation and resulted in a charge of $2.3 million in the first quarter of 2003. (See “Critical Accounting Policies and Estimates — Reclamation and Remediation Costs” above.)

     Net Loss

      As a result of the aforementioned factors, the Company’s net loss amounted to $7.1 million, or $0.03 per share, in the six months ended June 30, 2004 compared to a net loss of $35.8 million, or $0.26 per share, in the same period of 2003.

Liquidity and Capital Resources

     Working Capital; Cash and Cash Equivalents

      The Company’s working capital at June 30, 2004, increased by $150.6 million to approximately $250.9 million compared to $100.3 million at December 31, 2003. The increase was primarily attributed to the increase in cash and cash equivalents and short-term investments proceeds occurring as a result of the issuance of $180 million of 1 1/4% Convertible Senior Notes due January 15, 2024. See “Management’s Discussion and Analysis — Issuance of 1 1/4% Convertible Senior Notes” below. The ratio of current assets to current liabilities was 13.1 to 1.0 at June 30, 2004 compared to 5.5 to 1.0 at December 31, 2003.

      Net cash used in operating activities in the six months ended June 30, 2004 was $7.1 million compared to net cash used in operating activities of $4.3 million in the six months ended June 30, 2003. The decrease in cash flow from operations is primarily due to increased inventory associated with the timing of concentrate shipments, an increase in heap leach inventory and increased expenditures on exploration and pre-development costs. Net cash used in investing activities in the first six months of 2004 was $49.0 million compared to net cash used in investing activities of $9.2 million in the prior year’s comparable period. The increase in cash used in investing activities primarily resulted from an increase in short-term investments purchased with the proceeds from the issuance of the 1 1/4% Notes issued in the first quarter of 2004. Net cash provided by financing activities was $158.6 million in the first six months of 2004, compared to $24.0 million provided in the first six months of 2003. The increase was primarily a result of $180 million of proceeds from the issuance of the 1 1/4% Convertible Senior Notes, offset in part by $9.6 million of retirement of long-term debt payment of $2.4 million on borrowings received under the

Company’s working capital facility and $7.6 million of debt issuance costs associated with the issuance of 1 1/4% Convertible Senior Notes due 2024. As a result of the above, cash and cash equivalents increased by $102.4 million in the first six months of 2004 compared to an increase of $10.4 million for the comparable period in 2003.

     Debt and Capital Resources

      The Company has improved its working capital position since December 31, 2003 by completing the issuance of the 1 1/4% Convertible Senior Notes. At June 30, 2004, the Company had $164.9 million of cash and approximately $12.0 million available under its working capital facility. Management therefore believes that its existing and available cash and cash flow from operations will allow it to meet its obligations for the next twelve months.

2004 Final Redemption of Remaining 7 1/4% Debentures

      On March 11, 2004 the Company redeemed the remaining outstanding $9.6 million principal amount of the Company’s 7 1/4% Convertible Subordinated Debentures due October 15, 2005.

Issuance of 1 1/4% Convertible Senior Notes

      On January 13, 2004 the Company completed its offering of $180 million aggregate principal amount of 1.25% Convertible Senior Notes due 2024 (the “1.25% Notes”). The 1.25% Notes are convertible into shares of Coeur common stock at a conversion rate of approximately 131.5789 shares of Coeur common stock per $1,000 principal amount of Notes, representing a conversion price of $7.60 per share. Interest on the notes is payable in cash at the rate of 1.25% per annum beginning July 15, 2004. The Company intends to use the proceeds of the offering for general corporate purposes, which may include the development of its Kensington gold project and its San Bartolome silver project, which are pending the completion of updated feasibility studies and final construction decisions. The Notes are general unsecured obligations, senior in right of payment to Coeur’s other indebtedness.

Subsequent Events

      On July 13, 2004 the Company announced that it has commenced mailing its tender offer documents to the shareholders of Wheaton River Minerals Ltd. (TSX:WRM, AMEX:WHT). In connection with its offer, Coeur has filed a Registration Statement on Form S-4 with the U.S. Securities and Exchange Commission. Under Coeur’s offer, the terms of which are available in the S-4 Registration Statement, Wheaton River shareholders may elect to receive for each share of Wheaton River common stock tendered:

•	Up to Cdn$5.47 in cash, subject to proration if Wheaton River shareholders request in the aggregate more than Cdn$570 million; or

•	0.796 shares of the Coeur common stock; or

•	0.796 exchangeable shares of a Canadian subsidiary of Coeur, which are exchangeable, upon the terms described in the offer documents, for common stock of Coeur on a one-for-one basis.

      The offer is subject to customary conditions, including: (i) the tendering of at least 66 2/3% of the issued and outstanding Wheaton River common shares; (ii) the approval by Coeur shareholders of certain terms of the transaction, including an amendment to Coeur’s certificate of incorporation to increase Coeur’s authorized capital and the issuance of shares of Coeur common stock in the transactions; (iii) receipt of all necessary regulatory approvals; and (iv) the absence of any material adverse change relating to Wheaton River. Coeur intends to solicit the requisite approval from its shareholders as soon as practicable.

      Coeur intends to pay the cash consideration in the offer to purchase and any subsequent acquisition transaction through a combination of available cash and the proceeds of a financing transaction with a major international investment bank. The financing transaction, which is conditioned on at least 66 2/3% of the outstanding Wheaton common shares being taken up under the offer to purchase, as well as other customary conditions, would entail the issuance of up to $225.0 million of 2% convertible debt securities due 2024 with an option to purchase an additional $50.0 million. The conversion price will be determined after Wheaton common shares are taken up under the offer to purchase and will be equal to the then trading price of Coeur common stock, subject to a per share minimum, following effectiveness of a planned holding company reorganization subject to Coeur shareholder approval effective immediately prior to consummation of the offer to purchase. The terms of the 2% debt securities will be similar to those of Coeur’s existing 1.25% senior convertible notes and will include a provision stating that the notes will be convertible during a particular quarter if Coeur’s common stock price for at least 20 trading days in the last 30 consecutive trading days in the preceding quarter is more than 120% of then effective conversion price. Coeur has executed a commitment letter and paid a customary fee in connection with this financing.

      Consummation of Coeur’s proposed acquisition of Wheaton River Minerals, which would become a wholly-owned subsidiary of Coeur, would have a very material impact on the combined companies’ operations and consolidated financial statements. Coeur’s above-referenced Form S-4 Registration Statement, which is accessible on the SEC’s Edgar website at www.sec.gov, contains extensive additional information regarding Coeur’s offer to purchase the outstanding shares of Wheaton River Minerals, including Coeur’s reasons for the proposed acquisition and source and amount of funds expected to finance such acquisition, as well as information regarding the operations and published financial statements of Wheaton River Minerals and the terms and consequences of the proposed acquisition.

APPENDIX D

CERTAIN FINANCIAL STATEMENTS OF

WHEATON RIVER MINERALS LTD.

NOTE

      The following information has been copied directly from the public filings of Wheaton. No modifications have been made to the presentation of financial statements as filed publicly by Wheaton. As of the date of this offer document, Wheaton has refused to meet with Coeur to discuss a combination of Wheaton and Coeur. The Offerors have not had access to the non-public books and records of Wheaton, and, although they have no reason to doubt the accuracy or completeness of Wheaton’s public filings, the Offerors are not in a position to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements. Wheaton’s auditors have consented to the inclusion herein of their audit report on Wheaton’s financial statements included herein. Coeur and Wheaton’s auditors undertook the procedures necessary to include such consent. However, such procedures did not enable the Offerors to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements.

REPORT OF INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS

To the Shareholders of

Wheaton River Minerals Ltd

      We have audited the accompanying consolidated balance sheets of Wheaton River Minerals Ltd as at December 31, 2003 and 2002, and the consolidated statements of operations, shareholders’ equity, and cash flows for each of the years in the three-year period ended December 31, 2003. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2003, in accordance with Canadian generally accepted accounting principles.

Independent Registered Chartered Accountants

Vancouver, British Columbia, Canada

February 27, 2004 (except for Note 21(b) for which the date is March 30, 2004)

COMMENTS BY INDEPENDENT REGISTERED CHARTERED ACCOUNTANTS ON

CANADA-UNITED STATES OF AMERICA REPORTING DIFFERENCE

      The standards of the Public Company Accounting Oversight Board (United States) require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the Company’s financial statements, such as the change described in Note 2(p) to the consolidated financial statements. Our report to the Shareholders, dated February 27, 2004 (except for Note 21(b) for which the date is March 30, 2004), is expressed in accordance with Canadian reporting standards which do not require a reference to such changes in accounting principles in the report of the Independent Registered Chartered Accountants when the change is properly accounted for and adequately disclosed in the consolidated financial statements.

Independent Registered Chartered Accountants

Vancouver, British Columbia

February 27, 2004 (except for Note 21 (b) for which the date is March 30, 2004)

WHEATON RIVER MINERALS LTD

CONSOLIDATED STATEMENTS OF OPERATIONS

Years Ended December 31

	Note	2003	2002	2001

		(US dollars and shares in thousands,
		except per share amounts)
Sales		$212,633	$34,693	$9,010

Cost of sales		91,954	19,355	5,452
Royalties		3,712	28	215
Depreciation and depletion		32,393	3,028	324
Reclamation		793	47	1,516

		128,852	22,458	7,507

Earnings from mining operations		83,781	12,235	1,503

Expenses and other income
General and administrative		9,654	6,329	2,516
Interest and finance fees		4,318	487	13
Exploration		1,875	2,126	340
Depreciation and amortization		1,778	108	25
Other (income) expense	4	(9,223)	(4,870)	9,188

		8,402	4,180	12,082

Earnings (loss) before the following		75,379	8,055	(10,579)
Equity in earnings of Minera Alumbrera Ltd	3(b)	7,324	—	—

Earnings (loss) before income taxes		82,703	8,055	(10,579)
Income tax expense	5	(25,044)	(2,453)	(154)

Net earnings (loss)		$57,659	$5,602	$(10,733)

Earnings (loss) per share
— Basic		$0.14	$0.04	$(0.18)

— Diluted		$0.13	$0.04	$(0.18)

Weighted-average number of shares outstanding
— Basic		412,035	137,327	60,075

— Diluted		439,214	143,227	61,186

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

CONSOLIDATED BALANCE SHEETS

At December 31

	Note	2003	2002

		(US dollars and shares
		in thousands)
ASSETS
Current
Cash and cash equivalents		$151,878	$22,936
Appropriated cash	12(v)	8,840	—
Marketable securities	6	1,142	1,543
Accounts receivable		31,824	5,617
Product inventory and stockpiled ore	7	16,726	156
Supplies inventory		10,083	3,300
Other		4,287	782

		224,780	34,334
Property, plant and equipment	8	583,911	110,896
Stockpiled ore	7	60,736	—
Future income taxes	5	7,211	5,613
Other	9	14,367	1,255

		$891,005	$152,098

LIABILITIES
Current
Accounts payable and accrued liabilities	10	$31,402	$9,796
Income taxes payable		1,062	116
Current portion of long-term debt	12	41,000	—
Other		3,832	—

		77,296	9,912
Long-term debt	12	81,423	—
Future income taxes	5	145,730	17,509
Provision for reclamation	13	19,604	11,271
Future employee benefits and other	14	10,834	5,352

		334,887	44,044

Shareholders’ Equity
Share purchase options	15	877	410
Contributed surplus		600	600
Share capital
Common shares
Authorized: unlimited shares, no par value;
Issued and outstanding: 533,697 (December 31, 2002 — 190,400)	15	505,090	115,152
Retained earnings (deficit)		49,551	(8,108)

		556,118	108,054

		$891,005	$152,098

Commitments (Note 18)

Approved by the Directors

(signed) Ian Telfer	(signed) Douglas Holtby
Director	Director

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Years Ended December 31

	Common Shares		Special Warrants		Share		Retained
					Purchase	Contributed	Earnings
	Shares	Amount	Warrants	Amount	Options	Surplus	(Deficit)	Total

	(US dollars, shares and warrants in thousands)
At January 1, 2001	52,729	$25,284	—	$—	$—	$572	$(2,977)	$22,879
Shares issued for royalty payments	900	356	—	—	—	—	—	356
Special warrants issued	—	—	11,000	3,456	—	—	—	3,456
Special warrants exercised	1,090	346	(1,090)	(346)	—	—	—	—
Share options exercised	1,989	437	—	—	—	—	—	437
Shares repurchased and cancelled	(107)	(51)	—	—	—	28	—	(23)
Share issue costs	—	(373)	—	—	—	—	—	(373)
Fair value of stock options issued to non-employees	—	—	—	—	317	—	—	317
Net loss	—	—	—	—	—	—	(10,733)	(10,733)

At December 31, 2001	56,601	25,999	9,910	3,110	317	600	(13,710)	16,316
Special warrants issued	—	—	110,000	82,068	—	—	—	82,068
Special warrants exercised	119,910	85,178	(119,910)	(85,178)	—	—	—	—
Share options exercised	1,355	411	—	—	—	—	—	411
Warrants exercised	3,450	2,010	—	—	—	—	—	2,010
Shares issued on acquisition of Luismin SA de CV	9,084	6,805	—	—	—	—	—	6,805
Share issue costs	—	(5,251)	—	—	—	—	—	(5,251)
Fair value of stock options issued to non-employees	—	—	—	—	93	—	—	93
Net earnings	—	—	—	—	—	—	5,602	5,602

At December 31, 2002	190,400	115,152	—	—	410	600	(8,108)	108,054
Share options exercised	6,621	5,431	—	—	—	—	—	5,431
Warrants exercised	9,602	5,192	—	—	—	—	—	5,192
Shares issued	327,074	402,266	—	—	—	—	—	402,266
Share issue costs, net of tax	—	(22,951)	—	—	—	—	—	(22,951)
Fair value of stock options issued to non-employees	—	—	—	—	467	—	—	467
Net earnings	—	—	—	—	—	—	57,659	57,659

At December 31, 2003	533,697	$505,090	—	$—	$877	$600	$49,551	$556,118

Shareholders’ Equity (Note 15)

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

CONSOLIDATED STATEMENTS OF CASH FLOWS

Years Ended December 31

	Note	2003	2002	2001

		(US dollars in thousands)
Operating Activities
Net earnings (loss)		$57,659	$5,602	$(10,733)
Reclamation expenditures		(1,854)	(685)	(304)
Cash distribution from Minera Alumbrera Ltd		12,610	—	—
Items not affecting cash
Depreciation, depletion and amortization		34,171	3,136	349
Provision for reclamation		793	47	1,516
Gain on sale of marketable securities	4	(2,095)	(3,593)	—
Equity in earnings of Minera Alumbrera Ltd		(7,324)	—	—
Future employee benefits		461	380	—
Future income taxes	5	24,281	2,606	—
Share purchase options	15	467	199	211
Property, plant and equipment written down		—	—	8,707
Other		920	(1,090)	322
Change in non-cash working capital	16	6,589	(2,241)	1,623

Cash generated by operating activities		126,678	4,361	1,691

Financing Activities
Bank loans	12	75,000	—	—
Repayment of long-term debt		(54,919)	—	—
Common shares issued	15	390,522	2,421	414
Common share and special warrant issue costs		(25,551)	(5,251)	(373)
Debt issue costs	12(iii)	(4,242)	—	—
Deferred gold put options	12(i)	(5,786)	—	—
Special warrants issued	15(a)	—	82,068	3,456

Cash generated by financing activities		375,024	79,238	3,497

Investing Activities
Proceeds on sale of marketable securities, net		4,013	6,169	—
Property, plant and equipment		(29,010)	(5,214)	(1,016)
Acquisition of Minera Alumbrera Ltd, net of cash acquired	3(b)	(224,356)	—	—
Acquisition of Peak Gold Mines Pty Ltd, net of cash acquired	3(b)	(34,187)	—	—
Acquisition of Los Filos and El Limón gold projects, net of cash acquired	3(c)	(89,223)	—	—
Acquisition of Luismin SA de CV, net of cash acquired	3(a)	—	(76,886)	—
Short-term money market instruments		—	13,013	(13,013)
Other		3	520	(457)

Cash applied to investing activities		(372,760)	(62,398)	(14,486)

Increase (decrease) in cash and cash equivalents		128,942	21,201	(9,298)
Cash and cash equivalents, beginning of year		22,936	1,735	11,033

Cash and cash equivalents, end of year		$151,878	$22,936	$1,735

Supplemental cash flow information	16

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Years Ended December 31 2003, 2002 and 2001
(US dollars)

1.	Description of Business and Nature of Operations

      Wheaton River Minerals Ltd (the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Mexico, Argentina and Australia and has ongoing exploration activities in Mexico and Australia. During 2002 it also carried on exploration activities in Canada. The Company is in the process of reclaiming the Golden Bear Mine in Canada, which ceased commercial production in 2001.

      On March 18, 2003 the Company acquired the Peak Mine in Australia and a 25% indirect interest in the Alumbrera Mine in Argentina (Note 3). On June 24, 2003 the Company acquired an additional 12.5% indirect interest in the Alumbrera Mine (Note 3). On October 31, 2003, the Company acquired the Los Filos gold project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project, both located in Mexico (Note 3). On January 9, 2004, the Company acquired the Amapari gold project in northern Brazil (Note 21).

2.	Summary of Significant Accounting Policies

(a)	Canadian generally accepted accounting principles

      These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Differences between Canadian and United States GAAP, which would have a material effect on these consolidated financial statements, are explained in Note 20.

(b)	Basis of presentation

      These consolidated financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries and investments at December 31, 2003 are listed below:

		Ownership		Operations and
Subsidiary	Location	Interest	Status	Development Projects Owned

Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos development project in Mexico
Peak Gold Mines Pty Ltd (“Peak”)	Australia	100%	Consolidated	Peak mine in Australia
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine in Argentina

(c)	Investment in Minera Alumbrera Ltd

      On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company’s share of earnings of Alumbrera have been included in the earnings of the Company since that date. On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera. As a result of this acquisition and acquisition of control of an intermediate holding company, the Company now has joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement and, therefore, the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards. On this basis, the Company records its 37.5% share of the assets, liabilities, revenues and expenses of Alumbrera in these consolidated financial statements.

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(d)	Use of estimates

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Significant areas where management’s judgment is applied are asset valuations, depreciation and depletion, income taxes, employee future benefits, contingent liabilities and provision for reclamation. Actual results could differ from those reported.

(e)	Foreign currency translation

      The Company’s functional and reporting currency is the United States dollar. Foreign currency monetary assets and liabilities are translated into United States dollars at the exchange rates prevailing at the balance sheet date. Non-monetary assets denominated in foreign currencies are translated using the rate of exchange at the transaction date. Foreign currency transactions are translated at the United States dollar rate prevailing on the transaction dates. Foreign exchange gains and losses are included in the determination of earnings.

(f)	Financial instruments

      The carrying values of cash and cash equivalents, appropriated cash, marketable securities, accounts receivable, accounts payable and accrued liabilities and long-term debt approximate their fair values.

      The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. Hedging gains or losses are recognized in sales when the hedged production is sold.

(g)	Revenue recognition

      Revenue from the sale of metals is recognized in the accounts when title and risk passes to the buyer, collection is reasonably assured and the price is reasonably determinable. Revenue from the sale of metals may be subject to adjustment upon final settlement of estimated metal prices, weights and assays. Adjustments to revenue for metal prices are recorded monthly and other adjustments are recorded on final settlement. Refining and treatment charges are netted against revenue.

(h)	Exploration and development expenditures

      Significant property acquisition costs are capitalized. Exploration and development expenditures are expensed until a positive economic analysis has been completed that indicates the property is economically feasible. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

(i)	Income and resource taxes

      The provision for income and resource taxes is based on the liability method. Future taxes arise from the recognition of the tax consequences of temporary differences by applying enacted or substantively enacted tax rates applicable to future years to differences between the financial statement carrying amounts and the tax bases of certain assets and liabilities. The Company records a valuation allowance against any portion of those future income tax assets that it believes will, more likely than not, fail to be realized.

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(j)	Earnings per share

      Earnings per share calculations are based on the weighted average number of common shares and common share equivalents issued and outstanding during the year. Diluted earnings per share are calculated using the treasury method.

(k)	Cash and cash equivalents

      Cash and cash equivalents include cash, and those short-term money market instruments that are readily convertible to cash with an original term of less than 91 days.

(l)	Short-term money market instruments

      Short-term money market instruments are those which are due within one year but have an original term of greater than 90 days.

(m)	Marketable securities

      Marketable securities are carried at the lower of cost and market value.

(n)	Inventories

      Product inventory is valued at the lower of average cost and net realizable value. Inventories of supplies are valued at the lower of average cost and replacement cost net of a provision for obsolescence. Inventories at December 31, 2003 included an obsolescence provision of $162,000 (2002 — $441,000).

(o)	Property, plant and equipment

      Property, plant and equipment are recorded at cost. Significant costs related to property acquisitions including undeveloped mineral interests are capitalized until the viability of the mineral interest is determined. When it has been established that a mineral deposit is commercially mineable and a decision has been made to prepare a mining plan (which occurs upon completion of a positive economic analysis of the mineral deposit), the development costs subsequently incurred are capitalized. Major development expenditures incurred to expose the ore, increase production or extend the life of an existing mine are capitalized. Capitalized costs are written down to their estimated recoverable amount if the properties are determined to be uneconomic or are placed for sale.

      Interest and finance costs relating to the construction of plant and equipment are capitalized prior to the commencement of commercial production of a new mine.

      Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves. Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

      Evaluations of the carrying values of each operation and development property are undertaken in each reporting period to determine if estimated undiscounted future net cash flows are less than the carrying value. Estimated undiscounted future net cash flows are calculated using estimated production sales prices and operating costs, capital costs and reclamation and closure costs. If it is determined that the future net cash flows from an operation or development property are less than the carrying value then a write-down is recorded with a charge to operations.

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(p)	Provision for reclamation and closure

      On January 1, 2003 the Company adopted the standard of the CICA handbook, Asset Retirement Obligations, which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine. The effect of the change has no material impact on the Company’s consolidated financial statements.

      Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements. The fair value of the estimated reclamation and closure expenses for Luismin, Peak, Alumbrera and Los Filos were recorded as a liability on acquisition. Fair value was determined as the discounted future cash expenditures. Golden Bear Mine estimated reclamation and closure expenses have been fully accrued at December 31, 2003.

(q)	Share option plan

      As of January 1, 2002, the Company adopted the standard of the CICA handbook, Stock-Based Compensation and Other Stock-Based Payments, which has been applied prospectively. All stock-based awards made to non-employees are recognized and measured using the fair value based method at the date of grant. For stock options granted to employees, the Company has adopted the disclosure only provisions whereby pro forma net income and pro forma earnings per share are disclosed as if the fair value based method of accounting had been applied. The Company uses the Black-Scholes model to estimate fair value.

      Effective January 1, 2004, the Company will adopt the changes to CICA Handbook Section, “Stock-based Compensation and other Stock-based Payments”, whereby all stock options granted are accounted for under the fair value based method.

(r)	Future employee benefits

      Seniority premiums, to which some employees are entitled upon termination of employment after 15 years of service, as well as the obligations under the Company’s non-contributory retirement plan for employees, are recognized as expenses of the years in which the services are rendered. This is completed through contributions to an irrevocable trust fund and the establishment of accruals, based on actuarial studies made by independent actuaries.

3. Acquisitions

(a)	Luismin SA de CV

      On June 19, 2002 the Company acquired all of the outstanding shares of Luismin. Under the purchase agreement, the Company acquired Luismin for $55,160,000 in cash and 9,084,090 common shares of the Company. The Company also advanced $19,840,000 to Luismin to repay its outstanding bank debt. The Company incurred acquisition costs of $3,266,000. As part of the purchase consideration, a contingent payment of 11,355,113 of the Company’s common shares was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June  19, 2004. On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003. As a result, the carrying value of property, plant and equipment has been increased by $32,893,000, future income tax liability has been increased by $10,526,000 and share capital has been increased by $22,367,000, the fair value of the shares on September 29, 2003.

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      This acquisition has been accounted for using the purchase method and results from Luismin’s operations have been included in the Company’s results of operations from June 19, 2002. The allocation of the purchase price is summarized in the table below:

(In thousands)

Purchase price:
Cash	$55,160
Cash advanced to repay Luismin bank debt	19,840
Shares issued	29,172
Acquisition costs	3,266

$107,438

Net assets acquired:
Cash	$1,380
Non-cash working capital	(1,888)
Property, plant and equipment	145,696
Provision for reclamation and closure	(9,072)
Future employee benefits	(7,504)
Future income tax assets	6,500
Future income tax liabilities	(27,674)

$107,438

(b)	Minera Alumbrera Ltd and Peak Gold Mines Pty Ltd

      On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera and a 100% interest in Peak from Rio Tinto Ltd. The acquisition of the 25% interest in Alumbrera was through intermediate holding companies with assets relating solely to the investment in Alumbrera. The purchase price for Alumbrera and Peak totaled $214,227,000 including acquisition costs. Alumbrera and Peak operate gold and copper mines located in Argentina and Australia, respectively.

      On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera from Rio Algom Ltd (“Rio Algom”, a subsidiary of BHP Billiton Ltd) for a purchase price of $90,156,000 including acquisition costs. This purchase price was satisfied by a cash payment of $65,000,000, a promissory note due to Rio Algom in the amount of $25,000,000 (Note 12 (iv)) and acquisition costs paid of $156,000. As a result of the acquisition of an additional 12.5% indirect interest in Alumbrera and acquisition of control of an intermediate holding company, the Company obtained joint control over Alumbrera through certain matters requiring unanimous consent in the shareholders’ agreement.

(i) Minera Alumbrera Ltd

      The acquisition of the 37.5% interest in Alumbrera has been accounted for using the purchase method and the results of Alumbrera have been included in the earnings of the Company as follows: 25% interest on an equity basis from date of acquisition, March 18, 2003, to June 23, 2003 and 37.5% interest on a proportionate consolidation basis from June 24, 2003 onwards. The total purchase price was $270,459,000

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

including acquisition costs. The allocation of the purchase price as at June 24, 2003 is summarized in the table below.

(In thousands)

Purchase price:
Acquisition of 25% interest, effective March 18, 2003
Cash paid	$180,000
Acquisition costs	303
Equity in earnings — March 18 — June 23, 2003	7,324
Cash distribution received	(11,210)

176,417
Acquisition of additional 12.5% interest, effective June 24, 2003
Cash paid	65,000
Promissory note (Note 12(iv))	25,000
Acquisition costs	156
Cash distribution received	(1,400)

$265,173

Net assets acquired:
Cash	$21,103
Appropriated cash	8,763
Non-cash working capital	36,835
Property, plant and equipment	269,409
Other	58,376
Provision for reclamation and closure	(4,918)
Future income tax liabilities	(47,053)
Long-term debt	(77,342)

$265,173

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(ii) Peak Gold Mines Pty Ltd

      The acquisition of 100% of Peak has been accounted for using the purchase method and the results of Peak’s operations have been included in the Company’s results of operations from March 18, 2003. The allocation of the purchase price is summarized in the table below.

(In thousands)

Purchase price:
Cash paid	$33,583
Acquisition costs	341

$33,924

Net assets acquired:
Cash	$(263)
Non-cash working capital	4,791
Property, plant and equipment	34,219
Other non-current assets	422
Provision for reclamation and closure	(4,145)
Other non-current liabilities	(1,100)

$33,924

(c)	Los Filos and El Limón gold development projects

      On October 31, 2003, the Company acquired a 100% interest in the Los Filos gold development project, together with a 21.2% interest (of which 14% is a carried interest) in the El Limón gold project from Teck Cominco Limited and Miranda Mining Corporation. Both projects are located in Mexico. The purchase price was $89,486,000 including acquisition costs. The acquisition has been accounted for using the purchase method and the preliminary allocation of the purchase price is summarized in the table below.

(In thousands)

Purchase price:
Cash paid	$87,020
Acquisition costs	2,466

$89,486

Net assets acquired:
Cash	$263
Property, plant and equipment	137,780
Future income tax assets	922
Non-cash working capital	(1,080)
Provision for reclamation and closure	(1,000)
Future income tax liabilities	(47,399)

$89,486

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

4.	Other Income (Expense)

	2003	2002	2001

	(In thousands)
Other income is comprised of:
Interest income	$1,591	$480	$561
Gain on sale of marketable securities	2,095	3,593	—
Foreign exchange gain (loss)	6,774	(71)	230
Other	(1,237)	868	(1,272)
Property, plant and equipment written down	—	—	(8,707)

	$9,223	$4,870	$(9,188)

      In 2001 the Company recognised an impairment of $8,707,000 in the carrying value of Bellavista, George Lake and Red Mountain projects.

5.	Income Taxes

	2003	2002	2001

	(In thousands)
Current income tax expense (recovery)	$763	$(153)	$154
Future income tax expense	24,281	2,606	—

	$25,044	$2,453	$154

      Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

	2003	2002	2001

	(In thousands)
Earnings (loss) before income taxes	$82,703	$8,055	$(10,579)
Canadian federal and provincial income tax rates	37.6%	39.6%	44.6%

Income tax expense (recovery) based on above rates	31,113	3,190	(4,718)
Increase (decrease) in income taxes due to:
Lower effective tax rates on earnings of foreign subsidiaries	(4,941)	(578)	—
Tax included in equity earnings of Minera Alumbrera Ltd	(3,139)	—	—
Non-deductible expenditures	1,196	—	—
Valuation allowance	508	—	(121)
Resource and other taxes	—	(153)	154
Property, plant and equipment written down	—	—	5,464
Resource allowance	—	—	(625)
Other	307	(6)	—

	$25,044	$2,453	$154

      At December 31, 2003, the Company had non-capital losses available for tax purposes in Canada of $15,210,000 that expire from 2007 to 2010 and $33,490,000 that expire from 2004 to 2013 in foreign jurisdictions.

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      At December 31, 2003, the Company had capital losses in Canada in the amount of $11,014,000 to be carried forward indefinitely and applied to future capital gains.

      The components of future income taxes are as follows:

	2003	2002

	(In thousands)
Future income tax assets
Non-capital losses	$13,985	$13,187
Deductible temporary differences and other	14,948	12,932

Value of future income tax assets	28,933	26,119
Recoverable asset taxes	953	523
Valuation allowance	(4,411)	(6,797)

Future income tax assets	25,475	19,845
Future income tax liabilities
Total taxable temporary differences	(163,994)	(31,741)

Future income tax liabilities, net	$(138,519)	$(11,896)

Disclosed on the Consolidated Balance Sheets as:
Future income tax assets	$7,211	$5,613
Future income tax liabilities	(145,730)	(17,509)

Future income tax liabilities, net	$(138,519)	$(11,896)

6.	Marketable Securities

	2003	2002

	(In thousands)
Marketable securities at market values	$1,702	$3,151

7.	Product Inventory and Stockpiled Ore

	2003	2002

	(In thousands)
Stockpiled ore	$62,174	$—
Work in process	2,891	—
Finished goods	12,397	156

	77,462	156
Less: non-current stockpiled ore	60,736	—

	$16,726	$156

      Non-current stockpiled ore is primarily comprised of lower grade ore at Alumbrera, which will be processed later in the mine life. This inventory is valued at the lower of cost and net realizable value.

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	Property, Plant and Equipment

	2003			2002

		Accumulated			Accumulated
	Cost	Depletion	Net	Cost	Depletion	Net

	(In thousands)
Mineral properties
Luismin mines, Mexico	$120,736	$(6,070)	$114,666	$77,646	$(1,958)	$75,688
Peak mine, Australia	25,672	(2,518)	23,154	—	—	—
Alumbrera mine, Argentina	27,142	(2,091)	25,051	—	—	—

	173,550	(10,679)	162,871	77,646	(1,958)	75,688

Plant and equipment
Luismin mines, Mexico	42,519	(3,334)	39,185	34,280	(1,152)	33,128
Peak mine, Australia	17,726	(1,736)	15,990	—	—	—
Alumbrera mine, Argentina	246,559	(20,553)	226,006	—	—	—
Corporate, Canada	456	(261)	195	440	(198)	242

	307,260	(25,884)	281,376	34,720	(1,350)	33,370

Properties under development
Los Filos project, Mexico	93,691	—	93,691	—	—	—
El Limón project, Mexico	42,161	—	42,161	—	—	—
San Pedrito project, Mexico	3,667	—	3,667	1,838	—	1,838
Other	145	—	145	—	—	—

	139,664	—	139,664	1,838	—	1,838

	$620,474	$(36,563)	$583,911	$114,204	$(3,308)	$110,896

      Effective August 1, 2003 the Company sold the La Guitarra Mine in Mexico to Genco Resources Ltd (“Genco”) for shares and cash totaling $5,000,000. Consideration received on closing was 1,380,315 shares of Genco with a fair value of $1,000,000 and a promissory note for $4,000,000 to be repaid over eight years in cash or equivalent shares of $500,000 per annum. Due to uncertainty surrounding the collectibility of the promissory note, the repayment of the note will be recorded in operations when received.

9.	Other Non-Current Assets

	Note	2003	2002

	(In thousands)
Deferred gold put options	12(i)	$5,786	$—
Deferred debt issue costs	12(iii)	3,497	—
Other		5,084	1,255

		$14,367	$1,255

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Accounts Payable and Accrued Liabilities

	2003	2002

	(In thousands)
Accounts payable trade	$15,198	$4,032
Accrued liabilities	6,709	2,137
Accrued employee benefits	2,814	1,419
Customer payment in advance	3,396	—
Other	3,285	2,208

	$31,402	$9,796

11.	Bank Credit Line

      The Company has an Aus$5,000,000 ($3,750,000), unsecured, revolving working capital facility for its Peak Mine operations of which $nil was drawn down at December 31, 2003. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

12.	Long-Term Debt

	2003	2002

	(In thousands)
Corporate debt
Term loan(i)	$45,000	$—
Revolving working capital facility(ii)	—	—

Total bank indebtedness(iii)	45,000	—
Promissory note(iv)	19,443	—

	64,443	—
Project debt
Share of Alumbrera project debt(v)	57,980	—

	122,423	—
Less: current portion	41,000	—

	$81,423	$—

(i)	The bank term loan bears interest at LIBOR plus 2.75% and has a maturity date of June 30, 2007. Principal repayments are due on a six monthly basis, commencing December 31, 2003, and are comprised of (a) a minimum amount ($5,000,000 every six months, increasing to $7,500,000 on December 31, 2005); plus (b) 25% of the excess of the Company’s consolidated net cash flows over the consolidated debt service for the period. The Company may repay the term loan prior to maturity without penalty.

During the year, the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the gold price. At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%. During the year, the effective rate amounted to 5.8%.

Also during the year, under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008.

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

The cost of $5,786,000 has been deferred and will be amortized against income as the options expire or are exercised. The fair value of these put options at December 31, 2003 is $2,030,000.

(ii)	The bank revolving working capital facility bears interest at LIBOR plus 3% and may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, thereupon reduced to $15,000,000 until maturity date, June 30, 2008.

(iii)	The bank indebtedness is secured by corporate guarantees of Luismin and Peak. Debt issue costs of $4,242,000 have been deferred and are being amortized to earnings over the term of the debt. An amount of $745,000 has been amortized to December 31, 2003.

(iv)	The promissory note is due to Rio Algom, bears interest at LIBOR plus 2% and has a maturity date of May 30, 2005. The note is secured by the Company’s 12.5% indirect interest in Alumbrera acquired during June 2003 from Rio Algom. Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired from Rio Algom. The promissory note is redeemable prior to maturity without penalty.

(v)	The Alumbrera project debt was incurred to finance the construction and operation of the Alumbrera Mine. The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997. The Company’s share of the remaining balance outstanding at December 31, 2003 is $57,980,000 of which $26,400,000 is current. There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets. The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

Under the project debt agreement, Alumbrera is required to maintain a Senior Debt Reserve Account in a segregated offshore trust account which is used to set aside funds for the servicing of upcoming, scheduled long-term debt repayments. The Company’s 37.5% interest in these funds is disclosed in these financial statements as appropriated cash and at December 31, 2003 amounted to $8,840,000.

(vi)	Scheduled minimum repayments of the Company’s long-term debt are as follows:

	Corporate	Project	Total

	(In thousands)
2004	$14,600	$26,400	$41,000
2005	31,943	26,400	58,343
2006	15,000	5,180	20,180
2007	2,900	—	2,900

	$64,443	$57,980	$122,423

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

13.	Provision for Reclamation and Closure

(In thousands)

At January 1, 2002	$3,831
Reclamation expenditures	(685)
Provision for reclamation	47
Amounts acquired	9,072
Disposition of liability	(1,068)
Other	74

At December 31, 2002	11,271
Reclamation expenditures	(1,854)
Provision for reclamation	793
Amounts acquired	10,063
Disposition of liability	(830)
Other	161

At December 31, 2003	$19,604

      The total undiscounted amount of estimated cash flows required to settle the obligations is $29,030,000 (2002 — $13,400,000), which has been discounted using discount rates ranging from 5-7%. Reclamation obligations at the Golden Bear mine of $1,315,000 are expected to be paid over the next two years and will be funded primarily from reclamation deposits on hand. Certain obligations at Luismin amounting to $5,500,000 will be paid over the next three years and will be funded from operating cash flows. The remainder of the obligations are not expected to be paid within the foreseeable future and will be funded from operating cash flows at the time.

14.	Future Employee Benefits and Other

	2003	2002

	(In thousands)
Defined benefit pension plan	$2,796	$3,008
Deferred employee profit sharing	5,549	2,344
Other	2,489	—

	$10,834	$5,352

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company has a defined benefit pension plan for certain Mexican employees. Information on this plan is as follows:

	2003	2002	2001

	(In thousands)
Change in plan assets
Fair value of plan assets, beginning of year	$228	$—	$—
Increase due to acquisition of Luismin (Note 3)	—	180	—
Actual return on plan assets	16	70	—
Benefits paid	—	(14)	—
Contributions	463	—	—
Foreign exchange rate changes	(34)	(8)	—

Fair value of plan assets, end of year	$673	$228	$—

Projected benefit obligation
Benefit obligations, beginning of year	$3,147	$—	$—
Increase due to acquisition of Luismin (Note 3)	—	3,029	—
Service cost	259	149	—
Benefits paid	—	(14)	—
Interest cost	244	135	—
Foreign exchange rate changes	(257)	(123)	—
Plan amendment/past service cost	649	—	—
Actuarial (gain) loss	62	(29)	—

Benefit obligations, end of year	$4,104	$3,147	$—

Excess of projected benefit obligation over plan assets	$3,431	$2,919	$—
Unamortized past service costs	(649)	—	—
Unamortized net actuarial gain	14	89	—

Accrued net pension liability	$2,796	$3,008	$—

Employee future benefits expense
Service cost	$259	$149	$—
Interest cost	244	135	—
Expected return on assets	(25)	(8)	—

Net expense	$478	$276	$—

Significant assumptions used
Discount rate	9%	9%	—
Expected long-term rate of return on plan assets	9%	9%	—
Rate of compensation increase	6%	6%	—
Estimated average remaining service life	12 years	11 years	—

      The Company has a defined contribution pension plan for certain Australian employees. The current service cost for 2003 was $552,000 (2002 — $nil; 2001 — $nil).

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	Shareholders’ Equity

(a)	Shares issued

      In May 2001 the Company completed a private placement of 11,000,000 special warrants at a price of Cdn$0.50 per special warrant (Cdn$0.55 for persons associated with the Company) for gross proceeds of $3,456,000. Each special warrant was exchangeable, for no additional consideration, into one common share and one common share purchase warrant. Each share purchase warrant was exercisable into one common share at a price of Cdn$0.75 per share until May 23, 2003. The Company committed to spend $1,052,000 of these proceeds on exploration eligible for flow-through expenditures and these expenditures were subsequently made in 2002. In 2002 and 2001, special warrants in the amounts of 9,910,000 and 1,090,000 respectively were converted to shares and share purchase warrants.

      In May 2002 the Company completed a private placement to finance the Luismin purchase (Note 3) whereby 110,000,000 special warrants were issued at a price of Cdn$1.15 per special warrant for total proceeds of $82,068,000. Each special warrant entitled the holder to acquire, without further payment, one common share of the Company and one-half of one common share purchase warrant. Each whole common share purchase warrant entitles the holder to acquire one common share of the Company at a price of Cdn$1.65 per share for a period of five years following the closing. The special warrants were subsequently converted to shares and share purchase warrants during 2002.

      In February 2003, the Company issued and sold 230,000,000 subscription receipts at Cdn$1.45 per subscription receipt by way of a private placement for gross proceeds of $217,952,000 (Cdn$333,500,000) less agents’ commissions and expenses of $15,934,000. Each subscription receipt was subsequently converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007. The proceeds from this private placement were used to finance the acquisition of a 25% indirect interest in Alumbrera and 100% of Peak.

      In August 2003 the Company issued and sold 47,619,049 units at Cdn$2.10 per unit for gross proceeds of $72,457,000 (Cdn$100,000,000) less agents’ commissions and expenses of $4,514,000. Each unit was subsequently converted into one common share and one half of one Series “B” common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

      In October 2003 the Company issued and sold 38,100,000 units of the Company at Cdn$3.15 per unit for gross proceeds of $89,490,000 (Cdn$120,015,000) less agent’s commissions and expenses of approximately $5,103,000. Each unit was subsequently converted into one common share and one half of one Series “B” common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$3.10 before August 25, 2008.

      In October 2003, 11,355,113 of the Company’s common shares were issued as further consideration for Luismin (Note 3).

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(b)	Warrants

      A summary of the Company’s warrants at December 31, 2003, 2002, and 2001 and the changes for the years ending on those dates is presented below:

		Weighted
	Warrants	Average Exercise
	Outstanding	Price (Cdn$)

At January 1, 2001	2,000,000	$1.00
Issued on exercise of special warrants	1,090,000	0.75

At December 31, 2001	3,090,000	0.91
Issued on exercise of special warrants	64,909,997	1.51
Exercised	(3,450,000)	0.89

At December 31, 2002	64,549,997	1.52
Issued in connection with issuance of shares	100,359,522	2.27
Exercised	(9,601,400)	0.76

At December 31, 2003	155,308,119	$2.05

      The following table summarizes information about the warrants outstanding at December 31, 2003:

	Warrants	Exercise Price
Expiry Date	Outstanding	(Cdn$)

May 30, 2007	112,461,095	$1.65
August 25, 2008	42,847,024	3.10

	155,308,119

(c)	Share purchase options

      The Company has established a share purchase option plan whereby the Company’s directors may from time to time grant options to directors, employees or consultants. The maximum term of any option may be ten years, but generally options are granted for five years or less. The exercise price of an option is not less than the closing price on the Toronto Stock Exchange on the last trading day preceding the grant date. At December 31, 2003 there were 2,057,566 (2002 — 4,818,000) options available for grant under the plan.

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      A summary of the Company’s options at December 31, 2003, 2002 and 2001 and the changes for the years ending on those dates is presented below:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price (Cdn$)

At January 1, 2001	5,194,263	$0.49
Granted	5,342,058	0.50
Exercised	(1,988,520)	0.35
Expired	(1,900,800)	0.47
Forfeited	(528,487)	0.86

At December 31, 2001	6,118,514	0.52
Granted	3,646,000	1.16
Exercised	(1,355,224)	0.53
Expired	(20,400)	0.29
Forfeited	(130,000)	1.08

At December 31, 2002	8,258,890	0.79
Granted	22,965,000	2.20
Exercised	(6,620,694)	1.09
Forfeited	(132,333)	1.24

At December 31, 2003	24,470,863	$2.03

      The following table summarizes information about the options outstanding at December 31, 2003:

		Weighted	Weighted		Weighted	Weighted
		Average Exercise	Average		Average Exercise	Average
		Price of Options	Remaining		Price of Options	Remaining Life
Exercise	Options	Outstanding	Contractual	Options	Exercisable	of Options
Prices (Cdn$)	Outstanding	(Cdn$)	Life	Exercisable	(Cdn$)	Exercisable

$0.35 to $0.86	2,221,202	$0.53	1.6 years	2,221,202	$0.53	1.6 years
$1.10 to $1.92	13,379,661	1.47	3.7 years	12,491,667	1.49	3.7 years
$3.25	8,870,000	3.25	4.9 years	8,870,000	3.25	4.9 years

	24,470,863	$2.03	4.0 years	23,582,869	$2.06	4.0 years

      Share purchase options with a fair value of $467,000 were granted to non-employees in 2003 (2002 — $93,000; 2001 — $317,000). The compensation expense (2003 — $467,000; 2002 — $199,000; 2001 — $211,000) is charged to operations over the vesting period.

      The following table summarizes information about options granted during 2003:

		Share Purchase	Exercise Price
Date Granted	Expiry Date	Options Granted	(Cdn$)

February 2003	February 2006	4,445,000	$1.40
June 2003	June 2008	9,450,000	1.60
August 2003	August 2008	200,000	1.92
November 2003	November 2008	8,870,000	3.25

		22,965,000

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Pro forma compensation expense

      If the Company had included share purchase options granted to employees in the calculation of compensation expense, net earnings would be as follows:

	2003	2002	2001

	(In thousands, except
	per share amounts)
Net earnings (loss)	$57,659	$5,602	$(10,733)
Compensation expense of employees	(15,925)	(923)	(415)

Pro forma net earnings (loss)	$41,734	$4,679	$(11,148)

Pro forma basic and diluted earnings (loss) per share	$0.10	$0.03	$(0.19)

      Pro forma compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 60% (2002 — 70%; 2001 — 62%;), an annual risk free interest rate of 4% (2002 — 5%; 2001 — 5%) and expected lives of three years (2002 — five years). The weighted average fair value of options granted to directors, officers and employees during 2003 was $0.69 (2002 — $0.45; 2001 — $0.15).

16.	Supplemental Cash Flow Information

	Note	2003	2002	2001

		(In thousands)
Change in non-cash working capital
Accounts receivable		$12,235	$(516)	$(181)
Product inventory and stockpiled ore		(8,220)	501	1,314
Supplies inventory		(1,524)	130	65
Accounts payable and accrued liabilities		4,282	(2,098)	318
Income taxes payable		370	38	—
Other		(554)	(296)	107

		$6,589	$(2,241)	$1,623

Non-cash financing and investing activities
Promissory note issued	12(iv)	$25,000	$—	$—
Shares issued on acquisition of Luismin	3(a)	22,367	6,805	—
Shares issued on conversion of special warrants	15	—	85,178	346
Common shares issued to pay royalties		—	—	356
Marketable securities received on sale of property, plant and equipment		1,263	207	2,636
Operating activities included the following cash payments
Interest paid		$4,357	$120	$13
Income taxes paid		489	227	104

17.	Related Party Transactions

      Consulting and other expenses for 2003 of $2,288,000 (2002 — $1,512,000; 2001 — $373,000) were paid to corporations with directors in common and $nil (2002 — $nil; 2001 — $13,000) to a director of the Company. Restructuring expenses of $nil (2002 — $nil; 2001 — $80,000) were paid to corporations with common directors or ex-directors. Administration expenses for 2003 of $nil were recovered from companies

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

with directors in common (2002 — $10,000; 2001 — $32,000). All transactions with related parties have been recorded at the exchange amounts which approximate fair values.

      In connection with the private placement in May 2001, the Company entered into an agreement with Endeavour Financial Corporation (“Endeavour”). Corporations and persons associated with Endeavour purchased most of the private placement and Endeavour arranged the private placement. The original agreement was to May 2002 and has been subsequently extended on a monthly basis. The agreement requires the Company to pay $10,000 per month and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings. Two directors of Endeavour are directors of the Company.

18.	Commitments

      Commitments exist at Alumbrera and Peak for capital expenditures in 2004 of $2,132,000. The Company rents premises and leases equipment under operating leases that expire over the next nine years. Operating lease expense in 2003 was $2,154,000 (2002 — $880,000; 2001 — $125,000). Following is a schedule of future minimum rental and lease payments required:

(In thousands)

2004	$1,616
2005	831
2006	329
2007	204
2008	166

3,146
Thereafter	624

Total minimum payments required	$3,770

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

19.	Segmented Information

      The Company’s reportable operating and geographical segments are summarized in the table below. Information pertaining to Luismin, Los Filos and El Limón is reported as one segment, being “Mexico”. Combined statements of operations include the Company’s 37.5% interest in Alumbrera as if it had been proportionately consolidated at 25% from March 18 to June 23, 2003, and then at 37.5% from June 24, 2003.

	2003

	Mexico	Australia	Argentina	Corporate	Consolidated	Adjustments	Argentina	Combined

	(In thousands)
Statements of Operations
Sales	$66,251	$36,475	$109,907	$—	$212,633	$(109,907)	$142,141	$244,867

Cost of sales	34,422	24,301	33,231	—	91,954	(33,231)	45,795	104,518
Depreciation and depletion	6,242	4,254	21,897	—	32,393	(21,897)	29,589	40,085
Other	259	1,270	2,976	—	4,505	(2,976)	3,784	5,313

	40,923	29,825	58,104	—	128,852	(58,104)	79,168	149,916

Earnings from mining operations	25,328	6,650	51,803	—	83,781	(51,803)	62,973	94,951

General and administrative expenses	(4,816)	—	—	(4,838)	(9,654)	—	—	(9,654)
Interest and finance fees	(264)	(46)	(1,919)	(2,089)	(4,318)	1,919	(3,043)	(5,442)
Other (expenses) income	(1,665)	156	1,304	5,775	5,570	(1,304)	1,721	5,987
Equity in earnings of Minera Alumbrera Ltd	—	—	—	7,324	7,324	(7,324)	—	—

Earnings before income taxes	18,583	6,760	51,188	6,172	82,703	(58,512)	61,651	85,842
Income tax (expense) recovery	(7,781)	(1,483)	(15,356)	(424)	(25,044)	15,356	(18,495)	(28,183)

Net earnings	$10,802	$5,277	$35,832	$5,748	$57,659	$(43,156)	$43,156	$57,659

	2003

	Mexico	Australia	Argentina	Corporate	Consolidated

	(In thousands)
Balance Sheets
Cash and cash equivalents	$7,762	$521	$56,054	$87,541	$151,878
Other current assets	9,520	5,666	56,420	1,296	72,902
Property, plant and equipment	293,370	39,144	251,057	340	583,911
Other non-current assets	4,619	6,098	59,170	12,427	82,314

	$315,271	$51,429	$422,701	$101,604	$891,005

Current liabilities other than long-term debt	$10,932	$5,418	$18,345	$1,601	$36,296
Long-term debt	—	—	57,980	64,443	122,423
Other non-current liabilities	99,240	7,767	67,847	1,314	176,168
Inter-company balances	189,307	32,967	235,373	(457,647)	—
Shareholders’ equity	15,792	5,277	43,156	491,893	556,118

	$315,271	$51,429	$422,701	$101,604	$891,005

Capital asset expenditures	$15,780	$9,653	$3,411	$166	$29,010

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002			2001

	Mexico	Corporate	Consolidated	Corporate	Other	Consolidated

	(In thousands)
Statements of Operations
Sales	$34,693	$—	$34,693	$9,010	$—	$9,010

Cost of sales	19,355	—	19,355	5,452	—	5,452
Depreciation and depletion	3,028	—	3,028	324	—	324
Other	75	—	75	1,731	—	1,731

	22,458	—	22,458	7,507	—	7,507

Earnings from mining operations	12,235	—	12,235	1,503	—	1,503

General and administrative expenses	(3,899)	(2,430)	(6,329)	(2,516)	—	(2,516)
Interest and finance fees	(82)	(405)	(487)	(13)	—	(13)
Other (expenses) income	(653)	3,289	2,636	(3,252)	(6,301)	(9,553)

Earnings (loss) before income taxes	7,601	454	8,055	(4,278)	(6,301)	(10,579)
Income tax (expense) recovery	(2,611)	158	(2,453)	(154)	—	(154)

Net earnings (loss)	$4,990	$612	$5,602	$(4,432)	$(6,301)	$(10,733)

	2002

	Mexico	Corporate	Consolidated

	(In thousands)
Balance Sheets
Cash and cash equivalents	$6,223	$16,713	$22,936
Other current assets	9,064	2,334	11,398
Property, plant and equipment	110,654	$242	110,896
Other non-current assets	5,613	1,255	6,868

	$131,554	$20,544	$152,098

Current liabilities	$9,402	510	9,912
Other non-current liabilities	32,009	2,123	34,132
Inter-company balances	85,153	(85,153)	—
Shareholders’ equity	4,990	103,064	108,054

	$131,554	$20,544	$152,098

Capital asset expenditures	$4,681	$533	$5,214

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

20.	Differences in Generally Accepted Accounting Principles Between Canada and The United States

      These financial statements are prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”). The differences between Canadian GAAP and accounting principles generally accepted in the United States (“US GAAP”) as they relate to these financial statements are summarized below:

	2003

		Alumbrera
	Canadian	Equity	US GAAP
	GAAP	Adjustment(a)	Adjustments		US GAAP

	(In thousands, except per share amounts)
Consolidated Statements of Operations
Sales	$212,633	$(109,907)	$—		$102,726

Cost of sales	91,954	(33,231)	—		58,723
Depreciation and depletion	34,171	(21,897)	3,548	(c)	15,822
Royalties and reclamation	4,505	(2,976)	—		1,529
General and administrative expenses	9,654	—	—		9,654
Other income	(7,348)	1,304	—		(6,044)

	132,936	(56,800)	3,548		79,684

Earnings from operations	79,697	(53,107)	(3,548)		23,042
Interest and finance fees	(4,318)	1,919	—		(2,399)
Loss on derivative instruments	—	—	(2,121	)(e)	(2,121)
Equity in earnings of Minera Alumbrera Ltd	7,324	35,832	(1,615	)(e)	41,541

Earnings before income taxes	82,703	(15,356)	(7,284)		60,063
Income tax (expense) recovery	(25,044)	15,356	1,678	(d)	(8,010)

Net earnings	$57,659	$—	$(5,606)		$52,053

Marketable securities	—	—	(1,048	)(b)	(1,048)

Comprehensive income	$57,659	$—	$(6,654)		$51,005

Earnings per share — basic	$0.14				$0.13

Earnings per share — diluted	$0.13				$0.12

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2002

		Alumbrera
	Canadian	Equity	US GAAP		US
	GAAP	Adjustment(a)	Adjustments		GAAP

	(In thousands, except per share amounts)
Consolidated Statements of Operations
Sales	$34,693	$—	$—		$34,693

Cost of sales	19,355	—	—		19,355
Depreciation and depletion	3,136	—	1,166	(c)	4,302
Royalties and reclamation	75	—	—		75
General and administrative expenses	6,329	—	—		6,329
Other income	(2,744)	—	—		(2,744)

	26,151	—	1,166		27,317

Earnings from operations	8,542	—	(1,166)		7,376
Interest and finance fees	(487)	—	—		(487)

Earnings before income taxes	8,055	—	(1,166)		6,889
Income tax expense	(2,453)	—	373	(d)	(2,080)

Net earnings	$5,602	$—	$(793)		$4,809

Marketable securities	—	—	1,247	(b)	1,247

Comprehensive income	$5,602	$—	$454		$6,056

Earnings per share — basic	$0.04				$0.04

Earnings per share — diluted	$0.04				$0.03

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2001

		Alumbrera
	Canadian	Equity	US GAAP
	GAAP	Adjustment(a)	Adjustments		US GAAP

	(In thousands, except per share amounts)
Consolidated Statements of Operations
Sales	$9,010	$—	$—		$9,010

Cost of sales	5,452	—	—		5,452
Depreciation and depletion	349	—	—		349
Royalties and reclamation	1,731	—	—		1,731
General and administrative expenses	2,516	—	—		2,516
Other expenses	9,528	—	589	(f,j)	10,117

	19,576	—	589		20,165

Loss from operations	(10,566)	—	(589)		(11,155)
Interest and finance fees	(13)	—	—		(13)
Gain on derivative instruments	—	—	143	(e)	143

Loss before income taxes	(10,579)	—	(446)		(11,025)
Income tax expense	(154)	—	(4	)(d)	(158)

Net loss	$(10,733)	$—	$(450)		$(11,183)

Marketable securities	—	—	346	(b)	346
Foreign exchange translation adjustment	—		(1,226	) (j)	(1,226)

Comprehensive loss	$(10,733)	$—	$(1,330)		$(12,063)

Loss per share — basic and diluted	$(0.18)				$(0.19)

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003

		Alumbrera
	Canadian	Equity	US GAAP
	GAAP	Adjustment(a)	Adjustments		US GAAP

	(In thousands)
Consolidated Balance Sheets
Cash and cash equivalents	$151,878	$(56,054)	$—		$95,824
Accounts receivable (net of $89 allowance)	31,824	(25,129)	—		6,695
Other current assets	41,078	(31,291)	560	(b)	10,347

Total Current Assets	224,780	(112,474)	560		112,866
Property, plant and equipment	583,911	(251,057)	(4,714	) (c)	328,140
Investment in Minera Alumbrera Ltd	—	278,529	(1,615	) (e)	276,914
Other non-current assets	82,314	(59,170)	(2,121	) (e)	21,023

Total Assets	$891,005	$(144,172)	$(7,890)		$738,943

Current liabilities other than long-term debt	$36,296	$(18,345)	$—		$17,951
Current portion of long-term debt	41,000	(26,400)	—		14,600

Total Current Liabilities	77,296	(44,745)	—		32,551
Long-term debt	81,423	(31,580)	—		49,843
Other non-current liabilities	176,168	(67,847)	(2,051	) (d)	106,270

Total Liabilities	334,887	(144,172)	(2,051)		188,664
Total Shareholders’ equity	556,118	—	(5,839)		550,279

Total Liabilities and Shareholders’ Equity	$891,005	$(144,172)	$(7,890)		$738,943

	2002

		Alumbrera
	Canadian	Equity	US GAAP
	GAAP	Adjustment(a)	Adjustments		US GAAP

	(In thousands)
Consolidated Balance Sheets
Cash and cash equivalents	$22,936	$—	$—		$22,936
Accounts receivable (net of $73 allowance)	5,617	—	—		5,617
Other current assets	5,781	—	1,608	(b)	7,389

Total Current Assets	34,334	—	1,608		35,942
Property, plant and equipment	110,896	—	(1,166	) (c)	109,730
Other non-current assets	6,868	—	—		6,868

Total Assets	$152,098	$—	$442		$152,540

Total Current Liabilities	$9,912	$—	$—		$9,912
Other non-current liabilities	34,132	—	(373	)(d)	33,759

Total Liabilities	44,044	—	(373)		43,671
Total Shareholders’ equity	108,054	—	815		108,869

Total Liabilities and Shareholders’ Equity	$152,098	$—	$442		$152,540

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

					Share Purchase		Share
	Common Shares		Special Warrants		Warrants		Purchase			Retained
							Options	Contributed	Comprehensive	Earnings
	Shares	Amount	Warrants	Amount	Warrants	Amount	Amount	Surplus	Income	(Deficit)	Total

	(dollars, shares and warrants in thousands)
Consolidated Statements of Shareholders’ Equity
At January 1, 2001	52,729	$28,410	—	—	2,000	$242	$80	$675	$(607)	$(4,352)	$24,448
Shares issued for royalty payments	900	366	—	—	—	—	—	—	—	—	366
Special warrants issued	—	—	11,000	3,557	—	—	—	—	—	—	3,557
Special warrants exercised	1,090	200	(1,090)	(356)	1,090	156	—	—	—	—	—
Stock options exercised	1,989	450	—	—	—	—	—	—	—	—	450
Shares repurchased and cancelled	(107)	(52)	—	—	—	—	—	29	—	—	(23)
Share issue costs	—	(384)	—	—	—	—	—	—	—	—	(384)
Fair value of stock options issued	—	—	—	—	—	—	326	—	—	—	326
Marketable securities	—	—	—	—	—	—	—	—	346	—	346
Foreign currency translation	—	—	—	—	—	—	—	—	(1,226)	—	(1,226)
Net loss	—	—	—	—	—	—	—	—	—	(11,183)	(11,183)

At December 31, 2001	56,601	28,990	9,910	3,201	3,090	398	406	704	(1,487)	(15,535)	16,677
Special warrants issued	—	—	110,000	82,068	—	—	—	—	—	—	82,068
Special warrants exercised	119,910	66,246	(119,910)	(85,269)	64,910	19,023	—	—	—	—	—
Stock options exercised	1,355	411	—	—	—	—	—	—	—	—	411
Warrants exercised	3,450	2,454	—	—	(3,450)	(444)	—	—	—	—	2,010
Shares issued on acquisition of Luismin	9,084	6,805	—	—	—	—	—	—	—	—	6,805
Share issue costs	—	(5,251)	—	—	—	—	—	—	—	—	(5,251)
Fair value of stock options issued	—	—	—	—	—	—	93	—	—	—	93
Marketable securities	—	—	—	—	—	—	—	—	1,247	—	1,247
Net earnings	—	—	—	—	—	—	—	—	—	4,809	4,809

At December 31, 2002	190,400	99,655	—	—	64,550	18,977	499	704	(240)	(10,726)	108,869
Share options exercised	6,621	5,431	—	—	—	—	—	—	—	—	5,431
Warrants exercised	9,602	6,542	—	—	(9,602)	(1,350)	—	—	—	—	5,192
Shares issued	327,074	357,896	—	—	100,360	44,370	—	—	—	—	402,266
Share issue costs	—	(22,951)	—	—	—	—	—	—	—	—	(22,951)
Fair value of stock options issued	—	—	—	—	—	—	467	—	—	—	467
Marketable securities	—	—	—	—	—	—	—	—	(1,048)	—	(1,048)
Net earnings	—	—	—	—	—	—	—	—	—	52,053	52,053

At December 31, 2003	533,697	$446,573	$—	$—	155,308	$61,997	$966	$704	$(1,288)	$41,327	$550,279

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	2003	2002	2001

	(In thousands)
Consolidated Statements of Cash Flows
Operating activities
Operating activities under Canadian GAAP	$126,678	$4,361	$1,691
Alumbrera equity adjustment(a)	(57,801)	—	—
Foreign exchange translation adjustment(j)	—	—	58

Operating activities under US GAAP	$68,877	$4,361	$1,749

Financing activities
Financing activities under Canadian GAAP	$375,024	$79,238	$3,497
Alumbrera equity adjustment(a)	19,362	—	—
Foreign exchange translation adjustment(j)	—	—	102

Financing activities under US GAAP	$394,386	$79,238	$3,599

Investing activities
Investing activities under Canadian GAAP	$(372,760)	$(62,398)	$(14,486)
Alumbrera equity adjustment(a)	(17,615)	—	—
Foreign exchange translation adjustment(j)	—	—	(431)

Investing activities under US GAAP	$(390,375)	$(62,398)	$(14,917)

Effect of foreign exchange on cash and cash equivalents	$—	$—	$(414)

(a)	Joint Venture

      Under Canadian GAAP, the Company has accounted for its joint venture interest in Alumbrera on a proportionate consolidation basis. Under US GAAP, the Company is required to equity account for its investment in Alumbrera and record in earnings its proportionate share of Alumbrera net income in accordance with US GAAP.

(b)	Marketable securities

      Marketable securities are carried at the lower of cost and market value under Canadian GAAP. Under Statement of Financial Accounting Standards (“SFAS”) No. 115, portfolio investments classified as available-for-sale securities are recorded at market value. The resulting gains or losses are included in the determination of other comprehensive income.

(c)	Depreciation and depletion

      Under Canadian GAAP, depletion expense is calculated in reference to proven and probable reserves and a portion of resources, whereas under US GAAP, depletion expense is calculated in reference to proven and probable reserves only.

(d)	Income taxes

      Under Canadian GAAP, future income taxes are calculated based on enacted or substantially enacted tax rates applicable to future years. Under US GAAP, only enacted rates are used in the calculation of future income taxes. This difference in GAAP did not result in a difference in the financial position,

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

results of operations or cash flows of the Company for the years ended December 31, 2003, 2002 and 2001.

      US GAAP adjustments have been tax affected based on enacted or substantially enacted statutory tax rates applicable to the relevant jurisdiction.

(e)	Accounting for derivative instruments and hedging activities

      SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, is effective for all fiscal years beginning after June 15, 2000 and standardizes the accounting for derivative instruments. The Company has chosen, for US GAAP purposes, to mark its foreign exchange, gold and interest rate derivative contracts to market. The Company’s put options on future gold production have been excluded from the mark-to-market calculation as it expects to deliver into these contracts in the normal course of business.

(f)	Share purchase warrants

      The Company, from time to time, issues special warrants which are normally comprised of a common share and either a whole or portion of a share purchase warrant. The special warrant is issued at the current market value of the common share and the share purchase warrant is normally exercisable at or higher than market value. Under Canadian GAAP the proceeds of the special warrant are allocated to the common share with no value being assigned to the share purchase warrant. Under US GAAP the gross proceeds would be allocated between the shares and warrants based on the relative fair value of the special warrant components at the date the Company has a contractual liability to issue the special warrants.

      Prior to 2001, the Company issued share purchase warrants in connection with the acquisition of a mineral property and the issuance of debt. Under Canadian GAAP, no values were assigned to these purchase warrants. Under US GAAP, these warrants would be recorded at their fair values and be recorded as additional paid in capital at the date of issuance.

(g)	Stock-based compensation

      For US GAAP purposes the Company accounts for stock-based compensation to employees and directors under Accounting Principles Board Opinion No 25, Accounting for Stock Issued to Employees, (“APB No. 25”), using the intrinsic value based method whereby compensation expense is recorded for the excess, if any, of the quoted market price at the date granted over the exercise price. No compensation cost has been recorded in 2003, 2002 and 2001, respectively, under this method.

      SFAS No. 123, Accounting for Stock-Based Compensation, requires the use of the fair value based method of accounting for stock options. Under this method, compensation cost is measured at the grant date based on the fair value of the options granted and is recognized over the vesting period. SFAS No. 123, however, allows the Company to continue to measure the compensation expense of employees in accordance with APB No. 25. The Company has adopted the disclosure-only provisions of SFAS No. 123.

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following pro forma financial information presents the net earnings (loss) for the years ended December 31 and the earnings (loss) per share had the Company adopted SFAS 123 for all stock options issued to directors, officers and employees.

	2003	2002	2001

	(In thousands)
Net earnings (loss) for the period under US GAAP	$52,053	$4,809	$(11,183)
Additional stock-based compensation expense (Note 15 (c))	(15,925)	(923)	(415)

Pro forma net earnings (loss)	$36,128	$3,886	$(11,598)

Pro forma basic earnings (loss) per share	$0.09	$0.03	$(0.19)

Pro forma diluted earnings (loss) per share	$0.08	$0.03	$(0.19)

(h)	Financial statement presentation

      For US GAAP purposes, the measure “Earnings from mining operations” is not a recognized term and would therefore not be presented. Instead, “Earnings from operations” has been calculated as net earnings (loss), before interest and finance fees, derivative instruments, equity in earnings of Minera Alumbrera Ltd and income taxes.

(i)	Flow-through shares

      Under Canadian GAAP, flow-through shares are recorded at their face value, net of related issuance costs. When eligible expenditures are made, the carrying value of these expenditures may exceed their tax value. The tax effect of this temporary difference is recorded as a cost of issuing the shares.

      The Financial Accounting Standards Board (“FASB”) staff has taken the view that under SFAS No. 109, Accounting for Income Taxes, the proceeds from issuance should be allocated between the offering of shares and the sale of tax benefits. The allocation is made based on the difference between the quoted price of the existing shares and the amount the investor pays for the shares. A liability is recognized for this difference. The liability is reversed when tax benefits are renounced and a deferred tax liability is recognized at that time. Income tax expense is the difference between the amount of deferred tax liability and the liability recognized on issuance. The flow-through shares issued during 2001 were granted at the fair value of existing non flow-through shares. As such, no liability was recognized for the difference between the quoted price of the existing shares and the amount paid for the flow-through shares.

(j)	Foreign currency translation

      Under Canadian GAAP, as a result of the Company’s adoption of the US dollar as its functional currency, the Company’s consolidated financial statements for the year ended December 31, 2001, have been translated from Canadian dollars into US dollars at a rate of $1 to $1.5935.

      Under US GAAP, this change in the functional currency would require a restatement of the Company’s financial statements whereby monetary assets and liabilities of the Company would be translated into US dollars at the exchange rate in effect at the balance sheet date and non-monetary assets, liabilities and share capital at the exchange rates in effect at the time of acquisition or issue. Revenues, expenses and financing and investing activities would be translated at rates approximating exchange rates in effect at the time of the transactions.

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Under Canadian GAAP, the Company’s foreign currency denominated subsidiaries were translated into Canadian dollars whereby monetary items were translated at the rate of exchange in effect at the balance sheet date and non-monetary items were translated at historical exchange rates. The resulting Canadian dollar denominated subsidiary statements were translated into US dollars at a rate of $1 to $1.5935. Under US GAAP, the Company’s foreign currency denominated subsidiaries would be translated using the method whereby assets and liabilities would be translated at foreign exchange rates in effect at the balance sheet date and revenues and expenses would be translated at average foreign exchange rates in effect during the period. Adjustments arising from the translation of the Company’s foreign currency denominated subsidiaries would be deferred and recorded under a separate component of Shareholders’ Equity.

(k)	Pro forma information on business combinations

      Under US GAAP, SFAS 141 requires disclosure of certain pro forma information when a business combination is effected. The following table presents the unaudited pro forma results of operations for informational purposes, assuming that the Company had acquired Alumbrera and Peak at the beginning of 2002 and Luismin at the beginning of 2001:

	2003	2002	2001

	(In thousands)
Sales	$110,413	$99,540	76,996
Net earnings (loss)	75,149	25,181	(5,903)
Pro forma basic earnings (loss) per share	$0.18	$0.07	$(0.03)
Pro forma diluted earnings (loss) per share	$0.17	$0.07	$(0.03)

      The pro forma results of operations give effect to certain adjustments including the increase in depletion, depreciation and amortization resulting from adjustments to asset carrying values on the acquisitions of Alumbrera, Peak and Luismin. The pro forma basic and diluted earnings per share have been calculated assuming the special warrants and common shares issued in connection with the acquisitions of Alumbrera and Peak, and Luismin were issued at the beginning of 2002 and 2001 respectively. This information may not be necessarily indicative of the future combined results of operations of the Company.

(l)	Recently released accounting standards

      In May 2003, the FASB issued SFAS No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equities. SFAS No. 150 requires certain financial instruments that were accounted for as equity under previous guidance to now be accounted for as liability. SFAS No. 150 applies to mandatory redeemable stock and certain financial instruments that require or may require settlement by transferring cash or other assets. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003, and otherwise is effective at the beginning of the first interim period beginning after June 15, 2003. The Company has not issued any financial instruments that fall under the scope of SFAS No. 150 and does not expect that the adoption of this statement will have a material impact on the Company’s financial position or results of operations.

      In April 2003, SFAS No. 149, Amendment of Statement 133 on Derivative Instruments and Hedging Activities, was issued. In general, this statement amends and clarifies accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS No. 133. This statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The Company is in the

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

process of evaluating the impact the adoption of SFAS No. 149 will have on its consolidated financial position or results of operations.

      In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities, an interpretation of ARB No. 51. FIN No. 46 requires certain variable interest entities to be consolidated by the primary beneficiary of the entity if the equity investors in the entity do not have the characteristics of a controlling financial interest or do not have sufficient equity at risk for the entity to finance its activities without additional subordinated financial support from other parties. FIN No. 46 is effective for all new variable interest entities created or acquired prior to February 1, 2003, the provisions of FIN No. 46 must be applied for the first interim or annual period beginning after June 15, 2003. It is not expected that the adoption of FIN No. 46 will have a material effect on the Company’s financial position or results of operations.

21.	Subsequent Events

(a)	Acquisition of Amapari gold development project

      On January 9, 2004 the Company acquired a 100% interest in the Amapari gold development project in Brazil for total consideration of $113.5 million including acquisition costs. Of the purchase price, $25 million was paid in cash and the remainder by way of 33 million Wheaton common shares and 21.5 million Series “B” common share purchase warrants.

      The acquisition of Amapari has been accounted for using the purchase method. The preliminary allocation of the purchase price is summarized in the table below.

(In thousands)

Purchase price:
Cash paid	$25,000
Shares and share purchase warrants issued	87,300
Acquisition costs	1,200

$113,500

Net assets acquired:
Cash	$300
Non-cash working capital	(2,000)
Property, plant and equipment	130,400
Debt, due in 2004	(15,200)

$113,500

(b)	Proposed combination with IAMGOLD Corporation

      On March 30, 2004, the Company announced a proposed combination with IAMGOLD Corporation (“IAMGOLD”) that will be completed by way of a plan of arrangement whereby each share of the Company will be exchanged for 0.55 of an IAMGOLD share. As a result of the proposed transaction, the combined company will be held 68% by existing Wheaton shareholders and 32% by existing IAMGOLD shareholders (74% and 26% respectively, on a fully diluted basis). The combination is subject to due diligence, to be concluded before April 30, 2004 whereupon the parties will enter into a definitive agreement. The combination is subject to receipt of all requisite regulatory approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by

WHEATON RIVER MINERALS LTD

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

the shareholders of IAMGOLD. The shareholder meetings are expected to be held in June 2004, with the transaction expected to close shortly thereafter. If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepted the superior proposal will be required to pay a fee equal to three percent of its market capitalization to the other party.

WHEATON RIVER MINERALS LTD

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

RESULTS OF OPERATIONS AND FINANCIAL CONDITION

      The following should be read in conjunction with the Company’s consolidated financial statements for the year ended December 31, 2003 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. All figures are in United States dollars unless otherwise noted.

2003 HIGHLIGHTS

•	Net earnings of $57.7 million ($0.14 per share) compared with $5.6 million ($0.04 per share) in 2002.

•	Operating cash flows of $126.7 million (2002 — $4.4 million).

•	Sales of 450,100 gold equivalent ounces and 113.7 million pounds of copper (2002 — 106,300 gold equivalent ounces).

•	Total cash costs of $61 per gold equivalent ounce (2002 — $182).

•	The Company remains unhedged to increases in gold, copper and silver prices.

•	Cash and cash equivalents at December 31, 2003 of $151.9 million (2002 — $22.9 million) and working capital of $147.5 million (2002 — $24.4 million).

Overview

      Wheaton River Minerals Ltd. (“Wheaton” or the “Company”) is a growth-oriented precious metals mining company with operations in Mexico, Argentina, Brazil and Australia.

      During 2003, Wheaton acquired a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina and 100% of the Peak gold mine in Australia. In addition, the Company acquired the Los Filos gold project in Mexico and, on January 9, 2004, the Amapari gold project in northern Brazil.

      On March 30, 2004, the Company announced a proposed combination with IAMGold Corporation (“IAMGold”) that will be completed by way of a plan of arrangement whereby each share of the Company will be exchanged for 0.55 of an IAMGold share. As a result of the proposed transaction, the combined company will be held 68% by existing Wheaton shareholders and 32% by existing IAMGold shareholders (74% and 26% respectively, on a fully diluted basis). The combination is subject to receipt of all requisite regulatory approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the shareholders of IAMGold. The shareholder meetings are expected to be held in June 2004, with the transaction expected to close shortly thereafter. If the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder then the party which accepted the superior proposal will be required to pay a fee equal to three percent of its market capitalization to the other party.

Summarized Financial Results

	2003	2002	2001

	(Notes 2 and 3)	(Note 4)	(Note 5)
Sales ($000’s)	$212,633	$34,693	$9,010
• Gold (ounces)	369,300	59,700	33,700
• Silver (ounces)	6,054,200	3,208,900	—
• Gold equivalent (ounces) (Note 1)	450,100	106,300	33,700
• Copper (lbs)	113,718,700	—	—
Net earnings (loss) ($000’s)	$57,659	$5,602	$(10,733)
Earnings (loss) per share
— basic	$0.14	$0.04	$(0.18)
— diluted	$0.13	$0.04	$(0.18)
Cash flow from operations ($000’s)	$126,678	$4,361	$1,691
Average realized gold price ($’s per ounce)	$365	$326	$278
Average realized silver price ($’s per ounce)	$4.88	$4.55	$—
Average realized copper price ($’s per lb)	$0.86	$—	$—
Total cash costs (per gold equivalent ounce) (Note 6)	$61	$182	$173
Cash and cash equivalents ($000’s)	$151,878	$22,936	$1,735
Total assets ($000’s)	$891,005	$152,098	$21,207
Long-term debt ($000’s)	$122,423	$—	$—
Shareholders’ equity ($000’s)	$556,118	$108,054	$16,316

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the year ended December 31, 2003 the equivalency ratio was 75 (2002 — 69) ounces of silver equals one ounce of gold sold.

(2)	Includes Peak’s results from March 18, 2003 onwards.

(3)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003. Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to December 31, 2003. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)	Includes Luismin’s results from June 19, 2002 onwards.

(5)	Includes results of the Golden Bear mine in Canada, which ceased commercial production in 2001 and is presently in the process of being reclaimed.

(6)	The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

     Net earnings for 2003 were $57,659,000 or $0.14 per share, compared to $5,602,000 or $0.04 per share in 2002. The increase was primarily as a result of the contribution from the Alumbrera and Peak mines, acquired during 2003.

Quarterly Financial Review

2003	Q1	Q2	Q3	Q4	Total

(Notes 2 and 3)
Sales ($000’s)	$17,257	$28,814	$63,142	$103,420	$212,633
• Gold (ounces)	35,100	92,600	105,400	136,200	369,300
• Silver (ounces)	1,561,900	1,500,500	1,515,900	1,475,900	6,054,200
• Gold equivalent (ounces) (Note 1)	55,600	112,400	126,100	156,000	450,100
• Copper (lbs)	3,551,000	28,139,400	28,296,800	53,731,500	113,718,700
Net earnings ($000’s)	$4,064	$11,088	$14,689	$27,818	$57,659
Earnings per share
— basic	$0.02	$0.03	$0.03	$0.06	$0.14
— diluted	$0.02	$0.03	$0.03	$0.05	$0.13
Cash flow from operations ($000’s)	$9,752	$20,990	$31,453	$64,483	$126,678
Average realized gold price ($’s per ounce)	$347	$353	$366	$385	$365
Average realized silver price ($’s per ounce)	$4.64	$4.61	$5.00	$5.29	$4.88
Average realized copper price ($’s per lb)	$0.68	$0.74	$0.81	$0.96	$0.86
Total cash costs (per gold equivalent ounce) (Note 5)	$175	$90	$98	$(39)	$61

2002	Q1	Q2	Q3	Q4	Total

(Note 4)
Sales ($000’s)	$—	$915	$15,840	$17,938	$34,693
• Gold (ounces)	—	1,500	25,900	32,300	59,700
• Silver (ounces)	—	90,900	1,445,800	1,672,200	3,208,900
• Gold equivalent (ounces) (Note 1)	—	2,900	47,800	55,600	106,300
Net earnings ($000’s)	$262	$1,814	$949	$2,577	$5,602
Earnings per share
— basic	$0.00	$0.02	$0.01	$0.01	$0.04
— diluted	$0.00	$0.02	$0.01	$0.01	$0.04
Cash flow from operations ($000’s)	$(1,050)	$2,443	$(2,663)	$5,631	$4,361
Average realized gold price ($’s per ounce)	$—	$299	$331	$323	$326
Average realized silver price ($’s per ounce)	$—	$4.47	$4.60	$4.51	$4.55
Total cash costs (per gold equivalent ounce)	$—	$176	$182	$186	$182

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period.

(2)	Includes Peak’s results from March 18, 2003 onwards.

(3)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003. Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to December 31, 2003. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)	Includes Luismin’s results from June 19, 2002 onwards.

(5)	The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

Results of Operations

	2003

	Luismin	Peak	Alumbrera	Corporate	Total

			(Notes 3
	(Note 1)	(Note 2)	and 4)
Sales ($000’s)	$66,251	$36,475	$109,907	$—	$212,633
• Gold (ounces)	106,300	97,200	165,800	—	369,300
• Silver (ounces)	6,054,200	—	—	—	6,054,200
• Gold equivalent (ounces) (Note 1)	187,100	97,200	165,800	—	450,100
• Copper (lbs)	-	2,964,100	110,754,600	—	113,718,700
Net earnings (loss) ($000’s)	$10,802	$5,277	$43,156	$(1,576)	$57,659
Average realized gold price ($’s per ounce)	$366	$365	$365	$—	$365
Average realized silver price ($’s per ounce)	$4.88	$—	$—	$—	$4.88
Average realized copper price ($’s per lb)	$—	$0.85	$0.86	$—	$0.86
Total cash costs (per gold equivalent ounce)	$186	$250	$(191)	$—	$61

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the year ended December 31, 2003 the equivalency ratio was 75 ounces of silver equals one ounce of gold sold.

(2)	Peak results include the Company’s 100% interest from March 18, 2003 onwards. The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(3)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24 to December 31, 2003. Sales include 37.5% of Alumbrera’s total sales for the period from June 24 to December 31, 2003. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera would be $117 per ounce of gold and $0.40 per pound of copper.

	2002

	Luismin	Corporate	Total

	(Note 1)
Sales ($000’s)	$34,693	$—	$34,693
• Gold (ounces)	59,700	—	59,700
• Silver (ounces)	3,208,900	—	3,208,900
• Gold equivalent (ounces) (Note 1)	106,300	—	106,300
Net earnings ($000’s)	$4,990	$612	$5,602
Average realized gold price ($’s per ounce)	$326	$—	$326
Average realized silver price ($’s per ounce)	$4.55	$—	$4.55
Total cash costs (per gold equivalent ounce)	$182	$—	$182

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the year ended December 31, 2002 the equivalency ratio was 69 ounces of silver equals one ounce of gold sold.

OPERATIONAL REVIEW

Luismin Mines

      The Company acquired the Luismin gold/silver mines during June, 2002 for a purchase price of $76,886,000 including acquisition costs. As part of the purchase consideration, a contingent payment of 11,355,113 of the Company’s common shares was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. On September 29, 2003, this condition was satisfied and the additional shares were issued in October, 2003.

	2003					2002

	Q1	Q2	Q3	Q4	Total	Total

• Ore mined (tonnes)	189,800	184,500	186,300	181,800	742,400	422,900
• Ore milled (tonnes)	183,900	181,900	182,800	176,000	724,600	420,700
• Grade (grams/tonne)
— Gold	4.43	4.54	5.01	5.21	4.79	4.40
— Silver	291.23	288.92	285.88	291.15	289.28	263.14
• Recovery (%)
— Gold	96	96	97	97	97	96
— Silver	90	91	91	90	91	90
• Production (ounces)
— Gold	25,100	25,400	28,300	28,100	106,900	57,400
— Silver	1,554,700	1,527,600	1,520,700	1,483,300	6,086,300	3,218,300
— Gold equivalent (Note 1)	45,700	45,600	49,200	48,000	188,500	104,000
• Sales
— ($’000’s)	$15,653	$15,103	$17,152	$18,343	$66,251	$34,693
— Gold (ounces)	25,600	25,000	27,600	28,100	106,300	59,700
— Silver (ounces)	1,561,900	1,500,500	1,515,900	1,475,900	6,054,200	3,208,900
— Gold equivalent (ounces) (Note 1)	46,100	44,800	48,300	47,900	187,100	106,300
• Net earnings ($’000’s)	$3,312	$2,768	$4,145	$577	$10,802	$4,990
• Average realized gold price ($’s per ounce)	$353	$350	$366	$393	$366	$326
• Average realized silver price ($’s per ounce)	$4.64	$4.61	$5.00	$5.29	$4.88	$4.55
• Total cash costs (per gold equivalent ounce)	$185	$200	$180	$179	$186	$182

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the year ended December 31, 2003 the equivalency ratio was 75 (2002 — 69) ounces of silver equals one ounce of gold sold.

      During 2003, the Luismin gold/silver operations in Mexico sold 187,100 gold equivalent ounces at a total cash cost of $186 per ounce, compared with sales of 106,300 gold equivalent ounces at a total cash cost of $182 per ounce in 2002. The Luismin operations were acquired during June 2002, and hence the 2002 Wheaton operating results only include six and a half months of the Luismin operations.

      General and administrative expenses in 2003 were $4,816,000 compared to $3,899,000 in 2002. The 2003 costs represent the full year of operations whereas 2002 costs were incurred since the acquisition date on June 19, 2002. Costs incurred during the six and a half months of 2002 were abnormally high due to non-recurring expenses that resulted from the acquisition of Luismin by Wheaton.

      Luismin owns a significant number of exploration properties, several of which are being explored and funded by joint venture partners. Luismin exploration expense in 2003 was $1,103,000 compared with $375,000 in 2002.

      The tax rate for the Luismin operations averaged 42% for the year, as compared with an expected rate of 32%, primarily as a result of certain expenses not being deductible for tax purposes. Luismin paid no significant cash taxes in 2003.

Peak Mine

      The Company acquired the Peak gold mine in Australia on March 18, 2003 for a purchase price of $33,924,000 including acquisition costs.

	2003

	Q1	Q2	Q3	Q4	Total

• Ore mined (tonnes)	20,000	247,500	352,700	219,200	839,400
• Ore milled (tonnes)	25,300	157,200	157,500	153,100	493,100
• Grade
— Gold (grams/tonne)	6.14	6.56	7.81	5.93	6.74
— Copper (%)	—	0.49	0.53	0.54	0.52
• Recovery (%)
— Gold	85	87	85	88	85
— Copper	—	67	84	77	75
• Production
— Gold (ounces)	4,100	28,900	33,600	25,700	92,300
— Copper (lbs)	—	778,700	1,438,100	1,396,800	3,613,600
• Sales
— ($’000’s)	$1,605	$9,475	$14,639	$10,756	$36,475
— Gold (ounces)	4,800	26,700	39,200	26,500	97,200
— Copper (lbs)	—	—	1,843,000	1,121,100	2,964,100
• Net earnings (loss) ($’000’s)	$(121)	$1,298	$1,721	$2,379	$5,277
• Average realized gold price ($’s per ounce)	$331	$355	$365	$391	$365
• Average realized copper price ($’s per lb)	$—	$—	$0.80	$0.90	$0.85
• Total cash costs (per ounce) (Note 1)	$330	$221	$223	$302	$250

(1)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

      Peak sold 97,200 ounces of gold and 3.0 million lbs of copper during the nine and a half months from the date of acquisition, March 18, 2003. Total cash costs averaged $250 per ounce (net of by-product copper sales revenue), being approximately 10% in excess of budget.

      The first nine and a half months of ownership were very much a transitional period. Major changes in underground operating methods during the fourth quarter negatively impacted production and total cash costs for the quarter, but are expected to result in improved long-term results. Other significant improvements during the year included a change in senior mine personnel and a 20% reduction in the workforce. These changes resulted in short-term operating inefficiencies, negatively impacting the 2003 operating results. However, the long-term benefits of many of these changes started to be seen in late 2003, and further significant improvements are expected commencing in early 2004.

      During the second quarter of 2003, mining of the Perseverance ore body was commenced, which contains high grades of gold and copper. Sales of the copper/gold concentrate produced from the Perseverance ore body commenced in the third quarter.

      The tax rate for Peak approximates 30%; however, no significant cash taxes were paid during 2003.

Alumbrera Mine (Wheaton interest — 37.5%)

      The Company acquired a 25% interest in the Alumbrera gold/copper mine in Argentina on March 18, 2003 and accounted for its interest using the equity method until June 24, 2003, at which time it increased its interest in Alumbrera to 37.5%. As a result of the Company’s acquisition of this additional 12.5% interest, the Company has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards. The total purchase price was $270,459,000 including acquisition costs. The Alumbrera mine is operated by Xstrata plc, who owns a 50% interest in the mine.

	2003

	Q1	Q2	Q3	Q4	Total

	(Wheaton’s share only)
• Ore mined (tonnes)	322,700	2,171,700	2,219,300	2,409,000	7,122,700
• Ore milled (tonnes)	330,800	2,235,400	3,043,100	3,415,000	9,024,300
• Grade
— Gold (grams/tonne)	0.57	0.81	0.83	0.94	0.86
— Copper (%)	0.52	0.69	0.67	0.69	0.67
• Recovery (%)
— Gold	79	74	73	74	74
— Copper	91	89	89	89	89
• Production
— Gold (ounces)	4,800	43,300	59,000	75,900	183,000
— Copper (lbs)	3,457,100	29,912,800	39,895,700	47,098,200	120,363,800
• Sales
— ($’000’s)	$—	$4,236	$31,351	$74,320	$109,907
— Gold (ounces)	4,700	40,900	38,600	81,600	165,800
— Copper (lbs)	3,551,000	28,139,400	26,453,800	52,610,400	110,754,600
• Net earnings ($’000’s)	$516	$7,706	$8,919	$26,015	$43,156
• Average realized gold price ($’s per ounce)	$301	$355	$366	$379	$365
• Average realized copper price ($’s per lb)	$0.68	$0.74	$0.81	$0.96	$0.86
• Total cash costs (per ounce) (Note 1)	$(81)	$(112)	$(132)	$(277)	$(191)

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, 2003 average total cash costs at Alumbrera would be $117 per ounce of gold and $0.40 per pound of copper.

      Wheaton’s share of Alumbrera’s 2003 results amounted to 165,800 ounces of gold and 110.8 million lbs of copper at a total cash cost of minus $191 per ounce, net of by-product copper sales revenue.

      Total cash costs for Alumbrera decreased significantly throughout the period of ownership, from minus $81 per ounce in the first quarter to minus $277 per ounce in the fourth quarter. The primary reasons for this improvement were the increase in grades mined of both gold and copper and the increase in the selling price of copper during the period.

      Product shipments late in the third quarter (Wheaton’s share — 20,400 ounces of gold and 13.4 million lbs of copper) were not recognized in sales until the fourth quarter due to shipping schedules that delayed the transfer of title, which is a requirement in the Company’s accounting policy for revenue recognition. Had these shipments been recognized in the third quarter, as opposed to the fourth quarter,

Wheaton’s third quarter sales and net earnings would have been increased by, and the fourth quarter results would have been decreased by, approximately $15,700,000 and $5,600,000, respectively.

      The tax rate for Alumbrera approximates 30%; however, no significant cash taxes were paid in 2003.

Corporate

	2003	2002

	($000’s)
General and administrative expenses	$(4,838)	$(2,430)
Interest and finance fees	(2,089)	(405)
Gain on sale of marketable securities	2,095	3,593
Foreign exchange gain	4,775	—
Other expenses	(1,095)	(304)

(Loss) earnings before income taxes	$(1,152)	$454
Income tax (expense) recovery	(424)	158

Corporate net (loss) earnings	$(1,576)	$612

      General and administrative expenses in 2003 totaled $4,838,000 compared with $2,430,000 in 2002. The increased costs in 2003 reflect the increased level of corporate activity.

      Interest and finance fees increased from $405,000 in 2002 to $2,089,000 in 2003, primarily as a result of the acquisition of Alumbrera. The 2003 foreign exchange gain of $4,775,000 resulted from the appreciation of Canadian dollar denominated cash deposits against the US dollar during the year.

      The tax rate in Canada approximates 38%; however, no significant cash taxes were paid in 2003.

Non GAAP measures — total cash cost per gold equivalent ounce calculation

      The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	2003	2002

	(In $000’s, except per
	ounce amounts)
Cost of sales per financial statements	$91,954	$19,355
Alumbrera equity adjustment (Note 1)	(5,628)	—
Treatment and refining charges	15,302	—
Non-cash adjustments	(2,226)	—
By-product copper sales	(75,743)	—
Royalties	3,712	—

	$27,371	$19,355

Divided by gold equivalent ounces sold	450,100	106,300
Total cash cost per ounce	$61	$182

(1)	Total cash costs are calculated as if the Company’s initial acquisition of a 25% interest in Alumbrera had been accounted for on a proportionately consolidated basis. The consolidated financial statements however present the initial 25% interest using the equity method until the Company increased its interest to 37.5% on June 24, 2003, and thereafter accounted for its interest on a proportionately consolidated basis.

Liquidity and Capital Resources

      At December 31, 2003 the Company had cash and cash equivalents of $151,878,000 (December 31, 2002 — $22,936,000) and working capital of $147,484,000 (December 31, 2002 — $24,422,000).

      In the opinion of management, the working capital at December 31, 2003, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

      Total assets increased to $891,005,000 at December 31, 2003 from $152,098,000 at December 31, 2002. Contributing to the rapid growth was the March 18, 2003 acquisition of a 25% interest in the Alumbrera mine in Argentina and 100% of the Peak gold mine in Australia, together with the June 24, 2003 acquisition of an additional 12.5% interest in Alumbrera. Total consideration for these acquisitions was $304,383,000 including acquisition costs, of which $33,924,000 was apportioned to Peak and $270,459,000 to Alumbrera. During October 2003, the Company acquired a 100% interest in the Los Filos gold deposit, together with a 21.2% interest (of which 14% is a carried interest) in the El Limon gold deposit, both located in Mexico, for cash consideration of $89,486,000.

      The acquisition of Peak and the initial 25% interest in Alumbrera were financed through the February 2003 issue of 230,000,000 subscription receipts for gross proceeds of $217,952,000 (Cdn$333,500,000) less share issue costs of $15,934,000. In March 2003, each subscription receipt was converted into one common share and one-quarter of one common share purchase warrant, where one whole share purchase warrant entitles the holder to purchase one common share at a price of Cdn$1.65 before May 30, 2007.

      The $90,000,000 purchase price of the additional 12.5% interest in Alumbrera was satisfied by the payment of $65,000,000 in cash and by the issuance of a promissory note in the amount of $25,000,000 at an interest rate of LIBOR plus 2%, which is due on May 30, 2005. Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired. The outstanding balance of the promissory note equals $19,443,000 after 2003 principal repayments of $5,557,000.

      The cash portion of the purchase price for the additional 12.5% of Alumbrera was funded by a $50,000,000 bank term loan, and a $25,000,000 revolving working capital facility which was repaid in August 2003. The bank term loan bears interest at LIBOR plus 2.75% per annum, requiring semi-annual principal repayments of $5,000,000 until June 30, 2005 and $7,500,000 until maturity on June 30, 2007, plus additional principal repayments based on the Company’s consolidated net cash flows. The remaining principal amount of the bank term loan at December 31, 2003 was $45,000,000. The revolving working capital facility bears interest at LIBOR plus 3% per annum. The facility may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, reducing to $15,000,000 to the maturity date of June 30, 2008. Under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period from January 2004 to June 2008. The fair value of these options at December 31, 2003 is $2,030,000. The cost of $5,786,000 has been deferred and will be amortized against income as the options expire or are exercised. Debt issue costs of $4,242,000 were incurred, and are being amortized to income over the term of the debt.

      Alumbrera project debt was incurred to finance the construction and operation of the mine. The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997. The Company’s share of the remaining balance outstanding at December 31, 2003 is $57,980,000, after principal payments of $19,362,000. There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets. The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

      During August 2003, the Company issued 47,619,049 units of the Company at a price of Cdn$2.10 per unit for gross proceeds of $72,457,000 (Cdn$100,000,000) less share issue costs of $4,514,000. Each unit consists of one common share of the Company and one-half of one Series “B” common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of Cdn$3.10 on or before August 25, 2008. Together with cash on hand, the proceeds of the financing were utilized to complete the Los Filos acquisition in October 2003.

      During October 2003, the Company issued 38,100,000 units of the Company at a price of Cdn$3.15 per unit for gross proceeds of $89,490,000 (Cdn$120,015,000) less share issue costs of $5,103,000. Each unit consists of one common share of the Company and one-half of one Series “B” common share purchase warrant. Each whole warrant entitles the holder to purchase one common share of the Company at a price of Cdn$3.10 on or before August 25, 2008. The proceeds of the financing are held to fund potential acquisitions and mine construction costs.

      During 2003 the Company invested a total of $29,010,000 in property, plant and equipment including expenditures of $15,780,000 at the Luismin operations, $9,653,000 at Peak and $3,411,000 at Alumbrera. In May and November 2003, the Company received biannual cash distributions totaling $35,084,000 from Alumbrera.

      During 2002, the Company invested $76,886,000 to acquire the Luismin operations, financed by the issue of special warrants in the amount of $82,068,000. As part of the purchase consideration, a contingent payment of 11,355,113 common shares of the Company was due if the price of silver averaged $5 or more per ounce over a period of 60 consecutive trading days prior to June 19, 2004. On September 29, 2003, this condition was satisfied and the additional shares were issued in October 2003. As a result, the carrying value of property, plant and equipment has been increased by $32,893,000, future income tax liability has been increased by $10,526,000 and share capital has been increased by $22,367,000.

      As of April 26, 2004, there were 568,210,638 common shares of the Company issued and outstanding.

      In addition, as of April 26, 2004, the Company has 23,936,161 stock options outstanding under its share option plan and 176,670,019 share purchase warrants outstanding.

Derivative instruments

      The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

      During the year, the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the price of gold. At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%. During the year, the effective rate amounted to 5.8% and at December 31, 2003 the fair value of the gold-indexed interest rate swap was $(2,121,000).

Long-term debt repayment schedule

      Scheduled minimum repayments of the Company’s long-term debt are as follows:

	Corporate	Project	Total

	(In $000’s)
2004	$14,600	$26,400	$41,000
2005	31,943	26,400	58,343
2006	15,000	5,180	20,180
2007	2,900	—	2,900

	$64,443	$57,980	$122,423

Contractual obligations

      Commitments exist at Alumbrera and Peak for capital expenditures in 2004 of $2,132,000. The Company rents premises and leases equipment under operating leases that expire over the next nine years.

Operating lease expense in 2003 was $2,154,000 (2002 — $880,000; 2001 — $125,000). Following is a schedule of future minimum rental and lease payments required:

(In $000’s)

2004	$1,616
2005	831
2006	329
2007	204
2008	166

3,146
Thereafter	624

Total minimum payments required	$3,770

Related party transactions

      In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation (“Endeavour”), a corporation with two directors in common. Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings. In 2003, Endeavour was paid consulting and financial advisory fees of $2,288,000 (2002 — $1,412,000; 2001 — $373,000). In addition, during 2002 Sanluis Corporación SA de CV, a corporation with a director in common, was paid $100,000 for consulting fees.

RISKS AND UNCERTAINTIES

      The main risks that can affect the profitability of the Company include changes in metal prices, currency fluctuations, government regulation, foreign operations and environmental.

Metal prices

      Profitability of the Company depends on metal prices for gold, silver and copper. A 10% change in the gold, silver or copper prices would impact 2004 net earnings by approximately 16%, 4% or 13%, respectively.

      Gold, silver and copper prices are affected by numerous factors such as the sale or purchase of gold and silver by various central banks and financial institutions, interest rates, exchange rates, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major gold, silver and copper-producing countries throughout the world.

Currency fluctuations

      Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company’s costs are incurred principally in Canadian dollars, Mexican pesos, Argentine pesos and Australian dollars. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production in US dollar terms. From time to time, the Company transacts currency hedging to reduce the risk associated with currency fluctuations. There is no assurance that its hedging strategies will be successful. Currency hedging may require margin activities. Sudden fluctuations in currencies could result in margin calls that could have an adverse effect on the Company’s financial position.

      A 10% change in foreign exchange rates would have an approximate 11% impact on 2004 net earnings.

Government regulation

      The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could increase the cost of operations.

Foreign operations

      The majority of the Company’s operations are currently conducted in Mexico, Argentina, Australia and Brazil, and as such the Company’s operations are exposed to various levels of political, economic and other risks and uncertainties. These risks and uncertainties vary from country to country and include, but are not limited to, terrorism; hostage taking; military repression; extreme fluctuations in currency exchange rates; high rates of inflation; labour unrest; the risks of war or civil unrest; expropriation and nationalization; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favour or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction.

      Changes, if any, in mining or investment policies or shifts in political attitude in Mexico, Argentina, Australia and Brazil could adversely affect the Company’s operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

      Failure to comply strictly with applicable laws, regulations and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements, or the imposition of additional local or foreign parties as joint venture partners with carried or other interests.

      The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company’s operations or profitability.

Environmental

      All phases of the Company’s operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and disposal of solid and hazardous waste. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company’s operations.

      Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

      The mining and milling facilities at the San Dimas and San Martin mines are in compliance with Mexican environmental standards but are not in compliance with World Bank Group/ International Finance Corporation (“IFC”) environmental and social guidelines. The tailings impoundments at these units are being remediated in accordance with North American best practice.

      The tailings impoundment at the recently acquired Nukay mine is not in compliance with Mexican environmental standards. Luismin is in the process of evaluating the facility to determine the best course of action for bringing the tailings facility into compliance with both Mexican and World Bank Group/ IFC environmental guidelines. Luismin is also currently preparing action plans to bring all of its mine sites into compliance with World Bank Group/ IFC environmental and social guidelines.

CRITICAL ACCOUNTING ESTIMATES

      The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenues and expenditures during the reporting period. Management has identified property, plant and equipment and provision for reclamation and closure as the main estimates for the following discussion. Note 2 of the Company’s consolidated financial statements describes all of the significant accounting policies.

Property, plant and equipment

      Property, plant and equipment are the most significant assets of the Company, representing $583,911,000 at December 31, 2003. This amount represents the capitalized expenditures related to the acquisition, exploration and development of mineral deposits. The Company estimates its reserves and resources and the economic life of its mines and utilizes this information to calculate depletion and amortization expense. Depletion of mine properties is charged on a unit-of-production basis over proven and probable reserves and a portion of resources expected to be converted to reserves. Depreciation of plant and equipment is calculated using the straight-line method, based on estimated useful lives, over three to forty years.

Provision for reclamation and closure

      Reclamation and closure costs have been estimated based on the Company’s interpretation of current regulatory requirements, however changes in regulatory requirements and new information may result in revisions to estimates. The Company recognizes the fair value of liabilities for reclamation and closure costs in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset.

      The Company estimates that its discounted and undiscounted reclamation and closure liability will be $19,604,000 and $29,030,000, respectively. A total of $1,315,000 on an undiscounted and discounted basis, relates to the Golden Bear mine which ceased operations in 2001 and the balance represents future reclamation costs to be incurred at its operating mines.

CHANGES IN ACCOUNTING POLICIES

Accounting for asset retirement obligations

      On January 1, 2003, the Company chose to early adopt CICA Handbook Section 3110, Asset Retirement Obligations, which requires that the fair value of liabilities (discounted future cash expenditures) for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. This differs from the prior practice that involved accruing for the estimated reclamation and closure liability through charges to income on a unit-of-production basis over the estimated life of the mine. The effect of the change has no material impact on the Company’s consolidated financial statements as the fair value of estimated reclamation and closure expenses for Luismin, Peak, Alumbrera and Los Filos were recorded as a liability on acquisition and Golden Bear expenses are fully accrued.

Stock-based compensation and other stock-based payments

      Effective January 1, 2004, the Company will retroactively adopt the changes to CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-based Payments”, whereby all stock options granted are accounted for under the fair-value based method. In 2003, all stock-based awards made to non-employees were recognized and measured using the fair value based method at the date of grant. For stock options granted to employees, the Company adopted the disclosure only provisions whereby pro forma net income and pro forma earnings per share were disclosed as if the fair value based method of accounting had been applied. On January 1, 2004 when the Company retroactively adopts Section 3870, opening retained earnings will be reduced by $16,848,000 for prior years’ pro forma expense relating to these options.

OUTLOOK

      On January 9, 2004, the Company acquired the Amapari gold project located in northern Brazil for $25,000,000 in cash, 33,000,000 Wheaton River common shares and 21,500,000 Wheaton River Series “B” common share purchase warrants. Based upon the trading price of the common shares and warrants at the time of closing, this represents aggregate consideration of approximately $113,500,000, including $1,200,000 of acquisition costs. During 2004, the Company is required to make additional cash payments of $15,200,000 to repay debt. Construction of an open pit heap leach operation has commenced, and site clearing, access road construction and foundation preparation are underway for the process facilities. Condemnation and final delineation drilling is in process, and further exploration is planned for the second half of 2004. Production is planned to commence during the fourth quarter of 2005.

      At the recently acquired Los Filos gold development project in Mexico, metallurgical, geotechnical and condemnation drilling is underway. The Company plans to complete a final feasibility study during 2004, with production scheduled to commence in early 2006.

      At the Luismin operations, a 25% process capacity expansion at Tayoltita and a 20% expansion at the San Martin mine are planned during 2004-2005.

      At the Peak mine, during 2004 additional development work will be performed at the Perseverance and New Occidental ore bodies which presently account for 100% of production. Development of the New Cobar underground ore body may commence in 2004, with commercial production possible for 2005. Resource delineation work will also be performed on the Chesney resource, which with the possible development of the New Cobar mine could establish infrastructure to exploit the Chesney resource 600 metres along strike.

      A reserve and mine plan review is scheduled to be completed at Alumbrera by July 2004, as current reserves and mine planning are based on metal prices of US$295 gold and US$0.80 copper. With new mineralization proven in the 2003 drilling program, there is potential to extend the life of Alumbrera in light of current gold and copper prices.

      Capital expenditures planned in 2004 to complete the work discussed above are expected to approximate $57,000,000, of which $22,000,000 will be incurred at Amapari. Luismin’s budgeted expenditures are $21,000,000 of which $6,000,000 relates to Los Filos and $15,000,000 to San Dimas and San Martin. Peak has planned 2004 capital expenditures of $14,000,000.

      In 2004, Wheaton expects to produce approximately 540,000 gold equivalent ounces at a cash cost of less than US$50 per ounce. By 2006, with the Los Filos and Amapari projects in operation, overall production will increase to 900,000 gold equivalent ounces at a cash cost of US$100 per ounce.

      On March 30, 2004, the Company announced a proposed combination with IAMGold which is expected to close in June 2004. The combination will create one of the world’s top ten gold producers. 2004 annualized gold production for the combined company will approximate 1,000,000 gold equivalent ounces at a cash cost of less than US$100 per ounce. By 2006, production will increase by over 30% to 1,300,000 gold equivalent ounces through the development of the Amapari and Los Filos projects and the expansion of IAMGold’s Tarkwa mine in Ghana. The new company will have a strong balance sheet with US$300,000,000 in cash and gold bullion. Proven and probable reserves will increase to 9,000,000 ounces plus additional measured and indicated resources of 4,400,000 ounces and inferred resources of 10,500,000 ounces. In addition, the company will have a large portfolio of exploration projects in the Americas and West Africa.

April 26, 2004

      Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

      This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

WHEATON RIVER MINERALS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

Three Months Ended March 31

		March 31	March 31
	Note	2004	2003

		(US dollars and shares
		in thousands, except per
		share amounts —
		Unaudited)
Sales		$114,134	$17,257

Cost of sales		38,786	9,510
Royalties		2,017	60
Depreciation and depletion		13,268	1,706
Reclamation		256	68

		54,327	11,344

Earnings from mining operations		59,807	5,913

Expenses and other income
General and administrative		3,675	1,993
Interest and finance fees		2,147	12
Exploration		634	299
Amortization		1,278	—
Other expense (income)	4	842	(1,490)

		8,576	814

Earnings before the following		51,231	5,099
Equity in earnings of Minera Alumbrera Ltd		—	516

Earnings before income taxes		51,231	5,615
Income tax expense		(17,560)	(1,551)

Net earnings		$33,671	$4,064

Earnings per share
Basic		$0.06	$0.02

Diluted		$0.05	$0.02

Weighted-average number of shares outstanding
Basic		565,111	244,368
Diluted		650,677	251,494

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD.

CONSOLIDATED BALANCE SHEETS

		March 31	December 31
	Note	2004	2003

		(US dollars and shares in
		thousands — Unaudited)
ASSETS
Current
Cash and cash equivalents		$173,814	$151,878
Appropriated cash		8,821	8,840
Accounts receivable		33,174	31,824
Product inventory and stockpiled ore	5	14,771	16,726
Supplies inventory		10,172	10,083
Other		4,963	5,429

		245,715	224,780
Property, plant and equipment	6	712,544	583,911
Stockpiled ore	5	60,871	60,736
Future income taxes		6,614	7,211
Other	7	13,643	14,367

		$1,039,387	$891,005

LIABILITIES
Current
Accounts payable and accrued liabilities		$29,898	$31,402
Income taxes payable		858	1,062
Current portion of long-term debt	9	82,985	41,000
Other		3,828	3,832

		117,569	77,296
Long-term debt	9	49,798	81,423
Future income taxes		161,883	145,730
Provision for reclamation and closure		19,961	19,604
Future employee benefits and other		10,275	10,834

		359,486	334,887

Shareholders’ Equity
Share purchase options		16,631	877
Contributed surplus		704	600
Share purchase warrants		16,660	—
Share capital
Common shares
Authorized: unlimited shares, no par value; Issued and outstanding: 567,907 (December 31, 2003 — 533,697)		579,532	505,090
Retained earnings		66,374	49,551

		679,901	556,118

		$1,039,387	$891,005

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Three Months Ended March 31, 2004 and Year Ended December 31, 2003

			Share Purchase
	Common Shares		Warrants		Share		Retained
					Purchase	Contributed	Earnings
	Shares	Amount	Warrants	Amount	Options	Surplus	(Deficit)	Total

	(US dollars, shares and warrants in thousands — Unaudited)
At January 1, 2003	190,400	$115,152	—	$—	$410	$600	$(8,108)	$108,054
Share options exercised	6,621	5,431	—	—	—	—	—	5,431
Warrants exercised	9,602	5,192	—	—	—	—	—	5,192
Shares issued	327,074	402,266	—	—	—	—	—	402,266
Share issue costs, net of tax	—	(22,951)	—	—	—	—	—	(22,951)
Fair value of stock options issued to non-employees	—	—	—	—	467	—	—	467
Net earnings	—	—	—	—	—	—	57,659	57,659

At December 31, 2003	533,697	505,090	—	—	877	600	49,551	556,118
Cumulative effect of change in accounting policy (Note 2 (a))	—	1,883	—	—	14,861	104	(16,848)	—
Share options exercised	1,062	565	—	—	(92)	—	—	473
Warrants exercised	148	255	—	—	—	—	—	255
Shares and warrants issued on acquisition of Amapari (Note 3)	33,000	71,885	21,500	16,660	—	—	—	88,545
Share issue costs, net of tax	—	(146)	—	—	—	—	—	(146)
Fair value of stock options issued	—	—	—	—	985	—	—	985
Net earnings	—	—	—	—	—	—	33,671	33,671

At March 31, 2004	567,907	$579,532	21,500	$16,660	$16,631	$704	$66,374	$679,901

Shareholders’ Equity (Note 10)

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

Three Months Ended March 31

		March 31	March 31
	Note	2004	2003

		(US dollars in
		thousands — Unaudited)
Operating Activities
Net earnings		$33,671	$4,064
Reclamation expenditures		(64)	(17)
Items not affecting cash
Depreciation, depletion and amortization		14,546	1,706
Provision for reclamation		256	68
Gain on sale of marketable securities		(42)	(786)
Equity in earnings of Minera Alumbrera Ltd		—	(516)
Future employee benefits		(34)	192
Future income taxes		17,552	1,449
Share purchase option expense		985	84
Other		(1,405)	(28)
Change in non-cash working capital	11	(3,617)	3,536

Cash generated by operating activities		61,848	9,752

Financing Activities
Repayment of long-term debt		(4,645)	—
Common shares issued		728	218,212
Common share issue costs		(146)	(15,514)
Bank loans		—	302

Cash (applied to) generated by financing activities		(4,063)	203,000

Investing Activities
Proceeds on sale of marketable securities, net		84	1,310
Property, plant and equipment		(10,148)	(2,039)
Acquisition of Mineracao Pedra Branco do Amapari, net of cash acquired	3	(25,785)	—
Acquisition of Minera Alumbrera Ltd, net of cash acquired		—	(180,355)
Acquisition of Peak Gold Mines Pty Ltd, net of cash acquired		—	(34,064)

Cash applied to investing activities		(35,849)	(215,148)

Increase (decrease) in cash and cash equivalents		21,936	(2,396)
Cash and cash equivalents, beginning of period		151,878	22,936

Cash and cash equivalents, end of period		$173,814	$20,540

Supplemental cash flow information (Note 11)

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Three Months Ended March 31, 2004
(US dollars — Unaudited)

1.     Description of Business and Nature of Operations

      Wheaton River Minerals Ltd (“Wheaton” or the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Mexico, Argentina and Australia, project developments activities in Mexico and Brazil, and ongoing exploration activities in Mexico and Australia. The Company is in the process of reclaiming the Golden Bear Mine in Canada, which ceased commercial production in 2001.

      On January 9, 2004, the Company acquired the Amapari gold project in northern Brazil (Note 3).

2.     Summary of Significant Accounting Policies

      These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2003 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

(a) Stock-based compensation

      Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

      Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002. The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods. As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders’ equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

      The total compensation expense recognized in the statement of operations for share purchase options granted in the three months ended March 31, 2004 totaled $985,000. Had the same basis been applied to 2003 share purchase options granted, net earnings for the three months ended March 31, 2003 would have been as follows:

March 31, 2003

(In thousands,
except per
share amounts)
Net earnings	$4,064
Additional compensation expense of employees	(1,913)

Pro forma net earnings	$2,151

Pro forma basic and diluted earnings per share	$0.01

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 — 60%), an annual risk free interest rate of 3% (2003 — 4%) and expected lives of three years (2003 — three years).

(b) Derivative instruments

      The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For derivative contracts that have been designated as effective hedges and where the documentation standards as described by Accounting Guideline 13, “Hedging Relationships” (“AcG-13”) have been met, gains or losses are recognized in sales when the hedged production is sold. For derivative contracts that have not been designated as hedges or do not meet the documentation standards under AcG-13, gains or losses arising from the changes in their fair value subsequent to January 1, 2004 are recorded in operations.

(c) Basis of presentation

      These consolidated financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries and investments at March 31, 2004 are listed below:

		Ownership		Operations and Development
Subsidiary	Location	Interest	Status	Projects Owned

Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos gold development project in Mexico
Peak Gold Mines Pty Ltd (“Peak”)	Australia	100%	Consolidated	Peak mine in Australia
Mineracao Pedra Branco do Amapari (“Amapari”)	Brazil	100%	Consolidated	Amapari gold development project in Brazil
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine in Argentina

(d) Investment in Minera Alumbrera Ltd

      On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company’s share of earnings of Alumbrera have been included in the earnings of the Company since that date.

      On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera. As a result of this acquisition, the Company now has joint control over Alumbrera and therefore has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onwards.

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(e) Comparative amounts

      Certain comparative amounts have been reclassified to conform to presentation adopted in 2004.

3.     Acquisition of Amapari Gold Development Project

      On January 9, 2004 the Company acquired a 100% interest in the Amapari gold development project in Brazil for total consideration of $114,649,000 including acquisition costs. Of the purchase price, $25,000,000 was paid in cash and $88,545,000 by way of 33 million Wheaton common shares and 21.5 million Series “B” common share purchase warrants.

      The acquisition of Amapari has been accounted for using the purchase method. The preliminary allocation of the purchase price is summarized in the table below.

(In thousands)

Purchase price:
Cash paid	$25,000
Shares and share purchase warrants issued	88,545
Acquisition costs	1,104

$114,649

Net assets acquired:
Cash	$319
Non-cash working capital	(2,368)
Property, plant and equipment	131,898
Debt, due in 2004 (Note 9 (vi))	(15,200)

$114,649

4.     Other (Expense) Income

	March 31	March 31
	2004	2003

	(In thousands)
Other income is comprised of:
Interest income	$649	$455
Gain on sale of marketable securities	42	786
Foreign exchange (loss) gain	(401)	552
Share purchase option expense	(985)	(84)
Other	(147)	(219)

	$(842)	$1,490

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

5.     Product Inventory and Stockpiled Ore

	March 31	December 31
	2004	2003

	(In thousands)
Stockpiled ore	$62,760	$62,174
Work in process	2,501	2,891
Finished goods	10,381	12,397

	75,642	77,462
Less: non-current stockpiled ore	60,871	60,736

	$14,771	$16,726

      Non-current stockpiled ore is primarily comprised of lower grade ore at Alumbrera, which will be processed later in the mine life. This inventory is valued at the lower of cost and net realizable value.

6.     Property, Plant and Equipment

	March 31, 2004			December 31, 2003

		Accumulated			Accumulated
	Cost	Depletion	Net	Cost	Depletion	Net

	(In thousands)
Mineral properties
Luismin mines, Mexico	$123,338	$(7,905)	$115,433	$120,736	$(6,070)	$114,666
Peak mine, Australia	27,058	(3,484)	23,574	25,672	(2,518)	23,154
Alumbrera mine, Argentina	27,142	(3,060)	24,082	27,142	(2,091)	25,051

	177,538	(14,449)	163,089	173,550	(10,679)	162,871

Plant and equipment
Luismin mines, Mexico	44,548	(4,046)	40,502	42,519	(3,334)	39,185
Peak mine, Australia	18,088	(2,412)	15,676	17,726	(1,736)	15,990
Alumbrera mine, Argentina	248,042	(28,631)	219,411	246,559	(20,553)	226,006
Corporate, Canada	487	(293)	194	456	(261)	195

	311,165	(35,382)	275,783	307,260	(25,884)	281,376

Properties under development
Los Filos project, Mexico	94,252	—	94,252	93,691	—	93,691
El Limón project, Mexico	42,161	—	42,161	42,161	—	42,161
San Pedrito project, Mexico	3,699	—	3,699	3,667	—	3,667
Amapari project, Brazil	133,560	—	133,560	145	—	145

	273,672	—	273,672	139,664	—	139,664

	$762,375	$(49,831)	$712,544	$620,474	$(36,563)	$583,911

Sale of Metates property

      Effective February 25, 2004, the Company sold its 50% interest in the Metates property in Mexico to American Gold Capital Corporation (“American Gold”), a company listed on the TSX Venture Exchange. The Company received 5,000,000 shares of American Gold as consideration, 4,500,000 of which are held in escrow to be released over the period to February 2007. The Company has not recorded a gain on this disposition. Gains on the sale of the shares will be recorded in income when the shares are sold.

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

7.     Other Non-Current Assets

			March 31	December 31
	Note		2004	2003

			(In thousands)
Deferred gold put options	9	(i)	$5,424	$5,786
Deferred debt issue costs	9	(iii)	3,170	3,497
Other			5,049	5,084

			$13,643	$14,367

8.     Bank Credit Line

      The Company has an Aus$5,000,000 ($3,794,000), unsecured, revolving working capital facility for its Peak Mine operations of which $nil was drawn down at March 31, 2004. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

9.     Long-Term Debt

	March 31	December 31
	2004	2003

	(In thousands)
Corporate debt
Term loan(i)	$40,355	$45,000
Revolving working capital facility(ii)	—	—

Total bank indebtedness(iii)	40,355	45,000
Promissory note(iv)	19,443	19,443

	59,798	64,443
Non-recourse project debt
Alumbrera (Wheaton’s 37.5% share)(v)	57,785	57,980
Amapari(vi)	15,200	—

	132,783	122,423
Less: current portion	82,985	41,000

	$49,798	$81,423

(i)	The bank term loan bears interest at LIBOR plus 2.75% and has a maturity date of June 30, 2007. Principal repayments are due on a semi-annual basis and are comprised of (a) a minimum amount ($5,000,000 every six months, increasing to $7,500,000 on December 31, 2005); plus (b) 25% of the excess of the Company’s consolidated net cash flows over the consolidated debt service for the period. The Company may repay the term loan prior to maturity without penalty.

During 2003 the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the gold price. At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%.

Under the terms of the loan agreement, the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008. The cost of $5,786,000 was deferred and is amortized against income as the options expire or are exercised. An amount of $362,000 has been amortized to March 31, 2004 (December 31, 2003 -$nil). The fair value of the 656,280 ounces of unexpired put options at March 31, 2004 was $885,000.

(ii)	The bank revolving working capital facility bears interest at LIBOR plus 3% and may be drawn down to a maximum of $25,000,000 prior to December 31, 2007, thereupon reduced to $15,000,000 until maturity date, June 30, 2008.

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

(iii)	The bank indebtedness is secured by corporate guarantees of Luismin and Peak. Debt issue costs of $4,242,000 were deferred and are being amortized to earnings over the term of the debt. An amount of $1,072,000 has been amortized to March 31, 2004 (December 31, 2003 — $745,000).

(iv)	The promissory note is due to Rio Algom, bears interest at LIBOR plus 2% and has a maturity date of May 30, 2005. The note is secured by the Company’s 12.5% indirect interest in Alumbrera acquired during June 2003 from Rio Algom. Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired from Rio Algom. The promissory note is redeemable prior to maturity without penalty.

(v)	The Alumbrera project debt was incurred to finance the construction and operation of the Alumbrera Mine. The debt is formalized by a Common Security Agreement between Alumbrera, the owners of Alumbrera, and a consortium of commercial banks that was originally signed on February 26, 1997. There are certain pledges and mortgages associated with this agreement that apply to Alumbrera’s assets. The project debt is non-recourse to the Company and bears interest at LIBOR plus 1.5% to 1.75%.

Under the project debt agreement, Alumbrera is required to maintain a Senior Debt Reserve Account in a segregated offshore trust account which is used to set aside funds for the servicing of upcoming, scheduled long-term debt repayments. The Company’s 37.5% interest in these funds is disclosed in these financial statements as appropriated cash and at March 31, 2004 amounted to $8,821,000.

During May 2004, Alumbrera provided to the debt holders irrevocable notice of its intention to repay 100% of the debt during May 2004 out of cash on hand. Accordingly, the Company has recorded its entire share of the remaining debt balance at March 31, 2004 as current.

(vi)	Amapari project debt acquired is due to Anglogold Brasil Ltda, bears interest at the United States Consumer Price Index and is due in August 2004. The debt is secured by a corporate guarantee of Amapari and is non-recourse to the Company.

(vii)	Scheduled minimum repayments of the Company’s long-term debt are as follows:

	Corporate	Project	Total

	(In thousands)
2004	$10,000	$72,985	$82,985
2005	31,943	—	31,943
2006	15,000	—	15,000
2007	2,855	—	2,855

	$59,798	$72,985	$132,783

10.     Shareholders’ Equity

(a) Warrants exercised

      During the period, 147,800 warrants were exercised for common shares with an average exercise price of Cdn$2.27 per share for total proceeds of $255,000. The warrants were originally issued between August 2002 and January 2004 and were due to expire between May 2007 and August 2008.

(b) Share purchase options

      During the period, the Company granted 825,000 share purchase options at an average exercise price of Cdn$3.74 and which expire between March 2008 and February 2009.

      During the period, 1,062,202 share options were exercised for common shares with an average exercise price of Cdn$0.69 per share for total proceeds of $565,000. The share options were originally issued between March 2000 and June 2003 and were due to expire between January 2004 and June 2008.

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

11.     Supplemental cash Flow Information

	March 31	March 31
	2004	2003

	(In thousands)
Change in non-cash working capital
Accounts receivable	$(1,298)	$2,826
Product inventory and stockpiled ore	1,820	520
Supplies inventory	(89)	(245)
Accounts payable and accrued liabilities	(1,614)	641
Income taxes payable	(241)	(97)
Other	(2,195)	(109)

	$(3,617)	$3,536

Non-cash financing and investing activities
Shares and share purchase warrants issued on acquisition of Amapari (Note 3)	$88,545	$—
Marketable securities received on sale of property, plant and equipment	—	142
Operating activities included the following cash payments
Interest paid	$2,257	$—
Income taxes paid	8	62

12.     Segmented Information

      The Company’s reportable operating and geographical segments are summarized in the table below. Information pertaining to Luismin, Los Filos and El Limón is reported as one segment, being “Mexico”.

	March 31, 2004

	Mexico	Australia	Argentina	Brazil	Corporate	Consolidated

	(In thousands)
Statements of Operations
Sales	$23,715	$15,307	$75,112	$—	$—	$114,134

Cost of sales	10,706	8,540	19,540	—	—	38,786
Depreciation and depletion	2,547	1,642	9,047	—	32	13,268
Other	59	532	1,682	—	—	2,273

	13,312	10,714	30,269	—	32	54,327

Earnings from mining operations	10,403	4,593	44,843	—	(32)	59,807
General and administrative expenses	(1,234)	—	—	—	(2,441)	(3,675)
Interest and finance fees	(15)	—	(877)	—	(1,255)	(2,147)
Other (expenses) income	92	(441)	104	108	(2,617)	(2,754)

Earnings before income taxes	9,246	4,152	44,070	108	(6,345)	51,231
Income tax (expense) recovery	(3,605)	(914)	(13,221)	—	180	(17,560)

Net earnings	$5,641	$3,238	$30,849	$108	$(6,165)	$33,671

Capital asset expenditures	$5,224	$1,748	$1,483	$1,662	$31	$10,148

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	March 31, 2003

	Mexico	Australia	Argentina	Brazil	Corporate	Consolidated

	(In thousands)
Statements of Operations
Sales	$15,653	$1,604	$—	$—	$—	$17,257

Cost of sales	7,912	1,598	—	—	—	9,510
Depreciation and depletion	1,493	202	—	—	11	1,706
Other	70	58	—	—	—	128

	9,475	1,858	—	—	11	11,344

Earnings from mining operations	6,178	(254)	—	—	(11)	5,913
General and administrative expenses	(1,088)	—	—	—	(905)	(1,993)
Interest and finance fees	(11)	—	—	—	(1)	(12)
Other (expenses) income	(549)	—	—	—	1,740	1,191
Equity in earnings of Minera Alumbrera Ltd	—	—	—	—	516	516

Earnings before income taxes	4,530	(254)	—	—	1,339	5,615
Income tax (expense) recovery	(1,217)	133	—	—	(467)	(1,551)

Net earnings	$3,313	$(121)	$—	$—	$872	$4,064

Capital asset expenditures	$2,011	$—	$—	$—	$28	$2,039

	March 31, 2004

	Mexico	Australia	Argentina	Brazil	Corporate	Consolidated

	(In thousands)
Balance Sheets
Cash and cash equivalents	$13,878	$3,873	$105,990	$1,476	$48,597	$173,814
Other current assets	10,940	5,515	54,286	72	1,088	71,901
Property, plant and equipment	296,047	39,250	243,493	133,560	194	712,544
Other non-current assets	4,345	5,023	59,776	—	11,984	81,128

Total Assets	$325,210	$53,661	$463,545	$135,108	$61,863	$1,039,387

Current liabilities other than long-term debt	$11,699	$5,001	$15,994	$303	$1,587	$34,584
Long-term debt	—	—	57,785	15,200	59,798	132,783
Other non-current liabilities	102,806	7,605	80,387	—	1,321	192,119
Inter-company balances	189,272	32,540	235,374	119,497	(576,683)	—
Shareholders’ equity	21,433	8,515	74,005	108	575,840	679,901

Total Liabilities and Shareholders’ Equity	$325,210	$53,661	$463,545	$135,108	$61,863	$1,039,387

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	December 31, 2003

	Mexico	Australia	Argentina	Brazil	Corporate	Consolidated

	(In thousands)
Balance Sheets
Cash and cash equivalents	$7,762	$521	$56,054	$—	$87,541	$151,878
Other current assets	9,520	5,666	56,420	—	1,296	72,902
Property, plant and equipment	293,370	39,144	251,057	—	340	583,911
Other non-current assets	4,619	6,098	59,170	—	12,427	82,314

Total Assets	$315,271	$51,429	$422,701	$—	$101,604	$891,005

Current liabilities other than long-term debt	$10,932	$5,418	$18,345	$—	$1,601	$36,296
Long-term debt	—	—	57,980	—	64,443	122,423
Other non-current liabilities	99,240	7,767	67,847	—	1,314	176,168
Inter-company balances	189,307	32,967	235,373	—	(457,647)	—
Shareholders’ equity	15,792	5,277	43,156	—	491,893	556,118

Total Liabilities and Shareholders’ Equity	$315,271	$51,429	$422,701	$—	$101,604	$891,005

13.     Subsequent Event

      On March 30, 2004, IAMGold Corporation (“IAMGold”) and Wheaton announced that their boards of directors had unanimously agreed to combine IAMGold and Wheaton under the name Axiom Gold Corporation (“Axiom”). Under the terms of the agreement, each IAMGold share will become an Axiom share and each Wheaton share will be exchanged for 0.55 of an Axiom share. As a result of the proposed transaction, the combined company will be held 32% by existing IAMGold shareholders and 68% by existing Wheaton shareholders. Under the terms of the agreement, each Wheaton warrant or stock option which gives the holder the right to acquire a common share of Wheaton when presented for exercise will be exchanged for 0.55 of a common share of Axiom.

      The business combination will be accounted for as a reverse takeover purchase transaction, with Wheaton, for accounting purposes, being identified as the acquirer and IAMGold as the acquiree. As a result, IAMGold’s assets and liabilities are fair valued and added to Wheaton’s balance sheet at the date of the transaction. The value of IAMGold’s outstanding common shares is determined as if the inverse exchange ratio of 1:0.55 had been used to issue the equivalent number of Wheaton River common                      shares (i.e. 145,536,179/0.55 or 264,611,235 deemed common shares). The deemed Wheaton shares issued are valued at a price of $3.06 (Cdn$4.00) per share being the average common share price of Wheaton four days before, the day of, and four days after the date of announcement less an amount for deemed share issue costs.

      An estimated allocation of the purchase price summarized in the table below is based on the consolidated financial statements of IAMGold as at December 31, 2003. The fair value of the net assets of

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

IAMGold will ultimately be determined at the date of closing of the transaction. Therefore, it is likely that these will vary from those shown below and the differences may be material.

(In thousands)

Purchase price:
145,536,179 Axiom common shares	$809,675
Stock options of IAMGold	14,692
Acquisition costs	12,000

$836,367

Net assets acquired:
Cash and cash equivalents	$61,675
Non-cash working capital	67,739
Other long-term assets	22,963
Equity investments in mine properties	132,723
Royalty interests	75,092
Property, plant and equipment	271,988
Goodwill	300,067
Rehabilitation provision	(4,697)
Long-term debt	(11,342)
Future income taxes, net	(83,589)
Deferred stock-based compensation	3,748

$836,367

      Acquisition costs, above, include financial advisory fees of $5 million, payable to Endeavour Financial Corporation (a company with two directors in common) on successful completion of the combination.

      The combination of the Company and IAMGold is subject to, among other things, regulatory and shareholder approvals which are expected to be received in June 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF RESULTS OF

OPERATIONS AND FINANCIAL CONDITION
Three Months Ended March 31, 2004

      This Management’s Discussion and Analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the three months ended March 31, 2004 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2003 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of May 10, 2004.

FIRST QUARTER HIGHLIGHTS

•	Record net earnings of $33.7 million ($0.06 per share) for the three months, compared with $4.1 million ($0.02 per share) in 2003.

•	Operating cash flows of $61.8 million for the three months (2003 — $9.8 million).

•	Sales of 156,500 gold equivalent ounces and 42.9 million pounds of copper (2003 — 55,600 gold equivalent ounces and 3.6 million pounds of copper).

•	Total cash costs of minus $67 per gold equivalent ounce (2003 — $175).

•	Cash and cash equivalents at March 31, 2004 of $173.8 million (December 31, 2003 — $151.9 million).

•	Amapari acquisition finalized.

      • Wheaton and IAMGold Corporation announce a proposed business combination to create one of the ten largest gold producers in the world, to be named Axiom Gold Corporation.

OVERVIEW

      Wheaton River Minerals Ltd. (“Wheaton” or the “Company”) is a growth-oriented precious metals mining company with operations in Mexico, Argentina, Brazil and Australia.

      During 2002, Wheaton acquired the Luismin gold/silver mines in Mexico, followed by the 2003 acquisition of a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina and 100% of the Peak gold mine in Australia. In addition, the Company acquired the Los Filos gold project in Mexico and in January, 2004, the Amapari gold project in northern Brazil.

      On March 30, 2004, the Company announced a proposed combination with IAMGold Corporation (“IAMGold”) that will be completed by way of a plan of arrangement whereby each share of the Company will be exchanged for 0.55 of an IAMGold share. As a result of the proposed transaction, the combined company will be held 68% by existing Wheaton shareholders and 32% by existing IAMGold shareholders (74% and 26% respectively, on a fully diluted basis). The combination is subject to receipt of all requisite regulatory approvals, third party consents and other conditions customary in transactions of this nature. The combination must be approved by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the shareholders of IAMGold. The shareholder meetings will be held on June 8, 2004, with the transaction expected to close shortly thereafter. In certain circumstances, including if the combination does not occur as a result of one of the parties accepting a superior proposal from a competing bidder, then the party which accepted the superior proposal will be required to pay a fee equal to three percent of its market capitalization to the other party.

Summarized Financial Results

	March 31		December 31		September 30		June 30

	2004	2003	2003	2002	2003	2002	2003	2002

(Notes 2, 3 and 4)
Sales ($000’s)	$114,134	$17,257	$103,420	$17,938	$63,142	$15,840	$28,814	$915
• Gold (ounces)	129,700	35,100	136,200	32,300	105,400	25,900	92,600	1,500
• Silver (ounces)	1,612,900	1,561,900	1,475,900	1,672,200	1,515,900	1,445,800	1,500,500	90,900
• Gold equivalent (ounces) (Note 1)	156,500	55,600	156,000	55,600	126,100	47,800	112,400	2,900
• Copper (lbs)	42,879,500	3,551,000	53,731,500	—	28,296,800	—	28,139,400	—
Net earnings ($000’s)	$33,671	$4,064	$27,818	$2,577	$14,689	$949	$11,088	$1,814
Earnings per share
• basic	$0.06	$0.02	$0.06	$0.01	$0.03	$0.01	$0.03	$0.02
• diluted	$0.05	$0.02	$0.05	$0.01	$0.03	$0.01	$0.03	$0.02
Cash flow from operations ($000’s)	$61,848	$9,752	$64,483	$5,631	$31,453	$(2,663)	$20,990	$2,443
Average realized gold price ($’s per ounce)	$412	$347	$385	$323	$366	$331	$353	$299
Average realized silver price ($’s per ounce)	$6.78	$4.64	$5.29	$4.51	$5.00	$4.60	$4.61	$4.47
Average realized copper price ($’s per lb)	$1.33	$0.68	$0.96	$—	$0.81	$—	$0.74	$—
Total cash costs (per gold equivalent ounce) (Note 5)	$(67)	$175	$(39)	$186	$98	$182	$90	$176
Cash and cash equivalents ($000’s)	$173,814	$20,540	$151,978	$22,936	$128,037	$18,953	$55,140	$22,310
Total assets ($000’s)	$1,039,387	$377,267	$891,005	$152,098	$711,648	$150,933	$618,419	$159,117
Long-term debt ($000’s)	$132,783	$—	$122,423	$—	$152,342	$—	$177,342	$—
Shareholders’ equity($000’s)	$679,901	$314,900	$556,118	$108,054	$436,773	$105,481	$331,038	$103,162

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended March 31, 2004, the equivalency ratio was 60 ounces of silver equals one ounce of gold sold (March 31, 2003 – 76).

(2)	Includes Peak’s results from March 18, 2003 onwards.

(3)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards. Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)	Includes Luismin’s results from June 19, 2002 onwards.

(5)	The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

     Net earnings for the three months ended March 31, 2004 totaled $33,671,000 ($0.06 per share), on sales of $114,134,000. The comparable period in 2003 included the operating results of Luismin and two weeks of Alumbrera and Peak, with net earnings of $4,064,000 ($0.02 per share) on sales of $17,257,000.

RESULTS OF OPERATIONS

	Three Months Ended March 31, 2004

	Luismin	Peak	Alumbrera	Amapari	Corporate	Total

	(Note 1)	(Note 2)	(Note 4)
Sales ($000’s)	$23,715	$15,307	$75,112	$—	$—	$114,134
• Gold (ounces)	32,400	33,400	63,900	—	—	129,700
• Silver (ounces)	1,612,900	—	—	—	—	1,612,900
• Gold equivalent (ounces) (Note 1)	59,200	33,400	63,900	—	—	156,500
• Copper (lbs)	—	2,592,200	40,287,300	—	—	42,879,500
Net earnings (loss) ($000’s)	$5,641	$3,238	$30,849	$108	$(6,165)	$33,671
Average realized gold price ($’s per ounce)	$410	$405	$417	$—	$—	$412
Average realized silver price ($’s per ounce)	$6.78	$—	$—	$—	$—	$6.78
Average realized copper price ($’s per lb)	$—	$1.29	$1.33	$—	$—	$1.33
Total cash costs (per gold equivalent ounce)	$170	$217	$(435)	$—	$—	$(67)

	Three Months Ended March 31, 2003

	Luismin	Peak	Alumbrera	Amapari	Corporate	Total

	(Note 1)	(Note 2)	(Notes 3 and 4)
Sales ($000’s)	$15,653	$1,604	$—	$—	$—	$17,257
• Gold (ounces)	25,600	4,800	4,700	—	—	35,100
• Silver (ounces)	1,561,900	—	—	—	—	1,561,900
• Gold equivalent (ounces) (Note 1)	46,100	4,800	4,700	—	—	55,600
• Copper (lbs)	—	—	3,551,000	—	—	3,551,000
Net earnings (loss) ($000’s)	$3,313	$(121)	$516	$—	$356	$4,064
Average realized gold price ($’s per ounce)	$353	$331	$301	$—	$—	$347
Average realized silver price ($’s per ounce)	$4.64	$—	$—	$—	$—	$4.64
Average realized copper price ($’s per lb)	$—	$—	$0.68	$—	$—	$0.68
Total cash costs (per gold equivalent ounce)	$185	$330	$(81)	$—	$—	$175

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended March 31, 2004 the equivalency ratio was 60 ounces of silver equals one ounce of gold sold (March 31, 2003 — 76).

(2)	Peak results include the Company’s 100% interest from March 18, 2003 onwards. The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(3)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results from March 18, 2003 onwards. During the first quarter of 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera in 2004 would be $111 per ounce of gold and $0.48 per pound of copper.

OPERATIONAL REVIEW

Luismin Mines

	March 31	December 31	September 30	June 30	March 31
	2004	2003	2003	2003	2003

• Ore mined (tonnes)	180,800	181,800	186,300	184,500	189,800
• Ore milled (tonnes)	209,800	176,000	182,800	181,900	183,900
• Grade (grams/tonne)
— Gold	5.19	5.21	5.01	4.54	4.43
— Silver	266.00	291.15	285.88	288.92	291.23
• Recovery (%)
— Gold	94	97	97	96	96
— Silver	90	90	91	91	90
• Production (ounces)
— Gold	32,700	28,100	28,300	25,400	25,100
— Silver	1,615,500	1,483,300	1,520,700	1,527,600	1,554,700
— Gold equivalent (Note 1)	59,100	48,000	49,200	45,600	45,700
• Sales ($’000’s)	$23,715	$18,343	$17,152	$15,103	$15,653
— Gold (ounces)	32,400	28,100	27,600	25,000	25,600
— Silver (ounces)	1,612,900	1,475,900	1,515,900	1,500,500	1,561,900
— Gold equivalent (ounces) (Note 1)	59,200	47,900	48,300	44,800	46,100
• Net earnings ($’000’s)	$5,641	$577	$4,145	$2,768	$3,313
• Average realized gold price ($’s per ounce)	$410	$393	$366	$350	$353
• Average realized silver price ($’s per ounce)	$6.78	$5.29	$5.00	$4.61	$4.64
• Total cash costs (per gold equivalent ounce)	$170	$179	$180	$200	$185

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended March 31, 2004 the equivalency ratio was 60 ounces of silver equals one ounce of gold sold (March 31, 2003 — 76).

     During the first quarter of 2004, the Luismin gold/silver operations in Mexico sold 59,200 gold equivalent ounces, compared with sales of 46,100 gold equivalent ounces in the same period of 2003. This 28% increase in sales of gold equivalent ounces was primarily due to increased gold grades processed. In addition, the average realized gold price increased by 16% to $410 per ounce, as compared with the same quarter in 2003, and the average realized silver price increased by 46%, resulting in increased sales from $15,653,000 in 2003 to $23,715,000 in 2004.

      Total cash costs were $170 per gold equivalent ounce in the first quarter of 2004, compared with $185 during 2003. The primary reason for this decrease was the increased gold grades processed.

      General and administrative expenses for the first quarter of 2004 were $1,234,000 compared to $1,088,000 in the same period of 2003.

      Luismin owns a significant number of exploration properties, several of which are being explored and funded by joint venture partners. Luismin exploration expense in the first quarter was $285,000 compared with $225,000 in 2003.

      Luismin paid no significant cash taxes during the first quarter of 2004.

Peak Mine

	March 31	December 31	September 30	June 30	March 31
	2004	2003	2003	2003	2003

					(Note 2)
• Ore mined (tonnes)	178,300	219,200	352,700	247,500	20,000
• Ore milled (tonnes)	170,800	153,100	157,500	157,200	25,300
• Grade
— Gold (grams/tonne)	6.44	5.93	7.81	6.56	6.14
— Copper (%)	0.83	0.54	0.53	0.49	—
• Recovery (%)
— Gold	91	88	85	87	85
— Copper	82	77	84	67	—
• Production
— Gold (ounces)	32,100	25,700	33,600	28,900	4,100
— Copper (lbs)	2,578,900	1,396,800	1,438,100	778,700	—
• Sales
— ($’000’s)	$15,307	$10,756	$14,639	$9,475	$1,604
— Gold (ounces)	33,400	26,500	39,200	26,700	4,800
— Copper (lbs)	2,592,200	1,121,100	1,843,000	—	—
• Net earnings (loss) ($’000’s)	$3,238	$2,379	$1,721	$1,298	($121)
• Average realized gold price ($’s per ounce)	$405	$391	$365	$355	$331
• Average realized copper price ($’s per lb)	$1.29	$0.90	$0.80	$—	$—
• Total cash costs (per ounce) (Note 1)	$217	$302	$223	$221	$330

(1)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(2)	Peak results include the Company’s 100% interest from March 18, 2003 onwards.

     Peak sold 33,400 ounces of gold and 2.6 million lbs of copper during the three months ended March 31, 2004, compared with 4,800 ounces of gold in the two weeks following acquisition to March 31, 2003.

      Total cash costs averaged $217 per ounce (net of by-product copper sales revenue) during the quarter, compared with $330 per ounce during the comparative quarter in 2003. The 2003 costs were abnormally high, as a result of treating lower grade ore from open pit operations.

      No significant cash taxes were paid during the first quarter of 2004.

Alumbrera Mine (Wheaton interest — 37.5%)

	March 31	December 31	September 30	June 30	March 31
	2004	2003	2003	2003	2003

	(Wheaton’s share only)
					(Note 2)
• Ore mined (tonnes)	2,836,900	2,409,000	2,219,300	2,171,700	322,700
• Ore milled (tonnes)	3,171,400	3,415,000	3,043,100	2,235,400	330,800
• Grade
— Gold (grams/tonne)	0.80	0.94	0.83	0.81	0.57
— Copper (%)	0.58	0.69	0.67	0.69	0.52
• Recovery (%)
— Gold	77	74	73	74	79
— Copper	91	89	89	89	91
• Production
— Gold (ounces)	62,800	75,900	59,000	43,300	4,800
— Copper (lbs)	36,512,700	47,098,200	39,895,700	29,912,800	3,457,100
• Sales
— ($’000’s)	$75,112	$74,320	$31,351	$4,236	$—
— Gold (ounces)	63,900	81,600	38,600	40,900	4,700
— Copper (lbs)	40,287,300	52,610,400	26,453,800	28,139,400	3,551,000
• Net earnings ($’000’s)	$30,849	$26,015	$8,919	$7,706	$516
• Average realized gold price ($’s per ounce)	$417	$379	$366	$355	$301
• Average realized copper price ($’s per lb)	$1.33	$0.96	$0.81	$0.74	$0.68
• Total cash costs (per ounce) (Note 1)	$(435)	$(277)	$(132)	$(112)	$(81)

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, first quarter 2004 average total cash costs at Alumbrera would be $111 per ounce of gold and $0.48 per pound of copper.

(2)	Includes with the exception of sales, 25% of Alumbrera’s total operating results from March 18, 2003 onwards. During the first quarter of 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

     Wheaton’s share of Alumbrera’s first quarter 2004 sales amounted to 63,900 ounces of gold and 40.3 million lbs of copper, compared with 4,700 ounces of gold and 3.6 million lbs of copper in the two weeks following acquisition to March 31, 2003. The 2004 average realized copper price of $1.33 per lb was significantly higher than the 2003 price of $0.68 per lb and was the primary reason for the reduction in 2004 total cash costs, which are presented net of by-product copper sales revenue.

      No significant cash taxes were paid in the first quarter of 2004.

Corporate

	March 31	March 31
	2004	2003

	(In thousands)
General and administrative expenses	$(2,441)	$(905)
Interest and finance fees	(1,255)	(1)
Gain on sale of marketable securities	42	786
Foreign exchange (loss) gain	(534)	912
Share purchase option expense	(985)	(84)
Other	(1,172)	115

(Loss) earnings before income taxes	(6,345)	823
Income tax (expense) recovery	180	(467)

Corporate net (loss) earnings	$(6,165)	$356

      General and administrative expenses in the first quarter of 2004 totaled $2,441,000 compared with $905,000 in 2003, reflecting the increased level of corporate activity compared with 2003.

      Interest and finance fees were $1,255,000 in 2004, as a result of the June 24, 2003 debt financing of the acquisition of an additional 12.5% interest in Alumbrera. The 2004 foreign exchange loss of $534,000 resulted from the weakening of Canadian dollar denominated cash deposits against the US dollar during the period, whereas in 2003 the Canadian dollar strengthened against the US dollar and the Company recognized a $912,000 foreign exchange gain.

      Effective January 1, 2004, the Company retroactively adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-based Payments”, whereby the fair value of all stock options granted are estimated using the Black-Scholes method and are recorded in operations over their vesting periods. In 2003, stock-based awards made to non-employees of $84,000 were recognized and measured using the fair value based method at the date of grant, whereas for stock options granted to employees and directors, no expense was recorded. The amended recommendations have been applied retroactively from January 1, 2002 in the financial statements, without restatement of prior periods. As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders’ equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

      The total compensation expense recognized in the statement of operations for share purchase options granted in the three months ended March 31, 2004 totaled $985,000. Had the same basis been applied to 2003 share purchase options granted, net earnings for the three months ended March 31, 2003 would have been as follows:

March 31 2003

(In thousands, except
per share amounts)
Net earnings	$4,064
Additional compensation expense of employees	(1,913)

Pro forma net earnings	$2,151

Pro forma basic and diluted earnings per share	$0.01

      Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 — 60%), an annual risk free interest rate of 3% (2003 — 4%) and expected lives of three years (2003 — three years).

      No significant cash taxes were paid in Canada in the first quarter of 2004.

Non GAAP measures — total cash cost per gold equivalent ounce calculation

      The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	March 31	March 31
	2004	2003

	(In thousands, except
	per ounce amounts)
Cost of sales per financial statements	$38,786	$9,510
Alumbrera equity adjustment (Note 1)	—	(402)
Treatment and refining charges	7,650	598
Non-cash adjustments	(1,216)	—
By-product copper sales	(57,763)	—
Royalties	2,017	60

	$(10,526)	$9,766

Divided by gold equivalent ounces sold	156,500	55,600
Total cash cost per ounce	$(67)	$175

(1)	Total cash costs are calculated as if the Company’s initial acquisition of a 25% interest in Alumbrera had been accounted for on a proportionately consolidated basis. The consolidated financial statements however present the initial 25% interest using the equity method until the Company increased its interest to 37.5% on June 24, 2003, and thereafter accounted for its interest on a proportionately consolidated basis.

Liquidity and Capital Resources

      At March 31, 2004 the Company had cash and cash equivalents of $173,814,000 (December 31, 2003 — $151,878,000) and working capital of $128,146,000 (December 31, 2003 — $147,484,000).

      In the opinion of management, the working capital at March 31, 2004, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

      Total assets increased to $1,039,387,000 at March 31, 2004 from $891,005,000 at December 31, 2003. Contributing to the growth was the January 9, 2004 acquisition of the Amapari gold project located in northern Brazil for $25,000,000 in cash, 33,000,000 Wheaton River common shares and 21,500,000 Wheaton River Series “B” common share purchase warrants. Based upon the trading price of the common shares and warrants at the time of closing, this represents aggregate consideration of approximately $114,649,000, including $1,104,000 of acquisition costs. During 2004, the Company is required to make additional cash payments of $15,200,000 to repay debt.

      During the quarter, the Company generated operating cash flows of $61,848,000, compared with $9,752,000 during the first quarter of 2003.

      During the three months ended March 31, 2004, the Company repaid long-term debt in the amount of $4,645,000 and invested a total of $10,148,000 in property, plant and equipment, including expenditures of $5,224,000 at the Luismin operations, $1,748,000 at Peak, $1,483,000 at Alumbrera and $1,662,000 at Amapari.

      As of May 10, 2004, there were 568,220,638 common shares of the Company issued and outstanding. In addition, the Company had 23,936,161 stock options outstanding under its share option plan and 176,660,019 share purchase warrants outstanding.

Derivative instruments

      The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates.

      Under the terms of the Company’s $50,000,000 bank term loan negotiated in 2003, the Company acquired put options to sell gold at a price of $300 per ounce during the period from January 2004 to June 2008. At March 31, 2004, the Company held put options to sell 656,280 ounces of gold and the fair value of these options was $885,000.

      During 2003, the Company entered into a gold-indexed interest rate swap transaction, whereby the effective interest rate on the bank term loan varies in relationship to the price of gold. At a minimum gold price of $300 per ounce or less, the effective interest rate will be approximately 0.4% and at a maximum gold price of $410 or higher, the effective interest rate will be 9.5%. At March 31, 2004 the fair value of the gold-indexed interest rate swap was $(2,043,000).

Long-term debt repayment schedule

      Scheduled minimum repayments of the Company’s long-term debt are as follows:

	Corporate	Project	Total

	(In thousands)
2004	$10,000	$72,985	$82,985
2005	31,943	—	31,943
2006	15,000	—	15,000
2007	2,855	—	2,855

	$59,798	$72,985	$132,783

      During May 2004, Alumbrera provided to its debt holders irrevocable notice of its intention to repay 100% of the debt during May 2004 out of cash on hand. Accordingly, the Company has recorded its entire share of the remaining debt balance at March 31, 2004 as current.

Contractual obligations

      Commitments exist at Alumbrera, Peak and Amapari for capital expenditures in 2004 of $12,800,000. The Company rents premises and leases equipment under operating leases that expire over the next nine years. Operating lease expense in the first quarter of 2004 was $411,000 (2003 — $514,000). Following is a schedule of future minimum rental and lease payments required:

(In thousands)

2004	$1,232
2005	858
2006	357
2007	232
2008	194

2,873
Thereafter	624

Total minimum payments required	$3,497

Related party transactions

      In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation (“Endeavour”), a corporation with two directors in common. Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings. During the first quarter of 2004, Endeavour was paid consulting and financial advisory fees of $30,000 (2003 — $673,000).

      In addition, acquisition costs related to the proposed combination with IAMGold include financial advisory fees of $5 million, payable to Endeavour on successful completion of the combination.

OUTLOOK

      On January 9, 2004, the Company acquired the Amapari gold project located in northern Brazil. Construction of an open pit heap leach operation has commenced, and site clearing, access road construction and foundation preparation are underway for the process facilities. Condemnation and final delineation drilling is in process, and further exploration is planned for the second half of 2004. Production is planned to commence during the fourth quarter of 2005.

      The Company has planned capital expenditures for the remainder of 2004 of approximately $47,000,000. Of these, approximately $20,000,000 will be incurred at Amapari, $11,000,000 at Peak, and $16,000,000 at the Luismin operations of which $5,000,000 relates to Los Filos and $11,000,000 to San Dimas and San Martin.

      A reserve and mine plan review is scheduled to be completed at Alumbrera by July 2004, as current reserves and mine planning are based on metal prices of US$295 gold and US$0.80 copper. With new mineralization defined in the 2003 drilling program, there is potential to extend the life of Alumbrera in light of current gold and copper prices.

      In 2004, Wheaton expects to produce approximately 540,000 gold equivalent ounces at a cash cost of less than US$50 per ounce. By 2006, with the Los Filos and Amapari projects in operation, overall production will increase to 900,000 gold equivalent ounces at a cash cost of less than US$100 per ounce.

      On March 30, 2004, the Company announced a proposed combination with IAMGold which is expected to close on or about June 15, 2004. The combination will create one of the world’s ten largest gold producers, with 2004 annualized gold production for the combined company of approximately 1,000,000 gold equivalent ounces at a cash cost of less than US$100 per ounce. By 2006, production will increase by over 30% to 1,300,000 gold equivalent ounces through the development of the Amapari and Los Filos projects and the expansion of IAMGold’s Tarkwa mine in Ghana. The new company will have a strong balance sheet with approximately US$300,000,000 in cash and cash equivalents and gold bullion. Proven and probable reserves will increase to 9,000,000 ounces plus additional measured and indicated resources of 4,400,000 ounces and inferred resources of 10,500,000 ounces. In addition, the company will have a large portfolio of exploration projects in the Americas and West Africa.

      Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

      This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

WHEATON RIVER MINERALS LTD.

CONSOLIDATED STATEMENTS OF OPERATIONS

		Three Months Ended		Six Months Ended
		June 30		June 30

	Note	2004	2003	2004	2003

		(US dollars and shares in thousands, except per share
		amounts — Unaudited)
Sales		$89,268	$28,814	$202,472	$46,071

Cost of sales		35,017	15,242	73,803	24,846
Royalties		777	365	2,794	425
Depreciation and depletion		10,807	3,911	24,043	5,553
Reclamation		253	166	509	234

		46,854	19,684	101,149	31,058

Earnings from mining operations		42,414	9,130	101,323	15,013

Expenses and other income
General and administrative		2,734	2,307	6,409	4,291
Interest and finance fees		2,361	395	3,939	407
Exploration		790	604	1,424	903
Amortization		870	78	1,819	142
Merger costs written off	4	2,811	—	2,811	—
Other expense (income)	5	1,028	(339)	1,870	(1,913)

		10,594	3,045	18,272	3,830

Earnings before the following		31,820	6,085	83,051	11,183
Equity in earnings of Minera Alumbrera Ltd.		—	6,808	—	7,324

Earnings before income taxes		31,820	12,893	83,051	18,507
Income tax expense		10,700	1,805	28,260	3,355

Net earnings		$21,120	$11,088	$54,791	$15,152

Earnings per share
Basic		$0.04	$0.03	$0.10	$0.05

Diluted		$0.03	$0.03	$0.08	$0.04

Weighted-average number of shares outstanding
Basic		568,078	425,937	566,687	336,150
Diluted		653,674	433,253	652,149	343,372

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD.

CONSOLIDATED BALANCE SHEETS

		June 30	December 31
	Note	2004	2003

		(US dollars and shares in
		thousands — Unaudited)
ASSETS
Current
Cash and cash equivalents		$103,482	$151,878
Appropriated cash		—	8,840
Marketable securities	6	32,343	1,142
Accounts receivable		34,864	31,824
Product inventory and stockpiled ore	7	15,818	16,726
Supplies inventory		9,952	10,083
Other		2,954	4,287

		199,413	224,780
Property, plant and equipment	8	719,546	583,911
Stockpiled ore	7	59,427	60,736
Future income taxes		7,131	7,211
Other	9	15,644	14,367

		$1,001,161	$891,005

LIABILITIES
Current
Accounts payable and accrued liabilities		$27,943	$31,402
Income taxes payable		1,721	1,062
Current portion of long-term debt	10	4,308	41,000
Other		3,512	3,832

		37,484	77,296
Long-term debt	10	61,155	81,423
Future income taxes		171,723	145,730
Provision for reclamation and closure		19,110	19,604
Future employee benefits and other		9,868	10,834

		299,340	334,887

Shareholders’ Equity
Share purchase options		16,428	877
Contributed surplus		704	600
Share purchase warrants		16,660	—
Share capital
Common shares
Authorized: unlimited shares, no par value; Issued and outstanding: 568,363 (December 31, 2003 — 533,697)		580,535	505,090
Retained earnings		87,494	49,551

		701,821	556,118

		$1,001,161	$891,005

Contingencies and Commitments (Note 13)

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY

Six Months Ended June 30, 2004 and Year Ended December 31, 2003

			Share Purchase
	Common Shares		Warrants		Share		Retained
					Purchase	Contributed	Earnings
	Shares	Amount	Warrants	Amount	Options	Surplus	(Deficit)	Total

	(US dollars, shares and warrants in thousands — Unaudited)
At January 1, 2003	190,400	$115,152	—	$—	$410	$600	$(8,108)	$108,054
Share options exercised	6,621	5,431	—	—	—	—	—	5,431
Warrants exercised	9,602	5,192	—	—	—	—	—	5,192
Shares issued	327,074	402,266	—	—	—	—	—	402,266
Share issue costs, net of tax	—	(22,951)	—	—	—	—	—	(22,951)
Fair value of stock options issued to non-employees	—	—	—	—	467	—	—	467
Net earnings	—	—	—	—	—	—	57,659	57,659

At December 31, 2003	533,697	505,090	—	—	877	600	49,551	556,118
Cumulative effect of change in accounting policy (Note 2 (a))	—	1,883	—	—	14,861	104	(16,848)	—
Share options exercised	1,425	1,456	—	—	(395)	—	—	1,061
Warrants exercised	241	367	—	—	—	—	—	367
Shares and warrants issued on acquisition of Amapari (Note 3)	33,000	71,885	21,516	16,660	—	—	—	88,545
Share issue costs, net of tax	—	(146)	—	—	—	—	—	(146)
Fair value of stock options issued	—	—	—	—	1,085	—	—	1,085
Net earnings	—	—	—	—	—	—	54,791	54,791

At June 30, 2004	568,363	$580,535	21,516	$16,660	$16,428	$704	$87,494	$701,821

Shareholders’ Equity (Note 11)

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

		Three Months Ended		Six Months Ended
		June 30		June 30

	Note	2004	2003	2004	2003

		(US dollars in thousands — Unaudited)
Operating Activities
Net earnings		$21,120	$11,088	$54,791	$15,152
Cash distribution from Minera Alumbrera Ltd		—	12,610	—	12,610
Reclamation expenditures		(901)	(430)	(965)	(447)
Items not affecting cash
Depreciation, depletion and amortization		11,677	3,989	25,862	5,695
Provision for reclamation		253	166	509	234
Gain on sale of marketable securities		(56)	12	(98)	(774)
Equity in earnings of Minera Alumbrera Ltd		—	(6,808)	—	(7,324)
Future employee benefits		(407)	—	(441)	—
Future income taxes		9,670	1,605	27,222	3,133
Share purchase option expense		100	209	1,085	293
Other		389	(153)	(655)	(70)
Change in non-cash working capital	12	(2,904)	(1,298)	(6,521)	2,240

Cash generated by operating activities		38,941	20,990	100,789	30,742

Financing Activities
Long-term debt		(67,515)	75,000	(72,160)	75,000
Common shares issued		700	5,261	1,428	223,473
Common share issue costs		—	(420)	(146)	(15,934)
Debt issue costs		(1,072)	(3,668)	(1,072)	(3,668)
Deferred gold put options		—	(5,786)	—	(5,786)
Bank loans		—	(302)	—	—

Cash (applied to) generated by financing activities		(67,887)	70,085	(71,950)	273,085

Investing Activities
Marketable securities		(31,194)	521	(31,110)	1,833
Property, plant and equipment		(18,097)	(8,952)	(28,245)	(10,993)
Appropriated cash		8,840	—	8,840	—
Acquisition of Mineração Pedra Branco do Amapari Ltda, net of cash acquired	3	—	—	(25,785)	—
Acquisition of Minera Alumbrera Ltd, net of cash acquired		—	(44,001)	—	(224,356)
Acquisition of Peak Gold Mines Pty Ltd, net of cash acquired		—	(105)	—	(34,169)
Other		(935)	(3,938)	(935)	(3,938)

Cash applied to investing activities		(41,386)	(56,475)	(77,235)	(271,623)

(Decrease) increase in cash and cash equivalents		(70,332)	34,600	(48,396)	32,204
Cash and cash equivalents, beginning of period		173,814	20,540	151,878	22,936

Cash and cash equivalents, end of period		$103,482	$55,140	$103,482	$55,140

Supplemental cash flow information (Note 12)

The accompanying notes form an integral part of these consolidated financial statements

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

Six Months Ended June 30, 2004

(US dollars — Unaudited)

1.   DESCRIPTION OF BUSINESS AND NATURE OF OPERATIONS

      Wheaton River Minerals Ltd (“Wheaton” or the “Company”) is engaged in gold mining and related activities including exploration, extraction, processing, refining and reclamation. The Company has mining operations in Mexico, Argentina and Australia, project development activities in Mexico and Brazil, and ongoing exploration activities in Mexico, Brazil and Australia. The Company is in the process of reclaiming the Golden Bear Mine in Canada, which ceased commercial production in 2001.

      On January 9, 2004, the Company acquired the Amapari gold project in northern Brazil (Note 3).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

      These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles for interim financial information and they follow the same accounting policies and methods of application as the audited consolidated financial statements of the Company for the year ended December 31, 2003 except as noted below. These unaudited interim consolidated financial statements do not include all the information and note disclosures required by generally accepted accounting principles for annual financial statements and therefore should be read in conjunction with the most recent annual audited consolidated financial statements and the notes below.

     (a) Stock-based compensation

      Effective January 1, 2004, the Company adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-based Compensation and Other Stock-based Payments”. Under the amended standards of this Section, the fair value of all stock-based awards granted are estimated using the Black-Scholes model and are recorded in operations over their vesting periods. The compensation cost related to stock options granted after January 1, 2004 is recorded in operations.

      Previously, the Company provided note disclosure of pro forma net earnings and pro forma earnings per share as if the fair value based method had been used to account for share purchase options granted to employees, directors and officers after January 1, 2002. The amended recommendations have been applied retroactively from January 1, 2002 without restatement of prior periods. As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders’ equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

      The total compensation expense recognized in the statement of operations for share purchase options granted in the three months ended June 30, 2004 amounted to $100,000 (six months ended June 30, 2004 — $1,085,000). Had the same basis been applied to 2003 share purchase options granted, net earnings would have been as follows:

	Three Months	Six Months
	Ended	Ended
	June 30, 2003	June 30, 2003

	(In thousands, except
	per share amounts)
Net earnings	$11,088	$15,152
Additional compensation expense of employees	(7,144)	(9,057)

Pro forma net earnings	$3,944	$6,095

Pro forma basic and diluted earnings per share	$0.01	$0.02

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Six Months Ended June 30, 2004

(US dollars — Unaudited)

      Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 — 60%), an annual risk free interest rate of 3% (2003 — 4%) and expected lives of three years (2003 — three years).

     (b) Derivative instruments

      The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. For derivative contracts that have been designated as effective hedges and where the documentation standards as described by Accounting Guideline 13, “Hedging Relationships” (“AcG-13”) have been met, gains or losses are recognized in sales when the hedged production is sold. For derivative contracts that have not been designated as hedges or do not meet the documentation standards under AcG-13, gains or losses arising from the changes in their fair value subsequent to January 1, 2004 are recorded in operations.

     (c) Basis of presentation

      These consolidated financial statements include the accounts of the Company and its subsidiaries. Principal subsidiaries and investments at June 30, 2004 are listed below:

		Ownership		Operations and Development
Subsidiary	Location	Interest	Status	Projects Owned

Luismin SA de CV (“Luismin”)	Mexico	100%	Consolidated	San Dimas, San Martin and Nukay mines and Los Filos gold development project
Peak Gold Mines Pty Ltd (“Peak”)	Australia	100%	Consolidated	Peak mine
Mineração Pedra Branco do Amapari Ltda (“Amapari”)	Brazil	100%	Consolidated	Amapari gold development project
Minera Alumbrera Ltd (“Alumbrera”)	Argentina	37.5%	Proportionately consolidated	Alumbrera mine

     (d) Investment in Minera Alumbrera Ltd

      On March 18, 2003 the Company acquired a 25% indirect interest in Alumbrera which was accounted for using the equity method and the Company’s share of earnings of Alumbrera have been included in the earnings of the Company since that date.

      On June 24, 2003 the Company acquired an additional 12.5% indirect interest in Alumbrera. As a result of this acquisition, the Company now has joint control over Alumbrera and therefore has proportionately consolidated its 37.5% share of the financial statements of Alumbrera from June 24, 2003 onward.

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Six Months Ended June 30, 2004

(US dollars — Unaudited)

     (e) Comparative amounts

      Certain comparative amounts have been reclassified to conform to presentation adopted in 2004.

3.   ACQUISITION OF AMAPARI GOLD DEVELOPMENT PROJECT

      On January 9, 2004 the Company acquired a 100% interest in the Amapari gold development project in Brazil for total consideration of $114,649,000 including acquisition costs. Of the purchase price, $25,000,000 was paid in cash and $88,545,000 by way of 33 million Wheaton common shares and 21.5 million Series “B” common share purchase warrants.

      The acquisition of Amapari has been accounted for using the purchase method. The preliminary allocation of the purchase price is summarized in the table below.

(In thousands)

Purchase price:
Cash paid	$25,000
Shares and share purchase warrants issued	88,545
Acquisition costs	1,104

$114,649

Net assets acquired:
Cash	$319
Non-cash working capital	(2,368)
Property, plant and equipment	131,898
Debt acquired — (Note 10 (v))	(15,200)

$114,649

4.   MERGER COSTS WRITTEN OFF

      On March 30, 2004, Wheaton and IAMGold Corporation (“IAMGold”) announced that their boards of directors had unanimously agreed to combine the companies under the name Axiom Gold Corporation, subject to shareholder approvals and certain other conditions. On July 6, 2004, IAMGold did not receive the necessary shareholder approvals to effect the proposed combination and Wheaton terminated the agreement with IAMGold regarding the combination (Note 13 (a)). As a result, the Company has written off $2,811,000 of related costs.

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Six Months Ended June 30, 2004

(US dollars — Unaudited)

5.   OTHER (EXPENSE) INCOME

	Three Months		Six Months
	Ended June 30		Ended June 30

	2004	2003	2004	2003

	(In thousands)
Interest income	$563	$266	$1,212	$721
Gain on sale of marketable securities	56	(12)	98	774
Foreign exchange (loss) gain	(1,344)	643	(1,745)	1,195
Share purchase option expense	(100)	(209)	(1,085)	(293)
Other	(203)	(349)	(350)	(484)

	$(1,028)	$339	$(1,870)	$1,913

6.   MARKETABLE SECURITIES

	June 30	December 31
	2004	2003

	(In thousands)
Marketable securities at market value	$34,818	$1,702

      In July 2004, the Company sold marketable securities with a cost of approximately $31.1 million for proceeds of approximately $32.0 million.

7.   PRODUCT INVENTORY AND STOCKPILED ORE

	June 30	December 31
	2004	2003

	(In thousands)
Stockpiled ore	$60,625	$62,174
Work in process	5,081	2,891
Finished goods	9,539	12,397

	75,245	77,462
Less: non-current stockpiled ore	59,427	60,736

	$15,818	$16,726

      Non-current stockpiled ore is primarily comprised of lower grade ore at Alumbrera, which will be processed later in the mine life. This inventory is valued at the lower of cost and net realizable value.

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Six Months Ended June 30, 2004

(US dollars — Unaudited)

8.   PROPERTY, PLANT AND EQUIPMENT

	June 30, 2004			December 31, 2003

		Accumulated			Accumulated
	Cost	Depletion	Net	Cost	Depletion	Net

	(In thousands)
Mineral properties
Luismin mines, Mexico	$125,843	$(9,482)	$116,361	$120,736	$(6,070)	$114,666
Peak mine, Australia	28,902	(4,582)	24,320	25,672	(2,518)	23,154
Alumbrera mine, Argentina	27,142	(4,030)	23,112	27,142	(2,091)	25,051

	181,887	(18,094)	163,793	173,550	(10,679)	162,871

Plant and equipment
Luismin mines, Mexico.	46,847	(4,795)	42,052	42,519	(3,334)	39,185
Peak mine, Australia	19,276	(2,955)	16,321	17,726	(1,736)	15,990
Alumbrera mine, Argentina	248,911	(34,475)	214,436	246,559	(20,553)	226,006
Corporate, Canada	475	(288)	187	456	(261)	195

	315,509	(42,513)	272,996	307,260	(25,884)	281,376

Properties under development
Los Filos project, Mexico.	96,289	—	96,289	93,691	—	93,691
El Limón project, Mexico.	42,161	—	42,161	42,161	—	42,161
Other projects, Mexico.	5,065	—	5,065	3,667	—	3,667
Amapari project, Brazil	139,242	—	139,242	145	—	145

	282,757	—	282,757	139,664	—	139,664

	$780,153	$(60,607)	$719,546	$620,474	$(36,563)	$583,911

     Sale of Metates property

      Effective February 25, 2004, the Company sold its 50% interest in the Metates property in Mexico to American Gold Capital Corporation (“American Gold”), a company listed on the TSX Venture Exchange. The Company received 5,000,000 shares of American Gold as consideration, 4,500,000 of which are held in escrow to be released over the period to February 2007. The Company has not recorded a gain on this disposition. Gains on the sale of the shares will be recorded in income when the shares are sold.

9.   OTHER NON-CURRENT ASSETS

			June 30	December 31
	Note		2004	2003

			(In thousands)
Deferred gold put options	10	(i)	$5,063	$5,786
Deferred debt issue costs	10	(ii)	3,920	3,497
Other			6,661	5,084

			$15,644	$14,367

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Six Months Ended June 30, 2004

(US dollars — Unaudited)

10. LONG-TERM DEBT

	June 30	December 31
	2004	2003

	(In thousands)
Corporate debt
Revolving working capital facility(i)	$61,155	$—
Term loan(i)	—	45,000

Total bank indebtedness(ii)	61,155	45,000
Promissory note(iii)	4,308	19,443

	65,463	64,443
Non-recourse project debt
Alumbrera (Wheaton’s 37.5% share)(iv)	—	57,980

	65,463	122,423
Less: current portion	4,308	41,000

	$61,155	$81,423

(i)	During 2003 the Company entered into a $75,000,000 loan facility which consisted of a $50,000,000 term loan bearing interest at LIBOR plus 2.75% and a $25,000,000 revolving working capital facility bearing interest at LIBOR plus 3%. During June 2004, the Company amended the facility such that the full $75,000,000 is a revolving working capital facility. The amended facility bears interest at LIBOR plus 1.625% to 2.25% depending on covenant ratios, has no net repayment terms, and matures in June 2007.

Under the terms of the loan agreement, during 2003 the Company acquired options to sell 700,000 ounces of gold at a price of $300 per ounce during the period January 2004 to June 2008. The cost of $5,786,000 was deferred and is amortized against sales as the options expire or are exercised. An amount of $723,000 has been amortized to June 30, 2004 (December 31, 2003 — $nil). The fair value of the 612,528 ounces of unexpired put options at June 30, 2004 was $1,250,000. During 2003, the Company entered into a gold-indexed interest rate swap transaction which had a fair value at June 30, 2004, of minus $1,060,000.

(ii)	The bank indebtedness is secured by corporate guarantees of Luismin and Amapari. Debt issue costs of $5,314,000 have been deferred and are amortized to earnings over the term of the debt. An amount of $1,394,000 has been amortized to June 30, 2004 (December 31, 2003 — $745,000).

(iii)	The promissory note is due to Rio Algom, bears interest at LIBOR plus 2% and has a maturity date of May 30, 2005. The note is secured by the Company’s 12.5% indirect interest in Alumbrera acquired during June 2003 from Rio Algom. Principal repayments are comprised of 75% of any distributions received from Alumbrera, relating to the 12.5% interest acquired from Rio Algom. The promissory note is redeemable prior to maturity without penalty.

(iv)	The Alumbrera project debt was incurred in 1997 to finance the construction and operation of the Alumbrera Mine. During May 2004 Alumbrera repaid the outstanding debt out of cash on hand.

(v)	Amapari project debt due to Anglogold Brasil Ltda was acquired in January 2004 and was repaid in June 2004.

(vi)	The Company has an Aus$5,000,000 ($3,444,000), unsecured, revolving working capital facility for its Peak mine operations of which $nil was drawn down at June 30, 2004. The loan bears interest related to the Australian Treasury Bill rate plus 1.5% per annum.

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Six Months Ended June 30, 2004

(US dollars — Unaudited)

(vii)	Scheduled minimum repayments of the Company’s long-term debt are as follows:

(In thousands)

2005	$4,308
2006	—
2007	61,155

$65,463

11. SHAREHOLDERS’ EQUITY

      In January 2004, the Company issued 33 million common shares and 21.5 million Series “B” warrants as partial consideration for the acquisition of Amapari (Note 3).

     (a) Warrants

		Weighted
	Warrants	Average Exercise
	Outstanding	Price (Cdn$)

At January 1, 2003	64,549,997	$1.52
Issued in connection with issuance of shares	100,359,522	2.27
Exercised	(9,601,400)	0.76

At December 31, 2003	155,308,119	2.05
Issued in connection with acquisition of Amapari (Note 3)	21,516,000	3.10
Exercised	(241,600)	2.03

At June 30, 2004	176,582,519	2.18

      The following table summarizes information about the warrants outstanding at June 30, 2004:

		Warrants	Exercise Price
Description	Expiry Date	Outstanding	(Cdn$)

Common share purchase warrants	May 30, 2007	54,889,747	$1.65
Series “A” share purchase warrants	May 30, 2007	57,392,748	1.65
Series “B” share purchase warrants	August 25, 2008	64,300,024	3.10

		176,582,519

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Six Months Ended June 30, 2004

(US dollars — Unaudited)

     (b) Share purchase options

		Weighted
	Options	Average Exercise
	Outstanding	Price (Cdn$)

At January 1, 2003	8,258,890	$0.79
Granted	22,965,000	2.20
Exercised	(6,620,694)	1.09
Forfeited	(132,333)	1.24

At December 31, 2003	24,470,863	2.03
Granted	905,000	3.75
Exercised	(1,424,702)	0.99

At June 30, 2004	23,951,161	2.16

12. SUPPLEMENTAL CASH FLOW INFORMATION

	Three Months Ended		Six Months Ended
	June 30		June 30

	2004	2003	2004	2003

	(In thousands)
Change in non-cash working capital
Accounts receivable	$(1,690)	$(1,533)	$(2,988)	$1,293
Product inventory and stockpiled ore	397	(3,418)	2,217	(2,898)
Supplies inventory	220	(656)	131	(901)
Accounts payable and accrued liabilities	(1,956)	5,823	(3,570)	6,464
Income taxes payable	863	204	622	107
Other	(738)	(1,718)	(2,933)	(1,825)

	$(2,904)	$(1,298)	$(6,521)	$2,240

	Three Months Ended		Six Months Ended
	June 30		June 30

	2004	2003	2004	2003

Non-cash financing and investing activities
Shares and share purchase warrants issued on acquisition of Amapari (Note 3)	$—	$—	$88,545	$—
Promissory note issued (Note 10 (iii))	—	25,000	—	25,000
Marketable securities received on sale of property, plant and equipment	31	—	31	142
Operating activities included the following cash payments
Interest paid	$2,223	$31	$3,911	$31
Income taxes paid	466	150	1,047	212

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Six Months Ended June 30, 2004

(US dollars — Unaudited)

13. CONTINGENCIES AND COMMITMENTS

     (a) Contingencies

      Under the terms of the agreement between Wheaton and IAMGold, which was terminated on July 6, 2004 (Note 4), Wheaton will be entitled to receive a break fee from IAMGold equal to 3% of IAMGold’s market capitalization at the time of termination if a takeover bid by Golden Star Resources Ltd is successful and completed on or before April 7, 2005. Based on IAMGold’s stock price, the break fee would approximate $24 million. Further, if a takeover bid of Wheaton by Coeur d’Alene Mines Corporation is successful, Wheaton may be required to pay a break fee to IAMGold equal to 3% of Wheaton’s market capitalization at the time of termination. Based on Wheaton’s stock price, the break fee would approximate $49 million. In addition, pursuant to agreements with its financial advisors, the Company will be required to pay advisory fees of $5,000,000 to both Endeavour Financial Corporation and GMP Securities Ltd should a takeover bid of Wheaton be successful.

     (b) Commitments

      Commitments exist for capital expenditures of $22,100,000 in 2004 and $3,100,000 in 2005.

14. SEGMENTED INFORMATION

      The Company’s reportable operating and geographical segments are summarized in the table below.

	Three Months Ended June 30, 2004

	Mexico	Australia	Argentina	Brazil	Corporate	Total

	(In thousands)
Sales	$22,709	$14,137	$53,353	$—	$(931)	$89,268

Cost of sales	9,039	6,859	19,119	—	—	35,017
Depreciation and depletion	2,352	1,641	6,814	—	—	10,807
Other	59	493	478	—	—	1,030

Earnings from mining operations	11,259	5,144	26,942	—	(931)	42,414
General and administrative	(1,253)	—	—	—	(1,481)	(2,734)
Interest and finance fees	(15)	(2)	(1,502)	—	(842)	(2,361)
Other (expenses) income	(1,717)	(1,401)	(1,264)	107	(1,224)	(5,499)

Earnings (loss) before income taxes	$8,274	$3,741	$24,176	$107	$(4,478)	$31,820

Capital asset expenditures	$8,207	$3,337	$869	$5,682	$2	$18,097

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Six Months Ended June 30, 2004

(US dollars — Unaudited)

	Three Months Ended June 30, 2003

	Mexico	Australia	Argentina	Brazil	Corporate	Total

	(In thousands)
Sales	$15,103	$9,475	$4,236	$—	$—	$28,814

Cost of sales	7,954	5,650	1,638	—	—	15,242
Depreciation and depletion	1,440	1,452	1,019	—	—	3,911
Other	64	368	99	—	—	531

Earnings from mining operations	5,645	2,005	1,480	—	—	9,130
General and administrative	(1,146)	—	—	—	(1,161)	(2,307)
Interest and finance fees	(114)	(31)	(155)	—	(95)	(395)
Equity in earnings of Alumbrera	—	—	6,808	—	—	6,808
Other (expenses) income	27	(38)	(42)	—	(290)	(343)

Earnings (loss) before income taxes	$4,412	$1,936	$8,091	$—	$(1,546)	$12,893

Capital asset expenditures	$4,533	$4,419	$—	$—	$—	$8,952

	Six Months Ended June 30, 2004

	Mexico	Australia	Argentina	Brazil	Corporate	Total

	(In thousands)
Sales	$46,424	$29,444	$128,465	$—	$(1,861)	$202,472

Cost of sales	19,745	15,399	38,659	—	—	73,803
Depreciation and depletion	4,899	3,283	15,861	—	—	24,043
Other	118	1,025	2,160	—	—	3,303

Earnings from mining operations	21,662	9,737	71,785	—	(1,861)	101,323
General and administrative	(2,487)	—	—	—	(3,922)	(6,409)
Interest and finance fees	(30)	(2)	(2,379)	—	(1,528)	(3,939)
Other (expenses) income	(1,625)	(1,842)	(1,160)	215	(3,512)	(7,924)

Earnings (loss) before income taxes	$17,520	$7,893	$68,246	$215	$(10,823)	$83,051

Capital asset expenditures	$13,431	$5,085	$2,352	$7,344	$33	$28,245

Total assets	$334,074	$53,564	$417,988	$143,246	$52,289	$1,001,161

WHEATON RIVER MINERALS LTD.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Six Months Ended June 30, 2004

(US dollars — Unaudited)

	Six Months Ended June 30, 2003

	Mexico	Australia	Argentina	Brazil	Corporate	Total

	(In thousands)
Sales	$30,756	$11,079	$4,236	$—	$—	$46,071

Cost of sales	15,960	7,248	1,638	—	—	24,846
Depreciation and depletion	2,880	1,654	1,019	—	—	5,553
Other	134	426	99	—	—	659

Earnings from mining operations	11,782	1,751	1,480	—	—	15,013
General and administrative	(2,140)	—	—	—	(2,151)	(4,291)
Interest and finance fees	(125)	(31)	(155)	—	(96)	(407)
Equity in earnings of Alumbrera	—	—	7,324	—	—	7,324
Other (expenses) income	(575)	(38)	(42)	—	1,523	868

Earnings (loss) before income taxes	$8,942	$1,682	$8,607	$—	$(724)	$18,507

Capital asset expenditures	$6,564	$4,419	$—	$—	$10	$10,993

Total assets (December 31, 2003)	$315,271	$51,429	$422,701	$—	$101,604	$891,005

15. SUBSEQUENT EVENT

      On July 14, 2004, Wheaton and Chap Mercantile Inc. (“Chap”) announced that Chap had agreed to purchase 100% of the silver produced by Luismin’s mining operations for an upfront payment of Cdn$262 million plus a payment of US$3.90 per ounce, subject to adjustment.

      The upfront payment of Cdn$262 million is payable as to Cdn$46 million in cash and 540 million common shares of Chap. As a result, Wheaton will own approximately 75% of the shares of Chap, which will change its name to Silver Wheaton. The closing of the transaction is scheduled to occur on September 9, 2004.

MANAGEMENT’S DISCUSSION AND ANALYSIS

OF RESULTS OF OPERATIONS AND FINANCIAL CONDITION
SIX MONTHS ENDED JUNE 30, 2004

      This Management’s Discussion and Analysis should be read in conjunction with the Company’s unaudited consolidated financial statements for the six months ended June 30, 2004 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. In addition, the following should be read in conjunction with the 2003 audited consolidated financial statements, the related annual Management’s Discussion and Analysis, and the Annual Information Form/40F on file with the US Securities and Exchange Commission and Canadian provincial securities regulatory authorities. All figures are in United States dollars unless otherwise noted. This Management’s Discussion and Analysis has been prepared as of August 6, 2004.

SECOND QUARTER HIGHLIGHTS

•	Net earnings of $21.1 million ($0.04 per share) for the three months, compared with $11.1 million ($0.03 per share) in 2003.

•	Operating cash flows of $38.9 million for the three months (2003 — $21.0 million).

•	Sales of 148,700 gold equivalent ounces and 32.5 million pounds of copper (2003 — 112,400 gold equivalent ounces and 28.1 million pounds of copper).

•	Total cash costs of $19 per gold equivalent ounce (2003 — $90).

•	Cash and cash equivalents at June 30, 2004 of $103.5 million (December 31, 2003 — $151.9 million), after repaying $67.5 million of long-term debt during the quarter.

•	Alumbrera mine life extended by 20%, ensuring production until at least 2015.

•	Wheaton announces termination of merger agreement with IAMGold.

•	Wheaton agrees to sell future silver production from Luismin mining operations for an upfront payment of Cdn$262 million plus a payment of US$3.90 per ounce.

OVERVIEW

      Wheaton River Minerals Ltd. (“Wheaton” or the “Company”) is a growth-oriented precious metals mining company with operations in Mexico, Argentina, Brazil and Australia.

      During 2002 Wheaton acquired the Luismin gold/silver mines in Mexico, followed by the 2003 acquisition of a 37.5% interest in the world-class Alumbrera gold/copper mine in Argentina and 100% of the Peak gold mine in Australia. In addition, the Company acquired the Los Filos gold project in Mexico and in January, 2004, the Amapari gold project in northern Brazil.

      In continuation of this growth strategy, during March 2004, Wheaton and IAMGold Corporation (“IAMGold”) announced that their boards of directors had agreed to combine the companies under the name Axiom Gold Corporation, subject to shareholder approvals and certain other conditions. On July 6, 2004, IAMGold did not receive the necessary shareholder approvals to effect the proposed combination and Wheaton terminated the agreement with IAMGold regarding the combination. In the event that Golden Star Resources Ltd. completes a take-over bid for the shares of IAMGold on or before April 7, 2005, Wheaton will be entitled to receive a break fee from IAMGold equal to 3% of IAMGold’s market capitalization at that time, which would approximate US$24 million.

      During June 2004, Coeur d’Alene Mines Corporation (“Coeur”) announced that it would be making a tender offer to acquire all of the outstanding shares of Wheaton. To date, Coeur has only made a tender offer to Wheaton’s United States shareholders and therefore Wheaton’s Board has concluded that they are unable to make a recommendation to all shareholders at this time.

      Wheaton continues to seek opportunities to maximize value for its shareholders and, on July 14, 2004, announced that Chap Mercantile Inc. (“Chap”) had agreed to purchase 100% of the silver produced by Luismin’s mining operations for an upfront payment of Cdn$262 million plus a payment of US$3.90 per ounce, subject to adjustment.

      The upfront payment of Cdn$262 million is payable as to Cdn$46 million in cash and 540 million common shares of Chap. As a result, Wheaton will own approximately 75% of the shares of Chap, which will change its name to Silver Wheaton. The closing of the transaction is scheduled to occur on September 9, 2004.

Summarized Financial Results

	June 30		March 31		December 31		September 30

	2004	2003	2004	2003	2003	2002	2003	2002

(Notes 2 and 3)
Sales ($000’s)	$89,268	$28,814	$113,204	$17,257	$103,420	$17,938	$63,142	$15,840
Gold (ounces)	123,000	92,600	129,700	35,100	136,200	32,300	105,400	25,900
Silver (ounces)	1,654,500	1,500,500	1,612,900	1,561,900	1,475,900	1,672,200	1,515,900	1,445,800
Gold equivalent (ounces) (Note 1)	148,700	112,400	156,500	55,600	156,000	55,600	126,100	47,800
Copper (lbs)	32,499,000	28,139,400	42,879,500	3,551,000	53,731,500	—	28,296,800	—
Net earnings ($000’s)	$21,120	$11,088	$33,671	$4,064	$27,818	$2,577	$14,689	$949
Earnings per share
Basic	$0.04	$0.03	$0.06	$0.02	$0.06	$0.01	$0.03	$0.01
Diluted	$0.03	$0.03	$0.05	$0.02	$0.05	$0.01	$0.03	$0.01
Cash flow from operations ($000’s)	$38,941	$20,990	$61,848	$9,752	$64,483	$5,631	$31,453	$(2,663)
Average realized gold price ($’s per ounce)	$388	$353	$412	$347	$385	$323	$366	$331
Average realized silver price ($’s per ounce)	$6.09	$4.61	$6.78	$4.64	$5.29	$4.51	$5.00	$4.60
Average realized copper price ($’s per lb)	$1.22	$0.74	$1.33	$0.68	$0.96	$—	$0.81	$—
Total cash costs (per gold equivalent ounce) (Note 4)	$19	$90	$(67)	$175	$(39)	$186	$98	$182
Cash and cash equivalents ($000’s)	$103,482	$55,140	$173,814	$20,540	$151,878	$22,936	$128,037	$18,953
Total assets ($000’s)	$1,001,161	$618,419	$1,039,387	$377,267	$891,005	$152,098	$711,648	$150,933
Long-term debt ($000’s)	$65,463	$177,342	$132,783	$—	$122,423	$—	$152,342	$—
Shareholders’ equity($000’s)	$701,821	$331,038	$679,901	$314,900	$556,118	$108,054	$436,773	$105,481

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended June 30, 2004, the equivalency ratio was 65 ounces of silver equals one ounce of gold sold (June 30, 2003 – 76).

(2)	Includes Peak’s results from March 18, 2003 onwards.

(3)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards. Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)	The calculation of total cash costs per ounce for Peak and Alumbrera is net of by-product copper sales revenue.

RESULTS OF OPERATIONS

	Three Months Ended June 30, 2004

	Luismin	Peak	Alumbrera	Amapari	Corporate	Total

	(Note 1)	(Note 2)	(Note 4)
Sales ($000’s)	$22,709	$14,137	$53,353	$—	$(931)	$89,268
Gold (ounces)	33,500	33,000	56,500	—	—	123,000
Silver (ounces)	1,654,500	—	—	—	—	1,654,500
Gold equivalent (ounces) (Note 1)	59,200	33,000	56,500	—	—	148,700
Copper (lbs)	—	1,384,900	31,114,100	—	—	32,499,000
Net earnings (loss) ($000’s)	$4,636	$3,132	$16,923	$107	$(3,678)	$21,120
Average realized gold price ($’s per ounce)	$392	$379	$388	$—	$—	$388
Average realized silver price ($’s per ounce)	$6.09	$—	$—	$—	$—	$6.09
Average realized copper price ($’s per lb)	$—	$1.28	$1.21	$—	$—	$1.22
Total cash costs (per gold equivalent ounce)	$159	$172	$(218)	$—	$—	$19

	Three Months Ended June 30, 2003

	Luismin	Peak	Alumbrera	Amapari	Corporate	Total

	(Note 1)	(Note 2)	(Notes 3 and 4)
Sales ($000’s)	$15,103	$9,475	$4,236	$—	$—	$28,814
Gold (ounces)	25,000	26,700	40,900	—	—	92,600
Silver (ounces)	1,500,500	—	—	—	—	1,500,500
Gold equivalent (ounces) (Note 1)	44,800	26,700	40,900	—	—	112,400
Copper (lbs)	—	—	28,139,400	—	—	28,139,400
Net earnings (loss) ($000’s)	$2,768	$1,298	$7,706	$—	$(684)	$11,088
Average realized gold price ($’s per ounce)	$350	$355	$355	$—	$—	$353
Average realized silver price ($’s per ounce)	$4.61	$—	$—	$—	$—	$4.61
Average realized copper price ($’s per lb)	$—	$—	$0.74	$—	$—	$0.74
Total cash costs (per gold equivalent ounce)	$200	$221	$(112)	$—	$—	$90

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended June 30, 2004 the equivalency ratio was 65 ounces of silver equals one ounce of gold sold (June 30, 2003 — 76).

(2)	The calculation of total cash costs per ounce of gold at Peak is net of by-product copper sales revenue.

(3)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards. Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera in 2004 would be $128 per ounce of gold and $0.60 per pound of copper.

	Six Months Ended June 30, 2004

	Luismin	Peak	Alumbrera	Amapari	Corporate	Total

	(Note 1)	(Note 2)	(Note 4)
Sales ($000’s)	$46,424	$29,444	$128,465	$—	$(1,861)	$202,472
Gold (ounces)	65,900	66,400	120,400	—	—	252,700
Silver (ounces)	3,267,400	—	—	—	—	3,267,400
Gold equivalent (ounces) (Note 1)	118,400	66,400	120,400	—	—	305,200
Copper (lbs)	—	3,977,000	71,401,400	—	—	75,378,400
Net earnings (loss) ($000’s)	$10,277	$6,370	$47,772	$215	$(9,843)	$54,791
Average realized gold price ($’s per ounce)	$401	$392	$404	$—	$—	$400
Average realized silver price ($’s per ounce)	$6.43	$—	$—	$—	$—	$6.43
Average realized copper price ($’s per lb)	$—	$1.24	$1.28	$—	$—	$1.28
Total cash costs (per gold equivalent ounce)	$164	$195	$(333)	$—	$—	$(26)

	Six Months Ended June 30, 2003

	Luismin	Peak	Alumbrera	Amapari	Corporate	Total

	(Note 1)	(Note 2)	(Notes 3 and 4)
Sales ($000’s)	$30,756	$11,079	$4,236	$—	$—	$46,071
Gold (ounces)	50,600	31,600	45,500	—	—	127,700
Silver (ounces)	3,062,400	—	—	—	—	3,062,400
Gold equivalent (ounces) (Note 1)	90,900	31,600	45,500	—	—	168,000
Copper (lbs)	—	—	31,690,400	—	—	31,690,400
Net earnings (loss) ($000’s)	$6,081	$1,177	$8,222	$—	$(328)	$15,152
Average realized gold price ($’s per ounce)	$352	$351	$350	$—	$—	$351
Average realized silver price ($’s per ounce)	$4.63	$—	$—	$—	$—	$4.63
Average realized copper price ($’s per lb)	$—	$—	$0.73	$—	$—	$0.73
Total cash costs (per gold equivalent ounce)	$192	$240	$(107)	$—	$—	$119

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended June 30, 2004 the equivalency ratio was 62 ounces of silver equals one ounce of gold sold (June 30, 2003 — 76).

(2)	Peak results include the Company’s 100% interest from March 18, 2003 onwards. The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

(3)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period March 18 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards. Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

(4)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, average total cash costs at Alumbrera in 2004 would be $119 per ounce of gold and $0.54 per pound of copper.

OPERATIONAL REVIEW

     Luismin Mines

	June 30	March 31	December 31	September 30	June 30
	2004	2004	2003	2003	2003

Ore mined (tonnes)	176,500	180,800	181,800	186,300	184,500
Ore milled (tonnes)	192,600	209,800	176,000	182,800	181,900
Grade
Gold (grams/ tonne)	5.61	5.19	5.21	5.01	4.54
Silver (grams/ tonne)	302.17	266.00	291.15	285.88	288.92
Recovery
Gold (%)	95	94	97	97	96
Silver (%)	89	90	90	91	91
Production
Gold (ounces)	33,300	32,700	28,100	28,300	25,400
Silver (ounces)	1,664,400	1,615,500	1,483,300	1,520,700	1,527,600
Gold equivalent (ounces) (Note 1)	59,600	59,100	48,000	49,200	45,600
Sales ($’000’s)	$22,709	$23,715	$18,343	$17,152	$15,103
Gold (ounces)	33,500	32,400	28,100	27,600	25,000
Silver (ounces)	1,654,500	1,612,900	1,475,900	1,515,900	1,500,500
Gold equivalent (ounces) (Note 1)	59,200	59,200	47,900	48,300	44,800
Net earnings ($’000’s)	$4,636	$5,641	$577	$4,145	$2,768
Average realized gold price ($’s per ounce)	$392	$410	$393	$366	$350
Average realized silver price ($’s per ounce)	$6.09	$6.78	$5.29	$5.00	$4.61
Total cash costs (per gold equivalent ounce)	$159	$170	$179	$180	$200

(1)	Gold and silver are accounted for as co-products at the Luismin mines. Silver sales are converted into gold sales using the ratio of the average gold price to the average silver price for the period. For the three months ended June 30, 2004 the equivalency ratio was 65 ounces of silver equals one ounce of gold sold (June 30, 2003 — 76).

     During the second quarter of 2004, the Luismin gold/silver operations in Mexico sold 59,200 gold equivalent ounces, compared with sales of 44,800 gold equivalent ounces in the same period of 2003. This 32% increase was primarily due to increased gold and silver grades processed. In addition, the average realized gold price increased by 12% to $392 per ounce, as compared with the same quarter in 2003, and the average realized silver price increased by 32%, resulting in increased sales from $15,103,000 in 2003 to $22,709,000 in 2004.

      Total cash costs were $159 per gold equivalent ounce in the second quarter of 2004, compared with $200 during the second quarter of 2003 and $170 in the first quarter of 2004. The primary reason for this improvement was the increased gold and silver grades processed.

      General and administrative expenses for the second quarter of 2004 were $1,253,000, compared with $1,146,000 in the same period of 2003 and $1,234,000 in the first quarter of 2004.

      During the second quarter, significant exploration results were achieved at the Luismin mines, including deep and on-strike extensions of the San Dimas central block veins and new discoveries, including the Itzel vein system and the Paula and Nancy veins. At San Martin, Cuerpo 30 has also proved to be more significant in size than expected. These results were achieved by a combination of deep diamond drilling and underground development, and are in the process of being fully quantified.

      The Los Filos project is progressing according to plan and a feasibility study is expected to be completed during the fourth quarter of 2004. Contracts have been awarded to international engineering companies and key personnel have been hired. Step-out drilling to the east and north along the host structure has also been successful in defining additional resources. Expenditures of $2,598,000 during the six months ended June 30, 2004 are according to plan.

      Luismin owns a significant number of exploration properties, several of which are being explored and funded by joint venture partners.

     Peak Mine

	June 30	March 31	December 31	September 30	June 30
	2004	2004	2003	2003	2003

Ore mined (tonnes)	114,000	178,300	219,200	352,700	247,500
Ore milled (tonnes)	164,600	170,800	153,100	157,500	157,200
Grade
Gold (grams/ tonne)	7.04	6.44	5.93	7.81	6.56
Copper (%)	0.55	0.83	0.54	0.53	0.49
Recovery
Gold (%)	89	91	88	85	87
Copper (%)	68	82	77	84	67
Production
Gold (ounces)	32,900	32,100	25,700	33,600	28,900
Copper (lbs)	1,331,300	2,578,900	1,396,800	1,438,100	778,700
Sales ($’000’s)	$14,137	$15,307	$10,756	$14,639	$9,475
Gold (ounces)	33,000	33,400	26,500	39,200	26,700
Copper (lbs)	1,384,900	2,592,200	1,121,100	1,843,000	—
Net earnings ($’000’s)	$3,132	$3,238	$2,379	$1,721	$1,298
Average realized gold price ($’s per ounce)	$379	$405	$391	$365	$355
Average realized copper price ($’s per lb)	$1.28	$1.29	$0.90	$0.80	$ —
Total cash costs (per ounce) (Note 1)	$172	$217	$302	$223	$221

(1)	The calculation of total cash costs per ounce of gold is net of by-product copper sales revenue.

     Peak sold 33,000 ounces of gold and 1.4 million lbs of copper during the three months ended June 30, 2004, compared with 26,700 ounces of gold and no copper in 2003. Gold and copper grades increased 7% and 12% respectively, compared with the same period in 2003, due to higher mill feed grades from the Perseverance ore body which was not in production in the second quarter of 2003. Milled tonnes were also higher during the second quarter of 2004 due to mill process improvements and recoveries were higher with improvements in the gravity and flotation circuits. Milling costs were 9% lower due to the mill process improvements and general cost reductions.

      Ore mined for the second quarter was 114,000 tonnes, down significantly from previous quarters, due primarily to ceasing production from the New Cobar open pit during the first quarter. Approximately 50,000 tonnes of stockpiled open pit ore were processed through the mill during the second quarter, which reduced the average copper grade as compared with the first quarter, when primarily underground ore was processed. This change in mix also reduced the mill recoveries, as compared with the first quarter, however high gold mill feed grades were maintained.

      Total cash costs averaged $172 per ounce (net of by-product copper sales revenue) during the quarter, compared with $221 per ounce during the comparative quarter in 2003. Underground mining costs were 35% lower during the quarter due to cost improvements implemented since June 2003. Also, the 2003 costs were not offset by any by-product copper sales revenues, as no copper concentrate was sold during that quarter. Total cash costs also compared favourably with the first quarter costs of $217 per ounce, reflecting Peak’s continued focus on efficiencies, particularly resulting from underground efficiencies, insurance savings and reduced explosives costs.

      During the second quarter Peak exploration focused on advanced projects both within the mine corridor and regionally within approximately 100 kilometers of the Peak mine.

      Mine corridor exploration focused on the historic Chesney deposit, located 5.5 kilometers north-west of Peak and 600 metres south of the recently approved New Cobar underground mine. Preliminary drill results were encouraging and further drilling is planned. Deep exploration drilling also commenced at the historic Great Cobar mine at the northern end of the mine corridor. Drilling is targeting the central and northern lenses of the deposit, which are believed to be the most gold endowed. A data compilation study of the previous exploration undertaken on Great Cobar highlighted that the central lense has never been drill tested. Regional exploration provided several targets of interest which will be followed up during the remainder of the year.

     Alumbrera Mine (Wheaton interest — 37.5%)

	June 30	March 31	December 31	September 30	June 30
(Wheaton’s share only)	2004	2004	2003	2003	2003

					(Note 2)
Ore mined (tonnes)	3,113,700	2,836,900	2,409,000	2,219,300	2,171,700
Ore milled (tonnes)	3,222,200	3,171,400	3,415,000	3,043,100	2,235,400
Grade
Gold (grams/ tonne)	0.64	0.80	0.94	0.83	0.81
Copper (%)	0.49	0.58	0.69	0.67	0.69
Recovery
Gold (%)	74	77	74	73	74
Copper (%)	88	91	89	89	89
Production
Gold (ounces)	49,200	62,800	75,900	59,000	43,300
Copper (lbs)	30,193,700	36,512,700	47,098,200	39,895,700	29,912,800
Sales ($’000’s)	$53,353	$75,112	$74,320	$31,351	$4,236
Gold (ounces)	56,500	63,900	81,600	38,600	40,900
Copper (lbs)	31,114,100	40,287,300	52,610,400	26,453,800	28,139,400
Net earnings ($’000’s)	$16,923	$30,849	$26,015	$8,919	$7,706
Average realized gold price ($’s per ounce)	$388	$417	$379	$366	$355
Average realized copper price ($’s per lb)	$1.21	$1.33	$0.96	$0.81	$0.74
Total cash costs (per ounce) (Note 1)	$(218)	$(435)	$(277)	$(132)	$(112)

(1)	The calculation of total cash costs per ounce of gold for Alumbrera is net of by-product copper sales revenue. If copper production were treated as a co-product, second quarter 2004 average total cash costs at Alumbrera would be $128 per ounce of gold and $0.60 per pound of copper.

(2)	Includes, with the exception of sales, 25% of Alumbrera’s total operating results for the period April 1 to June 23, 2003, and 37.5% of the results for the period June 24, 2003 onwards. Sales include 37.5% of Alumbrera’s total sales for the period from June 24, 2003 onwards. Prior to June 24, 2003, the Company used the equity method to account for its 25% investment in Alumbrera.

     Wheaton’s share of Alumbrera’s second quarter 2004 sales amounted to 56,500 ounces of gold and 31.1 million lbs of copper, compared with 40,900 ounces of gold and 28.1 million lbs of copper during the second quarter of 2003, during most of which Wheaton only held a 25% interest in Alumbrera. Gold and copper production during the quarter was according to mine plan, although lower than the last three quarters, due primarily to decreased gold and copper grades. Over the remainder of the year, grades are anticipated to improve. Ore tonnage mined during the second quarter was higher than previous quarters due to a reduced mine stripping ratio.

      The second quarter average realized copper price of $1.21 per lb was significantly higher than the 2003 price of $0.74 per lb and was the primary reason for the reduction in 2004 total cash costs, which are presented net of by-product copper sales revenue.

      Early in the second quarter, Alumbrera successfully commissioned the flotation plant expansion which was delivered under budget and within the allocated time frame. The plant is performing to planned levels.

      During the quarter, Alumbrera announced a 20% increase in the ore reserves which has added 2.5 years to the present mine life and ensured production until mid-2015. This substantial increase in reserves has added 770 million lbs of contained copper and 1.2 million ounces of gold of which Wheaton’s share is 37.5%. Further intensive in-pit resource definition work will continue with the objective of adding additional ore reserves in the coming year.

     Amapari Project

      The construction and development of the Amapari open pit heap leach project in northern Brazil is progressing on schedule and on budget with the planned commissioning of the project occurring in the latter half of 2005. Major equipment orders have been placed and manufacturing is well underway for crushers, a heap leaching boom stacker and bucket wheel reclaimer. Further design optimization work has been carried out on the plant site and heap leach pad area to minimize earth moving capital costs and also to enhance operating parameters. A major pit infill drilling program is underway to allow the mine schedule to be optimized. The construction crew as of the quarter end has risen to 284 with numbers to increase further with expansion of site construction activities in the third quarter. A further drilling program is underway and continuing through 2004 to better define long-term ore resources and to expand the resource and reserve levels of the Amapari project.

     Corporate

	Three Months Ended		Six Months Ended
	June 30		June 30

	2004	2003	2004	2003

	(in thousands)
General and administrative expenses	$(1,481)	$(1,161)	$(3,922)	$(2,151)
Interest and finance fees	(842)	(95)	(1,528)	(96)
Gain on sale of marketable securities	56	(12)	98	774
Merger costs written off	(2,811)	—	(2,811)	—
Share purchase option expense	(100)	(209)	(1,085)	(293)
Other	700	(69)	(1,575)	1,042

(Loss) before income taxes	(4,478)	(1,546)	(10,823)	(724)
Income tax recovery	800	862	980	396

Corporate net loss	$(3,678)	$(684)	$(9,843)	$(328)

      Increased corporate activity resulted in higher general and administrative expenses during 2004 in comparison with 2003.

      Interest and finance fees also increased as compared with 2003, due to the June 24, 2003 debt financing of the acquisition of an additional 12.5% interest in Alumbrera.

      Merger costs written off during the second quarter of 2004 represent expenditures incurred for the proposed business combination with IAMGold, announced on March 30, 2004. On July 6, 2004, IAMGold did not receive the necessary shareholder approvals to effect the proposed combination and Wheaton terminated the agreement with IAMGold.

      Effective January 1, 2004, the Company retroactively adopted the amended recommendations of the CICA Handbook Section 3870, “Stock-Based Compensation and other Stock-based Payments”, whereby the fair value of all stock options granted are estimated using the Black-Scholes method and are recorded in operations over their vesting periods. In 2003, stock-based awards made to non-employees were recognized and measured using the fair value based method at the date of grant, whereas for stock options granted to employees and directors, no expense was recorded. The amended recommendations have been applied retroactively from January 1, 2002 in the financial statements, without restatement of prior periods. As a result, as of January 1, 2004, retained earnings decreased by $16,848,000, share purchase options (a separate component of shareholders’ equity) increased by $14,861,000, share capital increased by $1,883,000 and contributed surplus increased by $104,000.

      The total compensation expense recognized in the statement of operations for share purchase options granted in the three months ended June 30, 2004 amounted to $100,000 (six months ended June 30, 2004 — $1,085,000). Had the same basis been applied to 2003 share purchase options granted, net earnings would have been as follows:

	Three Months Ended	Six months Ended
	June 30, 2003	June 30, 2003

	(in thousands, except per share amounts)
Net earnings	$11,088	$15,152
Additional compensation expense of employees	(7,144)	(9,057)

Pro forma net earnings	$3,944	$6,095

Pro forma basic and diluted earnings per share	$0.01	$0.02

      Stock-based compensation expense is determined using an option pricing model assuming no dividends are to be paid, a weighted average volatility of the Company’s share price of 50% (2003 — 60%), an annual risk free interest rate of 3% (2003 — 4%) and expected lives of three years (2003 — three years).

      No significant cash taxes were paid during 2004.

     Non GAAP measures — total cash cost per gold equivalent ounce calculation

      The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

	Three Months Ended		Six Months Ended
	June 30		June 30

	2004	2003	2004	2003

	(in thousands, except per ounce amounts)
Cost of sales per financial statements	$35,017	$15,242	$73,803	$24,846
Alumbrera equity adjustment (Note 1)	—	(4,104)	—	(4,507)
Treatment and refining charges	7,253	1,213	14,903	1,810
Non-cash adjustments	(190)	412	(1,406)	318
By-product copper sales	(40,090)	(2,954)	(97,906)	(2,954)
Royalties	777	365	2,794	425

	$2,767	$10,174	$(7,812)	$19,938

Divided by gold equivalent ounces sold	148,700	112,400	305,200	168,000
Total cash costs per ounce	$19	$90	$(26)	$119

(1)	Total cash costs are calculated as if the Company’s initial acquisition of a 25% interest in Alumbrera had been accounted for on a proportionately consolidated basis. The consolidated financial statements however present the initial 25% interest using the equity method until the Company increased its interest to 37.5% on June 24, 2003, and thereafter accounted for its interest on a proportionately consolidated basis.

LIQUIDITY AND CAPITAL RESOURCES

      At June 30, 2004 the Company had cash and cash equivalents of $103,482,000 (December 31, 2003 — $151,878,000) and working capital of $161,929,000 (December 31, 2003 — $147,484,000).

      In the opinion of management, the working capital at June 30, 2004, together with cash flows from operations, are sufficient to support the Company’s normal operating requirements on an ongoing basis.

      Total assets increased to $1,001,161,000 at June 30, 2004 from $891,005,000 at December 31, 2003. Contributing to the growth was the January 9, 2004 acquisition of the Amapari gold project located in northern Brazil for $25,000,000 in cash, 33,000,000 Wheaton River common shares and 21,516,000 Wheaton River Series “B” common share purchase warrants. Based upon the trading price of the common shares and warrants at the time of closing, this represents aggregate consideration of approximately $114,649,000, including $1,104,000 of acquisition costs.

      During the quarter, the Company generated operating cash flows of $38,941,000, compared with $20,990,000 during the same period of 2003. For the six months to June 30, 2004, operating cash flows were $100,789,000, compared with $30,742,000 in 2003.

      During 2003, the Company entered into a $75,000,000 bank loan facility which consisted of a $50,000,000 term loan bearing interest at LIBOR plus 2.75% and a $25,000,000 revolving working capital facility bearing interest at LIBOR plus 3%. During June 2004, the Company amended the facility such that the full $75,000,000 is a revolving working capital facility. The amended facility bears interest at LIBOR plus 1.625% to 2.25% depending on covenant ratios, has no set repayment terms, and matures in June 2007. The balance of this facility at June 30, 2004 was $61,155,000 (December 31, 2003 — $45,000,000).

      During the quarter, Wheaton repaid long-term debt of $67,515,000, including its 37.5% share of Alumbrera’s non-recourse project debt. As a result, total long-term debt at June 30, 2004 was $65,463,000, compared with $122,423,000 at December 31, 2003.

      During the quarter, the Company acquired marketable securities with a cost of $31.1 million, which it disposed of during July 2004 for a gain of approximately $900,000. During the three months ended June 30, 2004, the Company invested a total of $18,097,000 in property, plant and equipment, including $8,207,000 at the Luismin operations, $3,337,000 at Peak and $5,682,000 at Amapari.

      As of August 6, 2004, there were 569,081,454 common shares of the Company issued and outstanding. In addition, the Company had 23,234,495 stock options outstanding under its share option plan and 176,580,869 share purchase warrants outstanding.

     Derivative instruments

      The Company has employed metal, interest rate and Canadian dollar forward and option contracts to manage exposure to fluctuations in metal prices and foreign currency exchange rates. In 2003, the Company acquired put options to sell gold at a price of $300 per ounce during the period from January 2004 to June 2008. At June 30, 2004, the Company held put options to sell 612,528 ounces of gold and the fair value of these options was $1,250,000. During 2003, the Company also entered into a gold-indexed interest rate swap transaction which has a fair value at June 30, 2004 of minus $1,060,000.

     Commitments

      Commitments exist for capital expenditures in 2004 and 2005 of $22,100,000 and $3,100,000 respectively.

     Long-term debt repayment schedule

      Scheduled minimum repayments of the Company’s long-term debt are as follows:

(in thousands)
2005	$4,308
2006	—
2007	61,155

$65,463

     Related party transactions

      In 2001, the Company entered into a financial advisory agreement with Endeavour Financial Corporation (“Endeavour”), a corporation which until July 2004 had two directors in common. Under the terms of this agreement, which can be cancelled on 30 days notice, Endeavour provides financial advisory services to the Company and is entitled to a monthly fee of $10,000 and a success fee to be negotiated based on the value of any acquisitions, dispositions and financings. During the second quarter of 2004, Endeavour was paid consulting and financial advisory fees of $280,000 (2003 — $1,560,000).

     Contingencies

      Under the terms of the agreement between Wheaton and IAMGold, which was terminated on July 6, 2004, Wheaton will be entitled to receive a break fee from IAMGold equal to 3% of IAMGold’s market capitalization at the time of termination if a takeover bid by Golden Star Resources Ltd is successful and completed on or before April 7, 2005. Based on IAMGold’s present stock price, the break fee would approximate $24 million. Further, if a takeover bid of Wheaton by Coeur d’Alene Mines Corporation is successful, Wheaton may be required to pay a break fee to IAMGold equal to 3% of Wheaton’s market capitalization at the time of termination. Based on Wheaton’s stock price, the break fee would approximate $49 million. In addition, pursuant to agreements with its financial advisors, the Company will be required to pay advisory fees of $5,000,000 to both Endeavour and GMP Securities Ltd should a takeover bid of Wheaton be successful.

OUTLOOK

      The Company has planned capital expenditures for the remainder of 2004 of approximately $47 million. Of these, approximately $15 million will be incurred at Amapari, $9 million at Peak, $8 million at Alumbrera, and $15 million at the Luismin operations of which $7 million relates to Los Filos and $8 million to San Dimas and San Martin.

      As discussed previously, Wheaton has entered into a transaction, scheduled to close on September 9, 2004, whereby Chap Mercantile Inc. has agreed to purchase 100% of the silver produced by Luismin’s mining operations for an upfront payment of Cdn$262 million plus a payment of US$3.90 per ounce, subject to adjustment.

      In 2004, Wheaton expects to produce approximately 540,000 gold equivalent ounces at a cash cost of less than US$50 per ounce. By 2006, with the Los Filos and Amapari projects in operation, overall production will increase to 900,000 gold equivalent ounces at a cash cost of less than US$100 per ounce.

      Additional information relating to the Company, including its Annual Information Form, is available on SEDAR at www.sedar.com.

      This Management’s Discussion & Analysis contains certain forward-looking statements. All statements, other than statements of historical fact, included herein, including without limitation, statements regarding future plans and objectives of the Company are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in Company documents filed from time to time with the Toronto Stock Exchange and other regulatory authorities.

APPENDIX E

FINANCIAL STATEMENTS OF

COEUR D’ALENE CANADIAN ACQUISITION CORPORATION

INDEX

Report of KPMG LLP	E-2
Balance Sheet as of July 31, 2004	E-3
Notes to Balance Sheet	E-4

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors

Coeur d’Alene Canadian Acquisition Corporation:

      We have audited the accompanying balance sheet of Coeur d’Alene Canadian Acquisition Corporation as of July 31, 2004. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

      In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Coeur d’Alene Canadian Acquisition Corporation as of July 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Denver, Colorado

August 10, 2004

COEUR D’ALENE CANADIAN ACQUISITION CORPORATION

BALANCE SHEET

As of July 31, 2004

(In United States dollars)

ASSETS
Current assets:
Cash	$1.00

Total current assets	$1.00

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities	$—

Shareholder’s equity
Common shares, no par value, authorized — unlimited, issued and outstanding — 1 share	1.00

Total shareholder’s equity	1.00

$1.00

The accompanying notes are an integral part of this balance sheet.

COEUR D’ALENE CANADIAN ACQUISITION CORPORATION

NOTES TO BALANCE SHEET

July 31, 2004

(1) Nature of Business

      Coeur d’Alene Canadian Acquisition Corporation was incorporated on June 30, 2004 for the purpose of making an offer to purchase the outstanding common shares in the capital of Wheaton River Minerals Ltd., a corporation incorporated under the laws of Province of Ontario.

      Coeur d’Alene Canadian Acquisition Corporation is a wholly-owned subsidiary of Coeur d’Alene Mines Corporation and has no material assets or liabilities and no operating history.

(2) Basis of Reporting

      The balance sheet of Coeur d’Alene Canadian Acquisition Corporation is prepared in accordance with accounting principles generally accepted in the United States of America under the accrual method of accounting.

      The presentation of a statement of income, a statement of changes in shareholder’s equity and a statement of cash flows is not included as there has been no activity, except for the sale of common shares to Coeur d’Alene Mines Corporation.

APPENDIX F

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS OF

COEUR D’ALENE MINES CORPORATION

Description of Offer to Purchase	F-2
Basis of Presentation	F-3
Unaudited Pro Forma Condensed Combined Financial Statements	F-4
Notes to Unaudited Pro Forma Condensed Combined Financial Statements	F-7

DESCRIPTION OF OFFER TO PURCHASE

      Coeur d’Alene Mines Corporation (“Coeur”) announced on May 27, 2004 a proposed plan of arrangement with Wheaton River Minerals Ltd. (“Wheaton”) of Coeur and Wheaton, and requested that Wheaton’s board of directors (or its authorized representatives) commence discussions with Coeur regarding the terms of the proposed combination of the two companies. Wheaton’s board has refused to engage in such discussion. To date, the Offerors have not had access to the non-public books and records of Wheaton, and, although they have no reason to doubt the accuracy or completeness of Wheaton’s public filings, the Offerors are not in a position to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements. On June 29, 2004, Coeur announced it intended to commence an offer to purchase all of the outstanding Wheaton common shares on revised terms.

      Pursuant to the offer to purchase, Coeur has offered Wheaton shareholders either:

•	Cdn$5.47 in cash, subject to the maximum cash consideration discussed below; or

•	0.796 shares of New Coeur common stock; or

•	0.796 Exchangeable Shares.

      The maximum aggregate amount of cash that will be paid to Wheaton shareholders under the offer to purchase (referred to as the “Tender Cash Maximum”) is the product of (i) Cdn$570 million and (ii) a fraction, the numerator of which is the number of Wheaton common shares properly deposited under the offer to purchase and not withdrawn, and the denominator of which is the number of Wheaton common shares outstanding at the time Wheaton common shares are taken up and paid for under the offer to purchase.

      The following unaudited pro forma condensed combined financial statements are provided to present a summary of the results of operations and financial position of the combined company after giving effect to the offer to purchase Wheaton common shares, absent any operational or other changes, had the businesses been combined for the period and at the date indicated.

      The unaudited pro forma condensed combined balance sheet gives effect to the Wheaton-Coeur combination as described under “Basis of Presentation” below, including, among other things, the proposed incurrence of $225.0 million of 2% convertible debt securities due 2024 in connection with the offer to purchase as if such transactions occurred on December 31, 2003. The unaudited pro forma condensed combined income statement gives effect to such transactions as if they occurred on January 1, 2003.

      The unaudited pro forma condensed combined financial statements do not reflect any adjustment for the payment of termination fees resulting from the Wheaton-Coeur combination, whether pursuant to the Wheaton/ IAMGold arrangement agreement or the net termination fee agreement between Coeur and Golden Star, as described in “RISK FACTORS — If New Coeur acquires Wheaton, Coeur may be required to pay a substantial fee” and “Agreement with Golden Star” in the document to which these financial statements are attached.

      There may be actions, events or circumstances that could significantly affect the purchase price or purchase price allocations of any combination of Coeur and Wheaton. Also, as mentioned above, Wheaton has thus far refused access to detailed financial information or other non-public information regarding Wheaton. Such information might provide Coeur with information that could impact the purchase price offered by Coeur. Such changes also likely would impact the assumption and pro forma adjustments reflected in the following unaudited pro forma condensed combined financial statements.

BASIS OF PRESENTATION

      Set forth below is an unaudited pro forma condensed combined balance sheet of Coeur at December 31, 2003 and unaudited pro forma condensed combined income statement for the year ended December 31, 2003. These statements have been prepared based on Coeur’s historical financial statements and the historical financial statements publicly filed by Wheaton, in order to assist shareholders in analyzing the potential financial results of a combined company. The unaudited pro forma condensed combined financial statements should be read in conjunction with the historical financial statements of Coeur and Wheaton and related notes incorporated into and forming part of the circular to which these pro forma financial statements and the related notes are appended.

      Coeur’s historical information has been derived from historical financial statements and was prepared and presented in accordance with accounting principles generally accepted in the United States (“US GAAP”). Wheaton’s historical financial information (and related reconciliations) is taken exclusively from documents publicly filed or disclosed by Wheaton, and Wheaton has not participated in any manner in the preparation of the following pro forma financial statements. According to Wheaton’s public filings, Wheaton’s historical financial information is prepared in accordance with accounting principles generally accepted in Canada (“Canadian GAAP”), and includes a note attached thereto summarizing the differences to US GAAP in its annual filings. To date, the Offerors have not had access to the non-public books and records of Wheaton, and, although they have no reason to doubt the accuracy or completeness of Wheaton’s public filings, the Offerors are not in a position to independently assess or verify the information in Wheaton’s publicly filed documents, including its financial statements. If Wheaton’s historical information or reconciliations contain inaccuracies or omissions, it could have a material effect on the pro forma financial statements derived in part from such Wheaton information.

      The unaudited pro forma condensed combined financial statements assume that Coeur and Wheaton will be combined as a result of the offer to purchase and a subsequent acquisition transaction whereby Coeur would acquire all Wheaton common shares not acquired by Coeur pursuant to the offer to purchase.

      The historical data of Wheaton for the year ended December 31, 2003 has been derived by Coeur from Wheaton’s publicly filed audited financial statements, in which Wheaton states that such financial data is prepared in accordance with Canadian GAAP with a note attached thereto that summarizes the differences to US GAAP.

      The pro forma adjustments are based upon available information and assumptions that management of Coeur believes are reasonable. The unaudited pro forma condensed combined financial statements are presented for illustrative purposes only and are based on the estimates and assumptions set forth in the notes accompanying those statements. The companies might have performed differently had they always been combined. You should not rely on this information as being indicative of the historical results that would have been achieved had the companies always been combined or the future results that the combined company will experience after the combination.

COEUR D’ALENE MINES CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

December 31, 2003
(Expressed in thousands of United States dollars)

	Wheaton River	Coeur d’Alene
	Minerals	Mines					Unaudited
	Ltd.	Corporation	Purchase		Pro Forma		Pro Forma
	As of	As of	Transaction		Financing		Condensed
	December 31,	December 31,	Adjustments		Adjustments		Combined
	2003	2003	(Note 1)		(Note 2)		Balance Sheet

ASSETS
CURRENT ASSETS
Cash and cash equivalents	$95,824	$62,417	$(419,797	)(8)	$173,903	(A)	$91,059
			(28,025	)(9)	(9,563	)(B)
					216,300	(C)
Short-term investments	—	19,265	—		—		19,265
Receivables	6,695	8,103	—		—		14,798
Ore on leach pad	—	17,388	—		—		17,388
Other current assets	10,347	15,602	—		—		25,949

Total current assets	112,866	122,775	(447,822)		380,640		168,459

PROPERTY, PLANT AND EQUIPMENT
Property, plant & equipment, net	55,370	34,678	—		—		90,048
Operational mining properties, net	133,106	23,773	—		—		156,879
Development properties	139,664	45,246	718,806	(4)	—		1,243,352
			339,636	(4)

	328,140	103,697	1,058,442		—		1,490,279
OTHER ASSETS
Non-current ore on leach pad	—	14,705	—		—		14,705
Restricted investments	—	8,710	—		—		8,710
Debt issuance costs, net	—	87	(87	)(5)	6,097	(A)	14,797
					8,700	(C)
Investment in Minera Alumbrera Ltd.	276,914	—	—		—		276,914
Other	21,023	9,493	—		—		30,516

Total non-current assets	297,937	32,995	(87)		14,797		345,642

Total assets	$738,943	$259,467	$610,533		$395,437		$2,004,380

See notes to unaudited pro forma condensed combined financial statements.

COEUR D’ALENE MINES CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET

December 31, 2003
(Expressed in thousands of United States dollars)

		Coeur d’Alene
	Wheaton River	Mines					Unaudited
	Minerals Ltd.	Corporation	Purchase		Pro Forma		Pro Forma
	As of	As of	Transaction		Financing		Condensed
	December 31,	December 31,	Adjustments		Adjustments		Combined
	2003	2003	(Note 1)		(Note 2)		Balance Sheet

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Accounts payable	$17,951	$7,772	$—		—		$25,723
Current portion of debt	14,600	2,367	—		—		16,967
Other current liabilities	—	12,321	1,128	(6)	—		21,524
			8,075	(10)

Total current liabilities	32,551	22,460	9,203		—		64,214

LONG-TERM LIABILITIES
New debentures	—	—	—		225,000	(C)	225,000
1 1/4% Convertible senior notes due 2024	—	—	—		180,000	(A)	180,000
7 1/4% Convertible subordinated debentures due October 2005	—	9,563	—		(9,563	)(B)	—
Long-term debt	49,843	—	—		—		49,843
Accrued reclamation and closure costs	—	20,934	—		—		20,934
Deferred income taxes	—	—	339,636	(4)	—		339,636
Other long-term liabilities	106,270	9,032			—		115,302

	156,113	39,529	339,636		395,437		930,715
SHAREHOLDERS’ EQUITY
Share purchase options and warrants	877	—	—		—		877
Common stock	505,090	214,195	(214,195	)(1)	—		582,276
			77,186	(2)
Capital surplus	600	542,900	(542,900	)(1)	—		382,586
			(77,186	)(2)
			870,874	(3)
			8,095	(7)
			(419,797	)(8)
Accumulated earnings	43,945	(545,050)	545,050	(1)	—		43,945
Repurchased and nonvested shares	—	(13,190)	13,190	(1)	—		—
Unrealized (loss) gain on investments	(233)	(1,377)	1,377	(1)	—		(233)

Total shareholders’ equity	550,279	197,478	261,694		—		1,009,451

Total liabilities and shareholders’ equity	$738,943	$259,467	$610,533		$395,437		$2,004,380

See notes to unaudited pro forma condensed combined financial statements.

COEUR D’ALENE MINES CORPORATION

UNAUDITED PRO FORMA CONDENSED COMBINED INCOME STATEMENT

Year Ended December 31, 2003
(Expressed in thousands of United States dollars, except per share amounts)

					Unaudited
					Pro Forma
	Wheaton River	Coeur d’Alene	Pro-Forma		Condensed Combined
	Minerals Ltd.	Mines Corporation	Financing		Income Statement
	Year Ended	Year Ended	Adjustments		Year Ended Dec. 31,
	Dec. 31, 2003	Dec. 31, 2003	(Note 2)		2003

REVENUES
Sales of metals	$102,726	$108,522	$—		$211,248

COSTS AND EXPENSES
Production	58,723	77,861	—		136,584
Depreciation and depletion	15,822	16,627	—		32,449
Administrative and general	9,654	12,264	—		21,918
Exploration	—	4,947	—		4,947
Pre-development expense	—	1,967	—		1,967
Interest expense	2,399	12,851	4,500	(D)	19,750
Holding costs	1,529	6,393	—		7,922
Loss (gain) on early retirement of debt	—	41,564	—		41,564

Total operating expenses	88,127	174,474	4,500		267,101

OTHER INCOME (EXPENSE)
Earnings from Minera Alumbrera Ltd.	41,541	—	—		41,541
Interest and other	3,923	2,019	—		5,942

Total other income and expenses	45,464	2,019	—		47,483

Income (loss) before cumulative effect of change in accounting principle and income taxes	60,063	(63,933)	(4,500)		(8,370)
Income tax (provision) benefit	(8,010)	7	—	(E)	(8,003)

Income (loss) before cumulative effect of change in accounting principle	52,053	(63,926)	(4,500)		(16,373)
Cumulative effect of change in accounting principle	—	(2,306)	—		(2,306)

NET (LOSS) INCOME	$52,053	$(66,232)	$(4,500)		$(18,679)

Earnings per share — basic	$0.13	$(0.39)			$(0.03)

Earnings per share — diluted	$0.12	$(0.39)			$(0.03)

Weighted average — basic	412,035	168,186			580,221

Weighted average — diluted	439,214	168,186			580,221

See notes to unaudited pro forma condensed combined financial statements.

COEUR D’ALENE MINES CORPORATION

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL STATEMENTS

Note 1 Pro Forma Purchase Transaction Adjustments.

For accounting purposes, the acquisition has been treated as an acquisition of Coeur by Wheaton and as a recapitalization of Wheaton (a “Reverse Acquisition”). The unaudited pro forma condensed combined financial statements contained herein use the purchase method of accounting, with Wheaton treated as the acquiror and Coeur as the acquiree and also assume that the acquisition had been completed on January 1, 2003 (for income statement purposes) and on December 31, 2003 (for balance sheet purposes).

Because the former Wheaton shareholders will hold the majority of the voting stock of the combined company and the board of directors of the combined company will be elected annually by the holders of the combined company’s shareholders, Wheaton is deemed to be the accounting acquiror. As a result, Coeur’s assets and liabilities must be recorded at their estimated fair values. The purchase price is based upon the share price used in the proposed offer to purchase of $4.086 multiplied by the outstanding shares of Coeur common stock at December 31, 2003 of 213,136,000, including the fair value of Coeur options and the transaction advisory fee, resulting in a total of approximately $907.0 million. The share price of $4.086 is the weighted average closing price of Coeur common stock for a period of two days before and after the announcement of the offer to purchase on June 29, 2004.

For purposes of preparing the unaudited pro forma condensed combined financial statements, management has made certain assumptions. Coeur assets and liabilities, excluding development properties, at December 31, 2003 are assumed to approximate fair value and, as such, the excess of fair value over book value, including the impact of deferred income taxes, has been allocated to development properties. Coeur would first assign the excess purchase price to property, plant and equipment, mineral property and development property. Any excess purchase price not assigned to tangible assets would then be allocated to any identifiable intangible asset and, possibly, goodwill. An independent valuation, when completed, may result in an allocation to the carrying value of Coeur’s producing mines. An increase in the value of those properties would result in an increase in depreciation and depletion in the unaudited pro forma condensed combined income statement. A $50 million increase in the assigned values of those properties would result in an approximate increase to depreciation and depletion of $15 million per year. Additionally, management has assumed that the Wheaton shareholders would elect the maximum cash consideration. Based on the number of issued and outstanding Wheaton common shares on May 27, 2004, if all Wheaton shareholders elected to receive cash for their Wheaton common shares, Wheaton shareholders would receive Cdn$1.00 per Wheaton common share in cash and either 0.650 shares of New Coeur common stock or 0.650 Exchangeable Shares (for shareholders who affirmatively elect to receive Exchangeable Shares if there is proration). If less than all Wheaton shareholders elect the cash option, Wheaton shareholders will receive up to Cdn$5.47 per Wheaton common share in cash (subject to proration based on the Tender Cash Maximum) plus, if proration occurs, a number of shares of New Coeur common stock or Exchangeable Shares.

The following represents the preliminary allocation of purchase price if the transaction had occurred on December 31, 2003:

Purchase Price Allocation

Coeur d’Alene — Wheaton River Transaction

(In Thousand’s)

Coeur stock in purchase transaction (213,135,975 shares at $4.086)	$870,874
Coeur options — fair market value at December 31, 2003	8,095
Transaction advisory fee	28,025

Total purchase price	$906,994

Cash	$62,417
Investments	27,975
Other current assets	11,170
Inventories	44,628
Property, plant and equipment	34,678
Operational mining property	23,773
Development property	1,103,688
Other long-term assets	9,493

Total assets	1,317,822

Less:
Current liabilities	31,663
Accrued reclamation	20,934
Deferred taxes	339,636
7 1/4% Convertible subordinated debentures due October 2005	9,563
Other long-term liabilities	9,032

Total liabilities	410,828

Net assets	$906,994

      The unaudited pro forma condensed combined financial statements include the following adjustments:

(1) To eliminate the components of Coeur’s historical shareholders’ equity accounts.

(2) To reflect 582,276,000 shares of Coeur common stock, par value $1.00 per share, issued and outstanding after the acquisition of Wheaton, based on 213,136,000 shares of Coeur issued and outstanding and an estimated 369,140,000 shares of Coeur to be issued to Wheaton shareholders, based on the estimated outstanding Wheaton common shares of 567,907,000 multiplied by .65, the exchange rate assumed in the pro forma condensed combined financial statements.

(3) To record additional equity for issuance of 213,136,000 shares of Coeur, using the five day average share price surrounding the announcement date of June 29, 2004 of $4.086.

(4) To adjust the fair value of Coeur’s property, plant and equipment and mining properties to estimated fair value. The excess of the fair value over the carrying value of the assets was allocated to development properties. In addition, deferred income taxes are recognized for the difference between the revised carrying amounts of Coeur’s assets and their associated tax bases which will not change as a result of the combination.

This allocation is preliminary and is subject to change due to several factors including: changes in the fair values of Coeur’s assets and liabilities up to the closing date of the transaction; the actual merger costs incurred, the number of Coeur’s shares, stock options, warrants and restricted stock outstanding at the closing date; valuations of assets and liabilities that may be required which have not been completed as of the date of these adjustments. These changes will not be known until after the closing date of the transaction.

Additionally, the allocated value to Coeur’s long-lived assets will be subject to assessments of recoverability under the various provisions under US GAAP and, while there has been no current determination regarding impairment, these assessments could result in write downs of carrying values in future periods.

(5) To reflect the fair value of deferred debt issuance costs of Coeur.

(6) To reflect the fair value of forward Gold Sales as of December 31, 2003.

(7) To reflect the fair value of outstanding options of Coeur executives and directors as of December 31, 2003.

(8) Maximum distribution of the cash election offered to Wheaton shareholders.

(9) Transaction advisory fees to be incurred by Coeur as a result of the Wheaton-Coeur combination.

(10) Estimated costs to be incurred by Coeur as a result of the Wheaton-Coeur combination.

Primarily consisting of:

Note fees	$1,725
Legal fees	4,000
Other	2,350

$8,075

Note 2 Pro Forma Financing Adjustments.

      The unaudited pro forma condensed combined financial statements include the following transactions completed by Coeur subsequent to the December 31, 2003 balance sheet and transactions that Coeur will complete during the closing of the offer to purchase:

(A) Coeur issued $180 million of 1 1/4% Convertible Senior Notes due January 2024, net of offering costs of $6.1 million.

(B) Coeur retired the remaining $9.6 million of the 7 1/4% Convertible Subordinated Debentures Due October 2005.

(C) Issuance of $225.0 million of convertible debt securities to finance, in part, a portion of the Wheaton-Coeur combination, net of approximately $8.7 million offering costs. Does not give effect to the exercise of the $50.0 million option.

(D) Incremental interest cost on the issuance of convertible debt securities in the amount of $225.0 million at 2% for the respective periods. Does not give effect to the exercise of the $50.0 million option.

(E) No entry has been made for taxes since US losses from Coeur cannot offset Wheaton’s earnings.

APPENDIX G

INFORMATION CONCERNING WHEATON RIVER MINERALS LTD.

      Set forth below is certain additional information regarding Wheaton, which is excerpted from Wheaton’s Annual Report on Form 40-F, filed with the SEC on May 18, 2004.

      Wheaton is engaged in the acquisition, exploration and operation of precious metal properties. The Company continues to investigate and negotiate the acquisition of additional producing precious metal mining properties or interests in such properties. There is no assurance that any such investigations or negotiations will result in the completion of an acquisition.

Principal Products

      The Company’s principal product is gold. As a result of the Luismin, Alumbrera and Peak acquisitions, in addition to gold, the Company also produces silver and copper. There is a worldwide gold, silver and copper market into which the Company can sell and, as a result, the Company will not be dependent on a particular purchaser with regard to the sale of the gold, silver and copper which it produces.

Competitive Conditions

      The precious metal mineral exploration and mining business is a competitive business. The Company competes with numerous other companies and individuals in the search for and the acquisition of attractive precious metal mineral properties. The ability of the Company to acquire precious metal mineral properties in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for precious metal development or mineral exploration.

Operations

     Raw Materials

      The Company has gold and silver mineral reserves at Luismin’s mining properties located in Mexico, gold and copper mineral reserves at the Peak Mine in Australia and the Alumbrera Mine in Argentina, and gold mineral reserves at the Amapari Project in Brazil.

     Environmental Protection Requirements

      The Golden Bear Mine was closed in 2001. The Company commenced reclamation activities at the Golden Bear Mine site in 2000 and, aside from some longer term monitoring, will complete such activities in 2004. Reclamation is anticipated to consist of activities such as the removal of plant and equipment, re-vegetation and closure of the access road. The remaining reclamation costs at the Golden Bear Mine site as at December 31, 2003 were estimated to be approximately $1,315,000. Funding will be provided from a reclamation deposit and cash held by the government under a safekeeping agreement totalling $1,060,000, sale of mine site equipment with a carrying value of $230,000 and from working capital.

      MAL, in its capacity as the operator of the Alumbrera Mine, is responsible for compliance with the commitments made in the main environmental permit for the Alumbrera Mine and the cost of reclamation and closure. MAL is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps. Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure. Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project’s financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed. Progressive rehabilitation commenced in 2002. MAL makes provisions for reclamation and closure in its life-of-mine plans and financial statements, however, MAL is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made. MAL’s closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated. Closure costs for the Alumbrera Mine are revised on an annual basis.

      PGM has a responsibility under Australian law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases. Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation have been identified. Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in recent years, and revegetation trials have been initiated. Reclamation work at the historic sites has included backfilling and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas to control stormwater runoff and erosion, and removing rubbish. PGM estimated the future cost for closure to be $5.875 million as at December 31, 2003. PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in an amount of $4.576 million.

     Employees

      As of May 7, 2004, the Company had 12 full-time employees working in its Vancouver office, approximately 1,155 workers at the Luismin operations in Mexico and 210 workers at the Peak Mine in Australia. Luismin workers include 700 contractors, 455 hourly unionized workers and 200 salaried employees. Peak workers include 126 employees and 84 contractors.

      As of March 2004, the Amapari Project had 16 workers in the Rio de Janeiro Office and 80 workers at the project site in Amapá State, Northern Brazil (including 51 contractors), totalling 96 workers.

     Foreign Operations Risks

      The Company currently owns the San Dimas, San Martin and Nukay mining operations in Mexico, 37.5% of the Alumbrera Mine in Argentina and the Peak Mine in Australia. In addition, the Company owns the Amapari Project in Brazil, the Los Filos Project in Mexico and 21.2% of the El Limón exploration project in Mexico. Any changes in regulations or shifts in political attitudes in such foreign countries are beyond the control of the Company and may adversely affect its business. Future development and operations may be affected in varying degrees by such factors as government regulations (or changes thereto) with respect to the restrictions on production, export controls, income taxes, expropriation of property, repatriation of profits, environmental legislation, land use, water use, land claims of local people and mine safety. The effect of these factors cannot be accurately predicted. See “General Development of the Business — Risks of the Business — Foreign Operations” and “General Development of the Business — Risks of the Business — Foreign Subsidiaries”.

Technical Information

     JORC Code Definitions

      The estimated ore reserves and mineral resources for the Alumbrera Mine, the Peak Mine and the Amapari Project have been calculated in accordance with the current (1999) version of the Australasian Code for Reporting of Mineral Resources and Ore Reserves (the “JORC Code”), the Australian worldwide standards. The JORC Code has been accepted for current disclosure rules in Canada under the Canadian Securities Administrators’ National Instrument 43-101 Standards of Disclosure for Mineral Projects (“NI 43-101”). The following definitions are reproduced from the JORC Code:

      The term “Mineral Resource” means a concentration or occurrence of material of intrinsic economic interest in or on the Earth’s crust in such form and quantity that there are reasonable prospects for eventual economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

      The term “Inferred Mineral Resource” means that part of a Mineral Resource for which tonnage, grade and mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes which may be limited or of uncertain quality and reliability.

      The term “Indicated Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a reasonable level of confidence. It is based on exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed.

      The term “Measured Mineral Resource” means that part of a Mineral Resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes. The locations are spaced closely enough to confirm geological and/or grade continuity.

      The term “Ore Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified. Ore Reserves are sub-divided in order of increasing confidence into Probable Ore Reserves and Proved Ore Reserves.

      The term “Probable Ore Reserve” means the economically mineable part of an Indicated, and in some circumstances Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

      The term “Proved Ore Reserve” means the economically mineable part of a Measured Mineral Resource. It includes diluting materials and allowances for losses which may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, and include consideration of and modification by realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction could reasonably be justified.

      The foregoing definitions of Ore Reserves and Mineral Resources as set forth in the JORC Code have been reconciled to the definitions set forth in “CIM Standards on Mineral Resources and Reserves — Definitions and Guidelines” prepared by the CIM Standing Committee on Reserve Definitions and approved by the CIM Council of the Canadian Institute of Mining, Metallurgy and Petroleum in August 2000 (the “CIM Standards”) which were adopted by NI 43-101. If the Ore Reserves and Mineral Resources for the Alumbrera Mine and the Peak Mine were estimated in accordance with the definitions in the CIM Standards, there would be no substantive difference in such Ore Reserves and Mineral Resources.

     CIM Standard Definitions

      The estimated mineral reserves and mineral resources for the Luismin Mines and the Los Filos Project have been calculated in accordance with the CIM Standards. The following definitions are reproduced from the CIM Standards:

      The term “Mineral Resource” means a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge. Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories.

      The term “Inferred Mineral Resource” means that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

      The term “Indicated Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

      The term “Measured Mineral Resource” means that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

      The term “Mineral Reserve” means the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

      The term “Probable Mineral Reserve” means the economically mineable part of an Indicated Mineral Resource and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

      The term “Proven Mineral Reserve” means the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

Cautionary Note to United States Shareholders Concerning Estimates of Measured, Indicated and Inferred Resources

      This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the

United States Securities and Exchange Commission (the “SEC”) does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

     Average Total Cash Costs

      “Average total cash costs” figures are calculated in accordance with a standard developed by The Gold Institute, which was a worldwide association of suppliers of gold and gold products and included leading North American gold producers. The Gold Institute ceased operations in 2002, but the standard is the accepted standard of reporting cash costs of production in North America. Adoption of the standard is voluntary and the cost measures presented herein may not be comparable to other similarly titled measures of other companies. Costs include mine site operating costs such as mining, processing, administration, royalties and production taxes, but are exclusive of amortization, reclamation, capital, development and exploration costs. These costs are then divided by ounces sold to arrive at the total cash costs of sales. The measure, along with sales, is considered to be a key indicator of a company’s ability to generate operating earnings and cash flow from its mining operations. This data is furnished to provide additional information and is a non-GAAP measure. It should not be considered in isolation as a substitute for measures of performance prepared in accordance with GAAP and is not necessarily indicative of operating costs presented under GAAP.

Summary of Ore Reserves/Mineral Reserves and Mineral Resources

     Ore Reserves/Mineral Reserves

      The following table sets forth the estimated Ore Reserves/ Mineral Reserves for the Alumbrera Mine, the Peak Mine and the Luismin properties as at December 31, 2003 and the Amapari Project as at January 9, 2004:

Proved/Proven and Probable Ore/Mineral Reserves(1)

		Grade				Contained Metal

								Gold
						Gold		Equivalent
Deposit	Category	Tonnes	Gold	Silver	Copper	(ounces)	Silver	Ounces(6)	Copper

			(grams	(grams			(ounces)		(tonnes)
		(000s)	per tonne)	per tonne)	(%)	(000s)	(000s)	(000s)
Alumbrera Mine(2)	Proved	115,500	0.57	—	0.50	2,117	—	2,117	577,500
(Wheaton’s 37.5% interest)	Probable	8,630	0.49	—	0.47	136	—	136	40,540

	Proved + Probable	124,130	0.56	—	0.50	2,253	—	2,253	618,040

Peak Mine(3)	Proved	570	3.82	—	0.53	70	—	70	3,010
	Probable	1,780	7.33	—	0.54	419	—	419	9,530

	Proved + Probable	2,350	6.48	—	0.53	489	—	489	12,540

Luismin(4)	Proven	880	5.16	414	—	145	11,670	322	—
— San Dimas	Probable	1,360	5.16	412	—	226	18,060	500	—

	Proved + Probable	2,240	5.16	413	—	371	29,730	822	—

Luismin(4)	Proven	530	3.75	64	—	64	1,090	76	—
— San Martin with San Pedrito	Probable	500	3.37	120	—	54	1,940	76	—

	Proved + Probable	1,040	3.56	—	—	119	3,030	152	—

Luismin(4)	Proven	880	3.94	—	—	111	—	111	—
— Nukay	Probable	720	4.09	—	—	95	—	95	—

	Proved + Probable	1,600	4.01	—	—	206	—	206	—

Amapari(5)	Proven	3,350	2.15	—	—	232	—	232	—
	Probable	11,430	3.15	—	—	1,159	—	1,159	—

	Proved + Probable	14,780	2.93	—	—	1,390	—	1,390	—

Total	Proved/Proven					2,739	12,760	2,928	580,510
	Probable					2,089	20,000	2,384	50,060

	Proved/Proven + Probable					4,828	32,750	5,312	630,580

(1)	All Mineral Reserves have been calculated as of December 31, 2003, other than the Mineral Reserves with respect to the Amapari Project which are as at January 9, 2004, in accordance with the CIM Standards or the JORC Code. The JORC Code has been accepted for current disclosure rules in Canada under NI 43-101.

(2)	The Mineral Reserves for the Alumbrera Mine set out in the table above have been estimated by C. R. Van Order, P.Eng. at Minera Alumbrera Limited who is a competent person under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. See “Narrative Description of the Business — Alumbrera Mine, Argentina — Ore Reserves and Mineral Resources” for further details.

(3)	The Mineral Reserves for the Peak Mine set out in the table above have been estimated by Robert Cooper at Peak Gold Mines Pty Ltd. who is a competent person under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. See “Narrative Description of the Business — Peak Mine, Australia — Ore Reserves and Mineral Resources” for further details.

(4)	The Mineral Reserves for the Luismin Mines set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton and David R. Budinski, P.Geo. at Orcan Mineral Consultants who are each qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards. See “Narrative Description of the Business — Luismin Mines, Mexico — Mineral Reserves and Mineral Resources” for further details.

(5)	The Mineral Reserves for the Amapari Project set out in the table above have been estimated by Harry Burgess, P.Eng. at Micon International Limited and D.W. Hooley, B.Sc.(Eng.) at Micon International Limited who are each competent persons under the JORC Code. The Mineral Reserves are classified as proved and probable, and are based on the JORC Code. The Amapari acquisition was completed on January 9, 2004. See “Narrative Description of the Business — Amapari Project, Brazil — Mineral Reserves and Mineral Resources” for further details.

(6)	Gold equivalent ounces are gold ounces plus silver ounces converted to gold using commodity prices of $350 per ounce of gold and $5.50 per ounce of silver, and appropriate process recovery rates for each operation.

     Mineral Resources

Cautionary Note to United States Investors Concerning Estimates of Measured, Indicated and Inferred Resources

      This section uses the terms “Measured”, “Indicated” and “Inferred” Resources. United States investors are advised that while such terms are recognized and required by Canadian regulations, the SEC does not recognize them. “Inferred Mineral Resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an Inferred Mineral Resource will ever be upgraded to a higher category. Under Canadian rules, estimates of Inferred Mineral Resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of Measured or Indicated Mineral Resources will ever be converted into Mineral Reserves. United States investors are also cautioned not to assume that all or any part of an Inferred Mineral Resource exists, or is economically or legally mineable.

      The following table sets forth the estimated Mineral Resources for the Peak Mine and the Luismin properties as at December 31, 2003 and the Amapari Project as at January 9, 2004:

Measured, Indicated and Inferred Mineral Resources(1)(7)

(excluding Proved/Proven and Probable Minearal Reserves)

			Grade			Contained Metal

								Gold
						Gold	Silver	Equivalent
Deposit	Category	Tonnes	Gold	Silver	Copper	(ounces)	(ounces)	Ounces(8)	Copper

			(grams	(grams					(tonnes)
		(000s)	per tonne)	per tonne)	(%)	(000s)	(000s)	(000s)
Peak Mine(2)	Measured	560	2.33	—	1.22	42	—	42	6,840
	Indicated	480	5.38	—	0.67	83	—	83	3,200

	Measured + Indicated	1,040	3.73	—	0.96	125	—	125	10,040

	Inferred	3,200	8.4	—	1.2	870	—	870	37,760
Luismin(3)	Measured	—	—	—	—	—	—	—	—
— San Dimas	Indicated	—	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—

	Inferred	12,900	3.3	317	—	1,380	131,800	3,380	—
Luismin(3)	Measured	—	—	—	—	—	—	—	—
— San Martin	Indicated	—	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—	—	—	—	—	—

	Inferred	2,100	2.7	127	—	190	8,700	280	—
Luismin(3)	Measured	—	—	—	—	—	—	—	—
— Nukay	Indicated	2,260	4.87	—	—	354	—	354	—

	Measured + Indicated	2,260	4.87	—	—	354	—	354

	Inferred	2,260	2.5	—	—	210	—	210	—
Luismin(4)	Measured	8,250	1.64	—	—	435	—	435	—
— Los Filos	Indicated	30,480	1.37	—	—	1,343	—	1,343	—

	Measured + Indicated	38,730	1.43	—	—	1,778	—	1,778	—

	Inferred	11,600	1.4	—	—	500	—	500	—
Amapari(5)	Measured	2,040	0.86	—	—	56	—	56	—
	Indicated	4,520	1.69	—	—	245	—	245	—

	Measured + Indicated	6,560	1.43			301		301

	Inferred	7,500	4.1	—	—	980	—	980	—
El Limón(6)	Measured	—	—	—	—	—	—	—	—
(Wheaton River’s 21.2% interest)	Indicated	—	—	—	—	—	—	—	—

	Measured + Indicated	—	—	—		—	—	—

	Inferred	4,200	3.1	—	—	420	—	420	—
Total	Measured					533	—	533	6,840
	Indicated					2,025	—	2,025	3,200

	Measured + Indicated					2,558	—	2,558	10,040

	Inferred					4,560	140,500	6,650	37,760

(1)	All Mineral Resources have been calculated as of December 31, 2003, other than the Mineral Resources with respect to the Amapari Project which are as of January 9, 2004, in accordance with the CIM Standards or the JORC Code.

(2)	The Mineral Resources for the Peak Mine set out in the table above have been estimated by R. Berthelsen and Dave Keough at Peak Gold Mines Pty Ltd. who are each competent persons under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code. See “Narrative Description of the Business — Peak Mine, Australia — Ore Reserves and Mineral Resources” for further details.

(3)	The Mineral Resources for the Luismin Mines (San Dimas, San Martin and Nukay) set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton, and David R. Budinski, P.Geo. at Orcan Mineral Consultants, who are each qualified persons under NI 43-101. The Mineral Resources are classified as indicated and inferred, and are based on the CIM Standards. See “Narrative Description of the Business — Luismin Mines, Mexico — Mineral Reserves and Mineral Resources” for further details.

(4)	The Mineral Resources for the Los Filos Project set out in the table above have been estimated by Gary Giroux, P.Eng. at Micon International Limited, who is a qualified person under NI 43-101. The Mineral Resources are classified as measured, indicated and inferred, and are based on the CIM Standards. See “Narrative Description of the Business — Luismin Mines, Mexico — Mineral Reserves and Mineral Resources” for further details.

(5)	The Mineral Resources for the Amapari Project set out in the table above have been estimated by Ken Grace, P.Eng. at Micon International Limited who is a competent person under the JORC Code. The Mineral Resources are classified as measured, indicated and inferred, and are based on the JORC Code. The Amapari acquisition was completed on January 9, 2004. See “Narrative Description of the Business — Amapari Project, Brazil — Mineral Reserves and Mineral Resources” for further details.

(6)	The Mineral Resources for the El Limón deposits set out in the table above have been estimated by James N. Grey, P.Geo. and Al N. Samis, P.Geo., both at Teck Cominco who are qualified persons under NI 43-101. The Mineral Resources are classified as inferred, and are based on the CIM Standards.

(7)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(8)	Gold equivalent ounces are gold ounces plus silver ounces converted to gold using commodity prices of $350 per ounce of gold and $5.50 per ounce of silver, and appropriate process recovery rates for each operation.

Alumbrera Mine, Argentina

     Property Description and Location

      The Alumbrera Mine consists of the following five facilities, with support offices located in Tucumán, Catamarca City, Rosario and Buenos Aires:

•	an open pit mine, processing facilities and central administration offices at Alumbrera, Catamarca;

•	a 316-kilometre concentrate slurry pipeline through Catamarca and Tucumán Provinces;

•	a 202-kilometre, 220 kilovolt power line from the project’s substation at El Bracho, Tucumán;

•	a filter plant and rail loading facilities at Cruz del Norte, Tucumán; and

•	a port, handling facilities and train maintenance facilities at San Martìn near Rosario, Santa Fé.

      The open pit mine is located on a 600 hectare mining lease at Alumbrera, near Belen in northwestern Argentina, 1,100 kilometres northwest of Buenos Aires. The mining lease encompasses all mineralized areas of the deposit. Immediate mine infrastructure and other mine facilities cover an additional permitted surface area of 5,200 hectares. The mine is located in a valley west of the easternmost range of the Andes at an elevation of 2,600 metres above sea level.

      The Alumbrera Mine processes ore through conventional crushing, grinding, sulphide flotation and gravity gold circuits. Concentrate slurry from the processing facilities is pumped 316 kilometres to a filter plant at Cruz del Norte. Concentrates from the filter plant are shipped 830 kilometres by rail from Cruz del Norte, Tucumán to Puerto Alumbrera. The port is located in San Martín, Rosario in the Province of Santa Fé. The port operation and maintenance facilities are contained within a 12 hectare lease which includes a rail-switching yard with approximately 8,200 metres of rail. Port facilities include a rail car unloading building and 50,000 tonne storage shed.

      All mining prospects in the Farallón Negro district, the region including Alumbrera, are enclosed by a 344 square kilometre national mineral reserve and are owned and administrated by Yacimientos Mineros de Agua de Dionisio (“YMAD”), a quasi-government mining company. MAL has the right to exploit the Alumbrera Mine pursuant to an agreement between MAL and YMAD (the “UTE Agreement”) signed in April 1994, as amended. The UTE Agreement defines the working relationship between the parties, including royalty obligations, and requires that ownership of certain of the infrastructure revert to YMAD after completion of operations.

     Royalties

      MAL is required to pay a 3% royalty (the “Boca Mina Royalty”) to the provincial government of Catamarca. The royalty is calculated on the value of mineral substances at the mine mouth after certain allowable deductions. Allowable deductions include all processing and transportation costs, but exclude mining costs and all depreciation. MAL commenced payments of the Boca Mina Royalty in 1998.

      Under the terms of the UTE Agreement, MAL is also obliged to pay a royalty to YMAD equal to 20% of net proceeds after capital recovery to begin in the fiscal year following the one in which positive net proceeds are realized. Prior to this occurring, MAL is obligated to pay YMAD each fiscal year, beginning after the second full fiscal year following the commencement of commercial production and ending the year in which MAL begins to pay the net proceeds royalty, an advance royalty equal to (i) if net income is less than $1,000,000, 5% of net income; or (ii) if net income is more than $1,000,000, the greater of 5% of net income and $1,000,000 only after the original investment has been repaid, which has not occurred to date under the UTE Agreement methodology for this calculation.

     Accessibility, Climate, Local Resources, Infrastructure and Physiography

      Alumbrera is about 1,100 kilometres northwest of Buenos Aires and six hours by paved and dirt roads from the airport at San Miguel de Tucumán. Located in Hualfin District, Belen Department, Catamarca Province, the deposit is 95 kilometres northeast of the town of Belen and approximately 50 road-kilometres northwest of Andalgalà. The project is served by air and all-weather roads. MAL has scheduled flights and road transport to and from Tucumán and Catamarca and the mine site. On average, more than 2,100 people are transported by road and more than 2,500 people are transported by air every month.

      The climate is arid to semi-arid with topography and vegetation similar to the Arizona-Sonora desert. The Alumbrera Mine is near the boundary between the Sierras Pampeanas and Puna physiographic provinces and the area is sparsely populated. Average mean temperature is 17 to 18 degrees Celsius and average minimum and maximum temperatures range between 8 and 10 degrees Celsius and 22 and 27 degrees Celsius. Temperatures can be as low as minus 10 degrees Celsius in the winter and as high as 40 degrees Celsius in the summer. Average mean rainfall is 160 millimetres, occurring predominantly during the months of December through March. Light snows can occur in the winter.

      Mine site infrastructure includes offices, a warehouse, a laboratory, a medical centre, a permanent camp and workshops. Site facilities include two accommodation camps, catering, medical and indoor and open-air recreation facilities. The mine’s main water supply originates from a bore field, Campo Arenal, and is delivered to the mine site through a 30-kilometre pipeline. The mine maintains a 1.7 million cubic metre water reservoir. A 202-kilometre long 220-kilovolt power line provides electrical power to the mine site from a substation at El Bracho, Tucumán. The power line, with 530 transmission towers, was constructed to provide access to the national power grid.

      Topographically, (prior to commencement of mining) the deposit at the Alumbrera Mine was a bowl-shaped, ellipsoidal depression oriented northeast-southwest surrounded by ridges formed mostly by andesitic breccia of the Farallón Negro volcanics. The floor of the bowl covers an area of 2.5 square kilometres. It is characterized by altered yellowish and reddish rocks that are the oxidized and weathered “surface rind” of hydrothermally altered and mineralized zones that were easily weathered in the recent geologic past, thereby forming the bowl.

     History

      The Alumbrera area has been known for its veins of copper and gold deposits and alum since at least the 19th century. Small-scale mining activity took place at the end of the 19th century and during the early 20th century at the southern edges of the present mine area. In 1950, the Alto la Alumbrera veins were sampled by the government for copper and gold. In 1963, a mapping and geochemical survey defining a deposit of disseminated/scattered copper was conducted. In 1969, YMAD carried out a thorough geological geochemical prospecting program and completed four short drill holes.

      From 1973 to 1976, the government carried out a geophysical study (induced polarization and magnetism) and commenced a drilling program. Drilling was completed over several years with 6,000 metres drilled from 1974 to 1976. YMAD carried out resource mapping and evaluation from available drill holes. From 1975 to 1982, there was intermittent drilling to complete a total of 18,970 metres and 71 drill holes for the period 1968 to 1981.

      From 1985 to 1988, YMAD investigated open pit mining and heap leaching of ore from the central gold-rich oxidized zone. An additional 1,283 metres of drilling, averaging 50 metres per hole, was completed. Feasibility studies were prepared in 1986 and 1988.

      From 1992 to 1993, another feasibility study was conducted. Geological exploration activity included geotechnical investigations, a core relogging program and a diamond drilling program, mineralogical assessments and a complete reinterpretation of the deposit geology. A geology and metal grade block model of the deposit was generated.

      In October 1994, MAL completed a 20-hole, 8,000-metre diamond drillhole program. Drilling was concentrated in the southern flank of the orebody and within the area to be mined during the first five years of the open pit life. In 1995, MAL commenced mining activities in the mine area. In August 1997, project commissioning commenced with the processing of the first ore from the mine. In December 1999, the mine achieved production and performance tests under terms of project financing.

      MEB negotiated an interest in the project from YMAD in 1990, establishing MAL as the entity to exploit the deposit in 1993. MIM purchased a 50% interest in MAL in 1994. MEB, with a 50% remaining interest in MAL, was subsequently acquired by Rio Algom Ltd. and North Ltd. in 1995. RTP acquired North Ltd. in August 2000. Billiton acquired Rio Algom Ltd. in October 2000. BHP and Billiton merged during 2001 to form BHP Billiton. In 2003 Wheaton acquired the RTP 25% indirect interest in Alumbrera together with 50% of BHP Billiton’s indirect interest in Alumbrera. Also in 2003, MIM was acquired by Xstrata. As a result, Xstrata holds a 50% interest in, and are the operators of, the Alumbrera Mine. Wheaton holds a 37.5% interest and a third party holds a 12.5% interest.

     Geological Setting

     Regional Geology

      Alumbrera was emplaced in the late Miocene Farallón Negro — Capillitas volcanic flow and breccia complex, situated in the Sierra de Capillitas. This high-potassium calc-alkaline shoshonitic to banakitic volcanism is the easternmost expression of subduction related volcanism which appears to have developed in block-faulted areas on Palaeozoic crystalline basement along the Andean Cordillera in the late Miocene. The Farallón Negro complex lies near the boundary of nearly flat and 30-degree east dipping segments of the subducting Nazca Plate, a discontinuity expressed by the east-west boundary between the Puna and Sierras Pampeanas provinces, by a 50-kilometre right-lateral offset in the Andes crest and by the east-west trend of Neogene volcanoes of the Ojos de Salado chain west of Alumbrera and the Farallón Negro centre.

      Alumbrera and its host stratovolcano lie between two northeast-trending lineaments, the Hualfin and Aconquija, which may have localized volcanism and mineralization in tension fractures between them. The volcanism was controlled by sinistral pull-apart tectonics along a major northwest trending lineament. The Farallón Negro volcanic and intrusive complex was a stratovolcano formerly up to 6 kilometres high and approximately 16 kilometres in diameter, which evolved from more mafic pyroxene andesites to more hornblende and biotite bearing andesites and dacites. Volcanism was followed by the emplacement of the mineralization-related dacite porphyries. The location of the dacite porphyries coincides with the eruptive centres of the former andesite-dacite stratovolcano, whose roots they intruded.

     Deposit Geology

      The Alumbrera alkalic dacite porphyries were intruded about 8 million years ago into the roots of the Farallón Negro volcano. The intrusion-generated large-scale hydrothermal circulation resulted in alteration and mineralization of the porphyry itself and its volcanic host rocks. Subsequent erosion has exposed the upper part of the volcano and its porphyry system to a level that is favourable for mining.

      The Farallón Negro host rocks are about 90% autobrecciated flows in a thick-bedded sequence of fragment-poor to fragment-crowded weakly to strongly porphyritic potassic andesite. The remaining 10% is comprised of lithic and non-porphyritic flow units.

      The primary mineralized rocks of Alumbrera consist of a series of porphyritic intrusions. A total of seven distinctive porphyritic intrusions have been recognised, which form stocks (earliest units) and dyke-like bodies (youngest units) that extend to the outer edge of the deposit with some of the dykes forming a radial pattern around the central stocks. Geochemically the dacites are typical for subduction-related potassic igneous rocks (shoshonites) from mature continental arc settings.

     Exploration

      The mining rights to the Alumbrera Mine are limited to a 2,000 metre by 3,000 metre rectangle (600 hectares in size) approximately centred on the open pit mine. This area, referred to as the contract area, is slightly larger than the ultimate pit rim dimensions. No exploration is conducted by MAL outside of the contract area.

      Because of the very limited area of mineral rights involved and the dominance of the area by the open pit mine, further exploration work will be limited.

     Mineralization

      The mineralogy of the primary (unweathered) ore consists of chalcopyrite (± bornite), native gold and pyrite. Gold occurs mainly in chalcopyrite. Gold values correlate closely with copper values in primary mineralization and ratios are very consistent through the deposit.

      Ore grades correlate with lithology. The highest copper-gold grades are associated with intense potassic (quartz-magnetite) alteration of two of the earliest mineralized porphyritic intrusions and in adjacent biotized or potassium feldspar altered andesites. Younger porphyries are less mineralized or barren. The majority of the copper is primary and occurs as chalcopyrite in disseminated grains and in veinlets. Copper and gold are positively correlated with gold occurring in association with early pyrite-chalcopyrite-magnetite as free gold grains in the 10 to 50 micron range. The economic-grade sulphide mineralization extends upward almost to surface.

      The upper portion of the orebody has been subject to weathering and can be sub-divided into two distinct zones, an upper, thin, leached zone, and a lower sulphide enriched zone. The leached zone contains oxide and carbonate copper minerals, including soluble species. Gold values appear largely unaffected by leaching. The sulphide-enriched zone is complex and contains chalcocite, covellite, native copper and chalcopyrite in varying proportions. The intensity of chalcocite decreases with depth and is absent in fresh (primary) ore. Leaching and oxidation near the surface generally does not extend to deeper than 30 metres.

     Drilling

      The Alumbrera Mine has been worked on by at least four different companies with numerous drilling campaigns since YMAD commenced work in 1969. Both reverse circulation and diamond drilling has been performed, however, the database is composed predominantly of diamond core data. The diamond drill programs were completed using both N-sized core (“NQ”) and H-sized core (“HQ”) longyear Q-series drilling systems (47.6 millimetres and 63.5 millimetres core diameter, respectively).

      270 holes were drilled on a nominal 50 metre by 50 metre pattern over the entire deposit. However, due to shorter lengths on some holes, this density decreases somewhat at the deepest pit elevations. All holes were drilled on N75°/N255° oriented sections, with dips varying between vertical and minus 60°. This orientation was chosen so as to best outline faults in the dominant fault strike direction, many of which have material post-mineralization movement or control the intrusion of the host porphyry and mineralizing fluids.

      After the 1998-99 resource definition drilling program it became apparent that it was necessary to drill a few more holes to increase data density at the deeper elevations of the pit. This was required in order to improve geological controls on the model and upgrade some of the indicated resources to the measured category based on the models used to estimate mineral resources and Kriging variances seen during grade interpolation. An additional 14 holes were drilled to fill in areas of low confidence. There is no known requirement for further drilling of the existing resource.

     Sampling and Analysis

      Exploration samples are sawn (core) or split (reverse circulation) and sent to ALS Chemex (“ALS”) in Mendoza for further preparation and analysis, following which the assay results were reported by ALS.

      Exploration samples were analysed for gold using a 50 gram fire assay with a flame AAS finish after nitric acid/aqua regia digestion of the bead. This method has a detection limit of 0.01 parts per million and is suitable for the low gold grades seen at Alumbrera. Samples were analysed for copper and silver using an aqua regia mixed-acid digestion and elemental determination by flame AAS. The detection limit for copper and silver by this method are 100 parts per million and 1.0 parts per million, respectively.

      Minor element analyses have been routinely carried out on approximately 10% of samples to determine base line quantities of potentially toxic metals available to be released into the environment. Samples were randomly selected and analyzed for antimony, arsenic, bismuth, cadmium, lead, mercury, molybdenum, selenium, tellurium and zinc. Additional sampling was conducted in areas identified to have lead and zinc bearing veins.

      Sulphur and sulphate analyses were also conducted in order to estimate the amount of pyrite within the deposit.

     Drill Core Samples

      During logging, the MAL geologist selects the portions of each hole to be sampled based primarily on mineralization. Using visual inspection, the location of the 0.15% copper boundary would be estimated and sampling would commence approximately 50 metres before this estimated position. Samples were selected on three-metre intervals regardless of lithologic contacts and geological variation in the core. Once selected, the core to be sampled was sawn in half with a diamond saw and one half of the core retained. All sampling and core storage took place at the core logging facility.

     Reverse Circulation Samples

      Reverse circulation samples were collected in the field at the drill rig over 3-metre intervals after being split in the ratio 3:1 at the sampler. The smaller sample was sent for analysis and the larger fraction retained on site for the duration of the drill program and then discarded.

     Sample Quality

      The program set up to monitor the quality of the assay database consisted of the following procedures:

•	the use of internal standards by the laboratory;

•	the use of MAL submitted standard samples with each sample batch;

•	regular re-analysis of pulps by the laboratory;

•	re-analysis of pulps as requested by MAL;

•	check analysis of randomly selected pulps by a second laboratory; and

•	1/4 core re-sampling of selected sample intervals mixed with each batch.

      Data validation protocols are built into the date-entry system used by MAL to prevent hole-depth, over-lapping logging/sampling intervals or hole-name validation errors.

     Security of Samples

      MAL’s core logging and storage facility is located in the administration and warehouse building cluster beside the concentrator. These facilities are secure from entry by non-MAL personnel. Exploration samples are shipped from this location using scheduled mine delivery trucks.

     Ore Reserves and Mineral Resources

      Ore Reserves and Mineral Resources are estimated using the JORC Code. See “Technical Information — JORC Code Definitions” for JORC Code definitions.

      The following table sets forth the estimated Ore Reserves for 100% of the Alumbrera Mine as at December 31, 2003 (37.5% of which represents Wheaton’s interest):

Proved and Probable Ore Reserves (1)(2)(3)(4)

			Grade		Contained Metal

Material	Category	Tonnes	Gold	Copper	Gold	Copper

			(grams			(tonnes)
			per tonne)	(%)	(ounces)
In-Situ	Proved	200,000,000	0.65	0.58	4,186,000	1,151,000
	Probable	23,000,000	0.49	0.47	362,000	108,000

	Total	223,000,000	0.66	0.57	4,548,000	1,259,000

Stockpiles	Proved	108,000,000	0.42	0.36	1,458,000	389,000
	Probable	—	—	—	—	—

	Total	108,000,000	0.42	0.36	1,458,000	389,000

Total	Proved	308,000,000	0.57	0.50	5,644,000	1,540,000
	Probable	23,000,000	0.49	0.47	362,000	108,000

	Total	331,000,000	0.56	0.50	6,006,000	1,648,000

(1)	The Ore Reserves for the Alumbrera Mine set out in the table above have been estimated by C. R. Van Order, P.Eng. at MAL who is a competent person under the JORC Code. The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

(2)	The Proved Ore Reserve includes 108 million tonnes at 0.36% copper, 0.42 grams of gold per tonne of medium and low grade material stockpiled for future treatment.

(3)	Ore Reserves are based on a life-of-mine production schedule generated from pit optimisation studies on the new resource block model and are reported on the basis of a recoverable payable copper equivalent cut-off grade of 0.32%, with the equivalent grade taking into account copper and gold grades, prices, metallurgical recoveries and realisation costs. The recoverable payable copper equivalent cut-off grade of 0.32% represents in-situ copper and gold grades generally in the range of 0.15% copper, 0.26 grams of gold per tonne to 0.25% copper, 0.11 grams of gold per tonne.

(4)	Primary sulphide mineralization comprises disseminated, vein and fracture controlled chalcopyrite in altered dacite and andesite host rocks, with chalcocite and covellite in the enriched zone.

      There are currently no Mineral Resources to report for the Alumbrera Mine.

Mineral Processing and Metallurgical Testing

      The economic mineralogy of the primary, unweathered ore consists of chalcopyrite, native gold and pyrite in a simple textural relationship. Chalcopyrite occurs in disseminated grains and in veinlets; copper and gold are positively correlated, with the gold occurring as free grains or, more usually, as inclusions within the chalcopyrite. As a classic porphyry copper-gold deposit, it is expected that the ore should respond to conventional sulphide flotation for recovery of gold bearing copper concentrate.

      There is a wide range of metallurgical testing and operating experience available and planned in support of strategic planning and development.

      The feasibility study metallurgical testing confirmed the amenability of the orebody to conventional copper porphyry processing. Although the programme was possibly not as systematic in establishing the metallurgical response of the orebody as has been the case on other similar projects, Micon considers that the testing adequately addressed all the expected issues and generated appropriate criteria for process design. These criteria have been generally confirmed by operating experience to date.

      MAL decided in 2001 to install a third grinding line and a pebble crushing circuit in order to meet the objective of maintaining concentrate production at lower ore grades over the life-of-mine. MAL has increased the capacity of the rougher flotation circuit which is scheduled to be commissioned in 2004.

Mining Operations

      Standard truck and shovel mining techniques operations are employed in the open pit mine, utilizing 42 cubic metre shovels and 220 tonne haul trucks to move both ore and waste. Mining is carried out on 17-metre benches, with 2-metre sub-drill, which suit the size of the equipment necessary for the production rate.

      Current mineral reserves have a low waste to ore ratio of an average of 1.77:1 for the 2003 life-of-mine plan. Operation of the mine is carried out at an elevated cut-off grade, which is reduced over the mine life to the economic cut-off grade. This practice requires that some ore be stockpiled for later processing.

      The mining rate in 2003 marginally exceeded 300,000 tonnes per day for a total of approximately 110 million tonnes of material mined, comprised of approximately 31 million tonnes of ore and 79 million tonnes of waste. The total material mined is planned to increase to an average of 342,000 tonnes per day, approximately 125 million tonnes per annum, for 2004 to 2006.

      MAL employs approximately 1,000 permanent staff and 600 contractors, of whom approximately 500 staff and 200 contractors work in the mining department. Argentina is a highly unionized country with industry-based unions and very prescriptive labour agreements. The current labour agreement was renegotiated in 2003 and is in effect for a four year period.

Milling Operations

      The original plant uses a conventional porphyry copper flotation circuit with proven, large scale equipment. The plant produces two products, a copper flotation concentrate containing the major gold credit and doré bullion from gravity recovery of coarser free gold. The original design capacity was 80,000 tonnes per day with a utilisation of 94%. Provision was made for expansion to 100,000 tonnes per day by the addition of a third grinding line, in order to maintain metal production as the ore grade decreases.

      MAL has increased the capacity of the original plant to approximately 100,000 tonnes per day by the addition of the third grinding circuit, albeit using smaller equipment than that already installed. The expansion also included a pebble crushing circuit to handle critical size material from the semi-autogenous grinding (“SAG”) mills, of which about 1 to 1.5 million tonnes, at 0.4% copper, already had been accumulated. The planned utilization for 2004 is 93%, increasing to 94% in 2007.

      MAL expects that the ball mills will become the limit to throughput with the expanded circuit, particularly on softer ore. Although the cleaner flotation circuit is a constraint to feed metal, this will not be a problem except on the softest, high grade ore, as lower ore grade will compensate for the increased throughput. MAL has not identified any other areas that require expansion, although it acknowledges that increased utilisation in most areas is required.

      The mined ore is crushed in a 1,540 millimetre by 2,770 millimetre gyratory crusher. The crushed ore is conveyed 1.7 kilometres to an 80,000 tonne live capacity stockpile. The ore is drawn from the stockpile by apron feeders to conveyors feeding three parallel grinding circuits. The two original grinding lines each consist of an 11 metre diameter, 5.14 metre long SAG mill and two 6.1 metre diameter, 9.34 metre long ball mills operating in closed circuit with hydrocyclones. The third grinding line, which was commissioned in August 2002, consists of a 8.53 metre diameter, 4.27 metre long SAG mill and a 5.03 metre diameter 8.84 metre long ball mill, both of which are reconditioned second-hand units. It has been the practice to remove and stockpile the minus 35 millimetre critical size pebbles from the SAG mill discharge when processing harder ores with lower throughput rate. A circuit was commissioned in August 2002 for crushing the stockpiled pebbles and the newly generated pebbles, as required. The pebbles are conveyed via a surge bin to a crusher operating in open circuit and the crushed pebbles will be conveyed via a surge bin to each of the three SAG mill feed conveyors.

      SAG and ball mill discharge is pumped to a cluster of hydrocyclones, one cluster for each ball mill. Hydrocyclone underflow discharges to the ball mill feed, with a minor proportion diverted via two centrifugal gravity concentrators for each cluster, for removal of coarser free gold. Hydrocyclone overflow at 80% passing 150 microns gravitates to the flotation circuit. The gravity concentrate is transferred to the secure gold room for further cleaning and smelting with fluxes to bullion.

      After conditioning with reagents, the hydocyclone overflow passes to the rougher flotation circuit consisting of 32 100 cubic metre mechanical flotation cells. MAL is presently expanding flotation capacity to allow further ore residence time, thus improving recoveries in difficult ore types. This expansion is expected to be commissioned in May 2004. Rougher concentrate is reground in one or two 5.0 metre diameter, 7.32 metre long ball mills operating in closed circuit with hydrocyclones, and centrifugal gravity concentrators for further free gold recovery. The reground rougher concentrate passes to the cleaner flotation section, consisting of 14 pneumatic flotation cells arranged for two stages of cleaning and a cleaner scavenger, all in closed circuit. The concentrate from the second stage cleaner is the final product and the tailings from the cleaner scavenger are now recirculated to the rougher circuit, although as commissioned these cells operated in open circuit producing final tailings.

      Final concentrate is thickened to 63% solids in two 30 metre diameter thickeners and for storage in surge tanks before being pumped via a 316 kilometre long, 175 millimetre diameter pipeline to MAL’s filter plant near Tucumán. Positive displacement pumps at the mine site and two booster stations elevate the concentrate to a high point from where it flows by gravity 150 kilometres to the filter plant. At the filter plant, the concentrate is stored in surge tanks and thickened prior to three 120 cubic metre continuous belt filter presses, which reduce the moisture content to 7.5%. The filters discharge to a storage building, where a front-end loader reclaims the filter cake for rail transport 830 kilometres to the port near Rosario.

      Tailings from the process plant flow by gravity pipeline for 8.5 kilometre to an engineered, centreline dam constructed across the Vis Vis canyon. Distribution is effected by spigotting along the upstream face of the dam. Supernatant water is pumped back to the process plant and seepage is collected downstream of the dam and pumped back. The dam is raised using waste rock with a core of selected material and remains a significant capital cost throughout the life of the mine. MAL retains Knight Piesold as its consultant for tailings dam management and construction quality control.

Markets and Contracts

      MAL’s objective has been to sell 90% to 95% of its concentrate production through frame contracts, with the balance for sale into the spot market. This has reduced the annual average treatment and refining charges and provided short-term flexibility of production, sales and revenue.

      However, with the recent reduction in TC/ RC rates, MAL’s strategy has changed to one of fulfilling the requirements of the frame contracts while directing any non-committed production to spot sales. In this way, the project is able to utilize the market conditions to their optimum advantage. Marketing is managed by MAL and Xstrata copper marketing personnel.

Environmental Considerations

Permitting

      The main environmental permit is the original Environmental Impact Report (“EIR”), which was prepared to 1988 World Bank guidelines and was approved in 1997 as part of the project approval process. Under the terms of the UTE Agreement, MAL is responsible for compliance with the commitments made in the EIR and the cost of reclamation and closure. There are currently no significant areas of non-compliance. The EIR must be updated bi-annually as two separate reports for approval by the Tucumán and Catamarca provincial authorities. Micon understands that the 2001 EIR update was received and accepted by the provincial authorities. Other statutory environmental controls are the water license associated with the fresh water supply from Campo Arenal (Catamarca) and the filter plant discharge license (Tucumán).

      In addition to the direct statutory controls, the UTE Agreement and its requirement for consultation with YMAD on strategic issues, including closure, impact on environmental management.

      Third party auditors are utilized to review key environment areas such as tailings storage facility design, construction and management. Through Xstrata and the other shareholders, MAL conducts regular audits of its environment programs to ensure that corporate, community and statutory standards have been adequately identified and are being adhered to.

Compliance

      Under the terms of the UTE Agreement, commitments made in the EIR reside with MAL. In response to these commitments, MAL currently is implementing a revised environmental management system. Various initiatives have been taken and are ongoing to ensure compliance, which is demonstrated by routine monitoring of air and water quality against background levels.

      Of particular significance is the commitment to zero discharge, which is implemented by intercepting and pumping back surface and near surface groundwater downstream of the tailings storage facility. Despite design considerations, a seepage plume has developed in the natural groundwater downstream of the facility, albeit currently well within MAL’s concession, due to the area’s complex structural geology. A series of pump back wells have been established to capture the seepage, which contains dissolved calcium and sulphate. The pump back wells will be augmented over the life of the mine in order to contain the plume within the concession and monitoring wells will be provided for the Vis Vis river. Based on the latest ground water model, the pump back system will need to be operated for several years after mine closure.

      The other potentially significant environmental risk lies with the concentrate pipeline. This pipeline crosses areas of mountainous terrain, significant rivers, high rainfall and active agriculture. Any rupture of the pipeline poses an environmental risk from spillage of concentrate. Subsequently, control structures and river crossing protection have been, and continue to be, installed in order to minimize the risk of breakage and spillage, a program of geotechnical inspection has been implemented to monitor landslide risk areas, and routine physical surveillance of the pipeline route is carried out.

Reclamation and Closure

      Although YMAD has the right to retain certain project infrastructure at the end of the UTE Agreement and 1997 Mining Lease Agreement between MAL and YMAD, on final termination of commercial production, MAL is legally responsible for reclamation and closure costs in its capacity as operator of the Alumbrera Mine. MAL is committed to stabilizing tailings and waste rock against potential acid generation and water pollution and, to this end, is conducting progressive rehabilitation on the tailings storage facility and waste rock dumps. Other activities include contaminated land remediation, removal and stabilization of potentially acid generating road base material, securing pit safety and closure of infrastructure. The ultimate requirement is to achieve final landforms that do not require MAL’s presence post closure.

      MAL has prepared an Interim Mine Closure Plan in response both to commitments in the EIR and to meet the requirements of those existing shareholders who are signatories to the Australian Minerals Council Code for Environmental Management. MAL’s closure planning is an ongoing process that is refined as operations plans are revised and operational and monitoring data are evaluated. Closure costs are revised on an annual basis.

      Ongoing rehabilitation is recognized as part of routine operations and associated costs are included in the project’s financial plan. Testing is being completed in order to generate information regarding the potential for acid generation from waste materials, and initial testing of capping materials has been completed. Progressive rehabilitation commenced in 2002.

Bond-Posting

      MAL makes provisions for reclamation and closure in its life-of-mine plan and financial statements, however, MAL is not required to post a bond in connection with its reclamation and closure obligations and no cash provisions are being made.

Capital Costs

      The Alumbrera Mine was commissioned in 1998 after the expenditure of approximately $1.233 billion of project development capital. After additional capital expenditure of approximately $79 million in 1999, on-going annual sustaining and project capital has been expended since that time at a rate of approximately $26 million per fiscal year.

      Approximately $18 million, $37 million and $23 million was expended in fiscal years 2001, 2002 and 2003, respectively, with a further $9 million spent during the six months ended December 31, 2003. Approximately $27 million of the capital expenditures over those years were incurred in connection with the increase in plant capacity from 80,000 tonnes per day to 100,000 tonnes per day. Capital expenditures in 2004 are budgeted to be approximately $28 million, of which $24.5 million is considered to be sustaining, including $9 million for the acquisition of four additional haul trucks to accommodate the forecast increased mining tonnage. Sustaining capital is expected to reduce to less than $8 million in 2005 and beyond.

Taxes

      MAL is subject to taxation in the form of income tax and IVA tax, the latter of which is applicable to purchases of goods and services at a rate of 21%. Full reimbursements for IVA tax are available to exporting mining companies.

      The statutory tax rate of MAL is 30% as compared to the statutory tax rate of 35% for non-mining companies. This rate is protected under a fiscal stability regime which also provides for favoured treatment in terms of special deductions for interest paid on foreign loans.

      Potential changes to the tax regime, resulting from the current Argentine political, economic and social crisis, are and have been a risk to the estimated levels of future cash flow. However, it is not expected that any increased taxation would have a material effect on the value of the property or on cash flow, given the existing protection of fiscal stability under the Mining Investment Law granted by the government to the project.

Production Estimates

      The MAL operation is expected to draw the majority of its economic value from the sale of copper and gold in concentrate. In addition, a doré containing gold and silver is produced on-site. Production is derived from ore mined at the Alumbrera Mine. The total scheduled ore to be mined and processed, and the gold and copper output, are approximately 365 million tonnes, approximately 4.9 million ounces of gold and approximately 1.7 million tonnes of copper, respectively, over a period of approximately 10 years. Production in 2004 is expected to be 554,000 ounces of payable gold and 176,000 tonnes of contained copper in concentrate.

Luismin Mines, Mexico

      Luismin’s mining properties are each operated by wholly-owned subsidiaries of Luismin and include: the Tayoltita, Santa Rita and San Antonio mines in the San Dimas district, on the border of Durango and Sinaloa states; the San Martin mine and San Pedrito project in the state of Querétaro; and the Nukay mines in Guerrero State. A description of the mines in the San Dimas district, the San Martin mine and the San Pedrito project is set forth below. For a description of the Nukay mines, see “Narrative Description of the Business — Nukay Mines, Mexico”. The four mines hold 71 exploration and exploitation concessions with a total area of approximately 35,712 hectares. This extensive land ownership covers the mines, as well as the most prospective surrounding areas and forms an important asset for Luismin’s future exploration programs. Luismin also holds numerous exploration projects throughout Mexico, most of which are in the grassroots stage of development.

      Most of the mines are underground operations using primarily mechanized cut-and-fill mining methods. Conventional open-pit mining methods utilizing front-end loaders and trucks are used in the open-pit mines. After milling, cyanidation, precipitation and smelting, doré bars are poured and then transported for refining to Salt Lake City, Utah. Gold and silver production from the mining properties during the past year was 93,487 ounces of gold and 6,126,254 ounces of silver.

      On June 19, 2002, Wheaton acquired all of the outstanding shares of Luismin. The purchase price was comprised of $55,160,000 in cash and 9,084,090 Wheaton Shares. Wheaton also advanced $19,840,000 to Luismin that Luismin used to repay its outstanding bank debt. An additional contingent silver price adjustment payment of 11,355,113 Wheaton Shares was paid in October 2003 when the price of silver averaged more than $5 per ounce over a period of 60 consecutive trading days. In August 2003, Wheaton sold its La Guitarra gold and silver mine in Mexico, the smallest of the three mining operations acquired in June 2002 from Sanluis, to Genco for $5,000,000. In September 2003, Wheaton acquired the Nukay mines in connection with the acquisition of Miranda.

San Dimas District (Tayoltita, Santa Rita and San Antonio Mines)

Property Description and Location

      Luismin’s three operating mines in the San Dimas district, on the border of Durango and Sinaloa states, are the Tayoltita, Santa Rita and San Antonio mines which are located 125 kilometres northeast from Mazatlan, Sinaloa or approximately 150 kilometres west of the city of Durango. These properties are surveyed and contained in a contiguous block. During 2003 the three operations were merged and centralized into a single operation under the same management. It is reported now as San Dimas. The properties cover an area of 22,720 hectares and are held by Minas de Sanluis, S.A. de C.V., a wholly owned subsidiary of Luismin. All the ore is now sent to the Tayoltita Mill, since the San Antonio Mill has been put in care and maintenance.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

      The San Dimas district is accessed by aircraft in a 45 minute flight from either Mazatlan or Durango, or by driving ten hours from the city of Durango. Luismin has access to a de Havilland Twin Otter aircraft and a helicopter which are both based at Tayoltita. Most of the personnel and light supplies for the San Dimas mines arrive on Wheaton’s regular flights from Mazatlan and Durango. Heavy equipment and supplies are brought in by road from Durango or via a rough road which follows the river bed to San Ignacio but the road is only accessible for about six months of the year during the spring dry season. San Ignacio is connected by 70 kilometres of paved roads to Mazatlan.

      Trees grow sufficiently on the higher ridges to support a timber industry while the lower slopes and valleys are covered with thick brush, cactus and grasses. Subsistence farming, ranching, mining and timber cutting are the predominant activities of the region’s population. Tayoltita is the most important population centre in the area with approximately 8,000 inhabitants, including mining company personnel. Population outside the mining and sawmill camps is sparse.

      Water for the mining operations is obtained from wells and from the Piaxtla River. Water is also supplied by Luismin to the town of Tayoltita from an underground thermal spring at the Santa Rita mine.

      Mining in the San Antonio area is done by contract mining while in both the Santa Rita and Tayoltita areas the mining is carried out by Luismin personnel.

      Electrical power is provided by a combination of their own power systems and by the Federal Power Commission’s supply system. Luismin operates hydroelectric and back-up diesel generators which are interconnected with the Federal Power Commission’s supply system.

      The Santa Rita mining area is located three kilometres upstream from Tayoltita. The ore from the Santa Rita mine is trucked along a winding road that follows the Rio Piaxtla to the Tayoltita mill.

      The San Antonio mining area is located seven kilometres west of the Tayoltita mine in the state of Sinaloa. The mine is accessed, from Tayoltita, by a three kilometre long road along the north side of the Rio Piaxtla and bypassing the town of Tayoltita, to the portal of the San Luis Tunnel, through the tunnel and from the exit, by road, or along the San Antonio river bed to the San Antonio Mill. Infrastructure at the San Antonio mine includes a mill, small campsite, warehouse, analytical fire assay laboratory and maintenance shops. The mill was put in care and maintenance in November 2003.

      The San Dimas district is located in the central part of the Sierra Madre Occidental, a mountain range characterized by very rugged topography with steep, often vertical walled valleys and narrow canyons. Elevations vary from 2,400 metres on the high peaks to elevations of 400 metres in the valley floor of the Piaxtla River.

     History

      The San Dimas district has experienced a long mining history. Precious metal production was first reported in 1757. The Spanish continued working several of the mines until the start of the Mexican War of Independence (1810). Mining activity in the district then decreased and did not start-up again until the 1880s when the Tayoltita mine was acquired by the San Luis Mining Company. Later the Contraestaca (San Antonio) mine was discovered along with several large bonanza grade orebodies.

      In 1904, the first cyanide mill in Mexico was built at Tayoltita. By 1940, the Candelaria mine had been mined out and the Candelaria and Contraestaca mines were purchased by the San Luis Mining Company.

      A mining law introduced in 1959 in Mexico required that the majority of a Mexican mining company be held by Mexicans and forced the sale of 51% of the shares of the San Luis Mining Company to Mexicans. In 1961, the Minas de San Luis S.A. de C.V. was formed and assumed operations of the mine. In 1978, the remaining 49% interest was obtained by Luismin S.A. de C.V.

      Historical production through 2003 from the San Dimas district is 667 million ounces of silver and 9.46 million ounces of gold, placing the district third in Mexico for precious metal production after Pachuca and Guanajuato. Production from the San Dimas district during 2003 was approximately 68,000 ounces of gold and 5.5 million ounces of silver.

     Geological Setting

      The general geological setting of the San Dimas district is comprised of two major volcanic successions totalling approximately 3,500 metres in thickness; the Lower Volcanic Group (“LVG”) and the Upper Volcanic Group (“UVG”) separated by an erosional and depositional unconformity.

      The LVG is of Eocene age predominantly composed of andesites and rhyolitic flows and tuffs and has been locally divided into five units. The LVG outcrops along the canyons formed by major westward drainage systems and has been intruded by younger members of the batholith complex of granitic to granodioritic composition. The Socavón rhyolite is the oldest volcanic unit in the district, its lower contact destroyed by the intrusion of the Piaxtla granite.

      More than 700 metres thick, the Socavón rhyolite is host for several productive veins in the district. Overlying the Socavón rhyolite is the 20 to 75 metres thick, well bedded Buelna andesite. The Buelna andesite is overlain by the Portal rhyolite, ranging in thickness from 50 to 250 metres.

      The overlying productive andesite is more than 750 metres in thickness and has been divided into two varieties based on grain size, but is of identical mineralogy.

      The overlying Camichin unit, composed of purple to red interbedded rhyolitic and andesite tuffs and flows, is more than 300 metres thick. It is the host rock of most of the productive ore shoots of Patricia, Patricia 2, Santa Rita and other lesser veins in the Santa Rita mine.

      The Las Palmas Formation, at the top of the LVG, is made up of green conglomerates at the base and red arkoses and shales at the top, with a total thickness of approximately 300 metres. This unit outcrops extensively in the Tayoltita area.

      The UVG overlies the eroded surface of the LVG unconformably. In the San Dimas district, the UVG is divided into a subordinate lower unit composed mainly of lavas of intermediate composition called Guarisamey andesite and an upper unit called the Capping rhyolite. The Capping rhyolite is mainly composed of rhyolitic ash flows and air-fall tuffs and is up to 1,500 metres thick in the eastern part of the district however within most of the district is about 1,000 metres thick.

      The San Dimas district lies within an area of complex normal faulting along the western edge of the Sierra Madre Occidental. Compressive forces first formed predominantly east-west and east-northeast tension gashes, that were later cut by transgressive north-northwest striking slip faults. The strike-slip movements caused the development of secondary north-northeast faults, with right lateral displacement.

      Five major north-northwest-trending normal faults divide the district into five tilted fault blocks generally dipping 35° to the east. In most cases, the faults are post ore in age and offset both the LVG and UVG. All major faults display northeast-southwest extension and dip from near vertical to less than 55°.

     Exploration

      Typical of epithermal systems, the silver and gold mineralization at the San Dimas district exhibits a vertical zone with a distinct top and bottom that Luismin has termed the Favourable Zone. At the time of deposition, this Favourable Zone was deposited in a horizontal position paralleling the erosional surface of the LVG on which the UVG was extruded.

      This favourable, or productive, zone at San Dimas is some 300 to 600 metres in vertical extent and can be correlated, based both on stratigraphic and geochronologic relationships, from vein system to vein system and from fault block to fault block. Using this concept of the dip of the unconformity at the base of the UVG, Luismin is able to infer the dip of the Favourable Zone and with considerable success explore and predict the Favourable Zone in untested areas.

      At the Tayoltita deposit, silver-gold ratios have been a useful exploration tool. In most of the veins, detailed studies have shown that silver-gold ratios increase progressively within the ore zone with the contours strongly elongated along the strike of the vein. The horizontal elongations of the silver-gold ratios are thought to represent the former flow path of the ore fluids which were subhorizontal at the time of the ore deposition suggesting ore shoots can be found along these possible fluid paths.

      Luismin applies a 30% probability factor to the volume of the Favourable Zone to estimate the volume/tonnage of inferred mineral resources that will later be discovered in the zone. For more than 30 years, Luismin has historically and successfully applied the 30% factor. The factor was originally developed by comparing the explored area of the active veins at that time (San Luis, Guadalupe, Cedral, etc.) to the mined out area plus the mineral reserve area.

      Luismin has been able to maintain a 20 year mineral resource base, that, by development on a timely basis, converts the inferred mineral resources into mineral reserves. Thus, Luismin maintains a mineral reserve base, that, at the current mining rate, replaces mined mineral reserves with future mineral reserves.

     Deposit Types and Mineralization

      The deposits of the San Dimas district are high grade, silver-gold-epithermal vein deposits characterized by low sulphidation and adularia-sericitic alteration formed. As is common in epithermal deposits, the hydrothermal activity that produced the epithermal vein mineralization began a few million years after the intrusion of the closely associated plutonic rocks and several million years after the end of the volcanism that produced the rocks that host the hydrothermal systems. Older veins appear more common in the eastern part of the district whereas younger veins are found in the western part.

      The mineralization is typical of epithermal vein structures with banded and drusy textures. Within the district, the veins occupy east-west trending fractures except in southern part of Tayoltita where they strike mainly northeast and in the Santa Rita mine where they strike north-northwest. The veins were formed in two different systems. The east-west striking veins were the first system developed, followed by a second system of north-northeast striking veins. Veins pinch and swell and commonly exhibit bifurcation, horse-tailing and cymoidal structures. The veins vary from a fraction of a centimetre in width to 15 metres, but average 1.5 metres. They have been followed underground from a few metres in strike-length to more than 1,500 metres. Three major stages of mineralization have been recognized in the district: (1) an early stage; (2) an ore forming stage; and (3) a late stage quartz.

      Three distinct sub-stages of the ore forming stage also have been identified, each characterized by distinctive mineral assemblages with ore grade mineralization always occurring in the three sub-stages: (1) quartz-chlorite-adularia; (2) quartz-rhodonite; and (3) quartz-calcite.

      The minerals characteristic of the ore forming stage are composed mainly of white, to light grey, medium to coarse grained crystalline quartz with intergrowths of base metal sulphides (sphalerite, chalcopyrite and galena) as well as pyrite, argentite, polybasite, stromeyerite, native silver and electrum.

      The ore shoots within the veins have variable strike lengths (5 to 600 metres), however, most average 150 metres in strike length. Down-dip extensions are up to 200 metres but are generally less than the strike length.

     Drilling

      Exploration of the Favourable Zone at the San Dimas district is done both by diamond drilling and by underground development work. Diamond drilling is predominantly done from underground stations due to the rugged topography, and the distances from the surface locations to the targets. All exploration drilling and the exploration underground development work is done in-house by Luismin. Diamond drilling is of NQ/ HQ size with excellent core recoveries (in the range of +95%) at a cost of approximately $45 per metre.

      Luismin conducts a continuous program of exploration/development diamond drilling throughout the year at each of their mines with their own rigs. Twelve diamond drill rigs and crews are employed in the mines. Generally, two rigs are stationed at the San Martin mine with eight rigs in the mines at San Dimas.

     Sampling Method and Approach

      Other than the control samples collected at the mill for material balance, two principal types of samples are collected daily from the mine workings: (1) samples of the mineralized zones exposed by the mine workings; and, (2) samples of the diamond drill core from the exploration/development drilling. Samples are also collected, but on a less routine basis, from mine cars and from the blasted rock pile in a stope.

      Individual samples collected from a mineral shoot in certain veins can show considerable variation both vertically and horizontally in the vein as observed by samples from subsequent slices of the stope or from samples taken from the top of the pile of blasted rock in the stope compared to the samples from the back. Grade control in these veins is achieved in part by the considerable number of samples taken.

      Drill core samples, after being sawn in half, are bagged, tagged and sent to the mine assay laboratory. Several hundreds of samples are collected and processed every month at the mine assay laboratories.

     Sample Preparation, Analysis and Security

      In the San Dimas district, the mine workings are sampled under the direction of the Luismin Geological Department initially across the vein, at 1.5 metres (5 feet) intervals, with splits along the sample line taken to reflect geological changes. No sample length is greater than 1.5 metres. Once the ore block has been outlined and the mining of the block begun, the sample line spacing may be increased to three metres. Sampling is done by chip-channel, the channel approximately 10 centimetres wide, cut across the vein. Sample chips of similar size are collected on a canvas sheet, then broken into smaller sized fragments, coned and quartered to produce a 1 to 2 kilogram sample, which is sent for fire assay to the mine assay laboratory. Sampled intervals are clearly marked on the underground rock faces with spray paint.

      Samples are crushed, homogenized, ground and split at the mine assay laboratory to produce a 10 gram representative pulp sample for fire assaying. Routine quality control is carried out with every tenth sample repeated as a check assay done at the mine assay laboratory, and check assays between the Luismin mine laboratories. Routine assaying of standards is also carried out at the mine assay laboratory.

     Mineral Reserves and Mineral Resources

      Luismin’s policy is to develop and maintain a mineral resource base of over 20 years with respect to its overall operations by converting, through development, the mineral resources into mineral reserves on a yearly basis.

      Rather than calculating mineral resources/mineral reserves over a minimum mining width and then applying corrections for dilution and mine losses to determine mineral reserves, the method presently used by Luismin is to estimate the reserve in each of the underground mining blocks by using the conventional mining block estimation methods for underground mines and later applying a tonnage and grade correction to determine mineable mineral reserves.

      Mineral Reserves and Mineral Resources are estimated using the CIM Standards. See “Technical Information — CIM Standard Definitions” for CIM Standard definitions.

      The following table sets forth the estimated Mineral Reserves for the three properties in the San Dimas district as at December 31, 2003:

Proven and Probable Mineral Reserves(1)(2)(3)(4)(5)

			Grade		Contained Metal

Deposit	Category	Tonnes	Silver	Gold	Silver	Gold

			(grams	(grams		(ounces)
			per tonne)	per tonne)	(ounces)
Tayoltita	Proven	390,000	374	3.69	4,676,000	46,000
	Probable	790,000	362	3.38	9,260,000	86,000

	Proven + Probable	1,180,000	366	3.49	13,930,000	133,000

Santa Rita	Proven	130,000	382	2.59	1,570,000	11,000
	Probable	130,000	439	3.00	1,790,000	12,000

	Proven + Probable	250,000	410	2.79	3,360,000	23,000

San Antonio	Proven	360,000	469	7.66	5,430,000	89,000
	Probable	440,000	495	8.99	7,010,000	127,000

	Proven + Probable	800,000	483	8.39	12,400,000	216,000

Total	Proven	880,000	414	5.16	11,670,000	145,000
	Probable	1,360,000	412	5.16	18,060,000	226,000

	Proven + Probable	2,240,000	413	5.16	29,730,000	371,000

(1)	The Mineral Reserves for the properties in the San Dimas district set out in the table above have been estimated by Luismin and audited by Randy V.J. Smallwood, P.Eng., at Wheaton who is a qualified person under NI 43-101.

(2)	Cut-off grades based on total operating cost were $47 per tonne for Tayoltita, $48 per tonne for Santa Rita and $55 per tonne for San Antonio.

(3)	The tonnage factor is 2.7 tonnes per cubic metre.

(4)	Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(5)	Numbers may not add up due to rounding.

      The following table sets forth the estimated Inferred Mineral Resources for the three properties in the San Dimas district as at December 31, 2003:

Inferred Mineral Resources(1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

		Grade

Deposit	Tonnes	Silver	Gold

		(grams	(grams
		per tonne)	per tonne)
Tayoltita	5,400,000	308	2.9
Santa Rita	2,700,000	327	2.2
San Antonio	4,900,000	322	4.5

Total	12,900,000	317	3.3

(1)	The Inferred Mineral Resources for the properties in the San Dimas district set out in the table above have been estimated by Luismin and audited by Randy V.J. Smallwood, P.Eng., at Wheaton who is a qualified person under NI 43-101.

(2)	Cut-off grades based on total operating cost were $47 per tonne for Tayoltita, $48 per tonne for Santa Rita and $55 per tonne for San Antonio.

(3)	The tonnage factor is 2.7 tonnes per cubic metre.

(4)	Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(5)	Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

(6)	Numbers may not add up due to rounding.

Mining Operations

      Underground gold and silver mining operations are carried out at the Tayoltita, Santa Rita and San Antonio mines. The operations employ cut-and-fill mining with LHD equipment and primary access is provided by adits and internal ramps. The ore processing is by conventional cyanidation followed by zinc precipitation of the silver and gold for production of doré.

Tayoltita Area

      The Tayoltita area includes the oldest operating mine in the San Dimas area. The main access is a 4.4 kilometres tunnel from a portal approximately 400 metres northeast of the Tayoltita mill. About 570,000 cubic feet per minute of ventilation is supplied by a combination of natural flow from the access tunnel as well as fan driven through a system of raises. Raises for ventilation and ore and waste passes are typically developed with boring machines.

      The mining method employs mechanized cut-and-fill mining on vein mineralization using waste rock as backfill. The veins vary from 1 to 3 metres in width and generally dip at 75° to 80°.

      Production drilling is completed with jackleg drills or single boom jumbos depending on the vein thickness. Ore is hauled from the stoping areas, using LHD equipment, then by rail haulage to surface through the main access tunnel. The rail haulage has a trolley system using 8 tonne cars. Primarily because of the efficient ore transport system, Tayoltita has the lowest overall operating costs and cut-off grade in the San Dimas area.

      The development of the San Luis Tunnel to connect the San Antonio mining area to the Tayoltita mining area has allowed the development of the Santa Lucia and El Oro veins. This mining area is characterized by veins that dip 75°, with variable widths, and is currently being developed as an important mining area for Tayoltita. In 2002 a new surface route with no crossings of the Rio Piaxtla and bypassing the town of Tayoltita was completed to connect the Tayoltita mill and the San Luis tunnel.

Santa Rita Area

      The Santa Rita area main access is by adit approximately three kilometres to the northeast of the Tayoltita mill site. The mining method employs cut-and-fill mining on vein mineralization. The vein dip can vary from subvertical to as low as 35°. In some of the flatter lying areas, the vein thickness allows for a room and pillar mining operation. Ventilation is maintained by three exhaust fans providing 530,000 cubic feet per minute.

      The ore haulage is by LHD equipment either to an internal shaft or directly to rail haulage on the main access tunnel where 2.5-tonne rail cars are used on a trolley line to surface. The shaft employs a double drum hoist with 2.2-tonne skips. Luismin plans to connect the rail haulage to the Tayoltita tunnel, which will considerably reduce ore transport costs. Currently the ore is loaded at the portal for surface haulage along a narrow winding road to the Tayoltita mill.

San Antonio Area

      The San Antonio area is located northwest of Tayoltita and is connected by 20 kilometres of winding dirt road over the mountains. In 2001, the San Luis Tunnel was completed which provides for easier access between San Antonio and Tayoltita as well as integration of support services of the two locations.

      Mining operations at San Antonio work veins that vary in thickness from one to six metres and employ mechanized cut-and-fill mining methods. Ventilation is by a combination of natural and fan forced supplying 290,000 cubic feet per minute to the operations. Ore haulage is by a combination of LHD equipment as well as rail and trucks which can dump directly into the San Antonio crusher.

      The San Antonio site includes a mill and some limited accommodation for the workforce. Luismin ended milling operations at San Antonio in November 2003 and since then all mine production has been sent to the Tayoltita mill using the San Luis Tunnel and a haulage route that includes a short tunnel on the north side of the Piaxtla River and a road to the exit of the San Luis tunnel. This allows the haulage of the ore to the Tayoltita mill without going through the townsite.

      Termination of the San Antonio milling operations was chosen as a new tailing area is required and efficiencies have been realized by a central milling facility for the San Dimas area.

Milling Operations

      Milling operations are carried out at Tayoltita. The Tayoltita mill processes ore from the Tayoltita, Santa Rita and San Antonio mining operations and has a production capacity of 1,600 tonnes per day. The mill facility is a conventional operation that employs cyanidation and zinc precipitation for recovery of the gold and silver.

Tayoltita Mill

      In 2003, the Tayoltita mill averaged 1,061 tonnes per day with recoveries of 93% silver and 97% gold. Since December 2003, current crushing capacity is 1,500 tonnes per day and 1,600 tonnes per day in the Chemical Treatment area.

      The Tayoltita mill employs fine crushing and single stage ball milling to achieve 80% passing 200 mesh. Leaching is completed in a series of tanks providing 72 hours of leach residence time. The pregnant solution is recovered in a CCD circuit with the gold and silver recovered from solution in a zinc precipitation circuit. Tailings are pumped up gradient by a newly installed single stage pumping station to the tailings impoundment area in a box canyon east of the mill site. The gold and silver precipitate is refined from both the Tayoltita and the San Antonio mills. Refining uses an induction furnace to produce 1,000 ounce silver and gold doré bars.

      The Tayoltita mill has undergone a series of plant expansions over its operating life which has resulted in three small ball mills in parallel as well as a series of small tanks in the leaching and CCD circuit. Another expansion at Tayoltita is currently under way to replace the San Antonio mill capacity. This expansion includes additional leaching, thickening and clarification equipment together with a new single stage tailings pumping system and a new tailings pipeline. The new tailings pipeline incorporates spill protection for the aerial crossing of the Rio Piaxtla.

San Antonio Mill

      The San Antonio mill had a similar flowsheet to that of the Tayoltita mill, with the exception of the crushing circuit, where three stages of crushing were used instead of two to achieve a finer product size prior to grinding. The gold and silver precipitate from the filter press was transported to Tayoltita for processing. The mill layout was complicated by the steep walled canyon setting and equipment was located on both sides of the river.

      In 2003, before its closure in November, the San Antonio mill had milled 40,000 tonnes of ore with recoveries of 97% silver and 99% gold. The mill capacity was 400 tonnes per day.

Environmental Upgrades to Tailings Management

      Luismin’s practice in the design and operation of tailings containment sites in the San Dimas district complies with the requirements of Mexico and with the permits issued for the dam. Improvements will be necessary to bring all of the tailings dam designs and operations up to World Bank standards. Wheaton is ensuring that future tailings sites will be designed to appropriate World Bank standards.

      SRK Consulting (“SRK”) was engaged by Wheaton in January 2002 to complete an environmental due diligence of the Luismin operations. This review included a cost estimate to remediate any existing environmental liabilities and construct additional tailings storage capacity to sustain the ongoing operations. Since then, steps have been taken to diminish the existing environmental liabilities.

      Luismin’s practice has been to discharge tailings from the cyanidation mills to unlined structures designed to settle the solids and collect solutions for recycle to the milling operations. The containment dams are typically constructed with cyclone underflow with the overflow draining to decant structures in the central portion of the dam. The tailings containment sites have not been subjected to comprehensive geotechnical investigations before construction, normal safety factors in dam design, seepage monitoring or control, nor controls on public or wildlife access to cyanide solution ponds or pumping installations.

      The deficiencies with the tailings management aspect of the operations are recognized by Luismin and capital investments are currently being made to upgrade the containment structures and upgrade operations to bring them more in line with accepted practice. Luismin is also evaluating various technologies to reduce the environmental impact of the tailings operations. Enforcement of regulatory requirements in Mexico is becoming more stringent and higher operating standards can be expected in the future. The planned capital expenditures by Luismin should keep the operations compliant with the operating standards required in Mexico. AMEC Earth & Environmental Limited (“AMEC”) is currently assisting in these operations.

Tayoltita Tailings

      The very rugged mountainous terrain and steep walled canyons in the San Dimas district have presented formidable challenges to the tailings management aspect of the operations. The Tayoltita operation has developed numerous tailings disposal sites in the valley near the mill and in more recent years, the tailings dam has been moved up the valley to the east of the mill. Previous operations, which relied on ten pumping stations to elevate the tailings to the containment site were modified by increasing the pumping capability and eliminating the pump stations. Secondary containment of the tailings supply lines was also constructed. The solution return line crosses the river and is presently suspended by cables, without provision for spill containment in case of line failure. Plans are to relocate the line to the new bridge crossing in the near future which is designed to provide for spill containment in case of line failure.

      The historical construction practice has been to gradually build containment basins on the steep hillsides using thickened tailings while continuously decanting the solutions for recycle to the mill. On abandonment, the dried tailings have been left to dehydrate and efforts to establish a natural vegetation cover are undertaken. The abandoned dams in the area are subject to erosion and instability until remediation measures are taken. On three of the older tailings dams near the Tayoltita mill, the land has been reclaimed for use as a soccer field, a softball field and a garden nursery.

      Monitoring of the Piaxtla River downstream of the Tayoltita tailings deposits has not shown any environmental impact on the water quality but is expected to be impacted with higher suspended solids in periods of heavy rainfall.

      Under the current plan, the Tayoltita mill operation will be expanded to process all ore mined in the district and will require an expansion of the tailings storage capacity. AMEC assessed the stability of the Cupias tailings dam in 2003, and determined that operational controls, together with stabilization berm construction, could be provided to increase the stability of the dam. Construction of the berm commenced in the second quarter of 2004. AMEC also assessed options for increasing the capacity of the dam. The preferred option involves the implementation of a tailings filtering process in the plant which would reduce the moisture content of the tailings thereby reducing the cyanide loading to the impoundment. The tailings impoundment would be subsequently raised with the deposition of filtered tailings within the limits of the existing tailings impoundment.

San Antonio Tailings

      The San Antonio tailings deposition site is located in a tight river bend in a steep walled river valley downstream of the mill operation. The river has been diverted through three tunnels which have been excavated in the canyon wall on the inside of the river bend. The tailings containment dam was established by stacking high density tailings from cyclone underflow and decanting the solution to a drainage channel for recycle to the mill. The containment dams are covered with concrete walls on the upstream side and waste rock on the downstream side to minimize erosion. The current height of the tailings is estimated at 70 metres above the floor of the canyon.

      With the capacity of the dam nearly exhausted in November 2003, deposition of tailings in the dam was terminated and the San Antonio mill put into care and maintenance.

      Prior to 1993, only two of the river diversion tunnels were in place. During Hurricane Lidia (September 1993), the two tunnels were plugged with sediment and trees and the river washed out the tailings deposit. Due to concerns associated with stability of the dams, maintenance of the diversion tunnels, and the ability of the facility to withstand an extreme storm event or hurricane over the long term, Knight Piésold was retained to carry out a stability assessment of the dams and to develop conceptual closure design options for the tailings facility. The results of stability analyses indicated that the tailings pile was marginally stable. Based on the results of the analyses, Knight Piésold assessed two closure options: construction of a significant buttress to stabilize the tailings facility in place or removal of the tailings for disposal in a new facility or alternate location. The results of the assessment indicated that the preferred alternative would be to buttress the facility.

      Another option being investigated is the development of a hydroelectric dam to offset the construction costs associated with closure of the tailings facility.

San Martin

Property Description and Location

      Compañía Minera Peña de Bernal S.A. de C.V., a wholly-owned subsidiary of Lusmin, holds the mining concessions covering 12,992 hectares at the San Martin mine in the state of Querétaro.

      The San Martin mine presently consists of two underground mines, San José and San Martin. The San Martin deposit/mine is approximately 700 metres north-northeast of the San José deposit/mine. Luismin commenced mining early in 1994 on the San José deposit with an open pit operation that was later abandoned and mining continued underground.

      The San Martin mine site is located northwest of Mexico City, in the state of Querétaro. The mine is near the towns of Tequisquiapan and Ezequiel Montes, and is immediately to the north of the town of San Martin with a population of approximately 2,000. The major city of Querétaro, with a population of approximately 1 million is about 50 kilometres southwest of San Martin.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

      Access to the San Martin mine from the City of Querétaro is approximately 40 kilometres southeast, on the Querétaro to Mexico main highway to the city of San Juan del Rio, then 35 kilometres northeast to the town of Ezequiel Montes, then approximately 3 to 5 kilometres from Ezequiel Montes to the town of San Martin.

      The climate in the mine area is semi-arid, characterized by relatively low rates of precipitation. Average annual rainfall is 479 millimetres with about 95% occurring during the summer months. The average annual temperature is 12 degrees Celsius.

      The San Martin mine is located along the west margin of a dacitic dome that rises to the north as a series of smooth prominent hills to an elevation of 2,100 metres, approximately 400 metres above the generally flat landscape that predominates to the south. Much of the flat countryside is irrigated for the cultivation of grain crops. Several maguey plantations for the production of Tequila are also present in the area. The hillside is covered with small scrub bushes and grasses suitable typically for the raising of goats.

      Most of the mine personnel are contract labour who live in the nearby villages and towns. The City of Querétaro is a major urban centre.

      The infrastructure at the San Martin mine is typical of a small mining operation with the site composed of mine offices, repair shops, laboratory, warehouse and eating facilities for mine personnel.

      Water is supplied to the mine site by a 4 inch pipe with a 120 horsepower electric pump connected to a municipal well at the Hacinda Ajuchitlan some 6 kilometres from the mine. An additional source of water comes from the underground operations which accounts for 55% of the total consumption. Electrical power is supplied by the Federal Power Commission. The mine has two emergency generators, 500 kilowatts and 200 kilowatts, to supply power to the mill during a power failure.

History

      The deposit was discovered in the eighteenth century and high grade mineralization reportedly was exploited for approximately 40 years, however no production records exist. The first records show the Ajuchitlan Mining and Milling Company produced an estimated 250,000 tonnes at a grade of 15 grams of gold per metric tonne and 100 grams of silver per metric tonne during 1900 to 1924.

      In 1982, Mexico declared a 6,300 hectares National Reserve over the area. In 1986 Luismin reached an agreement to work in the National Reserve and initiated an exploration program in 1988.

      Mining began in 1993 at 300 tonnes per day, and in early 1994, production began from open pit operations on the San José deposit. Production has increased, on a yearly basis, since 1993. Current production is 820 tonnes per day.

Geological Setting

      The mineralization at the San Martin mine occurs in tabular breccia zone striking northeast and dipping 70° to 90° east. It occurs within Upper Cretaceous black limestones and calcareous shales of the Soyatal Mexcala Formation and varies in width from 1 to 10 metres but averages about 3 metres. The breccia zone appears in a structural window on the western side of a Tertiary Rhyolite Dome and has been explored along strike for more than 1,800 metres. The zone appears to be spatially associated with rhyolite dykes and six separate orebodies have been discovered along the zone. These orebodies are believed to be all related to one mineralization event that post mineral faulting broke it into six separate bodies. The faulting has resulted in vertical offsets up to 100 metres and horizontal offsets to 500 metres.

      The breccia zone appears to have developed perpendicular to the direction of greatest stress and parallel to the direction of compression. Locally the mineralization in the upper part of the vertical zone gradually arches to the west to form a horizontal, tabular zone.

     Exploration

      Exploration at the San Martin mine is concentrated along the strike length of the breccia zone. The exploration is carried out using a similar approach to the other Luismin properties. In-house diamond drilling initially tests selected targets, which is followed by underground development that outlines mineral reserves. Target selection is assisted by geophysical surveying that has included magnetics, induced polarization and resistivity. The resistivity surveys have been particularly successful in outlining the quartz breccia and several promising resistivity anomalies to the northeast remain to be tested.

      Exploration is also carried out some 50 kilometres west of San Martin at the San Pedrito project and has been concentrated on the Paulina vein. A decline is presently being driven to the inferred mineral resource to confirm the mineral resource estimate and to outline a mineral reserve. Luismin plans to truck the mineral ore to the San Martin mill for processing.

     Deposit Type and Mineralization

      The deposit is an epithermal precious metal (silver-gold) type related to Tertiary rhyolitic intrusives.

      Mineralization occurs as electrum and silver selenide minerals associated principally with quartz and lesser calcite. Evidence of multiple intrusions of quartz with banding and drusy crystal masses observed in the brecciated zone are indicative of open space deposition.

     Drilling

      Drilling at San Martin is done by mine staff (drilling crews) with the exploration/development drilling carried out continuously by two diamond drilling rigs owned by Luismin. Additional drilling support is brought in on a contract basis as needed.

     Sampling Method and Approach

      Sampling of diamond drill core and underground channel chip samples are carried out in the same manner as at Luismin’s San Dimas mines. Samplers at San Martin have been trained at the San Dimas mines.

     Mineral Reserves and Mineral Resources

      Mineral Reserves and Mineral Resources are estimated using the CIM Standards. See “Technical Information — CIM Standard Definitions” for CIM Standard definitions.

      The following table sets forth the estimated Mineral Reserves for the San Martin mine as at December 31, 2003:

Proven and Probable Mineral Reserves(1)(2)(3)(4)(5)

		Grade		Contained Metal

Category	Tonnes	Silver	Gold	Silver	Gold

		(grams	(grams		(ounces)
		per tonne)	per tonne)	(ounces)
Proven	520,000	60	3.83	1,000,000	64,000
Probable	330,000	59	4.66	630,000	50,000

Total	850,000	60	4.15	1,640,000	114,000

(1)	The Mineral Reserves for the San Martin mine set out in the table above have been estimated by Luismin and audited by Randy V.J. Smallwood, P.Eng., at Wheaton who is a qualified person under NI 43-101. The above Mineral Reserves do not include San Pedrito which is discussed below.

(2)	Cut-off grades based on total operating cost were $26.37 per tonne.

(3)	The tonnage factor is 2.7 tonnes per cubic metre.

(4)	Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(5)	Numbers may not add up due to rounding.

      The following table sets forth the estimated Inferred Mineral Resources for the San Martin mine as at December 31, 2003:

Inferred Mineral Resources(1)(2)(3)(4)(5)

(excluding Proven and Probable Mineral Reserves)

Grade

Tonnes	Silver	Gold

	(grams per	(grams per
	tonne)	tonne)
1,200,000	60	4.27

(1)	The Inferred Mineral Resources for the San Martin mine set out in the table above have been estimated by Luismin and audited by Randy V.J. Smallwood, P.Eng., at Wheaton who is a qualified person under NI 43-101. The above Mineral Resources do not include San Pedrito which is discussed below.

(2)	Cut-off grades based on total operating cost were $26.37 per tonne.

(3)	The tonnage factor is 2.7 tonnes per cubic metre.

(4)	Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(5)	Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

     Mining Operations

      The San Martin operation consists of underground mining and milling facilities with a rated capacity of 820 tonnes per day. Unlike the other four operations of Luismin, the San Martin mine is primarily a gold mine with some silver production. In 2003, the mill processed 276,481 tonnes at a grade of 4.28 grams of gold per tonne and 82 grams of silver per tonne, at an operating cost of $28 per tonne.

      The main mine access is by tunnels with portals located less than 300 metres from the mill site. Ventilation is provided by natural means as well as by surface mounted fans. The mine employs mechanized cut-and-fill using waste rock from development to backfill stoping areas.

      The San Martin mineralization at higher elevations is a manto type with thicknesses up to 6 metres. Mineralization at depth narrows to veins with dips of 80° to 85°. As with the San Dimas mines, the ground conditions are good and minimal ground support is used in the mine. The San Martin mine is operated by a contractor under contract unit rates for ore delivered to the mill as well as unit rates for mine development work.

     Milling Operations

      The San Martin mill is a conventional cyanidation mill with a rated capacity of 820 tonnes per day. The mill flowsheet employs fine crushing and ball milling followed by cyanide leaching. The flotation concentrate from the La Guitarra operation as well as some concentrates from other non-Luismin operations is also leached in the San Martin mill. Gold and silver are recovered with zinc precipitation and refined to doré. In 2003, the San Martin mill operated at an average rate of 917 tonnes per day and achieved recoveries of 64% silver and 96% gold. Total production was 36,000 ounces of gold and 465,000 ounces of silver.

     Environmental Upgrades to Tailings Management

      The tailings at the San Martin operation are deposited in two active impoundment cells covering an area of approximately 10 hectares. The cells are located in valley fill style construction with the containment structures built with the coarser higher density underflow from a cyclone operating at the tailings line discharge. The highest area of the cell containment is currently 27 metres.

      The San Martin structures have not had the benefit of detailed geotechnical or hydrological investigations prior to their construction. The due diligence conducted by SRK in 2002 identified stability concerns associated with the tailings dams. Other concerns included the limited storage capacity for storm water at the surface of the impoundments, and deposition practices that lead to poor consolidation of the tailings within the impoundment. In the recent operating history at San Martin, a waste rock buttress was added to the highest cell wall that had showed signs of slope failure.

      AMEC was selected among a group of consultants interviewed and an evaluation plan was laid out in 2002 for investigation into the tailings dam stability and for the development of options for dealing with the impoundment. AMEC conducted a site investigation program in November 2002 in order to characterize the strength of the tailings and assess the stability of the tailings dam. The site investigation and stability analysis indicated that there were stability concerns with the existing impoundment.

      Monitoring and water balances of the San Martin tailings operation indicate that seepage is occurring from the tailings area and that cyanide is evident in groundwater wells down gradient from the tailings cells. The adjacent lands have recently been purchased and dewatering wells have been established to pump contaminated groundwater back to the mill circuit. A trench to bedrock has also been excavated downstream of the tailing area to monitor seepage from the active tailings area and to supplement the wells for the collection of groundwater. Based on an analysis of the sample data, a review of the tailings permeability and the quantity of solution being pumped back, AMEC concluded that the existing interception and collection system is intercepting most of the theoretical maximum seepage from the impoundment. Wheaton has not obtained any indemnities from the vendors of Luismin against potential environmental liabilities that may arise from seepage occurring from the tailings area at the San Martin operation.

      AMEC assessed a number of options for both stabilizing the impoundment and providing on going storage capacity for tailings. The result of the assessment concluded that filtering and dry stacking of the tailings within the existing tailings impoundment would be the preferred option for the expansion of the San Martin tailings facility. AMEC designed an earthen buttress to increase the stability of the dams; construction of the buttress commenced in January 2004.

     Exploration Properties

      In addition to its operating mines, Luismin owns or has an interest in 23 exploration properties throughout Mexico. The properties range from the more advanced exploration stage to preliminary grassroots stage.

      Five of the properties are considered more advanced, twelve of the properties are in an intermediate stage, and the remainder are at a grassroots exploration level.

      Of the 23 exploration properties, only one, San Pedrito, is currently being explored and developed by Luismin. There are six properties which are subject to joint venture agreements.

          San Pedrito Project

      The San Pedrito project is located 2 kilometres north of Querétaro City and 45 kilometres west of the San Martin mine. The San Pedrito project consists of numerous epithermal quartz-calcite veins containing high-sulphidation gold-silver mineralization hosted in andesite.

      The San Martin mill suffers from low silver recoveries (around 60%) and preliminary test work has indicated that blending San Pedrito material with higher silver to gold ratios with San Martin ore may improve silver recoveries up to 75%.

      With the objective of supplying some higher silver to gold ratio ore to the San Martin mill in late 2001, Luismin began development of a decline.

      Exploration has continued during the past two years, not only in the Paulina vein, which is the most explored so far, but also on Los Cuates and other small veins parallel to Paulina. During the period covering from 2003 to the present around 5,000 metres of DDH have been drilled throughout the whole area, along with some development in two declines: Paulina y Los Cuates.

      Mineral Reserves and Mineral Resources are estimated using the CIM Standards. See “Technical Information — CIM Standard Definitions” for CIM Standard definitions.

      Development to date has resulted in the following Mineral Reserves being defined, as of December 31, 2003:

Proven and Probable Mineral Reserves(1)(2)(3)(4)(5)(6)

		Grade		Contained Metal

Category	Tonnes	Silver)	Gold	Silver	Gold

		(grams per	(grams per
		tonne)	tonne)	(ounces)	(ounces)
Proven	10,000	217	0.44	90,000	200
Probable	170,000	240	0.80	1,300,000	4,300

Total	180,000	239	0.78	1,390,000	4,500

(1)	The Mineral Reserves for the San Pedrito project set out in the table above have been estimated by Luismin and audited by Randy V.J. Smallwood, P.Eng., at Wheaton who is a qualified person under NI 43-101.

(2)	Cut-off grades based on total operating cost were $30.50 per tonne.

(3)	All Mineral Reserves are diluted.

(4)	The tonnage factor is 2.7 tonnes per cubic metre.

(5)	Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(6)	Numbers may not add up due to rounding.

      The following table sets forth the estimated Inferred Mineral Resources for the San Pedrito project as at December 31, 2003:

Inferred Mineral Resources(1)(2)(3)(4)(5)(6)

(excluding Proven and Probable Mineral Reserves)

Grade

Tonnes	Silver	Gold

	(grams per	(grams per
	tonne)	tonne)
900,000	218	0.6

(1)	The Inferred Mineral Resources for the San Pedrito project set out in the table above have been estimated by Luismin and audited by Randy V.J. Smallwood, P.Eng., at Wheaton who is a qualified person under NI 43-101.

(2)	Cut-off grades based on total operating cost were $30.50 per tonne.

(3)	All Mineral Resources are diluted.

(4)	The tonnage factor is 2.7 tonnes per cubic metre.

(5)	Cut-off values are calculated at a price of $5.50 per troy ounce for silver and $350 per troy ounce for gold.

(6)	Inferred Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

      Exploration and development will continue through 2004 with ore hauled over paved public highways approximately 65 road kilometers east to the San Martin mill.

Markets and Contracts

      The gold and silver doré in the form of bullion produced from the mines is shipped to the Johnson Matthey refinery in Salt Lake City, Utah. The terms of the refinery contract provide for return of 99.8% of the gold and silver content with treatment charges of $0.14 per troy ounce of doré and refining charges of $1.00 per troy ounce of gold. Payment is due 20 days following receipt of the bullion at the refinery.

      The Luismin doré is a clean product with few impurities. In addition to the current refinery used by Luismin, there are numerous other refineries around the world which could be used to process the doré.

Capital Costs

      Capital costs for the Luismin operations have been developed for a ten year operating life that includes mining and processing the Inferred Mineral Resources.

      In addition to the capital costs to sustain the existing operations, there are a series of capital expenditures required to achieve planned increases in production as well as to address environmental deficiencies that have been identified. The capital expenditures planned for the next five years are required for environmental work at all existing operations and expansions of production capacity at Tayoltita and San Martin. Expenditures are also planned to bring the San Pedrito deposit into production to supply ore to the San Martin mill.

Capital Expenditures for Environmental Mitigation and Expansion

      The environmental capital expenditures planned for 2003 to 2006 were primarily for remediation work on existing tailings operations at the four mine sites that was identified by an environmental due diligence review completed by SRK for Wheaton in February 2002. Subsequently, AMEC and Knight Piesold were engaged to do the pertinent studies for the remediation of the safety factor of the tailing dam slopes. The studies were completed and the estimated cost ($11 million) was in line with the original preliminary estimates.

      The remediation work has commenced at San Martin and is 50% complete. Remediation work at San Dimas will start in the second quarter of 2004.

     Capital Expenditures for Expansion of Production

      The capital requirements to meet the planned changes and expansions to the operations have been estimated by Luismin. The capital is required to replace the San Antonio milling operations by expanding the existing Tayoltita mill. The Tayoltita mill capacity was planned to increase in 2004 to a total installed capacity of 2,100 tonnes per day from a current capacity of 1,600 tonnes per day. The work plan for 2003 was successfully completed and the rest of the work is progressing on time and within budget, as well as drilling and drifting for the conversion of mineral resources into mineral reserves.

      An increase in mining and milling capacity at San Martin was also planned to bring the plant to 1,200 tonnes per day, including the corresponding mine development and infrastructure. The additional tonnage for the San Martin mill will be supplied from the San Pedrito mine currently in development and will require the ore to be trucked 65 kilometres. The increase in production is planned to start in 2004. Capital expenditures of $7.6 million are budgeted for San Martin over the next five years to expand the capacity from 800 tonnes per day to 1,200 tonnes per day and bring the San Pedrito satellite mine into production.

      During 2003, capital expenditures were $2.7 million in San Dimas and $2.3 million in San Martin for the expansion in the plants. Also an additional $4.7 million was spent for drilling, drifting and infrastructure in transformation of mineral resources into mineral reserves.

Taxes

      Corporations in Mexico are taxed only by the Federal Government. Mexico has a general system for taxing corporate income, ensuring that all of a corporation’s earnings are taxed only once, in the fiscal year in which profits are obtained. There are two federal taxes in Mexico that apply to the Luismin operations; an asset tax and a corporate income tax. Corporations have to pay a federal tax on assets at 1.8% of the average value of assets less certain liabilities. Corporate income tax is credited against this tax. Mexican corporate taxes are calculated based on gross revenue deductions for all refining and smelting charges, direct operating costs, and all head office general and administrative costs; and depreciation deductions. The current corporate tax rate in Mexico is 33% (in 2004), decreasing to 32% in 2005.

Statutory Profit Sharing

      Under Mexican Federal Labour Law, Luismin has to distribute a 10% annual profit sharing to its employees based on taxable income. The profit sharing is not deductible when calculating corporate tax. Historically, profit sharing has been minimized through the use of contractors rather than employees.

Production Estimates

      The current Luismin mine plan includes Inferred Mineral Resources and an expansion plan to reduce operating costs and increase production. This production forecast extends over a period of ten years and more accurately reflects the return that can be expected for the capital expenditure currently planned. The ten year production schedule requires the inclusion of Inferred Mineral Resources in the latter part of the period. If future operations were to be limited only to the current Proven and Probable Mineral Reserve base, the current capital expenditure plan would be considerably reduced. There is no assurance that the Inferred Mineral Resources will be converted into Mineral Reserves.

      Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability. Due to the uncertainty which may attach to Inferred Mineral Resources, there is no assurance that Inferred Mineral Resources will be upgraded to Proven and Probable Mineral Reserves as a result of continued exploration. The ten year production schedule is a preliminary assessment which is preliminary in nature and includes Inferred Mineral Resources that are too speculative geologically to have economic considerations applied to them to enable them to be categorized as Mineral Reserves. There is no certainty that the preliminary assessment will be realized.

      The inclusion of Inferred Mineral Resources in the current Luismin production schedule is supported by the following:

•	Production has been sustained from the San Dimas deposits for more than 100 years;

•	Luismin has been successfully conducting the mine operations at San Dimas for 25 years;

•	Capital investment of approximately $25 million is currently planned by Luismin for a 30% production increase over the next 5 years (2004 to 2008);

•	Luismin has successfully demonstrated that there is a high probability that Inferred Mineral Resources will be converted into Mineral Reserves;

•	In the main production area at San Dimas, Luismin has been able to achieve a conversion of 91% of the Inferred Mineral Resources into Mineral Reserves;

•	In the secondary production area at San Martin, Luismin has been able to achieve a conversion of more than 100% of the Inferred Mineral Resources into Mineral Reserves;

•	Luismin operating practice has been to convert Mineral Resources into Mineral Reserves after drifting in the mineralization and completion of sampling and mining of the headings; and

•	Due to the combination of ever expanding production requirements, limited access to capital, the well understood geology and economic zone of the mineralization, and the historical success of the operations, Luismin has not supported their mine development and Mineral Reserve definition with a high level of diamond drilling prior to mining. This has resulted in a disproportionate level of Mineral Reserve definition prior to mining.

      The Luismin mines are currently on a significant capital investment program that will consolidate production, upgrade tailings management at all mines and achieve a lower cost structure in the future operations.

Peak Mine, Australia

     Property Description and Location

      The PGM properties, comprised of New Cobar, Chesney, New Occidental, Peak, Perseverance and Stones Tank, are situated in the vicinity of Cobar which is located approximately 700 kilometres west of Sydney, New South Wales, Australia. The PGM properties include a 100% interest in four consolidated mining leases, a mining lease and two contiguous exploration licences. The leases and licenses cover approximately 350 square kilometres surrounding the Peak Mine. In addition, PGM has a 90% beneficial interest in the Cobar West joint venture with Dominion Gold Operations Pty Ltd. and owns or has joint venture interests in tenements covering approximately 500 square kilometres. There is a royalty payable to the State of New South Wales of 3% of gross revenue from the PGM properties.

      Principal mining activities are conducted at the Peak Mine, an underground mine and processing facility. However, actual mining at the Peak deposit ceased in October 2002 and underground mining and development is currently occurring at the New Occidental and Perseverance deposits. Both deposits are accessed by the Peak shaft and utilize the mining and processing infrastructure of the Peak Mine. Surface mining of oxide and sulphide ores recently ceased at the New Cobar deposit, on completion of a small open pit mine. Surface oxide mineralization is also known to exist at the Chesney and Peak deposits. Undeveloped sulphide mineralization occurs at the New Cobar and Chesney deposits and remains at the Peak Mine. A feasibility study for underground mining at New Cobar is currently being completed.

     Accessibility, Climate, Local Resources, Infrastructure and Physiography

      The Peak Mine is accessed by a sealed road and regional road access is provided by an all weather highway between Sydney and Adelaide through Cobar. A freight rail service is also available in Cobar. A regional airport services Cobar with regular commercial flights to Dubbo connecting to Sydney. Concentrates are transported by road and rail to ports on the east coast of Australia and subsequently shipped to overseas smelters.

      The Cobar region has a semi-arid climate and receives on average about 352 millimetres of rainfall per year. Temperatures range from an average temperature of 16 degrees Celsius in the winter to 34 degrees Celsius in the summer. There are no permanent waterbodies on the consolidated mining leases. Weather does not significantly affect PGM’s mining operations and mining is conducted year-round.

      The Cobar Water Board supplies untreated water to the Peak Mine via a 130-kilometre dedicated pipeline from the Bogan River west of Nyngan. PGM is entitled to 1,890 million litres per year, although it currently uses on average 300 million litres per year. PGM has agreed to allocate an amount of its entitlement to the Cornish, Scottish and Australian (the “CSA”) copper mine and, as a result, except in certain circumstances, is not allowed to consume more than 1,000 million litres of its water allocation. The Peak Mine itself actually produces some water, which is recycled through the operation. Potable water is pumped from the Cobar Shire Council’s water treatment plant to the site.

      Maximum electricity consumption demand is 8.2 mega volt amps and annual consumption is approximately 56.4 gigawatt hours. Power is provided to the Peak Mine via a 132 kilovolt transmission line to a substation at the Peak Mine where it is converted to 11 kilovolts for use on site or transformed on site to lower voltages. Emergency power is available from two 0.8-megawatt diesel generating units on-site which are owned by PGM.

      The landscape is predominantly flat, composed of sandy plains with minor undulations. Cobar is situated 250 metres above sea level. Vegetation is largely semi-arid low woodland, with minor creeks and rivers (usually dry) lined by taller eucalypt species.

     History

      There has been sporadic gold mining in the Cobar district since the 1870s. The district was better known for its copper deposits and was one of Australia’s main sources of copper at the turn of the 20th century. Numerous small gold deposits were discovered in the late 1880s, with the Occidental, New Cobar, Chesney and Peak producing gold in the late 1800s. The greatest period of activity at the Peak Mine was from 1896 to 1911. Most gold mining in the Cobar district ceased by 1920.

      The second phase of sustained mining in the district began in 1935, when New Occidental Gold Mines NL re-opened and operated the Occidental Mine as the New Occidental Mine. The New Cobar (or Fort Bourke) and Chesney mines also re-opened in 1937 and 1943, respectively. Mining again ceased in the district with the closing of the New Occidental Mine in 1952. Between 1935 and 1952, the New Occidental Mine had produced 700,000 ounces of gold.

      Exploration by various companies was conducted through the late 1940s and continues. The Peak Mine deposit was discovered in 1981 and PGM was formed to develop the deposit in 1987. Between 1982 and 1985 a total of 30,840 metres were drilled to delineate the Peak Mine deposit. Production commenced at the Peak Mine in 1992.

      Subsequent exploration and investigations lead to the development of the New Occidental and Perseverance deposits.

      Exploration at the Fort Bourke Hill historic workings, including shallow and deep diamond drilling, was conducted from 1989. Following the temporary loss of access to the Peak Mine shaft in mid-1998, PGM developed a trial open pit mine, the New Cobar mine, in October 1998, that continued until March 1999, extracting approximately 105,000 tonnes of ore. This positive result lead to the mining of the New Cobar open pit which produced in excess of 1,000,000 tonnes of ore prior to completion in February 2004.

      Other exploration targets include the Chesney copper-gold, Gladstone, Dapville and Great Cobar deposits that have been identified through on-going exploration activities in the historic mining district.

     Geological Setting

      The PGM deposits are found in the Cobar mineral field, a mining district stretching over a 60 kilometre section of the north-south trending eastern margin of the Cobar Basin.

      The deposits of the Cobar field are characterized by a diversity of metal assemblages, from zinc-lead-silver at the Elura deposit to the north through the copper-zinc-lead-silver CSA deposit immediately north of the town of Cobar, to the copper (Great Cobar and Chesney), copper-gold (New Cobar), gold (New

Occidental) and gold-copper-zinc-lead-silver deposits (Peak) south of town. This southern, gold-rich section of the Cobar mineral field is known as the Cobar gold field.

      The Cobar gold field is defined as the 10 kilometre long belt of historical gold mines that extend northwards from the Peak area to the Tharsis workings, immediately north of the township of Cobar. Cobar gold deposits are attractive from the perspective that they tend to be high-grade discrete bodies, which are ideally suited to underground extraction. The gold mineralization typically demonstrates excellent metallurgical recoveries and often yields considerable base metal by-products.

      The deposits of the Cobar gold field are structurally controlled vein deposits and hosted by shear zones. They are typically steeply dipping, cleavage-parallel, generally north plunging lodes of short strike length (100 to 300 metres) and narrow width (less than 20 metres), but extensive down plunge extensions (in excess of 1,000 metres).

     Exploration

      The Cobar gold field is a mature mining camp that has been extensively explored for gold near surface. The controls on mineralization are well understood and the location of the two principal controlling structures, the GCF and the Peak Shear are well known.

      Recent PGM exploration efforts have focused on examining unexplored or under-explored sections of these two faults and are expected to continue to focus on these structures in the near future. The principal method of exploration is by diamond core drilling. Reverse circulation drilling and “down the hole electromagnetic surveys” in conjunction with induced polarization surveys may be used in near surface oxidized mineralization. PGM currently plans for exploration and evaluation expenditures of Australian $3.8 million in 2004, of which Australian $2.7 million will be spent on drilling.

      PGM staff conduct all exploration programs on the PGM leases. Such exploration programs may include the use of drilling or geophysical contractors, but such work is supervised by PGM employees. In 2003, PGM secured a joint lease agreement over the Rookery South tenements.

     Mineralization

      The mineralization is typically associated with extensive silicification, chlorite alteration and a gangue mineralogy dominated by pyrrhotite, pyrite and to a lesser extent, magnetite. The Cobar gold deposits are steeply dipping pipe-like bodies with short surface dimensions but considerable vertical extent. Mineralization occurs within high strain zones and is localized in zones of dilation that typically form around flexures in the shears caused by lithological competency contrasts. Base metal mineralization is present along most of the shear systems within the Cobar gold field, and in places attains economic significance. The gold mineralization, in contrast, occurs in very discrete high-grade bodies focused in the zones of maximum dilation.

     Drilling

      PGM’s current standard practice is to drill exploration diamond drill holes with HQ, stepping down to NQ/NQ2 core at between 100 and 300 metres depth or when drilling problems are encountered. Delineation drilling of stope blocks for upgrading to Measured Mineral Resources is performed with LTK48-sized core. The sample volume of 1 metre of full LTK48 core is very close to the volume of 1 metre of half NQ core thereby minimizing change of support issues for resource estimation using both sample types.

      Reverse circulation drilling is conducted with 130 to 140 millimetres face-sampling bits to minimize contamination from material in the drill hole walls. Reverse circulation drilling samples are collected by a cyclone operated by the crew of the rig and a representative selection of chips is set aside for later logging by the geologist. Drill cuttings are split directly upon exiting the cyclone.

      Surface drill data available for the Mineral Resource estimate at the New Cobar Mine were acquired in 16 discrete drill programs completed between 1973 and 1997. Of the holes drilled, 444 were selected for use in the Mineral Resource estimate. In 1996 and 1997, a deeper diamond drill program was completed in order to evaluate the sulphide mineralization at the New Cobar Mine.

      During the last period of production at the Chesney deposit, underground diamond drill holes began to be used for grade control. Several programs of surface drilling have been conducted at the prospect with a plan to conduct a drill program from surface in April 2004. In all, six holes are planned to a depth of approximately 350 metres. The oxide mineralization on the property has been drill tested to approximately 100 metres below surface using 100 face-sampling reverse circulation drill holes and 47 percussion drill holes. In addition, several HQ/ NQ-sized diamond drill holes tested the deposit at deeper levels below the water table. This drilling was completed in five different drill programs between 1987 and 1996. Of the holes drilled, 147 were selected for use in the Mineral Resource estimate. The unoxidized mineralization at Chesney has been drill tested at approximately 450 metres below surface by nine NQ2 diameter diamond drill holes. Several of the other HQ/NQ diameter diamond drill holes have tested the deposit between 200 to 500 metres below surface. In addition, 16 AX and EX underground diamond core holes were drilled from the lowest level of the mine (270 metres below surface). All 26 of these holes have been used to estimate the tonnage and grade of the mineralized system immediately below the workings.

      New Occidental Mineral Resource estimates are based on 371 drill holes from drilling campaigns between 1945 and 2002.

      Four drilling campaigns were completed in the Peak Mine area between 1997 and 2000, plus a sporadic series of diamond drill holes between 1948 and 1995. The results of 80 drill holes from such programs were used in the Peak oxide resource estimates. The reverse circulation drill programs were sampled every 2 metres and the diamond drill core was sampled on various intervals of less than 2 metres. The underground mine at Peak was in operation from 1992 to 2002. It has a very large and extensive database of exploration and delineation drill holes, underground mapping, muck sampling and production reconciliation data from which to estimate and reconcile a resource. Since the last Mineral Resource estimate all new holes have been drilled using underground drills, LTK48-sized core and whole-core sampling. These are the same drill rigs as currently being used at New Occidental and Perseverance.

      Almost all underground drilling at the Perseverance deposit was completed using HQ, NQ/NQ2 and LTK48-sized drilling equipment, except for a few wedged holes which were completed using heavy duty CHD-series drill rods. HQ-sized equipment was used to establish collars and complete up to 300 metres of parent hole to facilitate off-hole wedging and directional drilling. LTK48 core was used to assess the upper margin of Zone A. Zones B, C and D are drilled much more sparsely. The results of 132 drill holes were used in the Perseverance Mineral Resource estimates.

     Sampling and Analysis

     Reverse Circulation Samples

      Reverse circulation drilling samples are collected by a cyclone operated by the crew of the rig and a representative selection of chips is set aside for later logging by the geologist. Drill cuttings are split directly upon exiting the cyclone.

      PGM has recently used face-sampling hammers to minimize sample contamination from drill hole walls and riffle splitters to reduce samples in the field to a size small enough to be pulverized in an LM5 mill without having to resplit/recombine.

      Sampling strategies are devised for individual projects depending on requirements. The sampled intervals can be 1, 2 or 4-metre composites depending on the accuracy required. One-metre samples are retained to allow more detailed analyses at a later date.

     Core Samples

      Sample intervals are selected and sample numbers issued by the geologist during logging to cover all potentially mineralized intersections. The decision to sample is based on the presence of significant quartz veining, alteration mineralogy (usually silicification) and/or sulphides. Sample intervals are generally laid out every 1 metre through the mineralized zone, although lesser lengths may be used if a sharp mineralization contact is reached before the end of the last full-metre sample in a zone. Not all core in the hanging wall or footwall, typically consisting of barren Great Cobar Slate or Chesney Formation, is analysed.

      One-metre long samples are taken from half HQ/NQ or whole LTK48 core. HQ/NQ samples are split with a saw, cutting the core at right angles to cleavage, and half of the core is retained on site for future reference. (The volume of these two sample types is very similar so that support issues remain the same for resource estimation). Unsampled mine production core from delineation drilling is discarded. Samples are bagged and collected and blank and standard samples inserted into the numbering stream.

      Samples are then packaged for shipment to the laboratory. PGM assays all of its drill core samples at outside commercial laboratories. The onsite mine laboratory is used only for process control and underground muck samples.

     Sample Quality

      Core recovery has generally been very high and is not considered to be causing any difficulties with sample representivity. Reverse circulation drilling recoveries are generally good with local problems near old mine openings and some open fractures in the ground. The location of areas with recovery problems is known and can be plotted.

      PGM has chosen to use a relatively large drill core size in order to minimize known problems with sampling of small high-grade shoots within the deposits. The drill case size appears to affect the estimation of contained gold within the shoots since mill head grades from these areas have historically been somewhat higher than the ore reserve estimates.

      PGM uses outside assay laboratories for all core and reverse circulation chip analysis, whether for exploration or delineation drilling results. All core is analysed for gold, copper, lead, zinc and silver. Other elements may be assayed for depending on the deposit. PGM uses both Analabs and ALS, both registered with the National Association of Testing Authorities in Australia, for contract analytical work and different drill programs or exploration projects will be given to either laboratory. Since 1996, PGM has completed regular checks of assay laboratories and submitted analytical blanks with samples.

      PGM has prepared safety diagrams to check the sample reduction and comminution steps during sample preparation to ensure that representative subsamples are maintained at all stages.

      PGM uses a quality control and checking system to validate the precision and accuracy of the gold and, to a lesser extent, copper assays, and to monitor cleanliness in sample preparation. The quality control system consists of standards, blanks, repeats, pulp duplicates, screen fire assays, inter-laboratory check assaying and inter-laboratory check screen fire assaying.

      Data validation protocols are built into the date-entry system used by PGM.

     Security of Samples

      Core is logged and sampled, and half cores are stored, in a fenced and locked yard behind the main gate at the Peak Mine. The main gate is manned by security personnel 24 hours a day and access to the yard is limited to authorized exploration and mine geology personnel. Samples are collected and shipped to commercial assay laboratories from this location. Sample pulps and field splits of reverse circulation samples are also stored in secure facilities.

     Ore Reserves and Mineral Resources

      Ore Reserves and Mineral Resources are estimated using the JORC Code. See “Technical Information — JORC Code Definitions” for JORC Code definitions.

      The following table sets forth the estimated Ore Reserves for the Peak Mine as at December 31, 2003:

Proved and Probable Ore Reserves(1)(2)(3)

			Grade		Contained Metal

Deposit	Category	Tonnes	Gold	Copper	Gold	Copper

			(grams			(tonnes)
			per tonne)	(%)	(ounces)
New Occidental	Proved	—	—	—	—	—
	Probable	1,040,000	7.37	0.14	245,000	1,450

	Total	1,040,000	7.37	0.14	245,000	1,450

Perseverance (Zone A)	Proved	—	—	—	—	—
	Probable	510,000	8.03	1.13	130,000	6,700

	Total	510,000	8.03	1.13	130,000	6,700

New Cobar (underground)	Proved	—	—	—	—	—
	Probable	240,000	5.64	0.57	43,000	1,500

	Total	240,000	5.64	0.57	43,000	1,500

Pit and Stockpiles	Proved	570,000	3.82	0.53	70,000	3,000
	Probable	—	—	—	—	—

	Total	570,000	3.82	0.53	70,000	3,000

Total	Proved	570,000	3.82	0.53	70,000	3,020
	Probable	1,780,000	7.33	0.54	419,000	9,530

	Total	2,350,000	6.48	0.54	489,000	12,540

(1)	The Ore Reserves for the Peak Mine deposits set out in the table above have been estimated by R. Cooper at PGM who is a competent person under the JORC Code. The Ore Reserves are classified as Proved and Probable, and are based on the JORC Code.

(2)	The Ore Reserves were estimated using either a two-dimensional kriging method or a three-dimensional kriging method, constrained by geological and grade domains.

(3)	The following table sets forth the recovery and dilution factors applied to the Mineral Resource estimates by property:

Deposit	Recovery	Dilution	Cut-Off Grade

	(%)	(%)	(grams per tonne gold)
New Occidental	95	Various (15-40%)	4.8
Perseverance	95	Various (15-40%)	4.8
New Cobar	98	Various (15-40%)	1.24-1.51 dependent on ore type

      The following table sets forth the estimated Mineral Resources for the Peak Mine as at December 31, 2003:

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)(4)

(excluding Proved and Probable Ore Reserves)

			Grade

Deposit	Category	Tonnes	Gold	Copper

			(grams	(%)
			per tonne)
New Occidental	Measured	30,000	9.48	0.16
	Indicated	140,000	7.60	0.17
	Inferred	550,000	7.6	0.15
Peak Mine (including oxide)	Measured	3,000	7.90	0.40
	Indicated	40,000	8.87	0.66
	Inferred	50,000	9.0	0.84
Perseverance	Measured	80,000	7.45	1.53
	Indicated	70,000	6.27	1.15
	Inferred	1,400,000	11.7	0.65
New Cobar (near surface)	Measured	—	—	—
	Indicated	—	—	—
	Inferred	—	—	—
New Cobar (sulphide)	Measured	—	—	—
	Indicated	100,000	5.56	0.70
	Inferred	460,000	7.2	0.56
Chesney (near surface)	Measured	450,000	0.96	1.23
	Indicated	130,000	1.16	0.90
	Inferred	—	—	—
Chesney (sulphide)	Measured	—	—	—
	Indicated	—	—	—
	Inferred	800,000	4.0	3.2
Total	Measured	560,000	2.33	1.22
	Indicated	480,000	5.38	0.67

	Measured + Indicated	1,040,000	3.73	0.96

	Inferred	3,200,000	8.4	1.2

(1)	The Mineral Resources for the Peak Mine deposits set out in the table above have been estimated by D. Keough and R. Berthelsen at PGM who are each competent persons under the JORC Code. The Mineral Resources are classified as Measured, Indicated and Inferred, and are based on the JORC Code.

(2)	The Mineral Resources were estimated using two-dimensional and three-dimensional ordinary kriged block models, constrained by geological and grade domains.

(3)	Included in the Mineral Resources are portions of Ore Reserve stope outlines which have been classified as an Inferred Mineral Resource and mineralized material above the deposit/zone cut-off grade, with adequate continuity, in areas where mining may be possible but has not yet been demonstrated to be economic. Excluded from the Identified Mineral Resources are mined material and material unlikely to be converted to reserve status for engineering or technical reasons and remnant stope pillars, skins and other material sterilized as a result of mining as well as discontinuous mineralization.

(4)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

      In late 2002, an independent consultant to PGM completed a scoping study to assess the economic viability of an underground operation at New Cobar to access the deeper mineralization. Since then, an infill drilling program at New Cobar has been undertaken to increase confidence in the resource, the results of which are currently being used in the feasibility study on the New Cobar underground deposit.

Mineral Processing and Metallurgical Testing

      The original and now depleted Peak ore zones are characterized generally as high copper, with high gold recovery; high gravity recoverable gold; and high sulphide, with lower gold recovery requiring longer leach time.

      The New Cobar open pit ore processed to date is a combination of sulphide and oxide copper and gold mineralization. Testing indicates gold recovery of over 93% from cyanide leaching. Although it will continue to be processed by blending with other ore, it is planned that stockpile ores will be processed over time until 2010. During 2004, sulphide ore will be processed in addition to the oxide. Testing indicates total gold recovery of 95% in copper concentrate and from cyanide leaching.

      The New Occidental ore, which constitutes approximately 60% of the process feed during the 2004 to 2010 plan period, has been subjected to a comprehensive testing program that commenced in 1996 with initial mineralogical studies. This testing program confirmed the benefit of finer grinding to 80% passing 53 microns and extending the leach time from the current 22 hours to 48 hours. Analysis of performance through the circuit suggests fine grinding to only 75 microns is required if the flotation circuit is operating. The performance to date suggests a recovery around 87%.

      Drill core samples from Perseverance have also been subjected to a comprehensive programme of mineralogical examination and testing using PGM’s site specific laboratory procedure and other procedures. In addition to testing of Perseverance alone, testing was also conducted on blends with New Occidental ore at the finer grind required for the latter. The testing showed that Perseverance ore is similar to the high copper Peak ore, with gold recovery of over 94% using Peak conditions and copper recovery of over 65% to a good quality concentrate. Blending was found to be of benefit to total gold recovery, despite lower gravity recovery with the fine grind required for New Occidental ore, because of a fine-grained gold component in the Perseverance ore and recovery of the New Occidental refractory gold to the copper concentrate.

Mining Operations

      Mine production operations are located in two distinct underground zones, with ore stockpiled from the recently completed open pit operation at New Cobar. Current mining is from zones which are contiguous to, or nearby, earlier mined out areas. The two underground operations are known as New Occidental and Perseverance. Production operations have been underway at New Occidental since December 2001, while development commenced at Perseverance in October 2002 with production commencing in July 2003. The New Cobar open pit mine was completed in February 2004, with the mined ore stockpiled for subsequent treatment.

      The New Occidental and Perseverance orebodies are accessed from the Peak Mine infrastructure which allows 40 and 45-tonne truck haulage from the two zones to the Peak Mine crushing and hoisting infrastructure. Ore from New Occidental and Perseverance is hauled to the Peak Mine crushing station, where a Jaques jaw crusher is installed. Crushed ore is loaded into the 10-tonne skip and hoisted to the surface, where it is stockpiled for milling. The Peak Mine infrastructure includes a 5.3-metre diameter concrete-lined shaft to a depth of 740 metres. The hoisting system is designed to provide capacity in excess of 600,000 tonnes per year. The main winder is a ground-mounted, friction winder running a single 10-tonne pay load skip, counterweighted by a 30-man cage connected by four 28-millimetre head ropes and two 40-millimetre tail ropes. The auxiliary winder is a ground-mounted, single drum winder hoisting a double deck, six-man cage, on fixed guides, in a bratticed compartment in the shaft. Like the main cage, the auxiliary winder can be operated in automatic, semi-automatic and manual modes.

      The New Occidental and Perseverance zones operate on the same shift roster, namely, two 12 hour shifts per day, 365 days per year. The workforce undertaking the New Occidental and Perseverance mining operations has transferred from the Peak Mine as production from the Peak Mine decreased. Contractors carry out the ramp and access development in the Perseverance orebody in advance of the mine production operations.

      Recently completed drilling has identified significant down-dip extensions to the New Occidental Perseverance and Peak orebodies. Study work is planned to determine the feasibility of further mining in these areas. The opportunity to mine remnant ore around the original Peak Mine is also being examined.

New Occidental

      A 3.2 kilometre long, 5 metres wide by 4.5 metres high haulage drive developed north from the Peak Mine connects the base of the New Occidental mine to the Peak workings. Mining of the New Occidental commenced at the bottom of the then known resource and is progressing up towards the historic New Occidental mine workings. These workings were dewatered from the surface via the original mine’s shaft. The New Occidental operations consist of large size development headings, nominally 5 metres wide by 5.2 metres high, but can be wider to allow the full width of the orebody to be mined out (up to a maximum width of 6.5 metres). A development is located in the hangingwall sandstones. Development utilizes Twin-boom Tamrock Minimatic electro-hydraulic jumbos, with stope drilling carried out by an Atlas Copco Simba M4C rig. Ore loading utilizes Elphinstone, 7 cubic metre, loaders with truck haulage, via the internal ramp and the decline, to the crusher at the Peak Mine shaft. The loaders are equipped with tele-remote control capability to permit access into stopes, for recovery of broken ore under unsupported openings.

      The feasibility study for New Occidental was based on a required production of 450,000 tonnes per year. Given the relatively small size of the orebody and, hence, the available tonnes per vertical metre, the rate of vertical extraction is high. This, in turn, imposes the challenge of ensuring that development is maintained sufficiently far ahead of stoping to permit the orderly sequence of in-fill exploration drilling, detailed definition drilling, stope planning and blast-hole drilling.

Perseverance

      Four zones of mineralization have been identified within the Perseverance system. The zone which is the closest to the Peak Mine (Zone A) has the highest density of drilling and level of geologic understanding and is the zone currently being mined. Zones B and D are the subject of mining studies with access to these areas currently being developed.

      Mining methods, similar to those used at New Occidental, are proposed for Perseverance. A geotechnical assessment was carried out by consultants, Barrett Fuller & Partners, in order to advise on pillar sizes and stope spans, etc. Mine plans call for production from a depth of approximately 850 metres below surface to approximately 1,060 metres below surface. The stoping sequence is planned from bottom to top, with a crown pillar of 12 metres separating two zones of mining, from which production can be achieved concurrently. Stoping production is expected to commence in October 2003 and to continue until 2007. Estimates of mining cost are based on historical Peak Mine costs adjusted to suit depth, location and geological and geotechnical conditions.

New Cobar

      The New Cobar open pit operation extracted the near surface remnant ore of the now closed New Cobar underground operation. Mining of the pit was completed in March 2004, with some 560,000 tonnes of sulphide, partially oxidized and oxide ore stockpiled, for blending with underground ore, and processed over the current life of the mine.

      A feasibility study for the New Cobar underground is due to be completed in May 2004. Development of the new underground will involve a decline developed from within the open pit. Mining methods similar to those used at New Occidental and Perseverance are proposed for New Cobar. Mine plans call for production to commence below the historic underground workings (approximately 200 metres below the surface) to a depth of approximately 600 metres. The opportunity to access the Chesney underground resource from New Cobar is also being investigated. Stoping is expected to commence in June 2005 and continue until 2010. Estimates of mining cost are based on historical Perseverance and New Occidental mine costs adjusted to suit depth, location and geological and geotechnical conditions.

Milling Operations

      The original flexible process design required by the variability of the Peak Mine ore zones, consisting of SAG milling, gravity, sulphide flotation, cyanide leaching, carbon in leach adsorption, electrowinning and bullion production, has facilitated the introduction of new ore sources with different mineralogical and characteristics. The original plant capacity of 450,000 tonnes per year was increased incrementally through improvements in bottlenecks and maintenance to 560,000 tonnes per year of hard sulphide ore. The production criteria for the following years is to increase throughput to at least 650,000 tonnes per year, 365 days per year, 24 hours per day and 96% utilisation, on a blend of hard sulphide ore, softer oxide and partially oxidised ore.

      Ore is crushed underground to a nominal top size of 150 millimetres and is delivered to a 6,000 tonne live capacity stockpile. Three reciprocating plate feeders deliver ore to the SAG mill feed conveyor from the stockpile. A separate bin equipped with a static grizzly and a reciprocating plate feeder delivers New Cobar ore to the SAG mill feed conveyor. The bin is fed by front-end loader from a stockpile of trucked ore.

      Gold and silver are recovered in a gravity circuit with Knelson concentrators, then concentrated in the gold room with shaking tables followed by an acid digest to remove unwanted sulphide and then smelted in a gas fired furnace to produce gold doré bars.

      Gold, silver and copper are also recovered as a copper concentrate in a column flotations circuit. The flotation concentrate is thickened, dewatered and stockpiled prior to transporting to the smelter.

      The third method of gold and silver recovery is with cyanidation in a tank leach circuit. The flotation tailings are pumped to a series of two leach tanks and seven absorption tanks. Cyanide and activated carbon are used to recover the gold and silver. A solution of heated caustic cyanide is used in the stripping circuit to recover the gold and silver from the carbon. An electrowinning circuit in the gold room recovers the gold and silver from the strip circuit solution. The resulting sludge is smelted into gold doré bars.

      Leach tailings are pumped to a thickener. High-density thickener underflow is pumped to a central discharge tailings storage facility. Water is reclaimed from the thickener overflow and reused within the process.

Markets and Contracts

      Copper concentrate is sold under contract to Glencore International AB. The contract is for all concentrate produced and expires in June 2004. A new contract is currently being negotiated. Annual production is estimated at 18,000 DMT grading 18% copper and 59 grams of gold per tonne. Penalty elements include bismuth, lead and zinc.

      Doré bullion is refined under contract by the Perth Mint.

Environmental Considerations

      Enesar Consulting Pty Ltd. (formerly NSR Consultants Pty Ltd.) conducted independent environmental audits of the PGM tenements in June 2002 and April 2004. No high ranking environmental issues were identified during the audits. PGM operated within the statutory conditions of its operating licences and achieved complete compliance for the period through April 2004, except for a one-time noise exceedance in 2002. PGM is using the standard ISO 14001 as a guideline for its environmental health and safety management system.

      PGM has a responsibility under state law to reclaim the environmental impacts of historic mining as well as current mining activities on its leases. PGM contracted NSR Environmental Consultants Pty Ltd. in 2000 to prepare an updated conceptual closure plan for the PGM tenements to ensure that PGM has sufficient planning and financial provision available. Ten sites of historic mining and exploration activities and four locations of current and proposed mining activities requiring rehabilitation were identified. Reclamation, particularly of the historic areas on the PGM tenements, has been on-going in recent years, and revegetation trials have been initiated. Reclamation work at the historic sites has included backfilling and fencing shafts, donation and relocation of historic equipment, reshaping waste rock and tailings areas to control stormwater runoff and erosion, and removing rubbish.

      It was recognized by PGM that localized acid mine drainage is a potential issue at Queen Bee, and PGM has completed rehabilitation to address this issue. Sulfide waste rock from the New Cobar mines is segregated for either backfilling in the underground mines or encapsulated in the waste rock dump. Cover trials for reclamation of the tailings dam are ongoing and closure costs were updated in 2003 to reflect the results of the trials to date. Given the semi-arid climate of Cobar, acid mine drainage is not expected to pose a significant burden. Additional costs may, or may not, be required once additional studies and the requirements for closure are better understood.

      PGM estimated the future cost for closure to be $5.875 million as at December 31, 2003. PGM has a bank guarantee in favour of the Minister of Mineral Resources (New South Wales) in an amount of $4.576 million.

Capital Costs

      Since 1999, capital has been, and continues to be expended, on the development of the New Occidental zone and the Perseverance zone. There is currently a feasibility study investigating the development of the New Cobar Underground project.

      In the PGM life-of-mine plan, projections are made for future capital expenditures from 2004 to 2008. The development costs are incurred and expensed under an operating account, some of which is capitalized. Other items of capital in this expenditure include underground fans and ducting, underground mobile equipment and on-going replacement capital.

Taxes

      Both New South Wales state and Australian federal tax are levied on the proceeds from the PGM operations. Federal income tax, after appropriate eligible deductions, is imposed at 30%, while New South Wales state tax effectively is a mining royalty set at approximately 3% of gross revenue, before treatment charges and all other costs. Payroll tax of approximately 6% is incurred on the payroll.

Production Estimates

      The PGM operation is expected to draw the majority of its economic value from the sale of gold in doré bullion. In addition, a concentrate containing copper, gold and silver will be produced for sale. Most of the production is derived from ore mined at the underground operation from the New Occidental and Perseverance zones which is supplemented by relatively large open cut stockpile material. The total scheduled ore to be mined and processed, and the gold and copper output, are approximately 3.3 million tonnes, approximately 710,000 ounces of gold and approximately 27.4 million pounds of copper, respectively, over a period of approximately five years. Production in 2004 is expected to be approximately 128,000 ounces of gold and approximately 4.2 million pounds of copper.

Los Filos Project, Mexico

Property Description and Location

      The Los Filos Project is located in the Nukay mining district of central Guerrero State, approximately 230 kilometres south of Mexico City. This district hosts the Nukay, Aguita and Subida mines. The Los Filos property lies within the southern part of the Morelos National Mineral Reserve (Morelos Sur) which covers a total area of 47,600 hectares and is controlled by the Consejo Recursos Minerales (“CRM”), an agency of the government of Mexico. The Los Filos Project lies within the Nuteck concessions, which consist of five concessions totalling approximately 450 hectares.

Accessibility, Climate, Local Resources, Infrastructure and Physiography

      The Los Filos Project is located in the Sierra Madre del Sur physiographic province of southern Mexico. The property is accessible from Highway 95, a major, paved route between Mexico City and Acapulco. At the village of Mezcala on Highway 95, a 12-kilometre dirt road leads southwest to Los Filos. Driving time from Mexico City is approximately three hours.

      The Nukay district is served by hydroelectric power from the Caracol dam on the Balsas river. There is a network of local roads. The principal centre of population is Mezcala. International airports are located at City and Acapulco and there are a number of regional airports, principally serving the southern Pacific coast. Potable water is available from local springs and wells.

      The state capital of Guerrero is Chilpacingo de los Bravos, approximately 40 kilometres south of Nukay. Guerrero is mountainous except for the southeastern coastal strip. The Río de las Balsas is the principal river in the state, and is crossed by Highway 95 close to Mezcala. The mountain regions are relatively dry and temperate. Average high temperatures range between 21 degrees Centigrade in December and January and 27 degrees Celsius in April and May. Average low temperatures vary between 7 degrees Celsius in December through February and 13 degrees Celsius in June. The wettest months are June through September, with average precipitation of 140 to 160 millimetres. Precipitation in the winter months is around 10 millimetres.

      Mezcala lies at an altitude of 500 metres. The topography is rugged and the relief reaches 2,000 metres to the west of Mezcala. Valley slopes are steep and covered with hardwood forest while the valley bottoms are generally farmed.

History

      Most of the early exploration and mining activity in this area was focused on the neighbouring Nukay claim prior to the discovery of the Los Filos Project in 1995. For further details of the history of the Nukay mines, see “Narrative Description of the Business — Nukay Mines, Mexico — History”.

      The Los Filos area was only subject to sporadic prospecting through the twentieth century until Teck Corporation (“Teck”) became interested in the Nukay area in 1993 and completed an agreement (the “Nukay Agreement”) with Minera Miral S.A. de C.V. (“Minera Miral”) which was in the process of buying out the owners of Minera Nukay, S.A. de C.V. (“Minera Nukay”). Minera Nuteck was formed by Teck to hold the Nuteck properties.

      Minera Nuteck conducted a regional exploration and drilling campaign around the neighbouring Nukay operations, focusing on the potential for mineralized skarns around the targets. The discovery hole for the Los Filos deposit was drilled in August 1995.

      Work in 1996 focused on the delineation of the Los Filos and Pedregal prospects which were subsequently found to be one continuous deposit. In 1997, delineation drilling at Los Filos continued. Scoping studies and metallurgical testwork were undertaken by Teck in the period between 1998 and 2002.

Geological Setting

      The Los Filos Project is located in the Morelos-Guerrero Basin in southern Mexico. The roughly circular basin is occupied by a thick sequence of Mesozoic platform carbonate sediments comprising the Morelos, Cuautla and Mezcala Formations, and has been intruded by a number of granitoid bodies.

      Gold, silver and base metal mineralization is spatially and temporally related to the emplacement of early Tertiary porphyritic diorites, tonalites and granodiorites into the upper Cretaceous carbonate sequence.

Regional Geology

      The carbonate sequence of the Morelos-Guerrero Basin is underlain by Precambrian and Paleozoic basement rocks. The majority of the metallic mineralization (gold and massive sulphide) is hosted by the Morelos Formation which is a Cretaceous-age medium-bedded to massive fossiliferous limestone up to 900 metres thick. The Cuautla and Mezcala Formations are made up of shales and thin-bedded limestones. The Cretaceous rocks and granitoid intrusions are unconformably overlain by a sequence of intermediate volcanic rocks and alluvial sediments (red sandstones and conglomerates) of similar age.

      Gold, silver and base metal mineralization in the Nukay area is spatially and temporally related to the emplacement of early Tertiary porphyritic diorites, tonalites and granodiorites into the carbonate sequence of the upper Cretaceous Morelos Formation. Mineralization is either hosted by, or spatially associated with, marble formed during contact metamorphism of the carbonates. Massive magnetite, hematite, goethite and jasperoidal silica, with minor associated pyrite, pyrrhotite, chalcopyrite and native gold typically occur in the veins and metasomatic replacement bodies that developed at the contacts between the platform carbonates and intrusives.

      The Nukay area lies along the crest of an antiform or uplifted ridge, 6 to 8 kilometres wide and trending north-northeast. The age and genesis of the anticlinal feature has not been established but is believed to be related to compressional forces during the late Cretaceous Laramide orogenic event.

      Regional mineralization styles comprise the skarn-hosted and epithermal precious metal deposits and volcanogenic massive sulphides. In Guerrero, these occur as two adjacent arcuate belts, with the gold belt lying to the east and on the concave margin of the massive sulphide belt. Both are approximately 30 kilometres wide and over 100 kilometres long, from northwest to southeast, between Mochitlán and Telolapan. Skarnhosted and epithermal precious metal deposits include Todos Santos, Nukay, Bermejal and Mochitlán. Volcanogenic massive sulphide deposits (gold-silver-lead-zinc-copper) include Campo Seco, Farallon and Rey de Plata.

Local Geology

      In the Los Filos area, mineralization is associated with two diorite to granodiorite stocks that were emplaced in carbonate rocks of the upper Cretaceous Morelos Formation. The stocks, known as East and West, are early Tertiary in age and resulted in high temperature calc-silicate and oxide metasomatic alteration (skarn) assemblages that were followed by distinct meso-to epithermal alteration. The Los Filos deposit formed along the north, east and southern margins of the East stock that geologic evidence and argon dating have indicated is slightly older than the West stock.

      The differing morphology of the East and West Nukay stocks is believed to reflect different structural controls during emplacement. The exposure of the West stock is roughly circular and about 1.3 kilometres in diameter. The East stock is elongate in a north-south direction. It is about 1.4 kilometres long and 0.5 to 0.7 kilometres wide in the south but in the north, a western lobe extends for 1 kilometre in a west-southwest to east-northeast direction.

      Marble beds consistently dip away from the margins of the East stock, indicating that the diorite was emplaced during active doming of the Morelos Formation. In contrast, the West stock generally has steep-

sided, simple contacts and does not show any sill-like extensions, suggesting that it was passively emplaced during a period of tectonic quiescence.

      The East stock comprises three distinct intrusive phases: early quenched diorite; granodiorite; and late beta-quartz granodiorite, i.e., granodiorite with 7% or more beta-quartz phenocrysts.

      Quenched diorite forms an annular sill along the east half of the stock that dips radially away from the contacts. Along radial cross-sections, the sill exhibits a crude sygmoidal morphology that indicates emplacement along sub-horizontal extensional shear couples which developed during stock emplacement and doming of wall rock carbonates. The diorite cooled extremely rapidly as shown by spherulitic devitrification and cherty groundmass textures. The lack of exoskarn development along sill contacts also indicates rapid cooling. In contrast, endoskarn alteration developed strongly throughout the sill, resulting in hard, brittle rock which readily fractured and brecciated during subsequent structural movement. No significant gold mineralization was introduced during the emplacement and endoskarn alteration of the diorite.

      The main East stock was intruded and crystallized as granodiorite, subsequent to emplacement of the sill. Within and peripheral to the principal stock contacts, strong subhorizontal shearing during crystallization allowed the formation of similarly subhorizontal sill-like bodies of beta-quartz (i.e., quartz enriched) granodiorite. The leading edges of the beta-quartz sills appear to have aggressively assimilated carbonate wall rocks. The dominant alteration associated with beta-quartz granodiorite is magmatichydrothermal quartz and/or orthoclase veining. The intensity and spatial distribution suggest that these rocks were the primary source of gold mineralizing hydrothermal fluids.

      The diorite phase which hosts the Los Filos deposit in the East stock is absent in the West stock. Granodiorite and beta-quartz granodiorite phases are both present in the West stock. Faulting in the West stock includes local contact-related and low-angle fractures and some high-angle faults, but very little of the pervasive low-angle structures that host the distinctive alteration of the East stock. Thus, the West stock appears to be dominated by simple, steep sided contacts with structural control inferred to be from a few highangle, west-northwest and north-northeast trending zones.

      The West stock is believed to have intruded rocks already affected by intrusion of the East stock. As a result, the already warmed host rocks allowed a greater degree of contact skarn alteration and prolonged fluid interaction due to slower cooling.

      Extensive karst formation has resulted in numerous caverns and sinkholes. Typically, a mantle of caliche up to 10 metres thick has developed on the carbonate rocks at surface.

      The majority of mineralization at Los Filos is hosted within the highly fractured to brecciated diorite sill. The beta-quartz granodiorites are believed to be the source of this mineralization.

      Alteration associated with mineralization is extremely varied and ranges from high temperature metasomatic to lower temperature epithermal alteration. The most characteristic and prevalent alteration types, however, are hosted by both beta-quartz granodiorite and diorite sill rocks as follows: orthoclase mantling, flooding and veining; quartz flooding and veining; calcite veining; sericite, illite, smectite, kaolinite alteration; sulphide mineralization, i.e., pyrite, chalcopyrite, arsenopyrite, bismuth minerals, tetradymite; and hypogene iron oxides, i.e., hematite-specularite, goethite.

      There is a distinct mineralogic zonation across the Los Filos deposit: quartz veining is relatively dominant within or adjacent to beta-quartz granodiorites, i.e., the “proximal” part of the mineralized system; a transition zone in which quartz veining decreases sharply, while sulphide and calcite-quartz veining increases; calcite veining is dominant towards the far edges of the diorite sill, i.e., the “distal” part of the system.

      Gold grades peak in the transition zone and coincide with the dominance of pure sulphide veins.

Exploration

      Fully documented exploration on the Los Filos gold deposits dates from the early-1990s.

      An initial due diligence program was undertaken by Teck in 1993 in order to confirm the resource potential of the Nukay deposit. The Nukay pit was mapped, outlying prospects examined and 1,970 metres of RC rotary drilling was completed in 19 holes.

      In 1994, initial drilling activities focused on the Nukay skarn deposit and Teck completed districtwide geologic mapping and sampling, lithogeochemical and magnetometer surveys, detailed prospect evaluations and a total of 14,511 metres of RC rotary drilling in 84 holes on the Nukay deposit, the Subida prospect and the Aguita prospect and on various other targets on the property.

      Drilling of a magnetic anomaly on Mag Ridge to test for a Nukay-style iron-skarn body encountered significant thickness of mineralization in oxidized, altered intrusive rock below the marble contact. Two drill holes resulted in the recognition of a new style of mineralization with the potential for large tonnage, bulk-mineable deposits.

      A 1995 program consisted of district-wide geologic mapping, grid lithogeochemical sampling, a time-domain electromagnetic (TEM) survey, road-cut mapping and sampling and the drilling of 19,128 metres in 90 holes. Exploration holes were drilled on several promising targets, including the Crestón Rojo, Pedregal and Los Filos prospects and were followed by wide-spaced drilling around the successful prospect holes. Delineation drilling continued on the Pedregal zone which became part of the Los Filos deposit.

      During 1996, work was focused on the exploration and delineation of the Los Filos and Pedregal prospects that were found to be two portions of one continuous deposit. A total of 156 RC rotary and 44 core holes was completed on a grid 1,200 metres long and 350 metres wide. Extensive mapping, sampling, density measurements and metallurgical testing were also completed on the Los Filos deposit.

      In 1997, delineation drilling continued on the Los Filos deposit, for a total of 29,219 metres in 133 RC rotary holes. This drilling extended the area of known mineralization to the northwest and southwest. The 35-metre drilling grid covered an area of 1,400 metres by 400 metres. In 1997, metallurgical bottle-roll tests and column tests on low- and medium-grade core samples were carried out. Klohn-Crippen was retained to complete a preliminary geotechnical assessment of the project.

      The exploration phase of work on the Los Filos deposit was essentially completed in March 1998.

      In 1997, a scoping level study was completed on Los Filos by Teck, based on data available at the end of 1996. In 1998, Teck completed a pre-feasibility level assessment using all of the drilling data for Los Filos available at the end of 1997.

      During 1999, Minera Nuteck continued metallurgical testwork, environmental studies and a sediment control study and completed aerial photography over the Los Filos site in order to facilitate planning for site access and the potential location of a heap leach pad. In 2000, further work in preparation for a feasibility study on Los Filos was undertaken, including geological modelling, a 37-hole, 7,105-metre confirmatory drilling program, a study on the structural geology, further metallurgical testwork, environmental permitting studies and a review of capital cost estimates.

Deposit Geology and Mineralization

      Gold and silver mineralization at Los Filos is associated with skarn formation along the contact zones between the carbonate sediments of the Morelos Formation and the diorites and granodiorites of the East and West stocks. Mineralization is either hosted by, or is spatially associated with, marble formed during contact metamorphism of the carbonates.

      Gold mineralization at Los Filos is associated with the late-stage, hematite-associated alteration in veins and breccias, ie. narrow (typically less than 4 centimeters) quartz-hematite-gold (+calcite) veins and which typically return very high gold grades when selectively sampled; and hematite-altered cataclastic breccia (ie. mill breccia) which consists primarily of clay and finely-ground/comminuted wallrock, with entrained clasts of wallrock, quartz-hematite-gold veins and massive hematite (around exo-skarn occurrences), and are consistently mineralized.

      Until 2001, the description of the Los Filos property geology was influenced by the alteration terminology used and this resulted in potential problems in identifying and describing lithologies. In 2001, a thorough geological reinterpretation, based on extensive field work, was completed. Drill holes were relogged based on lithologic terms with the degree of alteration used as descriptive terminology.

Drilling

      An aggregate of 553 drill holes and 119,554 metres have been drilled on the Los Filos deposit. The majority of drilling, 109,190 metres was RC rotary drilling while the remaining 10,364 metres was cored. The Los Filos drill holes were completed on spacing of approximately 35 metres.

Sampling and Analysis

      RC rotary drill cuttings were sampled at intervals of 1.52 metres. The material was split at the drill into several portions of 12 kilograms or less. Of these, the “assay split” was shipped to the assay laboratory, and the “second split” was stored on the property. A third split was supplied to Minera Nukay for analysis at its mine assay laboratory. In the case of drilling on the Aguita deposit, a fourth split was supplied to a representative of Minera Guadaloupe.

      A handful of rock chips from each sample interval was collected and logged by the onsite geologist.

Sample Preparation, Security and Data Verification

      Sample splits were shipped principally to ALS Chemex in Guadalajara and, to the end of 1994, to Bondar Clegg in San Luis Potosí, for preparation and assaying (Bondar Clegg was acquired by ALS Chemex in 2001). Pulps prepared in Guadalajara were sent for assay to the Chemex laboratory in Vancouver.

      Exploration samples and drill samples are stored in a secure warehouse at the Nukay mine site under the sole custody of the mine geologist.

      Gold assays were run using a one assay-ton (30-gram) charge, with atomic absorption finish. Assays exceeding 10 grams per tonne were re-analysed using fire assay with gravimentric finish. Copper and silver assays were performed using a one-gram charge, aqua regia digestion and atomic absorption analysis. Silver values exceeding 100 grams per tonne were reanalyzed using a one-ton fire assay with gravimetric finish.

      All of the ALS Chemex pulps are housed at the Teck storage facility in Iguala, although weathering has deteriorated the integrity of individual pulps.

      ALS Chemex claims that its laboratories “operate according to the guidelines set out in ISO/ IEC Guide 25 — “General requirements for the competence of calibration and testing laboratories” and that it ensures “compliance to the ISO 9002 standard adopted by the company”. ALS Chemex has attained ISO 9002 registration at all of its North American laboratories, including Mexico. ALS Chemex participates in a number of external round robin monitoring programs, including Geostats and Canmet’s Proficiency Testing Program.

     Mineral Reserves and Mineral Resources

      Mineral Reserves and Mineral Resources are estimated using the CIM Standards. See “Technical Information — CIM Standard Definitions” for CIM Standard definitions.

      There are currently no Mineral Reserves to report for the Los Filos deposit.

      The following table sets forth the estimated Measured, Indicated and Inferred Mineral Resources for the Los Filos deposit as at December 31, 2003:

Measured, Indicated and Inferred Mineral Resources(1)(2)(3)

(excluding Proven and Probable Mineral Reserves)

Category	Tonnes	Gold	Contained Gold

			(ounces)
	(million)	(grams per tonne)	(000s)
Measured	8.25	1.64	420
Indicated	30.48	1.37	1,310
Measured + Indicated	38.73	1.43	1,730
Inferred	11.57	1.4	500

(1)	The Mineral Resources for the Los Filos deposit set out in the table above have been estimated by Marek Nowak, P.Eng., of Nowak Consultants Inc. and reviewed by G.H. Giroux, P.Eng. of Giroux ConsultantsLtd. Each of Marek Nowak and G.H. Giroux are qualified persons under NI 43-101.

(2)	Cut-off grade was 0.5 grams of gold per tonne.

(3)	Mineral Resources are not known with the same degree of certainty as Proven and Probable Mineral Reserves and do not have demonstrated economic viability.

     Mineral Processing and Metallurgical Testing

      Generally, the metallurgical testwork which has been performed at the “scoping study” level of detail suggests that heap leaching of material from the Los Filos deposit is likely to provide recoveries of the order of 70% of the contained gold, while cyanidation of ore that which has been ground to fine size could increase average recovery to 90%. The testwork to date has also indicated that the majority of the gold occurs as native gold and electrum and is, therefore, free-milling and not refractory. Further testwork on fully representative samples is required in order to verify these preliminary conclusions. Following this further testwork, optimization studies need to be conducted in order to identify the optimum crush size for a heap leach operation and the optimum grinding size for a milling operation; and the resulting cost-benefit analysis, leading to the selection of the most economically favourable flowsheet.

     Environmental Considerations

      Environmental assessment and permitting documents will be prepared in accordance with Mexican and international environmental requirements. Luismin has requested proposals from international consulting firms that specialize in mining environmental management to produce the studies.

     Nukay Mines, Mexico

      The Nukay mines were acquired through the acquisition of Miranda, along with the Los Filos Project and the 21.2% interest in the El Limón joint venture with Teck Cominco Ltd. This acquisition closed on November 3, 2003.

     Property Description and Location

      The Nukay operations include the Nukay mill, the Nukay and La Aguita open pit mines and an underground mine that produces ore from two ore bodies (La Subida and Independencia). The mining operations are located in the Nukay Mining District of central Guerrero State, immediately northwest of the Los Filos Project.

      The Nukay mill is located approximately 2 kilometres from the town of Mezcala, in the municipality of Eduardo Neri, in the state of Guerrero, Mexico, approximately 230 kilometres south of Mexico City and 180 kilometres north of Acapulco. The closest cities are Iguala, located about 40 kilometres north of the plant, and Chilpancingo de los Bravos, the state capital of Guerrero, located about 40 kilometres south of the Plant.

     Accessibility, Climate, Local Resources and Physiography

      Access to the operations is through the nearby village of Mezcala. From Mexico City, Mezcala can be reached from highway 95, a major, paved route between Mexico City and Acapulco. From Mezcala, access to the Nukay mines is along 12 kilometres of winding dirt roads.

      The Nukay mines and mill are located within the Sierra Madre del Sur physiographic province of southern Mexico. The Rio Balsas is the principal river in the state, and is crossed by Highway 95 close to Mezcala.

      The average annual rainfall is 751.4 millimetres. Average monthly precipitation ranges from 140 to 160 millimeters in the wettest months of June through September. Less than 10 millimetres of precipitation per month occurs during the driest months of December through April. The area is subjected to high intensity precipitation events during the hurricane season. The average temperature in the Mezcala region is 28.9 degrees Celsius.

      The land is leased from Mezcala. No residential structures or dwellings are located near the mill. Some fields located east of the tailings facility are cultivated. Most of the mine workforce live in Mezcala and nearby villages.

      The Nukay district has a reasonably well-developed infrastructure, including hydroelectric power from the Caracol dam on the Balsas River, a network of good roads, communications facilities and regional airports. Potable water is available from local springs and wells. Process water for the Nukay plant is pumped from the nearby Rio de Balsas.

      Mezcala lies at an altitude of 500 metres within the Rio Balsas river valley. The topography is rugged and the relief reaches 2,000 metres to the west of Mezcala. Valley slopes are steep while the valley bottoms are generally farmed.

     History

      Minera Guadalupe S.A. de C.V. (“Minera Guadalupe”) purchased the Nukay gold deposit in 1938. Between 1938 and 1940 development of the underground mine occurred but no production was reported during this period. In 1946, Minera Guadalupe resumed development and commenced production after building a 100-tonne per day cyanide agitation leach plant at the village of Mazapa, some distance north of the mine site. The mining operation was closed in 1961. Production during the 15-year period is reported to be about 500,000 tonnes averaging 18 grams per tonne gold.

      In 1983 the claim block was leased to a newly-formed operating company, Minera Nukay. Open pit mining of the Nukay deposit began in January 1984 with waste removal and mining from the upper benches. The mine was developed on five-meter benches with front-end loaders and trucks.

      During 1984 and 1985 ore was processed at a government-owned flotation mill near Mezcala. In 1987 the Nukay mill, a 100-tonne per day cyanide leach Merrill-Crowe operation, was built near Mezcala. The plant was expanded to 350 tonnes per day in 1994 and was expanded again in 1997 to 400 tonnes per day. Production from the La Aguita open pit mine commenced in May 1995. Underground development of the Subida mine began in August 1995; ore production commenced in August 1996. Development of the Independencia deposit was initiated in 2001.

     Geological Setting

      The Nukay mines neighbours the Los Filos Project, and is located in the Morelos-Guerrero Basin in southern Mexico. For further details regarding the geological setting and regional geology, see “Narrative Description of the Business — Los Filos Project, Mexico — Geological Setting”.

     Exploration

      The Nukay District Property has been extensively explored since 1993.

     Drilling and Sampling

      Most of the exploration activity and expenditures on the Nukay property to date have been related to drilling. A breakdown of the drilling by zone is shown below. The total metreage includes both RC and core drilling with the bulk being RC drilling. All drilling operations are performed by outside contractors employing conventional truck-mounted rotary reverse-circulation equipment and skid-mounted diamond drills with NQ and HQ wireline equipment. Drill cuttings are collected at 1.52 metre (5 foot) intervals and split to 300 grams on the property. Splits are then shipped to either ALS Chemex in Guadalajara or San Luis Potosi for preparation and assaying. At least one split is stored on the property for future reference. Cuttings are visually logged by experienced geologists at the drillsite. Composites of drill cuttings are sometimes collected for metallurgical testing.

      Diamond drill core is also logged on-site and sections are selected for assaying based on lithology and alteration, split in half at selected intervals, bagged and shipped to the laboratory.

Summary of Drilling to December 31, 2003

			Cumulative
	No. of
Zone or Deposit	Holes	Metres	Holes	Metres

Nukay	49	7,398	49	7,398
La Aguita	55	8,051	104	15,449
La Subida	26	3,952	130	19,401
Nukay Poniente	14	1,653	144	21,054
Nukay Profundidad	1	350	145	21,404
Don Diego	10	1,718	155	23,122
Diego Sur	4	959	159	24,081
Conchita	10	2,235	169	26,316

     Assaying

      Samples of drill cuttings and drill core are prepared and assayed by standard procedures at both the Chemex facilities.

      Approximately 2.5% of the splits from the exploration core samples are routinely re-assayed to confirm initial results and, if the check assays are at variance with the original assay, a second split sample is assayed.

     Mineral Reserves and Mineral Resources

      Mineral Reserves and Mineral Resources are estimated using the CIM Standards. See “Technical Information — CIM Standard Definitions” for CIM Standard definitions.

      With the recent acquisition of the Nukay mines by Wheaton, December 31, 2003 Mineral Reserves and Mineral Resources have been calculated by subtracting 2003 production totals from the December 31, 2002 Mineral Reserve and Resource estimate, completed by David R. Budinsky, P.Geo. of Orcan Mineral Consultants.

      The following table sets forth the estimated Mineral Reserves for the Nukay mines as at December 31, 2003:

Proven and Probable Mineral Reserves(1)(2)(3)

Deposit	Category	Tonnes	Gold Grade	Contained Gold

			(grams	(ounces)
			per tonne)
Nukay	Proven	500,000	3.62	58,000
	Probable	390,000	3.65	45,000

	Total	890,000	3.63	103,000

La Aguita	Proven	250,000	3.13	25,000
	Probable	210,000	3.40	23,000

	Total	460,000	3.25	48,000

La Subida	Proven	30,000	8.45	7,000
	Probable	40,000	6.26	8,000

	Total	70,000	7.18	15,000

Independencia	Proven	100,000	6.45	20,000
	Probable	90,000	6.59	20,000

	Total	190,000	6.52	40,000

Total	Proved	880,000	3.94	111,000
	Probable	720,000	4.09	95,000

	Total	1,600,000	4.01	206,000

(1)	All Mineral Reserves have been calculated as of December 31, 2003, in accordance with the CIM Standards.

(2)	The Mineral Reserves for the Nukay mines set out in the table above have been estimated by Randy V.J. Smallwood, P.Eng. at Wheaton and David R. Budinski, P.Geo. at Orcan Mineral Consultants and updated by Randy V.J. Smallwood, P.Eng., at Wheaton each of whom are qualified persons under NI 43-101. The Mineral Reserves are classified as proven and probable, and are based on the CIM Standards.

(3)	A grade cut-off of 1.0 grams of gold per tonne was applied to the Nukay and La Aguita Mineral Reserves. A grade cut-off of 3.0 grams of gold per tonne was applied to the La Subida and Independencia Mineral Reserves. This cut-off is based on a $325 per ounce of gold valuation.

      The following table sets forth the estimated Mineral Resources for the Nukay mines as at December 31, 2003:

Indicated and Inferred Mineral Resources(1)(2)(3)(4)

(excluding Proven and Probable Mineral Reserves)

				Contained
Deposit	Category	Tonnes	Gold Grade	Gold

			(grams	(ounces)
			per tonne)
Nukay	Indicated	270,000	4.42	38,000
La Aguita	Indicated	870,000	3.65	102,000
	Inferred	200,000	3.6	20,000
La Subida	Indicated	180,000	5.36	30,000
	Inferred	200,000	5.5	30,000
Independencia	Indicated	480,000	6.28	97,000
	Inferred	200,000	5.9	40,000
Diego Sur	Indicated	160,000	7.46	38,000
West Nukay	Indicated	310,000	4.91	49,000
Deep Nukay	Inferred	100,000	10.2	30,000
North Conchita	Inferred	2,000,000	1.6	100,000
Total	Indicated	2,260,000	4.34	316,000

	Inferred	2,600,000	2.5	210,000

(1)	All Mineral Resources have been calculated as of December 31, 2003, and are the same as reported as of December 31, 2002. With no exploration activity during 2003 on these Mineral Resources, there was no new information available to update these Mineral Resources.

(2)	The Mineral Resources for the Nukay mines set out in the table above have been estimated by David R. Budinski, P.Geo. at Orcan Mineral Consultants. The entire process was reviewed by Randy V.J. Smallwood, P.Eng. of Wheaton. Both Randy V.J. Smallwood, P.Eng. and David R. Budinsky, P.Geo. are qualified persons under NI 43-101. The Mineral Resources are classified as indicated and inferred, and are based on the CIM Standards.

(3)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

(4)	Cut-off gold grades for each of the deposits in the table above are as follows: Nukay — 1.0; La Aguita — 1.0; La Subida — 3.0; Independencia — 3.0; Diego Sur — 3.0; West Nukay — 3.0; Deep Nukay — 3.0; and North Conchita — 0.75.

     Mining Operations

      Mining of the Nukay and La Aguita deposits is by conventional open-pit mining methods utilizing front-end loaders and trucks. Mine facilities include a mine office, equipment depot, compressed air and a maintenance shop. Ore from the underground mines is trammed to the surface via a 320-metre long adit and trucked to the mill or to a stockpile at the mine site.

      Mine production during 2003 was 134,299 tonnes at 3.75 grams of gold per tonne. Total gold production was during 2003 was 13,946 ounces of gold.

     Milling Operations

      The Nukay mill uses the cyanide process and Merrill Crowe precipitation. Run-of-mine ore is fed to a three-stage closed circuit crushing plant. Crushed ore is fed to two ball mills via two storage bins. Sodium cyanide solution is added to the ball mills. The milled ore is sent to a classifier where the pulp is separated from the pregnant solution. The pregnant solution is sent to filters and then to the Merrill Crowe precipitation unit. The precipitate is melted in a crucible to produce doré.

      Historically the recovery of gold at the plant has been over 90%; however, in 2000, the recovery dropped due to higher concentrations of silver in the ore from the underground mines and copper associated with the gold in the Aguita mine. Gold recoveries during 2003 averaged slightly higher than 86%.

      The tailings facility is comprised of four ring dike cells. Deposition is rotated between cells to allow tailings in the cells that have reached capacity to dry. Dried tailings are purchased by cement companies, which excavate and haul the tailings from the dry cells to local cement plants.

     Environmental Upgrades

      In July 2003 a joint environmental due diligence of the Nukay mines and mill was conducted by SRK and Luismin. A geotechnical review of the tailings facility was conducted by Knight Piesold during Wheaton’s due diligence of the Nukay mines.

      Numerous environmental concerns were identified including overtopping of the tailings cells, improper discharge of process solutions containing high copper concentrations to site soils, improper disposal of small quantities or hazardous wastes, and permit deficiencies and irregularities. The hazardous waste has since been cleaned up and sent to a permitted hazardous waste facility in Mexico. An independent environmental audit is scheduled for May 2004 to identify all permit deficiencies and an action plan will be prepared for bringing the operations into compliance.

      Short term solutions for tailings spills and process solution discharges have been implemented while long term solutions are being investigated. Short term solutions include construction of a contingency cell for tailings spills, improvements in solution pumping facilities, and ore control to reduce the concentration of copper in the ore.

Amapari Project, Brazil

     Property Description and Location

      The Amapari Project is located in Amapa State in northern Brazil, approximately 200 kilometres northwest of the state capital of Macapa (population of approximately 300,000), a port city on the north bank of the Amazon River estuary. The Amapari Project consists of an undeveloped, potential open-pit and underground operation.

      Mineral title in Brazil is controlled and guided by principles embodied in the Federal Constitution and by the Brazilian Mining Code, as amended. Constitutional Amendment Number 6 of August, 1995 removed previous restrictions on foreign ownership control of mineral resources.

      The Federal Constitution of 1988 vests ownership of the mineral resources of the country in the Brazilian Federal State. It encompasses the principle of separation of ownership of the surface rights and sub-surface mineral rights. The Mining Code covers all aspects of claiming and holding mineral rights. It is administered by the National Department of Mineral Production (“Departmento Nacional de Producao Mineral”, or DNPM).

      The Amapari Project property covers approximately 241,000 hectares comprising a series of mostly contiguous claim blocks and a Mining Concession application. Until recently, the property was vested in the name of Mineracao Itajobi Ltda. (“Itajobi”), a wholly-owned subsidiary of AngloGold South America, part of the international AngloGold/ Anglo American mining group. The claims were held by four entities, namely Mineracao Itajobi Ltda. (54,043 hectares), AngloGold Brazil Ltda. (47,769 hectares), Mineracao Dorica Ltda. (65,406 hectares), and Mineracao Serra Da Canga Ltda. (73,801 hectares), plus the Mining Concession application area in the name of Mineracao Itajobi Ltda. (3,971 hectares). The Mineracao Serra Da Canga Ltda. block is held by a joint venture owned 70% by Mineracao Morro Velho Ltda., another wholly-owned subsidiary of AngloGold South America, and 30% by a third party, Mineracao Vale

Dos Reis Ltda. None of the estimated Mineral Resources for the Amapari Project are located on the joint venture block of claims (Mineracao Serra Da Canga).

      By agreement dated May 21, 2003 all rights and responsibilities in the Amapari property held by AngloGold and its subsidiaries were transferred to Mineracao Pedra Branca do Amapari Ltda. (“MPBA”), a wholly-owned subsidiary of EBX. On January 9, 2004, 100% ownership of MPBA was acquired by Wheaton.

      Although there are various conditions and requirements attached to the holding of mineral claims at various stages, the work on the Amapari Project has progressed to the stage where mineral resources have been delineated and feasibility studies have been completed, leading to an application (by Itajobi/ AngloGold) for a Mining Concession over an area covering the mineral resources and adjacent areas necessary for a mining operation. Granting of the Mining Concession involves environmental licencing, a procedure carried out by the State Agency for the Environment. The process comprises three licencing steps: (1) Preliminary Licence (“LP”); (2) Installation (Construction) Licence (“LI”);and (3) Operational Licence (“LO”).

      The LP was issued October 23, 2002 and the LI was issued on August 29, 2003. The LI permits the immediate construction of the mine and plant site, and is the last requirement imposed by the DNPM for granting the Mining Concession. The LO can only be applied for at the end of the mine construction and is the licence that will permit production at commercial scale to commence.

      While the area covered by the Mining Concession (3,971.42 hectares) has not been legally surveyed, such concessions are defined in terms of the coordinate system in place in Brazil and are, therefore, fixed geographically.

      Surface rights covering the Mining Concession are held by the federal government of Brazil. The administration of the Mining Concession area, was previously transferred within the Federal Government administration to INCRA (Instituto Nacional de Reforma Agraria) — the National Institute for Colonization and Agrarian Reform, for the purposes of being included in the National Agrarian Reform Program. As the result of applications from Itajobi and MPBA, INCRA’s regional office (Amapa) issued on August 22, 2003 a final report confirming that the area, in fact, is not suitable for agriculture, and should likewise be excluded from the National Agrarian Reform Program. The matter has been submitted to the INCRA central administration office in Brasilia and, as soon as the report is confirmed, the area will be transferred back to the SPU (Secretaria do Patrimonio da Uniao) — Federal Real Estate Office. The use of the area covering the Mining Concession, then, should be secured by application to the SPU under the appropriate Occupation Licence. The Occupation Licence should be granted as a matter of course and Wheaton believes there are no grounds for opposition.

     Accessibility, Climate, Local Resources, Infrastructure and Physiography

      Macapa is served by scheduled airline service, mainly via the city of Belem in Para State. From Macapa, about 100 kilometres of paved road, followed by a similar length of unpaved road, runs to the town of Pedra Branca do Amapari (population 4,000), 180 kilometres from Macapa, and to Serra do Navio (population 3,300), about 15 kilometres from the project site. Serra do Navio is, essentially, a mining town established in the 1950s when manganese mining commenced nearby. A heavy duty railway was built to connect the area with the port of Porto Santana, near Macapa. Although the manganese operation was shut down in 1998, the railway continues to operate on a low-key basis. The local towns have been well maintained and much of the mining work force has remained. Electrical power is supplied by the federal government-owned public utility Eletronorte.

      The project site is one of gentle hilly relief, between 200 and 300 metres above sea level. The project is just north of the equator and the climate is tropical, that is, warm and humid. The rainy season is year-round, with about 75% falling in the first six months of the year. Annual rainfall averages 2,350 millimetres. Average annual temperature is 30 degrees Celsius. Except in areas of human habitation, the ground is covered by dense tropical forest.

      The area of the Mining Concession applied for is sufficient for the open-pit and underground operations designed on the known mineral resources, including areas for heap leach pads and waste rock disposal.

     History

      Manganese was discovered in the region shortly after the second world war and this led to the establishment of a major mining operation at Serra do Navio in the 1950s by Industria e Comerciode Minerios S/A (ICOMI) and Bethlehem Steel.

      Exploration in the project area was carried out jointly by Anglo American and ICOMI in the 1970s, resulting in the location of base metal and gold geochemical soil anomalies and the finding of garimpeiro alluvial gold workings. Exploration ceased in 1978 with the departure of ICOMI from the joint venture.

      A re-evaluation of the early data in 1992, plus further activities of garimpeiros, led to Anglo American applying for and obtaining claims from DNPM over the area of interest. Field work, based on a model of gold mineralization associated with iron formation, was restarted in 1994. This resulted in the discovery of the mineralized shear zone and the subsequent intensive exploration work which led to the estimation of mineral resources in 1996, subsequently revised in 1998. After the formation of, and transfer of Anglo American’s rights to, AngloGold in 1998, further work, particularly an infill drilling campaign in 1999, resulted in the mineral resources being updated in 2001. A feasibility study by AngloGold on the oxide resources was completed in October 2002.

      The property was acquired by EBX in May 2003 (together with senior AngloGold staff employed on the project). EBX carried out a feasibility study based on the AngloGold feasibility study for the oxide mineral resources and produced a pre-feasibility study for the mining of the sulphide mineral resources.

     Geological Setting

      The Amapari Project area is located within the Guyana Craton in what has been described as the Maroni-Itacaiunas Mobile Belt, a tectonic unit running from Venezuela through the Guyanas into Amapa and Para States.

      The western part of the project area (about 25% of the property) is underlain by basement gneiss. The balance of the property area is underlain by ortho-amphibolite and meta-sedimentary rocks of the Vila Nova Group. The metasediments are similar to what has been named the Serra do Navio Formation in the nearby manganese mining area. These units are intruded by granitic pegmatites, diabase dykes and gabbro.

      The gold mineralization is associated with iron and carbonate-rich units of the chemical sedimentary unit known as the William Formation. This unit is comprised of a basal calc-magnesian domain made up of carbonate schist and calc-silicates, and an iron domain of banded iron formations (“BIF”). The chemical sedimentary unit is overlain by amphibole and quartz-amphibole schist that, in turn, grade into mica schist and muscovite quartzite. A north-south shear zone appears to have acted as a conduit for gold-bearing hydrothermal fluids resulting in gold mineralization to various degrees in all the reactive rocks, particularly the BIF.

     Exploration

      Initial exploration activities in the 1970s produced strong lead-zinc soil geochemical anomalies in the Amapari area where a BIF outcrop was found in the vicinity of garimpeiro workings. Exploration work was suspended in 1978, recommenced in 1994 and was discontinued in 2001. This exploration effort comprised broad-scale investigations such as geological mapping, geochemical and geophysical surveys, leading to the discovery of the mineralized shear zone in 1994. This was followed by intensive investigation of the mineralized zone, consisting primarily of RC drilling, auger drilling and diamond drilling.

      The Amapari Project comprises almost a quarter million hectares around the known mineral resources and mineral reserves. Much of this area, extensively covered by heavy tropical vegetation, remains essentially unexplored in any detail. Wheaton has planned an aggressive campaign to expand mineral resources and has identified exploration targets it believes will extend the mine life.

     Deposit Geology and Mineralization

      Mineralized zones found indicate high-temperature hydrothermal activity with skarn-type characteristics. Such mineralization has been found, to various degrees, in all of the reactive rocks in the area, particularly the BIF. Designating some of the mineralization as skarn, at least in part, is based on the textures and the presence of mineral assemblages such as garnet, diopside-hedenbergite, actinolite, epidote, hornblende, vesuvianite and apatite with indications of a temperature of formation above 474 degrees Celsius, plus the presence of minor copper-lead-zinc.

      Gold and other metals were carried by metasomatic fluids through channels resulting from shearing and faulting. The presence of pegmatites indicates a possible granitic intrusion at depth as the source of the mineralizing fluids.

      Deep tropical weathering and oxidation produced near-surface saprolitic mineral deposits overlying the primary sulphide mineralization.

      The locus for the mineralization on the property comprising the Amapari Project is a north-south shear zone exhibiting intense hydrothermal alteration, particularly silicification and sulphidation, bearing auriferous pyrrhotite and pyrite. The alteration is most intense in BIF, followed by amphibolite, carbonate schist and calc-silicate rocks. The presence of superimposed foliation, brecciation and silicification indicates some remobilization of the auriferous mineralization.

      The mineralization occurs in a series of deposits over a 7 kilometre strike length of the shear zone along a north-south line of topographic ridges. These deposits have been named Urucum in the northern part of the zone and Tapereba in the southern part. Higher grades are associated with the more intensely hydrothermally-altered rocks. The mineralization may be classified as primary sulphide mineralization and oxide mineralization derived from the primary sulphides.

     Sulphide Mineralization

      The primary mineralization consists of a series of sulphide-bearing lenses striking north-south to north-northwest-south-southeast, dipping 75 to 90° East, and plunging N10° West, at about 18° at the northern (Urucum) end of the mineralized zone and increasing to 27° at the southern (Tapereba) end. Individual lenses achieve a thickness of several metres. Sulphide content is generally in the range of 5% to 10%. Pyrrhotite and pyrite are the predominant sulphide minerals, pyrrhotite being more prevalent in the Urucum area with pyrite increasing southwards toward Tapereba. Sulphides present in lesser amounts include chalcopyrite, sphalerite, galena, arsenopyrite and marcasite. Sulphides are found also as disseminations and fracture fillings on the margins of the mineralized bodies.

      Gold occurs primarily with the phyrrhotite (Urucum) and the pyrite (Tapereba). Studies show that the gold occurs as free gold, that is, not tied into the crystal lattice of the sulphide minerals (and, hence, easily liberated during processing).

      In the northern Urucum end, the exploration work has outlined two parallel deposits separated by 20 metres to 30 metres. One deposit, consisting of four individual lenses, is located in BIF, while the second deposit, comprising three closely spaced shoots, is hosted by amphibolite and calc-silicate rocks. In the Tapereba zone, two clusters of lenses, separated by 1,350 metres, have been outlined in amphibolite/ calc-silicates.

     Oxide Mineralization

      Intense tropical weathering, reaching down 100 metres to 130 metres, has caused the formation of saprolite, that is, the in situ oxidation of the primary sulphide mineralization. The saprolite consists mainly of iron oxides and hydroxides, clay and silica. These saprolite bodies follow the strike, dip and plunge of the massive sulphides. As well, extensive blankets of gold-bearing colluvium, up to 10 metres thick and made up of laterite/ saprolite fragments in a ferruginous clay-sand mix, overly the saprolite. Together, gold-bearing saprolite and colluvium are referred to as “oxide mineralization”.

     Drilling

      Drilling on the project was carried out in two major campaigns, an initial campaign between 1995 and 1998 and a subsequent in-fill drilling campaign in 1999.

      The initial drilling program comprised RC, diamond drilling and auger drilling. The majority of the drilling of the oxide mineralization was by means of RC, while a program of auger drilling was carried out in an investigation of the mineralized colluvium. A diamond drilling program investigated the primary sulphide mineralization, as well as the overlying oxide mineralization. The initial drilling program (1995-98) was done by contractors, SETA Servicos Tecnicos Minerais Ltda, GeoService Ltda and Servsonda Ltda. The later in-fill drilling campaign (1999) was carried out by Diana Drill Ltda.

      RC drill holes were laid out on sections 100 metres apart across geochemically anomalous zones, with holes drilled at 40 metres intervals along these sections. Subsequently, an in-fill RC drill program was completed to produce an overall section line spacing of 50 metres. Samples were taken every metre. With the mineralized zones typically dipping about 60 degrees East, and the holes angled at 60 degrees West, the true thickness of a one-metre sample is about 85 centimetres. For more steeply angled holes, the true thickness would be proportionately less. A total of 38,199 metres of RC drilling was completed in 659 holes.

      The objective of the diamond drilling program was to investigate both the saprolite mineralization and the sulphide mineralization below it. However, the hole locations were laid out such that the program also served as an in-fill drilling program for the oxide mineralization defined by the RC drilling pattern. In general, the diamond drill sections were spaced 100 metres apart. Diamond drilling was also used to check the accuracy of RC holes, as twin holes. A total of 63,553 metres of diamond drilling was completed in 377 holes.

      The auger drilling program was carried out primarily to investigate the mineralized colluvium immediately above and adjacent to the sub-outcrops of the mineralized shoots and to cover all areas with gold-in-soil geochemical values greater than 100 parts per billion. Holes were vertical and usually less than 10 metres deep. Samples were taken for every 1 metre of penetration. The auger grid spacing was 50 metres by 40 metres. A total of 7,533 metres of auger drilling was completed in 887 holes.

     Sampling and Analysis

      Sampling at the Amapari Project advanced from early regional exploration activities which led to the identification of mineralization, through RC, auger and diamond drilling on which the mineral resource estimation is based, to sampling for pilot plant metallurgical testing for determining processing parameters to be considered in a feasibility study. Geochemical sampling, RC drilling sampling, diamond drilling core sampling, auger drilling sampling and channel sampling were completed on the Amapari Project in accordance with standard industry practice.

      All regular samples from the project during the initial exploration and drilling campaign (1995-98) were sent to the NOMOS Laboratory in Rio de Janeiro or to the MMV Laboratory in Nova Lima for analysis. Soil samples were dried and screened to minus 80 mesh for analysis. Other samples were crushed and ground and homogenized to appropriate standards in preparation for assaying. NOMOS, a Brazilian laboratory utilized by numerous mining companies, is certified by the Conselho Regional de Quimica do

Rio de Janeiro. MMV Laboratory is a division of Anglo American’s “Mineracao Morro Velho” gold mine, specialized in gold analysis in ore and exploration sampling.

      For the second, or in-fill, drilling campaign in 1999, all samples were analysed at Lakefield Geosol Ltda. (part of the international SGS Lakefield Research group) in Belo Horizonte, Minas Gerais province. Lakefield Geosol is an ISO9002 certified facility, specializing in the minerals industry.

      Other than for geochemical samples, all gold determinations were carried out by standard fire assay procedures. A 50 gram fraction of sample was mixed with flux and smelted at 1,200 degrees Celsius, with the gold collected by lead oxide. The prill obtained was dissolved in aqua regia with the gold content being determined by atomic absorption. This analytical procedure had a detection limit of 10 parts of gold per billion for rock and core and 1 part of gold per billion for soils.

      For base metal determinations, a 2 gram sample was digested in hot aqua regia, neutralized with 40 millimetres of ammonium acetate, and analyzed for copper, zinc, lead, nickel, cobalt and chromium by atomic absorption. Arsenic was determined colorimetrically. Detection limits for the procedure were 1 part per million, except for chromium which was 10 parts per million and arsenic which was 5 parts per million.

     Quality Control and Data Verification

      At the NOMOS laboratory, internal quality control was carried out by means of standards and blanks. To each batch of 45 samples, two artificial standards, one sample standard and two blank samples (one made up of reagents, one quartz) were added, bringing each batch to 50 analyses. By this means, the accuracy of the analytical procedures were determined by the standard samples; the reagent blank measures any reagent contamination and the quartz blank determines the extent, if any, of contamination during the sample preparation process. At least 30% of the samples of varying grades in each group were subjected to repeat analysis.

      In 1995-98, during the initial drilling campaign, the Amapari Project operators included blind duplicate samples as an independent external check on the NOMOS laboratory. In every batch of 30 RC samples, one was repeated. The results of the duplicate assays on the pairs of samples agreed satisfactorily to Micon.

      Also during this period, duplicate samples were sent to both NOMOS and to Mineração Morro Velho (“MMV”), Anglo American’s operating mining company in Brazil. The results showed agreement between the two laboratories.

      For the in-fill drilling program of 1999, AngloGold used Lakefield Geosol in Belo Horizonte, Brazil for sample analysis. As part of its quality control program, AngloGold, in 1999-2000, carried out an inter-laboratory test comprising a series of standards and 16 Amapari Project samples sent to eight different laboratories. The results showed that the Lakefield Geosol results were acceptable. However, the results also showed that the NOMOS and MMV laboratories, used as the prime laboratory and the check laboratory, respectively, during the earlier drilling campaign, were biased high. As a check on the earlier results, AngloGold submitted 592 of the old samples to Lakefield Geosol for analysis.

      The results confirmed that a high bias existed in the original NOMOS and MMV assay data. An analysis of the results showed that the bias was irrespective as to sample type, that is, RC, diamond core, auger or channel. However, the overall bias was strongly influenced by a few obviously erratic results (wrong sample picked up, incorrect labelling, etc.). After removal of these erratic samples, it was established that the NOMOS and MMV bias was restricted to higher grade samples, that is, above 10 grams of gold per tonne. Accordingly, a corrective formula was devised to apply to the old NOMOS and MMV data. This resulted in a very small decrease in the grade of the oxide composites.

      The Lakefield Geosol data used in the NOMOS and MMV tests were subjected to outside testing by sending 58 of the 592 samples to ALS Chemex S.A. for re-assay in 2001 which confirmed the Lakefield results.

      For sulphide mineralization, there was agreement between the results obtained by NOMOS and MMV, but, as far as Micon can determine, these results were not subjected to the outside laboratory testing described above for the oxide mineralization. However, Micon is of the opinion that there is a high degree of confidence to the results because MMV is an operating company well-experienced in the assaying of sulphide gold ores.

     Mineral Reserves and Mineral Resources

      Mineral Reserves and Mineral Resources are estimated using the JORC Code. See “Technical Information — JORC Code Definitions” for JORC Code definitions.

      Because of their distinct characteristics resulting in two very different mining and recovery processes and different economic parameters, the mineral resources and mineral reserves are divided into two categories, namely “oxide” (saprolite plus colluvium) and “sulphide”.

      All Mineral Resources and Mineral Reserves are located in the concession block for which a mining concession has been applied for by MPBA.

     Oxide Mineral Resources and Mineral Reserves

          Oxide Mineral Resources

      For Mineral Resource determination, with the objective of potential open-pit extraction, the mineralized bodies were grouped into three main deposits: Tapereba ABC, Tapereba D and Urucum.

      The following tables set forth the estimated oxide Mineral Resources for the Amapari Project as at January 9, 2004:

Oxide Measured, Indicated and Inferred Mineral Resources(1)(2)(3)

(including Oxide Proven and Probable Mineral Reserves)

				Contained
Deposit	Category	Tonnes	Gold Grade	Gold

			(grams	(ounces)
		(000s)	per tonne)
Tapereba ABC (Colluvium)	Measured	3,320	1.40	150,000
	Indicated	2,340	0.84	63,000
	Measured + Indicated	5,660	1.17	213,000
	Inferred	150	0.4	2,000
Tapereba D (Colluvium)	Measured	70	1.43	3,000
	Indicated	270	1.15	10,000
	Measured + Indicated	340	1.21	13,000
	Inferred	150	1.1	5,000
Urucum (Colluvium)	Measured	770	1.16	29,000
	Indicated	2,080	1.00	67,000
	Measured + Indicated	2,850	1.04	96,000
	Inferred	—	0.9	—
Tapereba ABC (Saprolite)	Measured	1,000	2.66	86,000
	Indicated	4,680	2.27	342,000
	Measured + Indicated	5,680	2.34	427,000
	Inferred	2,840	2.6	235,000
Tapereba D (Saprolite)	Measured	60	4.09	8,000
	Indicated	420	2.83	38,000
	Measured + Indicated	480	2.99	47,000
	Inferred	30	2.7	3,000
Urucum (Saprolite)	Measured	160	2.28	12,000
	Indicated	1,250	1.99	80,000
	Measured + Indicated	1,410	2.02	92,000
	Inferred	810	1.8	48,000
Total	Measured	5,390	1.66	287,000
	Indicated	11,050	1.69	600,000

	Measured + Indicated	16,440	1.68	888,000

	Inferred	4,030	2.2	292,000

(1)	The oxide Mineral Resources reviewed by Micon were estimated in-house by the Technical Services Department of AngloGold South America in 2001. Previous Mineral Resource estimations were carried out by Minorco (a predecessor of AngloGold) in 1996, revised in 1998, and by AngloGold in 1999 (prior to the 1999 drilling campaign). Mineral Resources are classified according to JORC Code, which in the opinion of Micon, is in all material respects equivalent to the resource classifications defined in the CIM Standards.

(2)	As the mineralization crosses lithological boundaries, the Mineral Resources could not be demarcated by rock type, so a gold cut-off value was used to define the deposits. Mineral Resource estimation was carried out by means of ordinary kriging using separate parameters for the three deposits, Tapereba

ABC, Tapereba D and Urucum. For saprolite mineralization, the cut-off grade was 0.4 grams of gold per tonne; for colluvium the cut-off grade was 0.25 grams of gold per tonne.

(3)	Derived numbers may not compute exactly due to rounding. Oxide Mineral Reserves The oxide Mineral Reserves reviewed by Micon formed the basis for an in-house feasibility study by AngloGold, dated October, 2002, based on a series of open-pits and heap leach processing. All technical parameters and cost data used in the estimation of Mineral Reserves were derived by AngloGold. The pit optimization and design were not changed in the revised feasibility study.

          Oxide Mineral Reserves

      The oxide Mineral Resources reviewed by Micon formed the basis for an in-house feasibility study by AngloGold, dated October 2002, based on a series of open-pits and heap leach processing. All technical parameters and cost data used in the estimation of Mineral Reserves were derived by AngloGold. The pit optimization and design were not changed in the revised feasibility study.

      The following table sets forth the estimated oxide Mineral Reserves for the Amapari Project as at January 9, 2004:

Oxide Mineral Reserves(1)(2)(3)

		Gold	Contained
Category	Tonnes	Grade	Gold

		(grams	(ounces)
	(000s)	per tonne)
Proven	3,350	2.15	231,000
Probable	6,470	2.12	443,000

Total	9,840	2.13	674,000

(1)	Based on a gold price of $325 per ounce.

(2)	Mineral Reserves are categorized according to JORC Code which in the opinion of Micon, is in all material respects, equivalent to the reserve categories defined by the CIM Standards.

(3)	Mineral Reserves were calculated after allowing for 0.5 metres of lateral dilution for saprolite and 0.3 metres at vertical dilution for colluvium.

     Sulphide Mineral Resources and Mineral Reserves

      The sulphide Mineral Reserves and Mineral Resources encompass the mineralized material identified below the zone of oxidized mineralization.

      Based on an initial assessment of the data, it was concluded that the Urucum area contained mineral resources that, in part, satisfied the criteria for indicated mineral resources and, in part, inferred mineral resources, while the density of data in the Tapereba area could only support the estimation of inferred resources.

Urucum: The Urucum area hosts two well-defined, parallel, steeply-dipping tabular sulphide deposits, generally separated by 25 metres to 30 metres, named Urucum 1 and 2, plus at least one other lesser shoot. Of the 160 composited intercepts that define the mineralization, 86 (64 diamond drill, 22 RC) meet the minimum cut-off criteria previously established (3 grams of gold per tonne, 2 metre-thickness). Geological interpretation shows that 81 intercepts are in Urucum 1 and 2 and five intercepts represent an ill-defined third parallel body not considered for resource estimation at this stage. Based on the geologist’s judgement, the deposit outlines included a few points not meeting the grade/ thickness cut-off criteria in order to dampen the excessive effect of nearby high grades. Using the composited data, each of the two deposits were outlined on a vertically-projected strike section.

      The sulphide mineral reserves extend from 5 metres beneath the oxidized mineralization level to the minus 200 metres level. This involves a vertical panel of some 360 metres. A “crown pillar” will be left between the overlying weathered rocks and the mineable sulphide ore below. This “crown pillar” is estimated to contain some 111,000 tonnes of the mineral resources. For the remaining material, a mining recovery factor of 90% was applied, to account for additional pillars (vertical and horizontal), plus operational ore loss, compromising further 478,000 tonnes of Indicated Mineral Resources.

Tapereba: For the sulphide mineralization underlying the Tapereba ABC oxide resources, 14 composited intercepts meeting the cut-off criteria were derived from 110 samples averaging 6.03 grams of gold per tonne. Since only Inferred Mineral Resources could be estimated from the data, the precision required was less than for Urucum, and the 2D modeling approach was not used. Instead, the deposit defined by the 14 intercepts was wireframed and a block model was constructed, using blocks of 20 metres along strike (north-south direction) and 20 metres on vertical. The dimension across strike, equivalent to horizontal thickness, is defined by the wireframe, defining the tonnage of the orebodies after multiplying the volume of the block model by the density estimated for the area. For the variogram model, the Urucum model was adopted. Ordinary kriging was used to estimate grade.

          Sulphide Mineral Resources

      The following table sets forth the estimated sulphide Mineral Resources for the Amapari Project as at January 9, 2004:

Sulphide Mineral Resources(1)(2)

(including Sulphide Mineral Reserves)

				Contained
Deposit	Category	Tonnes	Gold Grade	Gold

			(grams	(ounces)
		(000s)	per tonne)
Urucum 1	Indicated	3,750	5.2	622,000
	Inferred	1,590	6.2	317,000
Urucum 2	Indicated	1,150	4.8	179,000
	Inferred	660	7.4	157,000
Tapereba ABC(3)	Indicated	—	—	—
	Inferred	1,170	5.9	222,000
Total	Indicated	4,900	5.1	801,000

	Inferred	3,420	6.3	696,000

(1)	Based on a cut-off grade of 3 grams of gold per tonne.

(2)	Mineral Resources were classified in accordance with the JORC Code, which in the opinion of Micon is in all material respects equivalent to the resource classification defined by the CIM Standards.

(3)	Tapereba ABC includes Tapereba AB1, Tapereba AB2, Taperaba AB3, Tapereba C1 and Tapereba C2.

          Sulphide Mineral Reserves

      The following table sets forth the estimated sulphide Mineral Reserves for the Amapari Project as at January 9, 2004:

Sulphide Probable Mineral Reserves(1)(2)(3)(4)

			Contained
Deposit	Tonnes	Gold Grade	Gold

		(grams	(ounces)
	(000s)	per tonne)
Urucum 1	3,800	4.58	560,000
Urucum 2	1,140	4.29	158,000

Total	4,940	4.51	718,000

(1)	Mineral Reserves are categorized in accordance with the JORC Code, which in the opinion of Micon is in all material respects equivalent to the mineral reserve categories defined by the CIM Standards.

(2)	To convert the resource grade to reserve grade, a dilution factor of 15%, at a grade of 0.60 grams of gold per tonne, was applied.

(3)	To convert resource tonnes to reserve tonnes, after the addition of 15% dilution and loss of the “crown pillars”, a mine recovery factor of 90% was applied.

(4)	Based on a gold price of $325 per ounce.

     Mining Operations

      Given the near surface location of the major zones of oxidized mineralization and the local topography, it was decided that initial development of the mineral resource would be by open-pit methods. The exploitation of the oxide mineral resources by open-pit mining and heap leaching of agglomerated crushed ore was evaluated in a July 2003 feasibility study. This study utilizes and updates an earlier feasibility study prepared by AngloGold. An extension to this feasibility study, in the form of a pre-feasibility study for an underground mine to exploit the underlying sulphide resource when the oxide resources are depleted, has also been prepared. Wheaton intends to carry out a detailed feasibility study after further drilling has been carried out and the geological and metallurgical aspects of the sulphide zones are better understood.

      It may be possible to accelerate the development and production phases of the sulphide mineral reserve from those shown in the pre-feasibility study, to increase total annual gold production in the later phases of the Amapari Project, however, there is no assurance that this will occur.

      The combined open-pit and underground operations, recovering oxide and sulphide mineral resources is expected to result in the output of almost 1.5 million ounces of gold over a period of 11 years, with a peak annual production of 188,000 ounces and a sustained output of approximately 135,000 ounces per year during the later years of pit production and during the subsequent period of underground operations. Production from the open-pit is scheduled to commence by the end of 2005, with subsequent output from the underground operations commencing in 2012. Pit optimization will be carried out during 2004.

     Proposed Open-Pit Operations

      Using the resource block model, the pit slope recommendations, and the expected operating costs based on the mining and milling methods selected, an open-pit mining plan was designed and the mineral reserve was determined. The method followed the conventional approach using a Whittle4X shell based on a 0.7 grams of gold per tonne cut-off grade at a gold price of $325 per ounce, followed by optimization and final mine design incorporating ramps and benches. The final pit was optimized using only measured and indicated mineral resources in the oxide mineralization.

     Proposed Underground Operations

      The sulphide mineral resources are present in three zones. Wheaton plans to access these zones via declines from surface. The declines will traverse some 90 metres to 120 metres of weak saprolite before encountering competent hard rock. In the saprolite, 5.5 metre 2/3 5.5 metre openings, with reinforcement of steel ribs and wire mesh and shotcrete, will be utilized. In the lower, hard rock, 5 metre 2/3 5 metre declines are planned to be driven with only local support on an as-required basis.

      Wheaton currently expects that access to the orebody will be via sub-levels, at 20 metre vertical intervals, from the main ramps in the footwall of the orebody. Ventilation and services are planned via excavations in the hangingwall of the orebody, which Wheaton plans to connect to the main ramp at each sub-level.

      Wheaton intends to use mobile electrical substations that will be moved as the mine deepens. The objective is to concentrate the production in a few producing stopes simultaneously, thus reducing the requirement of equipment and manpower.

     Milling Operations and Recoverability

     Heap Leach of Oxide Mineralization

      The results of testwork confirmed that conventional heap leaching would provide an economical recovery level on the oxidized mineralization. Tests have indicated that gold recovery approaching 95% could be achieved under test conditions in a 50-day leach period. On this basis, it is anticipated that a 90% gold recovery under normal operating conditions under a 70-day leach cycle is achievable. However, as the percentage of saprolite in the plant feed increases in the latter phases of the mining of the oxide mineralization, it may result in a slower rate of gold recovery from the heaps.

      Heaps are planned at single lifts, each 6 metres high, placed with conventional conveyors and stackers. The ore will be crushed in a two-stage process to minus 40 millimetres before dosing and agglomeration. A typical heap cycle is expected to be 126 days including 70 days leaching, 20 days neutralization, 10 days washing, 10 days drainage and the rest for heap construction and removal to waste. Cyanide consumption is estimated at 0.5 kilograms per tonne. It is planned that there will be a total of 18 pads each with a nominal capacity of 60,000 tonnes. The pregnant solution will then follow the conventional route of adsorption, desorption, and electrowinning.

     Processing of Sulphide Mineralization

      The metallurgical design for the sulphide mineralization was carried out by Natrontec Ltda., an experienced Brazilian process design and engineering company, based on a limited amount of testwork. In 1995, Minorco carried out three conventional cyanide bottle roll leaching tests, at the Nova Lima Anglo Research Laboratory, on sulphide ore from the Amapari Project. The gold recovery averaged 92.79%, using 0.62 kilograms per tonne of cyanide with a residence time of 14 hours. The average grade was 6.15 grams of gold per tonne.

      In June 2003, EBX carried out, under Natrontec supervision, five additional leaching tests at the NOMOS laboratory in Brazil, using 30 kilograms of sulphide ore obtained from seven mineralized intercepts in diamond drill holes. The average gold recovery was 96.17% using 0.7 kilograms per tonne of cyanide, with a residence time of 7 hours. The average head grade was 4.23 g/t Au. The samples used for the metallurgical testwork were selected from widely spaced locations across the sulphide ore zones.

      From the 86 drilling intervals used in the sulphide mineral resource evaluation, a sample of 7 intervals (8%) was chosen for metallurgical tests. The intervals chosen are representative of the deposit, although the indicated mineral resources are better represented than the inferred mineral resources. Given the limited sample size, a degree of risk exists in the estimates of recovery and flowsheet design. However, since a CIL circuit is proposed, this risk is not considered excessive for this stage of pre-feasibility study. Further testwork is planned for a final feasibility study.

      In June 2003, EBX also carried out two work index tests at the Centro de Tecnologia Mineral-CETEM (a Brazilian Mineral Research Institute). The results of these tests showed an average work index of 12.8 kilowatt hours per tonne.

      Since limited information is available regarding the mineralogical characterization of the sulphide ore, certain assumptions have been made to define the probable distribution of minerals in the mill feed. The chemical analysis of the sulphide ore and the mineralogical characterization of the oxide ore, both obtained from the Minorco testwork, were used. The proportion of stable minerals, such as hematite and magnetite, was maintained, and the proportion of carbonate and sulphide were slightly increased, based on the proportions of these minerals as described in the geological logs. In order to confirm these estimates, a petrology expert has been retained to carry out thin sections studies. The results of this study are pending.

      The main premise of the plant design for the sulphide ore project based on these tests results, is utilization of some of the heap leach process facilities that will be installed for treatment of the oxide ore at the Amapari Project. The plant is designed to process one million tonnes per year of sulphide ore, grading 4.51 grams of gold per tonne, with a recovery of 94%, producing on average 4.2 tonnes of gold (135,000 ounces per year).

      It is assumed that a conventional treatment route will be adopted, comprising primary, secondary and tertiary crushing, grinding via a ball mill, followed by CIL leaching. The milling and classification circuit and CIL leach train will be located adjacent to the future heap leach carbon regeneration, elution and electro-winning facilities of the planned open-pit mine.

      The tailings will initially be deposited in the exhausted open-pits 1 and 2 of the Tapereba D orebody, which are located at less than 800 metres to the east of the plant. These sites are expected to provide a volume of 1.2 million m3 for storage of tailings, also contributing to the topographic restoration of the area. Assuming a density of 1.5 t/m3 for the material, it may be possible to deposit 1.8 million t of material in these sites. The remaining material, around 3.2 million tonnes, are expected to be deposited in a valley, some 500 metres to the south of the metallurgical plant. Both areas will be prepared with leak detection systems and waterproofed with PVC lining. At the outflow point of the dams, the water chemistry will be monitored to avoid release of contaminants to the environment.

     Markets and Contracts

      The product transported from the Amapari site will be gold doré bars to be refined by third party refiners. Gold bullion will be sold on international markets.

     Environmental and Permitting Considerations

      Brazil has a well established series of procedures in federal, state and local laws and regulations governing environmental and permitting matters. Since the Amapari Project is situated within the Amazon Region, these procedures are generally stronger and more thoroughly scrutinized.

      AngloGold previously made substantial progress towards obtaining all required approvals for the commencement of mining at the Amapari Project. AngloGold and its consultants completed a significant number of environmental studies on the Amapari Project, although most of these studies addressed the environmental considerations associated with the open-pit mining of oxide ore. Studies associated with the underground mining of sulphide ore are less advanced, however Wheaton anticipates that it will be able to complete required studies before underground operating permits are required.

      Comprehensive environmental studies and management plans, including an Environmental Impact Assessment, an Environmental Monitoring Plan, and a Rehabilitation Plan were carried out by AngloGold, and submitted to the State Secretariat for the Environment as part of the licensing process.

      The aim of the environmental management plans is to meet all legislative requirements, minimize any possible environmental impacts and rehabilitate disturbance areas. The environmental management plans include monitoring and implementation of necessary remedial measures in relation to surface water, mine, plant and workshop effluents, air quality and gaseous emissions, noise and vibrations, plus licensing, rehabilitation of degraded areas, storage of residues, sanitation, internal and external auditing, and monitoring and control of impacts in areas adjacent to the project area.

      Enesar, an internationally recognized consulting firm, conducted an independent environmental assessment of the project in January 2004. Key recommendations include comprehensive geochemical characterization of construction materials and mine and beneficiation wastes, improvements in stormwater management and planning, and improvements in environmental monitoring and management procedures. Environmental Geochemistry International (EGi) has been retained to carry out the geochemical characterization studies.

      The key environmental impacts of the sulphide mining operation relate to the tailings dam and waste dumps. The tailings dam will be designed with a substantial freeboard to reduce the possibility of unplanned overflow of cyanide-bearing solution. Solution will be routinely recycled to the plant, but provision has been made for the incorporation of cyanide destruction facilities in the event that release of excess solution becomes necessary. The dam will be lined with an impermeable PVC liner, and monitoring bores will be installed around the dam.

     Capital Cost Estimates

      Capital cost estimates have been prepared for the establishment of open-pit and heap leaching facilities for the exploitation of the near surface oxide mineral resources, and for the underground mining and CIL processing of the underlying sulphide mineral resources. Allowances are included for infrastructure and engineering, procurement and construction and owner’s project management costs. On-going replacement and development costs also are included. Total capital costs, including closure costs, for the open-pit mines and heap leach processing are estimated to be $65.5 million. Total capital costs, including closure costs, for the underground mine and CIL processing facility are estimated to be $75.7 million over the life of the mine.

     Taxes

     Corporate Income Tax

      Corporations in Brazil are generally subject to income tax at a rate of 25% plus a social contribution tax of 9% of accounting income for a theoretical composite tax rate of 34%. These tax rates are subject to change by the Brazilian legislature. Tax holidays exist to encourage the development of certain regions of the country.

      The State of Amapa is in a Brazilian income tax incentive zone where new projects can apply for a tax holiday in respect of corporate income tax. Accordingly, Wheaton qualifies to receive a 75% tax reduction for a maximum of 10 years on the 25% income tax normally payable on income and non-refundable additives assessed upon profits generated by the Amapari Project. As a result of this tax reduction, the tax rate used in the Amapari Project cash flow model is 6.25% for the years 2004 to 2013, and 25% (full tax) thereafter. In addition to this incentive, other law is in place to encourage re-investment in the region. This permits the recovery of 30% of the income tax payable for use of expansion or extension of existing projects.

      The gold from the Amapari Project will be sold to external market as a commodity. A tax on financial transactions would only be applicable if the gold is traded as a financial asset.

      As an exporter of gold, the Amapari Project will be exempt from revenue taxes and trade taxes on sales.

     State Royalty

      The Amapari Project is subject to a state royalty of 1% of gross revenue, 65% to be paid to the municipality of Pedra Branca do Amapari, 23% to the State Government and 12% to the Federal Government.

     Production Estimates

      Metal recoveries are estimated dependent on ore type processed, oxide or sulphide, with an average value for recovery over the life of the mine of 91.8% of in situ gold.

      The proposed facilities at Amapari, for a base case scenario, will produce almost 1.5 million ounces of gold over a period of approximately 11 years, with a maximum annual output of approximately 188,000 ounces, in the second year and an average production of approximately 135,000 ounces per year for the last six years.

     Mine Life and Payback

      Utilizing the base case projection, operations at the Amapari Project would commence in 2005 and continue for 11 years until 2015. In the optimistic case, the operations would continue for 14 years, until 2018, although no assurance can be given that production would extend to such time. Payback for the base case is two years.

      Advanced exploration opportunities exist at the Amapari Project which, Wheaton believes, have the potential to significantly extend the life of the operations.

Other Projects

     El Limón Gold Deposits, Mexico

      Wheaton holds a 21.2% interest in the El Limón gold deposits (of which 14% is a carried interest) with Teck Cominco owning the remaining 78.8%. Wheaton’s interest in El Limón was acquired through the acquisition of Miranda in November 2003. The El Limón project consists of a series of skarn related gold deposits located 15 kilometres north-west of the Los Filos Project.

      To date, the gold deposits in the El Limón area have not been densely drilled and only two deposits have enough data to qualify as a resource. Teck Cominco prepared resource estimates on both the El Limón and Los Guajes deposits in 2003 based on the results from the 2003 and earlier drilling campaigns. In 2003, Teck Cominco completed 1,208 metres of drilling over eight diamond drill holes at El Limón and 2,191 metres of drilling over 15 diamond drill holes at Los Guajes. To date, 45 diamond drill holes have been drilled on El Limón and 37 diamond drill holes and 7 RC drill holes have been completed at Los Guajes.

      The following table sets forth the estimated Mineral Resources for the El Limón gold deposits (100%) as at December 31, 2003:

Inferred Mineral Resources(1)(2)(3)(4)

			Gold	Contained
Deposit	Category	Tonnes	Grade	Gold

			(grams	(ounces)
		(000s)	per tonne)
El Limón	Inferred	16,500	3.1	1,600
Los Guajes	Inferred	3,500	3.1	360

(1)	All Mineral Resources have been calculated as of December 31, 2003, in accordance with the CIM Standards. See “Technical Information — CIM Standard Definitions” for CIM Standard definitions.

(2)	The Mineral Resources for the El Limón gold deposits set out in the above table have been estimated by Jim Grey, P.Geo. of Teck Cominco and for Los Guajes by Al N. Samis, P.Geo. at Teck Cominco, both of whom are qualified persons under NI 43-101. The Mineral Resources are classified as inferred and are based on the CIM Standards.

(3)	Cut-off grade was 0.7 grams of gold per tonne.

(4)	Mineral Resources which are not Mineral Reserves do not have demonstrated economic viability.

      Teck Cominco continues to advance this project, with more drilling on several of the other deposits through the first few months of 2004. Wheaton anticipated continued resource growth through 2004 on El Limón.

     Golden Bear Mine

      Wheaton owns the Golden Bear Mine in northwestern British Columbia through its wholly-owned subsidiary, North American Metals Corp. The Golden Bear Mine was a seasonal operation that operated from about April to October annually. All mining was completed at the end of the 2000 operating season. In 2001, 88,943 tonnes of the Kodiak B stockpiled ore grading 8.8 grams of gold per tonne were crushed and stacked, but the main activity was leaching the ore stacked on the Totem Creek pad from the 2001 and previous seasons. The Golden Bear Mine produced 33,711 ounces in 2001, its last year of commercial production. Reclamation activities began in 2000 and should be completed during the summer of 2004 except for the access road. Reclamation consists of activities such as the removal of plant and equipment, re-sloping of dumps, re-vegetation and closure of the access road. Funding will be provided from a reclamation deposit and cash held by the government under a safekeeping agreement, sale of mine site equipment and the balance from working capital. Negotiations have been undertaken with the Province of British Columbia to see if the government is willing to assume responsibility for the access road that would relieve Wheaton of further liabilities. Long term monitoring of the local water streams in the area will remain as a Wheaton liability.

ITEM 5

SELECTED CONSOLIDATED FINANCIAL INFORMATION

      The following tables set forth selected consolidated financial information of the Company for the financial years ended December 31, 2003, 2002 and 2001. The following summary of selected consolidated financial information is derived from, should be read in conjunction with and is qualified in its entirety by reference to the Company’s consolidated financial statements, including the notes thereto, and Management’s Discussion and Analysis which can be viewed at www.sedar.com. The consolidated financial statements of the Company have been prepared in accordance with Canadian generally accepted accounting principles which differ in certain respects from generally accepted accounting principles in the United States. See Note 20 to the audited consolidated financial statements of the Company. The Company uses the United States dollar as its reporting currency. All financial data presented below is in thousands of dollars, except per share data.

Annual Information

Statement of Operations Data

	Years Ended December 31

	2003	2002	2001

Sales	$212,633	$34,693	$9,010
Earnings from mining operations	83,781	12,235	1,503
Net income (loss)	57,659	5,602	(10,733)
Basic net income (loss) per share	0.14	0.04	(0.18)
Diluted net income (loss) per share	0.13	0.04	(0.18)

Balance Sheet Data

	As at December 31

	2003	2002

Cash and cash equivalents	$151,878	$22,936
Net working capital	147,484	24,422
Total assets	891,005	152,098
Long-term debt	122,423	—
Shareholders’ equity	556,118	108,054

Quarterly Information

	2003				2002

	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4

Sales	$17,257	$28,814	$63,142	$103,420	$—	$915	$15,840	$17,938
Earnings from mining operations	5,977	8,718	21,685	47,401	—	232	5,750	6,253
Net income	4,064	11,088	14,689	27,818	262	1,814	949	2,577
Basic income per share	0.02	0.03	0.03	0.06	0.00	0.02	0.01	0.01
Diluted income per share	0.02	0.03	0.03	0.05	0.00	0.02	0.00	0.01

Dividends

      The Company currently intends to retain future earnings, if any, for use in its business and does not anticipate paying dividends on the Common Shares in the foreseeable future. Any determination to pay any future dividends will remain at the discretion of the Company’s board of directors and will be made taking into account its financial condition and other factors deemed relevant by the board. The Company has not paid any dividends since its incorporation.

APPENDIX H

INFORMATION CONCERNING COEUR D’ALENE MINES HOLDINGS COMPANY

INDEX

Report of KPMG LLP	H-1
Balance Sheet as of July 31, 2004	H-2
Notes to Balance Sheet	H-3

Report of Independent Registered Public Accounting Firm

The Board of Directors

Coeur d’Alene Mines Holdings Company:

      We have audited the accompanying balance sheet of Coeur d’Alene Mines Holdings Company as of July 31, 2004. This balance sheet is the responsibility of the Company’s management. Our responsibility is to express an opinion on this balance sheet based on our audit.

      We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the balance sheet is free of material misstatement. An audit of a balance sheet includes examining, on a test basis, evidence supporting the amounts and disclosures in that balance sheet. An audit of a balance sheet also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall balance sheet presentation. We believe that our audit of the balance sheet provides a reasonable basis for our opinion.

      In our opinion, the balance sheet referred to above presents fairly, in all material respects, the financial position of Coeur d’Alene Mines Holding Company as of July 31, 2004, in conformity with accounting principles generally accepted in the United States of America.

/s/ KPMG LLP

Denver, Colorado

August 18, 2004

COEUR D’ALENE MINES HOLDINGS COMPANY

BALANCE SHEET

As of
July 31, 2004

(In United
States dollars)
ASSETS
Current Assets:
Cash	$1.00

Total Current Assets	$1.00

LIABILITIES AND SHAREHOLDER’S EQUITY
Liabilities	$—
Shareholder’s Equity
Common shares, no par value, authorized — unlimited, issued and outstanding — 1 share	1.00

Total Shareholder’s Equity	1.00

$1.00

      The accompanying notes are an integral part of these consolidated balance sheets.

COEUR D’ALENE MINES HOLDINGS COMPANY

NOTES TO BALANCE SHEET

July 31, 2004

(1)	Nature of Business:

      Coeur d’Alene Mines Holdings Company was incorporated on June 28, 2004 for the purpose of making an offer to purchase the outstanding common shares in the capital of Wheaton River Minerals Ltd., a corporation incorporated under the laws of the Province of Ontario.

      Coeur d’Alene Mines Holdings Company is a wholly owned subsidiary of Coeur d’Alene Mines Corporation and has no material assets or liabilities and no operating history.

(2)	Basis of Reporting:

      The balance sheet of Coeur d’Alene Mines Holdings Company is prepared in accordance with accounting principles generally accepted in the United States of America under the accrual method of accounting.

      The presentation of a statement of income, a statement of changes in shareholder’s equity and a statement of cash flows is not included as there has been no activity except for the sale of common shares to Coeur d’Alene Mines Corporation.

The Depositary for the Offer is:

The Bank of New York

By Mail: The Bank of New York Wheaton River Minerals Ltd. P.O. Box 859208 Braintree, MA 02185-9208	By Hand: The Bank of New York Reorganization Services 101 Barclay Street Receive and Deliver Window Street Level New York, NY 10286	By Overnight Delivery: The Bank of New York Wheaton River Minerals Ltd. 161 Bay State Road Braintree, MA 02184

By Facsimile Transmission: (for Eligible Institutions Only) (781) 380-3388	By Confirmation Receipt of Facsimile by Telephone Only: (781) 843-1833 Ext. 0

The Dealer Managers for the Offer to Purchase are:

JPMORGAN	CIBC WORLD MARKETS INC

In Canada:	In Canada:

200 Bay Street	161 Bay Street, BCE Place
South Tower, Suite 1800	P.O. Box 500
Royal Bank Plaza	Toronto, Ontario
Toronto, Ontario	Canada M5J 2S8
Canada M5J 2J2	Telephone: (416) 594-7000
Telephone: (416) 981-9200

In the United States:	In the United States:

277 Park Avenue	245 Park Avenue
New York, NY 10172	New York, New York 10017
Telephone: (212) 483-2323	Telephone: (212) 856-4000

The Information Agent for the Offer to Purchase is:

105 Madison Avenue

New York, New York 10016
(212) 929-5500 (Call Collect)
or
(800) 322-2885 (Toll Free)

Any questions and requests for assistance may be directed by Shareholders to the Dealer Managers, the Depositary or the Information Agent at their respective telephone numbers and locations set forth above.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 20.	Indemnification of Directors and Officers.

Coeur d’Alene Mines Holdings Company

      Under Title 30, Section 30-1-5 of the Idaho Code and Article VI(b) of New Coeur’s Bylaws, New Coeur’s directors and officers may be indemnified against certain liabilities which they may incur in their capacities as such. The material terms of the indemnification provisions are indemnification:

•	with respect to civil, criminal, administrative or investigative proceedings brought because the defendant is or was serving as an officer, director, employee or agent of New Coeur;

•	for judgments, fines and amounts paid in settlement reasonably incurred;

•	if the defendant acted in good faith and reasonably believed in the case of conduct in his official capacity that his conduct was in the best interests of New Coeur, and in all other cases that his conduct was at least not opposed to the best interests of New Coeur; and

•	if, with respect to a criminal proceeding, he had no reasonable cause to believe his conduct was unlawful.

      Attorney’s fees are included in such indemnification to the extent the indemnified party is successful on the merits in defense of the proceeding. If the foregoing criteria are met, indemnification also applies to a suit threatened or pending by New Coeur against the officer, director, employee or agent with respect to attorney’s fees unless there is negligence on the part of the indemnified party. Indemnification is made only upon a determination by New Coeur that it is proper under the circumstances because the applicable standard is met. The determination shall be made by a majority vote of:

•	a quorum of the board of directors consisting of those persons who are not parties to the proceeding;

•	if such a quorum is not available, by independent legal counsel in writing; or

•	by the shareholders.

      Generally, expenses for defense may be paid in advance of final disposition of the proceeding if the indemnified party provides a written affirmation of his good faith belief that he has met the relevant standard of conduct under the Idaho Code and further provides a written undertaking to repay such amounts if it is determined that the applicable standard has not been met. New Coeur also has an officers’ and directors’ liability insurance policy. This insurance policy contains a limit of liability of $10 million with a retention to New Coeur of $500,000, on a claims made basis. The policy covers claims against officers and directors for “wrongful acts” and also reimburses New Coeur to the extent New Coeur indemnifies officers and directors in accordance with applicable law and its bylaws. “Wrongful act” is defined to mean any breach of duty, neglect, error, misstatement, misleading statement, omission or act by the directors or officers of New Coeur in their respective capacities as such, or any matter claimed against them solely by reason of their status as directors or officers of New Coeur. The policy contains numerous exclusions of liability which are exceptions to coverage.

Coeur d’Alene Canadian Acquisition Corporation

      Under New Brunswick law, a corporation may indemnify a director or officer, a former director or officer or a person who acts or acted at the corporation’s request as a director or officer of a body corporate of which the corporation is or was a shareholder or creditor, and his or her heirs and legal representatives (an “Indemnifiable Person”), against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by him or her in respect of any civil, criminal or administrative action or proceeding to which he or she is made a party by reason of being or having been a director or officer of such corporation or such body corporate, if: (a) he or she acted honestly and in good faith with a view to the best interests of such corporation; and (b) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, he or she had reasonable grounds for believing that his or her conduct was lawful. An Indemnifiable Person is entitled to such indemnity from the corporation if he or she was substantially successful on the merits in his or her defense of the action or proceeding ad fulfilled the conditions set out in (a) and (b), above. A corporation may, with the approval of a court, also indemnify an Indemnifiable Person in respect of an action by or on behalf of the corporation or body corporate to procure a judgement in its favor, to which such person is made a party by reason of being or having been a director or an officer of the corporation or body corporate, if he or she fulfills the conditions set out in (a) and (b), above. The Coeur d’Alene Canadian Acquisition Corporation Bylaws provide for indemnification of directors and officers to the fullest extent authorized by New Brunswick law.

Item 21.	Exhibits.

      See Exhibit Index attached hereto and incorporated by reference.

Item 22.	Undertakings.

      (a) Each of the undersigned registrants hereby undertakes:

(i) that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant’s annual report pursuant to section 13(a) or section 15(d) of the Securities and Exchange Act of 1934, as amended (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to section 15(d) of the Securities Act of 1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof; and

(ii) to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting requirements of Rule 14a-3 or Rule 14c-3 under the Securities and Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

      (b) Each of the undersigned registrants hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to Items 4, 10(b), 11, or 13 of this Form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the registration statement through the date of responding to the request.

      (c) Each of undersigned registrants hereby undertakes to supply by means of post-effective amendment all information concerning a transaction, and the Company being acquired, that was not the subject of and included in the registration statement when it became effective.

SIGNATURES

COEUR D’ALENE MINES HOLDINGS COMPANY

      Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d’Alene, State of Idaho, on this 20th day of August, 2004.

COEUR D’ALENE MINES HOLDINGS COMPANY

By:	/s/ DENNIS E. WHEELER

Dennis E. Wheeler
Chairman of the Board and
Chief Executive Officer

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Dennis E. Wheeler	Chairman of the Board of Directors, Chief Executive Officer and Director (Principal Executive Officer)	August 20, 2004

* James A. Sabala	Executive Vice President and Chief Financial Officer (Principal Financial Officer)	August 20, 2004

* Wayne L. Vincent	Controller and Chief Accounting Officer (Principal Accounting Officer)	August 20, 2004

* Mitchell Krebs	Director	August 20, 2004

*By: /s/ JAMES A. SABALA Name: James A. Sabala Title: Attorney-in-Fact Date: August 20, 2004

COEUR D’ALENE CANADIAN ACQUISITION CORPORATION

      Pursuant to the requirements of the Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Coeur d’Alene, State of Idaho, on this 20th day of August, 2004.

COEUR D’ALENE
CANADIAN ACQUISITION CORPORATION

By:	/s/ DENNIS E. WHEELER

Dennis E. Wheeler
President

      Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

* Dennis E. Wheeler	President & Director	August 20, 2004

* James A. Sabala	Executive Vice President, Chief Financial Officer & Director	August 20, 2004

* Wayne L. Vincent	Controller and Chief Accounting Officer (Principal Accounting Officer)	August 20, 2004

* Mitchell Krebs	Director	August 20, 2004

*By: /s/ JAMES A. SABALA Name: James A. Sabala Title: Attorney-in-Fact Date: August 20, 2004

EXHIBIT INDEX

Exhibit
Number		Description

3.1		Restated and Amended Articles of Incorporation of Coeur as filed with the Secretary of State of the State of Idaho effective September 13, 1999. (Incorporated herein by reference to Exhibit 3 to Coeur’s Quarterly Report on Form 10-Q for the quarter ended September 30, 1999.)
3.2		Bylaws of Coeur and amendments thereto. (Incorporated herein by reference to Exhibit 3(b) to Coeur’s Annual Report on Form 10-K for the year ended December 31, 1988.)
3.3		Certificate of Designations, Powers and Preferences of the Series B Junior Preferred Stock of Coeur, as filed with Idaho Secretary of State on May 13, 1999 (Incorporated herein by reference to Exhibit 3(c) to Coeur’s Annual Report on Form 10-K for the year ended December 31, 2002.)
3.4		Articles of Amendment to the Restated and Amended Articles of Incorporation of Coeur as filed with the Secretary of State of the State of Idaho on October 21, 2002. (Incorporated herein by reference to Exhibit 3.1 to Coeur’s Annual Report on Form 10-Q for the year ended September 30, 2002.)
**3	.5	Articles of Amendment to the Restated and Amended Articles of Incorporation of Coeur as filed with the Secretary of State of the State of Idaho on May 27, 2004.
**3	.6	Articles of Incorporation of Canadian Exchange Co., as filed with the province of New Brunswick on June 30, 2004.
**3	.7	Bylaws of Canadian Exchange Co.
3.8		Form of Restated and Amended Articles of Incorporation of New Coeur.
3.9		Form of Bylaws of New Coeur.
3.10		Articles of Amendment of Canadian Exchange Co.
3.11		Articles of Association of Nova Scotia ULC.
4.1		Specimen certificate of Coeur’s stock. (Incorporated herein by reference to Exhibit 4 to Coeur’s Registration Statement on Form S-2 (File No. 2-84174).)
4.2		Indenture dated as of January 13, 2004, by and between Coeur and the Bank of New York relating to Coeur’s 1.25% Convertible Senior Notes due 2024 (Incorporated herein by reference to Exhibit 4.1 to Coeur’s Current Report on Form 8-K dated January 7, 2004.)
4.3		Rights Agreement, dated as of May 11, 1999, between Coeur and ChaseMellon Shareholder Services, L.L.C., as Rights Agent. (Incorporated herein by reference to Exhibit 1 to Coeur’s Form 8-A relating to the registration of the Rights on the New York and Pacific Stock Exchanges.)
**4	.4	Specimen certificate of Canadian Exchange Co. Stock.
4.5		Form of Voting and Exchange Trust Agreement among New Coeur and Canadian Exchange Co.
4.6		Form of Support Agreement between Coeur, New Coeur, Canadian Exchange Co. and Nova Scotia ULC.
5.1		Legal opinion of William F. Boyd regarding the legality of the common stock of Coeur d’Alene Mines Holding Company being registered under this registration statement.
5.2		Legal opinion of Stewart, McKelvey Stirling Scales regarding the validity of the exchangeable shares of Canadian Exchange Co. being registered under this registration statement.
8.1		Tax opinion of Gibson, Dunn & Crutcher LLP regarding certain U.S. Income Tax considerations.
8.2		Tax opinion of Goodmans LLP regarding certain Canadian Federal Income Tax considerations.
10.1		Executive Compensation Program. (Incorporated herein by reference to Exhibit 10(e) Coeur’s Annual Report on Form 10-K for the year ended December 31, 1989.)

Exhibit
Number	Description

10.2	Agreement, dated January 1, 1994, between Coeur-Rochester, Inc. and Johnson Matthey Inc. (Incorporated herein by reference to Exhibit 10(m) of Coeur’s Annual Report on Form 10-K for the year ended December 31, 1993.)
10.3	Master Equipment Lease No. 099-03566-01, dated as of December 28, 1988, between Idaho First National Bank and Coeur. (Incorporated herein by reference to Exhibit 10(w) of Coeur’s Annual Report on Form 10-K for the year ended December 31, 1988.)
10.4	Master Equipment Lease No. 01893, dated as of December 28, 1988, between Cargill Leasing Corporation and Coeur. (Incorporated herein by reference to Exhibit 10(x) of Coeur’s Annual Report on Form 10-K for the year ended December 31, 1988.)
10.5	Amended and Restated Profit Sharing Retirement Plan of Coeur. (Incorporated herein by reference to Exhibit 10(ff) to Coeur’s Annual Report on Form 10-K for the year ended December 31, 1993.)
10.6	1993 Annual Incentive Plan and Long-Term Performance Share Plan of Coeur. (Incorporated herein by reference to Exhibit 10(jj) to Coeur’s Annual Report on Form 10-K for the year ended December 31, 1993.)
10.7	Supplemental Retirement and Deferred Compensation Plan, dated January 1, 1993, of Coeur. (Incorporated herein by reference to Exhibit 10(kk) to Coeur’s Annual Report on Form 10-K for the year ended December 31, 1993.)
10.8	Lease Agreement, dated January 12, 1994, between First Security Bank of Idaho and Coeur Rochester, Inc. (Incorporated herein by reference to Exhibit 10(mm) to Coeur’s Annual Report on Form 10-K for the year ended December 31, 1993.)
10.9	Non-employee Directors’ Retirement Plan effective as of March 19, 1993, of Coeur. (Incorporated herein by reference to Exhibit 10(oo) to Coeur’s Annual Report on Form 10-K for the year ended December 31, 1993.)
10.10	Extension of Employment and Severance Agreement between Coeur and Dennis E. Wheeler, dated June 28, 1994. (Incorporated by reference to Exhibit 10 (nn) to Coeur’s Annual Report on Form 10-K for the year ended December 31, 1994.)
10.11	401k Plan of Coeur. (Incorporated by reference to Exhibit 10 (pp) to Coeur’s Annual Report on Form 10-K for the year ended December 31, 1994.)
10.12	Mining Lease, effective as of June 1, 1997, between Silver Valley Resources and American Silver Mining Company. (Incorporated herein by reference to Exhibit 10(a) to Coeur’s Registration Statement on Form S-3 (File No. 333-40513).)
10.13	Mining Lease, effective as of April 23, 1996, between Silver Valley Resources Corporation and Sterling Mining Company. (Incorporated herein by reference to Exhibit 10(b) to Coeur’s Registration Statement on Form S-3 (File No. 333-40513).)
10.14	Mining Lease, effective as of March 21, 1997, between Silver Valley Resources Corporation and Silver Buckle Mines, Inc. (Incorporated herein by reference to Exhibit 10(c) to Coeur’s Registration Statement on Form S-3 (File No. 333-40513).)
10.15	Mining Lease, effective as of March 21, 1997, between Silver Valley Resources Corporation and Placer Creek Mining Company. (Incorporated herein by reference to Exhibit 10(d) to Coeur’s Registration Statement on Form S-3 (File No. 333-40513).)
10.16	Form of severance/change in control agreements entered into by Coeur with each of its executive officers (Dennis E. Wheeler — March 30, 1989, Robert Martinez — March 30, 1989, James A. Sabala — January 13, 2003, Gary W. Banbury — March 19, 1998, James K. Duff — March 17, 1997, Troy Fierro — November 11, 2001, and Wayne L. Vincent — October 29, 1998). (Incorporated by reference to Exhibit 10(hh) to Coeur’s Annual Report on Form 10-K for the year ended December 31, 2001).

Exhibit
Number		Description

10.17		Employment Agreement, dated as of January 13, 2003, between Coeur and James A. Sabala. (Incorporated herein by reference to Exhibit 10(jj) to Coeur’s Form 10-K for the year ended 2002).
10.18		2003 Long-Term Incentive Plan of Coeur. (Incorporated herein by reference to Appendix A to Coeur’s definitive Proxy Statement on Schedule 14A filed with the SEC on April 21, 2003).
10.19		Employment Agreement, dated February 1, 2004 between Coeur and Donald J. Birak (Incorporated herein by reference to Coeur’s Annual Report on Form 10-K for the year ended December 31, 2003).
10.20		Employment Agreement, dated March 11, 2003 between Coeur and Gary Banbury. (Incorporated herein by reference to Exhibit 10(b) to Coeur’s Quarterly Report on 10-Q for the quarter ended March 31, 2003).
10.21		Employment Agreement, dated March 11, 2003 between Coeur and Mitchell J. Krebs. (Incorporated herein by reference to Exhibit 10(a) to Coeur’s Quarterly Report on 10-Q for the quarter ended March 31, 2003).
10.22		Employment Agreement, dated March 11, 2003 between Coeur and Robert Martinez. (Incorporated herein by reference to Exhibit 10(e) to Coeur’s Quarterly Report on 10-Q for the quarter ended March 31, 2003).
10.23		Employment Agreement, dated March 11, 2003 between Coeur and Wayne Vincent. (Incorporated herein by reference to Exhibit 10(d) to Coeur’s Quarterly Report on 10-Q for the quarter ended March 31, 2003).
10.24		Employment Agreement, dated June 9, 2003 between Coeur and James Arnold. (Incorporated herein by reference to Exhibit 10(a) to Coeur’s Quarterly Report on 10-Q for the quarter ended June 30, 2003).
10.25		Amendment to Employment Agreement dated February 5, 2004 between Coeur and Wayne Vincent. (Incorporated herein by reference to Exhibit 10(b) to Coeur’s Quarterly Report on 10-Q for the quarter ended March 31, 2004).
**21	.1	List of Subsidiaries
23.1		Consent of William F. Boyd. (Included in Exhibit 5.1)
23.2		Consent of KPMG, LLP.
23.3		Consent of Goodmans LLP. (Included in Exhibit 8.2)
23.4		Consent of Gibson, Dunn & Crutcher LLP. (Included in Exhibit 8.1)
23.5		Consent of Stewart, McKelvey Stirling Scales (Included in Exhibit 5.2)
23.6		Consent of Deloitte & Touche LLP
**24	.1	Powers of Attorney. (Included on Pages II-3 and II-4 as part of the signature pages hereto.)
99.1		Press Release, dated May 27, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on May 28, 2004.)
99.2		Slide Presentation, dated May 27, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on May 28, 2004.)
99.3		Transcript of Conference Call, dated May 28, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 1, 2004.)
99.4		Press Release, dated May 31, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 1, 2004.)
99.5		Press Release, dated June 3, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 3, 2004.)
99.6		Slide Presentation, dated June 3, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 4, 2004.)

Exhibit
Number	Description

99.7	Press Release, dated June 4, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 4, 2004.)
99.8	Press Release, dated June 7, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 7, 2004.)
99.9	Press Release, dated June 8, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 9, 2004.)
99.10	Press Release, dated June 21, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 21, 2004.)
99.11	Letter to Wheaton shareholders, dated June 21, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 22, 2004.)
99.12	Press Release, dated June 23, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 23, 2004.)
99.13	Slide Presentation, dated June 23, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 23, 2004.)
99.14	Press Release, dated June 28, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 29, 2004.)
99.15	Press Release, dated June 29, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 29, 2004.)
99.16	Slide Presentation, dated June 29, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 30, 2004.)
99.17	Press Release, dated June 30, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on June 30, 2004.)
99.18	Press Release, dated July 6, 2004 (incorporated by reference to Rule 425 filing filed by Coeur on July 7, 2004.)
99.19	Letter from Dennis E. Wheeler to Wheaton shareholders, dated August 23, 2004.
99.20	Press Release, dated July 13, 2004 (incorporated by reference to Rule 425 filing by Coeur on July 14, 2004.)
99.21	Press Release, dated July 14, 2004 (incorporated by reference to Rule 425 filing by Coeur on July 15, 2004.)
99.22	Press Release, dated July 19, 2004 (incorporated by reference to Rule 425 filing by Coeur on July 20, 2004.)
99.23	Press Release, dated August 2, 2004 (incorporated by reference to Rule 425 filing by Coeur on August 2, 2004.)
99.24	Slide Presentation, dated August 9, 2004 (incorporated by reference to Rule 425 filing by Coeur on August 10, 2004.)
99.25	Press Release, dated August 9, 2004 (incorporated by reference to Rule 425 filing by Coeur on August 10, 2004.)
99.26	Transcript of Conference Call, dated August 9, 2004 (incorporated by reference to Rule 425 filing by Coeur on August 10, 2004.)
99.27	Press Release, dated August 18, 2004 (incorporated by reference to Rule 425 filing by Coeur on August 18, 2004)

**	Previously filed.